
05005001

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Bear Creek Energy Ltd.

*CURRENT ADDRESS 1240, 407 - 2nd Street S.W.
Calgary Alberta T2P 2Y3
Canada

**FORMER NAME

**NEW ADDRESS



FILE NO. 82- 34851     FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 1/5/05

## MILLENNIUM ENERGY INC.

**Instrument of Proxy for the Special Meeting of Shareholders, Optionholders and Warrantholders of Millennium Energy Inc. to be held on July 24, 2003.**



**This proxy is solicited by the management of Millennium Energy Inc. ("Millennium").** The undersigned holder of common shares, options to purchase common shares and/or warrants convertible into common shares of Millennium (collectively, the "Securities"), hereby appoints Martin Hislop, President and Chief Executive Officer of Millennium, or Alan MacDonald, Vice President, Finance of Millennium, with full power of substitution, or instead of either of them, ________________________________________, as proxyholder for and on behalf of the undersigned, to attend the special meeting of shareholders, optionholders and warrantholders to be held at 9:00 a.m. (Calgary time) on July 24, 2003 at Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue S.W., Calgary, Alberta, and any adjournment or postponement thereof, to vote the Securities that the undersigned would be entitled to vote if personally present as indicated below and to represent and vote such Securities of the undersigned on any other matters properly brought before the special meeting in the discretion of such persons. **You have the right to appoint a person (who need not be a holder of Securities) other than persons designated in this instrument of proxy, as nominee to attend and act for and on behalf of you at the special meeting, and may exercise such right by crossing out the names of the persons designated and inserting such person's name in the blank space provided above.**

Without limiting the general powers conferred by this instrument of proxy, the undersigned hereby revokes any proxy previously given and directs the person named above as proxyholder to vote at the special meeting and at any adjournment thereof, the Securities represented by this proxy as follows:

1. **FOR** ☐ or **AGAINST** ☐ the special resolution to approve the arrangement under section 193 of the *Business Corporations Act* (Alberta) between Millennium, its securityholders, Crossfield Gas Corp. ("Crossfield"), its securityholders, 1036655 Alberta Ltd. and 1050412 Alberta Ltd and the Arrangement Agreement dated May 13, 2003, as amended June 10, 2003, all as more particularly described in the Joint Management Information Circular and Proxy Statement of Millennium and Crossfield dated June 23, 2003 (the "Information Circular"); and

2. in the discretion of the proxyholder in respect of any amendments or variation to matters identified in the Notice of the Special Meeting included with the Information Circular and on all other matters that may properly come before the special meeting or any adjournment thereof.

The Securities represented by this proxy will be voted in the manner directed herein by the undersigned on any ballot that may be called for. **If no direction is given, the Securities represented by this proxy will be voted "FOR" the special resolution described above. If any other business or amendments or variations to the matters identified in the Notice of Special Meeting included with the Information Circular properly come before the special meeting, then discretionary authority is conferred upon the person appointed in this proxy to vote in the manner that such person sees fit.** The undersigned hereby agrees to ratify and confirm all that such proxyholder may do by virtue hereof. The undersigned hereby acknowledges receipt of the Notice of the Special Meeting and the Information Circular.

Dated ________________________________, 2003

________________________________________
Name (please print)

________________________________________
Signature

**PLEASE MARK, DATE AND SIGN THIS INSTRUMENT OF PROXY AND PROMPTLY RETURN IT USING THE ENCLOSED ENVELOPE.**

**Notes:**

1. In order for this proxy to be effective, this proxy must be executed by the holder of Securities or the attorney of such person authorized in writing or, if the holder of Securities is a corporation, under its corporate seal or by an officer or attorney Thereof duly authorized and must be received by the Secretary of Millennium, c/o CIBC Mellon Trust Company at 200 Queens Quay East, Unit 6, Toronto, Ontario, Canada M5A 4K9, Attention: Proxy Dept., not later than 9:00 a.m. (Calgary time) on July 22, 2003 or, if the special meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and holidays in Canada) prior to the time of the adjourned or postponed meeting, or any further adjournment or postponement thereof. If the date is not inserted in the blank space provided above, this proxy shall be deemed to be dated on the day on which it is mailed by Millennium with the Information Circular.

2. The signature of the holder of Securities should be exactly the same as the name in which such securities are registered.

3. Persons signing as executors, administrators, trustees, etc. should so indicate. If the holder of Securities is a corporation, this proxy must be signed by an officer or attorney thereof duly authorized.

# LETTER OF TRANSMITTAL
# COMMON SHARES AND WARRANTS OF MILLENNIUM ENERGY INC.

This Letter of Transmittal is for use by holders of common shares ("Millennium Shares") of Millennium Energy Inc. ("Millennium") and warrants exercisable into Millennium Shares ("Millennium Warrants") in connection with the proposed arrangement involving and affecting Millennium and the shareholders, optionholders and warrantholders of Millennium under section 193 of the *Business Corporations Act* (Alberta), which is being submitted to the special meeting of the shareholders, optionholders and warrantholders of Millennium to be held on July 24, 2003 and any adjournment or postponement thereof. It is understood that the exchange to be effected hereby is subject to the terms, conditions and limitations set forth in the plan of arrangement.

**Please read carefully the Joint Management Information Circular and Proxy Statement of Millennium and Crossfield Gas Corp. ("Crossfield") and the attached instructions before completing this letter. If you have any questions with respect to completing this letter please contact Valiant Trust Company at the numbers listed on the last page hereof. All capitalized terms not defined herein shall have the meanings ascribed thereto in the Joint Management Information Circular and Proxy Statement of Millennium and Crossfield dated June 23, 2003.**

To: CROSSFIELD GAS CORP., MILLENNIUM ENERGY INC., 1036655 ALBERTA LTD., 1050412 ALBERTA LTD. and VALIANT TRUST COMPANY

The undersigned represents and warrants that the undersigned has full power and authority to deliver the certificates transmitted herewith and to give all the directions herein contained.

## I. LETTER OF TRANSMITTAL – TO BE COMPLETED BY ALL HOLDERS OF MILLENNIUM SHARES AND MILLENNIUM WARRANTS

### A. Millennium Shares

The undersigned hereby transmits the following certificate(s) representing Millennium Shares. In return, unless instructions to the contrary are included elsewhere herein, the undersigned will receive a certificate for common shares of Bear Creek Energy Ltd. ("Bear Creek") pursuant to the Plan of Arrangement:

| Certificate Number | Registered in Name of | Number of Millennium Shares |
|---|---|---|
| | | |
| | | |
| | (if space is insufficient, attach separate list) | |

### B. Millennium Warrants

The undersigned hereby transmits the following certificate(s) representing Millennium Warrants. In return, unless instructions to the contrary are included elsewhere herein, the undersigned will receive a certificate for warrants of Bear Creek pursuant to the Plan of Arrangement:

| Certificate Number | Registered in Name of | Number of Millennium Warrants |
|---|---|---|
| | | |
| | | |
| | (if space is insufficient, attach separate list) | |

## II. DELIVERY

The undersigned authorizes and directs Valiant Trust Company ("Valiant"), Millennium and Crossfield: (i) to register and issue the certificate representing Bear Creek common shares or Bear Creek warrants, as applicable, to the registered holder of the enclosed certificate(s) representing Millennium Shares and/or Millennium Warrants, as applicable, at the address of such registered holder as it appears on the records of Valiant or Millennium or as indicated in Block A below; and (ii) to mail the same to the registered address or as indicated in Block B below or to deliver the same as indicated in Block C below.

**A. Issuance Instructions**

Issue and send certificate(s) as indicated below:

______________________________
(Name) (please print)

______________________________
(Street Address)

______________________________

______________________________
(City) (Province or State) (Postal or Zip Code)

______________________________
(Telephone – Business Hours)

______________________________
(Tax Identification Number - U.S. Residents Only)

**B. Special Delivery Instructions**

To be completed ONLY if the certificate(s) is/are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

Mail to the name and address below:

______________________________
(Name) (please print)

______________________________
(Street Address)

______________________________

______________________________
(City) (Province or State) (Postal or Zip Code)

**C. Special Pick Up Instructions**

☐ Hold certificate for pick-up.

DATED: ______________________________

______________________________
(Signature of holder or authorized representative)

______________________________
(Signature of any joint holder)

______________________________
(Name of shareholder or authorized representative) (please print)

Signature Guaranteed By: (if required under Instruction 3)

______________________________
(Authorized signature)

______________________________
(Name of Guarantor) (please print)

## INSTRUCTIONS

### 1. Use of Letter

- This letter must be completed, signed and delivered, together with certificate(s) representing Millennium Shares and/or Millennium Warrants to Valiant at any of the addresses set forth below.
- If the certificates representing Millennium Shares and/or Millennium Warrants are registered in different names or addresses, it will be necessary to submit separate letters for each different registration or account. Additional copies of this letter may be obtained from Valiant at any of the addresses set forth below.
- If you own shares registered in different names or addresses, it would be beneficial to consolidate your accounts by completing letters directing in Block A that certificate(s) be issued in a single name with a single address. See Instructions 2 and 3 below.

### 2. Signatures

- If this letter is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this letter must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed or signature guaranteed. If such certificate(s) indicate joint ownership, all joint owners must sign this letter.
- If this letter is signed by a person other than the registered owner(s) of the accompanying certificate(s):
    - such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and
    - the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

### 3. Guarantee of Signature

If this letter is signed by a person other than the registered owner(s) of the Millennium Shares or Millennium Warrants, or if the certificates are to be issued in a name other than the registered owner(s), or if the Plan of Arrangement is not approved by shareholders and the Millennium Shares and/or Millennium Warrants are to be returned to a person other than such registered owner(s), or sent to an address other than the address of the registered owner(s) as shown on the registers of Millennium, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Valiant (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

### 4. Delivery

The method used to deliver this letter and any accompanying certificate(s) is at the option and risk of the holder and delivery will be deemed effective only when such documents are actually received. This letter and

certificate(s) may be delivered personally to any of the addresses set forth below. Otherwise, the use of the registered insured mail with return receipt, is recommended.

Shareholders and warrantholders whose Millennium Shares and/or Millennium Warrants are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in delivering those shares and/or warrants, as applicable.

**5. Inadequate Spaces**

If the space provided in this letter is inadequate, the certificate number(s) of Millennium Shares and the terms of the Millennium Warrants (including the date and number of the certificate, exercise price and expiry date) should be listed on a separate list attached to this letter which separate list must be signed by the holder.

**6. Lost Certificate**

If a certificate representing Millennium Shares or Millennium Warrants has been lost or destroyed, this letter should be completed as fully as possible and forwarded to Valiant together with a letter describing the loss. Valiant will respond with the replacement requirements.

**7. Fiduciaries, Representatives and Authorizations**

Where this letter is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this letter must be accompanied by satisfactory evidence of their proof of appointment and authority to act. Any of Millennium, Valiant, or Crossfield, at their discretion, may require additional evidence of appointment or authority or additional documentation.

**8. Request for Assistance or Additional Copies**

Questions and requests for assistance may be directed to Valiant at the numbers listed below. Additional copies of this letter may be obtained without charge from Valiant at the phone numbers or the addresses listed below.

**9. Fractional Shares**

In connection with the issuance of Millennium Shares pursuant to the Arrangement, no fractional Bear Creek Shares shall be issued, and in lieu of any fractional entitlement, the number of Bear Creek Shares issued to a former holder of Millennium Shares shall be rounded up to the next whole number of Bear Creek Shares if the fractional entitlement is equal to or greater than 0.5, and shall be rounded down to the next lesser whole number of Bear Creek Shares if the fractional entitlement is less than 0.5.

**Offices of the Depositary, Valiant Trust Company**

Valiant Trust Company
Tel: (403) 233-2801
Fax: (403) 233-2847
(Attn: Securities Department)

*By Mail OR By Hand*

Valiant Trust Company
510, 550 – 6th Avenue S.W.
Calgary, Alberta T2P 0S2
(Attn: Securities Department)

BOWNE
PRINTED IN CANADA
09883



# VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 7, 2004



British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

**Re: Bear Creek Energy Ltd.**
**CUSIP: 073 800 104**
**Annual Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Bear Creek Energy Ltd.:

| | |
|---|---|
| Issuer: | Bear Creek Energy Ltd |
| CUSIP: | 073 800 104 |
| Type of Meeting: | Annual General & Special Meeting of Shareholders |
| Date: | June 11, 2004 |
| Place: | Calgary, Alberta |
| Record Date: | April 30, 2004 |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Bear Creek Energy Ltd.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

c.c. Bear Creek Energy Ltd.
Attn: Alan Steele


BEAR CREEK
ENERGY LTD.

# Bear Creek Energy Ltd.

Suite 1240, 407 – 2nd Street S.W.
Calgary, Alberta, Canada T2P 2Y3

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting of the Shareholders (the "Meeting") of Bear Creek Energy Ltd. ("Bear Creek") will be held at 1:30 p.m. (Calgary Time) on Friday, June 11, 2004 in the Barclay Room, Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2003 and the auditors' report thereon;
2. to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
3. to elect directors for the ensuing year;
4. to consider and, if thought appropriate, to pass an ordinary resolution making various amendments to the Stock Option Plan of Bear Creek in the event that the Toronto Stock Exchange implements changes to its rules regarding stock-based compensation arrangements;
5. to consider, and if thought appropriate, to pass an ordinary resolution approving future private placements of up to 100% of the issued and outstanding common shares in the capital of Bear Creek at any time prior to the next annual meeting of shareholders, with such placements being subject to the policies of the Toronto Stock Exchange; and
6. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

**Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Transfer Agent of the common shares of Bear Creek, Valiant Trust Company at 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.** If a shareholder receives more than one proxy form because such shareholder owns common shares of Bear Creek registered in different names or addresses, each proxy form should be completed and returned.

The share transfer books of Bear Creek will not be closed, but the Board of Directors of Bear Creek has fixed April 30, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of May 10, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *Russell J. Tripp*

Russell J. Tripp
President and Chief Executive Officer


BEAR CREEK
ENERGY LTD.

# MANAGEMENT INFORMATION CIRCULAR

## ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF BEAR CREEK ENERGY LTD. TO BE HELD ON FRIDAY, JUNE 11, 2004

**May 10, 2004**


BEAR CREEK
ENERGY LTD.

# Bear Creek Energy Ltd.

Suite 1240, 407 – 2nd Street S.W.
Calgary, Alberta, Canada T2P 2Y3

## NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

**NOTICE IS HEREBY GIVEN** that the Annual and Special Meeting of the Shareholders (the "Meeting") of Bear Creek Energy Ltd. ("Bear Creek") will be held at 1:30 p.m. (Calgary Time) on Friday, June 11, 2004 in the Barclay Room, Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, Canada, for the following purposes:

1. to receive the financial statements for the year ended December 31, 2003 and the auditors' report thereon;
2. to appoint auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;
3. to elect directors for the ensuing year;
4. to consider and, if thought appropriate, to pass an ordinary resolution making various amendments to the Stock Option Plan of Bear Creek in the event that the Toronto Stock Exchange implements changes to its rules regarding stock-based compensation arrangements;
5. to consider, and if thought appropriate, to pass an ordinary resolution approving future private placements of up to 100% of the issued and outstanding common shares in the capital of Bear Creek at any time prior to the next annual meeting of shareholders, with such placements being subject to the policies of the Toronto Stock Exchange; and
6. to transact such other business as may be properly brought before the Meeting or any adjournment thereof.

The specific details of the matters to be brought before the Meeting are set forth in the accompanying Information Circular.

**Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to Transfer Agent of the common shares of Bear Creek, Valiant Trust Company at 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof.** If a shareholder receives more than one proxy form because such shareholder owns common shares of Bear Creek registered in different names or addresses, each proxy form should be completed and returned.

The share transfer books of Bear Creek will not be closed, but the Board of Directors of Bear Creek has fixed April 30, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof.

DATED at Calgary, Alberta as of May 10, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *Russell J. Tripp*

Russell J. Tripp
President and Chief Executive Officer

# Bear Creek Energy Ltd.

## ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

## INFORMATION CIRCULAR

## TABLE OF CONTENTS

**Page**

## GENERAL PROXY INFORMATION

This Information Circular, dated May 10, 2004, is furnished to holders (the "Shareholders") of class A shares (the "Common Shares") by the management of Bear Creek Energy Ltd. ("Bear Creek") in connection with the solicitation of proxies to be voted at the Annual and Special Meeting of Shareholders of Bear Creek (the "Meeting") to be held at 1:30 p.m. on Friday, June 11, 2004 in the Barlcay Room of the Westin Hotel, 320 - 4th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.

**Solicitation of Proxies**

**The enclosed proxy is solicited by and on behalf of the management of Bear Creek. The persons named in the enclosed proxy form are directors or senior officers of Bear Creek. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.**

To be used at the Meeting, the completed proxy form must be deposited at the offices of Valiant Trust Company at 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2 at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of Bear Creek at a nominal cost. The cost of solicitation will be borne by Bear Creek.

**Revocability of Proxies**

A Shareholder who has given a proxy may revoke it either by (a) depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (i) at the registered office of Bear Creek at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the chairman of the Meeting on the day of the Meeting or an adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Shareholder personally present.

**Advice to Beneficial Holders of Common Shares**

**The information set forth in this section is of significant importance to many holders of Common Shares, as a substantial number of Shareholders do not hold their Common Shares in their own name.** Shareholders who do not hold their Common Shares in their own name (referred to herein as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of Bear Creek as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those shares will not be registered in the Shareholder's name on the records of Bear Creek. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting Common Shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person or that the Common Shares are duly registered in their name.**

Applicable Canadian regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. In Canada, the majority of brokers now delegate responsibility for obtaining instructions from clients to the ADP

Investor Communications Corporation ("ADP"). In most cases, ADP mails a scannable voting instruction form in lieu of the form of proxy provided by Bear Creek, and asks Beneficial Shareholders to return the voting instruction form to ADP. Alternatively, Beneficial Shareholders can either call their toll-free telephone number to vote their Common Shares, or access ADP's dedicated voting web site at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – the voting instruction form must be returned to ADP or, alternatively, instructions must be received by ADP well in advance of the Meeting in order to have such shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or an agent of the broker), a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. A Beneficial Shareholder who wishes to attend the Meeting and indirectly vote his Common Shares as proxyholder for the registered shareholder, should enter his own name in the blank space on the form of proxy provided to him and return the same to his broker (or broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

**Exercise of Discretion by Proxy Holders**

The enclosed proxy form confers discretionary authority upon the persons named therein in respect of amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of Bear Creek knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. If any such amendment, variation or other matter properly comes before the Meeting, the shares represented by proxies in favour of management will be voted on such matters in accordance with the best judgment of the person voting the proxy.

**Record Date**

The share transfer books of Bear Creek will not be closed, but the Board of Directors has fixed April 30, 2004 as the record date (the "Record Date") for the determination of Shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. Shareholders of record at the close of business on the Record Date are entitled to such notice and to vote at the Meeting.

Persons who are transferees of any Common Shares acquired after the Record Date and who have produced properly endorsed certificates evidencing such share ownership or who otherwise establish to the satisfaction of Bear Creek ownership thereof and demand, not later than 10 days before the Meeting, or such other time as is acceptable to Bear Creek, that their names be included in the list of Shareholders, are entitled to vote at the Meeting. In addition, persons who are beneficial holders of Common Shares as of the Record Date will be entitled to vote at the Meeting in accordance with the procedures established pursuant to National Policy Statement No. 54-101 of the Canadian Securities Administrators.

**Voting Shares and Principal Holders Thereof**

Bear Creek has an authorized capital consisting of an unlimited number of Common Shares and an unlimited number of four classes of preferred shares. As at the Record Date, there were 19,647,671 Common Shares outstanding, and no preferred shares outstanding. Each Common Share carries the right to one vote on any matter properly coming before the Meeting.

As of the date hereof, to the knowledge of the directors and senior officers of Bear Creek, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of the voting rights attached to all equity shares of Bear Creek. Each of CDS & Co. and CEDE & Co. hold in excess of 10% of the Common Shares for the benefit of their participants.

## BUSINESS TO BE ACTED UPON AT THE MEETING

**Receipt of December 31, 2003 Financial Statements**

The audited financial statements for the financial year ended December 31, 2003 of Bear Creek have been sent to Shareholders. No formal action will be taken at the Meeting to approve the financial statements, with the requirements of the *Business Corporations Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2003 financial statements, the question's may be brought forward at the Meeting.

**Appointment of Auditors**

Shareholders will be asked at the Meeting to pass a resolution reappointing Ernst & Young LLP, Chartered Accountants, as auditors of Bear Creek to hold office until the next annual meeting of shareholders or until their successors are appointed, at remuneration to be fixed by the Board of Directors. During the financial year ended December 31, 2003, Ernst & Young LLP received $50,000 in remuneration for performing audit responsibilities, $48,000 for audit related services and $24,800 for tax, consulting and legal services not related to audit services. Ernst & Young LLP was appointed auditor of Bear Creek on July 24, 2003.

The resolution appointing auditors must be passed by a simple majority of the votes cast with respect to the resolution by Shareholders present in person or by proxy at the Meeting. **In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the ordinary resolution appointing Ernst & Young LLP as auditors of Bear Creek.**

**Election of Directors**

At the present time, Bear Creek has five directors. Mr. Cumming has informed Bear Creek that, for personal reasons, he does not intend to stand for re-election to the Board of Directors. In his place, Bear Creek has proposed Mr. Howard.

The persons named below are the five nominees of management for election as directors. All proposed nominees have consented to be named in this Information Circular and to serve as directors if elected. Each elected director will hold office until the close of the next annual meeting or until his successor is duly elected or appointed.

**In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favor of the ordinary resolution electing each of the nominees named below as directors of Bear Creek.**

The table below sets out the name of each of the persons proposed to be nominated for election as a director; all positions and offices in Bear Creek presently held by him; his current principal occupation; the period during which he has served as a director of Bear Creek (or Crossfield Gas Corp. ("Crossfield") or Millennium Energy Inc. ("Millenium"), the predecessor companies of Bear Creek); and the number of Common Shares that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him, as of April 30, 2004.

| Director | Position with Bear Creek |
|---|---|
| Martin Hislop of Alberta, Canada joined the Board of Directors of Millennium in January 1995. Mr. Hislop is presently the Chief Executive Officer of APF Energy Inc. | Chair of the Audit Committee<br>Member of the Governance and Nominating Committee<br>150,487 Common Shares (1)<br>30,000 Options |
| John A. Howard of Alberta, Canada will join the Board of Directors if elected at the Meeting. Mr. Howard is an independent businessman and was formerly President and Chief Executive Officer of Barrington Petroleum Ltd. from September 1999 to April 2001. Mr. Howard is a director of Eastshore Energy Ltd. and a number of private enterprises. | 5,000 Common Shares (1)<br>0 Options (2) |
| Martin A. Lambert of Alberta, Canada joined the Board of Directors of Crossfield on October 4, 2001. Mr. Lambert is presently a Partner with the law firm of Bennett Jones LLP. Mr. Lambert is also currently a director of Calfrac Well Services Ltd., Hawker Resources Inc., Oil States International Inc. and Zed.i Solutions Inc. | Chairman of the Board of Directors<br>Member of the Reserves Committee<br>Chair of the Compensation Committee<br>147,000 Common Shares (1)<br>20,000 Options |
| Garry Tanner of Alberta, Canada has been a member of the Board of Directors of Crossfield on October 5, 2001. Mr. Tanner is presently the Senior Vice President and Chief Operating Officer of Enerplus Resources Fund. | Chair of the Reserves Committee<br>Member of the Audit Committee<br>Member of the Compensation Committee<br>0 Common Shares (1)<br>20,000 Options |
| Russell J. Tripp of Alberta, Canada is the President and Chief Executive Officer of Bear Creek. Mr. Tripp joined the Board of Directors of Crossfield on January 26, 2001. | President and Chief Executive Officer<br>794,246 Common Shares (1)<br>208,000 Options |

**Notes:**

(1) The information as to shares beneficially owned, not being within the knowledge of Bear Creek, has been furnished by the respective individuals.

(2) The Board of Directors has proposed granting Mr. Howard 70,000 options upon his election as a director.

(3) The Compensation Committee has proposed the granting of 50,000 Options to each of Mssrs. Lambert, Tanner and Hislop and 72,000 options to Mr. Tripp. Such option grants will be considered by the Board of Directors at its next meeting.

(4) Bear Creek does not have an Executive Committee.

(5) Mr. Cumming is currently a member of the Audit Committee. Upon his retirement from the Board of Directors, Bear Creek will reconstitute the Audit Committee to maintain three directors on the Committee.

**Amendment to the Stock Option Plan in the Anticipation of the New Rules of the Toronto Stock Exchange**

The Toronto Stock Exchange (the "TSX") has proposed changes to its rules and policies regarding stock option plans. The new rules, as proposed, will provide issuers with a greater flexibility in developing stock option plans and non-management shareholders with a greater influence over stock based compensation. With this in mind, Bear Creek is seeking approval at the Meeting to amend its Stock Option Plan in the event that the TSX changes its rules.

Bear Creek has, as a result of the merger that created the company, three categories of options to acquire Common Shares. The first category regards options

issuable under the stock option plan of Millennium, as created July 27, 1995 and revised February 1, 1998 (the "Millennium Plan"). The maximum number of Common Shares reserved for issuance under the Millennium Plan is 118,200, of which 72,334 options are outstanding as of May 10, 2004. These existing options are scheduled to expire July 24, 2004, if not earlier exercised, and Bear Creek does not intend to grant any further options under the Millennium Plan.

The second category regards options issuable under individual option agreements between Crossfield and various of its directors, employees and consultants (the "Crossfield Option Agreements"). There are currently 905,100 options to purchase Common Shares outstanding as of May 10, 2004.

The third category regards options issuable under the Stock Option Plan of Bear Creek (the "Stock Option Plan"). The Stock Option Plan was created on July 24, 2003 as a step in the plan of arrangement that mergered Crossfield and Millennium to form Bear Creek. The maximum number of Common Shares reserved for issuance is 950,000, of which 468,500 options are currently outstanding as of May 10, 2004.

In the event that TSX implements the proposed revisions to its stock-based compensation rules, Bear Creek will amend the Stock Option Plan as follows:

(a) by deleting the reference to a maximum number of Common Shares issuable or reserved pursuant to the Stock Option Plan, and provide that the maximum number of Common Shares issuable under stock options shall be 10% of the outstanding Common Shares, what is sometimes referred to as a "rolling" plan. Any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Stock Option Plan, and any exercises of options will make new grants available under the plan;

(b) by amending the definition of "market price", being the lowest price that an exercise price of a stock option may be issued, to accord with the revised TSX rules as ultimately implemented. Currently, the exercise price of a stock option cannot be lower than the closing price of the Common Shares on the TSX on the last trading day prior to the date of grant. The draft revised rules currently anticipate market price to be based on the average trading price of the Common Shares for the 5 trading days prior to the date of grant;

(c) by amending the Stock Option Plan to allow for the directors by resolution to amend the plan without shareholder approval, provided however, that the directors will not be entitled to lower the exercise price or extend the expiry date of any stock option held by an insider of Bear Creek; and

(d) by requiring that all security-based compensation arrangements, including the Stock Option Plan, be approved by shareholders every three years.

The Stock Option Plan would continue to have the following features:

(a) those eligible to receive options will be the directors, officers, employees of Bear Creek and certain other persons providing services to the company on an ongoing basis;

(b) the Stock Option Plan will provide that the aggregate number of Common Shares reserved for issuance to any one person under the plan, together with all of other share compensation arrangements, must not exceed 5% of the then outstanding Common Shares;

(c) the vesting arrangements are within the discretion of the Board of Directors; and

(d) the term of stock option grants are within the discretion of the Board of Directors, but in no event shall be longer than 10 years.

For Bear Creek to make the foregoing changes to the Stock Option Plan (once the TSX amends its rules), it must first receive shareholder approval. Pursuant to the requirements of the TSX, a resolution of shareholders to give such approval must be passed by a simple majority of the votes cast at the meeting by the shareholders voting in person or by proxy, other than the votes attaching to Common Shares beneficially owned by insiders to whom stock options may be issued pursuant to the Stock Option Plan and their associates. Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 1,710,661 Common Shares (approximately 8.7% of the currently issued and outstanding Common Shares).

**In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favor of the resolution amending the Stock Option Plan.**

If shareholders approve this resolution, Bear Creek will issue a press release announcing the amendments to the Stock Option Plan once the changes to the TSX Company Manual are adopted.

**Future Private Placements**

Bear Creek from time to time investigates opportunities to raise financing on advantageous terms. Bear Creek may undertake one or more financings over the next year and, if undertaken, expects some of them to be structured as private placements of treasury shares.

Under the rules of the TSX the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a diluted basis) prior to giving effect to such transactions (the "TSX 25% Rule"), unless there has been Shareholder approval of such transactions.

The application of the TSX 25% Rule may restrict the availability to Bear Creek of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of Bear Creek considers it to be in the best interests of Bear Creek to solicit private placement funds for working capital and its operations. The TSX has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSX 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

Bear Creek currently has 19,647,671 Common Shares issued and outstanding and it is proposed that the maximum number of Common Shares which either would be issued or made subject to issuance under one or more private placements in the twelve month period commencing on June 4, 2004 would not exceed 19,647,671 Common Shares in the aggregate, or approximately 100% of Bear Creek's issued and outstanding shares as at April 30, 2004.

Any private placement proceeded with by Bear Creek under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to Bear Creek;

(b) it cannot materially affect control of Bear Creek;

(c) it must be completed within a twelve month period following the date the Shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSX which currently require that the issue price per Common Share must not be lower than the closing market price of the Common Shares on the TSX on the trading day prior to the date notice of the private placement is given to the TSX (the "Market Price"), less the applicable discount, as follows:

| Market Price | Maximum Discount |
|---|---|
| $0.50 or less | 25% |
| $0.51 to $2.00 | 20% |
| Above $2.00 | 15% |

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, the TSX retains the discretion to decide whether a particular placement is "substantially" at arm's length or will materially affect control, in which case specific shareholder approval may be required.

In anticipation that Bear Creek may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its Common Shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSX 25% Rule, at the Meeting Shareholders will be asked to consider and, if thought fit, to approve, a resolution authorizing the issuance by Bear Creek, in one or more private placements during the twelve month period commencing June 11, 2004, of such number of securities as would result in Bear Creek issuing or making issuable up to 19,647,671 Common Shares.

In order for the foregoing resolution to be passed, it must be approved by a simple majority of votes cast

by Shareholders who vote in person or by proxy at the Meeting.

**In the absence of contrary instructions, the persons named in the accompanying form of proxy intend to vote the Common Shares represented thereby in favour of the resolution authorizing future private placements of up to 100% of the issued and outstanding Common Shares.**

## COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

**Summary Compensation**

The following table sets forth for the periods indicated, the compensation paid by Bear Creek (and/or its subsidiaries or predecessor companies) to the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer of Bear Creek in 2003 and the three most highly compensated executive officers in 2003 and who were serving as executive officers on December 31, 2003 (collectively, the "Named Executive Officers").

| | | Annual Compensation | | | Long-Term Compensation | | | |
|---|---|---|---|---|---|---|---|---|
| | | | | | Awards | | Payouts | |
| Name and Principal Position | Year | Salary ($) | Bonus ($) | Other Annual Compensation ($)[6] | Securities Under Options Granted (#) | Shares Subject to Resale Restrictions ($) | LTIP Payouts ($) | All Other Compensation ($)[7] |
| Russell J. Tripp[1] | 2003 | 104,167 | 37,500 | - | 40,000 | - | - | 1,060 |
| *President and Chief* | 2002 | 100,000 | - | - | 168,000 | - | - | - |
| *Executive Officer* | 2001 | - | - | - | - | - | - | - |
| R. Alan Steele[2] | 2003 | 104,167 | 37,500 | - | 45,500 | - | - | 1,060 |
| *Vice President, Finance* | 2002 | 100,000 | - | - | 105,000 | - | - | - |
| *and Chief Financial Officer* | 2001 | 11,186 | - | - | - | - | - | - |
| Korby D. Zimmerman[3] | 2003 | 104,167 | 37,500 | - | 45,500 | - | - | 1,060 |
| *Vice President, Land* | 2002 | 91,667 | - | - | 105,000 | - | - | - |
| | 2001 | - | - | - | - | - | - | - |
| Neil G. Bokenfohr[4] | 2003 | 104,167 | 30,000 | - | 35,000 | - | - | 1,060 |
| *Vice President,* | 2002 | 79,167 | 25,000 | - | 115,500 | - | - | - |
| *Engineering* | 2001 | - | - | - | - | - | - | - |
| Douglas C. Hibbs[5] | 2003 | 113,141 | 25,000 | - | 24,500 | - | - | 1,035 |
| *Vice President,* | 2002 | - | - | - | 126,000 | - | - | - |
| *Exploration* | 2001 | - | - | - | - | - | - | - |

**Notes:**

(1) Mr. Tripp commenced employment with Crossfield on January 26, 2001.

(2) Mr. Steele commenced employment with Crossfield on September 4, 2001.

(3) Mr. Zimmerman commenced employment with Crossfield on February 1, 2002.

(4) Mr. Bokenfohr commenced employment with Crossfield on March 16, 2002.

(5) Mr. Hibbs commenced employment with Crossfield on January 27, 2003.

(6) Where no amount is stated in this column, the Named Executive Officer did not receive perquisites and other personal benefits that exceeded the lesser of $50,000 and 10% of total annual salary and bonus. Where any individual personal benefit or perquisite exceeds 25% of the total amount of perquisites and personal benefits received by the executive officer, that item and the amount relating thereto will be identified.

(7) Includes values for Bear Creek share purchase program and life insurance premiums.

## Stock Options Granted and Exercised

The following table sets forth information concerning options granted to the Named Executive Officers during the financial year ended December 31, 2003.

*Option Grants During 2003*

| Name | Securities Under Options Granted (#) | Percentage of Total Options Granted to Employees in 2003 % | Exercise Price ($/Security) | Market Value of Securities Underlying Options on the Date of Grant ($/Security) | Expiration Date |
|---|---|---|---|---|---|
| Russell J. Tripp | 40,000 | 6.7 | 3.75 | 3.75 | October 28, 2008 |
| R. Alan Steele | 45,500 | 7.6 | 3.75 | 3.75 | October 28, 2008 |
| Korby D. Zimmerman | 45,500 | 7.6 | 3.75 | 3.75 | October 28, 2008 |
| Neil G. Bokenfohr | 35,000 | 5.8 | 3.75 | 3.75 | October 28, 2008 |
| Douglas C. Hibbs | 24,500<br>126,000 | 4.1<br>21.0 | 3.75<br>2.98 | 3.75<br>2.98 | October 28, 2008<br>March 20, 2008 |

The following table sets forth information concerning options exercised by the Named Executive Officers during the financial year ended December 31, 2003 and the numbers and accrued values of unexercised options as at December 31, 2003.

*Aggregated Option Exercises During 2003 and December 31, 2003 Option Values*

| Name | Securities Acquired on Exercise (#) | Aggregate Value Realized ($) | Unexercised Options at December 31, 2003(#) | | Value of Unexercised in-the-Money Options at December 31, 2003($) | |
|---|---|---|---|---|---|---|
| | | | Exercisable | Unexercisable | Exercisable[(1)] | Unexercisable[(1)] |
| Russell J. Tripp | - | - | 56,000 | 152,000 | 54,320 | 116,640 |
| R. Alan Steele | - | - | 35,000 | 115,500 | 33,950 | 77,000 |
| Korby D. Zimmerman | - | - | 35,000 | 115,500 | 33,950 | 77,000 |
| Neil G. Bokenfohr | - | - | 38,500 | 112,000 | 37,345 | 81,690 |
| Douglas C. Hibbs | - | - | - | 150,500 | - | 127,120 |

**Note:**

(1) The value of the unexercised "in-the-money" options has been determined by subtracting the exercise price of the options from the closing price of the Common Shares on December 31, 2003 of $3.95, as reported by the TSX, and multiplying by the number of Common Shares that may be acquired upon the exercise of the options.

**Executive Employment Contracts and Change in Control Arrangements**

Each of Messrs. Tripp, Steele, Zimmerman, Bokenfohr and Hibbs has entered into change of control agreement with Bear Creek. In the event of a change of control of Bear Creek, each such executive shall be entitled, within ninety days of such change of control, to terminate his employment with Bear Creek. In such circumstances, Bear Creek shall pay a sum of money equal to 12 months' salary plus 1 month per year of service to a maximum of 18 months, except Mr. Tripp who receives 18 months salary plus 1 month per year of service to a maximum of 24 months, bonus and benefits, all unvested stock options shall become fully vested and the expiry date of all outstanding stock options shall be extended for a period of three years. Salaries for all executives of $140,000 per year have been proposed by the Compensation Committee for approval at the next meeting of the Board of Directors. A change of control occurs upon (i) the acquisition or continuing ownership of the Common Shares as a result of which a person or group of persons or persons acting jointly or in concert, beneficially own Common Shares, such person or group of persons beneficially own 33.3% of the Common Shares; and (ii) the exercise of the voting power of all or any such shares so as to cause or result in the election of two or more directors of Bear Creek who were not then incumbent directors.

**Composition of the Compensation Committee**

The Compensation Committee presently consists of Martin Lambert (Chair) (member since July 25, 2003) and Garry Tanner (member since July 25, 2003).

**Report on Executive Compensation**

The Compensation Committee administered Bear Creek's executive compensation arrangements during 2003 as well as approving overall compensation guidelines for the entire company. In general, the Compensation Committee considers the compensation arrangements for executive officers, including salaries, benefits, the establishment of bonus targets and allocation of bonuses and grants of stock options, in each case taking into account information supplied by management and obtained by the Compensation Committee members independently. It is the objective of the Compensation Committee to ensure that the compensation of senior executives provides a competitive base compensation package and a strong link between corporate performance and compensation, by placing more emphasis on variable compensation in order to attract, retain and motivate highly qualified personnel. This objective will link incentive compensation with Bear Creek's performance and shareholder value. This recently adopted compensation guideline will result in a greater portion of the compensation of the executive officers being at risk and dependent upon increases in Bear Creek's performance and stock price

*Base Salaries and Benefits*

In determining the remuneration of executive officers of Bear Creek, the Compensation Committee utilized informal assessments and competitive data, both from industry surveys, for comparable-sized companies within the oil and gas industry. The Compensation Committee considered the long-term interests and financial objectives of Bear Creek as well as individual performance and achievement. Bear Creek's group life, short-term disability, long-term disability, health and dental benefit plans are comparable to industry peers and are available to all permanent employees.

*Bonuses*

The cash bonus program of Bear Creek is available to reward those employees who have made a significant contribution toward an increase in shareholder value. The allocation of bonuses to the executive officers and other key employees of Bear Creek is made by taking into account the salary, position, individual, team and department performance in relation to Bear Creek's industry peers. Subsequent to year end, a total of $92,172 was paid under the cash bonus program of Bear Creek and the Compensation Committee has proposed that the Board of Directors approve further bonuses of up to an additional $189,000 for recognition of 2003 performance.

*Stock Options*

Awards of stock options in 2003 were considered by the Board of Directors on the recommendation of the President and Chief Executive Officer and the Compensation Committee. Awards of stock options to the President and Chief Executive Officer are considered by the Board of Directors on the recommendation of the Compensation Committee.

*Employee Share Savings Plan*

An additional element of the compensation program of Bear Creek is the employee share savings plan (the

"ESSP"), which is available to all officers and employees. Each of the Named Executive Officers participate in the ESSP. Participants may contribute any percent of their monthly base salary to the ESSP. Bear Creek will match the participant's contributions up to a maximum of 5% of the participant's base salary. Contributions from both employee and employer are used to purchase Common Shares of Bear Creek in an account in the participant's name. The participant may sell, without consequence, investments purchased with his or her contributions and or the Corporation contributions up to once per year. In determining contribution levels to the ESSP, Bear Creek considers the fact that it does not have a pension plan.

Purchases of Common Shares with Bear Creek's contributions under the ESSP are made by a trustee in the open market through the TSX. All or any portion of participant contributions under the ESSP may, at the option of Bear Creek, be used to purchase Common Shares directly from treasury at the then current market price, as an alternative to the trustee purchasing Common Shares in the open market through the TSX.

The foregoing Report on Executive Compensation is submitted by the Compensation Committee on behalf of the Board of Directors.

*Martin Lambert (Chair)*
*Garry Tanner*

**Performance Graph**

The following graph and table compare the yearly percentage change (converted into a fixed investment) in the cumulative shareholder return on the Common Shares (assuming a $100 investment was made on December 31, 1998) with the cumulative total return of the S&P TSX Composite Index for the period which commenced on December 31, 1998 and ended on December 31, 2003, assuming reinvestment of dividends, where applicable.


S&P TSX Composite Index
Bear Creek
150
100
50
0
1998
1999
2000
2001
2002
2003

| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
| Bear Creek | 100 | 75 | 85 | 90 | 62 | 132[(1)] |
| S&P TSX Composite Index | 100 | 132 | 141 | 123 | 108 | 137 |

**Note:**

(1) Millennium announced on May 13, 2003 the reverse take-over of Crossfield, through which Millennium reconstituted its management and board of directors and changed its name to Bear Creek. This transaction closed on July 24, 2003.

**Compensation of Directors**

Bear Creek did not pay annual or meeting fees to its directors for their participation on the Board or committees thereof in 2003. The Compensation Committee has recommended the following changes to director compensation, which the Board will consider at its next meeting. Such changes, if approved, will be effective as of April 1, 2004.

Each non-employee director of Bear Creek, other than the Chairman of the Board of Directors, will

receive a fee of $800 for each Board or Committee meeting attended. Directors are reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. As well all directors will receive a annual retainer of $12,000, to be paid quarterly..

Directors of Bear Creek are eligible to be granted options and non-employee directors currently hold options to purchase an aggregate of 90,000 Common Shares with a weighted average exercise price of $3.85 per share. During the financial year ended December 31, 2003, options to purchase an aggregate of 80,000 Common Shares at an exercise price of $4.00 per share were granted to non-employee directors.

The Compensation Committee has recommended that each non-management director hold 70,000 options. The Board of Directors will review this recommendation at its next meeting.

## EQUITY COMPENSATION PLAN INFORMATION

Under Bear Creek's Stock Option Plan the Board of Directors or the Compensation Committee of the Board of Directors may from time to time designate directors, officers, employees of, or providers of services to, Bear Creek to whom options to purchase Common Shares of Bear Creek may be granted and the number of Common Shares to be optioned to each. Options are generally granted for a term expiring on the fifth anniversary of the date of grant and vest as to one-third on each of the first, second and third anniversaries following the date of grant. The details of Bear Creek's Stock Option Plan is set forth below.

| Plan Category | Number of Common Shares to be Issued Upon Exercise of Outstanding Options | Weighted-Average Exercise Price of Outstanding Options | Number of Common Shares Remaining Available for Future Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation plans approved by securityholders | 468,500 | $3.81 | 481,500 |
| Equity compensation plans not approved by securityholders | 977,434 | $2.96 | - |
| **Total** | 1,445,934 | $3.24 | 481,500 |

The equity compensation plans not approved by the shareholders is an aggregate of option plans that were in place at Millennium and Crossfield before the transaction forming Bear Creek. 72,334 options relate to former Millennium employees and expire on July 24, 2004, while 905,100 options are from former Crossfield employees and expire between February 15, 2007 and March 20, 2008.

## INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of directors, executive officers, senior officers, any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares or any known associate or affiliate of such persons, in any transaction within the last three years or in any proposed transaction which has materially affected or would materially affect Bear Creek.

## CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors of Bear Creek and the structures, traditions and processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with the shareholders and ensure accountability. Bear Creek also believes that corporate governance is about creating a culture of openness among all of the Bear Creek stakeholders.

The Board of Directors believes that effective corporate governance is critical to the continued and

long-term success of Bear Creek by helping to maximize value of Shareholders over time. While Bear Creek continues to update and amend its governance practices as circumstances dictate, the Board of Directors is also of the view that Bear Creek's general approach to corporate governance is appropriate and consistent with the objectives reflected in the guidelines for improved corporate governance in Canada adopted by the TSX (the "TSX Guidelines"). The TSX Guidelines deal with matters such as the constitution and independence of corporate boards of directors and board committees. The TSX requires that each listed company disclose on an annual basis its approach to corporate governance with specific reference to each of the guidelines. Bear Creek's approach to corporate governance is attached to this Information Circular as Appendix "A" – Statement of Corporate Governance Practices. Additional information on the Board of Directors and its Committees is set forth below.

**Board of Directors**

*Structure and Composition*

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Bear Creek, other than interests and relationships arising from shareholding. Four of Bear Creek's proposed five directors nominated for election at the Meeting, Messrs. Hislop, Howard, Lambert, and Tanner, are considered to be "unrelated" within the meaning of the Exchange Guidelines. The Board notes that Mr. Lambert is a Partner of Bennett Jones LLP, legal counsel to Bear Creek, but feels, for several reasons, that his relationship with Bennett Jones LLP does not materially interfere with his ability to act in the best interest of Bear Creek. Mr. Tripp, the President and Chief Executive Officer of Bear Creek, is the only "inside" or management director and accordingly is considered to be "related".

To ensure the independence of the Board of Directors in the discharge of its responsibilities, all of the Committees are currently comprised of unrelated directors and Mr. Lambert, an unrelated director, has been appointed Chairman of the Board of Bear Creek. The Board of Directors also affords the unrelated directors the opportunity, at every meeting, to meet without management present in sessions chaired by the Chairman to discuss any procedural or substantive issues.

*Meetings of the Board of Directors*

The Board of Directors endeavors to meet in person at least four times annually. In addition, the Board of Directors may hold unscheduled additional meetings from time-to-time as business needs require. The Board of Directors had five meetings in Bear Creek's last financial year, all of which were held in person.

*Board of Director Committees*

The Board of Director committees are an integral part of governance structure of Bear Creek as they facilitate effective Board of Directors decision-making by providing recommendations to the Board of Directors on matters within their respective responsibilities. The Board of Directors has four Committees: the Audit Committee, the Reserves Committee, the Governance and Nominating Committee and the Compensation Committee. All of the Committees are currently comprised of only unrelated directors.

Members of Bear Creek management are frequently invited to participate in meetings of the Committees in order to provide management insight and information to Committee deliberations. As a matter of practice, the Committees may, at their discretion, and do conduct a significant portion of their meetings without management representation to facilitate their functioning independently of management. All members of the Board of Directors are welcome to participate in Committee meetings regardless of whether or not they are a member of the Committee in question.

*Committee Composition*

The Audit Committee is composed of three directors, while each of the remaining Committees is composed of two directors. The Board of Directors designates one member of each Committee as its Chair. Each member of the Audit Committee is required to possess a basic level of "financial literacy" (i.e., the ability to read and understand basic financial statements). The Board of Directors gives consideration to the periodic rotation of membership of each Committee and, from time to time as the Board of Directors sees fit, chairmanship of the Committees.

*Committee Meetings Membership and Attendance*

Regular meetings of the Committees are held throughout the year as required, and the Audit Committee meets at least four times per year in conjunction with the review and approval of annual and quarterly financial statements, management discussion and analysis and reports to shareholders.

## ADDITIONAL INFORMATION

Additional information relating to Bear Creek is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Financial information of Bear Creek is provided in the comparative financial statements and management discussion and analysis of Bear Creek for the most recently completed financial year. Copies of the financial statements and management discussion and analysis of Bear Creek may be obtained from the Secretary of Bear Creek at Suite 1240, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3 or by facsimile at (403) 517-3711.

## DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors of Bear Creek.

## CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

**DATED** at Calgary, Alberta as of May 10, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS**

(signed) *Martin A. Lambert*

Martin A. Lambert
Chairman of the Board

(signed) *Russell J. Tripp*

Russell J. Tripp
President and Chief Executive Officer

## APPENDIX "A" — Statement of Corporate Governance Practices

In this Appendix, governance practices and procedures at Bear Creek are compared with each of the 14 Toronto Stock Exchange guidelines for effective corporate governance.

| | TSX Guideline | Does Bear Creek Comply? | Governance Procedures at Bear Creek |
|---|---|---|---|
| 1. | The board should explicitly assume responsibility for stewardship of Bear Creek, and specifically for: | Yes | The Board, either directly or through Board committees, is responsible for supervision of the management of the business and affairs of Bear Creek with the objective of enhancing shareholder value. |
| a) | adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business; | Yes | The Board oversees the development, adoption and implementation of Bear Creek's strategies and major business development initiatives. |
| b) | identification of the principal risks of Bear Creek's business and ensuring implementation of appropriate systems to manage those risks; | Yes | The Board is responsible for understanding the risks associated with Bear Creek's business. Through the Audit Committee, the Board ensures implementation of appropriate risk management systems. |
| c) | succession planning, including appointing, training and monitoring senior management; | Yes | The Board is responsible for Bear Creek's management development and succession process. The Board is responsible for the general review of Bear Creek's results of operations, including the evaluation of the general and specific performance of management. In addition, the Board monitors management through its regular contact with management, most of whom participate in presentations to the Board and to the Audit Committee at regularly scheduled meetings. |
| d) | communications policy; and | Yes | The Board is responsible for Bear Creek's policies for communicating with shareholders and others. The executive officers of Bear Creek communicate with shareholders and the media on an ongoing basis as circumstances require. Bear Creek is currently adopting a formal disclosure policy. |
| e) | integrity of internal control and management information systems. | Yes | The Board assumes responsibility for the effectiveness of Bear Creek's internal control and management information systems. The Audit Committee reviews the effectiveness and integrity of Bear Creek's management information systems, internal financial controls and safety and environmental procedures. |
| 2. | A majority of directors should be unrelated. | Yes | Bear Creek is in line with this guideline as four of the five current members of the Board are unrelated directors and four of the five directors proposed for election at the Meeting are unrelated directors. |
| 3. | The board has responsibility for applying the definition of "unrelated director" to each individual director and for disclosing annually whether the board has a majority of unrelated directors and the analysis of the application of the principles supporting this conclusion. | Yes | The Board is of the view that an "unrelated" director is one who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of Bear Creek, other than interests and relationships arising from shareholding. Applying this definition, all of the individuals proposed by management for election to the Board at the Meeting are unrelated with the exception of Mr. Tripp, the President and Chief Executive Officer of Bear Creek. |
| 4. | The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated | Yes | The Governance and Nominating Committee is given the authority to (a) identify and propose to the Board new nominees to the Board and to committees of the Board, and (b) propose criteria to the Board of Directors for identifying Board candidates. The Governance and Nominating Committee is currently comprised of Messrs. |

| | TSX Guideline | Does Bear Creek Comply? | Governance Procedures at Bear Creek |
|---|---|---|---|
| | directors, with responsibility for proposing new nominees to the board and for ongoing assessment of directors. | | Cumming (Chair), and Hislop, both of whom are outside, unrelated directors. |
| 5. | The board should implement a process for assessing the effectiveness of the board, its committees and the contribution of individual directors. | Yes | The Governance and Nominating Committee is responsible for assessing, and proposing to the Board criteria for assessing, the performance and effectiveness of the Board and its Committees on an on-going basis in accordance with an evaluation process established by the Board. |
| 6. | The board should provide an orientation and education program for new directors. | Yes | The Governance and Nominating Committee is responsible for developing an orientation and education program for new directors. New directors are provided with an orientation manual and are briefed by senior management about all aspects of Bear Creek's operations. |
| 7. | The board should examine its size and if appropriate, undertake a program to establish a board size which facilitates effective decision-making. | Yes | Bear Creek currently has five directors and has proposed five directors for election of the Meeting. The Board considers five to eight directors to be an appropriate size for effective decision-making. |
| 8. | The board should review the adequacy and form of director compensation taking into account responsibilities and risks involved in being a director. | Yes | The Compensation Committee addresses matters of director compensation taking into account responsibilities and risks, and makes recommendations to the Board. The Compensation Committee is comprised of Messrs. Lambert (Chair) and Tanner, both of whom are outside, unrelated directors. |
| 9. | Subject to guideline 13, committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors, although some committees, may include one or more inside directors. | Yes | All Committees of the Board are in line with this guideline, as all of the members of each Committee of the Board are outside, unrelated directors. |
| 10. | The board should assume responsibility for, or assign to a committee of directors, the responsibility for developing Bear Creek's approach to corporate governance issues. | Yes | The Governance and Nominating Committee is responsible for developing Bear Creek's approach to governance issues, including (a) identifying and proposing to the Board new nominees to the Board and to committees of the Board, (b) proposing criteria to the Board for identifying board candidates, and (c) assessing, and proposing to the Board criteria for assessing, the performance and effectiveness of the Board, including criteria for assessing the performance of each committee and assessing, on an on-going basis in accordance with an evaluation process established by the Board, the effectiveness of committees of the Board.<br><br>In addition, the Governance and Nominating Committee recommends the response to these guidelines for approval by the Board. |

| | TSX Guideline | Does Bear Creek Comply? | Governance Procedures at Bear Creek |
|---|---|---|---|
| 11. | The board, together with the CEO should develop position descriptions for the board and the CEO, involving the definition of limits to management's responsibilities. Also, the board should approve or develop the corporate objectives which the CEO is responsible for meeting and assess the CEO against these objectives. | Yes | The Board considers that certain decisions are sufficiently important that management should seek prior approval of the Board. Such decisions include:<br>• approval of the annual capital and operating budget and any material changes to the budget;<br>• acquisition or sale of significant oil and gas properties, including significant commitments with industry partners;<br>• significant debt or equity financing;<br>• changes in management;<br>• all matters as required under the *Business Corporations Act* (Alberta); and<br>• significant changes in corporate policies, goals or objectives.<br>The CEO and senior management develop the corporate objectives which the Board considers and approves and the CEO is responsible for attaining. |
| 12. | The board should have in place appropriate structures and procedures to ensure that the board can function independently of management. | Yes | The Board appoints a non-management chair (Mr. Lambert) to ensure the Board can function independently of management. All directors are non-management with the exception of Mr. Tripp in his role as President and Chief Executive Officer of Bear Creek.<br>Members of the Board may request at any time that portions of a meeting be restricted to non-management directors for the purpose of discussing matters independently of management. As a matter of practice, the non-management directors meet independently of management for a portion of each meeting. |
| 13. | The audit committee should be composed only of outside directors. All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definitions of and criteria for "financial literacy" and "accounting" or related "financial expertise". | Yes | The Audit Committee is presently comprised of Messrs. Hislop (Chair), Cumming and Tanner, all of whom who are all outside, unrelated directors. All of the members of the Audit Committee are financially literate in that they can read and understand financial statements. Mr. Hislop has accounting or related financial experience as a result of his Chartered Accountant designation. The Board expects to reconstitute to Audit Committee upon the retirement of Mr. Cumming. |
| | The audit committee should have specifically defined roles and responsibilities. | Yes | The Audit Committee has well defined roles and responsibilities. This Committee's primary duty is to assist the Board of Directors in the proper discharge of its statutory responsibilities in regard to the review, approval and issuance of Bear Creek's financial statements. |
| | The audit committee should have direct communication channels with internal and external auditors to discuss issues. | Yes | The auditors are invited to each meeting of the Audit Committee, during which Audit Committee members discuss and review issues directly with the auditors. As well, this Committee meets with Bear Creek's auditors apart from management to determine that the auditor is satisfied with the financial statement content and disclosure. |
| | The audit committee should include oversight responsibility for management reporting on internal control. | Yes | The Audit Committee receives reports from the responsible financial officer of Bear Creek with respect to internal control. |

| | TSX Guideline | Does Bear Creek Comply? | Governance Procedures at Bear Creek |
|---|---|---|---|
| 14. | The board should implement a system to enable individual directors to engage outside advisors at Bear Creek's expense in appropriate circumstances. | Yes | Individual directors may engage an outside advisor at the expense of Bear Creek in appropriate circumstances. The engagement of the outside advisor is subject to the approval of the entire Board of Directors. |

**BEAR CREEK ENERGY LTD.**

Suite 1240, 407 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 2Y3

Telephone: (403) 517-3700
Facsimile: (403) 517-3711

# BEAR CREEK ENERGY LTD.
# PROXY

**Solicited by the Management of Bear Creek Energy Ltd.**
**for the Annual and Special Meeting of Shareholders to be held on June 11, 2004**

The undersigned, being a holder of class "A" shares ("Common Shares") of Bear Creek Energy Ltd. ("Bear Creek"), hereby appoints **Russell J. Tripp** or, failing him, **R. Alan Steele** or, instead of either of the foregoing, ______________________________, as proxyholder, with power of substitution, to attend, to act and to vote for and on behalf of the undersigned at the annual and special meeting of the shareholders of Bear Creek (the "Meeting"), which is to be held at 1:30 p.m. (Calgary time) on June 11, 2004 in Barclay Room at the Westin Hotel, 320 – 4th Avenue S.W., Calgary, Alberta, Canada, and at any adjournment thereof and on every poll that may take place thereat, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting, and without restricting the general authorization and power hereby conferred, the designee named above is specifically instructed to vote the common shares to which this proxy relates as follows:

1. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election of directors, as set forth in the Information Circular relating to the Meeting dated May 10, 2004 (the "Information Circular");
2. FOR ☐ or AGAINST ☐ an ordinary resolution approving future private placements of up to 100% of the issued and outstanding Common Shares, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange;
3. FOR ☐ or AGAINST ☐ an ordinary resolution approving various amendments to Bear Creek's Stock Option Plan in the event that the Toronto Stock Exchange implements revisions to its policies regarding stock-based compensation programs;
4. FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Ernst & Young, Chartered Accountants, to serve as auditors of Bear Creek for the ensuing year, at such remuneration as may be determined by the board of directors;
5. on any other matters that may properly come before the Meeting in such manner as the proxyholder may see fit.

The undersigned instructs the person herein designated as proxyholder to act on the above matters as directed. **In the absence of any such direction the Common Shares will be voted for: (i) the election of directors; (ii) the approval of future private placements of up to 100% of the issued and outstanding Common Shares at any time until the next annual meeting of shareholders; (iii) the approval of the amendments to Bear Creek's Stock Option Plan; and (iv) the appointment of auditors, at such remuneration as may be determined by the directors.** The undersigned hereby confers on the proxyholder discretionary authority with respect to amendments to or variations of the matters outlined above and with respect to matters other than those listed in the accompanying notice of meeting that may properly be brought before the Meeting. The undersigned hereby revokes any proxy previously given for the purposes of the Meeting in respect of common shares held by the undersigned.

Dated this ______ day of __________________, 2004.

______________________________
Signature of Shareholder

______________________________
Please Print Name

______________________________
Number of Shares Held

**Notes:**

1. **A shareholder has the right to appoint a person (who need not be a shareholder of Bear Creek) other than Russell J. Tripp or R. Alan Steele to attend and act on behalf of such shareholder at the Meeting or any adjournment thereof. To exercise this right the shareholder must: (i) insert the name of the other person in the blank space provided above; or (ii) complete another appropriate form of proxy.**
2. In order for this proxy to be valid, it must be deposited at the offices of Valiant Trust Company at 510, 550 - 6th Avenue S.W., Calgary, Alberta T2P 0S2, at least forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.
3. This proxy must be dated and signed by the shareholder or his duly authorized attorney or, if the shareholder is a corporation, by a duly authorized officer. If this proxy is not dated, it will be deemed to bear the date on which the Information Circular was distributed by Bear Creek to the shareholders.

# BEAR CREEK ENERGY LTD.

## Annual and Special Meeting of Holders of Common Shares of Bear Creek Energy Ltd. (the "Issuer")

### June 11, 2004

## REPORT OF VOTING RESULTS

*National Instrument 51-102 – Continuous Disclosure Obligations*
*Section 11.3*



### Matters Voted Upon

| General Business | Outcome of Vote |
|---|---|
| 1. Electing of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: | Passed |
| (a) Martin Hislop | |
| (b) John A. Howard | |
| (c) Martin A. Lambert | |
| (d) Garry Tanner | |
| (e) Russell J. Tripp | |
| 2. The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting | Passed |

| Special Business | Outcome of Vote | Votes by Ballot | |
|---|---|---|---|
| | | Votes For | Votes Against |
| 1. The approval of an ordinary resolution approving future private placements of up to 100% of the issued and outstanding common shares of the Issuer, at any time until the next annual meeting of shareholders, subject to the policies of the Toronto Stock Exchange | Passed | 4,739,068 | 3,326,854 |
| 2. The approval of various amendments to the Stock Option Plan of the Issuer in the event the Toronto Stock Exchange implements changes to its rules regarding stock-based compensation arrangements | Passed | 4,291,140 | 2,246,454 |



VALIANT
*Trust Company*

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 3, 2004

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Toronto Stock Exchange *(via SEDAR)*



Dear Sirs,

**Re: Bear Creek Energy Ltd.**
**CUSIP: 073 800 104**
**Special Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Bear Creek Energy Ltd.:

| | |
|---|---|
| Issuer: | Bear Creek Energy Ltd |
| CUSIP: | 073 800 104 |
| **Type of Meeting:** | **Special Meeting of Shareholders** |
| Date: | January 10, 2005 |
| Place: | Calgary, Alberta |
| Record Date: | November 29, 2004 |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Bear Creek Energy Ltd.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

c.c. Bear Creek Energy Ltd.
Attn: Alan Steele



# VALIANT
*Trust Company*

510, 550-6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

November 4, 2004

**AMENDED**

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Prince Edward Island Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
New Brunswick Securities Commission *(via SEDAR)*
Toronto Stock Exchange *(via SEDAR)*



Dear Sirs,

**Re: Bear Creek Energy Ltd.**
**CUSIP: 073 800 104**
**Special Meeting of Shareholders**

We are pleased to advise you of the details of the upcoming meeting of the shareholders of Bear Creek Energy Ltd.:

| | |
|---|---|
| Issuer: | Bear Creek Energy Ltd |
| CUSIP: | 073 800 104 |
| **Type of Meeting:** | **Special Meeting of Shareholders** |
| Date: | January 10, 2005 |
| Place: | Calgary, Alberta |
| Record Date: | November 29, 2004 |

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Bear Creek Energy Ltd.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

**BEAR CREEK ENERGY LTD.**

**NOTICE OF SPECIAL MEETING**
**to be held January 17, 2005**

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 17, 2004, a special meeting (the "Bear Creek Meeting") of the holders of common shares ("Bear Creek Common Shares"), the holders of options to purchase Bear Creek Common Shares ("Bear Creek Options") and the holders of share purchase warrants of Bear Creek ("Bear Creek Warrants") (collectively the "Bear Creek Securityholders") of Bear Creek Energy Ltd. ("Bear Creek") will be held in the Royal Meeting Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta on January 17, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Bear Creek Reorganization Resolution"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated December 17, 2004 (the "Information Circular") to approve:

(i) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular;

(ii) a restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular;

(iii) a stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular;

(iv) a stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular;

(v) a $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement, in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular;

(vi) a $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement, in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular; and

(vii) a $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Bear Creek Meeting or any adjournment thereof.

Specific details of the matters to be put before the Bear Creek Meeting are set forth in the Information Circular.

The record date (the "Bear Creek Record Date") for determination of Bear Creek Securityholders entitled to receive notice of and to vote at the Bear Creek Meeting is November 29, 2004. Only Bear Creek Shareholders whose names have been entered in the registers of the Bear Creek Shareholders on the close of business on the Bear Creek Record Date and holders of Bear Creek Common Shares issued by Bear Creek after the Bear Creek Record Date and prior to the Bear Creek Meeting will be entitled to receive notice of and to vote at the Bear Creek Meeting, provided that, to the extent a holder of Bear Creek Common Shares

transfers the ownership of any Bear Creek Common Shares after the Bear Creek Record Date and the transferee of those Bear Creek Common Shares establishes ownership of such Bear Creek Common Shares and demands, not later than 10 days before the Bear Creek Meeting, to be included in the list of holders of Bear Creek Common Shares, as the case may be, eligible to vote at the Bear Creek Meeting, such transferee will be entitled to vote those Bear Creek Common Shares at the Bear Creek Meeting. Bear Creek Options and Bear Creek Warrants that have been exercised, cancelled or otherwise terminated prior to the Bear Creek Meeting cannot be voted at the Bear Creek Meeting.

**A Bear Creek Securityholder may attend the Bear Creek Meeting in person or may be represented by proxy. Bear Creek Securityholders who are unable to attend the Bear Creek Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Bear Creek Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Bear Creek Meeting or any adjournment thereof. The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Bear Creek Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.**

**Registered holders of Bear Creek Securities have the right to dissent with respect to the Bear Creek Reorganization Resolution and, if the Bear Creek Reorganization Resolution becomes effective, to be paid the fair value of their Bear Creek Securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Bear Creek Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix M to the accompanying Information Circular. A dissenting Bear Creek Securityholder must send to the President and Chief Executive Officer of Bear Creek, a written objection to the Bear Creek Reorganization Resolution, which written objection must be received by Bear Creek, at its registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the Bear Creek Meeting.**

**Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Bear Creek Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Bear Creek Securities are entitled to dissent. Accordingly, a beneficial owner of Bear Creek Securities desiring to exercise the right to dissent must make arrangements for the Bear Creek Securities beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Bear Creek Reorganization Resolution is required to be received by Bear Creek or, alternatively, make arrangements for the registered holder of such Bear Creek Securities to dissent on behalf of the holder.**

Dated at the City of Calgary, in the Province of Alberta, this 17th day of December, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS OF BEAR CREEK ENERGY LTD.**

(signed) "*Russell J. Tripp*"
Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.


BEAR CREEK
ENERGY LTD.

**NOTICE OF SPECIAL MEETING OF BEAR CREEK SECURITYHOLDERS**

**to be held January 17, 2005**

**- and -**


RESOURCES LTD

**NOTICE OF SPECIAL MEETING OF KETCH SECURITYHOLDERS**

**to be held January 17, 2005**

**and**

**NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA**

**and**

**JOINT INFORMATION CIRCULAR and PROXY STATEMENT**

**with respect to a**

**PLAN OF ARRANGEMENT**

**involving**

**BEAR CREEK ENERGY LTD., KETCH RESOURCES LTD., KETCH RESOURCES TRUST, BEAR RIDGE RESOURCES LTD., KERECO ENERGY LTD., BEAR CREEK SECURITYHOLDERS AND KETCH SECURITYHOLDERS**

**December 17, 2004**

## TABLE OF CONTENTS


BEAR CREEK
ENERGY LTD.

December 17, 2004

Dear shareholders, optionholders and warrantholders:

You are invited to attend a special meeting of Bear Creek common shareholders, optionholders and warrantholders to be held at the Royal Meeting Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta, at 10:00 a.m. (Calgary time) on January 17, 2005. At the meeting, you will be asked to consider a proposed arrangement (the "Arrangement") involving Bear Creek Energy Ltd. ("Bear Creek"), Ketch Resources Ltd. ("Ketch"), Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. ("Bear Ridge") and a number of other matters.

The arrangement will result in the creation of Ketch Resources Trust (the "Trust"), a new oil and natural gas energy trust which intends to make regular monthly distributions of cash to unitholders, the reorganization of Kereco as a junior oil and natural gas exploration and development company which will own certain of Ketch's oil and natural gas assets and undeveloped lands and the reorganization of Bear Ridge as a junior oil and natural gas exploration and development company which will own certain of Bear Creek's oil and natural gas assets and undeveloped lands. Pursuant to the arrangement, shareholders of Bear Creek will receive: (i) 0.5 of a trust unit of the Trust, (ii) 0.2 of a Kereco common share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge common share or $0.245 in cash for each Bear Creek common share owned and shareholders of Ketch will receive: (i) 1.0 trust unit of the Trust, (ii) 0.4 of a Kereco common share or $1.06 in cash, and (iii) 0.4 of a Bear Ridge common share or $0.48 in cash for each Ketch common share owned.

The Trust's mandate will be to generate stable monthly distributions of cash to unitholders by focusing on low cost operations and the active development of its property base. The Trust is expected to have 2005 average production of approximately 12,500 boe/d. Current production of the Trust's assets is approximately 10,100 boe/d. An additional 2,000 boe/d is awaiting tie-in. As at October 1, 2004 Gilbert Laustsen Jung Associates Ltd. has estimated that the Trust's proved plus probable reserves are 23.7 mmboe, resulting in an effective reserve life index of approximately 7.2 years, based on September production. These assets are characterized by high operating netbacks of approximately $25.70/boe based on commodity prices of US$38.00/bbl for oil and C$6.50/GJ for natural gas and an exchange rate of 0.80 US$/C$ and low operating costs of approximately $6.00 per boe. The Trust's high level of operatorship of over 75% is expected to maintain this attractive cost structure. In order to further align the interests of directors, officers and employees of the Trust and its subsidiaries with the interests of unitholders we are also proposing to complete a private placement of up to 486,111 trust units at an issue price of $7.20 per unit (representing the net asset value) and up to 486,111 warrants with an exercise price of $8.64 for aggregate proceeds of up to $3.5 million. The Trust is expected to have opening net debt of $73 million, subject to adjustment for capital spending to closing.

Under the arrangement, Kereco will receive certain of Ketch's producing assets and undeveloped lands in the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations. In order to further align the interests of directors, officers and employees of Kereco with the interests of shareholders, a private placement for aggregate proceeds of $6 million will result in these individuals receiving Kereco non-voting common shares at a price of $2.60 per share and warrants to purchase additional non-voting common shares with an exercise price of $3.12. At closing, Kereco will have $2 million of net debt prior to taking into account the $6 million of cash received in the Kereco private placement and prior to capital spending on the Kereco assets to closing, approximately $95 million in tax pools and approximately 19.9 million common and non-voting common shares outstanding.

Bear Creek, Ketch and Ceyba Inc., a Delaware Corporation, entered into a come-along agreement on December 16, 2004 whereby Ceyba Corp. ("Ceyba") would become a party to the arrangement and, as a wholly-owned subsidiary of Bear Ridge, would indirectly acquire the Bear Ridge Assets. Ceyba's participation is subject to several conditions, including an investment from a third party to satisfy certain debts of Ceyba, the release of Ceyba from bankruptcy protection and the approval of shareholders of Ceyba Inc. to certain reorganization matters regarding Ceyba. Ceyba's participation in the arrangement will result in Bear Ridge delaying its tax horizon for several years and securityholders of Ketch and Bear Creek holding approximately 96% of the common shares of Bear Ridge, Ceyba Inc. holding approximately 4% of the common shares of Bear Ridge and a third party investor holding approximately 46% of the preferred shares of Bear Ridge after the arrangement. In the event that Bear Creek, Ketch and Ceyba are unable to satisfy or do not waive these conditions, Bear Creek and Ketch will proceed with 1142362 Alberta Ltd. participating in the arrangement in place and stead of Ceyba.

Under the arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the Goodwin, Sakwatamau, Highvale and Peace River Arch areas. Current production is approximately 450 boe/d and is expected to grow to 1,000 boe/d in 2005, comprised of 4.5 mmcf/d of natural gas and 276 bbls/d of crude oil and liquids, based on an initial capital program of $16 million. Bear Ridge will also contain approximately 32,000 net acres of undeveloped land on which a sizeable prospect inventory has been identified. In order to further align the interests of directors, officers and employees of Bear Ridge with the interests of shareholders, a private placement for aggregate proceeds of $4 million will result in these individuals receiving Bear Ridge preferred shares at a price of $1.175 per share and warrants to purchase additional preferred shares with an exercise price of $1.41. Prior to giving effect to the potential transaction with Ceyba, Bear Ridge (after the arrangement) will have a strong consolidated balance sheet with $2 million of positive working capital, subject to adjustment for capital spending to closing, approximately $21 million in tax pools and approximately 16.0 million common shares and 3.4 million preferred shares outstanding. If the transaction with Ceyba is consummated, Bear Ridge will add approximately $200,000 cash to working capital, at least $71 million in additional federal tax pools ($41 million provincial tax pools) and Bear Ridge will have approximately 2.9 million additional preferred shares and 0.7 million additional common shares outstanding.

Bear Creek optionholders may choose to participate in the arrangement by exercising their options and receiving the same consideration as Bear Creek shareholders. Each remaining Bear Creek Option will, pursuant to the arrangement, become an option to acquire one-half of a trust unit with an exercise price equal to the difference between: (i) one-half of the closing price of the trust units on first trading day after the effective date of the arrangement; and (ii) the difference between: (A) the closing price of the Bear Creek common shares on the last trading day prior to the effective date of the arrangement; and (B) the exercise price of such Bear Creek option.

The resolution approving the arrangement and the other matters to be considered by the Bear Creek securityholders must be approved by 66⅔% of the votes cast by Bear Creek shareholders, optionholders and warrantholders, voting together as a single class, either in person or by proxy at the Bear Creek meeting, and a majority of the Bear Creek shareholders excluding directors and officers of Bear Creek and Ketch and their affiliated entities. The resolution approving the arrangement and the other matters to be considered by the Bear Creek securityholders must also be approved by 66⅔% of the votes cast by Ketch shareholders, optionholders and warrantholders, voting together as a single class either in person or by proxy at the Ketch meeting, and a majority of the Ketch shareholders excluding directors and officers of Ketch and Bear Creek and their affiliated entities. The arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

Tristone Capital Inc. has provided our board with an opinion that the consideration to be received by our shareholders pursuant to the arrangement (without taking into account the participation of the new arm's length parties which will be recapitalized as exploration-focused junior producers and will be renamed Kereco and Bear Ridge) is fair, from a financial point of view, to our shareholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of Tristone Capital Inc., has unanimously concluded that the arrangement is in the best interests of our company as well as our shareholders, optionholders and warrantholders and recommends that shareholders, optionholders and warrantholders vote in favour of the arrangement.** Our officers and directors who own approximately 13% of our outstanding securities have indicated that they intend to vote in favour of the arrangement.

This information circular contains a detailed description of the arrangement, as well as detailed information regarding Bear Creek, Ketch, Ketch Resources Trust, Kereco and Bear Ridge. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy, which is enclosed, in order to ensure your representation at the meeting.

On behalf of the directors of Bear Creek, I would like to express our gratitude for the support our securityholders have demonstrated with respect to our decision to take the proposed arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Bear Creek in the past will continue in respect of Ketch Resources Trust and Bear Ridge should a favorable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) "*Russell J. Tripp*"
Russell J. Tripp
President and Chief Executive Officer


Ketch
RESOURCES LTD

December 17, 2004

Dear shareholders, optionholders and warrantholders:

You are invited to attend a special meeting of Ketch common shareholders, optionholders and warrantholders to be held at the Strand Tivoli Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta, at 9:00 a.m. (Calgary time) on January 17, 2005. At the meeting, you will be asked to consider a proposed arrangement involving Ketch Resources Ltd. ("Ketch"), Bear Creek Energy Ltd. ("Bear Creek"), Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. ("Bear Ridge") and a number of other matters.

The arrangement will result in the creation of Ketch Resources Trust (the "Trust"), a new oil and natural gas energy trust which intends to make regular monthly distributions of cash to unitholders, the reorganization of Kereco as a junior oil and natural gas exploration and development company which will own certain of Ketch's oil and natural gas assets and undeveloped lands and the reorganization of Bear Ridge as a junior oil and natural gas exploration and development company which will own certain of Bear Creek's oil and natural gas assets and undeveloped lands. Pursuant to the arrangement, shareholders of Ketch will receive: (i) 1.0 trust unit of the Trust, (ii) 0.4 of a Kereco common share or $1.06 in cash, and (iii) 0.4 of a Bear Ridge common share or $0.48 in cash for each Ketch common share owned and shareholders of Bear Creek will receive: (i) 0.5 of a trust unit of the Trust, (ii) 0.2 of a Kereco common share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge common share or $0.245 in cash for each Bear Creek common share owned.

The Trust's mandate will be to generate stable monthly distributions of cash to unitholders by focusing on low cost operations and the active development of its property base. The Trust is expected to have 2005 average production of approximately 12,500 boe/d. Current production of the Trust's assets is approximately 10,100 boe/d. An additional 2,000 boe/d is awaiting tie-in. As at October 1, 2004 Gilbert Laustsen Jung Associates Ltd. has estimated that the Trust's proved plus probable reserves are 23.7 mmboe, resulting in an effective reserve life index of approximately 7.2 years, based on September production. These assets are characterized by high operating netbacks of approximately $25.70/boe based on commodity prices of US$38.00/bbl for oil and C$6.50/GJ for natural gas and an exchange rate of 0.80 US$/C$ and low operating costs of approximately $6.00 per boe. The Trust's high level of operatorship of over 75% is expected to maintain this attractive cost structure. In order to further align the interests of directors, officers and employees of the Trust and its subsidiaries with the interests of unitholders we are also proposing to complete a private placement of up to 486,111 trust units at an issue price of $7.20 per unit (representing the net asset value) and up to 486,111 warrants with an exercise price of $8.64 for aggregate proceeds of up to $3.5 million. The Trust is expected to have opening net debt of $73 million, subject to adjustment for capital spending to closing.

Under the arrangement, Kereco will receive certain of Ketch's producing assets and undeveloped lands in the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations. In order to further align the interests of directors, officers and employees of Kereco with the interests of shareholders, a private placement for aggregate proceeds of $6 million will result in these individuals receiving Kereco non-voting common shares at a price of $2.60 per share and warrants to purchase additional non-voting common shares with an exercise price of $3.12. At closing, Kereco will have $2 million of net debt prior to taking into account the $6 million of cash received in the Kereco private placement and prior to capital spending on the Kereco assets to closing, approximately $95 million in tax pools and approximately 19.9 million common and non-voting common shares outstanding.

Bear Creek, Ketch and Ceyba Inc., a Delaware Corporation, entered into a come-along agreement on December 16, 2004 whereby Ceyba Corp. ("Ceyba") would become a party to the arrangement and, as a wholly-owned subsidiary of Bear Ridge, would indirectly acquire the Bear Ridge Assets. Ceyba's participation is subject to several conditions, including an investment from a third party to satisfy certain debts of Ceyba, the release of Ceyba from bankruptcy protection and the approval of shareholders of Ceyba Inc. to certain reorganization matters regarding Ceyba. Ceyba's participation in the arrangement will result in Bear Ridge delaying its tax horizon for several years and securityholders of Ketch and Bear Creek holding approximately 96% of the common shares of Bear Ridge, Ceyba Inc. holding approximately 4% of the common shares of Bear Ridge and a third party investor holding approximately 46% of the preferred shares of Bear Ridge after the arrangement. In the event that Bear Creek, Ketch and Ceyba are unable to satisfy or do not waive these conditions, Bear Creek and Ketch will proceed with 1142362 Alberta Ltd. participating in the arrangement in place and stead of Ceyba.

Under the arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the Goodwin, Sakwatamau, Highvale and Peace River Arch areas. Current production is approximately 450 boe/d and is expected to grow to 1,000 boe/d in 2005, comprised of 4.5 mmcf/d of natural gas and 276 bbls/d of crude oil and liquids, based on an initial capital program of $16 million. Bear Ridge will also contain approximately 32,000 net acres of undeveloped land on which a sizeable prospect inventory has been identified. In order to further align the interests of directors, officers and employees of Bear Ridge with the interests of shareholders, a private placement for aggregate proceeds of $4 million will result in these individuals receiving Bear Ridge preferred shares at a price of $1.175 per share and warrants to purchase additional preferred shares with an exercise price of $1.41. Prior to giving effect to the potential transaction with Ceyba, Bear Ridge (after the arrangement) will have a strong consolidated balance sheet with $2 million of positive working capital, subject to adjustment for capital spending to closing, approximately $21 million in tax pools and approximately 16.0 million common shares and 3.4 million preferred shares outstanding. If the transaction with Ceyba is consummated, Bear Ridge will add approximately $200,000 cash to working capital, at least $71 million in additional federal tax pools ($41 million provincial tax pools) and Bear Ridge will have approximately 2.9 million additional preferred shares and 0.7 million additional common shares outstanding.

Ketch optionholders may choose to participate in the arrangement by exercising their vested options and receiving the same consideration as Ketch shareholders. Alternatively, Ketch optionholders may exercise their right under Ketch's option plan to have their options cancelled in consideration of a cash payment per option. Each remaining Ketch option will, pursuant to the arrangement, become an option to acquire one trust unit with an exercise price equal to the difference between: (i) the closing price of the trust units on first trading day after the effective date of the arrangement; and (ii) the difference between: (A) the closing price of the Ketch common shares on the last trading day prior to the effective date of the arrangement; and (B) the exercise price of such option.

The resolution approving the arrangement and the other matters to be considered by the Bear Creek securityholders must be approved by 66⅔% of the votes cast by Ketch shareholders, optionholders and warrantholders, voting together as a single class either in person or by proxy at the Ketch meeting, and a majority of the Ketch shareholders excluding directors and officers of Ketch and Bear Creek and their affiliated entities. The resolution approving the arrangement and the other matters to be considered by the Ketch securityholders must also be approved by 66⅔% of the votes cast by Bear Creek shareholders, optionholders and warrantholders, voting together as a single class either in person or by proxy at the Bear Creek meeting, and a majority of the Bear Creek shareholders excluding directors and officers of Bear Creek and Ketch and their affiliated entities. The arrangement is also subject to the approval of the Court of Queen's Bench of Alberta and all necessary regulatory approvals.

National Bank Financial Inc. has provided our board with an opinion that the consideration to be received by our shareholders pursuant to the arrangement (without taking into account the participation of the new arm's length parties which will be recapitalized as exploration-focused junior producers and will be renamed Kereco and Bear Ridge) is fair, from a financial point of view, to our shareholders. **Our board, based upon its own investigations, including its consideration of the fairness opinion of National Bank Financial Inc., has unanimously concluded that the arrangement is in the best interests of our company as well as our shareholders, optionholders and warrantholders and recommends that shareholders, optionholders and warrantholders vote in favour of the arrangement.** Our management and directors who own approximately 15% of our outstanding securities have indicated that they intend to vote in favour of the arrangement.

This information circular contains a detailed description of the arrangement, as well as detailed information regarding Ketch, Bear Creek, Ketch Resources Trust, Kereco and Bear Ridge. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the meeting in person, please complete and deliver the applicable form of proxy, which is enclosed, in order to ensure your representation at the meeting.

On behalf of the directors of Ketch, I would like to express our gratitude for the support our shareholders have demonstrated with respect to our decision to take the proposed arrangement forward. We would also like to thank our employees, who have worked very hard assisting us with this task and for providing their support for the proposed arrangement. We can assure you that the same high level of dedication demonstrated by the directors, management and employees of Ketch in the past will continue in respect of Ketch Resources Trust and Kereco should a favorable vote be obtained. We look forward to seeing you at the meeting.

Yours very truly,

(signed) "*Grant B. Fagerheim*"
Grant B. Fagerheim
President and Chief Executive Officer

**BEAR CREEK ENERGY LTD.**

**NOTICE OF SPECIAL MEETING**
**to be held January 17, 2005**

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 17, 2004, a special meeting (the "Bear Creek Meeting") of the holders of common shares ("Bear Creek Common Shares"), the holders of options to purchase Bear Creek Common Shares ("Bear Creek Options") and the holders of share purchase warrants of Bear Creek ("Bear Creek Warrants") (collectively the "Bear Creek Securityholders") of Bear Creek Energy Ltd. ("Bear Creek") will be held in the Royal Meeting Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta on January 17, 2005, at 10:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Bear Creek Reorganization Resolution"), the full text of which is set forth in Appendix A to the accompanying joint information circular and proxy statement dated December 17, 2004 (the "Information Circular") to approve:

  (i) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular;

  (ii) a restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular;

  (iii) a stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular;

  (iv) a stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular;

  (v) a $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement, in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular;

  (vi) a $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement, in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular; and

  (vii) a $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Bear Creek Meeting or any adjournment thereof.

Specific details of the matters to be put before the Bear Creek Meeting are set forth in the Information Circular.

The record date (the "Bear Creek Record Date") for determination of Bear Creek Securityholders entitled to receive notice of and to vote at the Bear Creek Meeting is November 29, 2004. Only Bear Creek Shareholders whose names have been entered in the registers of the Bear Creek Shareholders on the close of business on the Bear Creek Record Date and holders of Bear Creek Common Shares issued by Bear Creek after the Bear Creek Record Date and prior to the Bear Creek Meeting will be entitled to receive notice of and to vote at the Bear Creek Meeting, provided that, to the extent a holder of Bear Creek Common Shares

transfers the ownership of any Bear Creek Common Shares after the Bear Creek Record Date and the transferee of those Bear Creek Common Shares establishes ownership of such Bear Creek Common Shares and demands, not later than 10 days before the Bear Creek Meeting, to be included in the list of holders of Bear Creek Common Shares, as the case may be, eligible to vote at the Bear Creek Meeting, such transferee will be entitled to vote those Bear Creek Common Shares at the Bear Creek Meeting. Bear Creek Options and Bear Creek Warrants that have been exercised, cancelled or otherwise terminated prior to the Bear Creek Meeting cannot be voted at the Bear Creek Meeting.

**A Bear Creek Securityholder may attend the Bear Creek Meeting in person or may be represented by proxy. Bear Creek Securityholders who are unable to attend the Bear Creek Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying applicable form of proxy for use at the Bear Creek Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Bear Creek Meeting or any adjournment thereof. The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Bear Creek Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.**

**Registered holders of Bear Creek Securities have the right to dissent with respect to the Bear Creek Reorganization Resolution and, if the Bear Creek Reorganization Resolution becomes effective, to be paid the fair value of their Bear Creek Securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Bear Creek Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix M to the accompanying Information Circular. A dissenting Bear Creek Securityholder must send to the President and Chief Executive Officer of Bear Creek, a written objection to the Bear Creek Reorganization Resolution, which written objection must be received by Bear Creek, at its registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the Bear Creek Meeting.**

**Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Bear Creek Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Bear Creek Securities are entitled to dissent. Accordingly, a beneficial owner of Bear Creek Securities desiring to exercise the right to dissent must make arrangements for the Bear Creek Securities beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Bear Creek Reorganization Resolution is required to be received by Bear Creek or, alternatively, make arrangements for the registered holder of such Bear Creek Securities to dissent on behalf of the holder.**

Dated at the City of Calgary, in the Province of Alberta, this 17th day of December, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS OF**
**BEAR CREEK ENERGY LTD.**

(signed) "*Russell J. Tripp*"
Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.

**KETCH RESOURCES LTD.**

**NOTICE OF SPECIAL MEETING**
**to be held January 17, 2005**

**NOTICE IS HEREBY GIVEN** that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated December 17, 2004, a special meeting (the "Ketch Meeting") of the holders of common shares ("Ketch Common Shares"), the holders of options to purchase Ketch Common Shares ("Ketch Options") and the holders of share purchase warrants of Ketch ("Ketch Warrants") (collectively the "Ketch Securityholders") of Ketch Resources Ltd. ("Ketch") will be held in the Strand Tivoli Room of the Metropolitan Centre, 333 – 4th Avenue S.W., Calgary Alberta on January 17, 2005, at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution (the "Bear Creek Reorganization Resolution"), the full text of which is set forth in Appendix B to the accompanying joint information circular and proxy statement dated December 17, 2004 (the "Information Circular") to approve:

   (i) a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta) (the "Arrangement"), all as more particularly described in the Information Circular;

   (ii) a restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular;

   (iii) a stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular;

   (iv) a stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular;

   (v) a $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement, in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular;

   (vi) a $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement, in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular; and

   (vii) a $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular; and

(b) to transact such further and other business as may properly be brought before the Ketch Meeting or any adjournment thereof.

Specific details of the matters to be put before the Ketch Meeting are set forth in the Information Circular.

The record date (the "Ketch Record Date") for determination of Ketch Securityholders entitled to receive notice of and to vote at the Ketch Meeting is November 29, 2004. Only Ketch Shareholders whose names have been entered in the registers of the Ketch Shareholders on the close of business on the Ketch Record Date and holders of Ketch Common Shares issued by Ketch after the Ketch Record Date and prior to the Ketch Meeting will be entitled to receive notice of and to vote at the Ketch Meeting, provided that, to the extent a holder of Ketch Common Shares transfers the ownership of any Ketch Common Shares after the Ketch

Record Date and the transferee of those Ketch Common Shares establishes ownership of such Ketch Common Shares and demands, not later than 10 days before the Ketch Meeting, to be included in the list of holders of Ketch Common Shares, as the case may be, eligible to vote at the Ketch Meeting, such transferee will be entitled to vote those Ketch Common Shares at the Ketch Meeting. Ketch Options and Ketch Warrants that have been exercised, cancelled or otherwise terminated prior to the Ketch Meeting cannot be voted at the Ketch Meeting.

**A Ketch Securityholder may attend the Ketch Meeting in person or may be represented by proxy. Ketch Securityholders who are unable to attend the Ketch Meeting or any adjournment thereof in person are requested to date, sign and return the applicable accompanying form of proxy for use at the Ketch Meeting or any adjournment thereof. To be effective, the applicable proxy must be received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Ketch Meeting or any adjournment thereof. The proxyholder has discretion under the accompanying form of proxy to consider a number of matters relating to the Arrangement that are not yet determined. Ketch Securityholders who are planning on returning the accompanying form of proxy are encouraged to review the Information Circular carefully before submitting the proxy form.**

**Registered holders of Ketch Securities have the right to dissent with respect to the Ketch Reorganization Resolution and, if the Ketch Reorganization Resolution becomes effective, to be paid the fair value of their Ketch Securities in accordance with the provisions of Section 191 of the *Business Corporations Act* (Alberta) and the Interim Order. A Ketch Securityholder's right to dissent is more particularly described in the Information Circular and the text of Section 191 of the *Business Corporations Act* (Alberta) is set forth in Appendix M to the accompanying Information Circular. A dissenting Ketch Securityholder must send to the President and Chief Executive Officer of Ketch, a written objection to the Ketch Reorganization Resolution, which written objection must be received by Ketch, at its registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting.**

**Failure to strictly comply with the requirements set forth in Section 191 of the *Business Corporations Act* (Alberta), may result in the loss of any right to dissent. Persons who are beneficial owners of Ketch Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Ketch Securities are entitled to dissent. Accordingly, a beneficial owner of Ketch Securities desiring to exercise the right to dissent must make arrangements for the Ketch Securities beneficially owned by such holder to be registered in the holder's name prior to the time the written objection to the Ketch Reorganization Resolution is required to be received by Ketch or, alternatively, make arrangements for the registered holder of such Ketch Securities to dissent on behalf of the holder.**

Dated at the City of Calgary, in the Province of Alberta, this 17th day of December, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS OF KETCH RESOURCES LTD.**

(signed) "*Grant B. Fagerheim*"
Grant B. Fagerheim
President and Chief Executive Officer
Ketch Resources Ltd.

**IN THE COURT OF QUEEN'S BENCH OF ALBERTA**
**JUDICIAL DISTRICT OF CALGARY**

**IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED**

**AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BEAR CREEK ENERGY LTD., KETCH RESOURCES LTD., BEAR RIDGE RESOURCES LTD., KERECO ENERGY LTD., KETCH RESOURCES TRUST, THE SECURITYHOLDERS OF BEAR CREEK ENERGY LTD. AND THE SECURITYHOLDERS OF KETCH RESOURCES LTD.**

## NOTICE OF PETITION

**NOTICE IS HEREBY GIVEN** that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Bear Creek Energy Ltd. ("Bear Creek") and Ketch Resources Ltd. ("Ketch") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Bear Creek, Ketch, holders of common shares of Bear Creek ("Bear Creek Common Shares"), holders of options to acquire Bear Creek Common Shares ("Bear Creek Options") and holders of share purchase warrants of Bear Creek ("Bear Creek Warrants") (collectively, the "Bear Creek Securityholders"), holders of common shares of Ketch ("Ketch Common Shares"), holders of options to acquire Ketch Common Shares ("Ketch Options") and holders of share purchase warrants of Ketch ("Ketch Warrants") (collectively, the "Ketch Securityholders") (the Bear Creek Securityholders and Ketch Securityholders, referred to collectively, as the "Securityholders"), Bear Ridge Resources Ltd., Kereco Energy Ltd. and Ketch Resources Trust, which Arrangement is described in greater detail in the Joint Information Circular and Proxy Statement of Bear Creek and Ketch dated December 17, 2004, accompanying this Notice of Petition.

At the hearing of the Petition, Bear Creek and Ketch intend to seek:

(a) an order declaring that the registered Securityholders shall have the right to dissent in respect of the Arrangement pursuant to the provisions of Section 191 of the ABCA, as modified by the interim order of the Court dated December 17, 2004;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA pursuant to the terms and conditions of the Arrangement Agreement;

(c) a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to the persons affected;

(d) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms; and

(e) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933,* as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

**AND NOTICE IS FURTHER GIVEN** that the said Petition was directed to be heard before a Justice of the Court of Queen's Bench of Alberta, 611 – 4th Street S.W., Calgary, Alberta, on the 17th day of January, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. **Any Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. Any Securityholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Bear Creek and Ketch on or before noon (Calgary time) on January 10, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Bear Creek and Ketch is to be effected by delivery to the solicitors for Bear

Creek and Ketch at the addresses below. If any Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

**AND NOTICE IS FURTHER GIVEN** that no further notice of the Petition will be given by Bear Creek and Ketch and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

**AND NOTICE IS FURTHER GIVEN** that the Court, by Order dated December 17, 2004, has given directions as to the calling of meetings of Securityholders for the purpose of such holders voting upon resolutions to approve the Arrangement and related matters and has directed that for holders of Bear Creek Common Shares and Ketch Common Shares the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Order, shall be applicable, and analogous rights of dissent shall apply to the holders of Bear Creek Options, Bear Creek Warrants, Ketch Options and Ketch Warrants.

**AND NOTICE IS FURTHER GIVEN** that a copy of the said Petition and other documents in the proceedings will be furnished to any Securityholder or other interested party requesting the same by the undermentioned solicitors for Bear Creek and Ketch upon written request delivered to such solicitors as follows:

Bennett Jones LLP
4500 Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta, T2P 4K7

Attention: Anthony L. Friend, Q.C.

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta, T2P 3N9

Attention: Daniel J. McDonald, Q.C.

DATED at the City of Calgary, in the Province of Alberta, this 17th day of December, 2004.

**BY ORDER OF THE BOARD OF DIRECTORS OF BEAR CREEK ENERGY LTD.**

(signed) "*Russell J. Tripp*"
Russell J. Tripp
President and Chief Executive Officer
Bear Creek Energy Ltd.

**BY ORDER OF THE BOARD OF DIRECTORS OF KETCH RESOURCES LTD.**

(signed) "*Grant B. Fagerheim*"
Grant B. Fagerheim
President and Chief Executive Officer
Ketch Resources Ltd.

## JOINT INFORMATION CIRCULAR

### Introduction

**This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Bear Creek for use at the Bear Creek Meeting and any adjournment thereof and the management of Ketch for use at the Ketch Meeting and any adjournment thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meetings other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.**

**The information concerning Bear Creek and Bear Ridge contained in this Information Circular has been provided by Bear Creek and Bear Ridge. Although Ketch has no knowledge that would indicate that any of such information is untrue or incomplete, Ketch does not assume any responsibility for the accuracy or completeness of such information or the failure by Bear Creek or Bear Ridge to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Ketch.**

**The information concerning Ketch and Kereco contained in this Information Circular has been provided by Ketch and Kereco. Although Bear Creek has no knowledge that would indicate that any of such information is untrue or incomplete, Bear Creek does not assume any responsibility for the accuracy or completeness of such information or the failure by Ketch or Kereco to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Bear Creek.**

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule A to the Arrangement Agreement, which is attached as Appendix D to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under *"Glossary of Terms"*. Information contained in this Information Circular is given as of December 17, 2004 unless otherwise specifically stated.

### Forward-looking Statements

This Information Circular, including documents incorporated by reference herein, contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving Bear Creek, Ketch, the Trust, Bear Ridge, Kereco, Bear Ridge Finco, Kereco Finco or AmalgamationCo. Securityholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by AmalgamationCo for growth; capital expenditures; the amount and timing of the payment of the distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; the satisfaction of listing conditions; and the consummation of the transactions described in the Bear Ridge Come-Along Agreement and Kereco Come-Along Agreement. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Bear Creek and Ketch believe that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: the impact of general economic conditions, industry conditions, governmental regulation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of Bear Creek, Ketch, Bear Ridge, Kereco, AmalgamationCo and the Trust. You should carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and Bear Creek and Ketch undertake no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

**Supplementary Disclosure – Non GAAP Measures**

This Information Circular contains references to terms commonly used in the oil and gas industry. Cash flow from operations, distributable cash available for distribution and cash-on-cash yield are not defined by Canadian Generally Accepted Accounting Principles ("GAAP") and are referred to as non-GAAP measures. Cash flow from operations represents funds from operations as detailed on the financial statements included or incorporated by reference in this Information Circular. Distributable cash and income available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash flow from operations, distributable cash, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian GAAP and may not be comparable to similar measures disclosed for other issuers. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* the investor's initial investment and a return *on* the investor's initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

**Information For United States Securityholders**

The Bear Ridge Warrant Notes #1, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #2, Kereco Warrant Notes #2, Bear Ridge Warrants #1, Kereco Warrants #1, Bear Ridge Warrants #2, Kereco Warrants #2, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z, Bear Ridge Common Shares and Kereco Common Shares to be issued to United States Securityholders in exchange for their Securities under the Arrangement have not been registered under the *United States Securities Act of 1933*, as amended (the "1933 Act"), and are being issued to United States Securityholders in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meetings are not subject to the requirements of section 14(a) of the *United States Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units, Bear Ridge Common Shares and Kereco Common Shares which may ultimately be held by United States Securityholders will not be listed for trading on any United States stock exchange. Accordingly, the solicitations and transactions contemplated in this Information Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws, and this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. Specifically, information concerning the operations of Bear Creek, Ketch, the Trust, Bear Ridge, Kereco, AcquisitionCo #1, AcquisitionCo #2, Bear Ridge Finco, Kereco Finco and AmalgamationCo contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The unaudited and audited pro forma and historical financial statements of the Trust, the unaudited and audited pro forma and historical financial and operating statements of Bear Ridge and Kereco, and the unaudited and audited financial statements of Bear Creek and Ketch included in or incorporated by reference in this Information Circular have been prepared in accordance with Canadian GAAP and are subject to Canadian auditing and auditor independence standards, which differ from United States GAAP and auditing and auditor independence standards in certain material respects, and thus may not be comparable to financial statements of United States companies.

Tax considerations applicable to United States Securityholders have not been included in this Information Circular. There may be material United States tax issues for United States Securityholders as a result of the Arrangement, which may include, without limitation, the possibility that the Arrangement is a taxable transaction, in whole or in part, for United States federal income tax purposes, and the possibility that one or more of Bear Creek, Ketch, the Trust, Bear Ridge or Kereco may be classified as a passive foreign investment company, which classification would subject holders to special, generally adverse tax consequences.

**United States Securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement in light of their particular situation, as well as any tax consequences that may arise under the laws of any other relevant foreign, state, local, or other taxing jurisdiction.**

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Bear Creek, Ketch, the Trust, Bear Ridge, Kereco, AcquisitionCo #1, AcquisitionCo #2, AmalgamationCo, Bear Ridge Finco and Kereco Finco are, or will be, settled or organized, as applicable, under the laws of the Province of Alberta, that their officers and directors and trustee, respectively, are, or will be, residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all of the assets of Bear Creek, Ketch, the Trust, Bear Ridge, Kereco, AcquisitionCo #1, AcquisitionCo #2, AmalgamationCo, Bear Ridge Finco and Kereco Finco and such persons are, or will be, located outside the United States.

**Currency Exchange Rates**

The financial statements included or incorporated by reference in this Information Circular are in Canadian dollars. The following table sets forth, for each period indicated, the high and low exchange rates, the average of such exchange rates on the last business day of each month during such period, and the exchange rate at the end of such period, based on the daily noon rate of exchange as reported by the Bank of Canada (the "noon exchange rate"). These rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of the rates quoted by the Bank of Canada for Canadian dollars per US $1.00. On December 16, 2004, the noon exchange rate was Cdn. $1.00 equaled to US $0.8094.

| | Nine Months Ended September 30 | | Year Ended December 31 | |
|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 |
| High | 0.7942 | 0.7506 | 0.7789 | 0.6654 |
| Low | 0.7141 | 0.6338 | 0.6338 | 0.6179 |
| Average | 0.7534 | 0.7014 | 0.7159 | 0.6370 |
| Period Ended | 0.7912 | 0.7405 | 0.7738 | 0.6331 |

**THE BEAR RIDGE WARRANT NOTES #1, KERECO WARRANT NOTES #1, BEAR RIDGE WARRANT NOTES #2, KERECO WARRANT NOTES #2, BEAR RIDGE WARRANTS #1, KERECO WARRANTS #1, BEAR RIDGE WARRANTS #2, KERECO WARRANTS #2, TRUST UNITS, ACQUISITIONCO #1 NOTES B, ACQUISITIONCO #1 NOTES C, ACQUISITIONCO #2 NOTES Y, ACQUISITIONCO #2 NOTES Z, BEAR RIDGE COMMON SHARES, KERECO COMMON SHARES AND TRUST UNITS TO BE ISSUED TO UNITED STATES SECURITYHOLDERS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.**

## GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular, including the Summary hereof, and Appendices G, H and I.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Acquisition Proposal**" means with respect to Bear Creek or Ketch, any inquiry or the making of any proposal to such Party or its Shareholders from any Person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its Shareholders of any securities of such Party (other than on exercise of currently outstanding Bear Creek Options, Bear Creek Warrants, Ketch Options or Ketch Warrants, as applicable) or its Subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its Subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its Subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its Subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other Party under the Arrangement Agreement or the Arrangement;

"**AcquisitionCo #1**" means Ketch Acquisition Corp., a corporation to be incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**AcquisitionCo #1 Notes B**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule B to the Plan, issuable by AcquisitionCo #1 under the Arrangement, each AcquisitionCo #1 Note B having a principal amount equal to $1.04, subject to adjustment based upon the number of Ketch Common Shares outstanding;

"**AcquisitionCo #1 Notes C**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule C to the Plan, issuable by AcquisitionCo #1 under the Arrangement, each AcquisitionCo #1 Note C having a principal amount equal to $0.47, subject to adjustment based upon the number of Ketch Common Shares outstanding;

"**AcquisitionCo #1 Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A to the Plan, issuable by AcquisitionCo #1 under the Arrangement in a principal amount per AcquisitionCo #1 Note equal to the closing price of the Ketch Common Shares on the TSX on the last trading day prior to the Effective Date less the aggregate of: (i) one (1.0) AcquisitionCo #1 Note B; (ii) one (1.0) Acquisition # Note #C; (iii) one (1.0) Kereco Warrant Note #1; and (iv) one (1.0) Bear Ridge Warrant Note #1;

"**AcquisitionCo #2**" means Bear Creek Acquisition Corp., a corporation to be incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

"**AcquisitionCo #2 Notes Y**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule D to the Plan, issuable by AcquisitionCo #2 under the Arrangement, each AcquisitionCo #2 Note Y having a principal amount equal to $0.52, subject to adjustment based upon the number of Bear Creek Common Shares outstanding;

"**AcquisitionCo #2 Notes Z**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule E to the Plan, issuable by AcquisitionCo #2 under the Arrangement, each AcquisitionCo #2 Note Z having a principal amount equal to $0.235, subject to adjustment based upon the number of Bear Creek Common Shares outstanding;

"**AcquisitionCo #2 Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A to the Plan, issuable by AcquisitionCo #2 under the Arrangement in a principal amount per AcquisitionCo #2 Note initially equal to the quotient obtained by dividing: (i) the closing price of the Bear Creek Common Shares on the TSX on the last trading day prior to the Effective Date less the aggregate of: (a) one (1.0) AcquisitionCo #2 Note Y; (B) one (1.0) AcquisitionCo #2 Note Z; (C) one (1.0) Kereco Warrant Note #2; and (D) one (1.0) Bear Ridge Warrant #2; by (ii) 0.5;

"**AEPEA**" means the *Alberta Environmental Protection and Enhancement Act*;

"**AmalgamationCo**" or "**Amalco**" means Ketch Resources Ltd., the corporation resulting from the amalgamation of Ketch, Bear Creek, AcquisitionCo #1 and AcquisitionCo #2 pursuant to the Plan;

"**AmalgamationCo Assets**" means the assets held, directly or indirectly, by AmalgamationCo after giving effect to the Arrangement, which assets include, without limitation, the oil and natural gas properties, undeveloped land and related assets more fully described in Appendix I *"Information Concerning Ketch Resources Trust"*;

"**Applicable Laws**" means applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

"**Arrangement**" means the proposed arrangement involving Bear Creek and Ketch, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the amended and restated arrangement agreement dated effective October 26, 2004 between Bear Creek and Ketch with respect to the Arrangement, as amended and restated on December 15, 2004, and all other amendments thereto;

"**ARTC**" means the Alberta Royalty Tax Credit;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**Bear Creek**" means Bear Creek Energy Ltd., a corporation incorporated under the ABCA;

"**Bear Creek Amalgamation**" means the vertical, short-form amalgamations to be undertaken on January 1, 2005 pursuant to Section 184 of the ABCA, between Bear Creek and Crossfield Gas Corp. and between 1036655 Alberta Ltd. and Crossfield Gas Corp.;

"**Bear Creek Board**" or "**Bear Creek Board of Directors**" means the board of directors of Bear Creek;

"**Bear Creek Common Shares**" means Class "A" common shares of Bear Creek;

"**Bear Creek Damages Event**" means each of the following:

(a) the Board of Directors of Ketch has withdrawn or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Bear Creek or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Shareholders or to Ketch and the Ketch Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Ketch or materially impede the completion of the Arrangement;

"**Bear Creek Fairness Opinion**" means the opinion of Tristone Capital Inc. dated October 25, 2004, a copy of which is attached as Appendix E to this Information Circular;

"**Bear Creek Meeting**" means the special meeting of Bear Creek Securityholders to be held on January 17, 2005 and any adjournments thereof to consider and vote on the Bear Creek Reorganization Resolution;

"**Bear Creek Option Value**" means for each particular Bear Creek Option, the amount, if any, by which the fair market value of a Bear Creek Common Share exceeds the applicable exercise price in respect of such Bear Creek Option, such fair market value being determined based on the closing price of such security on the first trading day immediately prior to the Effective Time;

"**Bear Creek Optionholder**" means a holder from time to time of Bear Creek Options;

"**Bear Creek Options**" means the outstanding stock options, whether or not vested, to acquire Bear Creek Common Shares;

"**Bear Creek Record Date**" means the close of business on November 29, 2004;

"**Bear Creek Reorganization Resolution**" means the special resolution in respect of the Arrangement, the Bear Ridge Share Compensation Arrangements, the Kereco Incentive Plan, the Trust Incentive Plan, the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement, the Trust Initial Private Placement and other related matters to be considered at the Bear Creek Meeting, in substantially the form attached as Appendix A to the Information Circular to be voted upon by Bear Creek Securityholders at the Bear Creek Meeting;

"**Bear Creek Securities**" means the Bear Creek Common Shares, Bear Creek Options and Bear Creek Warrants;

"**Bear Creek Securityholder**" means a holder of Bear Creek Common Shares, Bear Creek Options or Bear Creek Warrants;

"**Bear Creek Shareholder**" means a holder from time to time of Bear Creek Common Shares;

"**Bear Creek Stock Option Plan**" means the incentive stock option plan of Bear Creek, as amended;

"**Bear Creek Subsidiaries**" means, collectively, 1036655 Alberta Ltd., a corporation incorporated under the ABCA and Crossfield Gas Corp., a corporation incorporated under the ABCA;

"**Bear Creek Warrant Exercise Price Deferential**" means, in respect of Bear Creek Warrants, the amount by which the Weighted Average Trading Price of the Bear Creek Common Shares exceeds the exercise price of such Bear Creek Warrant, if any;

"**Bear Creek Warrantholder**" means a holder from time to time of Bear Creek Warrants;

"**Bear Creek Warrants**" means the outstanding share purchase warrants to acquire Bear Creek Common Shares;

"**Bear Ridge**" means Bear Ridge Resources Ltd., a corporation incorporated under the ABCA and either 1142362 Alberta Ltd. if the transactions contemplated by the Bear Ridge Come-Along Agreement are not consummated or CanSubCo if the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated;

"**Bear Ridge Assets**" means the assets to be transferred by Bear Creek to Bear Ridge pursuant to the Arrangement;

"**Bear Ridge Come-Along Agreement**" means the come-along agreement dated December 16, 2004 among Bear Creek, Ketch and Ceyba US, setting forth the terms and conditions of Ceyba's participation in the Arrangement;

"**Bear Ridge Common Shares**" means the common shares of Bear Ridge;

"**Bear Ridge Share Compensation Arrangements**" means the stock option plan and special performance unit plan of Bear Ridge to be considered at the Meetings, as described under the heading "*Other Matters Considered in the Reorganization Resolutions – Approval of the Bear Ridge Stock Option Plan and the Bear Ridge Special Performance Unit Plan*";

"**Bear Ridge Conveyance**" means the transactions whereby Bear Creek will convey the Bear Ridge Assets to Bear Ridge in consideration of the Bear Ridge Note and the assumption of certain debts;

"**Bear Ridge Election**" means the election that can be made by Bear Creek Shareholders and Ketch Shareholders to receive, in consideration for each Bear Creek Common Share and Ketch Common Share deposited under the Arrangement (and in addition to Trust Units, which will be received by all Bear Creek Shareholders and Ketch Shareholders), either Bear Ridge Common Shares or the cash consideration payable pursuant to and in accordance with the Arrangement;

**"Bear Ridge Engineering Report"** means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by Bear Ridge prepared by GLJ dated November 8, 2004 and effective October 1, 2004;

**"Bear Ridge Exploration"** means Bear Ridge Exploration Ltd., a corporation incorporated under the ABCA and a party to the Plan of Arrangement, presuming Bear Creek, Ketch and Ceyba US complete the transactions contemplated by the Bear Ridge Come-Along Agreement;

**"Bear Ridge Finco"** means Bear Creek Finance Ltd., a corporation incorporated under the ABCA;

**"Bear Ridge Finco Common Shares"** means the common shares of Bear Ridge Finco;

**"Bear Ridge Finco Warrants"** means the Bear Ridge Finco share purchase warrants to be issued pursuant to the Bear Ridge Initial Private Placement, each of which will entitle the holder to acquire one (1) Bear Ridge Preferred Share after the Arrangement, in accordance with its terms;

**"Bear Ridge Initial Private Placement"** means the proposed private placement of up to 3,404,256 Bear Ridge Finco Common Shares and 2,857,143 Bear Ridge Finco Warrants prior to the completion of the Arrangement as described under the heading "*Other Matters Considered in the Reorganization Resolutions – Approval of the Bear Ridge Initial Private Placement*";

**"Bear Ridge Note"** means the unsecured, subordinated promissory note issued by Bear Ridge to Bear Creek in partial satisfaction of the purchase price under the Bear Ridge Conveyance;

**"Bear Ridge Preferred Shares"** means the Preferred Shares, Series 1 of Bear Ridge;

**"Bear Ridge Warrant Note #1"** means the unsecured, subordinated promissory note having substantially the terms summarized in Schedule F to the Plan, issuable by Ketch under the Arrangement, each Bear Ridge Warrant Note #1 having a principal amount of $0.01;

**"Bear Ridge Warrant Note #2"** means the unsecured, subordinated promissory note having substantially the terms summarized in Schedule F to the Plan, issuable by Bear Creek under the Arrangement, each Bear Ridge Warrant Note #2 having a principal amount of $0.01;

**"Bear Ridge Warrants #1"** means common share purchase warrants of Bear Ridge entitling the holder to acquire 0.4 of a Bear Ridge Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #1 Note C, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #1 Note C;

**"Bear Ridge Warrants #2"** means common share purchase warrants of Bear Ridge entitling the holder to acquire 0.2 of a Bear Ridge Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #2 Note Z, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #2 Note Z;

**"Board"** or **"Board of Directors"** means the board of directors of Bear Creek or Ketch, as applicable;

**"Business Day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

**"CanSubCo"** means 1142356 Alberta Ltd., a corporation to be organized under the ABCA to become Bear Ridge if the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated;

**"CBCA"** means the *Canada Business Corporations Ac,* R.S.C. 1985, c-C-44, including the regulations promulgated thereunder;

**"Ceyba"** means Ceyba Corp., a corporation incorporated under the CBCA and a wholly-owned subsidiary of Ceyba US;

**"Ceyba US"** means Ceyba Inc., a company incorporated under the State of Delaware;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date of the later of the Ketch Meeting and the Bear Creek Meeting, unless otherwise agreed to by Bear Creek and Ketch;

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

"**Confidentiality Agreement**" means the mutual confidentiality agreement between Bear Creek and Ketch dated September 1, 2004 in respect of information relating to Bear Creek and Ketch;

"**Control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**CRA**" means the Canada Revenue Agency;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"**Dissent Rights**" means the right of a registered Ketch Shareholder, Bear Creek Shareholder, Ketch Optionholder, Bear Creek Optionholder, Ketch Warrantholder and Bear Creek Warrantholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Reorganization Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

"**Dissenting Optionholders**" means registered Ketch Optionholders or Bear Creek Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Securityholders**" means Dissenting Optionholders, Dissenting Warrantholders and Dissenting Shareholders, collectively;

"**Dissenting Shareholders**" means registered Ketch Shareholders or Bear Creek Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Dissenting Warrantholders**" means registered Ketch Warrantholders or Bear Creek Warrantholders who validly exercise the rights of dissent provided to them under the Interim Order;

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter);

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31st shall in all cases be a Distribution Record Date;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m. (Calgary time) on January 12, 2005 or, if the Ketch Meeting or Bear Creek Meeting is adjourned, such time on the third Business Day immediately prior to the date of that adjourned Meeting;

"**Eligible Institution**" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada, members of the National Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Fairness Opinions**" means, collectively, the Bear Creek Fairness Opinion and the Ketch Fairness Opinion, copies of which are attached as Appendices E and F to this Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement to be applied for following the Meetings and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**Holder**" means a registered holder of Bear Creek Securities or Ketch Securities, as the case may be, immediately prior to the Effective Date or any person who surrenders to the Depositary certificates representing Bear Creek Securities or Ketch Securities, as the case may be, duly endorsed for transfer to such person;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this joint information circular and proxy statement dated December 17, 2004, together with all appendices hereto, distributed by Bear Creek and Ketch in connection with the Meetings;

"**Interim Order**" means the Interim Order of the Court dated December 17, 2004 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meetings and issued pursuant to the petition of Bear Creek and Ketch therefor, a copy of which order is attached as Appendix C to this Information Circular;

"**Kereco**" means Kereco Energy Ltd., the company formed upon the amalgamation of 909612 and 911150 and another company under the ABCA prior to the Effective Time if the transactions contemplated by the Kereco Come-Along Agreement are consummated, or a substituted newly incorporated ABCA company, if the transactions contemplated by Kereco Come-Along Agreement are not consummated;

"**Kereco Assets**" means the assets to be transferred by Ketch to Kereco pursuant to the Arrangement;

"**Kereco Class A Common Shares**" means the Class A common shares of Kereco;

"**Kereco Come-Along Agreement**" means the agreement dated December 15, 2004 among Ketch, Bear Creek, 906912 and 911150 and 906912's and 911150's shareholder, setting forth the terms and conditions of Kereco's participation in the Arrangement;

"**Kereco Common Shares**" means the common shares of Kereco;

"**Kereco Contract Operating Agreement**" means the agreement to be entered into between Kereco and AmalgamationCo following the Arrangement pursuant to which Kereco management and staff will provide contract project management to the Trust to assist where necessary, with the execution of the first quarter capital program, specifically but not limited to that associated with the Fontas property, for a period beginning on the Effective Date and concluding on April 30, 2005;

"**Kereco Conveyance**" means the transactions whereby Ketch will convey the Kereco Assets to Kereco in consideration of the Ketch Note and the assumption of certain debts;

"**Kereco Election**" means the election that can be made by Bear Creek Shareholders and Ketch Shareholders to receive, in consideration for each Bear Creek Common Share and Ketch Common Share deposited under the Arrangement (and in addition to Trust Units, which will be received by all Bear Creek Shareholders and Ketch Shareholders), either Kereco Common Shares or the cash consideration payable pursuant to and in accordance with the Arrangement;

"**Kereco Engineering Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by Kereco prepared by GLJ dated November 8, 2004 and effective October 1, 2004;

"**Kereco Finco**" means 1133014 Alberta Ltd., a corporation incorporated under the ABCA;

"**Kereco Finco Common Shares**" means the common shares of Kereco Finco;

"**Kereco Finco Warrants**" means the Kereco Finco share purchase warrants to be issued pursuant to the Kereco Initial Private Placement, each of which will entitle the holder to acquire one (1) Kereco Non-Voting Common Share after the Arrangement, in accordance with its terms;

"**Kereco Incentive Plan**" means the stock option plan of Kereco to be considered at the Meetings, as described under the heading "*Other Matters Considered in the Reorganization Resolutions – Approval of the Kereco Stock Option Plan*";

"**Kereco Initial Private Placement**" means the proposed sale by a private placement of up to 2,307,693 Kereco Finco Common Shares and 1,920,000 Kereco Finco Warrants prior to the completion of the Arrangement as described under the heading "*Other Matters Considered in the Reorganization Resolutions – Approval of the Kereco Initial Private Placement*";

"**Kereco Non-Voting Common Shares**" means the non-voting common shares of Kereco;

"**Kereco Note**" means the unsecured, subordinated promissory note issued by Kereco to Ketch in partial satisfaction of the purchase price under the Kereco Conveyance;

"**Kereco Finco Warrants**" means the common share purchase warrants of Kereco to be issued in exchange for the Kereco Finco Warrants issued pursuant to the Kereco Initial Private Placement as described under the heading "*Other Matters Considered in the Reorganization Resolutions – Approval of the Kereco Initial Private Placement*";

"**Kereco Private Placement**" means the private placement of convertible debentures convertible into 348,800 Kereco Class A Common Shares of Kereco at a price of $2.60 contemplated by the Kereco Come-Along Agreement to be completed prior to the Effective Time;

"**Kereco Warrant Note #1**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule F to the Plan, issuable by Ketch under the Arrangement, each Kereco Warrant Note #1 having a principal amount of $0.02;

"**Kereco Warrant Note #2**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule F to the Plan, issuable by Bear Creek under the Arrangement, each Kereco Warrant Note #2 having a principal amount of $0.02;

"**Kereco Warrants #1**" means common share purchase warrants of Kereco entitling the holder to acquire 0.4 of a Kereco Common Share at a price equal to the principal amount of one (1) AcquisitionCo #1 Note B, which amount may be satisfied either in cash or by the delivery of one (1) AcquisitionCo #1 Note B;

"**Kereco Warrants #2**" means common share purchase warrants of Kereco entitling the holder to acquire 0.2 of a Kereco Common Share at a price equal to the principal amount of one (1) AcquisitionCo #2 Note Y, which amount may be satisfied either in cash or by the delivery of one (1) AcquisitionCo #2 Note Y;

"**Ketch**" means Ketch Resources Ltd., a corporation incorporated under the ABCA;

"**Ketch Board**" or "**Ketch Board of Directors**" means the board of directors of Ketch;

"**Ketch Common Shares**" means common shares of Ketch;

"**Ketch Damages Event**" means each of the following:

(a) the Board of Directors of Bear Creek has withdrawn or changed any of its recommendations or determinations referred to in the Arrangement Agreement in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Bear Creek shareholders or to Bear Creek and the Bear Creek shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Bear creek accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or Bear Creek breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Bear Creek or materially impede the completion of the Arrangement;

"**Ketch Fairness Opinion**" means the opinion of National Bank Financial Inc. dated October 25, 2004, a copy of which is attached as Appendix F to this Information Circular;

"**Ketch Meeting**" means the special meeting of Ketch Shareholders, Ketch Optionholders and Ketch Warrantholders be held on January 17, 2005 and any adjournments thereof to consider and vote on the Ketch Reorganization Resolution;

"**Ketch Option Value**" means for each particular Ketch Option, the amount, if any, by which the fair market value of a Ketch Common Share exceeds the applicable exercise price in respect of such Ketch Option, such fair market value being determined based on the closing price of such security on the first trading day immediately prior to the Effective Time;

"**Ketch Optionholder**" means a holder from time to time of Ketch Options;

"**Ketch Options**" means the outstanding stock options, whether or not vested, to acquire Ketch Common Shares;

"**Ketch Partnership**" means Ketch Resources Partnership, a general partnership, the partners of which will be immediately prior to the Effective Time Ketch and the Ketch Subsidiary;

"**Ketch Partnership Reorganization and Amalgamation**" means the addition of a the Ketch Subsidiary as a partner to the Ketch Partnership to be undertaken prior to January 1, 2005 and the subsequent amalgamation of Ketch and Gauntlet Energy Corporation to be undertaken on January 1, 2005;

"**Ketch Record Date**" means the close of business on November 29, 2004;

"**Ketch Reorganization Resolution**" means the special resolution in respect of the Arrangement, the Bear Ridge Share Compensation Arrangements, the Kereco Incentive Plan, the Trust Incentive Plan, the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement, the Trust Initial Private Placement and other related matters to be considered at the Ketch Meeting, in substantially the form attached as Appendix B to the Information Circular to be voted upon by the Ketch Securityholders at the Ketch Meeting;

"**Ketch Securities**" means the Ketch Common Shares, Ketch Options and Ketch Warrants;

"**Ketch Securityholder**" means a holder of Ketch Common Shares, Ketch Options or Ketch Warrants;

"**Ketch Shareholder**" means a holder from time to time of Ketch Common Shares;

"**Ketch Stock Option Plan**" means Ketch's stock option plan, as amended;

"**Ketch Subsidiary**" means 1133082 Alberta Ltd., a corporation incorporated under the ABCA;

"**Ketch Warrantholder**" means a holder from time to time of Ketch Warrants;

"**Ketch Warrants**" means the outstanding share purchase warrants to acquire Ketch Common Shares;

"**Ketch Warrant Exercise Price Differential**" means, in respect of Ketch Warrants, the amount by which the Weighted Average Trading Price of the Ketch Common Shares exceeds the exercise price of such Ketch Warrant, if any;

"**Letter of Transmittal and Election Form**" means either of the Letter of Transmittal and Election Forms enclosed with the Information Circular pursuant to which Bear Creek Shareholders and Ketch Shareholders are required to make the Bear Ridge Election or the Kereco Election, as the case may be, and to deliver certificates representing Ketch Common Shares or Bear Creek Common Shares, as the case may be, to receive Trust Units, Bear Ridge Common Shares, Kereco Common Shares and/or cash consideration on completion of the Arrangement;

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of: (i) 95% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are tendered to the Trust for redemption; and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption;

"**Meeting**" means the Bear Creek Meeting or the Ketch Meeting, as applicable, and "**Meetings**" means the Bear Creek Meeting and the Ketch Meeting;

"**NAFTA**" means the North American Free Trade Agreement;

"**NEB**" means the National Energy Board;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Note Indenture**" means the note indenture to be made among Ketch, Bear Creek, AcquisitionCo #1, AcquisitionCo #2 and the Note Trustee governing the issuance of the AcquisitionCo #1 Notes, AcquisitionCo #2 Notes, Kereco Warrant Notes #1, Kereco Warrant Notes #2, Bear Ridge Warrant Notes #1, Bear Ridge Warrant Notes #2, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z;

"**Note Trustee**" means Valiant Trust Company;

"**Notes**" means the AcquisitionCo #1 Notes and the AcquisitionCo #2 Notes and "**Note**" means any one of them, as applicable;

"**Notice of Meetings**" means, collectively, the Notice of Special Meeting of Bear Creek and the Notice of Special Meeting of Ketch which accompanies this Information Circular and "**Notice of Meeting**" means any one of them, as applicable;

"**Notice of Petition**" means the Notice of Petition by Bear Creek and Ketch to the Court for the Final Order which accompanies this Information Circular;

"**NPI**" means the net profits interest granted under the NPI Agreement;

"**NPI Agreement**" means the net profits interest agreement to be entered into between AmalgamationCo and the Trust, coincident with the Arrangement becoming effective;

"**Oil and Natural Gas Properties**" or "**properties**" means the working, royalty or other interests of AmalgamationCo in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by AmalgamationCo from time to time;

"**Optionholder**" means a holder of Bear Creek Options or Ketch Options, as the case may be;

"**Options**" means Bear Creek Options and Ketch Options, as the case may be;

"**Ordinary Resolution**" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting;

"**Parties**" means Bear Creek and Ketch and "**Party**" means either one of them;

"**Permitted Investments**" means: (i) loan advances to AmalgamationCo; (ii) interest bearing accounts of certain financial institutions, including Canadian chartered banks and the Trustee; (iii) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (iv) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any Affiliate of the Trustee), the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, or the equivalent by Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited; (v) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and (vi) investments in bodies corporate, partnerships or trusts engaged in the oil and gas business including shares of AmalgamationCo;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Schedule A to Appendix D to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Record Date**" means the Bear Creek Record Date or the Ketch Record Date, as applicable;

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes as more particularly described in Appendix I, *"Information Concerning Ketch Resources Trust"* to this Information Circular;

"**Registered Holder**" means the Person whose name appears on the register of Bear Creek or Ketch, as applicable, as the owner of Bear Creek Securities or Ketch Securities;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Reorganization Resolution**" means the Bear Creek Reorganization Resolution or the Ketch Reorganization Resolution, as applicable, and "**Reorganization Resolutions**" refers to the Bear Creek Reorganization Resolution and the Ketch Reorganization Resolution;

"**Retained Employees**" means those individuals employed by either Bear Creek or Ketch immediately prior to the Effective Date who Bear Creek or Ketch agree shall receive written notice, on or prior to the Effective Date, confirming their employment by one of AmalgamationCo, Bear Ridge or Kereco (or an Affiliate thereof) following the Effective Date;

"**Securities**" means the Bear Creek Securities and/or the Ketch Securities;

"**Securityholders**" means the Bear Creek Securityholders and the Ketch Securityholders and "**Securityholder**" means a Bear Creek Securityholder or a Ketch Securityholder, as applicable;

"**SEDAR**" means the System for Electronic Document Analysis and Retrieval;

"**Shareholders**" means the Bear Creek Shareholders and the Ketch Shareholders and "**Shareholder**" means a Bear Creek Shareholder or a Ketch Shareholder, as applicable;

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"**Subsequent Investment**" means those investments which the Trust is permitted to make pursuant to the Trust Indenture;

"**Subsidiary**" has the meaning ascribed thereto in the ABCA and shall include all partnerships directly or indirectly owned by Bear Creek or Ketch as the case may be;

"**Superior Proposal**" has the meaning set forth in the Arrangement Agreement;

"**Technical Services Agreement**" means the agreement to be entered into between Bear Creek and Bear Ridge prior to the Effective Date, pursuant to which AcquisitionCo#2 will agree to provide the services of its employees to Bear Ridge for a fee of $15,000 per month, such fee to be reviewed quarterly;

"**Trust**" means Ketch Resources Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust #1 Option**" means a right to purchase one (1.0) Trust Unit acquired by a Ketch Optionholder pursuant to the Arrangement, exercisable at any time during the period of six (6) Business Days from the Effective Date, with an exercise price equal to the difference, if positive, between the Trust Unit Value and the Ketch Option Value;

"**Trust #2 Option**" means a right to purchase 0.5 of a Trust Unit acquired by a Bear Creek Optionholder pursuant to the Arrangement, exercisable at any time during the period of six (6) Business Days from the Effective Date, with an exercise price equal to the difference, if positive, between: (i) 0.5 multiplied by the Trust Unit Value; and (ii) the Bear Creek Option Value;

"**Trust Engineering Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests to be acquired by the Trust prepared by GLJ dated November 8, 2004 and effective October 1, 2004;

"**Trust Incentive Plan**" means the restricted unit and performance unit incentive plan of the Trust to be considered at the Meetings, as described under the heading *"Other Matters Considered in the Reorganization Resolutions – Approval of the Restricted Unit and Performance Unit Incentive Plan of the Trust"*;

"**Trust Indenture**" means the trust indenture dated as of December 16, 2004 among the Trustee, Ketch and Bear Creek, as amended from time to time;

"**Trust Initial Private Placement**" means the proposed sale by private placement of up to 486,111 Trust Units and 486,111 Trust Warrants to be completed prior to the completion of the Arrangement as described under the heading *"Other Matters Considered in the Reorganization Resolutions – Approval of the Trust Initial Private Placement"*;

"**Trust Unit**" or "**Unit**" means a trust unit of the Trust;

"**Trust Unit Value**" means for the fair market value of one (1.0) Trust Unit, such value being determined based on the closing price of such security on the TSX on the first trading day immediately after the Effective Time;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trust Warrants**" means the purchase warrants of the Trust, each of which entitles the holder thereof to acquire one (1) Trust Unit at an exercise price of $8.64 to be issued pursuant to the Trust Initial Private Placement as described under the heading *"Other Matters Considered in the Reorganization Resolutions – Approval of the Trust Initial Private Placement"*;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

**"United States"** or **"U.S."** means the United States, as defined in Rule 902(l) under Regulation S;

**"U.S. Person"** means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

**"U.S. Shareholder"** or **"U.S. Securityholders"** or **"U.S. Securityholder"** means any Shareholder who is, at the Effective Time, either in the United States or a U.S. Person;

**"Weighted Average Trading Price"** of a security shall be determined by dividing: (i) the aggregate dollar trading value of all such securities traded on the TSX measured over the five (5) consecutive trading days immediately prior to the Effective Date by (ii) the total number of such securities sold on such stock exchange during such period.

**"000s"** means thousands;

**"1933 Act"** means the United States *Securities Act of 1933*, as amended;

**"1934 Act"** means the United States *Securities Exchange Act of 1934*, as amended;

**"909612"** means 909612 Alberta Ltd., a corporation incorporated under the ABCA;

**"911150"** means 911150 Alberta Ltd., a corporation incorporated under the ABCA; and

**"1142362"** means 1142362 Alberta Ltd., a corporation incorporated under the ABCA, to become Bear Ridge if the transactions contemplated by the Bear Ridge Come-Along Agreement are not consummated.

**Conventions**

Certain terms used herein are defined in the *"Glossary"*. Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101. Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with Canadian GAAP.

## ABBREVIATIONS AND CONVERSIONS

**Abbreviations**

| Oil and Natural Gas Liquids | | Natural Gas | |
|---|---|---|---|
| bbl | barrel | mcf | thousand cubic feet |
| bbls | barrels | mcf/d | thousand cubic feet per day |
| bbls/d | barrels per day | mmcf | million cubic feet |
| mbbls | thousand barrels | mmcf/d | million cubic feet per day |
| mmbbls | million barrels | mmbtu | million British Thermal Units |
| mstb | thousand stock tank barrels | bcf | billion cubic feet |
| NGL | natural gas liquids | GJ | gigajoule |
| stb | stock tank barrels | | |

**Other**

| | |
|---|---|
| AECO | Intra-Alberta Nova Inventory Transfer Price (NIT net price of natural gas) |
| API | an indication of the specific gravity of crude oil measured on the American Petroleum Institute gravity scale. Liquid petroleum with a specified gravity of 28 API or higher is generally referred to as light crude oil |
| ARTC | Alberta Royalty Tax Credit |
| boe | barrel of oil equivalent of natural gas on the basis of 1 BOE for 6 (unless otherwise stated) mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices) |
| boe/d | barrel of oil equivalent per day |
| $m^3$ | cubic metre |
| mboe | thousand barrels of oil equivalent |
| mmboe | million barrels of oil equivalent |
| M$ | thousands of dollars |
| RLI | reserve life index |
| WTI | West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade |

**Boes may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

**Conversions**

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

| To Convert From | To | Multiply By |
|---|---|---|
| mcf | cubic metres | 28.174 |
| cubic metres | cubic feet | 35.494 |
| bbls | cubic metres | 0.159 |
| cubic metres | bbls | 6.290 |
| feet | metres | 0.305 |
| metres | feet | 3.281 |
| miles | kilometres | 1.609 |
| kilometres | miles | 0.621 |
| acres | hectares | 0.405 |
| hectares | acres | 2.471 |

## SUMMARY INFORMATION

*The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.*

### The Bear Creek Meeting

The Bear Creek Meeting will be held in the Royal Meeting Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on January 17, 2005, at 10:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Bear Creek Meeting will be to consider and vote upon the Bear Creek Reorganization Resolution. See "*Effect of the Arrangement*" and "*Other Matters Considered in the Reorganization Resolutions*".

### The Ketch Meeting

The Ketch Meeting will be held in the Strand Tivoli Room of the Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, on January 17, 2005, at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying applicable Notice of Meeting. The business of the Ketch Meeting will be to consider and vote upon the Ketch Reorganization Resolution. See "*Effect of the Arrangement*" and "*Other Matters Considered in the Reorganization Resolutions*".

### The Arrangement

#### *General*

The Arrangement will result in the creation of the Trust, a new oil and natural gas energy trust which intends to make regular monthly distributions of cash to Unitholders, the reorganization of Kereco as a junior oil and natural gas exploration and development company which will own certain of Ketch's oil and natural gas assets and undeveloped lands and the reorganization of Bear Ridge as a junior oil and natural gas exploration and development company which will own certain of Bear Creek's oil and natural gas assets and undeveloped lands. Pursuant to the Arrangement, Shareholders of Ketch will receive: (i) 1.0 Trust Unit, (ii) 0.4 of a Kereco Common Share or $1.06 in cash, and (iii) 0.4 of a Bear Ridge Common Share or $0.48 in cash for each Ketch Common Share owned and Shareholders of Bear Creek will receive: (i) 0.5 of a Trust Unit, (ii) 0.2 of a Kereco Common Share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge Common Share or $0.245 in cash for each Bear Creek Common Share owned.

Bear Creek Optionholders and Ketch Optionholders may choose to participate in the Arrangement by exercising their Bear Creek Options or Ketch Options, as the case may be, and receiving the same consideration as Bear Creek Shareholders and Ketch Shareholders. Ketch Optionholders may also exercise their right under Ketch's option plan to have their Ketch Options cancelled in consideration of a cash payment per Ketch Option. Each remaining Ketch Option will, pursuant to the Arrangement, become an option to acquire one Trust Unit with an exercise price equal to the difference between: (i) the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) the closing price of the Ketch Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such Ketch Option. Each remaining Bear Creek Option will, pursuant to the Arrangement, become an option to acquire one-half of a Trust Unit with an exercise price equal to the difference between: (i) one-half of the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) the closing price of the Bear Creek Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such Bear Creek Option.

Bear Creek Warrantholders and Ketch Warrantholders may choose to participate in the Arrangement by exercising their Bear Creek Warrants or Ketch Warrants, as the case may be, and receiving the same consideration as Bear Creek Shareholders and Ketch Shareholders. Each Bear Creek Warrant and Ketch Warrant not exercised prior to the Effective Time will, pursuant to the Arrangement, be exchanged for the fraction of a Bear Creek Common Share or Ketch Common Share, as the case may be, obtained by dividing: (i) the amount by which the Weighted Average Trading Price of the Bear Creek Common Shares or the Ketch Common Shares exceeds the exercise price of the Bear Creek Warrant or the Ketch Warrant by (ii) the Weighted Average Trading Price of the Bear Creek Common Shares or the Ketch Common Shares, as applicable. The Bear Creek

Common Shares or Ketch Common Shares received by Warrantholders based on such calculation will then be treated in the same manner as Bear Creek Common Shares and Ketch Common Shares outstanding as at the Effective Time.

***Pre-Arrangement Steps***

(a) Bear Ridge Finco will complete the Bear Ridge Initial Private Placement;

(b) Kereco Finco will complete the Kereco Initial Private Placement;

(c) The Trust will complete the Trust Initial Private Placement; and

(d) Bear Creek and Bear Ridge will enter into the Technical Services Agreement.

***Arrangement Steps and Post Arrangement Structure***

The Arrangement involves a number of steps which will be deemed to occur sequentially. See *"Effect of the Arrangement – Details of the Arrangement – Arrangement Steps"*. Following these steps:

***Optionholders and Warrantholders***

- Optionholders and Warrantholders who exercised their Options and Warrants prior to the Effective Date will become Shareholders and be treated on the same basis as Shareholders;
- Optionholders who do not exercise their Options prior to the Effective Time will hold Trust #1 Options or Trust #2 Options, as the case may be, which are exercisable for 6 Business Days following the completion of the Arrangement; and
- Warrantholders who do not exercise their Warrants prior to the Effective Time will receive a fraction of a Bear Creek Common Share or Ketch Common Share, as the case may be, and will be treated on the same basis as Shareholders.

***Shareholders***

*Ketch Resources Trust*

- Shareholders will receive Trust Units and, together with the placees under the Trust Initial Private Placement, will own all of the Trust Units of the Trust and the placees under the Trust Initial Private Placement will own all of the Trust Warrants;
- Bear Creek and Ketch will have amalgamated with AcquisitionCo #1 and AcquisitionCo #2 to form AmalgamationCo; and
- the Trust will own all of the issued and outstanding common shares and Notes of AmalgamationCo as well as the NPI granted by AmalgamationCo.

*Bear Ridge Resources Ltd.*

- Shareholders who exercise or are deemed to exercise their Bear Ridge Warrants #1 or Bear Ridge Warrants #2 will receive, and will own all of the issued and outstanding, Bear Ridge Common Shares and, if the Bear Ridge Come-Along Agreement is consummated, will own approximately 96% of the issued and outstanding Bear Ridge Common Shares and former Ceyba shareholders will own approximately 4% of the issued and outstanding Bear Ridge Common Shares;
- Shareholders who do not exercise or are deemed not to exercise their Bear Ridge Warrants #1 or Bear Ridge Warrants #2 will receive cash;

- placees under the Bear Creek Initial Private Placement will own all of the Bear Ridge Preferred Shares and, if the Bear Ridge Come-Along Agreement is consummated, placees will own 54% of the Bear Ridge Preferred Shares and a former debentureholder of Ceyba Corp. will own 46% of the Bear Ridge Preferred Shares and the placees under the Bear Creek Initial Private Placement will own all of the Bear Ridge Finco Warrants; and

- Bear Ridge will purchase the Bear Ridge Assets with notes received on the exercise of the Bear Ridge Warrants #1 and Bear Ridge Warrants #2.

*Kereco Energy Ltd.*

- Shareholders who exercise or are deemed to exercise their Kereco Warrants #1 or Kereco Warrants #2 will receive, and will own all of the issued and outstanding, Kereco Common Shares and, if the Kereco Come-Along Agreement is consummated, own approximately 92% of the issued and outstanding Kereco Common Shares and former Kereco shareholders will own approximately 8% of the issued and outstanding Kereco Common Shares;

- Shareholders who do not exercise or are deemed not to exercise their Kereco Warrants #1 or Kereco Warrants #2 will receive cash;

- placees under the Kereco Initial Private Placement will own all of the Kereco Non-Voting Common Shares and all of the Kereco Finco Warrants; and

- Kereco will purchase the Kereco Assets with notes received on the exercise of the Kereco Warrants #1 and Kereco Warrants #2.

The following diagram illustrates the organizational structure of the Trust, Kereco and Bear Ridge following the completion of the Arrangement prior to giving effect to the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement.


Bear Creek Securityholders, Ketch Securityholders and Trust placees
100% Trust Units
Trust
Notes + NPI + 100% Common Shares
Amalco
Trust Assets
Kereco private placees
Bear Creek Securityholders and Ketch Securityholders
100% Non-Voting Shares
100% Common Shares(1)
Kereco Energy Ltd.
Kereco Assets
Bear Ridge private placees
Bear Creek Securityholders and Ketch Securityholders
100% Preferred Shares(3)
100% Common Shares(2)
Bear Ridge Resources Ltd.
Bear Ridge Assets

Notes:

(1) If the transactions contemplated by the Kereco Come-Along Agreement are consummated, the former Bear Creek Securityholders and Ketch Securityholders will hold approximately 92% of the Kereco Common Shares and former shareholders of Kereco will hold approximately 8% of the Kereco Common Shares.

(2) If the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated, the former Bear Creek Securityholders and Ketch Securityholders will hold approximately 96% of the outstanding Bear Ridge Common Shares and Ceyba U.S. will hold approximately 4% of the outstanding Bear Ridge Common Shares.

(3) If the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated, placees under the Bear Ridge Initial Private Placement will hold approximately 54% of the Bear Ridge Preferred Shares and a former Ceyba debentureholder will hold approximately 46% of the outstanding Bear Ridge Preferred Shares.

Upon the completion of the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement and the Trust Initial Private Placement are completed for the maximum amounts; (iii) that 1,814,500 Ketch Options are repurchased prior to the Effective Time in accordance with the Ketch Stock Option Plan; (iv) that 463,950 Ketch Options and 1,750,600 Bear Creek Options are exercised prior to the Effective Time and the balance are exchanged for Trust #1 Options and Trust #2 Options; (v) that 1,128,420 Ketch Warrants and 291,667 Bear Creek Warrants are exercised prior to the Effective Time; (vi) that the transactions contemplated by the Bear Ridge Come-Along Agreement and the Kereco Come-Along Agreement are completed; and (v) that no Securityholders elect to receive cash instead of Bear Ridge Common Shares or Kereco Common Shares, an aggregate of approximately 16,772,230 Bear Ridge Common Shares, 6,297,873 Bear Ridge Preferred Shares, 2,857,143 Bear Ridge Finco Warrants, 17,587,472 Kereco Common Shares, 2,307,693 Kereco Non-Voting Common Shares, 1,920,000 Kereco Finco Warrants, 40,608,176 Trust Units and 486,111 Trust Warrants, will be issued and outstanding.

***Post Arrangement Steps***

Immediately after the Arrangement becoming effective, AmalgamationCo and Kereco will enter into the Kereco Contract Operating Agreement.

See *"The Arrangement – Effect of the Arrangement"*, Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*, Appendix H, *"Information Concerning Kereco Energy Ltd."* and Appendix I, *"Information Concerning Ketch Resources Trust"*.

**The Bear Ridge Come-Along Agreement**

On December 16, 2004, Bear Creek, Ketch and Ceyba US entered into the Bear Ridge Come-Along Agreement. Pursuant to the terms of the Bear Ridge Come-Along Agreement, if certain conditions are satisfied, CanSubCo and Ceyba will participate in the Arrangement, as amended, with CanSubCo becoming Bear Ridge and Ceyba becoming Bear Ridge Exploration. Ceyba's participation in the Arrangement will result in Bear Ridge having approximately $200,000 in additional cash, at least $71 million in additional federal tax pools, loss carry forwards and investment tax credits (tax pools and loss carry forwards for provincial tax purposes should be at least $41 million) and Securityholders holding approximately 96% of the Bear Ridge Common Shares, Ceyba U.S. holding approximately 4% of the Bear Ridge Common Shares and a third party investor holding approximately 46% Bear Ridge Preferred Shares.

Pursuant to the Arrangement, Securityholders will have the opportunity to participate in the reorganization of Ceyba into a junior oil and natural gas corporation by exercising their Bear Ridge Warrants #1 or Bear Ridge Warrants #2, as the case may be, and receiving Bear Ridge Common Shares.

The participation of CanSubCo and Ceyba in the Plan of Arrangement is subject to a number of conditions, including an investment from an arm's length third party to satisfy certain debts of Ceyba, the release of Ceyba from bankruptcy protection and the approval of shareholders of Ceyba US to certain reorganization matters regarding Ceyba. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd. – Bear Ridge Come-Along Agreement*". These conditions are not exclusively within the control of Ceyba, Ceyba US, Bear Creek and Ketch and there can be no assurance that such conditions will be satisfied or waived. Completion of the transactions contemplated by the Bear Ridge Come-Along Agreement is not a condition to the completion of the Arrangement and, in the event the transactions contemplated by the Bear Ridge Come-Along Agreement do not occur, Bear Creek and Ketch intend to proceed with the Plan of Arrangement with 1142362 Alberta Ltd. participating as Bear Ridge. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd.*" for more information on Bear Ridge.

**The Kereco Come-Along Agreement**

On December 15, 2004 Ketch and Bear Creek entered into the Kereco Come-Along Agreement with Kereco, Kereco Finco and the shareholders of Kereco. Pursuant to the terms of the Kereco Come-Along Agreement, if certain conditions are satisfied, Kereco and Kereco Finco will participate in the Arrangement, as amended.

Pursuant to the Arrangement, Securityholders will have the opportunity to participate in the reorganization of Kereco into a junior oil and natural gas corporation by exercising their Kereco Warrants #1 or Kereco Warrants #2, as the case may be, and receiving Kereco Common Shares. Immediately prior to the Effective Time, Kereco will have $1 million in cash, no liabilities and tax pools and loss carry forwards of approximately $50 million. See Appendix H, "*Information Concerning Kereco Energy Ltd.*". The Kereco Come-Along Agreement also contemplates that Kereco Finco will complete the Kereco Private Placement prior to the Effective Time.

The participation of Kereco in the Plan of Arrangement is subject to a number of conditions including the conditions precedent set forth in the Arrangement Agreement being satisfied or waived by Ketch and Bear Creek, Kereco reorganizing its capital and amending its articles as reflected in Appendix H, "*Information Concerning Kereco Energy Ltd.*" and other customary closing conditions. Completion of the transactions contemplated by the Kereco Come-Along Agreement is not a condition to completion of the Arrangement. In the event the transactions contemplated by the Kereco Come-Along Agreement do not occur, Ketch and Bear Creek intend to proceed with the Plan of Arrangement with a substituted party to replace Kereco. It is expected that this substituted party for Kereco would have no material assets or liabilities and would only have a nominal number of Kereco Common Shares issued immediately prior to the Effective Time. The effect of Kereco not participating in the Arrangement is that the substituted party would have 1,538,646 less Kereco Common Shares outstanding, $1 million less cash and no tax pools or losses prior to the Effective Time.

**Background to and Reasons for the Arrangement**

Management of Ketch and Bear Creek continually review all options available to them to ensure that their capital structures are efficient and that Shareholder value is being maximized. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing maximization of value for Shareholders.

Management of Ketch and Bear Creek initially discussed the possibility of a business combination in June of 2004 and began the process to reorganize their combined companies into an income trust and two junior exploration companies in early September 2004. On September 8, 2004, the Bear Creek Board established a special committee (the "Special Committee"), composed of John A. Howard (Chairman) and Martin Lambert, to evaluate several alternatives to enhance shareholder value, including several business combinations. The Special Committee engaged Tristone Capital Inc. and GLJ to advise on such alternatives. The Special Committee made information available to a small number of parties regarding Bear Creek and then determined that a merger with Ketch maximized value for stakeholders and proceeded to negotiate the terms of a potential business combination.

The financial advisors of both Bear Creek and Ketch advised on the development of strategies and procedures necessary for the successful integration of the companies. The companies also engaged GLJ in September 2004 to prepare reports on the crude oil, natural gas and NGL's reserves and discounted cash flow of each of Ketch and Bear Creek, reflected in the Trust Engineering Report, the Kereco Engineering Report and the Bear Ridge Engineering Report, as a basis for negotiating the exchange ratio.

On October 22, 2004, the Bear Creek Board appointed Martin Hislop to the Special Committee, to assist in the process of reviewing of the terms of the Arrangement, specifically the terms of the private placements and management incentive plans. On October 25, 2004, the Special Committee recommended that the Bear Creek Board approve the Arrangement. On October 25, 2004, the Board of Directors of each of Bear Creek and Ketch approved the Arrangement subject to finalization of the Arrangement Agreement and the parties entered into the Arrangement Agreement on October 26, 2004.

On December 15, 2004, the Board of Directors of each of Bear Creek and Ketch approved an amendment and restatement of the Arrangement Agreement to accommodate the Bear Ridge Come-Along Agreement and the Ketch Come-Along Agreement transactions including a revised Plan of Arrangement. Martin Lambert did not participate in the deliberations or approval of the Bear Ridge Come-Along Agreement because of his position as an officer with the third party investor who will have a debenture exchangeable into the Bear Ridge Preferred Shares. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd. – Directors and Officers – Conflicts of Interest*". Each of J. Paul Charron, Grant A. Zawalsky and Shannon M. Gangl declared their interests and did not participate in the deliberations or approval of the Kereco Come-Along Agreement because they will participate in the Kereco Private Placement and will receive a debenture convertible into Kereco Common Shares. See *"Interests of Certain Persons or Companies in the Matters to be Acted Upon"*.

Ketch and Bear Creek believe that this structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. The structure affords all shareholders greater liquidity and flexibility to participate in an income trust, and two junior oil and natural gas growth companies and the combined future potential of each of these entities.

Ketch and Bear Creek entered into the Arrangement Agreement for the following reasons:

- The reorganization is designed to enhance Shareholder value by combining certain of the low risk, long life assets of Ketch and Bear Creek to create a platform for stable cash flow, and at the same time to create two new exploration-oriented entities. Shareholders of both Ketch and Bear Creek will have the opportunity to participate in the future growth of all three entities created as a result of this transaction.

- The separation of mature and growth assets aligns the risks and returns from each asset class and provides Shareholders with the flexibility to alter their participation in each and better enables each entity to maintain the historical levels of capital spending efficiencies experienced by Ketch and Bear Creek.

- The Trust provides a vehicle to deliver cash flow from its diverse portfolio of mature assets to Unitholders in a tax effective manner.

- With an expected production base of approximately 12,500 boe/d, the Trust is expected to have the critical mass and access to low cost capital required to compete effectively for acquisitions and development opportunities.

- Shareholders retain access to the substantial portfolio of opportunities that each management team has accumulated.

- The entities will be managed by experienced teams of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives. Moreover, through private placements, grant of options and issuance of performance shares, the senior management teams of the Trust, Bear Ridge and Kereco will increase their participation in the business and future prospects of the entities they will be responsible for managing.

The Board of Directors of each of Bear Creek and Ketch, in recommending the Arrangement, believe that the Arrangement has the following additional advantages:

- It is expected that many Securityholders and future Unitholders are "tax-exempt" financial institutions such as pension plans or individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-exempt or tax-deferred basis.

- Cash distributions to Unitholders are anticipated to provide an attractive return while allowing the Trust to continue to invest in its existing assets and finance capital expenditures.

- It is anticipated that the reorganized structure of Bear Creek and Ketch as an income trust and two junior exploration and development companies will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units, Bear Ridge Common Shares and Kereco Common Shares than currently exists for Ketch Common Shares and Bear Creek Common Shares.

**Approval of Securityholders Required for the Arrangement**

Pursuant to the Interim Order, the number of votes required to pass the Bear Creek Reorganization Resolution shall be not less than two-thirds of the votes cast by Bear Creek Shareholders, Bear Creek Optionholders and Bear Creek Warrantholders, voting together as a single class, either in person or by proxy, at the Bear Creek Meeting. In addition, the Bear Creek Reorganization Resolution must be approved by a majority of the votes cast by the Bear Creek Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities. The Interim Order also provides that the number of votes required to pass the Ketch Reorganization Resolution shall be not less than two-thirds of the votes cast by Ketch Shareholders, Ketch Optionholders and Ketch Warrantholders, voting together as a single class, either in person or by proxy, at the Ketch Meeting. In addition, the Ketch Reorganization Resolution must be approved by a majority of the votes cast by the Ketch Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities. See *"General Proxy Matters – Procedure and Votes Required"*.

**Fairness Opinions**

The Bear Creek Board of Directors retained Tristone Capital Inc. to address the fairness, from a financial point of view, of the consideration to be received by Bear Creek Shareholders. In connection with this mandate, Tristone Capital Inc. has prepared the Bear Creek Fairness Opinion. The Bear Creek Fairness Opinion states that, in Tristone Capital Inc.'s opinion, as of October 25, 2004, the consideration to be received by Bear Creek Shareholders pursuant to the Arrangement (without taking into account the participation of Ceyba in the Arrangement as set forth in the Bear Ridge Come-Along Agreement or the transactions contemplated by the Kereco Come-Along Agreement) is fair, from a financial point of view, to Bear Creek Shareholders. The Bear Creek Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See *"Effect of the Arrangement – Bear Creek Fairness Opinion"* and Appendix E *"Bear Creek Fairness Opinion"*.

The Ketch Board of Directors retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration to be received by Ketch Shareholders. In connection with this mandate, National Bank Financial Inc. has prepared the Ketch Fairness Opinion. The Ketch Fairness Opinion states that, in National Bank Financial Inc.'s opinion, as of October 25, 2004, the consideration to be received by Ketch Shareholders pursuant to the Arrangement (without taking into account the participation of Ceyba in the Arrangement as set forth in the Bear Ridge Come-Along Agreement or the transactions contemplated by the Kereco Come-Along Agreement) is fair, from a financial point of view, to Ketch Shareholders. The Ketch Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See *"Effect of the Arrangement – Ketch Fairness Opinion"* and Appendix F *"Ketch Fairness Opinion"*.

**Recommendations of the Boards of Directors**

**The Board of Directors of Bear Creek unanimously determined that the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement is fair to Bear Creek Securityholders, is in the best interests of Bear Creek and the Bear Creek Securityholders and authorized the submission of the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement to Bear Creek Securityholders for approval and to the Court for the Final Order.** The Board of Directors of Bear Creek holds, or controls, an aggregate of 1,778,318 Bear Creek Securities. See *"Effect of the Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon"* and *"Effect of the Arrangement – Recommendations of the Boards of Directors"*. Each of the members of the Board of Directors and officers of Bear Creek intend to vote all of their Bear Creek Securities in favour of the Bear Creek Reorganization Resolution. Holders of an aggregate of 2,828,757 Bear Creek Securities representing approximately 13% of the outstanding Bear Creek Securities have agreed to vote these Bear Creek Securities in favour of the Arrangement and all other matters to be considered at the Bear Creek Meeting.

**The Board of Directors of Ketch unanimously determined that the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement is fair to Ketch Securityholders, is in the best interests of Ketch and the Ketch Securityholders and authorized the submission of the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement to Ketch Securityholders for approval and to the Court for the Final Order.** The Board of Directors of Ketch holds, or controls, an aggregate of 2,209,042 Ketch Securities. See *"Effect of the Arrangement – Interests of Certain Persons or Companies in the Matters to be Acted Upon"* and *"Effect of the Arrangement – Recommendations of the Boards of Directors"*. Each of the members of the Board of Directors and officers of Ketch intend to vote all of their Ketch Securities in favour of the Ketch Reorganization Resolution. Holders of an aggregate of 4,572,034 Ketch Securities representing approximately 15% of the outstanding Ketch Securities have agreed to vote these Ketch Securities in favour of the Arrangement and all other matters to be considered at the Ketch Meeting.

**Final Order**

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See *"Effect of the Arrangement – Procedure for the Arrangement Becoming Effective"*. An application for the Final Order approving the Arrangement is expected to be made on January 17, 2005 at 1:30 p.m. at the Court House, 611 – 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

**Right to Dissent**

Pursuant to the Interim Order, Registered Holders have the right to dissent with respect to the Bear Creek Reorganization Resolution if the President and Chief Executive Officer of Bear Creek receives at the registered office of Bear Creek by 4:00 p.m. on the Business Day immediately preceding the date of the Bear Creek Meeting, a written objection and such holder complies with Section 191 of the ABCA, as modified by the Interim Order. Pursuant to the Interim Order, Registered Holders have the right to dissent with respect to the Ketch Reorganization Resolution if the President and Chief Executive Officer of Ketch receives at the registered office of Ketch, by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting, a written objection and such holder complies with Section 191 of the ABCA, as modified by the Interim Order. Provided the Arrangement becomes effective, each Dissenting Securityholder will be entitled to be paid the fair value of the Securities in respect of which the holder dissents in accordance with Section 191 of the ABCA, as modified by the Interim Order. See Appendices C and M for a copy of the Interim Order and the provisions of Section 191 of the ABCA, respectively.

The statutory provisions covering the right to dissent are technical and complex. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right to dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that only the Registered Holder is entitled to dissent.** Accordingly, a beneficial owner of Securities desiring to exercise the right to dissent must make arrangements for such Securities beneficially owned to be registered in such holder's name prior to the time the written objection to the applicable resolution approving the Arrangement is required to be received by Bear Creek or Ketch, as the case may be, or alternatively, make arrangements for the Registered Holder to dissent on such holder's behalf. Pursuant to the Interim Order, a Securityholder may not exercise the right to dissent in respect of only a portion of such holder's Securities. See *"Effect of the Arrangement – Right to Dissent"*.

It is a condition to the Arrangement that Bear Creek Securityholders holding not more than 5% of the Bear Creek Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. It is a condition to the Arrangement that Ketch Securityholders holding not more than 5% of the Ketch Securities shall have exercised rights of dissent in relation to the Arrangement that have not been withdrawn as at the Effective Date. See *"Effect of the Arrangement – Arrangement Agreement – Conditions Precedent to the Arrangement"*.

**The Trust**

The Trust is an unincorporated open-ended investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture.

The activities of the Trust following completion of the Arrangement will be managed by AmalgamationCo. Grant Fagerheim of Ketch will be the Chairman of AmalgamationCo, with a management team comprised of executives from Bear Creek led by Russell Tripp as Chief Executive Officer and Alan Steele as Chief Financial Officer. In addition to Mr. Fagerheim, the Board of Directors of AmalgamationCo will include Daryl Birnie, C. Keith Caldwell, John Howard, Martin A. Lambert, Gerry Romanzin and Russell Tripp.

The Trust Unitholders will be the sole beneficiaries of the Trust. The Trust will permit individual Trust Unitholders to participate in the cash flow from AmalgamationCo's business to the extent such cash flow is distributed by the Trustee. Each Trust Unit will entitle the holder thereof to receive monthly cash distributions.

Valiant Trust Company is the initial trustee of the Trust. See Appendix I, *"Information Concerning Ketch Resources Trust"*.

The Trust's mandate will be to generate stable monthly distributions of cash to Unitholders by focusing on low cost operations and the active development of its property base. The Trust is expected to have 2005 average production of approximately 12,500 boe/d. Current production of the Trust's assets is approximately 10,100 boe/d. An additional 2,000 boe/d is awaiting tie-in. As at October 1, 2004 GLJ has estimated that the Trust's proved plus probable reserves are 23.7 mmboe, resulting in an effective RLI of approximately 7.2 years, based on September production. These assets are characterized by high operating netbacks of approximately $25.70/boe based on commodity prices of US$38.00/bbl for oil and C$6.50/GJ for natural gas and an exchange rate of 0.80 US$/C$ and low operating costs of approximately $6.00 per boe. The Trust's high level of operatorship of over 75% is expected to maintain this attractive cost structure. The Trust is expected to have opening net debt of $73 million, subject to adjustment for capital spending to closing.

As holders of Trust Units after the Arrangement, Unitholders will receive monthly distributions of the cash flow generated by AmalgamationCo and distributed to Unitholders through the Trust. The Trust will employ a strategy: (a) to provide Unitholders with a competitive annual cash-on-cash yield by making monthly cash distributions to such Unitholders; and (b) that enables the Trust to continue to expand the business through development and acquisition opportunities that will provide long-term stable cash flows and be accretive to Unitholders. See Appendix L, *"Information Concerning Ketch Resources Trust – Risk Factors"*.

It is currently intended that the Trust will make cash distributions to holders of Trust Units from the interest income received on the Notes from AmalgamationCo and from income generated under the NPI Agreement, net of administrative expenses. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes and dividends or common shares of AmalgamationCo. See *"The Arrangement"* and *"Effect of the Arrangement"*.

**Bear Ridge Resources Ltd.**

Bear Ridge will be the private corporation organized pursuant to the provisions of the ABCA and will either be 1142362 Alberta Ltd. if the transactions contemplated by the Bear Ridge Come-Along Agreement are not consummated or CanSubCo if the Bear Ridge Come-Along Agreement are consummated.

Under the Arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the Goodwin, Sakwatamau, Highvale and Peace River Arch areas. Current production is approximately 450 boe/d and is expected to grow to 1,000 boe/d in 2005, comprised of 4.5 mmcf/d of natural gas and 276 bbls/d of crude oil and liquids, based on an initial capital program of $16 million. Bear Ridge will also contain approximately 32,000 net acres of undeveloped land on which a sizeable prospect inventory has been identified. Bear Ridge (after the Arrangement) will have a strong consolidated balance sheet with $2 million of positive working capital, subject to adjustment for capital spending to closing, approximately $21 million in tax pools and approximately 16.0 million Bear Ridge Common Shares, 3.4 million Bear Ridge Preferred Shares outstanding and 2.8 million Bear Ridge Finco Warrants outstanding. The foregoing amounts do not give effect to the transactions contemplated by the Bear Ridge Come-Along Agreement which would add approximately $200,000 cash to working capital, at least $71 million in additional federal tax pools, loss carry forwards and investment tax credits (tax pools and loss carry forwards for provincial tax purposes should be at least $41 million) and Bear Ridge will have approximately 2.9 million additional Bear Ridge Preferred Shares and approximately 0.7 million additional Bear Ridge Common Shares outstanding.

The management team of Bear Ridge will be comprised of executives from Bear Creek and will be led by Douglas Hibbs as President, with Russell Tripp as Executive Chairman. In addition to Mr. Tripp, the Board of Directors of Bear Ridge will include John Howard, Martin Lambert, Garry Tanner and David Ambedian, all of whom are independent of management of Bear Ridge.

Following the Arrangement, the head and principal office of Bear Ridge will be located at 1240, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7. See Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*.

**Kereco Energy Ltd.**

Kereco will be organized pursuant to the provisions of the ABCA and will either be a newly formed corporation with no assets or liabilities, if the Kereco Come-Along Agreement is not consummated, or the corporation resulting from the amalgamation of 909612 and 911150 prior to the Effective Date if the Kereco Come-Along Agreement is consummated.

Under the Arrangement, Kereco will receive certain of Ketch's producing assets and undeveloped lands in the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations. At closing, Kereco will have $2 million of net debt prior to taking into account the $6 million of cash received in the Kereco Initial Private Placement and prior to capital spending on the Kereco Assets to closing, an attractive tax horizon with approximately $95 million in tax pools and approximately 17.6 million Kereco Common Shares, 2.3 million Kereco Non-Voting Shares and 1.9 million Kereco Finco Warrants outstanding.

Kereco will be managed by the current executives of Ketch and will be led by Grant Fagerheim as CEO. In addition to Mr. Fagerheim, the Board of Directors will include Daryl Birnie, C. Keith Caldwell, J. Paul Charron, Barry M. Heck, Gerry Romanzin and Grant Zawalsky.

Following the Arrangement, the head and principal office of Kereco will be located at 1100, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. See Appendix H, *"Information Concerning Kereco Energy Ltd."*.

**Stock Exchange Listing Approvals**

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, the Bear Ridge Common Shares and the Kereco Common Shares. Application has been made to list the Trust Units, Kereco Common Shares and Bear Ridge Common Shares on the TSX. Listing of the Bear Ridge Common Shares on the TSX will be subject to Bear Ridge meeting the original listing requirements of the TSX. Listing of the Kereco Common Shares on the TSX will be subject to Kereco meeting the original listing requirements of the TSX. **Conditional listing approval has not yet been obtained and there can be no assurance that the Kereco Common Shares or Bear Ridge Common Shares will be listed on the TSX or any other stock exchange. If the listing of the Trust Units, the Bear Ridge Common Shares or the Kereco Common Shares on the TSX is not approved, Ketch and Bear Creek may consider listing on an other exchange or may decide not to proceed with the Arrangement.** See *"Effect of the Arrangement – Stock Exchange Listings"*.

**Canadian Federal Income Tax Considerations**

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units, Kereco Common Shares and Bear Ridge Common Shares received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Bear Creek Common Shares or Ketch Common Shares, as applicable, which are exchanged and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Any amount paid to holders of Trust

Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof. Generally speaking, persons not resident in Canada will not be required to recognize any gain or loss in respect of the Arrangement but will be subject to withholding tax on certain distributions from the Trust.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See *"Canadian Federal Income Tax Considerations"* and *"Canadian Federal Income Tax Opinion"*.

**Other Tax Considerations**

**This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Securityholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units, Bear Ridge Common Shares and Kereco Common Shares after the Arrangement. Securityholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units, Bear Ridge Common Shares and Kereco Common Shares.**

## Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned on a consolidated basis by the Trust following the completion of the Arrangement, for the periods indicated. See Appendix I, *"Information Concerning Ketch Resources Trust"*.

| | Pro Forma Nine Months Ended September 30, 2004 (unaudited) ($000's) |
|---|---|
| Production revenue | 86,767 |
| Royalties | (16,373) |
| Operating expenses | (10,840) |
| Transportation expenses | (2,946) |
| Net operating revenue | 56,608 |
| Other income | 9 |
| General and administrative charges | (3,392) |
| Financing charges | (1,271) |
| Depletion, depreciation and accretion | (30,815) |
| Proceeds from sale of shares | 1,901 |
| Capital taxes | (467) |
| Current income taxes | (202) |
| Future income taxes | (8,645) |
| Net earnings | 13,726 |

| | Pro Forma Nine Months Ended September 30, 2004 |
|---|---|
| **Average Daily Production** | |
| Light/medium crude oil & NGL (bbls/d) | 1,530 |
| Natural gas (mcf/d) | 38,034 |
| Oil equivalent (boe/d) | 7,869 |
| **Average Net Product Prices Received** | |
| Light/medium crude oil & NGL ($/bbl) | 42.30 |
| Natural gas ($/mcf) | 6.63 |

| | Gross | Net |
|---|---|---|
| **Proved Reserves** [(1)] | | |
| Light/medium crude oil & NGL (mbbls) | 4,741 | 3,616 |
| Heavy crude oil (mbbls) | 145 | 122 |
| Natural gas (mmcf) | 80,507 | 60,305 |
| Oil equivalent (mboe) | 18,304 | 13,789 |
| **Proved Plus Probable Reserves** [(1)] | | |
| Light/medium crude oil & NGL (mbbls) | 6,172 | 4,735 |
| Heavy crude oil (mbbls) | 175 | 147 |
| Natural gas (mmcf) | 104,032 | 78,258 |
| Oil equivalent (mboe) | 23,686 | 17,926 |
| **Undeveloped Land Holdings** (net acres) (as at September 30, 2004) | | 222,500 |

Note:

(1) Reserve information taken from the Trust Engineering Report is at October 1, 2004 based on forecast prices and costs.

## Pro Forma Distributable Cash

The following is a summary of selected financial and operational information for the oil and natural gas assets owned, directly or indirectly, by the Trust following the completion of the Arrangement, for the nine months ended September 30, 2004. See Appendix I, *"Information Concerning Ketch Resources Trust – Pro Forma Distributable Cash"*.

Management of Bear Creek and Ketch have provided the following analysis to assist Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Unitholders had the Trust been in existence for the nine month period ended September 30, 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 85% of Bear Creek's and of Ketch's oil and natural gas producing properties (based on proved plus probable reserves) and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Bear Creek and Ketch have, based upon their review of the amounts of these expenses in similar circumstances, estimated that deviation of these expenses would not result in material changes to the amounts shown below.

**The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.**

| | Pro Forma Nine Months Ended September 30, 2004 [(2)] (unaudited) ($000's) |
|---|---|
| Cash flow from operations | 51,285 |
| Add (deduct): | |
| Capital expenditures | (73,709) |
| Funds drawn from revolving credit facility and working capital | 69,935 |
| Distributable Cash for Distribution [(1)] | 47,511 |
| Distributable Cash per Trust Unit for the period | $1.17 |

Notes:

(1) Distributable cash available for distribution and cash flow from operations is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) See Appendix I, *"Information Concerning Ketch Resources Trust – Pro Forma Distributable Cash"* for a more complete description of the assumptions and estimates associated with the pro forma information.

## Illustrative Distributable Cash

The following tables illustrate a range of possible amounts of Distributable Cash relating to Trust Units outstanding based on the foregoing cash flow illustration for the nine months ended September 30, 2004. The ranges of possible amounts of Distributable Cash are based on varying field prices for oil and natural gas. The sales volumes used for this analysis are 1,030 bbls/d of light/medium crude oil and 500 bbls/d of NGL and 38,034 mmcf/d of natural gas, or 7,869 boe/d. Royalty rates, other income, operating expenses, expenses associated with the Technical Services Agreement, general and administrative expenses, large corporation taxes, cash taxes and capital expenditures have been held constant to the levels shown in the pro forma financial statements for the nine months ended September 30, 2004. Also, the impact of financial derivative contracts and fixed wellhead price contracts has been excluded from this analysis. This analysis is also based on the assumption that AmalgamationCo will distribute its cash available for distribution, as it relates to the Trust Units outstanding, to the Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the NPI Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 40,608,176 Trust Units outstanding and the completion of the Trust Initial Private Placement.

**The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2004 is on a pro forma basis only.**

**Illustrative Distributable Cash for the Nine Months Ended September 30, 2004 ($000's)**

| NYMEX | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| WTI Oil Price $US/bbl | $4.50 | $5.00 | $5.50 | $6.00 | $6.50 | $7.00 | $7.50 |
| $25.00 | 23,298 | 27,492 | 31,687 | 35,882 | 40,076 | 44,271 | 48,466 |
| $30.00 | 24,634 | 28,829 | 33,023 | 37,218 | 41,413 | 45,607 | 49,802 |
| $35.00 | 25,970 | 30,165 | 34,360 | 38,554 | 42,749 | 46,944 | 51,138 |
| $40.00 | 27,307 | 31,501 | 35,696 | 39,891 | 44,085 | 48,280 | 52,475 |
| $45.00 | 28,643 | 32,838 | 37,038 | 41,227 | 45,422 | 49,616 | 53,811 |

**Illustrative Distributable Cash for the Nine Months Ended September 30, 2004 ($ per Trust Unit)**

| NYMEX | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| WTI Oil Price $US/bbl | $4.50 | $5.00 | $5.50 | $6.00 | $6.50 | $7.00 | $7.50 |
| $25.00 | 0.57 | 0.68 | 0.78 | 0.88 | 0.99 | 1.09 | 1.19 |
| $30.00 | 0.61 | 0.71 | 0.81 | 0.92 | 1.02 | 1.12 | 1.23 |
| $35.00 | 0.64 | 0.74 | 0.85 | 0.95 | 1.05 | 1.16 | 1.26 |
| $40.00 | 0.67 | 0.78 | 0.88 | 0.98 | 1.09 | 1.19 | 1.29 |
| $45.00 | 0.71 | 0.81 | 0.91 | 1.02 | 1.12 | 1.22 | 1.33 |

The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.

**The range of information set forth above is a representative range of possible Distributable Cash based on proforma 2004 volumes and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables. See Appendix I, *"Information Concerning Ketch Resources Trust – Illustrative Distributable Cash"*.**

**Selected Pro Forma Financial and Operational Information for Bear Ridge Resources Ltd.**

The following is a summary of selected pro forma financial and operational information for the oil and natural gas assets owned, directly and indirectly, by Bear Ridge following the completion of the Arrangement, for the periods indicated. There were no operations on the Bear Ridge Assets prior to 2004. See Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*.

| | Nine Months Ended September 30, 2004 |
|---|---|
| | (unaudited) ($000's) |
| Production revenue | 1,898 |
| Royalties | (259) |
| Transportation | (7) |
| Operating expenses | (433) |
| Net operating revenue | 1,199 |
| General and administrative charges | (135) |
| Depletion, depreciation and accretion | (935) |
| Future income taxes | (46) |
| Net income | 83 |

| | Gross | Net |
|---|---|---|
| **Proved Reserves** [(1)] | | |
| Crude oil (mboe) | 200 | 165 |
| Liquids (mbbls) | 94 | 62 |
| Natural gas (mmcf) | 2,769 | 1,979 |
| Oil equivalent (mboe) | 756 | 557 |
| **Proved Plus Probable Reserves** [(1)] | | |
| Crude oil (mboe) | 255 | 205 |
| Liquids (mbbls) | 112 | 75 |
| Natural gas (mmcf) | 3,554 | 2,531 |
| Oil equivalent (mboe) | 959 | 702 |
| **Undeveloped Land Holdings** (net acres) (as at September 30, 2004) | | 32,000 |

Note:

(1) Reserve information taken from the Bear Ridge Engineering Report is at October 1, 2004 based on forecast prices and costs.

**Selected Unaudited Pro Forma Financial and Operational Information for Kereco Energy Ltd.**

The following is a summary of selected unaudited pro forma financial and operational information for the oil and natural gas assets owned, directly and indirectly, by Kereco following the completion of the Arrangement, for the periods indicated. See Appendix H, *"Information Concerning Kereco Energy Ltd."*.

| | **Nine Months Ended September 30, 2004** | **Year Ended December 31, 2003** |
|---|---|---|
| | ($000's) | ($000's) |
| Production revenue | 9,439 | 6,634 |
| Royalties | (3,262) | (2,097) |
| Operating expenses | (2,009) | (1,148) |
| Transportation expenses | (169) | (145) |
| Net operating revenue | 3,999 | 3,244 |
| Interest income | 62 | 83 |
| General and administrative | (137) | (93) |
| Depletion, depreciation and accretion | (2,292) | (2,507) |
| Current income taxes | - | (35) |
| Future income taxes | (606) | (283) |
| Net income | 1,026 | 409 |

| | **Year Ended December 31,** | |
|---|---|---|
| | **2003** | **2002** |
| **Production** | | |
| Natural gas (mcf/d) | 2,204 | 1,803 |
| Light medium/crude oil and NGLs (bbls/d) | 16 | 17 |
| Oil equivalent (boe/d) | 383 | 318 |

| | **Gross** | **Net** |
|---|---|---|
| **Proved Reserves** [(1)] | | |
| Natural gas (mmcf) | 8,352 | 6,062 |
| Light medium/crude oil (mbbls) | 256 | 208 |
| Liquids (mbbls) | 139 | 107 |
| Oil equivalent (mboe) | 1,785 | 1,323 |
| **Proved Plus Probable Reserves** [(1)] | | |
| Natural gas (mmcf) | 12,334 | 8,978 |
| Light medium/crude oil (mbbls) | 404 | 327 |
| Liquids (mbbls) | 241 | 188 |
| Oil equivalent (mboe) | 2,700 | 2,011 |
| **Undeveloped Land Holdings** (net acres) (as at September 30, 2004) | 84,666 | 58,989 |

Note:

(1) Reserve information taken from the Kereco Engineering Report is at October 1, 2004 based on forecast prices and costs.

**Risk Factors**

**An investment in the Trust, Bear Ridge and Kereco should be considered highly speculative due to the nature of their activities and the present stage of their development. The following is a list of certain risk factors relating to the activities of the Trust, AmalgamationCo, Bear Ridge and Kereco and the ownership of Trust Units, Bear Ridge Common Shares and Kereco Common Shares which prospective investors should carefully consider before making an investment decision relating to Trust Units, Bear Ridge Common Shares and Kereco Common Shares:**

- the nature of an investment in the Trust Units;
- the lack of assurance that income tax laws will not be changed in a manner that affects Unitholders adversely;
- the lack of assurances that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes or to challenge the tax attributes of Kereco or Bear Ridge;
- the lack of assurance that government incentive programs relating to the oil and gas industry will not be changed in a manner that affects Unitholders and holders of Bear Ridge Common Shares and Kereco Common Shares adversely;
- the possibility that the Trust could fail to qualify as a mutual fund trust;
- actual production and ultimate reserves could be greater or lesser than the production forecasts and recoverable reserve estimates contained in the Trust Engineering Report, the Bear Ridge Engineering Report or the Kereco Engineering Report;
- future reserves and production depend on success in exploiting the current reserves bases and acquiring or discovering additional reserves;
- the exercise of a preferential right of purchase by third parties;
- availability of debt or equity financing to fund future acquisitions, exploration and development plans for either the Trust, Bear Ridge or Kereco;
- volatility of oil and natural gas prices;
- operational hazards and other uncertainties;
- exploration, development and production risks;
- environmental risks;
- assumption of liabilities of Bear Creek and Ketch;
- industry competition; and
- ability to attract key personnel.

**The risk factors above is a list of risk factors contained elsewhere in this Information Circular, and in Appendix G, "*Information Concerning Bear Ridge Resources Ltd. – Risk Factors*", Appendix H, "*Information Concerning Kereco Energy Ltd. – Risk Factors*" and Appendix I, "*Information Concerning Ketch Resources Trust – Risk Factors*". See also the risk factors in the annual information forms of Bear Creek and Ketch for the year ended December 31, 2003 which sections are hereby incorporated, *mutatis mutandis*. Securityholders should carefully consider all such risk factors.**

## THE ARRANGEMENT

### Background to and Reasons for the Arrangement

Management of Ketch and Bear Creek continually review all options available to them to ensure that their capital structures are efficient and that Shareholder value is being maximized. The strategy contemplated under the Arrangement was initially considered and selected for greater scrutiny, modeling and evaluation as a result of this pursuit of ongoing maximization of value for Shareholders.

Management of Ketch and Bear Creek initially discussed the possibility of a business combination in June of 2004 and began the process to reorganize their combined companies into an income trust and two junior exploration companies in early September 2004. On September 8, 2004, the Bear Creek Board established a special committee (the "Special Committee"), composed of John A. Howard (Chairman) and Martin Lambert, to evaluate several alternatives to enhance shareholder value, including several business combinations. The Special Committee engaged Tristone Capital Inc. and GLJ to advise on such alternatives. The Special Committee made information available to a small number of parties regarding Bear Creek and then determined that a merger with Ketch maximized value for stakeholders and proceeded to negotiate the terms of a potential business combination.

The financial advisors of both Bear Creek and Ketch advised on the development of strategies and procedures necessary for the successful integration of the companies. The companies also engaged GLJ in September 2004 to prepare reports on the crude oil, natural gas and NGL's reserves and discounted cash flow of each of Ketch and Bear Creek, reflected in the Trust Engineering Report, the Kereco Engineering Report and the Bear Ridge Engineering Report, as a basis for negotiating the exchange ratio.

On October 22, 2004, the Bear Creek Board appointed Martin Hislop to the Special Committee, to assist in the process of reviewing of the terms of the Arrangement, specifically the terms of the private placements and management incentive plans. On October 25, 2004, the Special Committee recommended that the Bear Creek Board approve the Arrangement. On October 25, 2004, the Board of Directors of each of Bear Creek and Ketch approved the Arrangement subject to finalization of the Arrangement Agreement and the parties entered into the Arrangement Agreement on October 26, 2004.

On December 15, 2004, the Board of Directors of each of Bear Creek and Ketch approved an amendment and restatement of the Arrangement Agreement to accommodate the Bear Ridge Come-Along Agreement and the Ketch Come-Along Agreement transactions including a revised Plan of Arrangement. Martin Lambert did not participate in the deliberations or approval of the Bear Ridge Come-Along Agreement because of his position as an officer with the third party investor who will have a debenture exchangeable into the Bear Ridge Preferred Shares. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd. – Directors and Officers – Conflicts of Interest*". Each of J. Paul Charron, Grant A. Zawalsky and Shannon M. Gangl declared their interests and did not participate in the deliberations or approval of the Kereco Come-Along Agreement because they will participate in the Kereco Private Placement and will receive a debenture convertible into Kereco Common Shares. See "*Interests of Certain Persons or Companies in the Matters to be Acted Upon*".

Ketch and Bear Creek believe that this structure better aligns risks and returns from each asset class in a way that is both sustainable and tax effective. The structure affords all shareholders greater liquidity and flexibility to participate in an income trust, and two junior oil and natural gas growth companies and the combined future potential of each of these entities.

Ketch and Bear Creek entered into the Arrangement Agreement for the following reasons:

- The reorganization is designed to enhance Shareholder value by combining certain of the low risk, long life assets of Ketch and Bear Creek to create a platform for stable cash flow, and at the same time to create two new exploration-oriented entities. Shareholders of both Ketch and Bear Creek will have the opportunity to participate in the future growth of all three entities created as a result of this transaction.

- The separation of mature and growth assets aligns the risks and returns from each asset class and provides Shareholders with the flexibility to alter their participation in each and better enables each entity to maintain the historical levels of capital spending efficiencies experienced by Ketch and Bear Creek.

- The Trust provides a vehicle to deliver cash flow from its diverse portfolio of mature assets to Unitholders in a tax effective manner.

- With an expected production base of approximately 12,500 boe/d, the Trust is expected to have the critical mass and access to low cost capital required to compete effectively for acquisitions and development opportunities.

- Shareholders retain access to the substantial portfolio of opportunities that each management team has accumulated.

- The entities will be managed by experienced teams of professionals that have demonstrated their ability to deliver on exploration, exploitation, acquisition and financial management objectives. Moreover, through private placements, grant of options and issuance of performance shares, the senior management teams of the Trust, Bear Ridge and Kereco will increase their participation in the business and future prospects of the entities they will be responsible for managing.

The Board of Directors of each of Bear Creek and Ketch, in recommending the Arrangement, believe that the Arrangement has the following additional advantages:

- It is expected that many Securityholders and future Unitholders are "tax-exempt" financial institutions such as pension plans or individuals holding Trust Units in registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will therefore retain the full amount of distributions on a tax-exempt or tax-deferred basis.

- Cash distributions to Unitholders are anticipated to provide an attractive return while allowing the Trust to continue to invest in its existing assets and finance capital expenditures.

- It is anticipated that the reorganized structure of Bear Creek and Ketch as an income trust and two junior exploration and development companies will attract new investors and provide, in the aggregate, a more active and liquid market for the Trust Units, Bear Ridge Common Shares and Kereco Common Shares than currently exists for Ketch Common Shares and Bear Creek Common Shares.

## EFFECT OF THE ARRANGEMENT

### General

The Arrangement will result in Securityholders (excluding Dissenting Securityholders) ultimately receiving Trust Units, Bear Ridge Common Shares and/or cash and Kereco Common Shares and/or cash.

Pursuant to the Arrangement, Shareholders of Bear Creek will receive: (i) 0.5 of a Trust Unit, (ii) 0.2 of a Kereco Common Share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge Common Share or $0.245 in cash for each Bear Creek Common Share owned and Shareholders of Ketch will receive: (i) 1.0 Trust Unit, (ii) 0.4 of a Kereco Common Share or $1.06 in cash, and (iii) 0.4 of a Bear Ridge Common Share or $0.48 in cash for each Ketch Common Share owned.

Bear Creek Optionholders and Ketch Optionholders may choose to participate in the Arrangement by exercising their Bear Creek Options or Ketch Options, as the case may be, and receiving the same consideration as Bear Creek Shareholders and Ketch Shareholders. Ketch Optionholders may also exercise their right under Ketch's option plan to have their Ketch Options cancelled in consideration of a cash payment per Ketch Option. Each remaining Ketch Option will, pursuant to the Arrangement, become an option to acquire one Trust Unit with an exercise price equal to the difference between: (i) the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) the closing price of the Ketch Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such Ketch Option. Each remaining Bear Creek Option will, pursuant to the Arrangement, become an option to acquire one-half of a Trust Unit with an exercise price equal to the difference between: (i) one-half of the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) the closing price of the Bear Creek Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such Bear Creek Option.

Bear Creek Warrantholders and Ketch Warrantholders may choose to participate in the Arrangement by exercising their Bear

Creek Warrants or Ketch Warrants, as the case may be, and receiving the same consideration as Bear Creek Shareholders and Ketch Shareholders. Each Bear Creek Warrant and Ketch Warrant not exercised prior to the Effective Time will, pursuant to the Arrangement, be exchanged for the fraction of a Bear Creek Common Share or Ketch Common Share, as the case may be, obtained by dividing (i) the amount by which the Weighted Average Trading Price of the Bear Creek Common Shares or the Ketch Common Shares exceeds the exercise price of the Bear Creek Warrant or the Ketch Warrant by (ii) the Weighted Average Trading Price of the Bear Creek Common Shares or the Ketch Common Shares, as applicable. The Bear Creek Common Shares or Ketch Common Shares received by Warrantholders based on such calculation will then be treated in the same manner as Bear Creek Common Shares and Ketch Common Shares outstanding as at the Effective Time.

On December 17, 2004 there were 19,765,339 Bear Creek Common Shares outstanding. In addition, 1,750,600 Bear Creek Common Shares are issuable pursuant to currently outstanding Bear Creek Options and 291,667 Bear Creek Common Shares are issuable pursuant to currently outstanding Bear Creek Warrants. On December 17, 2004 there were 27,625,892 Ketch Common Shares outstanding. In addition, 2,278,450 Ketch Common Shares are issuable pursuant to currently outstanding Ketch Options and 1,128,420 Ketch Common Shares are issuable pursuant to currently outstanding Ketch Warrants.

After giving effect to the Arrangement, the current Shareholders of Bear Creek and Ketch effectively will have exchanged their Bear Creek Common Shares and Ketch Common Shares, as applicable, for: (i) Kereco Common Shares or cash; (ii) Bear Ridge Common Shares or cash; and (iii) Trust Units. In addition, Bear Creek and Ketch will have amalgamated with AcquisitionCo #1 and AcquisitionCo #2 to form AmalgamationCo and all of the common shares and Notes of AmalgamationCo will be owned by the Trust. As a result of a Shareholder's Bear Creek Common Shares or Ketch Common Shares, as applicable, being exchanged for Bear Ridge Common Shares, Kereco Common Shares and Trust Units pursuant to the Arrangement, the nature of a Shareholder's investment will change. See Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*, Appendix H, *"Information Concerning Kereco Energy Ltd."* and Appendix I, *"Information Concerning Ketch Resources Trust"*.

For details regarding the Bear Ridge Common Shares, see Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*. For details regarding the Kereco Common Shares, see Appendix H, *"Information Concerning Kereco Energy Ltd."*. For details regarding the Trust Units, see Appendix I, *"Information Concerning Ketch Resources Trust"*.

For further information regarding Bear Ridge, Kereco, the Trust and AmalgamationCo, please refer to Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*, Appendix H, *"Information Concerning Kereco Energy Ltd."* and Appendix I, *"Information Concerning Ketch Resources Trust"*.

**Details of the Arrangement**

The Arrangement will result in the creation of Ketch Resources Trust, a new oil and natural gas energy trust, the reorganization of Kereco Energy Ltd., into a junior oil and natural gas exploration and development company which will own certain of Ketch's oil and natural gas assets and undeveloped lands and the reorganization of Bear Ridge Resources Ltd., a junior oil and natural gas exploration and development company which will own certain of Bear Creek's oil and natural gas assets and undeveloped lands. The assets of the Trust will be predominately mature, lower-risk assets and the assets of Bear Ridge and Kereco will be predominately higher growth assets with significant exploration and development upside. Bear Creek and Ketch believe that this structure better aligns risks and returns from each asset class in a way that allows Securityholders an opportunity to chose to participate in an income trust and two junior oil and natural gas growth companies or the combined future potential of all three entities.

***Pre-Arrangement Steps***

(a) Bear Ridge Finco will complete the Bear Ridge Initial Private Placement;

(b) Kereco Finco will complete the Kereco Initial Private Placement;

(c) The Trust will complete the Trust Initial Private Placement; and

(d) Bear Creek and Bear Ridge will enter into the Technical Services Agreement.

*Arrangement Steps*

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo #1 and cancelled, in the case of Ketch Common Shares, Ketch Options and Ketch Warrants, and to AcquisitionCo #2 and cancelled, in the case of Bear Creek Common Shares, Bear Creek Options and Bear Creek Warrants, and be cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Ketch or Bear Creek, as the case may be, other than the right to be paid the fair value of their Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants by AcquisitionCo #1 and AcquisitionCo #2;

(b) each Ketch Warrant will be transferred to Ketch in consideration of a fraction of a Ketch Common Share equal to the Ketch Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Ketch Common Shares;

(c) each Bear Creek Warrant will be transferred to Bear Creek in consideration of a fraction of a Bear Creek Common Share equal to the Bear Creek Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Bear Creek Common Shares;

(d) Ketch shall distribute and issue to Ketch Shareholders one (1.0) Kereco Warrant Note #1 and one (1.0) Bear Ridge Warrant Note #1 as a return of capital and reduction of stated capital for each Ketch Common Share held;

(e) Bear Creek shall distribute and issue to Bear Creek Shareholders one (1.0) Kereco Warrant Note #2 and one (1.0) Bear Ridge Warrant Note #2 as a return of capital and reduction of stated capital for each Bear Creek Common Share held;

(f) each Ketch Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Kereco Warrant Note #1 to Kereco in consideration of Kereco issuing one (1.0) Kereco Warrant #1 to such Ketch Shareholder;

(g) each Ketch Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Bear Ridge Warrant Note #1 to Bear Ridge in consideration of Bear Ridge issuing one (1.0) Bear Ridge Warrant #1 to such Ketch Shareholder;

(h) each Bear Creek Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Kereco Warrant Note #2 to Kereco in consideration of Kereco issuing one (1.0) Kereco Warrant #2 to such Bear Creek Shareholder;

(i) each Bear Creek Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Bear Ridge Warrant Note #2 to Bear Ridge in consideration of Bear Ridge issuing one (1.0) Bear Ridge Warrant #2 to such Bear Creek Shareholder;

(j) the Kereco Conveyance shall become effective and Kereco shall deliver the Kereco Note to Ketch in partial satisfaction of the purchase price;

(k) the Bear Ridge Conveyance shall become effective and Bear Ridge shall deliver the Bear Ridge Note to Bear Creek in partial satisfaction of the purchase price;

(l) each Ketch Common Share will be transferred to AcquisitionCo #1 in exchange for one (1.0) Trust Unit, one (1.0) AcquisitionCo #1 Note B and one (1.0) AcquisitionCo #1 Note C;

(m) AcquisitionCo #1 will issue one (1.0) AcquisitionCo #1 Note to the Trust for each Trust Unit issued pursuant to Section 3.1(m) of the Plan;

(n) each Bear Creek Common Share will be transferred to AcquisitionCo #2 in exchange for 0.5 Trust Units, one (1.0) AcquisitionCo #2 Note Y and one (1.0) AcquisitionCo #2 Note Z;

(o) AcquisitionCo #2 will issue one (1.0) AcquisitionCo #2 Note to the Trust for each Trust Unit issued pursuant to Section 3.1(o) of the Plan;

(p) each Ketch Option (whether vested or unvested) with a Ketch Option Value greater than nil shall cease to represent the right to acquire a Ketch Common Share and shall thereafter only entitle the holder to acquire a Trust #1 Option;

(q) each Bear Creek Option (whether vested or unvested) with a Bear Creek Option Value greater than nil shall cease to represent the right to acquire a Bear Creek Common Share and shall thereafter only entitle the holder to acquire a Trust #2 Option;

(r) Ketch, Bear Creek, AcquisitionCo #1 and AcquisitionCo #2 shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the Ketch Common Shares and the Bear Creek Common Shares shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo #1 except that the authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule G to the Plan, issuable in series, and the name of AmalgamationCo shall be "Ketch Resources Ltd.";

(iii) all of the shares of Ketch which are owned by AcquisitionCo #1 shall be cancelled without any repayment of capital;

(iv) all of the shares of Bear Creek which are owned by AcquisitionCo #2 shall be cancelled without any repayment of capital;

(v) the shares of AcquisitionCo #1 and AcquisitionCo #2 shall be cancelled and one hundred (100) common shares of AmalgamationCo shall be issued to the Trust;

(vi) for greater certainty, the AcquisitionCo #1 Notes, AcquisitionCo #1 Notes C and AcquisitionCo #1 Notes C of AcquisitionCo #1 and the AcquisitionCo #2 Notes, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z of AcquisitionCo #2 shall survive and continue to be AcquisitionCo #1 Notes and AcquisitionCo #2 Notes of AmalgamationCo without amendment;

(vii) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(viii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(ix) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(x) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(xi) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xii) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xiii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo #2;

(xiv) the first directors of AmalgamationCo shall be the directors of AcquisitionCo #2;

(xv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo #2; and

(xvi) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo #2;

(s) the Ketch Partnership shall be dissolved, in accordance with the following:

(i) an undivided interest in all of the property of the Ketch Partnership shall be distributed to Ketch and the Ketch Subsidiary in accordance with their sharing ratio; and

(ii) Ketch and the Ketch Subsidiary shall be liable for all of the obligations of the Ketch Partnership in accordance with their sharing ratio;

(t) the Ketch Subsidiary shall be dissolved, in accordance with the following:

(i) the stated capital of the common shares of the Ketch Subsidiary shall be reduced to $1.00 in aggregate immediately prior to the winding-up and dissolution;

(ii) all of the property of the Ketch Subsidiary shall be distributed to Ketch; and

(iii) Ketch shall be liable for all of the obligations of the Ketch Subsidiary;

(u) AmalgamationCo will grant the NPI to the Trust in consideration of the return of AcquisitionCo #1 Notes and/or AcquisitionCo #2 Notes in an amount equal to the fair market value of the NPI as determined by AmalgamationCo;

(v) each holder of a Kereco Warrant #1 may elect or be deemed to have elected to exercise the Kereco Warrant #1 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #1 Note B or the cash amount of the purchase price to Kereco for each Kereco Warrant #1 so exercised and Kereco will issue 0.4 Kereco Common Shares to such holder for each Kereco Warrant #1 exercised;

(w) each holder of a Kereco Warrant #2 may elect or be deemed to have elected to exercise the Kereco Warrant #2 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #2 Note Y or the cash amount of the purchase price to Kereco for each Kereco Warrant #2 so exercised and Kereco will issue 0.2 Kereco Common Shares to such holder for each Kereco Warrant #2 exercised;

(x) each holder of a Bear Ridge Warrant #1 may elect or be deemed to have elected to exercise the Bear Ridge Warrant #1 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #1 Note C or the cash amount of the purchase price to Bear Ridge for each Bear Ridge Warrant #1 so exercised and Bear Ridge will issue 0.4 Bear Ridge Common Shares to such holder for each Bear Ridge Warrant #1 exercised;

(y) each holder of a Bear Ridge Warrant #2 may elect or be deemed to have elected to exercise the Bear Ridge Warrant #2 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #2 Note Z or the cash amount of the purchase price to Bear Ridge for each Bear Ridge Warrant #2 so exercised and Bear Ridge will issue 0.2 Bear Ridge Common Shares to such holder for each Bear Ridge Warrant #2 exercised;

(z) that portion of the Kereco Note equal to the principal amount of all of the AcquisitionCo #1 Notes B and AcquisitionCo #2 Notes Y held by Kereco shall be transferred by AmalgamationCo to Kereco in exchange for all such AcquisitionCo #1 Notes B and AcquisitionCo #2 Notes Y held by Kereco;

(aa) that portion of the Bear Ridge Note equal to the principal amount of all of the AcquisitionCo #1 Notes C and AcquisitionCo #2 Notes Z held by Bear Ridge shall be transferred by AmalgamationCo to Bear Ridge in exchange for all such AcquisitionCo #1 Notes C and AcquisitionCo #2 Notes Z held by Bear Ridge;

(bb) the stated capital account of the Kereco Common Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Kereco as at the Effective Date without the payment of any consideration;

(cc) the stated capital account of the Bear Ridge Common Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Bear Ridge as at the Effective Date without the payment of any consideration;

(dd) each Kereco Finco Common Share will be transferred to Kereco in exchange for one (1) Kereco Non-Voting Common Share;

(ee) each Bear Ridge Finco Common Share will be transferred to Bear Ridge in exchange for one (1) Bear Ridge Preferred Share;

(ff) each outstanding Kereco Class A Common Share shall be exchanged for one (1 ) Kereco Common Share;

(gg) each outstanding Bear Ridge Class A Common Share shall be exchanged for one (1 ) Bear Ridge Common Share;

(hh) each Ketch Option or Bear Creek Option with a Ketch Option Value or Bear Creek Option Value, respectively, of less than nil shall be cancelled without the payment of any consideration;

(ii) AmalgamationCo shall settle the remaining AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z, conditional upon the settling of the Kereco Note and the Bear Ridge Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date;

(jj) Kereco shall settle the remaining unpaid principal amount of the Kereco Note by delivering to AmalgamationCo a payment in cash within 60 days of the Effective Date; and

(kk) Bear Ridge shall settle the remaining unpaid principal amount of the Bear Ridge Note by delivering to AmalgamationCo a payment in cash within 60 days of the Effective Date.

***Post Arrangement Steps***

Immediately after the Arrangement becoming effective, AmalgamationCo and Kereco will enter into the Kereco Contract Operating Agreement.

***Post Arrangement Structure***

Following the Effective Date of the Arrangement:

***Optionholders and Warrantholders***

- Optionholders and Warrantholders who exercised their Options and Warrants prior to the Effective Date will become Shareholders and be treated on the same basis as Shareholders;
- Optionholders who do not exercise their Options prior to the Effective Time will hold Trust #1 Options or Trust #2 Options, as the case may be, which are exercisable for 6 Business Days following the completion of the Arrangement; and
- Warrantholders who do not exercise their Warrants prior to the Effective Time will receive a fraction of a Bear Creek Common Share or Ketch Common Share, as the case may be, and will be treated on the same basis as Shareholders.

***Shareholders***

*Ketch Resources Trust*

- Shareholders will receive Trust Units and, together with the placees under the Trust Initial Private Placement, will own all of the Trust Units of the Trust and the placees under the Trust Initial Private Placement will own all of the Trust Warrants;

- Bear Creek and Ketch will have amalgamated with AcquisitionCo #1 and AcquisitionCo #2 to form AmalgamationCo; and

- the Trust will own all of the issued and outstanding common shares and Notes of AmalgamationCo as well as the NPI granted by AmalgamationCo.

*Bear Ridge Resources Ltd.*

- Shareholders who exercise or are deemed to exercise their Bear Ridge Warrants #1 or Bear Ridge Warrants #2 will receive, and will own all of the issued and outstanding, Bear Ridge Common Shares and, if the Bear Ridge Come-Along Agreement is consummated, will own approximately 96% of the issued and outstanding Bear Ridge Common Shares and former Ceyba shareholders will own approximately 4% of the issued and outstanding Bear Ridge Common Shares;

- Shareholders who do not exercise or are deemed not to exercise their Bear Ridge Warrants #1 or Bear Ridge Warrants #2 will receive cash;

- placees under the Bear Creek Initial Private Placement will own all of the Bear Ridge Preferred Shares and, if the Bear Ridge Come-Along Agreement is consummated, placees will own 54% of the Bear Ridge Preferred Shares and a former debentureholder of Ceyba Corp. will own 46% of the Bear Ridge Preferred Shares and the placees under the Bear Creek Initial Private Placement will own all of the Bear Ridge Finco Warrants; and

- Bear Ridge will purchase the Bear Ridge Assets with notes received on the exercise of the Bear Ridge Warrants #1 and Bear Ridge Warrants #2.

*Kereco Energy Ltd.*

- Shareholders who exercise or are deemed to exercise their Kereco Warrants #1 or Kereco Warrants #2 will receive, and will own all of the issued and outstanding, Kereco Common Shares and, if the Kereco Come-Along Agreement is consummated, own approximately 92% of the issued and outstanding Kereco Common Shares and former Kereco shareholders will own approximately 8% of the issued and outstanding Kereco Common Shares;

- Shareholders who do not exercise or are deemed not to exercise their Kereco Warrants #1 or Kereco Warrants #2 will receive cash;

- placees under the Kereco Initial Private Placement will own all of the Kereco Non-Voting Common Shares and all of the Kereco Finco Warrants; and

- Kereco will purchase the Kereco Assets with notes received on the exercise of the Kereco Warrants #1 and Kereco Warrants #2.

The following diagram illustrates the organizational structure of the Trust, Kereco and Bear Ridge following the completion of the Arrangement prior to giving effect to the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement.


Bear Creek Securityholders, Ketch Securityholders and Trust Placees
Kereco private placees
Bear Creek Securityholders and Ketch Securityholders
Bear Ridge private placees
Bear Creek Securityholders and Ketch Securityholders
100% Trust Units
100% Non-Voting Shares
100% Common Shares (1)
100% Preferred Shares (3)
100% Common Shares (2)
Trust
Notes + NPI + 100% Common Shares
Kereco Energy Ltd.
Bear Ridge Resources Ltd.
Amalco
Trust Assets
Kereco Assets
Bear Ridge Assets

Notes:

(1) If the transactions contemplated by the Kereco Come-Along Agreement are consummated, the former Bear Creek Securityholders and Ketch Securityholders will hold approximately 92% of the Kereco Common Shares and former shareholders of Kereco will hold approximately 8% of the Kereco Common Shares.

(2) If the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated, the former Bear Creek Securityholders and Ketch Securityholders will hold approximately 96% of the outstanding Bear Ridge Common Shares and Ceyba U.S. will hold approximately 4% of the outstanding Bear Ridge Common Shares.

(3) If the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated, placees under the Bear Ridge Initial Private Placement will hold approximately 54% of the Bear Ridge Preferred Shares and a former Ceyba debentureholder will hold approximately 46% of the outstanding Bear Ridge Preferred Shares.

Upon the completion of the Arrangement and assuming: (i) that no Dissent Rights are exercised; (ii) that the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement and the Trust Initial Private Placement are completed for the maximum amounts; (iii) that 1,814,500 Ketch Options are repurchased prior to the Effective Time in accordance with the Ketch Stock Option Plan; (iv) that 463,950 Ketch Options and 1,750,600 Bear Creek Options are exercised prior to the Effective Time and the balance are exchanged for Trust #1 Options and Trust #2 Options; (v) that 1,128,420 Ketch Warrants and 291,667 Bear Creek Warrants are exercised prior to the Effective Time; (vi) that the transactions contemplated by the Bear Ridge Come-Along Agreement and the Kereco Come-Along Agreement are completed; and (v) that no Securityholders elect to receive cash instead of Bear Ridge Common Shares or Kereco Common Shares, an aggregate of approximately 16,772,230 Bear Ridge Common Shares, 6,297,873 Bear Ridge Preferred Shares, 2,857,143 Bear Ridge Finco Warrants, 17,587,472 Kereco Common Shares, 2,307,693 Kereco Non-Voting Common Shares, 1,920,000 Kereco Finco Warrants, 40,608,176 Trust Units and 486,111 Trust Warrants, will be issued and outstanding.

***Post Arrangement Steps***

Immediately after the Arrangement becoming effective, AmalgamationCo and Kereco will enter into the Kereco Contract Operating Agreement.

See *"The Arrangement – Effect of the Arrangement"*, Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*, Appendix H, *"Information Concerning Kereco Energy Ltd."* and Appendix I, *"Information Concerning Ketch Resources Trust"*.

**The Bear Ridge Come-Along Agreement**

On December 16, 2004, Bear Creek, Ketch and Ceyba US entered into the Bear Ridge Come-Along Agreement. Pursuant to the terms of the Bear Ridge Come-Along Agreement, if certain conditions are satisfied, CanSubCo and Ceyba will participate in the Arrangement, as amended, with CanSubCo becoming Bear Ridge and Ceyba becoming Bear Ridge Exploration. Ceyba's participation in the Arrangement will result in Bear Ridge having approximately $200,000 in additional cash, at least $71 million in additional federal tax pools, loss carry forwards and investment tax credits (tax pools and loss carry forwards for provincial tax purposes should be at least $41 million) and Securityholders holding approximately 96% of the Bear Ridge Common Shares, Ceyba U.S. holding approximately 4% of the Bear Ridge Common Shares and a third party investor holding approximately 46% of the Bear Ridge Preferred Shares.

Pursuant to the Arrangement, Securityholders will have the opportunity to participate in the reorganization of Ceyba into a junior oil and natural gas corporation by exercising their Bear Ridge Warrants #1 or Bear Ridge Warrants #2, as the case may be, and receiving Bear Ridge Common Shares.

The participation of CanSubCo and Ceyba in the Plan of Arrangement is subject to a number of conditions, including an investment from an arm's length third party to satisfy certain debts of Ceyba, the release of Ceyba from bankruptcy protection and the approval of shareholders of Ceyba US to certain reorganization matters regarding Ceyba. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd.*" – *Bear Ridge Come-Along Agreement.* These conditions are not exclusively within the control of the Ceyba, Ceyba US, Bear Creek and Ketch and there can be no assurance that such conditions will be satisfied or waived. Completion of the transactions contemplated by the Bear Ridge Come-Along Agreement is not a condition to the completion of the Arrangement and in the event the transactions contemplated by the Bear Ridge Come-Along Agreement do not occur, Bear Creek and Ketch intend to proceed with 1142362 Alberta Ltd. participating in the Plan of Arrangement as Bear Ridge. See Appendix G, "*Information Concerning Bear Ridge Resources Ltd.*" – for more information on Bear Ridge.

**The Kereco Come-Along Agreement**

On December 15, 2004 Ketch and Bear Creek entered into the Kereco Come-Along Agreement with Kereco, Kereco Finco and the shareholders of Kereco. Pursuant to the terms of the Kereco Come-Along Agreement, if certain conditions are satisfied, Kereco and Kereco Finco will participate in the Arrangement, as amended.

Pursuant to the Arrangement, Securityholders will have the opportunity to participate in the reorganization of Kereco into a junior oil and natural gas corporation by exercising their Kereco Warrants #1 or Kereco Warrants #2, as the case may be, and receiving Kereco Common Shares. Immediately prior to the Effective Time, Kereco will have $1 million in cash, no liabilities and tax pools and loss carry forwards of approximately $50 million. See Appendix H, "*Information Concerning Kereco Energy Ltd.*". The Kereco Come-Along Agreement also contemplates that Kereco Finco will complete the Kereco Private Placement prior to the Effective Time.

**The participation of Kereco in the Arrangement is subject to a number of conditions including the conditions precedent set forth in the Arrangement Agreement being satisfied or waived by Ketch and Bear Creek, Kereco reorganizing its capital and amending its articles as reflected in Appendix H, "*Information Concerning Kereco Energy Ltd.*" and other customary closing conditions. Completion of the transactions contemplated by the Kereco Come-Along Agreement is not a condition to completion of the Arrangement. In the event the transactions contemplated by the Kereco Come-Along Agreement do not occur, Ketch and Bear Creek intend to proceed with the Arrangement with a substituted party to replace Kereco. It is expected that this substituted party for Kereco would have no material assets or liabilities and would only have a nominal number of Kereco Common Shares issued immediately prior to the Effective Time. The effect of Kereco not participating in the Arrangement is that the substituted party would have 1,538,646 less Kereco Common Shares outstanding, $1 million less cash and no tax pools or losses prior to the Effective Time.**

**Arrangement Agreement**

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Bear Creek and Ketch and various conditions precedent, both mutual and with respect to each corporation.

**The following is a summary of certain provisions of the Arrangement Agreement. The Arrangement Agreement is attached as Appendix D to this Information Circular and reference is made thereto for the full text thereof.**

***Non-Solicitation***

Pursuant to the Arrangement Agreement, each of Bear Creek and Ketch agreed to not directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(a) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(d) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision of the Arrangement Agreement, each Party and its officers, directors and advisers may:

(a) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by such Party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the confidentiality agreement between the Parties (provided that such confidentiality agreement shall provide for disclosure thereof, along with all information provided thereunder, to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

    (i) the third party has first made a written *bona fide* Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Securityholders of the receiving Party than the transaction contemplated by the Arrangement Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal"); and

    (ii) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the

provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other Party, copies of all information provided to such Party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(b) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its Securityholders; and

(c) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party has provided advance notice of the Superior Proposal to the other Party in accordance with the Arrangement Agreement and terminates the Arrangement Agreement and concurrently therewith pays the applicable termination fee to the other Party.

***Termination Fees***

If at any time after the execution of the Arrangement Agreement:

(a) the Board of Directors of Ketch has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Bear Creek or shall have resolved to do so prior to the Effective Date;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Ketch Shareholders or to Ketch and the Ketch Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Ketch accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Ketch breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Ketch or materially impede the completion of the Arrangement;

(each of the above being a "Bear Creek Damages Event"), then in the event of the termination of the Arrangement Agreement, Ketch shall pay to Bear Creek $7,000,000 as liquidated damages in immediately available funds to an account designated by Bear Creek within one business day after the first to occur of the events described above (other than paragraph (d) above, which shall be $5,000,000), and after such event but prior to payment of such amount, Ketch shall be deemed to hold such funds in trust for Bear Creek. Notwithstanding the foregoing, in the event there are two Bear Creek Damage Events, one of which is described in paragraph (d) above Ketch shall pay Bear Creek, in substitution to the payment described above, $7,000,000 as liquidated damages in the manner described above.

If at any time after the execution of the Arrangement Agreement:

(a) the Board of Directors of Bear Creek has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Ketch or shall have resolved to do so prior to the effective date of the Arrangement Agreement;

(b) a *bona fide* Acquisition Proposal is publicly announced, proposed, offered or made to the Bear Creek Shareholders or to Bear Creek and the Bear Creek Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) Bear Creek accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) Bear Creek breaches any of its representations, warranties or covenants made in the Arrangement Agreement which breach individually or in the aggregate would have a material adverse effect on Bear Creek or materially impede the completion of the Arrangement;

(each of the above being a "Ketch Damages Event"), then in the event of the termination of the Arrangement Agreement, Bear Creek shall pay to Ketch $5,000,000 as liquidated damages in immediately available funds to an account designated by Ketch within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Bear Creek shall be deemed to hold such funds in trust for Ketch.

***Termination***

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Bear Creek and Ketch;

(b) as a result of the failure to satisfy any of the conditions set forth in the Arrangement Agreement;

(c) by Bear Creek upon the occurrence of a Bear Creek Damages Event provided in the event that the Board of Ketch has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Bear Creek or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Bear Creek unless Ketch Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by Ketch upon the occurrence of a Ketch Damages Event provided in the event that the Board of Directors of Bear Creek has withdrawn or changed any of its recommendations or determinations regarding the Arrangement in a manner adverse to Ketch or shall have resolved to do so prior to the Effective Date, the Arrangement Agreement may not be terminated by Ketch unless the Bear Creek Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by Bear Creek upon the occurrence of a Ketch Damages Event and the payment by Bear Creek to Ketch of the termination fee; and

(f) by Ketch upon the occurrence of a Bear Creek Damages Event and the payment by Ketch to Bear Creek of the termination fee.

In the event of any such termination, the Arrangement Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party thereunder except with respect to payment of the termination fee which shall survive such termination.

***Conditions Precedent to the Arrangement***

The respective obligations of Bear Creek and Ketch to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date or such other time specified, any of which may be waived by the mutual consent of the Parties without prejudice on their right to rely on any other of such conditions. These conditions include:

(a) on or prior to December 31, 2004, the Interim Order shall have been granted in form and substance satisfactory to each of Bear Creek and Ketch, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Bear Creek and Ketch, acting reasonably, on appeal or otherwise;

(b) the Reorganization Resolution shall have been passed by the holders of Ketch Securities, on or prior to January 31, 2005 in accordance with the Interim Order in form and substance satisfactory to each of Bear Creek and Ketch, acting reasonably;

(c) the Reorganization Resolution shall have been passed by the holders of Bear Creek Securities, on or prior to January 31, 2005 in accordance with the Interim Order in form and substance satisfactory to each of Bear Creek and Ketch, acting reasonably;

(d) in the event that dissent rights are given to Ketch Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Ketch Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to Bear Creek Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding Bear Creek Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to January 31, 2005, the Final Order shall have been granted in form and substance satisfactory to Bear Creek and Ketch, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Bear Creek and Ketch, acting reasonably;

(h) the Arrangement shall have become effective on or prior to January 31, 2005;

(i) Bear Creek and Bear Ridge shall have entered into the Bear Ridge Conveyance pursuant to which the net debt assumed by Bear Ridge thereunder on the Effective Date shall not exceed $2,000,000 plus any outstanding debt which was incurred for assets, land or seismic as provided in the Arrangement Agreement;

(j) Ketch and Kereco shall have entered into the Kereco Conveyance pursuant to which the net debt assumed by Kereco thereunder on the Effective Date shall not exceed $3,000,000 plus any outstanding debt which was incurred for assets, land or seismic as provided in the Arrangement Agreement;

(k) Bear Creek and Ketch shall enter into written agreements effective as of the Effective Date satisfactory to each of Bear Creek and Ketch, acting reasonably, pursuant to which Bear Creek and Ketch, as the case may be, shall agree that, for a period of six years after the Effective Date, AmalgamationCo shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of Bear Creek and Ketch (provided that AmalgamationCo may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or "run-off" basis for all present and former directors and officers of Bear Creek and Ketch with respect to claims arising from facts or events which occurred before the Effective Date;

(l) AmalgamationCo shall enter into written agreements for the benefit of the Retained Employees to be employed by AmalgamationCo (or an affiliate thereof) effective as of the Effective Date and satisfactory to each of Ketch and Bear Creek, acting reasonably, pursuant to which it shall agree that where a Retained Employee is terminated by it (other than for cause) during the six month period following the Effective Date, it shall provide such person with a severance and termination package on terms and conditions which are no less favourable than those to be set forth on a schedule to each such agreement;

(m) the relevant waiting period in section 123 of the Competition Act shall have expired and (i) an advance ruling certificate ("ARC") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("Commissioner") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of Bear Creek and Ketch, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of Bear Creek and Ketch, acting reasonably; and in addition, in the event that the ARC or "no action letter" described in (i) or (ii) of the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(n) all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to Bear Creek and Ketch, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units, the Bear Ridge Common Shares and the Kereco Common Shares issuable pursuant to the Arrangement, the Trust Initial Private Placement, the Trust Incentive Plan, the Bear Ridge Warrants, the Bear Ridge Share Compensation Arrangements, the Kereco Warrants and the Kereco Incentive Plan on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(o) the Arrangement, and the consummation thereof, shall have been approved by Bear Creek's lenders on a basis acceptable to Bear Creek and Ketch, each acting reasonably;

(p) the Arrangement, and the consummation thereof, shall have been approved by Ketch's lenders on a basis acceptable to Bear Creek and Ketch, each acting reasonably;

(q) each director and officer of AmalgamationCo, Bear Ridge and Kereco shall enter into written agreements with AmalgamationCo, on behalf of the Trust, Bear Ridge and Kereco, as the case may be, effective as of the Effective Date pursuant to which such person shall agree not to sell, transfer or otherwise dispose of Trust Units, Bear Ridge Common Shares or Kereco Common Shares issued to such person pursuant to the Arrangement other than Trust Units, Bear Ridge Common Shares and Kereco Common Shares up to the greater of $1.5 million of gross proceeds and 50% of the aggregate value of the individual holdings for a period of twelve months following the Effective Date;

(r) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

  (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated in the Arrangement Agreement; or

  (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated in the Arrangement Agreement;

(s) Bear Creek and Bear Ridge shall have entered into the Technical Services Agreement; and

(t) AmalgamationCo and Kereco shall have entered into Kereco Contract Operating Services Agreement.

The foregoing conditions (the "mutual conditions precedent") are for the mutual benefit of Ketch and Bear Creek and may be asserted by Ketch and Bear Creek regardless of the circumstances and may be waived by Ketch and Bear Creek (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch or Bear Creek may have.

In addition to the mutual conditions precedent, the obligation of Bear Creek to consummate the transactions contemplated in the Arrangement Agreement is also subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Ketch shall have mailed the Information Circular and other documentation required in connection with the Ketch Meeting on or before December 31, 2004;

(b) each of the acts and undertakings of Ketch to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Ketch;

(c) Ketch shall have furnished Bear Creek with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Ketch approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii) certified copies of the resolution of the Ketch Securityholders, duly passed at the Ketch Meeting, approving the Arrangement;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Ketch contained in Section 5.2 of the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Ketch shall have complied in all material respects with its covenants in the Arrangement Agreement and Bear Creek shall have received a certificate to that effect dated the Effective Date from the President of Ketch and another senior officer thereof acceptable to Bear Creek, acting reasonably, acting solely on behalf of Ketch and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and Bear Creek will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Ketch shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to Bear Creek in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Ketch and which, in the judgment of Bear Creek, acting reasonably, is materially adverse to Ketch other than: (i) a change directly resulting from an action taken by Ketch to which Bear Creek has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Ketch.

The foregoing conditions are for the exclusive benefit of Bear Creek and may be asserted by Bear Creek regardless of the circumstances or may be waived by Bear Creek in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Bear Creek may have.

In addition to the mutual conditions precedent, the obligation of Ketch to consummate the transactions contemplated in the Arrangement Agreement, is also subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) Bear Creek shall have mailed the Information Circular and other documentation required in connection with the Bear Creek Meeting on or before December 31, 2004;

(b) each of the acts and undertakings of Bear Creek to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Bear Creek;

(c) Bear Creek shall have furnished Ketch with:

(i) certified copies of the resolutions duly passed by the Board of Directors of Bear Creek approving the Arrangement Agreement and the consummation of the transactions contemplated thereby; and

(ii) certified copies of the resolution of Shareholders of Bear Creek, duly passed at the Bear Creek Meeting, approving the Arrangement;

(d) except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Bear Creek contained in the Arrangement Agreement shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Bear Creek shall have complied in all material respects with its covenants in the Arrangement Agreement and Ketch shall have received a certificate to that effect dated the Effective Date from the President of Bear Creek and another senior officer thereof acceptable to Ketch, acting reasonably, acting solely on behalf of Bear Creek and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Ketch will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to Bear Creek shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date of the Arrangement Agreement or prior to the date of the Arrangement Agreement which has not been publicly disclosed prior to the date of the Arrangement Agreement or previously disclosed prior to the date of the Arrangement Agreement to Ketch in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of Bear Creek and which, in the judgment of Ketch, acting reasonably, is materially adverse to Bear Creek other than: (i) a change directly resulting from an action taken by Bear Creek to which Ketch has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of Bear Creek.

The conditions are for the exclusive benefit of Ketch and may be asserted by Ketch regardless of the circumstances or may be waived by Ketch in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Ketch may have.

Upon the foregoing conditions being fulfilled or waived, Bear Creek and Ketch intend to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Reorganization Resolutions proposed for consideration by the Securityholders authorize the respective Boards of Directors, without further notice to or approval of such Securityholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the applicable Reorganization Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. The Reorganization Resolutions are attached as Appendix A and Appendix B to this Information Circular.

**Procedure for the Arrangement Becoming Effective**

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Bear Creek Securityholders voting at the Bear Creek Meeting;

(b) the Arrangement must be approved by the Ketch Securityholders voting at the Ketch Meeting;

(c) the Arrangement must be approved by the Court pursuant to the Final Order;

(d) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party; and

(e) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

*Securityholder Approvals*

Pursuant to the Interim Order, the number of votes required to pass the Bear Creek Reorganization Resolution shall be not less than two-thirds of the votes cast by Bear Creek Shareholders, Bear Creek Optionholders and Bear Creek Warrantholders, voting together as a single class, either in person or by proxy, at the Bear Creek Meeting. In addition, the Bear Creek Reorganization Resolution must be approved by a majority of the votes cast by the Bear Creek Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities. The Interim Order also provides that the number of votes required to pass the Ketch Reorganization Resolution shall be not less than two-thirds of the votes cast by Ketch Shareholders, Ketch Optionholders and Ketch Warrantholders, voting together as a single class, either in person or by proxy, at the Ketch Meeting. In addition, the Ketch Reorganization Resolution must be approved by a majority of the votes cast by the Ketch Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities. See *"General Proxy Matters – Procedure and Votes Required"*.

*Court Approvals*

*Interim Order*

On December 17, 2004 the Court granted the Interim Order facilitating the calling of the Meetings and prescribing the conduct of the Meetings and other matters. The Interim Order is attached as Appendix C to this Information Circular.

*Final Order*

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Securityholders at the Meetings in the manner required by the Interim Order, Bear Creek and Ketch will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for January 17, 2005 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at the Court House, 611 – 4th Street S.W., Calgary, Alberta. At the hearing, any Securityholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Bear Creek and Ketch a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court **on or before noon (Calgary time) on January 10, 2005. Service of such notice shall be effected by service upon the solicitors for Bear Creek: Bennett Jones LLP 4500 Bankers Hall East, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7 Attention: Anthony L. Friend, Q.C., and the solicitors for Ketch: Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9 Attention: Daniel J. McDonald, Q.C. See *"Notice of Petition"*.**

The Bear Ridge Common Shares, Kereco Common Shares and Trust Units to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Bear Creek and Ketch have been advised by their counsel, Bennett Jones LLP and Burnet, Duckworth & Palmer LLP, respectively, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Bear Creek and Ketch may determine not to proceed with the Arrangement.

**Bear Creek Fairness Opinion**

The Bear Creek Board of Directors retained Tristone Capital Inc. to address the fairness, from a financial point of view, of the consideration to be received by Bear Creek Shareholders. In connection with this mandate, Tristone Capital Inc. has prepared the Bear Creek Fairness Opinion. The Bear Creek Fairness Opinion states that, in Tristone Capital Inc.'s opinion, as of October 25, 2004, the consideration to be received by Bear Creek Shareholders pursuant to the Arrangement (without taking into account the participation of Ceyba in the Arrangement as set forth in the Bear Ridge Come-Along Agreement or the transactions contemplated by the Kereco Come-Along Agreement) is fair, from a financial point of view, to Bear Creek Shareholders. The Bear Creek Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix E *"Bear Creek Fairness Opinion"*.

The Board of Directors of Bear Creek concurs with the views of Tristone Capital Inc. and such views were an important consideration in the Bear Creek Board's decision to proceed with the Arrangement.

**Ketch Fairness Opinion**

The Ketch Board of Directors retained National Bank Financial Inc. to address the fairness, from a financial point of view, of the consideration to be received by Ketch Shareholders. In connection with this mandate, National Bank Financial Inc. has prepared the Ketch Fairness Opinion. The Ketch Fairness Opinion states that, in National Bank Financial Inc.'s opinion, as of October 25, 2004, the consideration to be received by Ketch Shareholders pursuant to the Arrangement (without taking into account the participation of Ceyba in the Arrangement as set forth in the Bear Ridge Come-Along Agreement or the transactions contemplated by the Kereco Come-Along Agreement) is fair, from a financial point of view, to Ketch Shareholders. The Ketch Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See Appendix F *"Ketch Fairness Opinion"*.

The Board of Directors of Ketch concurs with the views of National Bank Financial Inc. and such views were an important consideration in the Ketch Board's decision to proceed with the Arrangement.

**Recommendations of the Boards of Directors**

**The Board of Directors of Bear Creek has unanimously concluded that the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement is fair to Bear Creek Securityholders, is in the best interests of Bear Creek and the Bear Creek Securityholders and authorized the submission of the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement to Bear Creek Securityholders for approval and to the Court for the Final Order.** The Board of Directors of Bear Creek holds, or controls, an aggregate of 1,778,318 Bear Creek Securities. See *"Interests of Certain Persons or Companies in the Matters to be Acted Upon"*. Each of the members of the Board of Directors and officers of Bear Creek intend to vote all of their Bear Creek Securities in favour of the Bear Creek Reorganization Resolution. Holders of an aggregate of 2,828,757 Bear Creek Securities representing approximately 13% of the outstanding Bear Creek Securities have agreed to vote these Bear Creek Securities in favour of the Arrangement and all other matters to be considered at the Bear Creek Meeting.

**The Board of Directors of Ketch has unanimously concluded that the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement is fair to Ketch Securityholders, is in the best interests of Ketch and the Ketch Securityholders and authorized the submission of the Arrangement as amended or affected by both or either one of the Bear Ridge Come-Along Agreement or the Kereco Come-Along Agreement to Ketch Securityholders for approval and to the Court for the Final Order.** The Board of Directors of Ketch holds, or controls, an aggregate of 2,209,042 Ketch Securities. See *"Interests of Certain Persons or Companies in the Matters to be Acted Upon"*. Each of the members of the Board of Directors and officers of Ketch intend to vote all of their Ketch Securities in favour of the Ketch Reorganization Resolution. Holders of an aggregate of 4,572,034 Ketch Securities representing approximately 15% of the outstanding Ketch Securities have agreed to vote these Ketch Securities in favour of the Arrangement and all other matters to be considered at the Ketch Meeting.

### Timing

If the Meetings are held as scheduled and are not adjourned and the other necessary conditions at that point in time are satisfied or waived, Bear Creek and Ketch will apply for the Final Order approving the Arrangement. If the Final Order is obtained on January 17, 2005 in form and substance satisfactory to Bear Creek and Ketch, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Bear Creek and Ketch expect the Effective Date will be on or about January 18, 2005. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Bear Creek's and Ketch's objective is to have the Effective Date occur as soon as practicable after the Meetings. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on January 17, 2005.

### Procedure for Exchange of Bear Creek Common Shares and Ketch Common Shares

In order to receive their Trust Units, Bear Ridge Common Shares, Kereco Common Shares, and/or cheques for payment of any cash consideration, on the completion of the Arrangement, holders of Ketch Common Shares and Bear Creek Common Shares must deposit with the Depositary (at one of the addresses specified on the last page of the Letter of Transmittal and Election Form) on or before 4:30 p.m. (Calgary time) on January 12, 2005 or, if the Ketch Meeting or Bear Creek Meeting is adjourned, such time on the third Business Day immediately prior to the date of that adjourned Meeting (the "Election Deadline"), a duly completed Letter of Transmittal and Election Form indicating the holder's elections pursuant to the Kereco Election and the Bear Ridge Election, together with the certificates representing the holder's Ketch Common Shares and Bear Creek Common Shares, as the case may be.

**Holders of Bear Creek Common Shares or Ketch Common Shares who do not deposit with the Depositary a duly completed Letter of Transmittal and Election Form on or before the Election Deadline or otherwise do not fully comply with the requirements of the Letter of Transmittal and Election Form in respect of an election will be deemed to have elected to receive in respect of all the holder's Bear Creek Common Shares or Ketch Common Shares, as the case may be, exclusively (i) Trust Units, (ii) Kereco Common Shares pursuant to the Kereco Election, and (iii) Bear Ridge Common Shares pursuant to the Bear Ridge Election.**

**Shareholders whose Bear Creek Common Shares or Ketch Common Shares, as applicable, are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Bear Creek Common Shares or Ketch Common Shares, as applicable.**

The use of the mail to transmit certificates representing Bear Creek Common Shares or Ketch Common Shares, as applicable, and the Letter of Transmittal and Election Form is at each Holder's risk. Bear Creek and Ketch recommend that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on: (i) the Letter of Transmittal and Election Form; and (ii) certificates representing Bear Creek Common Shares or Ketch Common Shares, as applicable, must be guaranteed by an Eligible Institution, unless otherwise provided.

**Shareholders will not receive Bear Ridge Common Shares, Kereco Common Shares, Trust Units or distributions on the Trust Units after the Effective Date until they submit their share certificate(s) to the Depositary.**

### Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or a capital loss) equal to the amount by which the fair market value of the Trust Units, Kereco Common Shares and Bear Ridge Common Shares received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Bear Creek Common Shares or Ketch Common Shares, as applicable, which are exchanged and any reasonable costs of disposition.

Holders of Trust Units who are resident in Canada will generally be required to include in their income the proportionate share of income of the Trust, to the extent the income is paid or made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof. Generally speaking, persons not resident in Canada will not be required to recognize any gain or loss in respect of the Arrangement but will be subject to withholding tax on certain distributions from the Trust.

**Canadian Federal Income Tax Opinion**

In the opinion of Burnet, Duckworth & Palmer LLP, counsel for Ketch and Kereco and Bennett Jones LLP, counsel for Bear Creek, the Trust and Bear Ridge, as applicable, ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to: (i) Ketch Shareholders who hold Ketch Common Shares or Ketch Warrants and any Kereco Warrant Notes #1, Bear Ridge Warrant Notes #1, Kereco Warrants #1, Bear Ridge Warrants #1, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, Kereco Common Shares and Bear Ridge Common Shares acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with, and are not affiliated with, Ketch, Bear Creek, AmalgamationCo, Kereco, Bear Ridge or the Trust for purposes of the Tax Act; (ii) Bear Creek Shareholders who hold Bear Creek Common Shares or Bear Creek Warrants and any Kereco Warrant Notes #2, Bear Ridge Warrant Notes #2, Kereco Warrants #2, Bear Ridge Warrants #2, Trust Units, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z, Kereco Common Shares and Bear Ridge Common Shares acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with and are not affiliated with, Ketch, Bear Creek, AmalgamationCo, Kereco, Bear Ridge or the Trust for purposes of the Tax Act; and (iii) certain Optionholders described below. Generally, the Ketch Common Shares, Bear Creek Common Shares, Ketch Warrants, Bear Creek Warrants, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #1, Kereco Warrant Notes #2, Bear Ridge Warrant Notes #2, Kereco Warrants #1, Bear Ridge Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #2, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z, Kereco Common Shares and Bear Ridge Common Shares will be considered to be capital property of a Shareholder unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain Ketch Shareholders and Bear Creek Shareholders resident in Canada whose Ketch Common Shares, Bear Creek Common Shares, Trust Units, Kereco Common Shares and Bear Ridge Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such securities treated as capital property. This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act. This summary further assumes that the Trust will qualify as a "unit trust" and a "mutual fund trust". Management of the Trust has represented to Counsel that provided that certain prescribed conditions are met (and which are expected to be met by virtue of the Arrangement) the Trust will make the requisite election under the Tax Act to so qualify as a mutual fund trust at all material times.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), Counsels' understanding of the current published administrative and assessing policies of the Canada Revenue Agency (the "CRA") and representations as to certain factual matters provided to Counsel by Ketch, Bear Creek and the Trust. There can be no assurance that the Proposed Amendments will be enacted in their current form or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or the holding of Ketch Common Shares, Bear Creek Common Shares, Ketch Warrants, Bear Creek Warrants, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #1, Kereco Warrant Notes #2, Bear Ridge Warrant Notes #2, Kereco Warrants #1, Bear Ridge Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #2, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z, Kereco Common Shares and Bear Ridge Common Shares and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, regulatory or judicial action or changes in the administrative and assessing practices of the CRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

**This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder, Optionholder or Warrantholder. Consequently, Shareholders, Optionholders and**

**Warrantholders are urged to seek independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.**

***Residents of Canada***

This portion of the summary is applicable to a Shareholder that is resident or is deemed to be resident in Canada for purposes of the Tax Act.

*Exchange of Ketch Warrants and Bear Creek Warrants for Ketch Common Shares and Bear Creek Common Shares, Respectively*

Each Ketch Warrant will be transferred to Ketch in consideration of a fraction of a Ketch Common Share equal to the Ketch Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Ketch Common Share. Each Bear Creek Warrant will be transferred to Bear Creek in consideration of a fraction of a Bear Creek Common Share equal to the Bear Creek Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Bear Creek Common Share. In both cases, the Warrantholder will recognize a capital gain on the disposition of his warrants for Ketch Common Shares or Bear Creek Common Shares equal to the amount by which the fair market value of the shares received exceeds the adjusted cost base of such warrants and the cost of the shares received will be equal to the fair market value of the shares so acquired. The cost of Ketch Common Shares or Bear Creek Common Shares are required to be averaged with the adjusted cost base of any other identical shares held to determine the adjusted cost base of each particular Ketch Common Share or Bear Creek Common Share. See "*Taxation of Capital Gain and Capital Losses*" below. Warrantholders who receive Ketch Common Shares or Bear Creek Common Shares on the exchange of Ketch Warrants or Bear Creek Warrants will participate in the Arrangement as a Shareholder.

*Distribution of Warrant Notes as a Return of Paid-Up Capital*

Pursuant to the Arrangement, Ketch will distribute and issue one (1) Kereco Warrant Note #1 and one (1) Bear Ridge Warrant Note #1 for each Ketch Common Share held as of the Effective Time. Similarly, Bear Creek will distribute and issue one (1) Kereco Warrant Note #2 and one (1) Bear Ridge Warrant Note #2 for each Bear Creek Common Share held as of the Effective Time. Shareholders will not be subject to tax on the receipt of the notes distributed as a return of paid-up capital, however, Shareholders will generally be required to reduce the adjusted cost base of their Ketch Common Shares or Bear Creek Common Shares so held, as the case may be, by the fair market value of the notes received. If, as a result of such reduction, a Shareholder's adjusted cost base of Ketch Common Shares or Bear Creek Common Shares, as the case may be, becomes negative, such negative amount will be deemed to be a capital gain realized by the Shareholder in the taxation year that includes the Effective Time. See "*Taxation of Capital Gains and Capital Losses*" below.

Although not free from doubt, the cost of the Kereco Warrant Notes #1 and Bear Ridge Warrant Notes #1 distributed to Ketch Shareholders and the cost of the Kereco Warrant Notes #2 and the Bear Ridge Warrant Notes #2 distributed to Bear Creek Shareholders should be an amount equal to the fair market value of such notes at the Effective Time.

*Election to Exchange Warrant Notes for Kereco or Bear Ridge Warrants*

No gain or loss should be realized by a Ketch Shareholder who elects to exchange Kereco Warrant Notes #1 for Kereco Warrants #1 and Bear Ridge Warrant Notes #1 for Bear Ridge Warrants #1. Similarly, no gain or loss should be realized by a Bear Creek Shareholder who elects to exchange Kereco Warrant Notes #2 for Kereco Warrants #2 and Bear Ridge Warrant Notes #2 for Bear Ridge Warrants #2. In all cases the adjusted cost base of the warrants received in exchange for the warrant notes will be equal to their respective fair market values. Any benefit conferred on a Shareholder as a result of the fair market value of a warrant being greater than its purchase price may also be subject to tax pursuant to the Tax Act.

*Exchange of Ketch Common Shares to AcquisitionCo #1 for Trust Units, AcquisitionCo #1 Notes B and AcquisitionCo #1 Notes C*

Under the Plan of Arrangement, Ketch Shareholders will transfer each Ketch Common Share to AcquisitionCo #1 in exchange for one Trust Unit, one AcquisitionCo #1 Note B and one AcquisitionCo #1 Note C. Such Ketch Shareholder will generally realize a capital gain (or a capital loss) equal to the amount by which the aggregate fair market value of the Trust

Units, AcquisitionCo #1 Notes B and AcquisitionCo #1 Notes C so received exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of such Ketch Common shares immediately before the Effective Time (but, for greater certainty, reduced by the distribution of warrant notes) and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed received by the Shareholder on the Ketch Common Shares, to the extent and under the circumstances described in the Tax Act. See "*Taxation of Capital Gains and Capital Losses*" below.

The cost to the Ketch Shareholder of the Trust Units, AcquisitionCo #1 Notes B and AcquisitionCo #1 Notes C will be equal to their respective fair market values as of the Effective Date.

*Exchange of Bear Creek Common Shares For Trust Units, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z*

Under the Plan of Arrangement, each Bear Creek Shareholder will transfer each Bear Creek Common Share held to AcquisitionCo #2 in exchange for 0.5 Trust Units, one AcquisitionCo #2 Note Y and one AcquisitionCo #2 Note Z. Such Bear Creek Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the Trust Units, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z so received exceeds (or is less than) the aggregate of such Bear Creek Shareholder's adjusted cost base of such Bear Creek Common Shares immediately before the Effective Time (but, for greater certainty, reduced by the distribution of warrant notes) and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed received by the Shareholder on the Bear Creek Common Shares, to the extent and under the circumstances described in the Tax Act. See "*Taxation of Capital Gains and Capital Losses*" below.

The cost to the Bear Creek Shareholder of the Trust Units, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z so received will be equal to their respective fair market values as of the Effective Date.

*Exercise of Kereco Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #1, and Bear Ridge Warrants #2*

Under the Plan of Arrangement, the following warrant exercises will take place:

(a) Each holder of a Kereco Warrant #1 who so elects will exercise such warrant and transfer its AcquisitionCo #1 Note B to Kereco, or pay the exercise price with a cash payment, as the case may be, in return for 0.4 Kereco Common Shares;

(b) Each holder of a Kereco Warrant #2 who so elects will exercise such warrant and transfer its AcquisitionCo #2 Note Y to Kereco, or pay the exercise price with a cash payment, as the case may be, in return for 0.2 Kereco Common Shares;

(c) Each holder of a Bear Ridge Warrant #1 who so elects will exercise such warrant and transfer its AcquisitionCo #1 Note C to Bear Ridge, or pay the exercise price with a cash payment, as the case may be, in return for 0.4 Bear Ridge Common Shares; and

(d) Each holder of a Bear Ridge Warrant #2 who so elects will exercise such warrant and transfer its AcquisitionCo #2 Note Z to Bear Ridge, or pay the exercise price with a cash payment, as the case may be, in return for 0.2 Bear Ridge Common Shares.

In each case, no gain or loss should be realized by a Shareholder on the exercise of any of the above warrants and the exchange of any of the above notes for Kereco or Bear Ridge Common Shares, as the case may be, and the cost to the Shareholder of the Kereco and Bear Ridge Common Shares so received will be equal to the aggregate adjusted cost base of the warrants so exercised plus the aggregate subscription price for such Kereco or Bear Ridge Common Shares whether paid in notes or cash.

Based on management representations, Bear Ridge Common Shares and Kereco Common Shares will be qualified investments for Exempt Plans (as defined under "*Status of the Trust*" below).

On the expiry of a warrant, a holder will generally realize a capital loss equal to the adjusted cost base of such warrant. See "*Taxation of Capital Gains and Capital Losses*" below.

*Kereco Finco Common Shares Transferred to Kereco in Exchange for Kereco Non-Voting Common Shares*

Certain Shareholders will transfer their Kereco Finco Common Shares to Kereco in exchange for Kereco Non-Voting Common Shares in a tax-free share for share exchange under section 85.1 of the Tax Act. As a result, these Shareholders will be deemed to have disposed of their Kereco Finco Common Shares for proceeds of disposition equal to the adjusted cost base to the Shareholder of such shares immediately before the exchange. These Shareholders will be deemed to have acquired the Kereco Non-Voting Common Shares at a cost equal to the adjusted cost base to the Shareholder of the Kereco Finco Common Shares immediately before the exchange.

*Bear Ridge Finco Common Shares Transferred to Bear Ridge in Exchange for Bear Ridge Preferred Shares*

Certain Shareholders will transfer their Bear Ridge Finco Common Shares to Bear Ridge in exchange for Bear Ridge Preferred Shares in a tax-free share for share exchange under section 85.1 of the Tax Act. As a result, these Shareholders will be deemed to have disposed of their Bear Ridge Finco Common Shares for proceeds of disposition equal to the adjusted cost base to the Shareholder of such shares immediately before the exchange. These Shareholders will be deemed to have acquired the Bear Ridge Preferred Shares at a cost equal to the adjusted cost base to the Shareholder of the Bear Ridge Finco Common Shares immediately before the exchange.

*Exchange of Kereco Class A Common Shares for Kereco Common Shares and Bear Ridge Class A Common Shares for Bear Ridge Common Shares*

The exchange of Kereco Class A Common Shares for Kereco Common Shares and Bear Ridge Class A Common Shares for Bear Ridge Common Shares will both be treated as tax deferred exchanges under section 51 of the Tax Act with the result that:

(a) The cost to the Bear Ridge Shareholder or the Kereco Shareholder, as the case may be, of the Bear Ridge Common Shares or Kereco Common Shares so received on the exchange will be equal to the Bear Ridge Shareholder's adjusted cost base in his Bear Ridge Class A Common Shares or the Kereco Shareholder's adjusted cost base in his Kereco Class A Common Shares, respectively, immediately prior to the exchange; and

(b) The Bear Ridge Shareholder or Kereco Shareholder will be deemed not to have disposed of his Bear Ridge Class A Common Shares or Kereco Class A Common Shares, respectively.

As a result, no capital gain or loss will arise on the exchanges.

*Taxation of Capital Gains and Capital Losses*

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year must be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax.

*Taxation of Dividends on Kereco Common Shares and Bear Ridge Common Shares*

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Bear Ridge Common Shares or Kereco Common Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations.

Dividends received or deemed to be received on the Kereco Common Shares or Bear Ridge Common Shares by a Shareholder that is a corporation will be included in computing the corporation's income and, except if the corporation is a "specified financial institution" as defined in the Tax Act, will normally be deductible in computing its taxable income.

A Shareholder that is a "private corporation" as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act of 33 ⅓% on dividends received or deemed to be received on the Bear Ridge Common Shares or Kereco Common Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

*Taxation of Unitholders*

Income from Trust Units

The income of a Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Unitholder.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net taxable capital gains, that is paid or becomes payable to the Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units (as described below).

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from AmalgamationCo as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Unitholder for purposes of the Tax Act. Such dividends will be subject to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by taxable Canadian corporations. In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Unitholder's liability for minimum tax.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Unitholder in a year will generally not be included in the Unitholder's income for the year. However, a Unitholder is required to reduce the adjusted cost base of the Trust Units held by such Unitholder by each amount payable to the Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder). To the extent that the adjusted cost base of a Trust Unit becomes less than zero, the negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. In computing the adjusted cost base of the Trust Units held by a particular person at a particular time, the acquisition cost of all Trust Units acquired must be

averaged. Reinvested Trust Units (as described below) issued to Unitholders in lieu of cash distributions will have an acquisition cost equal to the amount of the distribution.

A redemption of Trust Units in consideration for cash or Redemption Notes or Notes distributed to the Unitholder in satisfaction of the Market Redemption Price, as the case may be, will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the fair market value of the Redemption Notes or Notes received by the Unitholder, as the case may be. Redeeming Unitholders will generally realize a capital gain (or capital loss), equal to the amount by which the proceeds of disposition are greater (or less) than the adjusted cost base of the Trust Units so redeemed. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Similar rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

A capital gain (or capital loss) realized by a Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Unitholder will generally be treated as described above under the subheading *"Taxation of Capital Gains and Capital Losses"*.

Taxable capital gains realized by a Unitholder who is an individual may give rise to minimum tax depending on the Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including certain income that was received or became receivable from the Trust in the relevant taxation year and taxable capital gains arising from a disposition of Trust Units.

A Note or Redemption Note received as a result of a redemption of Trust Units may not be a qualified investment for an Exempt Plan (as described below), which could give rise to adverse consequences to the Exempt Plan or the annuitant or beneficiary thereunder. Exempt Plans that own Trust Units should consult their own tax advisors before deciding to exercise their right to redeem Trust Units.

The cost of any Redemption Note or Note issued or distributed, as the case may be, to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Redemption Note or Note, as the case may be, at the time of the distribution less, in the case of the Notes, any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Redemption Note or Note, as the case may be, (including, in the case of the Notes, interest that had accrued to the date of the acquisition of the Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Note, an offsetting deduction will be available.

***Status of the Trust***

It is anticipated that the Trust will qualify as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust, the Trust must continuously satisfy certain requirements as to the nature of its undertaking (primarily that it must restrict its activities to the investment of funds in property), its ability to distribute Trust Units to the public, the dispersal of ownership of its Trust Units and the fact that it must not be established nor maintained primarily for the benefit of non-residents of Canada.

The Trust has certain restrictions on its activities and its powers and certain restrictions limiting the number of non-resident Unitholders, such that it is reasonable to expect that these requirements will be satisfied. Ketch and Bear Creek have advised Counsel that the Trust intends to elect to be deemed to be a mutual fund trust from the time it was established. If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein. See *"Risk Factors – Consequences of Loss of Mutual Fund Trust Status"*.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans (collectively "Exempt Plans"). Exempt Plans will generally not be liable

for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust would have adverse tax consequences for certain Unitholders.

Ketch and Bear Creek have advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans) or other persons subject to the tax on foreign property under Part XI of the Tax Act, provided that the Trust is a mutual fund trust at such time. Registered education savings plans are not subject to the tax on foreign property under Part XI of the Tax Act.

***Taxation of the Trust***

The Trust is subject to tax in each taxation year on its income or loss for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust will end on December 31 of each year.

The Trust will be required to include in its income for each taxation year: (i) all interest on the Notes that accrues to, becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year; (ii) its income from the NPI; and (iii) all dividends received on the shares of AmalgamationCo unless appropriate designations are made by the Trust that will deem such dividends to have been received by Unitholders and not to have been received by the Trust.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units on a five-year, straight-line basis (subject to proration for short taxation years). The Trust will add the cost of the NPI to its cumulative Canadian oil and gas property expense ("COGPE"), and may deduct up to 10% of its cumulative COGPE annually on a declining balance basis (subject to proration for short taxation years). Additions or dispositions of Canadian resource properties which are subject to the NPI may result in increases or decreases in the Trust's cumulative COGPE. If the Trust's cumulative COGPE is less than zero at the end of a taxation year, such negative amount must be included in the Trust's income. The Trust may also deduct amounts which become payable by it to Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will generally be paid or made payable by way of cash distributions to the Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.

The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). In certain circumstances, the Capital Gains Refund for a particular taxation year may not completely offset the Trust's tax liability on net realized capital gains for such taxation year.

For purposes of the Tax Act, the Trust generally intends to deduct, in computing its income and taxable income, the full amount available for deduction in each year. As a result of such deductions and the Trust's entitlement to a Capital Gains Refund, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, Counsel can provide no assurance in this regard.

*Non-Residents of Canada*

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Ketch Common Shares, Bear Creek Common Shares, Bear Ridge Common Shares, Kereco Common Shares, Trust Units, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #1, Kereco Warrant Notes #2, Bear Ridge Warrant Notes #2, Kereco Warrants #1, Bear Ridge Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #2, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z in, or in the course of, carrying on business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

A Non-Resident Holder will be subject to tax under the Tax Act in respect of a disposition of Ketch Common Shares, Bear Creek Common Shares, Bear Ridge Common Shares, Kereco Common Shares and Trust Units only to the extent such securities constitute "taxable Canadian property" for purposes of the Tax Act and the Non-Resident Holder is not afforded relief under an applicable income tax treaty.

Ketch Common Shares, Bear Creek Common Shares, Kereco Common Shares and Bear Ridge Common Shares will normally not be taxable Canadian property at a particular time provided that: (i) the particular shares of the corporation were listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued shares of any class or series of the respective corporation at any time during the 60-month period preceding the particular time; and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Units will normally not be taxable Canadian property at a particular time provided that: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

Subject to the assumptions outlined above, Non-Resident Holders should not be subject to tax under the Tax Act with respect to the acquisition and disposition of the notes or warrants acquired pursuant to the terms of the Arrangement.

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Unitholder who is resident in Canada will apply, except that any distribution of income paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax treaty.

The Proposed Amendments introduce a new 15% Canadian non-resident withholding tax on the non-taxable portion of the Trust's distributions, which, under the current provisions of the Tax Act are not subject to any Canadian withholding tax. The new 15% Canadian withholding tax would potentially be applicable to distributions made by the Trust after 2004. The new 15% Canadian withholding tax will only apply if, at the time of the distribution, the Trust Units are listed on a prescribed stock exchange (which includes the TSX) and the value of the Trust Units is primarily attributable to real property situated in Canada, Canadian resource property (which includes the NPI) or timber resource property. If a subsequent disposition of a Trust Unit results in a capital loss to a Non-Resident Holder, a refund of the new 15% Canadian withholding tax is available in limited circumstances, subject to the filing of a special Canadian tax return.

The Proposed Amendments also introduce a 25% withholding tax on distributions made to non-residents of Canada which are attributable to capital gains realized by the Trust after March 22, 2004 on the disposition of taxable Canadian property where the Trust has made certain designations on such capital gains with respect to its Unitholders. The 25% rate of Canadian withholding tax may be reduced pursuant to the terms of an applicable income tax treaty between Canada and the Non-Resident Holder's jurisdiction of residence. It is not expected that this proposed rule would affect distributions made by the Trust since the Trust is not expected to realize gains from the disposition of taxable Canadian property.

Dividends paid or credited or deemed paid or credited by Kereco or Bear Ridge to a Non-Resident Holder will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax treaty.

In the event that a Non-Resident Holder's Trust Units, Bear Ridge Common Shares, Kereco Common Shares, Ketch Common Shares or Bear Creek Common Shares constitute taxable Canadian property and subject to any relief under an applicable income tax treaty, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading *"Residents of Canada"*. A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property or realizes a capital gain on the disposition of any other taxable Canadian property in connection with the Arrangement.

**Securityholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions. Warrantholders or Optionholders who are not resident in Canada for the purposes of the Tax Act should contact their own tax advisors having regard to their own particular circumstances.**

*Optionholders*

This portion of the summary is applicable to Optionholders who at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) are resident or deemed to be resident in Canada; (ii) are current or former employees, officers or directors of Ketch or Bear Creek; and (iii) received their Options from Ketch or Bear Creek in respect of, in the course of, or by virtue of their positions as employees, officers or directors of Ketch or Bear Creek and who deal at arm's length with Ketch or Bear Creek ("Employment Optionholders").

Provided that (i) the value of a Trust #1 Option (determined immediately after the Effective Time) does not exceed the value of a Ketch Option (determined immediately prior to the Effective Time), (ii) the value of a Trust #2 Option (determined immediately after the Effective Time), does not exceed the value of a Bear Creek Option (determined immediately prior to the Effective Time), as the case may be, the Trust #1 Option and Trust #2 Option will be deemed to be a continuation of the Ketch or Bear Creek Options for purposes of computing any income from employment arising upon an exercise thereof. Holders of Ketch or Bear Creek Options are urged to consult their own income tax advisors as to the income tax consequences to them of an exercise of Trust Unit Options.

*Dissenting Shareholders*

Both resident and non-resident Shareholders are permitted to dissent from the Arrangement. Under the Arrangement, a Dissenting Shareholder will be entitled to be paid by AcquisitionCo #1 or AcquisitionCo #2 the fair market value of the Ketch Common Shares or Bear Creek Common Shares held by such Shareholder determined as of the appropriate date. To the extent that the amount received represents interest, such amount must be included in the income of a Dissenting Shareholder resident in Canada. To the extent that the amount received in respect of interest is paid or credited to a Dissenting Shareholder who is a non-resident of Canada, such amount will be subject to a 25% withholding tax, subject to reduction of such rate under an applicable income tax treaty. See *"Right to Dissent"*. A Dissenting Shareholder who is resident in Canada will realize a capital gain (or capital loss) to the extent that the proceeds of disposition (excluding any amount received as interest) exceed (or are less than) the adjusted cost base of the Ketch Common Shares or Bear Creek Common Shares to the Shareholder immediately before payment of the fair market value of the Ketch Common Shares or Bear Creek Common Shares. See *"Taxation of Capital Gains and Capital Losses"* above. A Dissenting Shareholder who is a non-resident of Canada should not be subject to any tax under the Tax Act unless such Ketch Common Shares or Bear Creek Common Shares constitute taxable Canadian property at the time of their disposition and no relief is available under an applicable income tax treaty. See *"Non-Residents of Canada"*. Additional income tax considerations may be relevant to Dissenting Shareholders who fail to perfect or withdraw their claims pursuant to the right to dissent. Dissenting Shareholders should consult with their own tax advisors.

**Dissenting Securityholders, other than Dissenting Shareholders, should contact their own tax advisors having regard to their own particular circumstances.**

**Right to Dissent**

**The following description of the right to dissent and appraisal to which registered Securityholders (collectively, "Dissenting Securityholders") are entitled is not a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of such Dissenting Securityholder's Securities and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA which is attached to this Information Circular as Appendix M. A Dissenting Securityholder who intends to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that Section. Failure to strictly comply with the provisions of that Section and to adhere to the procedures established therein may result in the loss of all rights thereunder.**

Registered Securityholders are entitled, in addition to any other right such holder may have, to dissent and to be paid by Bear Creek or Ketch, as the case may be, the fair value of the Securities held by such holder in respect of which such holder dissents, determined as of the close of business on the last Business Day before the day on which the resolution from which such holder dissents was adopted. A registered Securityholder may dissent only with respect to all of the Securities held by such holder or on behalf of any one beneficial owner and registered in the Dissenting Securityholder's name. **Only registered Securityholders may dissent. Persons who are beneficial owners of Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent, should be aware that they may only do so through the registered owner of such securities. A registered holder, such as a broker, who holds Securities as nominee for beneficial holders, some of whom wish to dissent, must exercise dissent rights on behalf of such beneficial owners with respect to the Securities held for such beneficial owners. In such case, the demand for dissent should set forth the number of Securities covered by it.**

A Dissenting Securityholder must send to the President and Chief Executive Officer of Bear Creek or Ketch, as applicable, a written objection to the Reorganization Resolution, which written objection must be received by Bear Creek or Ketch, as the case may be, at their registered office, by 4:00 p.m. on the Business Day immediately preceding the date of the applicable Meeting.

A holder of Securities, may not exercise the right to dissent in respect of only a portion of such holder's Securities, but may dissent only with respect to all of the Securities held by the holder. A registered Securityholder wishing to exercise the right to dissent with respect to such holder's Securities shall not vote such Securities at the applicable Meeting, either by the submission of a proxy or by personally voting, in favour of the applicable Reorganization Resolution.

An application may be made to the Court of Queen's Bench of Alberta by AmalgamationCo or by a Dissenting Securityholder after the adoption of the Reorganization Resolutions to fix the fair value of the Dissenting Securityholder's Securities. If such an application to the Court is made by AmalgamationCo or a Dissenting Securityholder, AmalgamationCo must, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer to pay the Dissenting Securityholder an amount considered by the AmalgamationCo board of directors to be the fair value of the Securities, as applicable. The offer, unless the Court otherwise orders, will be sent to each Dissenting Securityholder at least 10 days before the date on which the application is returnable, if AmalgamationCo is the applicant, or within 10 days after AmalgamationCo is served with notice of the application, if a Dissenting Securityholder is the applicant. The offer will be made on the same terms to each Dissenting Securityholder of Securities, as applicable, and will be accompanied by a statement showing how the fair value was determined.

A Dissenting Securityholder may make an agreement with AmalgamationCo for the purchase of such holder's Securities in the amount of the offer made by AmalgamationCo (or otherwise) at any time before the Court pronounces an order fixing the fair value of the Securities.

A Dissenting Securityholder is not required to give security for costs in respect of an application and, except in special circumstances, will not be required to pay the costs of the application or appraisal. On the application, the Court will make an order fixing the fair value of the Securities, as applicable, of all Dissenting Securityholders who are parties to the application, giving judgment in that amount against AmalgamationCo and in favour of each of those Dissenting Securityholders, and fixing the time within which AmalgamationCo must pay that amount payable to the Dissenting Securityholders. The Court may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Securityholder calculated from the date on which the Dissenting Securityholder ceases to have any rights as a Securityholder, until the date of payment.

On the Arrangement becoming effective, or upon the making of an agreement between AmalgamationCo and the Dissenting Securityholder as to the payment to be made by AmalgamationCo to the Dissenting Securityholder, or upon the pronouncement of a Court order, whichever first occurs, the Dissenting Securityholder will cease to have any rights as a Securityholder other than the right to be paid the fair value of such holder's Securities, in the amount agreed to between AmalgamationCo and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Until one of these events occurs, the Dissenting Securityholder may withdraw the Dissenting Securityholder's dissent, or if the Arrangement has not yet become effective, Bear Creek or Ketch may rescind the Reorganization Resolution, and in either event the dissent and appraisal proceedings in respect of that Dissenting Securityholder will be discontinued.

AmalgamationCo shall not make a payment to a Dissenting Securityholder under Section 191 if there are reasonable grounds for believing that AmalgamationCo is or would after the payment be unable to pay its liabilities as they become due, or that the realizable value of the assets of AmalgamationCo would thereby be less than the aggregate of its liabilities. In such event, AmalgamationCo shall notify each Dissenting Securityholder that it is unable lawfully to pay Dissenting Securityholders for their securities, as applicable, in which case the Dissenting Securityholder may, by written notice to AmalgamationCo within 30 days after receipt of such notice, withdraw such holder's written objection, in which case AmalgamationCo shall be deemed to consent to the withdrawal and such Dissenting Securityholder shall be reinstated with full rights as a Securityholder, failing which such Dissenting Securityholder retains status as a claimant against AmalgamationCo to be paid as soon as AmalgamationCo is lawfully entitled to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of AmalgamationCo but in priority to its shareholders.

All Securities held by Dissenting Securityholders who exercise their right to dissent will, if the holders are ultimately entitled to be paid the fair value thereof, be deemed to be transferred to AmalgamationCo and cancelled in exchange for such fair value or will, if such Dissenting Securityholders ultimately are not so entitled to be paid the fair value thereof, be deemed to be changed into Trust Units, Ketch Common Shares and Bear Creek Common Shares on the same basis as all other Securityholders.

The above summary does not purport to provide a comprehensive statement of the procedures to be followed by a Dissenting Securityholder who seeks payment of the fair value of their Securities. Section 191 of the ABCA requires adherence to the procedures established therein and failure to do so may result in the loss of all rights thereunder. **Accordingly, each Dissenting Securityholder who might desire to exercise the right to dissent and appraisal should carefully consider and comply with the provisions of that section, the full text of which is set out in Appendix M to this Information Circular and consult their own legal advisor.**

It is a condition to the completion of the Arrangement that, holders of not greater than 5% of the outstanding Bear Creek Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date and that holders of not greater than 5% of the outstanding Ketch Securities shall have exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.

**Interests of Certain Persons or Companies in the Matters to be Acted Upon**

Directors and officers of Bear Creek own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of approximately 2,828,757 Bear Creek Securities (approximately 13% of the issued and outstanding Bear Creek Securities). The directors and officers of Bear Creek have agreed to vote the 2,828,757 Bear Creek Securities beneficially owned by them in favour of the Bear Creek Reorganization Resolution and all other matters to be considered at the Bear Creek Meeting.

Bear Creek has entered into employment agreements with each of its officers, which employment agreements have been disclosed in Bear Creek's continuous disclosure documents. The employment agreements provide that upon a "change of control", and subject to certain conditions being met, these executives may receive a payment comprised of salary, bonus and other employment benefits. The completion of the Arrangement will not constitute a "change of control" under such agreements.

Bear Creek has agreed to cause all unvested Bear Creek Options to vest in order to give maximum flexibility to the holders of Bear Creek Options with respect to the Arrangement.

Bear Creek has retained Tristone Capital Inc. (lead advisor) and CIBC World Markets Inc. to be the financial advisors to Bear Creek and the Bear Creek Board of Directors with respect to the Arrangement. In addition, Canaccord Capital Corporation, FirstEnergy Capital Corp., Orion Securities Inc., Sprott Securities Inc. and TD Securities Inc. have been retained to provide strategic advice to Bear Creek and Bear Creek's Board of Directors with respect to the Arrangement. These advisors have received or will receive fees from Bear Creek for services rendered.

Directors and officers of Ketch own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 4,572,034 Ketch Securities (approximately 15% of the issued and outstanding Ketch Securities). The directors and officers of Ketch have agreed to vote the 4,572,034 Ketch Securities beneficially owned by them in favour of the Ketch Reorganization Resolution and all other matters to be considered at the Ketch Meeting.

Ketch has entered into employment agreements with each of its senior officers, which employment agreements have been disclosed in Ketch's continuous disclosure documents. The employment agreements provide that upon a "change of control", and subject to certain conditions being met, these executives may receive a payment comprised of salary, bonus and other employment benefits. The completion of the Arrangement will constitute a "change of control" under such agreements.

Ketch has agreed to cause all unvested Ketch Options and Ketch Warrants to vest provided that the Arrangement is approved by Securityholders at the Meetings and the Court has granted the Final Order.

Ketch has retained National Bank Financial Inc. (lead advisor) and GMP Securities Ltd. to be the financial advisors to Ketch and the Board of Directors with respect to the Arrangement. In addition, Canaccord Capital Corporation, FirstEnergy Capital Corp., Orion Securities Inc., Sprott Securities Inc. and TD Securities Inc. have been retained to provide strategic advice to Ketch and the Board of Directors with respect to the Arrangement. These advisors have received or will receive fees from Ketch for services rendered.

It is a condition to completion of the Agreement, that each director and officer of AmalgamationCo, Bear Ridge and Kereco shall enter into written agreements with AmalgamationCo, on behalf of the Trust, Bear Ridge and Kereco, as the case may be, effective as of the Effective Date pursuant to which such person shall agree not to sell, transfer or otherwise dispose of Trust Units, Bear Ridge Common Shares or Kereco Common Shares issued to such person pursuant to the Arrangement other than Trust Units, Bear Ridge Common Shares and Kereco Common Shares up to the greater of $1.5 million of gross proceeds and 50% of the aggregate value of the individual holdings for a period of 12 months following the Effective Date.

Directors and officers of Bear Creek and Ketch may participate in the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement and/or the Trust Initial Private Placement. See "*Other Matters Considered in the Reorganization Resolutions*".

J. Paul Charron, Shannon M. Gangl and Grant A. Zawalsky, directors or officers of Ketch and proposed directors or officers of Kereco, have agreed to purchase, directly or through their associates, an aggregate of $175,000 of debentures convertible into an aggregate of 67,308 Kereco Common Shares from Kereco at an effective price of $2.60 per share as part the Kereco Private Placement of $1,000,000 of debentures convertible into an aggregate of 384,800 Kereco Common Shares which is required to be completed by Kereco prior to the Effective Date. See Appendix H, "*Information Concerning Kereco Energy Ltd.*".

None of the principal holders of Bear Creek Securities or any director or officer of Bear Creek, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Bear Creek or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

None of the principal holders of Ketch Securities or any director or officer of Ketch, or any associate or affiliate of any of the foregoing persons, has or had any material interest in any transaction in the last three years or any proposed transaction that materially affected, or will materially affect, Ketch or any of its affiliates except as disclosed above or elsewhere in this Information Circular or the Appendices hereto.

**Expenses of the Arrangement**

The estimated costs to be incurred by Bear Creek and Ketch relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees, the preparation and printing of this Information Circular are expected to aggregate approximately $6 million.

**Stock Exchange Listings**

It is a condition to the completion of the Arrangement that the TSX shall have approved the listing of the Trust Units, the Bear Ridge Common Shares and the Kereco Common Shares. Application has been made to list the Trust Units, Kereco Common Shares and Bear Ridge Common Shares on the TSX. Listing of the Bear Ridge Common Shares on the TSX will be subject to Bear Ridge meeting the original listing requirements of the TSX. Listing of the Kereco Common Shares on the TSX will be subject to Kereco meeting the original listing requirements of the TSX. **Conditional listing approval has not yet been obtained and there can be no assurance that the Kereco Common Shares or Bear Ridge Common Shares will be listed on the TSX or any other stock exchange. If the listing of the Trust Units, the Bear Ridge Common Shares or the Kereco Common Shares on the TSX is not approved, Ketch and Bear Creek may consider on an other exchange or may decide not to proceed with the Arrangement.**

**Securities Law Matters**

***Canada***

The Bear Ridge Warrant Notes #1, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #2, Kereco Warrant Notes #2, Bear Ridge Warrants #1, Kereco Warrants #1, Bear Ridge Warrants #2, Kereco Warrants #2, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, Acquisition #1 Notes, AcquisitionCo #2 Notes Y, AcquistionCo #2 Notes Z, AcquisitionCo #2 Notes, Trust #1 Options, Trust #2 Options, Bear Ridge Common Shares, Kereco Common Shares, Bear Ridge Preferred Shares and Kereco Non-Voting Common Shares to be issued under the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada, including the *Autorité des marchés financiers*, and the Trust Units, Bear Ridge Common Shares and Kereco Common Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. There is no guarantee that the requisite approvals will be granted on a timely basis or on condition satisfactory to Bear Creek and Ketch.

The Arrangement constitutes a "business combination" for purposes of Ontario Securities Commission Rule 61-501 requiring "minority approval". Pursuant to Ontario Securities Commission Rule 61-501, in determining whether minority approval for the Arrangement has been obtained, Bear Creek and Ketch are required to exclude the votes attaching to the Bear Creek Common Shares and Ketch Common Shares beneficially owned by the directors and officers of Bear Creek and Ketch and their affiliated entities. To the knowledge of Bear Creek and its directors or senior officers, after reasonably inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over approximately 1,611,201 Bear Creek Common Shares, 1,162,000 Bear Creek Options and 55,556 Bear Creek Warrants representing approximately 8% of the outstanding Bear Creek Common Shares, approximately 66% of the outstanding Bear Creek Options and approximately 19% of the outstanding Bear Creek Warrants, respectively (and which together represent approximately 13% of the outstanding Bear Creek Securities). To the knowledge of Ketch and its directors or senior officers, after reasonable inquiry, such persons currently hold, directly or indirectly, or exercise control or direction over approximately 2,603,887 Ketch Common Shares, 1,106,060 Ketch Options and 862,087 Ketch Warrants representing approximately 9% of the outstanding Ketch Common Shares, approximately 49% of the outstanding Ketch Options and approximately 76% of the outstanding Ketch Warrants, respectively (and which together represent approximately 15% of the outstanding Ketch Securities).

The Bear Ridge Initial Private Placement, Kereco Initial Private Placement and Trust Initial Private Placement may be considered related party transactions, "connected transactions" or a "collateral benefit" for the purposes of Ontario Securities Commission Rule 61-501. Since directors and officers of Ketch and Bear Creek are entitled to receive various benefits or payments in connection with the Arrangement and are expected to participate in one or more of the Bear Ridge Initial Private Placement, Kereco Initial Private Placement or Trust Initial Private Placement, Ontario Securities Commission Rule 61-501 requires Ketch and Bear Creek to obtain a formal evaluation for the Arrangement unless an exemption from the valuation requirements is available. Such an exemption is available because the fair market value of benefits and payments to

interested parties in the transactions in connection with the Arrangement, the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement and Trust Initial Private Placement and the securities expected to be issued to such persons pursuant to the Arrangement and the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement and the Trust Initial Private Placement do not exceed 25% of Ketch's or Bear Creek's market capitalization, as the case may be. See *"Interest of Certain Persons or Companies in the Matters to be Acted Upon"* and *"Other Matters Considered in the Reorganization Resolutions – Approval of Bear Ridge Initial Private Placement", "Other Matters Considered in the Reorganization Resolutions – Approval of Kereco Initial Private Placement"* and *"Other Matters Considered in the Reorganization Resolutions – Approval of Trust Initial Private Placement".*

***Judicial Developments***

The Plan of Arrangement will be implemented pursuant to Section 193 of the ABCA which provides that, where it is impracticable for a corporation to affect an arrangement under any other provisions of the ABCA, a corporation may apply to the Court for an order approving the arrangement proposed by such corporation. Pursuant to this section of the ABCA, such an application will be made by Bear Creek and Ketch for approval of the Arrangement. See *"Approval – Court Approvals – Final Order"* above. Although there have been a number of judicial decisions considering this section and applications to various arrangements; there have not been, to the knowledge of Bear Creek and Ketch, any recent significant decisions which would apply in this instance. **Securityholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.**

***United States***

The Bear Ridge Warrant Notes #1, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #2, Kereco Warrant Notes #2, Bear Ridge Warrants #1, Kereco Warrants #1, Bear Ridge Warrants #2, Kereco Warrants #2, Trust Units, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, Acquisition #1 Notes, AcquisitionCo #2 Notes Y, AcquistionCo #2 Notes Z, AcquisitionCo #2 Notes, Trust #1 Options, Trust #2 Options, Bear Ridge Common Shares, Kereco Common Shares, Bear Ridge Preferred Shares and Kereco Non-Voting Common Shares (collectively, the "Arrangement Securities") to be issued to the Bear Creek Securityholders and the Ketch Securityholders will not be registered under the U.S. Securities Act. Such securities will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act. Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by any court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court of Queen's Bench of Alberta is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court entered the Interim Order on December 17, 2004 and, subject to the approval of the arrangement by Bear Creek Securityholders and the Ketch Securityholders, a hearing on the Arrangement will be held on January 17, 2005 by the Court. See *"Effect of the Arrangement – Procedure for the Arrangement Becoming Effective – Court Approvals – Final Order"* above.

The Arrangement Securities to be issued to former Bear Creek Securityholders and Ketch Securityholders resident in the United States will be freely tradeable under U.S. federal securities laws, except by persons who are affiliates of Bear Creek or Ketch prior to the Arrangement or affiliates of the Trust, AmalgamationCo, Bear Ridge or Kereco after the Arrangement. Arrangement Securities held by such affiliates may be resold in compliance with the resale provisions of Rule 145(d)(1), (2), or (3) under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. Rule 145(d)(1) generally provides that such affiliates may not sell the Arrangement Securities received pursuant to the Arrangement unless pursuant to an effective registration statement or in accordance with the volume, current public information and manner of sale limitations of Rule 144. These limitations generally require that any sales made by an affiliate in any three-month period not exceed the greater of 1% of the outstanding applicable securities of the Trust, AmalgamationCo, Bear Ridge or Kereco or, if such securities are listed on a United States securities exchange or NASDAQ, the average weekly trading volume over the four calendar weeks preceding the placement of the sell order, and that sales be made in unsolicited, open market "broker transactions" at times when certain information specified by the Rule 144 is publicly available with respect to the Trust, AmalgamationCo, Bear Ridge or Kereco, as applicable. Rules 145(d)(2) and (3) generally provide that these limitations lapse for nonaffiliates of the Trust, AmalgamationCo, Bear Ridge and Kereco after a period of one or two years, depending upon whether information continues to be publicly available with respect to such entity.

Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer.

Subject to certain limitations, all holders of the Arrangement Securities received in the Arrangement may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of the Arrangement Securities following the Arrangement who are not affiliates of the Trust, AmalgamationCo, Bear Ridge or Kereco or who are affiliates of such entities solely by virtue of their status as an officer or director of such entity may, under the securities laws of the United States, resell their Arrangement Securities in an "offshore transaction" (which would include a sale through the TSX that is not pre-arranged with a U.S. buyer) if neither the seller nor any person acting on the seller's behalf engages in "directed selling efforts" in the United States and, in the case of a sale of Arrangement Securities by an officer or director who is an affiliate of the Trust, AmalgamationCo, Bear Ridge or Kereco, as applicable, solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker's commission. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Additional restrictions are applicable to a holder of Securities who will be an affiliate of the Trust, AmalgamationCo, Bear Ridge or Kereco other than by virtue of his or her status as an officer or director of such entity.

The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the Arrangement Securities received upon completion of the Arrangement. **All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.**

**Experts**

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Bennett Jones LLP, on behalf of Bear Creek, the Trust and Bear Ridge and Burnet, Duckworth & Palmer LLP, on behalf of Ketch and Kereco. As at December 16, 2004, the partners and associates of Bennett Jones LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Bear Creek Common Shares and less than 1% of the outstanding Ketch Common Shares. Martin Lambert and Noralee Bradley, partners of Bennett Jones LLP, will be a director and the corporate secretary, respectively, of AmalgamationCo and Martin Lambert will also be a director of Bear Ridge upon completion of the Arrangement. As at December 16, 2004, the partners and associates of Burnet, Duckworth & Palmer LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Ketch Common Shares and less than 1% of the outstanding Bear Creek Common Shares. Grant Zawalsky and Shannon Gangl, partners of Burnet Duckworth & Palmer LLP, will be a director and the corporate secretary, respectively, of Kereco upon completion of the Arrangement. GLJ as at the date hereof, holds none of the outstanding Bear Creek Common Shares or Ketch Common Shares.

## INFORMATION CONCERNING BEAR CREEK ENERGY LTD.

Bear Creek is a corporation incorporated pursuant to the provisions of the ABCA. Bear Creek is a public corporation which is engaged in the acquisition, exploration, development and production of crude oil and natural gas in Western Canada. Bear Creek is a reporting issuer or the equivalent thereof in the provinces of Alberta, British Columbia and Ontario and the Bear Creek Common Shares are listed and posted for trading on the TSX.

Bear Creek's registered office is at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7, and its head and principal office is at 1240, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of Bear Creek, 1240, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3, phone (403) 517-3703 or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance and Chief Financial Officer of Bear Creek at

the above-mentioned address and telephone number. Financial information respecting Bear Creek is provided in Bear Creek's financial statements and management's discussion and analysis.

The following documents of Bear Creek, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Bear Creek's Annual Information Form dated May 17, 2004;

2. the Management Information Circular of Bear Creek dated May 10, 2004 relating to the Annual and Special Meeting of Shareholders of Bear Creek held on June 11, 2004, excluding those portions thereof which appear under the headings *"Composition of the Compensation Committee"*, *"Report on Executive Compensation"* and *"Performance Graph"*;

3. the audited comparative consolidated financial statements of Bear Creek and the notes thereto for the year ended December 31, 2003, together with the Auditors' Report thereon;

4. management's discussion and analysis of the financial condition and operations of Bear Creek for the year ended December 31, 2003;

5. the unaudited comparative consolidated financial statements of Bear Creek for the nine months ended September 30, 2004;

6. management's discussion and analysis of the financial condition and operations of Bear Creek for the nine months ended September 30, 2004;

7. Bear Creek's material change report dated March 30, 2004 relating to an offering of Bear Creek Common Shares; and

8. Bear Creek's material change report dated November 15, 2004 with respect to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the Auditors' Report thereon, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Bear Creek with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Information Circular.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.**

**Price Range And Trading Volume of Bear Creek Common Shares**

The Bear Creek Common Shares are listed and posted for trading on the TSX under the symbol "BCK". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Bear Creek Common Shares on the TSX for the periods indicated (as quoted by the TSX) intraday:

| Period | High $ | Low $ | Volume |
|---|---|---|---|
| **2003** | | | |
| First Quarter | 3.00 | 2.10 | 279,847 |
| Second Quarter | 6.30 | 2.40 | 1,917,577 |
| Third Quarter | 5.25 | 3.60 | 336,070 |
| October | 4.20 | 3.70 | 336,700 |
| November | 4.00 | 3.50 | 132,500 |
| December | 4.05 | 3.70 | 3,757,930 |
| **2004** | | | |
| January | 4.60 | 3.90 | 1,449,550 |
| February | 4.75 | 4.05 | 1,698,740 |
| March | 5.50 | 4.51 | 1,255,890 |
| April | 5.45 | 5.00 | 75,100 |
| May | 5.70 | 5.25 | 481,950 |
| June | 5.70 | 4.25 | 1,029,670 |
| July | 5.70 | 5.36 | 1,177,010 |
| August | 6.00 | 5.30 | 550,130 |
| September | 6.85 | 5.40 | 839,800 |
| October | 9.00 | 6.55 | 4,753,030 |
| November | 8.98 | 7.45 | 5,569,070 |
| December (to December 17) | 8.55 | 7.62 | 1,273,370 |

Note:

(1) On December 19, 2003, Bear Creek closed a private placement of 800,000 Bear Creek Shares with flow-through tax benefits for gross proceeds of $4,040,000.

On October 26, 2004, the last completed trading day on which the Bear Creek Common Shares traded prior to announcement of the Arrangement, the closing price of the Bear Creek Common Shares was $7.45. On December 17, 2004 the closing price of the Bear Creek Common Shares was $8.39.

## INFORMATION CONCERNING KETCH RESOURCES LTD.

Ketch is a corporation incorporated and subsisting pursuant to the provisions of the ABCA. Ketch is a Calgary based oil and natural gas exploration and production company whose key business activities are focused in central and northwestern Alberta. Ketch's strategy is to create value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves, otherwise referred to as organic growth. Ketch targets areas and prospects that it believes can result in meaningful reserve and production additions. Ketch is a reporting issuer or the equivalent thereof in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and the Ketch Common Shares are listed and posted for trading on the TSX.

Ketch's registered office is at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, and its head and principal office is at 1100, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8.

Information has been incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of Ketch, 1100, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, phone (403) 213-3111 or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Information Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Vice President, Finance of Ketch at the above-mentioned address and telephone number. Financial information respecting Ketch is provided in Ketch's financial statements and management's discussion and analysis.

The following documents of Ketch, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Information Circular:

1. Ketch's Annual Information Form dated May 12, 2004;

2. the information circular – proxy statement of Ketch dated March 26, 2004 relating to the annual and special meeting of shareholders of Ketch held on May 12, 2004, excluding those portions thereof which appear under the headings *"Composition of Compensation Committee"*, *"Report of the Compensation Committee"* and *"Performance Graph"*;

3. the audited consolidated financial statements of Ketch as at December 31, 2003 and 2002 and for the year ended December 31, 2003 and for the three (3) months ended December 31, 2002 and the notes thereto, together with the Auditors' Report thereon;

4. management's discussion and analysis of the financial condition and operations of Ketch for the year ended December 31, 2003;

5. the unaudited comparative consolidated financial statements of Ketch for the nine months ended September 30, 2004;

6. management's discussion and analysis of the financial condition and operations of Ketch for the nine months ended September 30, 2004;

7. Ketch's material change report dated July 20, 2004 relating to an offering of Ketch Common Shares;

8. Ketch's material change report dated September 28, 2004 relating to its Fontas gas processing facility; and

9. Ketch's material change report dated November 5, 2004 with respect to the Arrangement.

Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the Auditors' Report thereon, and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by Ketch with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Information Circular and prior to the termination of this distribution shall be deemed to be incorporated by reference in this Information Circular.

**Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Circular.**

**Price Range And Trading Volume of Ketch Common Shares**

The Ketch Common Shares are listed and posted for trading on the TSX under the symbol "KER". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Ketch Common Shares on the TSX for the periods indicated (as quoted by the TSX) intraday:

| Period | High<br>$ | Low<br>$ | Volume |
|---|---|---|---|
| **2003** | | | |
| First Quarter | 5.74 | 3.50 | 11,214,820 |
| Second Quarter | 7.99 | 4.55 | 15,129,190 |
| Third Quarter | 7.45 | 6.15 | 8,228,150 |
| October | 7.82 | 6.25 | 5,439,080 |
| November | 8.39 | 7.44 | 676,180 |
| December | 9.20 | 8.00 | 2,245,330 |

| Period | High $ | Low $ | Volume |
|---|---|---|---|
| **2004** | | | |
| January | 10.90 | 8.90 | 2,742,330 |
| February | 10.50 | 9.35 | 750,090 |
| March | 10.43 | 9.50 | 1,793,190 |
| April | 10.90 | 9.75 | 1,414,480 |
| May | 10.98 | 9.55 | 1,685,770 |
| June | 11.99 | 9.85 | 1,755,270 |
| July | 12.74 | 10.75 | 1,261,590 |
| August | 12.50 | 11.25 | 1,819,860 |
| September | 13.75 | 11.50 | 3,502,820 |
| October | 16.25 | 12.51 | 8,045,460 |
| November | 17.99 | 14.80 | 5,053,550 |
| December (to December 17) | 17.39 | 15.19 | 1,777,288 |

Notes:

(1) On June 26, 2003, Ketch closed a private placement of 2,000,000 Ketch Common Shares for gross proceeds of $14,400,000.

(2) On November 20, 2003, Ketch closed a private placement of 850,000 Ketch Common Shares with flow-through tax benefits for gross proceeds of $7,900,000.

(3) On December 23, 2003, Ketch closed a private placement of 1,300,000 Ketch Common Shares, 300,000 of which had flow-through tax benefits, for $12,300,000.

(4) On August 17, 2004, Ketch closed a private placement of 7,800,000 Ketch Common Shares with flow-through tax benefits for gross proceeds of $7,800,000.

On October 26, 2004, the last completed trading day on which the Ketch Common Shares traded prior to announcement of the Arrangement, the closing price of the Ketch Common Shares was $14.70. On December 17, 2004 the closing price of the Ketch Common Shares was $16.85.

## INFORMATION CONCERNING ACQUISITIONCO #1

AcquisitionCo #1 will be incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C and AcquisitionCo #1 Notes required for implementing the Arrangement. The head and principal office of AcquisitionCo #1 will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The Trust will own all of the issued and outstanding common shares in the capital of AcquisitionCo #1. As part of the Arrangement, AcquisitionCo #1 will amalgamate with Bear Creek, Ketch and AcquisitionCo #2 to form AmalgamationCo.

## INFORMATION CONCERNING ACQUISITIONCO #2

AcquisitionCo #2 will be incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement, including creating and issuing the AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z and AcquisitionCo #2 Notes required for implementing the Arrangement. The head and principal office of AcquisitionCo #2 will be located at 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 and its registered office will be located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7. The Trust will own all of the issued and outstanding common shares in the capital of AcquisitionCo #2. As part of the Arrangement, AcquisitionCo #2 will amalgamate with Bear Creek, Ketch and AcquisitionCo #1 to form AmalgamationCo.

## INFORMATION CONCERNING BEAR RIDGE FINCO

Bear Ridge Finco is a Canadian controlled private corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. The head and principal office of Bear Ridge Finco is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 and its registered office is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7. There is currently one issued and outstanding Bear Ridge Common Share which was issued to its incorporator.

## INFORMATION CONCERNING KERECO FINCO

Kereco Finco is a Canadian controlled private corporation incorporated pursuant to the provisions of the ABCA for purposes of participating in the Arrangement. The head and principal office of Kereco Finco is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. There is currently one issued and outstanding Kereco Finco Common Share which was issued to its incorporator.

## INFORMATION CONCERNING KETCH RESOURCES TRUST

The Trust is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 300, 440 – 2nd Avenue S.W., Calgary, Alberta T2P 5E9. AcquisitionCo #1 and AcquisitionCo #2 are currently wholly-owned subsidiaries of the Trust and upon the Arrangement becoming effective Bear Creek, Ketch, AcquisitionCo #1 and AcquisitionCo #2 will amalgamate to form AmalgamationCo which will become a subsidiary of the Trust.

Trust Unitholders will be the sole beneficiaries of the Trust. Valiant Trust Company is the initial trustee of the Trust.

The Trust's mandate will be to generate stable monthly distributions of cash to Unitholders by focusing on low cost operations and the active development of its property base. The Trust is expected to have 2005 average production of approximately 12,500 boe/d. Current production of the Trust's assets is approximately 10,100 boe/d. An additional 2,000 boe/d is awaiting tie-in. As at October 1, 2004 GLJ has estimated that the Trust's proved plus probable reserves are 23.7 mmboe, resulting in an effective RLI of approximately 7.2 years, based on September production. These assets are characterized by high operating netbacks of approximately $25.70/boe based on commodity prices of US$38.00/bbl for oil and C$6.50/GJ for natural gas and an exchange rate of 0.80 US$/C$ and low operating costs of approximately $6.00 per boe. The Trust's high level of operatorship of over 75% is expected to maintain this attractive cost structure.

At closing, the Trust is expected to have approximately $73 million of net debt (subject to adjustment for capital spending to closing) and sufficient unused debt capacity to position the Trust to actively exploit its inventory of drill-ready low risk development opportunities.

The Trust will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix I, *"Information Concerning Ketch Resources Trust"* for a description of the Trust and its securities.

## INFORMATION CONCERNING BEAR RIDGE RESOURCES LTD.

Bear Ridge will be the private corporation organized pursuant to the provisions of the ABCA and will either be 1142362 Alberta Ltd. if the Bear Ridge Come-Along Agreement is not consummated or CanSubCo if the Bear Ridge Come-Along is consummated.

Under the Arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the Goodwin, Sakwatamau, Edson, Highvale/Gunn and Peace River Arch areas. Current production is approximately 450 boe/d and is expected to grow to 1,000 boe/d in 2005, comprised of 4.5 mmcf/d of natural gas and 276 bbls/d of crude oil and liquids, based on an initial capital program of $16 million. Bear Ridge will also contain approximately 32,000 net acres of undeveloped land on which a sizeable prospect inventory has been identified. Bear Ridge (after the Arrangement) will have a strong consolidated balance sheet with $2 million of positive working capital, subject to adjustment for capital spending to closing, approximately $21 million in tax pools and approximately 16.0 million Bear Ridge Common Shares and 3.4 million Bear Ridge Preferred Shares outstanding and 2.8 million Bear Ridge Warrants outstanding. The foregoing amounts do not give effect to the transactions contemplated by the Bear Ridge Come-Along Agreement which would add approximately $200,000 cash to working capital, at least $71 million in additional federal tax pools, loss carry forwards and investment tax credits (tax pools and loss carry forwards for provincial tax purposes should be at least $41 million) and Bear Ridge will have approximately 2.9 million additional Bear Ridge Preferred Shares and approximately 0.7 million additional Bear Ridge Common Shares outstanding.

The management team of Bear Ridge will be comprised of executives from Bear Creek and will be led by Douglas Hibbs as President, with Russell Tripp as Executive Chairman. In addition to Mr. Tripp, the Board of Directors of Bear Ridge will include John Howard, Martin Lambert, Garry Tanner and David Ambedian, all of whom are independent of management of Bear Ridge.

Following the Arrangement, the head and principal office of Bear Ridge will be located at 1240, 407 – 2nd Street S.W., Calgary, Alberta, T2P 2Y3 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7. See Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*.

Bear Ridge will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix G *"Information Concerning Bear Ridge Resources Ltd."* for a detailed description of Bear Ridge and its assets.

## INFORMATION CONCERNING KERECO ENERGY LTD.

Kereco will be organized pursuant to the provisions of the ABCA and will either be a newly formed corporation with no assets or liabilities, if the Kereco Come-Along Agreement is not consummated, or the corporation resulting from the amalgamation of 909612 and 911150 prior to the Effective Date if the Kereco Come-Along Agreement is consummated.

Under the Arrangement, Kereco will receive certain of Ketch's producing assets and undeveloped lands in the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations. At closing, Kereco will have $2 million of net debt prior to taking into account the $6 million of cash received in the Kereco Initial Private Placement and prior to capital spending on the Kereco Assets to closing, an attractive tax horizon with approximately $95 million in tax pools and approximately 17,587,471 Kereco Common Shares, 2,307,692 Kereco Non-Voting Shares and 1,920,000 Kereco Warrants outstanding.

Kereco will be managed by the current executives of Ketch and will be led by Grant Fagerheim as CEO. In addition to Mr. Fagerheim, the Board of Directors will include Daryl Birnie, C. Keith Caldwell, J. Paul Charron, Barry M. Heck, Gerry Romanzin and Grant Zawalsky.

Following the Arrangement, the head and principal office of Kereco will be located at 1100, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and its registered office is located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Kereco will become a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Reference is made to Appendix H, *"Information Concerning Kereco Energy Ltd."* for a detailed description of Ketch and its assets.

## OTHER MATTERS CONSIDERED IN THE REORGANIZATION RESOLUTIONS

### Approval of the Restricted Unit and Performance Unit Incentive Plan of the Trust

By approving the Reorganization Resolutions, the Bear Creek Securityholders and the Ketch Securityholders will be approving the adoption by the Trust of a restricted unit and performance unit incentive plan (the "Trust Incentive Plan"). The purpose of the Trust Incentive Plan is to afford directors, officers, employees of, and consultants and other service providers to, the Trust and its subsidiaries, including AmalgamationCo (collectively "Trust Service Providers"), an opportunity to obtain a proprietary interest in the Trust by permitting them to earn Trust Units and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with the Trust. The total number of Trust Units issuable under the Trust Incentive Plan shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. The Trust Incentive Plan consists of the granting of restricted trust units (the "Restricted Units") and performance trust units (the "Performance Units") to Trust Service Providers, from time to time by the board of directors of AmalgamationCo, at its sole discretion, provided that the aggregate number of Restricted Units and Performance Units granted to any single Trust Service Provider shall not exceed 5% of the issued and outstanding Trust Units. The number of Trust Units issuable pursuant to the Trust Incentive Plan to non-management directors will be limited to a maximum of 0.5% of the issued and outstanding Trust Units. A copy of the Restricted Unit and Performance Unit Incentive Plan is set out in Appendix L to this Information Circular.

The Trust Incentive Plan is a phantom full-value unit plan using the value of Trust Units as the basis for the granting of Restricted Units and Performance Units. Each Restricted Unit and Performance Unit is equal in value to one Trust Unit.

Eligible Trust Service Providers will receive grants of Restricted Units which vest annually over a three-year period and, upon vesting, entitle the Trust Service Provider to receive the number of Trust Units designated by the Restricted Unit plus the value of the accumulated distributions on the vested Restricted Units.

Eligible Trust Service Providers will receive target level grants of Performance Units which would be settled at the end of a maximum of a three (3) year term for each grant (a "Performance Period"). The target grant of Performance Units will be made at the beginning of the first year of the Performance Period and payout determinations will be made after the end of the Performance Period relating to such Performance Units. Vesting of Performance Units will be based on time and performance conditions. Trust Service Providers must provide services to the Trust for the full Performance Period to qualify for awards (with the exception of involuntary termination, disability, retirement or death).

Actual payouts under the Performance Units will depend on performance against selected performance measures ("Performance Measures") which will determine a performance factor ("Performance Factor"). The board of directors of AmalgamationCo will select the Performance Measures at the date of grant of Performance Units and will include relative total unitholder return (calculated as the sum of changes in the Trust Unit price and cumulative distributions on a reinvested basis over the Performance Period as compared against a peer group of Canadian oil and gas royalty trusts) and may include absolute total unitholder return (defined as the sum of changes in the Trust Unit price and cumulative distribution over the Performance Period). A target level of performance ("Performance Targets") will be set for each grant which will provide for target level payouts for outstanding Performance Units. Target level performance against the Performance Targets would result in a Performance Factor of one (1.0). Actual performance exceeding target level performance will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below target level performance will result in a lower Performance Factor and therefore lower than target level payouts. The final award could therefore be larger or smaller than the target grant of Performance Units depending on the Trust's actual performance over each Performance Period.

Payouts from the grant of Performance Units would equal the value of the Performance Factor adjusted number of Performance Units multiplied by the fair market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period.

Payouts under the Trust Incentive Plan may be in cash or Trust Units or some combination thereof at the discretion of the board or directors of AmalgamationCo.

The Trust Incentive Plan is subject to the approval of the TSX and no awards on Restricted Units or Performance Units which are granted prior to the receipt of such approval may be paid until such approval has been received.

The policies of the TSX require that the Trust Incentive Plan be approved every three years (i) by a majority of the Trust's directors and by all its unrelated directors and (ii) by Unitholders, except that insiders of the Trust entitled to receive a benefit under the Trust Incentive Plan will not be eligible to vote their Trust Units in respect of such approval.

**Approval of the Bear Ridge Stock Option Plan and the Bear Ridge Special Performance Unit Plan**

By approving the Reorganization Resolutions, the Bear Creek Securityholders and the Ketch Securityholders will be approving the adoption by Bear Ridge of a stock option plan (the "Bear Ridge Stock Option Plan") and a special performance unit plan (the "Bear Ridge Special Performance Unit Plan" and together with the Bear Ridge Stock Option Plan the "Bear Ridge Share Compensation Arrangements"). The purpose of the Bear Ridge Share Compensation Arrangements is to afford directors, officers, employees of, and consultants and other service providers, to Bear Ridge, an opportunity to obtain a proprietary interest in Bear Ridge by permitting them to purchase Bear Ridge Common Shares and to aid in attracting as well as retaining and encouraging the continued involvement of such persons with Bear Ridge. The total number of Bear Ridge Common Shares issuable under the Bear Ridge Share Compensation Arrangements shall not exceed a number of Bear Ridge Common Shares equal to 10% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares from time to time. A copy of each of the Bear Ridge Stock Option Plan and the Bear Ridge Special Performance Unit Plan is set out in Appendix J to this Information Circular.

The proposed Bear Ridge Stock Option Plan is substantially the same as the existing stock option plan of Bear Creek and is in accordance with the policies of the TSX on listed company share incentive arrangements. Under the Bear Ridge Stock Option Plan, stock options ("Bear Ridge Options") may be issued to directors, officers, employees of, and consultants and other service providers to, Bear Ridge in such numbers and with vesting provisions as the board of directors of Bear Ridge may determine. The exercise price of Bear Ridge Options shall not be less than the "market price" of the Bear Ridge Common Shares at the date of granting such option. For purposes of the Bear Ridge Stock Option Plan, "market price" means the closing market price of the Bear Ridge Common Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Bear Ridge Common Shares traded on the TSX. The term of each Bear Ridge Option shall be determined by the board of directors of Bear Ridge provided no Bear Ridge Option shall be exercisable for a period exceeding ten (10) years from the date the Bear Ridge Option is granted.

At or after the time that any Bear Ridge Option may be exercised by an optionee, the optionee may elect to surrender, in whole or in part, his or her rights under any Bear Ridge Option by written notice given to the Corporation stating that such optionee wishes to surrender his or her Bear Ridge Option in exchange for a payment by Bear Ridge of a cash amount per Bear Ridge Common Share under option equal to the difference between the exercise price of the Bear Ridge Option and the closing price of the Bear Ridge Common Shares on the TSX on the trading day prior to such exercise. The board of directors of Bear Ridge has the sole discretion to consent to or disapprove of the election of the optionee to receive cash. If the board of directors of Bear Ridge disapproves of the election, the optionee may (i) exercise the Bear Ridge Option by payment to Bear Ridge of the exercise price thereof or (ii) retract the request to exercise such Bear Ridge Option.

Under the Bear Ridge Special Performance Unit Plan, share units ("Bear Ridge SPUs") will be issued on the Effective Date to directors, officers, employees of, and consultants and other service providers to, Bear Ridge in an amount equal to 6% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares after giving effect to the Arrangement. Each Bear Ridge SPU will be exercisable for a price of $0.01 per share and will be convertible into the percentage of a Bear Ridge Common Share equal to the closing trading price of the Bear Ridge Common Shares on the TSX or such other stock exchange on which the Bear Ridge Common Shares are listed on the trading day prior to such conversion (the "Bear Ridge Closing Price") less $1.175, if positive, divided by the Bear Ridge Closing Price. The Bear Ridge SPUs will be granted on a one-time basis on the Effective Date and shall vest and become exercisable as to 1/3 on each of the first, second and third anniversary dates of the Effective Date so long as the holder is a director, officer, employee of, or consultant or other service provider to, Bear Ridge or a Subsidiary on such date. At each such date, holders of Bear Ridge SPUs have 30 days within which to exercise their vested and exercisable Bear Ridge SPUs and if such exercisable Bear Ridge SPUs are not exercised by the holder thereof within such 30 day period they shall expire and terminate. Upon a holder ceasing to be a director, officer, employee of, or consultant or other service provider to, Bear Ridge, Bear Ridge may, subject to applicable law, redeem each Bear Ridge SPU at a redemption price of $0.01 per Bear Ridge SPU. If the Bear Ridge Closing Price less $1.175 is not positive on any conversion date, Bear Ridge will, subject to applicable law, redeem the Bear Ridge SPUs that

would have otherwise been converted at a redemption price of $0.01 per Bear Ridge SPU. In the event that Bear Ridge is unable to pay the redemption price in accordance with applicable law, the Bear Ridge SPUs which were to be redeemed, will be cancelled and the holders will only have the right to receive $0.01 per Bear Ridge SPU. The maximum term for Bear Ridge SPUs is three years. Bear Ridge Common Shares reserved for issuance under the Bear Ridge Special Performance Unit Plan but which are not issued thereunder will be available for issuance pursuant to the Bear Ridge Stock Option Plan.

At no time will any one person be entitled to Bear Ridge Options and Bear Ridge SPUs exceeding 5% of the issued and outstanding Bear Ridge Common Shares. Furthermore, Bear Ridge Options and Bear Ridge SPUs granted to insiders of Bear Ridge within a one year period will not exceed 10% of the issued and outstanding Bear Ridge Common Shares, Bear Ridge Options and Bear Ridge SPUs granted to any one insider and such insider and its associates within a one year period will not exceed 5% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Options and Bear Ridge SPUs granted to non-management directors of Bear Ridge will not exceed 1% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares.

The policies of the TSX require that the Bear Ridge Stock Option Plan be approved every three years (i) by a majority of Bear Ridge's directors and by all of its unrelated directors and (ii) by Bear Ridge Shareholders, except that insiders of Bear Ridge entitled to receive a benefit under the Bear Ridge Stock Option Plan will not be eligible to vote their Bear Ridge Common Shares in respect of such approval.

**Approval of the Kereco Stock Option Plan**

By approving the Reorganization Resolutions, the Bear Creek Securityholders and Ketch Securityholders will be approving the adoption by Kereco of a stock option plan (the "Kereco Stock Option Plan") which will authorize the Kereco board of directors to issue stock options to certain directors, officers, key employees and consultants and, certain other persons providing services on an ongoing basis to Kereco and its Subsidiaries. A copy of the Kereco Shares Option Plan is set out in Appendix K to this Information Circular.

The proposed Kereco Stock Option Plan is substantially the same as Ketch's existing stock option plan. Initially, the Kereco Stock Option Plan will authorize Kereco's board of directors to grant a total of 1,989,516 stock options which will represent 10% of the aggregate of the 17,587,472 outstanding Kereco Common Shares and the 2,307,693 outstanding Kereco Non-Voting Shares (the "Total Outstanding Shares") to purchase Kereco Common Shares. At any time, the number of Kereco Common Shares reserved or granted from time to time for options shall not be more than 10% of the aggregate number of the then issued and outstanding Total Outstanding Shares. The Kereco Common Shares in respect of which stock options are not exercised shall be available for subsequent stock options grants. The term of options granted shall be determined by the board of directors of Kereco in its discretion, to a maximum of 10 years from the date of the grant.

The aggregate number of Kereco Common Shares reserved for issuance to any one person under the Kereco Stock Option Plan shall not exceed 5% of the Total Outstanding Shares. In addition, no more than 10% of the outstanding Total Outstanding Shares may be reserved for issuance, or issuable within one year, at any time for insiders under the Kereco Stock Option Plan, together with all other established or proposed share compensation arrangements of Kereco. The Kereco Stock Option Plan also provides that the aggregate number of Kereco Common Shares issued to any one insider and such insider's associates pursuant to the Kereco Stock Option Plan and all other share compensation arrangements of Kereco, within a one year period, shall not exceed 5% of the Total Outstanding Shares and that the number of Kereco Common Shares reserved for issuance, or issuable within one year, pursuant to the Kereco Stock Option Plan and all other established or proposed share compensation arrangements of Kereco, to non-management directors shall not exceed one percent (1%) of the Total Outstanding Shares.

The Kereco Shares Option Plan also provides that optionees have the right (the "Put Right") to request that Kereco purchase each of their vested Kereco Options for a price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date (the "Notice Date") of receipt of written notice of exercise (the "Put Notice") by Kereco, over the exercise price for each option being purchased under the Put Right. Upon the exercise of the Put Right, Kereco will cause to be delivered to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, the board of directors, or any committee of the board of directors to whom the operation of the Kereco Shares Option Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of the Kereco Stock Option Plan, the Current Market Price means the closing price of the Kereco Common Shares on the last trading day prior to the Notice Date on which at least one board lot is traded as reported by the TSX.

**Approval of Bear Ridge Initial Private Placement**

By approving the Reorganization Resolutions, the Bear Creek Securityholders and Ketch Securityholders will be approving the Bear Ridge Initial Private Placement of up to 3,404,256 Bear Ridge Finco Common Shares (which will be exchanged for Bear Ridge Preferred Shares pursuant to the Arrangement) at a price of $1.175 per share and up to 2,857,143 Bear Ridge Finco Warrants with an exercise price of $1.41 per warrant (each of which will entitle the holder to acquire one (1) Bear Ridge Preferred Share following the Arrangement, in accordance with its terms) to certain employees, contractors, officers and directors of Bear Ridge and those providing services to Bear Ridge pursuant to the Technical Services Agreement (the "Bear Ridge Service Providers").

The purpose of the Bear Ridge Initial Private Placement is: (a) to allow Bear Ridge Service Providers to increase their ownership position in Bear Ridge, at a fair price and in a manner which encourages continued employment; (b) to align the interests of holders of Bear Ridge Common Shares and Bear Ridge Service Providers through the capital commitment being made under the Bear Ridge Initial Private Placement by Bear Ridge Service Providers; (c) to allow Bear Ridge to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to Bear Ridge for use in its exploration and development program. The Board of Directors of Bear Creek and Ketch believe that the Bear Ridge Initial Private Placement is important to Bear Ridge to retain key Bear Ridge Service Providers.

The price at which the Bear Ridge Finco Common Shares will be sold and the exercise price of the Bear Ridge Finco Warrants is based on the Bear Ridge Common Share net asset value which has been determined to be $1.175 based on the following factors: (a) the Bear Ridge Engineering Report to value the oil, NGL and natural gas interests forming part of the Bear Ridge Assets being transferred to Bear Ridge as part of the Arrangement; (b) the undeveloped land associated with non-producing areas transferred to Bear Ridge as part of the Arrangement valued at $100 per acre; and (c) debt assumed by Bear Ridge pursuant to the Arrangement of $2.0 million. The following table reflects the determination of the Bear Ridge net asset value as part of the Arrangement as of the date hereof based on such information. See Appendix G, *"Information Concerning Bear Ridge Resources Ltd."*.

| Net Asset Value per Bear Ridge Common Share | As at October 1, 2004 |
|---|---|
| Proved plus probable reserves [(1)] | 17,541,000 |
| Undeveloped land | 3,200,000 |
| Assumption of debt | (2,000,000) |
| Bear Ridge net asset value | 18,741,000 |
| Bear Ridge Common Shares outstanding prior to giving effect to the Bear Ridge Initial Private Placement [(2)] | 16,048,826 |
| Net Asset Value per Bear Ridge Common Share | $ 1.175 |

Notes:

(1) Represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the Bear Ridge Assets as at October 1, 2004, less abandonment liability adjustment.

(2) Represents the number of Bear Ridge Common Shares expected to be outstanding upon completion of the Arrangement.

The Bear Ridge Preferred Shares received under the Arrangement in exchange for the Bear Ridge Finco Common Shares subscribed for will be subject to a contractual hold period. One-third of the Bear Ridge Preferred Shares will be eligible for sale on the first anniversary of the Effective Date. An additional one-third of the Bear Ridge Preferred Shares will be eligible for sale on the second anniversary of the Effective Date and the balance of the Bear Ridge Preferred Shares will be eligible for sale on the third anniversary of the Effective Date.

For a period ending 18 months following the Effective Date, Bear Ridge shall have the right to purchase all escrowed Bear Ridge Preferred Shares at a price of $1.175 per Bear Ridge Preferred Share from any subscriber who voluntarily ceases to be a Bear Ridge Service Provider or is terminated with cause as a Bear Ridge Service Provider.

Fifty (50%) percent of the Bear Ridge Finco Warrants will vest on the second anniversary of the Effective Date and will expire on the third anniversary of the Effective Date. The balance of the Bear Ridge Finco Warrants will vest on the third anniversary of the Effective Date and will expire on the fourth anniversary of the Effective Date. Any Bear Ridge Finco Warrants held by a subscriber who voluntarily ceases to be a Bear Ridge Service Provider or is terminated with cause as a Bear Ridge Service Provider shall lose all unvested Bear Ridge Finco Warrants. Such Bear Ridge Finco Warrants will be available for reallocation to existing or new Bear Ridge Service Providers, as determined by the board of directors of Bear Ridge at its discretion.

**Approval of Kereco Initial Private Placement**

By approving the Reorganization Resolutions, the Bear Creek Securityholders and Ketch Securityholders will be approving the Kereco Initial Private Placement of up to 2,307,693 Kereco Finco Common Shares (which will be exchanged for Kereco Non-Voting Common Shares pursuant to the Arrangement) at a price of $2.60 per share and up to 1,920,000 Kereco Finco Warrants with an exercise price of $3.12 per warrant (each of which will entitle the holder to acquire one (1) Kereco Non-Voting Common Share following the Arrangement, in accordance with its terms) to certain employees, contractors, officers and directors of Kereco (the "Kereco Service Providers"). Participants in the Bear Ridge Initial Private Placement or the Trust Initial Private Placement will not be eligible to participate in the Kereco Initial Private Placement.

The purpose of the Kereco Initial Private Placement is: (a) to allow Kereco Service Providers to increase their ownership position in Kereco, at a fair price and in a manner which encourages continued employment; (b) to align the interests of holders of Kereco Common Shares and Kereco Service Providers through the capital commitment being made under the Kereco Initial Private Placement by Kereco Service Providers; (c) to allow Kereco to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to Kereco for use in its exploration and development program. The Board of Directors of Bear Creek and Ketch believe that the Kereco Initial Private Placement is important to Kereco to retain key Kereco Service Providers.

The price at which the Kereco Finco Common Shares will be sold and the exercise price of the Kereco Finco Warrants is based on the Kereco Common Share net asset value which has been determined to be $2.60 based on the following factors: (a) the Kereco Engineering Report to value the oil, NGL and natural gas interests forming part of the Kereco Assets being transferred to Kereco as part of the Arrangement; (b) the undeveloped land associated with non-producing areas transferred to Kereco as part of the Arrangement valued at $100 per acre; and (c) debt assumed by Kereco pursuant to the Arrangement of $3.0 million. The following table reflects the determination of the Kereco net asset value as part of the Arrangement as of the date hereof based on such information. See Appendix H, *"Information Concerning Kereco Resources Ltd."*.

| Net Asset Value per Kereco Common Share | As at October 1, 2004 |
|---|---|
| Proved plus probable reserves [(1)] | 38,815,000 |
| Undeveloped land | 5,899,000 |
| Assumption of debt | (3,000,000) |
| Kereco net asset value | 41,714,000 |
| Kereco Common Shares outstanding prior to giving effect to the Kereco Initial Private Placement [(2)] | 16,048,826 |
| Net Asset Value per Kereco Common Share | $ 2.60 |

Notes:

(1) Represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the Kereco Assets as at October 1, 2004.

(2) Represents the number of Kereco Common Shares expected to be outstanding upon completion of the Arrangement.

The Kereco Non-Voting Common Shares received under the Arrangement in exchange for the Kereco Finco Common Shares subscribed for will be subject to a contractual hold period. One-third of the Kereco Non-Voting Common Shares will be eligible for sale on the first anniversary of the Effective Date. An additional one-third of the Kereco Non-Voting Common Shares will be eligible for sale on the second anniversary of the Effective Date and the balance of the Kereco Non-Voting Common Shares will be eligible for sale on the third anniversary of the Effective Date.

For a period ending 18 months following the Effective Date, Kereco shall have the right to purchase all escrowed Kereco Non-Voting Common Shares at a price of $2.60 per Kereco Non-Voting Common Share from any subscriber who voluntarily ceases to be a Kereco Service Provider or is terminated with cause as a Kereco Service Provider.

Fifty (50%) percent of the Kereco Finco Warrants will vest on the second anniversary of the Effective Date and will expire on the third anniversary of the Effective Date. The balance of the Kereco Finco Warrants will vest on the third anniversary of the Effective Date and will expire on the fourth anniversary of the Effective Date. Any Kereco Finco Warrants held by a subscriber who voluntarily ceases to be a Kereco Service Provider or is terminated with cause as a Kereco Service Provider shall lose all unvested Kereco Finco Warrants. Such Kereco Finco Warrants will be available for reallocation to existing or new Kereco Service Providers, as determined by the board of directors of Kereco at its discretion.

**Approval of the Trust Initial Private Placement**

By approving the Reorganization Resolutions, the Bear Creek Securityholders and Ketch Securityholders will be approving the Trust Initial Private Placement of up to 486,111 Trust Units at a price of $7.20 per unit and up to 486,111 Trust Warrants with an exercise price of $8.64 per warrant (each of which will entitle the holder to acquire one (1) Trust Unit following the Arrangement, in accordance with its terms) to certain employees, contractors, officers and directors of the Trust and AmalgamationCo (the "Trust Service Providers").

The purpose of the Trust Initial Private Placement is: (a) to allow Trust Service Providers to increase their ownership position in the Trust, at a fair price and in a manner which encourages continued employment; (b) to align the interests of holders of Trust Units and Trust Service Providers through the capital commitment being made under the Trust Initial Private Placement by Trust Service Providers; (c) to allow the Trust to meet the challenges in retaining qualified personnel in a very competitive employment market; and (d) to provide additional capital to the Trust for use in its exploration and development program. The Board of Directors of Bear Creek and Ketch believe that the Trust Initial Private Placement is important to the Trust to retain key Trust Service Providers.

The price at which the Trust Units will be sold and the exercise price of the Trust Warrants is based on the Trust net asset value which has been determined to be $7.20 based on the following factors: (a) the Trust Engineering Report to value the oil, NGL and natural gas interests to be held by AmalgamationCo following the Arrangement; (b) the undeveloped land associated with non-producing areas to be held by AmalgamationCo following the Arrangement valued at $75 per acre; and (c) debt held by AmalgamationCo following the Arrangement of $73 million, subject to adjustment for capital spending to closing. The following table reflects the determination of the Trust net asset value as part of the Arrangement as of the date hereof based on such information. See Appendix I, *"Information Concerning Ketch Resources Trust"*.

| Net Asset Value per Trust Unit | As at October 1, 2004 |
|---|---|
| Proved plus probable reserves [(1)] | 346,062,000 |
| Undeveloped land | 16,011,000 |
| Assumption of debt | (73,000,000) |
| Trust net asset value | 289,073,000 |
| Trust Units outstanding prior to giving effect to the Trust Initial Private Placement [(2)] | 40,122,065 |
| Net Asset Value per Trust Unit | $ 7.20 |

Notes:

(1) Represents the discounted (present value discounted at 10%) future net revenue before taxes for the proven plus probable reserves of the assets of the Trust as at October 1, 2004.

(2) Represents the number of Trust Units expected to be outstanding upon completion of the Arrangement.

The Trust Units subscribed for will be subject to a contractual hold period. One-third of the Trust Units will be eligible for sale on the first anniversary of the Effective Date. An additional one-third of the Trust Units will be eligible for sale on the second anniversary of the Effective Date and the balance of the Trust Units will be eligible for sale on the third anniversary of the Effective Date.

For a period ending 18 months following the Effective Date, AmalgamationCo shall have the right to purchase all escrowed Trust Units at a price of $7.20 per Trust Unit from any subscriber who voluntarily ceases to be a Trust Service Provider or is terminated with cause as a Trust Service Provider.

Fifty (50%) percent of the Trust Warrants will vest on the first anniversary of the Effective Date and will expire on the second anniversary of the Effective Date. The balance of the Trust Warrants will vest on the second anniversary of the Effective Date and will expire on the third anniversary of the Effective Date. Any Trust Warrants held by a subscriber who voluntarily ceases to be a Trust Service Provider or is terminated as a Trust Service Provider shall lose all unvested Trust Warrants. Such Trust Warrants will be available for reallocation to existing or new Trust Service Providers, as determined by the board of directors of AmalgamationCo at its discretion.

## GENERAL PROXY MATTERS

### Solicitation of Proxies

**This Information Circular is furnished in connection with the solicitation of proxies by the management of Bear Creek to be used at the Bear Creek Meeting and by management of Ketch to be used at the Ketch Meeting.** Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Bear Creek and Ketch who will be specifically remunerated therefor. All costs of the solicitation for the Bear Creek Meeting will be borne by Bear Creek and all costs of the solicitation for the Ketch Meeting will be borne by Ketch. Each of Bear Creek and Ketch have made the decision not to engage proxy solicitation agents to encourage the return of completed proxies by Securityholders and to solicit proxies in favour of the applicable Reorganization Resolution.

### Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for holders of Bear Creek Securities and a form of proxy for of holders of Ketch Securities.

The Persons named in the enclosed forms of proxy are directors and officers of Bear Creek or Ketch, as applicable. **A Securityholder desiring to appoint a Person (who need not be a Securityholder) to represent such Securityholder at a Meeting other than the Persons designated in the applicable accompanying form of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, at 310, 606 – 4th Street S.W., Calgary Alberta, T2P 1T1 in the case of Bear Creek Securityholders or to Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 in the case of Ketch Securityholders.** The applicable form of proxy must be received by Valiant Trust Company or Computershare Trust Company of Canada, as applicable, by 4:30 p.m. (Calgary time) on the first business day prior to the date of the Meetings or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Securityholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Securityholder or by his attorney duly authorized in writing or, if the Securityholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company or Computershare Trust Company of Canada, as applicable, on or before the last Business Day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Bear Creek Meeting or Ketch Meeting, as applicable, on the day of the Bear Creek Meeting or Ketch Meeting, as applicable, or any adjournment thereof.

The Bear Creek Record Date for determination of Bear Creek Securityholders entitled to receive notice of and to vote at the Bear Creek Meeting is November 29, 2004. Only Bear Creek Shareholders whose names have been entered in the registers of the Bear Creek Shareholders on the close of business on the Bear Creek Record Date and holders of Bear Creek Common Shares issued by Bear Creek after the Bear Creek Record Date and prior to the Bear Creek Meeting will be entitled to receive notice of and to vote at the Bear Creek Meeting, provided that, to the extent a holder of Bear Creek Common Shares transfers the ownership of any Bear Creek Common Shares after the Bear Creek Record Date and the transferee of those Bear Creek Common Shares establishes ownership of such Bear Creek Common Shares and demands, not later than 10 days before the

Bear Creek Meeting, to be included in the list of holders of Bear Creek Common Shares, as the case may be, eligible to vote at the Bear Creek Meeting, such transferee will be entitled to vote those Bear Creek Common Shares at the Bear Creek Meeting. Bear Creek Options and Bear Creek Warrants that have been exercised, cancelled or otherwise terminated prior to the Bear Creek Meeting cannot be voted at the Bear Creek Meeting.

The Ketch Record Date for determination of Ketch Securityholders entitled to receive notice of and to vote at the Ketch Meeting is November 29, 2004. Only Ketch Shareholders whose names have been entered in the registers of the Ketch Shareholders on the close of business on the Ketch Record Date and holders of Ketch Common Shares issued by Ketch after the Ketch Record Date and prior to the Ketch Meeting will be entitled to receive notice of and to vote at the Ketch Meeting, provided that, to the extent a holder of Ketch Common Shares transfers the ownership of any Ketch Common Shares after the Ketch Record Date and the transferee of those Ketch Common Shares establishes ownership of such Ketch Common Shares and demands, not later than 10 days before the Ketch Meeting, to be included in the list of holders of Ketch Common Shares, as the case may be, eligible to vote at the Ketch Meeting, such transferee will be entitled to vote those Ketch Common Shares at the Ketch Meeting. Ketch Options and Ketch Warrants that have been exercised, cancelled or otherwise terminated prior to the Ketch Meeting cannot be voted at the Ketch Meeting.

**Signature of Proxy**

The form of proxy must be executed by the Securityholder or his or her attorney authorized in writing, or if the Securityholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Bear Creek or Ketch, as applicable).

**Voting of Proxies**

The Persons named in the accompanying forms of proxy will vote the Securities in respect of which they are appointed in accordance with the direction of the Securityholder appointing them. **In the absence of such direction, such Securities will be voted FOR the approval of the applicable Reorganization Resolution.**

If the terms and conditions of the Bear Ridge Come-Along Agreement are not satisfied, the Persons named in the accompanying forms of proxy have the discretion, and intend, to vote for the Reorganization Resolutions, with such amendments to the Plan of Arrangement as are necessary to effect the Arrangement with 1142362 as a party thereto, as described in this Information Circular. Furthermore, if the terms and conditions of the Kereco Come-Along Agreement are not satisfied, the Persons named in the accompanying forms of proxy have the discretion, and intend, to vote for the Reorganization Resolutions, with such amendments to the Plan of Arrangement as are necessary to effect the Arrangement with a substituted party thereto as described in this Information Circular.

**Exercise of Discretion of Proxy**

**The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meetings and this Information Circular and with respect to other matters that may properly come before the respective Meeting. Other than the amendments which would result if the parties fail to consummate the Bear Ridge-Come Along Agreement or the Kereco Come-Along Agreement, at the date of this Information Circular, management of Bear Creek and Ketch know of no amendments, variations or other matters to come before the Meetings other than the matters referred to in the Notice of Meetings.**

**Voting Securities and Principal Holders Thereof**

As at December 17, 2004 there were 19,765,339 Bear Creek Common Shares, 1,750,600 Bear Creek Options and 291,667 Bear Creek Warrants issued and outstanding. To the knowledge of the directors and officers of Bear Creek, as at the date hereof, no person or company beneficially own, directly or indirectly, or exercise control or direction, over more than 10% of the Bear Creek Securities on a fully diluted basis.

As at December 17, 2004 there were 27,625,892 Ketch Common Shares, 2,278,450 Ketch Options and 1,128,420 Ketch Warrants issued and outstanding. To the knowledge of the directors and officers of Ketch, as at the date hereof, no person or company beneficially own, directly or indirectly, or exercise control or direction, over more than 10% of the Ketch Securities on a fully diluted basis, other than Goodman and Company which holds 13% of the outstanding Ketch Common Shares.

**Procedure and Votes Required**

***Reorganization Resolutions***

The Interim Order provides that each Holder of Securities at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the applicable Meeting. In addition, the Interim Order provides that each Holder of Bear Creek Common Shares and each Holder of Ketch Common Shares issued by Bear Creek or Ketch after the Record Date and prior to the date of the applicable Meeting will be entitled to receive notice of and to vote at the applicable Meeting. Each such Holder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any Bear Creek Common Shares or Ketch Common Shares after the Record Date and the transferee of those Bear Creek Common Shares or Ketch Common Shares establishes ownership of the Bear Creek Common Shares or Ketch Common Shares, and demands, not later than 10 days before the applicable Meeting, to be included in the list of Securityholders entitled to vote at the applicable Meeting, such transferee will be entitled to vote those Bear Creek Common Shares or Ketch Common Shares. Bear Creek Options, Bear Creek Warrants, Ketch Options or Ketch Warrants that have been exercised, cancelled or otherwise terminated prior to the applicable Meeting cannot be voted at the applicable Meeting.

Pursuant to the Interim Order:

(a) each Bear Creek Shareholder will be entitled to one vote at the Bear Creek Meeting for each Bear Creek Common Share held, each Bear Creek Optionholder will be entitled to one vote at the Bear Creek Meeting for each Bear Creek Common Share obtainable upon the exercise of such Bear Creek Option, provided such Bear Creek Option has not been exercised, cancelled or otherwise terminated prior to the Bear Creek Meeting and each Bear Creek Warrantholder will be entitled to one vote at the Bear Creek Meeting for each Bear Creek Common Share obtainable upon the exercise of such Bear Creek Warrant, provided such Bear Creek Warrant has not been exercised, cancelled or otherwise terminated prior to the Bear Creek Meeting;

(b) each Ketch Shareholder will be entitled to one vote at the Ketch Meeting for each Ketch Common Share held, each Ketch Optionholder will be entitled to one vote at the Ketch Meeting for each Ketch Common Share obtainable upon the exercise of such Ketch Option, provided such Ketch Option has not been exercised, cancelled or otherwise terminated prior to the Ketch Meeting and each Ketch Warrantholder will be entitled to one vote at the Ketch Meeting for each Ketch Common Share obtainable upon the exercise of such Ketch Warrant, provided such Ketch Warrant has not been exercised, cancelled or otherwise terminated prior to the Ketch Meeting;

(c) the majority required to pass the Bear Creek Reorganization Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Bear Creek Meeting by each of the Bear Creek Shareholders, Bear Creek Optionholders and Bear Creek Warrantholders, voting together as a single class at the Bear Creek Meeting. In addition, the Bear Creek Reorganization Resolution must be approved by a majority of the votes cast by the Bear Creek Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities;

(d) the majority required to pass the Ketch Reorganization Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Ketch Meeting by each of the Ketch Shareholders, Ketch Optionholders and Ketch Warrantholders, voting together as a single class at the Ketch Meeting. In addition, the Ketch Reorganization Resolution must be approved by a majority of the votes cast by the Ketch Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and their affiliated entities;

(e) the quorum at the Bear Creek Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent (5%) of the outstanding Bear Creek Shares entitled to vote at the Bear Creek Meeting. If within 30

minutes from the time appointed for the Bear Creek Meeting a quorum is not present, the Bear Creek Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Bear Creek Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Bear Creek Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes; and

(f) the quorum at the Ketch Meeting shall be two persons entitled to vote thereat representing not less than five percent (5%) of the outstanding Ketch Common Shares entitled to vote at the Ketch Meeting. If a quorum is not present at the opening of the Ketch Meeting, the Ketch Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Ketch Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Ketch Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

## AUDITORS' CONSENTS

### Ernst & Young LLP Consent

The Boards of Directors of Bear Creek Energy Ltd. and Ketch Resources Ltd.

We have read the joint information circular and proxy statement dated December 17, 2004 relating to the plan of arrangement involving Bear Creek Energy Ltd., Ketch Resources Ltd., Ketch Resources Trust, Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Securityholders and Ketch Securityholders (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Bear Creek Energy Ltd. on the consolidated balance sheets of Bear Creek Energy Ltd. as at December 31, 2003 and 2002 and the consolidated statements of net income and retained earnings and cash flows for each of the years then ended. Our report is dated April 2, 2004.

Calgary, Alberta
December 17, 2004

(signed) "Ernst & Young LLP"
Chartered Accountants

### Deloitte & Touche LLP Consent

The Boards of Directors of Ketch Resources Ltd. and Bear Creek Energy Ltd.

We have read the joint information circular and proxy statement with respect to a plan of arrangement involving Bear Creek Energy Ltd., Ketch Resources Ltd., Ketch Resources Trust, Bear Ridge Resources Ltd., Kereco Energy Ltd., Bear Creek Securityholders and Ketch Securityholders dated December 17, 2004 (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Information Circular of our report to the shareholders of Ketch Resources Ltd. ("Ketch") on the consolidated balance sheets of Ketch as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flows for the year ended December 31, 2003 and the three month period ended December 31, 2002. Our report is dated March 5, 2004.

We also consent to the use in the above-mentioned Information Circular of our report to the trustee of Ketch Resources Trust on the balance sheet of Ketch Resources Trust as at December 16, 2004. Our report is dated December 17, 2004.

We also consent to the use in the above-mentioned Information Circular of our reports to the directors of 1142362 Alberta Ltd. and 1142356 Alberta Ltd. on the balance sheets of 1142362 Alberta Ltd. and 1142356 Alberta Ltd. as at December 14, 2004. Our reports are dated December 17, 2004.

We also consent to the use in the above-mentioned Information Circular of our report to the directors of Ketch on the schedule of net operating income of the Kereco Assets for each of the years in the two year period ended December 31, 2003. Our report is dated November 26, 2004.

We also consent to the use in the above-mentioned Information Circular of our report to the shareholder of 911150 Alberta Ltd. on the balance sheets of 911150 Alberta Ltd. as at September 30, 2004, December 31, 2003 and December 31, 2002 and the statements of deficit for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002. Our report is dated December 3, 2004.

We also consent to the use of the above-mentioned Information Circular of our report to the shareholder of 909612 Alberta Ltd. on the consolidated balance sheets of 909612 Alberta Ltd. as at September 30, 2004, December 31, 2003 and 2002 and the consolidated statements of loss and deficit and cash flow for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002. Our report is dated December 3, 2004.

Calgary, Alberta
December 17, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

# APPENDIX A

## BEAR CREEK REORGANIZATION RESOLUTION

**BEAR CREEK REORGANIZATION RESOLUTION**

"BE IT RESOLVED THAT:

1. the arrangement ("Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Bear Creek Energy Ltd. ("Bear Creek") and Ketch Resources Ltd. ("Ketch") dated December 17, 2004 accompanying the notice of this meeting (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved;

2. the restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

3. the stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

4. the stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

5. the $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement, in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular, be and is hereby authorized and approved;

6. the $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement, in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular, be and is hereby authorized and approved;

7. the $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular, be and is hereby authorized and approved;

8. the amended and restated arrangement agreement (the "Arrangement Agreement") dated as of October 26, 2004 among Bear Creek and Ketch, a copy of which is attached as Appendix D to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 10 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

9. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Bear Creek may, without further notice to or approval of the holders of Bear Creek common shares, the holders of Bear Creek options, the holders of Bear Creek warrants or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

10. any director or officer of Bear Creek is hereby authorized, for and on behalf of Bear Creek, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

## APPENDIX B

## KETCH REORGANIZATION RESOLUTION

## KETCH REORGANIZATION RESOLUTION

"BE IT RESOLVED THAT:

1. the arrangement ("Arrangement") under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Schedule A to Appendix D to the Joint Information Circular and Proxy Statement of Bear Creek Energy Ltd. ("Bear Creek") and Ketch Resources Ltd. ("Ketch") dated December 17, 2004 accompanying the notice of this meeting (the "Information Circular") and all transactions contemplated thereby, be and are hereby ratified, authorized and approved;

2. the restricted unit and performance unit incentive plan for Ketch Resources Trust (the "Trust"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

3. the stock option plan and special performance unit plan for Bear Ridge Resources Ltd. ("Bear Ridge"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

4. the stock option plan for Kereco Energy Ltd. ("Kereco"), as more particularly described in the Information Circular, be and is hereby authorized and approved;

5. the $4 million initial private placement of up to 3,404,256 common shares of Bear Creek Finance Ltd. (which will be exchanged into 3,404,256 preferred shares of Bear Ridge pursuant to the Arrangement) and 2,857,143 share purchase warrants of Bear Creek Finance Ltd. (each of which will entitle the holder to acquire one preferred share of Bear Ridge at an exercise price of $1.41 following the Arrangement, in accordance with its terms) at a price of $1.175 for the units to directors, officers, employees and other service providers of Bear Ridge or the Trust, as more particularly described in the Information Circular, be and is hereby authorized and approved;

6. the $6 million initial private placement of up to 2,307,693 common shares of 1133014 Alberta Ltd. (which will be exchanged into 2,307,693 non-voting shares of Kereco pursuant to the Arrangement) and 1,920,000 share purchase warrants of 1133014 Alberta Ltd. (each of which will entitle the holder to acquire one non-voting common share of Kereco at an exercise price of $3.12 following the Arrangement, in accordance with its terms) at a price of $2.60 for the units to directors, officers, employees and other service providers of Kereco, as more particularly described in the Information Circular, be and is hereby authorized and approved;

7. the $3.5 million initial private placement of up to 486,111 trust units of the Trust at a price of $7.20 and 486,111 purchase warrants of the Trust with an exercise price of $8.64 and expiring on the third anniversary of the effective date of the Arrangement, to directors, officers, employees and other service providers of the Trust or Bear Ridge, as more particularly described in the Information Circular, be and is hereby authorized and approved;

8. the amended and restated arrangement agreement (the "Arrangement Agreement") dated as of October 26, 2004 among Bear Creek and Ketch, a copy of which is attached as Appendix D to the Information Circular accompanying the notice of this meeting, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 10 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

9. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Ketch may, without further notice to or approval of the holders of Ketch common shares, the holders of Ketch options, the holders of Ketch warrants or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

10. any director or officer of Ketch is hereby authorized, for and on behalf of Ketch, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action."

# APPENDIX C

## INTERIM ORDER

Action No. 0401-19547

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

**IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;**

**AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING BEAR CREEK ENERGY LTD., KETCH RESOURCES LTD., BEAR RIDGE RESOURCES LTD., KERECO ENERGY LTD., KETCH RESOURCES TRUST, SECURITYHOLDERS OF BEAR CREEK ENERGY LTD. AND SECURITYHOLDERS OF KETCH RESOURCES LTD.**

| | |
|---|---|
| **BEFORE THE HONOURABLE JUSTICE D.G. HART IN CHAMBERS** | ) **At the Court House, in the City of Calgary, in the Province of Alberta, on Friday, the 17th day of December, 2004.** |

**INTERIM ORDER**

**UPON** the Joint Petition of Bear Creek Energy Ltd. (**Bear Creek**) and Ketch Resources Ltd. (**Ketch**); **AND UPON READING** the Joint Petition and the Affidavits of R. Alan Steele and Stephen C. Nikiforuk (the **Affidavits**), filed; **AND UPON HEARING** counsel for Bear Creek and Ketch; **AND UPON NOTING** that the Executive Director of the Alberta Securities Commission (the **Executive Director**) has been served with notice of this application as required by subsection 193(8) of the *Business Corporations Act*, R.S.A. 2000, c. B-9 (the ***ABCA***) and does not intend to appear or make submissions with respect to this application;

**FOR THE PURPOSES OF THIS ORDER**:

A. The capitalized terms not defined in this Order shall have the meanings given to them in the draft Joint Information Circular and Proxy Statement of Bear Creek and Ketch (the **Information Circular**), which is attached as Exhibit A to the Affidavit of Stephen C. Nikiforuk sworn December 17, 2004; and

B. All references to "Arrangement" used herein mean the plan of arrangement as described in the Affidavits and in the form attached as Exhibit 1 to the Arrangement Agreement, which is attached as Appendix D to the Information Circular.

**IT IS HEREBY ORDERED THAT**:

**General**

1. Bear Creek shall seek approval of the Arrangement by holders of its common shares (the **Bear Creek Shareholders**), the holders of options to acquire its common shares (the **Bear Creek Optionholders**) and the holders of warrants to purchase common shares (the **Bear Creek Warrantholders**) (collectively, the **Bear Creek Securityholders**) in the manner set forth below.

2. Ketch shall seek approval of the Arrangement by holders of its common shares (the **Ketch Shareholders**), the holders of options to acquire its common shares (the **Ketch Optionholders**) and the holders of warrants to purchase common shares (the **Ketch Warrantholders**) (collectively, the **Ketch Securityholders**) in the manner set forth below.

**Bear Creek Meeting**

3. Bear Creek shall call and conduct a special meeting of Bear Creek Securityholders (the **Bear Creek Meeting**). At the Bear Creek Meeting, the Bear Creek Securityholders will consider and vote upon a special resolution in respect of the Arrangement, a stock option plan and performance unit plan for Bear Ridge, a share option plan for Kereco, a unit incentive plan for the Trust, the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement, the Trust Initial Private Placement and other business as may properly be brought before the Bear Creek Meeting or any adjournment thereof, all as more particularly described in the Information Circular (the **Bear Creek Reorganization Resolution**).

4. A quorum at the Bear Creek Meeting shall be two persons entitled to vote thereat holding or representing not less than five percent (5%) of the outstanding Bear Creek Shares entitled to vote at the Bear Creek Meeting. If within 30 minutes from the time appointed for the Bear Creek Meeting a quorum is not present, the Bear Creek Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Bear Creek Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Bear Creek Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

5. Each Bear Creek Share, Bear Creek Option and Bear Creek Warrant entitled to be voted at the Bear Creek Meeting will entitle the holder to one vote at the Bear Creek Meeting in respect of the Bear Creek Reorganization Resolution. The board of directors of Bear Creek has fixed November 29, 2004 as the record date for the Bear Creek Meeting (the **Bear Creek Record Date**). Only

a. Bear Creek Securityholders whose names have been entered in the register of Bear Creek Shares, Bear Creek Options or Bear Creek Warrants at the close of business on the Bear Creek Record Date; and

b. the directors and auditors of Bear Creek

will be entitled to receive notice of and to vote at the Bear Creek Meeting, subject to section 137 of the *ABCA* with respect to transferees of Bear Creek Shares after the Bear Creek Record Date.

**Ketch Meeting**

6. Ketch shall call and conduct a special meeting of Ketch Securityholders (the **Ketch Meeting**). At the Ketch Meeting, the Ketch Securityholders will consider and vote upon a special resolution in respect of the Arrangement, a stock option plan and performance unit plan for Bear Ridge, a share option plan for Kereco, a unit incentive plan for the trust, the Bear Ridge Initial Private Placement, the Kereco Initial Private Placement, the Trust Initial Private Placement and other business as may properly be brought before the Bear Creek Meeting or any adjournment thereof, all as more particularly described in the Information Circular (the **Ketch Reorganization Resolution**).

7. A quorum at the Ketch Meeting shall be two persons entitled to vote thereat representing not less than five percent (5%) of the outstanding Ketch Common Shares entitled to vote at the Ketch Meeting. If a quorum is not present at the opening of the Ketch Meeting, the Ketch Meeting shall be adjourned to the same day in the next week if a Business Day, and, if not a Business Day, to the next Business Day following one week after the day appointed for the Ketch Meeting, at the same time and place. If at such adjourned meeting a quorum is not present, the Ketch Securityholders present in person or by proxy, if at least two, shall be a quorum for all purposes.

8. Each Ketch Share, Ketch Option and Ketch Warrant entitled to be voted at the Ketch Meeting will entitle the holder to one vote at the Ketch Meeting in respect of the Ketch Reorganization Resolution. The board of directors of Ketch have fixed a record date of November 29, 2004 for the Ketch Meeting (the **Ketch Record Date**). Only

a. Ketch Securityholders whose names have been entered in the register of Ketch Shares, Ketch Options or Ketch Warrants at the close of business on the Ketch Record Date; and

b. the directors and auditors of Ketch

will be entitled to receive notice of and to vote at the Ketch Meeting, subject to section 137 of the *ABCA* with respect to transferees of Ketch Shares after the Ketch Record Date.

**Conduct of Bear Creek Meeting**

9. The Chairman of the Bear Creek Meeting shall be any officer or director of Bear Creek.

10. The only persons entitled to attend and speak at the Bear Creek Meeting shall be the Bear Creek Securityholders or their authorized representatives, Bear Creek's directors, officers and auditors, and the Executive Director.

11. The Bear Creek Securityholders shall vote together as a single class. The majority required to pass the Bear Creek Reorganization Resolution shall not be less than two-thirds of the aggregate votes cast by the Bear Creek Securityholders.

12. The vote required to pass the Bear Creek Reorganization Resolution must be approved by a majority of the votes cast by the Bear Creek Shareholders, after excluding the votes cast by directors and officers of Bear Creek and Ketch and any of their affiliated entities.

13. To be valid a proxy must be deposited with Bear Creek in the manner described in the Information Circular.

14. The accidental omission to give notice of the Bear Creek Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Bear Creek Meeting.

**Conduct of Ketch Meeting**

15. The Chairman of the Ketch Meeting shall be any officer or director of Ketch.

16. The only persons entitled to attend and speak at the Ketch Meeting shall be the Ketch Securityholders or their authorized representatives, Ketch's directors, officers and auditors, and the Executive Director.

17. The Ketch Securityholders shall vote together as a single class. The majority required to pass the Ketch Reorganization Resolution shall not be less than two-thirds of the aggregate votes cast by the Ketch Securityholders.

18. The vote required to pass the Ketch Reorganization Resolution must be approved by a majority of the votes cast by the Ketch Shareholders, after excluding the votes cast by directors and officers of Ketch and Bear Creek and any of their affiliated entities.

19. To be valid a proxy must be deposited with Ketch in the manner described in the Information Circular.

20. The accidental omission to give notice of the Ketch Meeting or the non-receipt of the notice shall not invalidate any resolution passed or proceedings taken at the Ketch Meeting.

**Dissent Rights for Bear Creek Securityholders**

21. The registered Bear Creek Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Bear Creek Reorganization Resolution. The registered Bear Creek Optionholders and Bear Creek Warrantholders shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the *ABCA* with respect to the Bear Creek Reorganization Resolution.

22. In order for a Bear Creek Securityholder to exercise a right of dissent under subsection 191(5) of the *ABCA*, the Bear Creek Securityholder's written objection to the Bear Creek Reoranization Resolution must be received by Bear Creek, c/o Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 Attention: A.L. Friend Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Bear Creek Meeting. The fair value of the Bear Creek Shares, Bear Creek Options or Bear Creek Warrants, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Bear Creek Securityholders.

23. Subject to further order of this Court, the rights available to the Bear Creek Shareholders, Bear Creek Optionholders and Bear Creek Warrantholders under the *ABCA* and the Arrangement to dissent from the Bear Creek Reorganization Resolution shall constitute full and sufficient rights of dissent for the Bear Creek Securityholders with respect to the Bear Creek Reorganization Resolution.

24. Notice to the Bear Creek Securityholders of their right of dissent with respect to the Bear Creek Reorganization Resolution and of their right to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Bear Creek Shares, Bear Creek Options or Bear Creek Warrants, as the case may be, shall be given by including information with respect to this right in the Information Circular to be sent to Bear Creek Securityholders in accordance with paragraph 29 of this Order.

**Dissent Rights for Ketch Securityholders**

25. The registered Ketch Shareholders are, subject to the provisions of this Order and the Arrangement, accorded the right of dissent under Section 191 of the *ABCA* with respect to the Ketch Reorganization Resolution. The registered Ketch Optionholders and Ketch Warrantholders shall be accorded a right of dissent analogous to a right of dissent under Section 191 of the *ABCA* with respect to the Ketch Reorganization Resolution.

26. In order for a Ketch Securityholder to exercise a right of dissent under subsection 191(5) of the *ABCA*, the Ketch Securityholder's written objection to the Ketch Reorganization Resolution must be received by Ketch, c/o Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9 Attention: D.J. McDonald Q.C., by 4:00 p.m. on the Business Day immediately preceding the date of the Ketch Meeting. The fair value of the Ketch Shares, Ketch Options or Ketch Warrants, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the Ketch Securityholders.

27. Subject to further order of this Court, the rights available to the Ketch Securityholders under the *ABCA* and the Arrangement to dissent from the Ketch Reorganization Resolution shall constitute full and sufficient rights of dissent for the Ketch Securityholders with respect to the Ketch Reorganization Resolution.

28. Notice to the Ketch Securityholders of their right of dissent with respect to the Ketch Reorganization Resolution and of their right to receive, subject to the provisions of the *ABCA* and the Arrangement, the fair value of their Ketch Shares, Ketch Options or Ketch Warrants, as the case may be, shall be given by including information with respect to this right in the Information Circular to be sent to Ketch Securityholders in accordance with paragraph 29 of this Order.

**Notice**

29. An Information Circular, substantially in the form attached as Exhibit A to the Affidavits with amendments thereto as counsel for Bear Creek and Ketch may determine necessary or desirable (provided such amendments are not inconsistent with the terms of this Order), shall be mailed by prepaid ordinary mail, at least 21 days prior to the date of the Bear Creek Meeting and the Ketch Meeting, to the Bear Creek Securityholders and the Ketch Securityholders at the address for such holders recorded in the records of Bear Creek and Ketch, respectively at the close of business on November 29, 2004, to the directors and auditors of Bear Creek and Ketch respectively and to the Executive Director. In calculating the 21-day period, the date of mailing shall be included and the date of the Bear Creek Meeting and Ketch Meeting shall be excluded.

30. An Information Circular as described above shall be provided to the Executive Director by prepaid ordinary mail at least 21 days prior to the Bear Creek Meeting and the Ketch Meeting.

31. Delivery of the Information Circular in the manner directed by this Order shall be deemed to be good and sufficient service upon the Bear Creek Securityholders, the Ketch Securityholders the Executive Director and the directors and auditors of Bear Creek and Ketch of:

a. the Joint Petition;

b. this Order;

c. the Notice of the Bear Creek Meeting and the Ketch Meeting, respectively; and

d. the Notice of Petition;

all in substantially the forms set forth in the Information Circular, together with instruments of proxy and such other material as Bear Creek and Ketch may consider fit.

**Final Application**

32. Subject to further Order of this Court and provided that the Bear Creek Securityholders and the Ketch Securityholders have approved the Arrangement and the directors of Bear Creek and Ketch have not revoked that approval, Bear Creek and Ketch may proceed with an application for approval of the Arrangement and the Final Order on **January 17, 2005 at 1:30 p.m.** or so soon thereafter as counsel may be heard at the Court House, 611 – 4th Street S.W., Calgary, Alberta. Subject to the Final Order, and to the issuance of the Proof of Filing, all Bear Creek Securityholders and Ketch Securityholders will be bound by the Arrangement in accordance with its terms.

33. Any Bear Creek Securityholder, Ketch Securityholder or any other interested party (collectively, **Interested Party**) desiring to appear and make submissions at the application for the Final Order is required to file with this Court and serve, upon Bear Creek and Ketch, **at or before noon on January 10, 2005**, a Notice of Intention to Appear including the Interested Party's address for service, together with any evidence or materials which the Interested Party intends to present to the Court. Service of this notice on Bear Creek shall be effected by service upon the solicitors for Bear Creek, Bennett Jones LLP, 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7 Attention: A.L. Friend Q.C. and service of this notice on Ketch shall be effected by service upon the solicitors for Ketch, Burnet, Duckworth & Palmer LLP, Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9, Attention: D.J. McDonald Q.C.

34. In the event that the application for the Final Order is adjourned, only those parties appearing before this Court for the application for the Final Order, and those Interested Parties serving a Notice of Intention to Appear in accordance with paragraph 33 of this Order, shall have notice of the adjourned date.

**Leave to Vary Interim Order**

35. Bear Creek and Ketch are entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct.

(signed) "Mr. Justice D.G. Hart"
J.C.Q.B.A.

**ENTERED** this 17th day of December, 2004.

C.C.Q.B.A.

# APPENDIX D

## ARRANGEMENT AGREEMENT

# AMENDED AND RESTATED ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is dated as of the 26th day of October, 2004,

BETWEEN:

**BEAR CREEK ENERGY LTD.**, a corporation incorporated under the laws of the Province of Alberta ("**BCo**")

\- and -

**KETCH RESOURCES LTD.**, a corporation incorporated under the laws of the Province of Alberta ("**KCo** ")

**WHEREAS** BCo and KCo wish to propose an arrangement involving BCo and its securityholders and KCo and its securityholders;

**AND WHEREAS** the Parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the *Business Corporations Act* (Alberta) ("**ABCA**");

**AND WHEREAS** the Parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;

**NOW THEREFORE**, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto do hereby covenant and agree as follows:

## ARTICLE 1
## INTERPRETATION

### 1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquisition Corporations**" has the meaning set forth in Section 2.5;

(c) "**Acquisition Proposal**" means, with respect to BCo or KCo, any inquiry or the making of any proposal to such Party or its shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such Party or its shareholders of any securities of such Party (other than on exercise of currently outstanding BCo Options, BCo Warrants, KCo Options or KCo Warrants, as applicable) or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such Party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such Party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such Party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement or the Arrangement;

(d) **"Agreement", "herein", "hereof", "hereto", "hereunder"** and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(e) **"AmalgamationCo"** means the corporation resulting from the amalgamation of BCo, KCo and the Acquisition Corporations pursuant to the Arrangement;

(f) **"Applicable Laws"** means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws;

(g) **"Arrangement"** means the arrangement pursuant to Section 193 of the ABCA set forth in the Plan of Arrangement;

(h) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar after the Final Order has been granted, giving effect to the Arrangement;

(i) **"Business Day"** means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(j) **"BCo Amalgamation"** means the vertical, short-form amalgamation to be undertaken on January 1, 2005 pursuant to Section 104 of the ABCA, among BCo and the BSubsidiaries;

(k) **"BCo Damages Event"** has the meaning set forth in Section 7.1;

(l) **"BCo Financial Statements"** means, collectively, the audited consolidated financial statements of BCo for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of BCo for the three month period ended March 31, 2004 and the interim unaudited financial statements of BCo for the six month period ended June 30, 2004;

(m) **"BCo Information"** means the information included in the BCo Information Circular describing BCo and its business, operations and affairs and the matters to be considered at the BCo Meeting;

(n) **"BCo Information Circular"** means the information circular of BCo to be sent by BCo to the BCo Securityholders in connection with the BCo Meeting (and if BCo and KCo determine it appropriate, may be part of a joint information circular which shall also be sent to KCo Securityholders in connection with the KCo Meeting);

(o) **"BCo Lock-Up Agreements"** means agreements in form satisfactory to KCo between BCo and the BCo Lock-Up Securityholders pursuant to which the BCo Lock-Up Securityholders agree to irrevocably vote the BCo Securities beneficially owned or controlled by the BCo Lock-Up Securityholders in favour of the Reorganization Resolution and to otherwise support the Arrangement and other related matters to be considered at the BCo Meeting;

(p) **"BCo Lock-Up Securityholders"** means those BCo Securityholders that have entered into BCo Lock-Up Agreements with BCo;

(q) **"BCo Meeting"** means the special meeting of BCo Securityholders to be held to consider the Reorganization Resolution and related matters, and any adjournment(s) thereof;

(r) **"BCo Optionholders"** means the holders from time to time of BCo Options;

(s) **"BCo Options"** means the outstanding stock options, whether or not vested, to acquire BCo Shares;

(t) **"BCo Securities"** means, collectively, the BCo Shares, the BCo Options and the BCo Warrants;

(u) "**BCo Securityholders**" means, collectively, the BCo Shareholders, the BCo Optionholders and the BCo Warrantholders;

(v) "**BCo Shareholders**" means the holders of issued and outstanding BCo Shares;

(w) "**BCo Shares**" means the common shares in the capital of BCo;

(x) "**BCo Warrantholders**" means the holders from time to time of BCo Warrants;

(y) "**BCo Warrants**" means the outstanding warrants to acquire BCo Shares;

(z) "**BNewco**" has the meaning set forth in Section 2.6;

(aa) "**BNewco Assets**" means the assets identified in **Schedule B** to this Agreement and such additional assets as BCo and KCo shall agree, acting reasonably, to be transferred by BCo to BNewco pursuant to the Arrangement;

(bb) "**BNewco Common Shares**" means the common shares in the capital of BNewco;

(cc) "**BNewco Conveyance Agreement**" means the agreement to be entered into between BCo and BNewco, in form satisfactory to each of BCo and KCo, acting reasonably, effecting the sale of the BNewco Assets to BNewco;

(dd) "**BNewco Finco**" has the meaning set forth in Section 2.6

(ee) "**BNewco Incentive Plans**" means the one or more incentive plans for the benefit of the BNewco Service Providers under which the maximum number of BNewco Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the BNewco Outstanding Shares;

(ff) "**BNewco Outstanding Shares**" means the number of BNewco Common Shares outstanding after giving effect to the Arrangement;

(gg) "**BNewco Finco Private Placement**" means the proposed private placement to be completed by BNewco Finco prior to the completion of the Arrangement as described in Section 4.1, the terms of which shall include those set forth in **Schedule F** attached hereto;

(hh) "**BNewco Service Providers**" means the directors, officers, employees and consultants of BNewco;

(ii) "**BNewco Technical Services Agreement**" means the agreement to be entered into between BCo and BNewco, the principal terms of which are set forth in **Schedule D** attached hereto, and otherwise in form satisfactory to each of BCo and KCo, acting reasonably;

(jj) "**BNewco Warrants**" means the warrants of BNewco Finco to be issued pursuant to the BNewco Finco Private Placement;

(kk) "**BSubsidiaries**" means, collectively, 1036655 Alberta Ltd., a corporation incorporated under the ABCA, and Crossfield Gas Corp., a corporation incorporated under the ABCA;

(ll) "**Certificate**" means the certificate or other confirmation of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;

(mm) "**Closing Time**" shall be 8:00 a.m. (Calgary time) on the Business Day immediately following the date of the later of the KCo Meeting and the BCo Meeting, unless otherwise agreed to by BCo and KCo;

(nn) "**Competition Act**" means the *Competition Act*, R.S. 1985, c. C-34, as amended;

(oo) "**Confidentiality Agreement**" means the mutual confidentiality agreement between BCo and KCo dated September 1, 2004 in respect of information relating to BCo and KCo;

(pp) "**Court**" means the Court of Queen's Bench of Alberta;

(qq) "**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

(rr) "**Effective Time**" means 12:01 a.m. (Calgary time) on the Effective Date;

(ss) "**Final Order**" means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA in respect of BCo and KCo, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) "**Interim Order**" means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA in respect of BCo and KCo, containing declarations and directions with respect to the Arrangement and the holding of the BCo Meeting and the KCo Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(uu) "**ITA**" means the Income *Tax Act* (Canada), including the regulations thereunder as amended;

(vv) "**KCo Damages Event**" has the meaning set forth in Section 7.2;

(ww) "**KCo Financial Statements**" means, collectively, the audited consolidated financial statements of KCo for the year ended December 31, 2003, together with the notes thereto and the report of the auditors thereon, and the interim unaudited financial statements of KCo for the three month period ended March 31, 2004 and the interim unaudited financial statements of KCo for the six month period ended June 30, 2004;

(xx) "**KCo Information**" means the information included in the KCo Information Circular describing KCo and its business, operations and affairs and the matters to be considered at the KCo Meeting;

(yy) "**KCo Information Circular**" means the management proxy circular of KCo to be sent by KCo to the KCo Securityholders in connection with the KCo Meeting (and if BCo and KCo determine it appropriate, may be part of a joint information circular which shall also be sent to BCo Securityholders in connection with the BCo Meeting);

(zz) "**KCo Lock-up Agreements**" means agreements in form satisfactory to BCo between KCo and the KCo Lock-Up Securityholders pursuant to which the KCo Lock-Up Securityholders agree to irrevocably vote the KCo Securities beneficially owned or controlled by the KCo Lock-Up Securityholders in favour of the Reorganization Resolution and to otherwise support the Arrangement and other related matters to be considered at the KCo Meeting.

(aaa) "**KCo Lock-up Securityholders**" means those KCo Securityholders that have entered into KCo Lock-Up Agreements with KCo;

(bbb) "**KCo Meeting**" means the special meeting of KCo Securityholders to be held to consider the Reorganization Resolution and related matters, and any adjournments thereof;

(ccc) "**KCo Optionholders**" means the holders from time to time of KCo Options;

(ddd) "**KCo Options**" means the outstanding stock options, whether or not vested, to acquire KCo Shares;

(eee) "**KCo Partnership Reorganization and Amalgamation**" means the addition of a partner to the KPartnership to be undertaken prior to January 1, 2005 and the subsequent amalgamation of Ketch and the KSubsidiaries to be undertaken on January 1, 2005;

(fff) "**KCo Securities**" means, collectively, the KCo Shares, the KCo Options and the KCo Warrants;

(ggg) "**KCo Securityholders**" means, collectively, the KCo Shareholders, the KCo Optionholders and the KCo Warrantholders;

(hhh) "**KCo Shareholders**" means the holders from time to time of KCo Shares;

(iii) "**KCo Shares**" means the common shares in the capital of KCo;

(jjj) "**KCo Warrantholders** " means the holders from time to time of KCo Warrants;

(kkk) "**KCo Warrants**" means the outstanding warrants to acquire KCo Shares;

(lll) "**KNewco**" has the meaning set forth in Section 2.7;

(mmm) "**KNewco Assets**" means the assets identified in **Schedule C** to this Agreement and such additional assets as BCo and KCo shall agree, acting reasonably, to be transferred by KCo to KNewco pursuant to the Arrangement;

(nnn) "**KNewco Common Shares**" means the common shares in the capital of KNewco;

(ooo) "**KNewco Contract Operating Services Agreement**" means the agreement to be entered into between KCo and KNewco, the principal terms of which are set forth in **Schedule E** attached hereto, and otherwise in form satisfactory to each of BCo and KCo, acting reasonably;

(ppp) "**KNewco Conveyance Agreement**" means the agreement to be entered into between KCo and KNewco, in form satisfactory to each of BCo and KCo, acting reasonably, effecting the sale of KNewco Assets to KNewco;

(qqq) "**KNewco**" has the meaning set forth in Section 2.7;

(rrr) "**KNewco Incentive Plan**" means the incentive plan for the benefit of the KNewco Service Providers under which the maximum number of KNewco Common Shares reserved for issuance shall, in the aggregate, not exceed 10% of the KNewco Outstanding Shares;

(sss) "**KNewco Outstanding Shares**" means the number of KNewco Common Shares outstanding after giving effect to the Arrangement;

(ttt) "**KNewco Finco Private Placement**" means the proposed private placement to be completed by KNewco Finco prior to the completion of the Arrangement as described in Section 4.2, the terms of which shall include those set forth in **Schedule G** attached hereto;

(uuu) "**KNewco Service Providers**" means the directors, officers, employees and consultants of KNewco;

(vvv) "**KNewco Warrants**" means the warrants of KNewco Finco to be issued pursuant to the KNewco Finco Private Placement;

(www) "**KPartnership**" means Ketch Resources Partnership, a general partnership, the partners of which are KCo and Gauntlet Energy Corporation;

(xxx) "**KSubsidiaries**" means Gauntlet Energy Corporation, a corporation incorporated under the ABCA;

(yyy) "**Parties**" means, collectively, BCo and KCo; and "**Party**" means either one of them;

(zzz) "**Plan of Arrangement**" means the plan of arrangement substantially in the form set out in **Schedule A** hereto as amended or supplemented from time to time in accordance with Article 6 thereof and Article 8 hereof;

(aaaa) "**Public Record**" means all information filed by either BCo or KCo, as the case may be, after December 31, 2002 with any securities commission or similar regulatory authority in compliance, or intended compliance, with any applicable securities laws;

(bbbb) "**Receiving Party**" has the meaning set forth in Section 3.4(c);

(cccc) "**Registrar**" means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(dddd) "**Reorganization Resolution**" means the special resolution in respect to the Arrangement, the BNewco Finco Private Placement, the Trust Private Placement, the BNewco Incentive Plans, the KNewco Finco Private Placement, the Trust Incentive Plan, the KNewco Incentive Plan and other related matters to be considered at the BCo Meeting and the KCo Meeting, as the case may be;

(eeee) "**Retained Employees**" means those individuals employed by either BCo or KCo immediately prior to the Effective Date who BCo and KCo agree shall receive written notice, on or prior to the Effective Date, confirming their employment by one of AmalgamationCo, BNewco or KNewco (or an affiliate thereof) following the Effective Date;

(ffff) "**Returns**" shall mean all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(gggg) "**Subsidiary**" has the meaning ascribed thereto in the ABCA (and shall include all partnerships directly or indirectly owned by BCo, or KCo, as the case may be);

(hhhh) "**Superior Proposal**" has the meaning set forth in Section 3.4(b)(v)(A);

(iiii) "**Taxes**" shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, unemployment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which BCo or KCo (or any of their respective subsidiaries), as the case may be, is required to pay, withhold, remit or collect; and

(jjjj) "**Trust**" has the meaning set forth in Section 2.4;

(kkkk) "**Trust Incentive Plan**" means the incentive plan for the benefit of the Trust Service Providers under which the maximum number of Trust Units reserved for issuance shall be as determined by the Board of Directors of AmalgamationCo but in any event no more than 5% of the Trust Units outstanding after giving effect to the Arrangement and the Trust Private Placement;

(llll) "**Trust Private Placement**" means the proposed private placement to be completed by the Trust prior to the completion of the Arrangement as described in Section 4.3, the terms of which shall include those set forth in **Schedule H** attached hereto;

(mmmm) "**Trust Service Providers**" means the directors, officers, employees and consultants of AmalgamationCo;

(nnnn) "**Trust Unit**" means a unit of the Trust issued by the Trust;

(oooo) "**Trust Warrants**" means the warrants of the Trust to be issued pursuant to the Trust Private Placement; and

(pppp) "**TSX**" means the Toronto Stock Exchange.

**1.2 *Interpretation* Not Affected by Headings, etc.**

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Schedule A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

**1.3 Number, etc.**

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

**1.4 Date for Any Action**

If any date on which any action is required to be taken hereunder by any of the Parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

**1.5 Entire Agreement**

This Agreement, the Confidentiality Agreement, the BCo Lock-Up Agreements and the KCo Lock-Up Agreements, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

**1.6 Currency**

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

**1.7 Accounting Matters**

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian generally accepted accounting principles and all determinations of an accounting nature are required to be made shall be made in a manner consistent with Canadian generally accepted accounting principles.

**1.8 Disclosure in Writing**

Reference to disclosure in writing herein shall, in the case of BCo, include disclosure to BCo or its representatives, or in the case of KCo, include disclosure to KCo or its representatives.

**1.9 Schedules**

The following schedules attached hereto are incorporated into and form an integral part of this Agreement:

A - Plan of Arrangement
B - BNewco Assets
C - KNewco Assets
D - Terms of BNewco Technical Services Agreement
E - Terms of KNewco Contract Operating Services Agreement
F - Terms of BNewco Finco Private Placement
G - Terms of KNewco Finco Private Placement
H – Terms of Trust Private Placement

## ARTICLE 2
## THE ARRANGEMENT

### 2.1 Plan of Arrangement

Each of BCo and KCo will forthwith jointly file, proceed with and diligently prosecute an application for an Interim Order providing for, among other things, the calling and holding of the BCo Meeting and the KCo Meeting, which shall be held concurrently on the same date, if practicable, for the purpose of considering and, if deemed advisable, approving the Reorganization Resolution. Provided all necessary approvals for the Reorganization Resolution are obtained from the BCo Securityholders and the KCo Securityholders, each of BCo and KCo shall submit the Arrangement to the Court and jointly apply for the Final Order. Upon issuance of the Final Order and subject to the conditions precedent in Article 6, each of BCo and KCo shall forthwith proceed to file the Articles or Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement with the Registrar pursuant to Subsection 193(9) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occur in the order set out therein without any act or formality. The Parties hereby covenant and agree to act reasonably to finalize the terms of the Plan of Arrangement consistent with the provisions of this Agreement.

### 2.2 Interim Order

The Interim Order shall provide that:

(a) for the purpose of the BCo Meeting:

(i) the securities of BCo for which holders shall be entitled to vote on the Reorganization Resolution shall be the BCo Shares, the BCo Options and the BCo Warrants;

(ii) the BCo Shareholders, the BCo Optionholders and the BCo Warrantholders shall be entitled to vote on the Reorganization Resolution together as a single class, and not as separate classes, with each BCo Shareholder being entitled to one vote for each BCo Share held by such holder, each BCo Optionholder being entitled to one vote for each BCo Share issuable pursuant to the BCo Options held by such holder and each BCo Warrantholder being entitled to one vote for each BCo Share issuable pursuant to the BCo Warrants held by such holder; and

(iii) the requisite majority for the approval of the Reorganization Resolution shall be: (i) two-thirds of the votes cast by the BCo Securityholders present in person or by proxy at the BCo Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the BCo Shareholders, after excluding the votes cast by directors and officers of BCo and KCo who are entitled to participate in the BNewco Finco Private Placement, the KNewco Finco Private Placement or the Trust Private Placement;

(b) for the purpose of the KCo Meeting:

(i) the securities of KCO for which holders shall be entitled to vote on the Reorganization Resolution shall be the KCo Shares, the KCo Options and the KCo Warrants;

(ii) the KCo Shareholders, the KCo Optionholders and the KCo Warrantholders shall be entitled to vote on the Reorganization Resolution together as a single class, and not as separate classes, with each KCo Shareholder being entitled to one vote for each KCo Share held by such holder, each KCo Optionholder being entitled to one vote for each KCo Share issuable pursuant to the KCo Options held by such holder and each KCo Warrantholder being entitled to one vote for each KCo Share issuable pursuant to the KCo Warrants held by such holder; and

(iii) the requisite majority for the approval of the Reorganization Resolution shall be: (i) two-thirds of the votes cast by the KCo Securityholders present in person or by proxy at the KCo Meeting, voting together as a single class, and not as separate classes; and (ii) a majority of the votes cast by the KCo Shareholders, after excluding the votes cast by directors and officers of BCo and KCo who are entitled to participate in the BNewco Finco Private Placement, the KNewco Finco Private Placement or the Trust Private Placement.

**2.3 Information Circulars and Meetings**

(a) As promptly as practical following the execution of this Agreement and in compliance with the Interim Order and applicable corporate and securities laws:

(i) BCo shall:

(A) prepare the BCo Information Circular and cause such circular to be mailed to the BCo Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the BCo Meeting; and

(ii) KCo shall:

(A) prepare the KCo Information Circular and cause such circular to be mailed to the KCo Securityholders and filed with applicable regulatory authorities and other governmental authorities in all jurisdictions where the same are required to be mailed and filed; and

(B) convene the KCo Meeting.

**2.4 Trust**

On or prior to the Effective Date, BCo shall settle or cause to be settled an unincorporated open-ended investment trust (the "**Trust**") under the laws of the Province of Alberta in such form as agreed to by BCo and KCo and in form customary for transactions of this type. Prior to the Effective Time, BCo shall not cause or permit the Trust to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of Trust Units as is necessary to properly settle the Trust; or (ii) carry on any business, enter into any transaction or effect any act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the Trust Private Placement unless previously consented to in writing by BCo.

**2.5 Acquisition Corporations**

Prior to the Effective Date, BCo shall cause two new corporations to be incorporated under the ABCA (collectively, the "**Acquisition Corporations**") as wholly-owned subsidiaries of the Trust.

Prior to the Effective Time, BCo shall not cause or permit either of the Acquisition Corporations to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares to the Trust on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated

herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement unless previously consented to in writing by KCo.

**2.6 BNewco**

Prior to the Effective Date, BCo shall cause a new corporation to be incorporated under the ABCA or, with the consent of KCo., include a third party in the Arrangement ("**BNewco**"). BNewco, if newly incorporated, shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, BCo shall not cause or permit BNewco, if a newly incorporated, to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement. Prior to the Effective Date, BCo shall cause a new corporation to be incorporated under the ABCA ("**BNewco Finco**"). BNewco shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, BCo shall not cause or permit BNewco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the BNewco Finco Private Placement unless previously consented to in writing by KCo.

**2.7 KNewco**

Prior to the Effective Date, KCo shall cause a new corporation to be incorporated under the ABCA or, with the consent of BCo., include a third party in the Arrangement ("**KNewco**"). KNewco, if newly incorporated, shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, KCo shall not cause or permit KNewco, if a newly incorporated, to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement. Prior to the Effective Date, KCo shall cause a new corporation to be incorporated under the ABCA ("**KNewco Finco**"). KNewco shall have such provisions included in its articles of incorporation as may be agreed by BCo and KCo, acting reasonably. Prior to the Effective Time, KCo shall not cause or permit KNewco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Plan of Arrangement or the KNewco Finco Private Placement unless previously consented to in writing by BCo.

**2.8 Completion of Transactions**

BCo shall cause each of the Trust, the Acquisition Corporations and BNewco to complete the transactions contemplated herein and in the Plan of Arrangement. KCo shall cause KNewco to complete the transactions contemplated herein and in the Plan of Arrangement.

**2.9 Effective Date**

The Arrangement shall become effective at the Effective Time on the Effective Date.

## ARTICLE 3
## COVENANTS

**3.1 Covenants of BCo**

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of KCo (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) BCo's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and BCo shall consult with KCo in respect of the ongoing business and affairs of BCo and its subsidiaries and keep KCo apprised of all material developments relating thereto;

(b) other than the BCo Amalgamation, BCo shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding BCo Options or BCo Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of BCo, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of BCo; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of BCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) other than is necessary to effect the BCo Amalgamation, BCo will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement and disclosed to KCo in writing or otherwise without the prior consent of KCo, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $250,000 individually or $500,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in BCo's current 2004 budget as disclosed to KCo and fourth quarter 2004 expenditures for seismic, land or assets intended for BNewco, which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.1(c), and for which BNewco shall agree to reimburse the Trust under the BNewco Conveyance Agreement through the assumption of debt or otherwise (to the extent that such expenditures are in excess of $5 million)); (iii) reorganize, amalgamate, merge or otherwise continue BCo or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000 individually or $250,000 in the aggregate (excluding purchases of seismic, land or assets intended for BNewco, which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.1(c), and for which BNewco shall agree to reimburse the Trust under the BNewco Conveyance Agreement through the assumption of debt or otherwise); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $100,000 individually or $500,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to KCo prior to the entering into of this Agreement or reflected or reserved against in the BCo Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or

other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) BCo shall not adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) each of its senior officers and directors have advised BCo that they intend to vote in favour of the Reorganization Resolution and BCo will use its reasonable commercial efforts to cause each of the directors and senior officers of BCo to vote in favour of the Reorganization Resolution;

(f) BCo shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g) BCo shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) BCo will use its reasonable commercial efforts to enter into written agreements on or prior to November 15, 2004 with BCo Warrantholders holding not less than 66 2/3% of the issued and outstanding BCo Warrants, in form satisfactory to BCo and KCo, acting reasonably, pursuant to which such holders shall agree to exercise the BCo Warrants held by such holders after the BCo Meeting and prior to the Effective Date provided that, in each case, BCo shall not pay any amount in consideration therefor without the prior approval of KCo;

(i) except to permit the early vesting of all BCo Options, no amendments shall be made to outstanding BCo Options or BCo Warrants without the prior written consent of KCo;

(j) BCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) BCo shall promptly notify KCo in writing of any material change (actual, anticipated, contemplated or, to the knowledge of BCo threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo or of any change in any representation or warranty provided by BCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and BCo shall in good faith discuss with KCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of BCo threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to KCo pursuant to this provision;

(l) BCo shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 7.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) BCo shall use its reasonable commercial efforts to obtain BCo Lock-Up Agreements on or before November 15, 2004 from each of its senior officers and directors;

(n) BCo shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to KCo on or prior to the Effective Date;

(o) BCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.3 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of BCo;

(p) BCo shall provide notice to KCo of the BCo Meeting and allow KCo's representatives to attend such meeting;

(q) subject to compliance by KCo with Section 3.2(r), BCo will ensure that the BCo Information Circular provides BCo Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the KCo Information in the BCo Information Circular in the form approved by KCo and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of BCo that the Arrangement is fair to BCo Securityholders, is in the best interests of BCo and BCo Securityholders, and include the unanimous recommendation of the board of directors of BCo that the BCo Securityholders vote in favour of the Reorganization Resolution; and (iii) the fairness opinion of BCo's financial advisor that the Arrangement is fair, from a financial point of view, to BCo Shareholders; provided that, notwithstanding the covenants of BCo in this subsection, prior to the completion of the Arrangement, the board of directors of BCo may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of BCo and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.2;

(r) BCo will assist KCo in the preparation of the KCo Information Circular and provide to KCo, in a timely and expeditious manner, all information as may be reasonably requested by KCo with respect to BCo for inclusion in the KCo Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable KCo to meet the standard referred to in Section 3.2(q) with respect to BCo, the Arrangement and the transactions to be considered at the KCo Meeting;

(s) BCo shall indemnify and save harmless KCo and the directors, officers and agents of KCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which KCo, or any director, officer or agent thereof, may be subject or which KCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in the BCo Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

  (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the BCo

Information Circular or in any material filed by or on behalf of BCo in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the BCo Shares; and

(iii) BCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that BCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the KCo Information included in the BCo Information Circular or the negligence of KCo;

(t) except for proxies and other non-substantive communications with securityholders, BCo will furnish promptly to KCo or KCo's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by BCo in connection with: (i) the Arrangement; (ii) the BCo Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(u) BCo shall solicit proxies to be voted at the BCo Meeting in favour of matters to be considered at the BCo Meeting, including the Reorganization Resolution;

(v) BCo shall conduct the BCo Meeting in accordance with the by-laws of BCo and any instrument governing the BCo Meeting (including, without limitation, the Interim Order) as applicable, and as otherwise required by law;

(w) BCo will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of BCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(x) in the event that dissent rights are given to BCo Securityholders under the terms of the Interim Order, BCo shall promptly advise KCo of the number of BCo Securities for which BCo receives notices of dissent or written objections to the Arrangement and provide KCo with copies of such notices and written objections;

(y) prior to the Effective Date, BCo will cooperate with KCo in making application to list the KNewco Common Shares (including the KNewco Common Shares issuable pursuant to the KNewco Warrants and KNewco Incentive Plan) on the TSX; and

(z) BCo shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

**3.2 Covenants of KCo**

From the date hereof until the Effective Date or termination of this Agreement, except with the prior written consent of BCo (such consent not to be unreasonably withheld), and except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) KCo's business and the business of each of its subsidiaries shall be conducted only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and KCo shall consult with BCo in respect of the ongoing business and affairs of KCo and its subsidiaries and keep BCo apprised of all material developments relating thereto;

(b) other than the KCo Partnership Reorganization and Amalgamation, KCo shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay

any dividend or other distribution or payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise of currently outstanding KCo Options or KCo Warrants), grant, sell or pledge or agree to issue, grant, sell or pledge any shares of KCo, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of KCo; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, except as permitted hereunder; (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of KCo; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) other than is necessary to effect the KCo Partnership Reorganization and Amalgamation, KCo will not, and will not permit any of its subsidiaries to, directly or indirectly do any of the following other than pursuant to commitments entered into prior to the date of this Agreement and disclosed to BCo in writing or otherwise without the prior consent of BCo, such consent not to be unreasonably withheld: (i) sell, pledge, dispose of or encumber any assets except for production in the ordinary course of business, for a consideration in excess of $100,000 individually or $500,000 in the aggregate; (ii) expend or commit to expend amounts in respect of capital or operating expenses in excess of $250,000 individually or $500,000 per month (on a cumulative basis) in the aggregate (excluding expenditures specified in KCo's current 2004 budget as disclosed to BCo and fourth quarter expenditures for seismic, land or assets intended for KNewco which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), and for which KNewco shall agree to reimburse the Trust under the KNewco Conveyance Agreement through the assumption of debt or otherwise (to the extent that such expenditures are in excess of $7 million)); (iii) reorganize, amalgamate, merge or otherwise continue KCo or any of its subsidiaries with any other person, corporation, partnership or other business organization whatsoever; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity, in each case having a value in excess of $100,000 individually or $250,000 in the aggregate (excluding purchases of seismic, land or assets intended for KNewco which for greater certainty, shall not be subject to the foregoing covenant set forth in this Section 3.2(c), and for which KNewco shall agree to reimburse the Trust under the KNewco Conveyance Agreement through the assumption of debt or otherwise); (v) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligation of any other individual or entity, or make any loans or advances, except in the ordinary course of business or otherwise in excess of $100,000 individually or $500,000 in the aggregate; (vi) pay, discharge or satisfy any material claims, liabilities or obligations other than disclosed in writing to BCo prior to the entering into of this Agreement or reflected or reserved against in the KCo Financial Statements or otherwise in the ordinary course of business; (vii) enter into any hedges, swaps or other financial instruments or like transactions; (viii) enter into any agreements for the sale of production having a term of more than thirty (30) days; (ix) enter into any consulting or contract operating agreement that cannot be terminated on thirty (30) days or less notice without penalty; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) neither KCo nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(e) each of its senior officers and directors have advised KCo that they intend to vote in favour of the Reorganization Resolution and KCo will use its reasonable commercial efforts to cause each of the directors and senior officers of KCo to vote in favour of the Reorganization Resolution;

(f) KCo shall not, nor permit any of its subsidiaries to, grant any officer, director, employee or consultant an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers, employees or consultants, nor adopt or amend (other than to permit accelerated vesting of options) or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers, employees or consultants, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g) KCo shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(h) KCo will use its reasonable commercial efforts to enter into written agreements on or prior to November 15, 2004 with KCo Warrantholders holding not less than 66 2/3% of the issued and outstanding KCo Warrants, in form satisfactory to BCo and KCo, acting reasonably, pursuant to which such holders shall agree to exercise the KCo Warrants held by such holders after the KCo Meeting and prior to the Effective Date provided that, in each case, KCo shall not pay any amount in consideration therefor without the prior approval of BCo;

(i) except to permit the early vesting of all KCo Options and KCo Warrants, and the exercise or surrender of KCo Options for a cash payment (subject to KCo withholding one half of such payment at the statutory rate) up to a maximum of $16.8 million, no amendments shall be made to outstanding KCo Options or KCo Warrants without the prior written consent of BCo;

(j) KCo shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to completion of the Arrangement or termination of this Agreement, whichever first occurs;

(k) KCo shall promptly notify BCo in writing of any material change (actual, anticipated, contemplated or, to the knowledge of KCo threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo or of any change in any representation or warranty provided by KCo in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and KCo shall in good faith discuss with BCo any change in circumstances (actual, anticipated, contemplated, or to the knowledge of KCo threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to BCo pursuant to this provision;

(l) KCo shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by Section 7.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(m) KCo shall use its reasonable commercial efforts to obtain KCo Lock-Up Agreements on or before November 15, 2004 from each of its senior officers and directors;

(n) KCo shall use its reasonable commercial efforts to obtain the consent of its bankers and any other third party consents required for the transactions contemplated hereby and provide the same to BCo on or prior to the Effective Date;

(o) KCo shall use its reasonable commercial efforts to satisfy or cause satisfaction of the conditions set forth in Sections 6.1 and 6.2 as soon as reasonably possible to the extent that the satisfaction of the same is within the control of KCo;

(p) KCo shall provide notice to BCo of the KCo Meeting and allow BCo's representatives to attend such meeting;

(q) subject to compliance by BCo with Section 3.2(r), KCo will ensure that the KCo Information Circular provides KCo Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the BCo Information in the KCo Information Circular in the form approved by BCo and shall include, without limitation; (i) any financial statements in respect of prior acquisitions made by it that are required to be included therein in accordance with Applicable Laws; (ii) the unanimous determination of the board of directors of KCo that the Arrangement is fair to KCo Securityholders, is in the best interests of KCo and KCo Securityholders, and include the unanimous recommendation of the board of directors of KCo that the KCo Securityholders vote in favour of the Reorganization Resolution; and (iii) the fairness opinion of KCo's financial advisor that the Arrangement is fair, from a financial point of view, to KCo Shareholders; provided that, notwithstanding the covenants of KCo in this subsection, prior to the completion of the Arrangement, the board of directors of KCo may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors, such withdrawal, modification or change is required to act in a manner consistent with the fiduciary duties of the board of directors of KCo and, if applicable, provided the board of directors shall have complied with the provisions of Sections 3.4 and 7.1,

(r) KCo will assist BCo in the preparation of the BCo Information Circular and provide to BCo, in a timely and expeditious manner, all information as may be reasonably requested by BCo with respect to KCo for inclusion in the BCo Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable BCo to meet the standard referred to in Section 3.1(q) with respect to KCo, the Arrangement and the transactions to be considered at the BCo Meeting;

(s) KCo shall indemnify and save harmless BCo and the directors, officers and agents of BCo from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which BCo, or any director, officer or agent thereof, may be subject or which BCo, or any director, officer or agent thereof may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

  (i) any misrepresentation or alleged misrepresentation in the KCo Information Circular or in any material filed in compliance or intended compliance with any Applicable Laws;

  (ii) any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the KCo Information Circular or in any material filed by or on behalf of KCo in compliance or intended compliance with applicable securities laws, which prevents or restricts the trading in the KCo Shares; and

  (iii) KCo not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement;

except that KCo shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are based upon any misrepresentation or alleged misrepresentation of a material fact based solely on the BCo Information included in the KCo Information Circular or the negligence of BCo;

(t) except for proxies and other non-substantive communications with securityholders, KCo will furnish promptly to BCo or BCo's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by KCo in connection with: (i) the Arrangement; (ii) the KCo Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(u) KCo shall solicit proxies to be voted at the KCo Meeting in favour of matters to be considered at the KCo Meeting, *including the Reorganization Resolution;*

(v) KCo shall conduct the KCo Meeting in accordance with the by-laws of KCo and any instrument governing the KCo Meeting (including, without limitation, the Interim Order), as applicable, and as otherwise required by law;

(w) KCo will make all necessary filings and applications under Canadian federal and provincial and U.S. laws and regulations required to be made on the part of KCo in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(x) in the event that dissent rights are given to KCo Securityholders under the terms of the Interim Order, KCo shall promptly advise BCo of the number of KCo Securities for which KCo receives notices of dissent or written objections to the Arrangement and provide BCo with copies of such notices and written objections;

(y) prior to the Effective Date, KCo will cooperate with BCo in making application to list the Trust Units (including the Trust Units issuable pursuant to the Trust Warrants and Trust Incentive Plan and the BNewco Common Shares (including the BNewco Common Shares issuable pursuant to the BNewco Warrants and BNewco Incentive Plans) on the TSX;

(z) KCo shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(aa) KCo shall make expenditures to fulfill flow-through obligations so that its obligations at the Effective Time will be no more than $4.5 million

**3.3 Mutual Covenants Regarding the Arrangement**

From the date hereof until the Effective Date, each of BCo and KCo will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(a) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(b) to, on or before November 15, 2004, agree to the list of Retained Employees and the maximum amount payable by each of BCo and KCo, respectively, in respect of severance obligations to those employees of BCo and KCo who will not be Retained Employees, and to, on or before the Effective Date, cause offers or confirmations of employment, as applicable, to be made to the Retained Employees;

(c) to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby; and

(d) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement, and each of BCo and KCo will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the other of their obligations under this Section 3.3 including, without limitation, continuing to provide

reasonable access to information and to maintain ongoing communications as between officers of BCo and KCo, subject in all cases to the Confidentiality Agreement.

**3.4 Mutual Covenants Regarding Non-Solicitation**

(a) Each Party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this Agreement with respect to any Acquisition Proposal and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Neither Party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i) solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to their respective businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "**standstill provisions**" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each Party and its officers, directors and advisers may:

(v) enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this Agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement substantially similar to the Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other Party as set out below), may furnish to such third party information concerning such Party and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal which the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party than the transaction contemplated by this Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such Party provides prompt notice to

the other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other Party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such Party shall notify the other Party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other Party, copies of all information provided to such party and all other information reasonably requested by the other Party), within 24 hours of the receipt thereof, shall keep the other Party informed of the status and details of any such inquiry, offer or proposal and answer the other Party's questions with respect thereto; or

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, its board of directors shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under Applicable Laws and such Party complies with its obligations set forth in Section 3.4(c) and terminates this Agreement in accordance with Section 9.1(e) or (f), as applicable, and concurrently therewith pays the amount required by Section 7.1 or 7.2, as applicable to the other Party.

(c) Each Party in receipt of a Superior Proposal (a "**Receiving Party**") shall give the other Party, orally and in writing, at least two Business Days advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.

(d) Each Party agrees that all information that may be provided to it by the other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "**Evaluation Material**" as that term is defined in the Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(e) Each Party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 3.4. BCo shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives, and KCo shall be responsible for any breach of this Section 3.4 by its officers, directors, employees, investment bankers, advisers or representatives.

**3.5 Mutual Standstill Provisions**

Commencing on the date of execution of this Agreement and ending on the earlier of the Effective Date or the termination of this Agreement, other than pursuant to this Agreement, the Arrangement and the transactions contemplated hereby and thereby, each Party agrees that it will not, except in accordance with this Agreement or the Arrangement or with the prior approval in writing of the other Party, which approval may be given on such terms as the other Party may determine:

(a) acquire or agree to acquire, or make any proposal or offer to acquire, in any manner, either directly or indirectly, any securities or properties of the other Party (provided that the provisions hereof shall not be

interpreted to prohibit the Parties or their affiliates from continuing to conduct business with the other party in the ordinary course of business and consistent with past practice);

(b) commence a take-over bid for any securities of the other Party;

(c) solicit proxies from holders of securities of the other Party, otherwise attempt to influence the vote or conduct of the holders of the securities of the other Party, or otherwise act alone or in concert with others to seek to control or to influence the management, board of directors or policies of the other Party; or

(d) engage in any discussion or negotiations or enter into any agreement, commitment or understanding or otherwise act in concert with any third party to propose or effect any business combination or other transaction of any nature or kind with respect to the other Party.

**3.6 Access to Information**

Subject to the Confidentiality Agreement and applicable law, upon reasonable notice, each Party shall (and shall cause each of its subsidiaries to) afford the other Party's officers, employees, counsel, accountants and other authorized representatives and advisers access, during normal business hours from the date hereof and until the earlier of the Effective Date or the termination of this Agreement, to its properties, books, contracts and records as well as to its management personnel, and shall (and shall cause each of its subsidiaries to) furnish promptly to the other Party all information concerning its business, properties and personnel as the other Party may reasonably request.

## ARTICLE 4
## PRIVATE PLACEMENTS AND INCENTIVE PLANS

**4.1 BNewco**

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, BNewco Finco shall complete the BNewco Finco Private Placement.

(b) Subject to receipt of all necessary approvals, BNewco will adopt the BNewco Incentive Plans. The BNewco Incentive Plans shall provide for the granting of options and performance share units to the BNewco Service Providers, provided that the number of performance share units (which performance share units will be exercisable for a price of $0.01 per unit and will be convertible into the percentage of a BNewco Common Share equal to the closing trading price of the BNewco Common Shares on the TSX on the trading day prior to such conversion less the net asset value of BNewco Common Shares calculated in connection with the BNewco Finco Private Placement, if positive, divided by the closing trading price of the BNewco Common Shares on the TSX on the trading day prior to such conversion) reserved for issuance thereunder shall not exceed 6% of the BNewco Outstanding Shares, and grants of performance share units shall be subject to a three-year vesting schedule under which one-third of the number of share units granted will vest on each of the first, second and third anniversaries of such grant.

**4.2 KNewco**

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, KNewco Finco shall complete the KNewco Finco Private Placement.

(b) Subject to receipt of all necessary approvals, KNewco will adopt the KNewco Incentive Plan. The KNewco Incentive Plan shall provide for the granting of options to KNewco Service Providers.

**4.3 The Trust**

(a) Subject to receipt of all necessary approvals, prior to the completion of the Arrangement, the Trust shall complete the Trust Private Placement.

(b) Subject to receipt of all necessary approvals, the Trust will adopt the Trust Incentive Plan.

## ARTICLE 5
## REPRESENTATIONS AND WARRANTIES

### 5.1 Representations and Warranties of BCo

BCo hereby makes the representations and warranties set forth in this Section 5.1 to and in favour of KCo and acknowledges that KCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of BCo and its subsidiaries is a corporation duly incorporated or amalgamated and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation and has the requisite corporate power and authority to carry on its business as it is now being conducted. BCo and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on BCo and its subsidiaries taken as a whole.

(b) BCo has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by BCo of the transactions contemplated hereby have been duly authorized by BCo's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of BCo are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by BCo and constitutes a legal, valid and binding obligation of BCo enforceable against BCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by BCo, the consummation by BCo or any of its subsidiaries of the transactions contemplated hereby nor compliance by BCo with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of BCo or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of BCo or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which BCo is a party or to which it, or its properties or assets, may be subject or by which BCo or any of its subsidiaries is bound (subject to obtaining the consent of BCo's bankers and the consent of BCo's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to BCo or any of its subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of BCo and its subsidiaries taken as a whole, or on the ability of BCo or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of BCo and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to BCo's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by BCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of BCo to consummate the transactions contemplated hereby.

(e) BCo has authorized an unlimited number of BCo Shares and an unlimited number of preferred shares issuable in series of which, as at October 22, 2004, BCo has issued and outstanding: (i) 19,727,839 BCo Shares, and (ii) no preferred shares; and, in addition, as at October 22, 2004, BCo has issued and outstanding (iii) BCo Options entitling the holders thereof to acquire 1,750,600 BCo Shares, and (iv) BCo Warrants entitling the holders thereof to acquire no more than 329,167 BCo Shares. Except as aforesaid, there are no outstanding shares of BCo or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of BCo or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by BCo of any shares of BCo (including BCo Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of BCo. All outstanding BCo Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all BCo Shares issuable upon exercise or conversion of outstanding BCo Options and BCo Warrants in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the BCo Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to BCo and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo and its subsidiaries on a consolidated basis;

(ii) BCo and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to BCo or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of BCo and its assets, reserves, liabilities, business and operations provided by BCo or its advisors to KCo or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. BCo has no knowledge of any material adverse change to the oil and gas reserves of BCo from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to BCo, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to BCo which is not disclosed in the Public Record, and BCo has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to KCo by BCo prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against BCo which, if determined adversely to BCo, would have a material adverse effect on the assets, liabilities, business or operations of BCo, or on the ability of BCo to consummate the transactions contemplated hereby.

(j) The BCo Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of BCo and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of BCo and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of BCo and its subsidiaries on a consolidated basis as at the dates thereof.

(k) BCo has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and BCo holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of BCo are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of BCo, no such proceeding is, to the knowledge of BCo, pending, contemplated or threatened and BCo is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to BCo or its securities.

(m) Payments to directors, officers and employees of BCo prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) shall not exceed $1.75 million.

(n) BCo has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Tristone Capital Inc. has been retained as BCo's financial advisors in connection with certain matters, including the transactions contemplated hereby. BCo has delivered to KCo true and current copies of all agreements between BCo and its financial advisor which could give rise to the payment of any fees to such financial advisor. BCo may only retain additional financial advisors with the consent of KCo;

(o) The board of directors of BCo has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of BCo and the BCo Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to BCo Securityholders and has resolved to unanimously recommend approval of the Arrangement by BCo Securityholders.

(p) BCo is not a party to and BCo will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire BCo Shares or other securities of BCo or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) Other than 564,583 BCo Shares subject to an escrow agreement dated July 24, 2003 among BCo, Valiant Trust Company and various securityholders of BCo, none of the BCo Shares are the subject of any escrow, voting trust or other similar agreement.

(r) BCo does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of BCo that have not yet been fully expended and renounced and reflected in the BCo Financial Statements, other than as disclosed in writing to KCo prior to the date hereof.

(s) During the fiscal year ended December 31, 2003, BCo did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

(i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

(ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to BCo or its business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

(iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by BCo or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of BCo.

(u) The only subsidiaries of BCo are the BSubsidiaries. BCo legally and beneficially owns all of the outstanding shares and other securities or interests of each of the BSubsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate records and minute books, books of account and other records of BCo and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) BCo is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta and Ontario and the outstanding BCo Shares are listed and posted for trading on the TSX.

(x) Valiant Trust Company, at its principal office in Calgary, Alberta and through its co-agent, Equity Transfer Services Inc., at its principal office in Toronto, Ontario is the duly appointed registrar and transfer agent of BCo with respect to the BCo Shares.

(y) All Returns have been duly filed on a timely basis and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis. Except for matters disclosed in the BCo Financial Statements or otherwise disclosed to KCo that may give rise to the filing of amended Returns, the filed Returns are true, complete and correct in all material respects, and no other Taxes are payable by BCo with respect to items or periods covered by such Returns.

(z) Except with respect to matters disclosed to KCo prior to the date hereof, BCo has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither BCo nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against BCo or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to KCo prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by BCo or any of its subsidiaries.

(bb) No director, officer, insider or other non-arm's length party to BCo or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of BCo or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party is indebted to BCo or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, and guarantees provided by BCo for BSubsidiaries neither BCo nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming BCo as an insured and as disclosed to KCo prior to the date hereof to the knowledge of BCo, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) BCo has provided to KCo copies of all management recommendation letters relating to BCo or any of its subsidiaries received from BCo's current auditor or any previous auditor during the two years prior to the date hereof.

(gg) To the knowledge of BCo, BCo has not withheld from KCo any material information or documents concerning BCo or any of its subsidiaries or their respective assets or liabilities during the course of KCo's review of BCo and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to KCo by BCo pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

**5.2 Representations and Warranties of KCo**

KCo hereby makes the representations and warranties set forth in this Section 5.2 to and in favour of BCo and acknowledges that BCo is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a) Each of KCo and its subsidiaries is a corporation or partnership duly incorporated or amalgamated or, in the event of a partnership, formed, and validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or formation, as applicable and has the requisite corporate or partnership power and authority to carry on its business as it is now being conducted. KCo and each of its subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a material adverse effect on KCo and its subsidiaries taken as a whole.

(b) KCo has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by KCo of the transactions contemplated hereby have been duly authorized by KCo's board of directors and, subject to obtaining shareholder approval, no other corporate proceedings on the part of KCo are or will be necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by KCo and constitutes a legal, valid and binding obligation of KCo enforceable against KCo in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity.

(c) Neither the execution and delivery of this Agreement by KCo, the consummation by KCo or any of its subsidiaries of the transactions contemplated hereby nor compliance by KCo with any of the provisions hereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of KCo or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles, bylaws or other constating documents of KCo or any of its subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which KCo or any of its subsidiaries is a party or to which it, or its properties or assets, may be subject or by which KCo or any of its subsidiaries is bound (subject to obtaining the consent of KCo's bankers and the consent of KCo's landlord under its office lease); or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to KCo or any of its subsidiaries (except, in the case of each of clauses and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any material adverse effect on the business, operations or financial condition of KCo and its subsidiaries taken as a whole, or on the ability of KCo or any of its subsidiaries to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a material adverse effect on the business, operations or financial condition of KCo and its subsidiaries taken as a whole.

(d) Other than in connection with or in compliance with the provisions of Applicable Laws:

(i) there is no legal impediment to KCo's consummation of the transactions contemplated by this Agreement; and

(ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by KCo in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have any material adverse effect on the ability of KCo to consummate the transactions contemplated hereby.

(e) KCo has authorized an unlimited number of KCo Shares of which, as at October 26, 2004, KCo has issued and outstanding 27,578,431 KCo Shares and, in addition, as at October 26, 2004 KCo has issued and outstanding (i) KCo Options entitling the holders thereof to acquire 2,278,450 KCo Shares, and (ii) KCO Warrants entitling the holders thereof to acquire 1,175,881 KCo Shares. Except as aforesaid, there are no outstanding shares of KCo or options, warrants, rights or conversion or exchange privileges or other securities entitling anyone to acquire any shares of KCo or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by KCo of any shares of KCo (including KCo Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of KCo. All outstanding KCo Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor have they been issued in violation of, any pre-emptive rights, and all KCo Shares issuable upon exercise or conversion of outstanding KCo Options and KCO Warrants in accordance with their respective terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) Since the date of the KCo Financial Statements, except as disclosed in the Public Record:

(i) there has been no material adverse change, (or any condition, event or development involving a prospective change that could be materially adverse to KCo and its subsidiaries on a consolidated basis) in the business, affairs, operations, assets, capitalization, financial condition, prospect, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo and its subsidiaries on a consolidated basis;

(ii) KCo and its subsidiaries has conducted its business only in the ordinary and normal course; and

(iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to KCo or any of its subsidiaries has been incurred other than in the ordinary and normal course of business.

(g) The data and information in respect of KCo and its assets, reserves, liabilities, business and operations provided by KCo or its advisors to BCo or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. KCo has no knowledge of any material adverse change to the oil and gas reserves of KCo from that disclosed in such data and information.

(h) The information and statements set forth in the Public Record as at the date hereof, as relates to KCo, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to KCo which is not disclosed in the Public Record, and KCo has not filed any confidential material change reports which continue to be confidential.

(i) Except as disclosed in the Public Record or as otherwise disclosed in writing to BCo by KCo prior to the date hereof, there are no outstanding or threatened claims, suits, actions or proceedings against KCo or any of its subsidiaries which, if determined adversely to KCo or any of its subsidiaries, would have a material adverse effect on the assets, liabilities, business or operations of KCo, or on the ability of KCo and its subsidiaries, taken as a whole, or any of its subsidiaries to consummate the transactions contemplated hereby.

(j) The KCo Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of KCo and its subsidiaries on a consolidated basis at the dates thereof and the results of the operations of KCo and its subsidiaries on a consolidated basis for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of KCo and its subsidiaries on a consolidated basis as at the dates thereof.

(k) Neither KCo nor any of its subsidiaries has received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and KCo holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations. The assets of KCo and each of its subsidiaries are operated and maintained by it are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects.

(l) No securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of KCo, no such proceeding is, to the knowledge of KCo, pending, contemplated or threatened and KCo is not, to its knowledge, in default of any requirement of any securities laws, rules or policies applicable to KCo or its securities.

(m) Payments to directors, officers and employees of KCo prior to the Effective Date under all contract settlements, bonus plans, retention arrangements, change of control agreements and severance obligations (whether resulting from termination or alteration of duties) shall not exceed $3.4 million;

(n) KCo has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that National Bank Financial Inc. has been retained as KCo's financial advisors in connection with certain matters, including the transactions contemplated hereby. KCo has delivered to BCo true and current copies of all agreements between KCo and its financial adviser which could give rise to the payment of any fees to such financial adviser. KCo may only retain additional financial advisors with the consent of BCo;

(o) The board of directors of KCo has unanimously endorsed the Arrangement and approved this Agreement, has unanimously determined that the Arrangement and this Agreement are in the best interests of KCo and the KCo Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to KCo Securityholders and has resolved to unanimously recommend approval of the Arrangement by KCo Securityholders.

(p) KCo is not a party to and, prior to the Effective Date, KCo will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire KCo Shares or other securities of KCo or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement.

(q) None of the KCo Shares are the subject of any escrow, voting trust or other similar agreement.

(r) KCo does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures to any purchaser of the shares of KCo that have not yet been fully expended and renounced and reflected in the KCo Financial Statements, other than as disclosed in writing to BCo prior to the date hereof.

(s) During the fiscal year ended December 31, 2003, KCo did not hold assets in the United States having an aggregate total value of US$25 million or more and did not have aggregate sales in or into the United States of US$25 million or more.

(t) There is not (or are not):

   (i) any order or directive from any regulatory authority which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures;

   (ii) any demand or notice from any regulatory authority with respect to the material breach of any environmental, health or safety law applicable to KCo or any of its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants; or

   (iii) any spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by KCo or its subsidiaries or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a material adverse effect on the financial condition, business, operations, assets, affairs or prospects of KCo and its subsidiaries taken as a whole.

(u) All of the partnership interests in KPartnership are held by KCo, directly or indirectly. The only subsidiaries of KCo are the KSubsidiaries and KPartnership. KCo legally and beneficially owns all of the outstanding shares and other securities or interests of each of the KSubsidiaries and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of such subsidiary or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase or issuance of any shares or other securities of such subsidiary.

(v) The corporate and partnership records and minutes books, books of account and other records of KCo and each of its subsidiaries have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects.

(w) KCo is a "reporting issuer" or equivalent in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and the outstanding KCo Shares are listed and posted for trading on the TSX.

(x) Computershare Trust Company of Canada at its principal offices in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of KCo with respect to the KCo Shares;

(y) All Returns have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by KCo or any of its subsidiaries with respect to items or periods covered by such Returns.

(z) KCo has paid or provided adequate accruals in its financial statements for the year ended dated December 31, 2003 for Taxes, including income taxes and related future taxes, in conformity with generally accepted accounting principles applicable in Canada.

(aa) No material deficiencies exist or have been asserted with respect to Taxes. Neither KCo nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against KCo or any of its subsidiaries or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns. Except as disclosed to BCo prior to the date hereof, the Returns have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened which resulted in or could result in a reassessment of Taxes owing by KCo or any of its subsidiaries.

(bb) No director, officer, insider or other non-arm's length party to KCo or any of its subsidiaries (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of KCo or any of its subsidiaries that will be effective after the Effective Date.

(cc) Except as disclosed in the Public Record, no director, officer, insider or other non-arm's length party of KCo or any of its subsidiaries is indebted to KCo or any of its subsidiaries.

(dd) Except for indemnity agreements with its directors and officers, neither KCo nor any of its subsidiaries is a party to or bound by any agreement, guarantee, indemnification, or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation.

(ee) The policies of insurance in force at the date hereof naming KCo as an insured and as disclosed to BCo prior to the date hereof to the knowledge of KCo, remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein.

(ff) KCo has provided to BCo copies of all management recommendation letters relating to KCo or any of its subsidiaries received from KCo's current auditor or any previous auditor during the two years prior to the date hereof.

(gg) To the knowledge of KCo, KCo has not withheld from BCo any material information or documents concerning KCo or any of its subsidiaries or their respective assets or liabilities during the course of BCo's review of KCo and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to BCo by KCo pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

**5.3 Privacy Issues.**

(a) For the purposes of this Section 5.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all

judgements, orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign, (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions, and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to KCo by BCo in accordance with this Agreement and/or as a condition of the Transaction.

(b) The Parties hereto acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either Party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither Party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each Party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each Party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each Party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the Parties' obligations hereunder. Each Party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a bona fide need to access to such information in order to complete the Arrangement.

(g) Each Party shall promptly notify the other Party to this Agreement of all inquiries, complaints, requests for access, and claims of which the Party is made aware in connection with the Disclosed Personal Information. The Parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either Party, the counterparty shall forthwith cease all use of the Personal Information acquired by the counterparty in

connection with this Agreement and will return to the party or, at the Party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

## ARTICLE 6
## CONDITIONS PRECEDENT

### 6.1 Mutual Conditions Precedent

The respective obligations of the Parties to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such Parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to December 31, 2004, the Interim Order shall have been granted in form and substance satisfactory to each of BCo and KCo, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to BCo and KCo, acting reasonably, on appeal or otherwise;

(b) the Reorganization Resolution shall have been passed by the holders of KCo Securities, on or prior to January 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(c) the Reorganization Resolution shall have been passed by the holders of BCo Securities, on or prior to January 31, 2005 in accordance with the Interim Order and in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(d) in the event that dissent rights are given to KCo Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding KCo Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(e) in the event that dissent rights are given to BCo Securityholders under the terms of the Interim Order, holders of not greater than 5% of the outstanding BCo Securities shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as of the Effective Date;

(f) on or prior to January 31, 2005, the Final Order shall have been granted in form and substance satisfactory to BCo and KCo, acting reasonably;

(g) the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of BCo and KCo, acting reasonably;

(h) the Arrangement shall have become effective on or prior to Januaryy 31, 2005;

(i) BCo and BNewco shall have entered into the BNewco Conveyance Agreement pursuant to which the net debt assumed by BNewco thereunder on the Effective Date shall not exceed $2 million plus any outstanding debt which was incurred for assets, land or seismic as provided in subsection 3.1(c) hereof;

(j) KCo and KNewco shall have entered into the KNewco Conveyance Agreement pursuant to which the net debt assumed by KNewco thereunder on the Effective Date shall not exceed $3 million plus any outstanding debt which was incurred for assets, land or seismic as provided in subsection 3.2(c) hereof;

(k) BCo and KCo shall enter into written agreements effective as of the Effective Date satisfactory to each of BCo and KCo, acting reasonably, pursuant to which BCo and KCo, as the case may be, shall agree that, for a period of six years after the Effective Date, AmalgamationCo shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by each of BCo and KCo (provided that AmalgamationCo may substitute therefor policies of at least the same change coverage and amounts containing terms and conditions which are no less advantageous) providing coverage on a "trailing" or

"run-off" basis for all present and former directors and officers of BCo and KCo with respect to claims arising from facts or events which occurred before the Effective Date;

(l) AmalgamationCo shall enter into written agreements for the benefit of the Retained Employees to be employed by AmalgamationCo (or an affiliate thereof) effective as of the Effective Date and satisfactory to each of BCo and KCo, acting reasonably, pursuant to which it shall agree that where a Retained Employee is terminated by it (other than for cause) during the six month period following the Effective Date, it shall provide such person with a severance and termination package on terms and conditions which are no less favourable than those to be set forth on a schedule to each such agreement;

(m) the relevant waiting period in section 123 of the Competition Act shall have expired and: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; or (ii) a "no action letter" satisfactory to each of BCo and KCo, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of BCo and KCo, acting reasonably; and in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under section 92 or 100 of the Competition Act;

(n) in addition to the approval required by Section 6.1(m), all other required regulatory, governmental and third party approvals and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions, satisfactory to BCo and KCo, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units, the BNewco Common Shares and the KNewco Common Shares issuable pursuant to the Arrangement, the Trust Private Placement, the Trust Incentive Plan, the BNewco Warrants, the BNewco Incentive Plans, the KNewco Warrants and the KNewco Incentive Plan on the TSX and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(o) the Arrangement, and the consummation thereof, shall have been approved by BCo's lenders on a basis acceptable to BCo and KCo, each acting reasonably;

(p) the Arrangement, and the consummation thereof, shall have been approved by KCo's lenders on a basis acceptable to BCo and KCo, each acting reasonably;

(q) each director and officer of AmalgamationCo, BNewco and KNewco shall enter into written agreements with AmalgamationCo, on behalf of the Trust, BNewco and KNewco, as the case may be, effective as of the Effective Date pursuant to which such person shall agree not to sell, transfer or otherwise dispose of Trust Units BNewco Common Shares or KNewco Common Shares issued to such person pursuant to the Arrangement other than Trust Units, BNewco Common Shares and KNewco Common Shares up to the greater of $1.5 million of gross proceeds and 50% of the aggregate value of the individual holdings for a period of twelve months following the Effective Date;

(r) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(s) BCo and BNewco shall have entered into the BNewco Technical Services Agreement; and

(t) KCo and KNewco shall have entered into the KNewco Contract Operating Services Agreement.

The foregoing conditions are for the mutual benefit of KCo and BCo and may be asserted by KCo and BCo regardless of the circumstances and may be waived by KCo and BCo (with respect to such Party) in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which KCo or BCo may have.

**6.2 Additional Conditions to Obligations of BCo**

The obligation of BCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) KCo shall have mailed the KCo Information Circular and other documentation required in connection with the KCo Meeting on or before December 31, 2004;

(b) each of the acts and undertakings of KCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by KCo;

(c) KCo shall have furnished BCo with:

(i) certified copies of the resolutions duly passed by the boards of directors of KCo approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of KCo Securityholders, duly passed at the KCo Meeting, approving the Reorganization Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of KCo contained in Section 5.2 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and KCo shall have complied in all material respects with its covenants in this Agreement and BCo shall have received a certificate to that effect dated the Effective Date from the President of KCo and another senior officer thereof acceptable to BCo, acting reasonably, acting solely on behalf of KCo and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and BCo will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to KCo shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to BCo in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of KCo and which, in the judgment of BCo, acting reasonably, is materially adverse to KCo other than: (i) a change directly resulting from an action taken by KCo to which BCo has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of KCo.

The conditions in this Section 6.2 are for the exclusive benefit of BCo and may be asserted by BCo regardless of the circumstances or may be waived by BCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which BCo may have.

**6.3 Additional Conditions to Obligations of KCo**

The obligation of KCo to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) BCo shall have mailed the BCo Information Circular and other documentation required in connection with the BCo Meeting on or before December 31, 2004;

(b) each of the acts and undertakings of BCo to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by BCo;

(c) BCo shall have furnished KCo with:

  (i) certified copies of the resolutions duly passed by the board of directors of BCo approving this Agreement and the consummation of the transactions contemplated hereby; and

  (ii) certified copies of the resolutions of BCo Securityholders, duly passed at the BCo Meeting, approving the Reorganization Resolution;

(d) except as affected by the transactions contemplated by this Agreement, the representations and warranties of BCo contained in Section 5.1 shall be true in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and BCo shall have complied in all material respects with its covenants in this Agreement and KCo shall have received a certificate to that effect dated the Effective Date from the President of BCo and another senior officer thereof acceptable to KCo, acting reasonably, acting solely on behalf of BCo and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and KCo will have no knowledge to the contrary;

(e) any director, officer, insider or other non-arm's length party that is indebted to BCo shall have repaid such indebtedness on or prior to completion of the Arrangement; and

(f) there shall not have occurred any change after the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof or previously disclosed prior to the date hereof to KCo in writing (or any condition, event or development involving a prospective change) in the business, affairs, operations, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise, of BCo and which, in the judgment of KCo, acting reasonably, is materially adverse to BCo other than: (i) a change directly resulting from an action taken by BCo to which KCo has consented to in writing; (ii) a change resulting from conditions affecting the oil and gas industry in western Canada including, without limitation, changes in commodity prices or taxes of any kind at any time; or (iii) the occurrence, development or coming into effect or existence of any event, action, state, condition, or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which materially adversely affects or involves the financial markets in Canada or the United States generally or the financial condition, business, operations, assets, affairs or prospects of BCo.

The conditions in this Section 6.3 are for the exclusive benefit of KCo and may be asserted by KCo regardless of the circumstances or may be waived by KCo in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which KCo may have.

**6.4 Notice and Effect of Failure to Comply with Conditions**

(a) Each of BCo and KCo shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder; provided, however, that no such notification will affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b) If any of the conditions precedents set forth in Sections 6.1, 6.2 or 6.3 hereof shall not be complied with or waived by the Party or Parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a Party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent. More than one such notice may be delivered by a Party.

**6.5 Satisfaction of Conditions**

The conditions set out in this Article 6 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

## ARTICLE 7
## AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

**7.1 BCo Damages**

If at any time after the execution of this Agreement:

(a) the board of directors of KCo has withdrawn or changed any of its recommendations or determinations referred to in Section 3.2(q) and 5.2(o) in a manner adverse to BCo or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the KCo Shareholders or to KCo and the KCo Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) KCo accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) KCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a material adverse effect on KCo or materially impede the completion of the Arrangement;

(each of the above being a "**BCo Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, KCo shall pay to BCo $7 million as liquidated damages in immediately available funds to an account designated by BCo within one business day after the first to occur of the events described above (other than Subsection 7.1(d) which shall be $5 million), and after such event but prior to payment of such amount, KCo shall be deemed to hold such fund in trust for BCo. Notwithstanding the foregoing, in the event there are two BCo Damages Events, one of which is described in Subsection 7.1(d), KCo shall pay to BCo, in substitution to the payment described above, $7 million as liquidated damages in the manner described above. KCo shall only be obligated to pay a maximum of $7 million pursuant to this Section 7.1.

**7.2 KCo Damages**

If at any time after the execution of this Agreement:

(a) the board of directors of BCo has withdrawn or changed any of its recommendations or determinations referred to in Section 3.1(q) and 5.1(o) in a manner adverse to KCo or shall have resolved to do so prior to the Effective Date;

(b) a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the BCo Shareholders or to BCo and the BCo Shareholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(c) BCo accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(d) BCo breaches any of its representations, warranties or covenants made in this Agreement which breach individually or in the aggregate would have a material adverse effect on BCo or materially impede the completion of the Arrangement;

(each of the above being a "**KCo Damages Event**"), then in the event of the termination of this Agreement pursuant to Section 9.1, BCo shall pay to KCo $5 million as liquidated damages in immediately available funds to an account designated by KCo within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, BCo shall be deemed to hold such fund in trust for KCo. BCo shall only be obligated to pay a maximum of $5 million pursuant to this Section 7.2.

**7.3 Liquidated Damages**

Each Party acknowledges that all of the payment amounts set out in this Article 7 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that, subject to Article 9, the payment of the amount pursuant to this Article 7 is the sole monetary remedy of the Party receiving such payment. Nothing herein shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

## ARTICLE 8
## AMENDMENT

**8.1 Amendment**

This Agreement may at any time and from time to time before or after the holding of the KCo Meeting and the BCo Meeting be amended by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; or

(d) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment reduces or materially adversely affects the consideration to be received by a BCo Securityholder or a KCo Securityholder, as the case may be, without approval by the affected securityholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

## ARTICLE 9
## TERMINATION

### 9.1 Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of BCo and KCo;

(b) as provided in Sections 6.1, 6.2 and 6.3;

(c) by BCo upon the occurrence of a BCo Damages Event as provided in Section 7.1 provided that in the event of a BCo Damages Event provided for in Section 7.1(a), this Agreement may not be terminated by BCo unless KCo Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(d) by KCo upon the occurrence of a KCo Damages Event as provided in Section 7.2 provided that in the event of a KCo Damages Event provided for in Section 7.2(a), this Agreement may not be terminated by KCo unless the BCo Securityholders do not approve the Arrangement as required in the Interim Order or the Arrangement is not submitted for their approval;

(e) by BCo upon the occurrence of a KCo Damages Event and the payment by BCo to KCo of the amount required by Section 7.2; and

(f) by KCo upon the occurrence of a BCo Damages Event and the payment by KCo to BCo of the amount required by Section 7.1.

In the event of the termination of this Agreement in the circumstances set out in paragraphs (a) through (f) of this Section 9.1, this Agreement shall forthwith become void and neither Party shall have any liability or further obligation to the other Party hereunder except with respect to the obligations set forth in Article 7 which shall survive such termination.

## ARTICLE 10
## NOTICES

### 10.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) BCo, addressed to:

1240, 407 - 2nd Street S.W.
Calgary, Alberta T2P 2V6

Attention: Russell J. Tripp, President and CEO
Telecopier: (403) 517-3711

with a copy to:

Bennett Jones LLP
4500 Bankers Hall East
855 - 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Noralee M. Bradley
Telecopier: (403) 265-7219

(b) KCo, addressed to:

1100, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S9

Attention: Grant B. Fagerheim, President and CEO
Telecopier: (403) 213-3134

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Grant A. Zawalsky
Telecopier: (403) 260-0332

or such other address as the Parties may, from time to time, advise to the other Parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

## ARTICLE 11
## GENERAL

**11.1 Binding Effect**

This Agreement shall be binding upon and enure to the benefit of the Parties hereto.

**11.2 Assignment**

No Party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other Party.

**11.3 Disclosure**

Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Party prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if either Party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that Party will consult with the other Party as to the wording of such disclosure prior to its being made.

**11.4 Costs**

Except as contemplated herein (including Sections 7.1 and 7.2 hereof), each Party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. BCo and KCo shall share equally any filing fees payable for applications made under the Competition Act in respect of the transactions contemplated by the Arrangement.

**11.5 Severability**

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

**11.6 Further Assurances**

Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

**11.7 Time of Essence**

Time shall be of the essence of this Agreement.

**11.8 Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the Parties hereto irrevocably atom to the jurisdiction of the courts of the Province of Alberta.

**11.9 Waiver**

No waiver by any Party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

**11.10 Counterparts**

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

**BEAR CREEK ENERGY LTD.**

By: *(signed) "R. Alan Steele"*

By: *(signed) "Russell J. Tripp"*

**KETCH RESOURCES LTD.**

By: *(signed) "Grant B. Fagerheim"*

By: *(signed) "Stephen C. Nikiforuk"*

## SCHEDULE A

## PLAN OF ARRANGEMENT UNDER SECTION 193

## OF THE

## *BUSINESS CORPORATIONS ACT* (ALBERTA)

## ARTICLE 1
## INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo #1**" means Ketch Acquisition Corp., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(c) "**AcquisitionCo #1 Notes B**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule B hereto, issuable by AcquisitionCo #1 under the Arrangement, each AcquisitionCo #1 Note B having a principal amount equal to $1.04, subject to adjustment based upon the number of Ketch Common Shares outstanding;

(d) "**AcquisitionCo #1 Notes C**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule C hereto, issuable by AcquisitionCo #1 under the Arrangement, each AcquisitionCo #1 Note C having a principal amount equal to $0.47, subject to adjustment based upon the number of Ketch Common Shares outstanding;

(e) "**AcquisitionCo #1 Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo #1 under the Arrangement in a principal amount per AcquisitionCo #1 Note equal to the closing price of the Ketch Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date, less the aggregate of: (i) one AcquisitionCo #1 Note B; (ii) one (1.0) AcquisitionCo #1 Note C; (iii) one Kereco Warrant Note #1; and (iv) one (1.0) Bear Ridge Warrant Note #1;

(f) "**AcquisitionCo #2**" means Bear Creek Acquisition Corp., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(g) "**AcquisitionCo #2 Notes Y**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule D hereto, issuable by AcquisitionCo #2 under the Arrangement, each AcquisitionCo #2 Note Y having a principal amount equal to $0.52, subject to adjustment based upon the number of Bear Creek Common Shares outstanding;

(h) "**AcquisitionCo #2 Notes Z**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule E hereto, issuable by AcquisitionCo #2 under the Arrangement, each AcquisitionCo #2 Note Z having a principal amount equal to $0.235, subject to adjustment based upon the number of Bear Creek Common Shares outstanding;

(i) "**AcquisitionCo #2 Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo #2 under the Arrangement in a principal amount per AcquisitionCo #2 Note equal to the quotient obtained by dividing: (i) the closing price of the Bear Creek Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date less the aggregate of: (A) one (1.0) AcquisitionCo #2 Note Y; (B) one (1.0) AcquisitionCo #2 Note Z; (C) one (1.0) Kereco Warrant Note #2; and (D) one (1.0) Bear Ridge Warrant #2 by (ii) 0.5;

(j) **"AmalgamationCo"** means Ketch Resources Ltd., the corporation resulting from the amalgamation of Ketch, Bear Creek, AcquisitionCo #1 and AcquisitionCo #2 pursuant to Section 3.1(r);

(k) **"Arrangement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(l) **"Arrangement Agreement"** means the arrangement agreement dated October 26, 2004 between Ketch and Bear Creek with respect to the Arrangement, and all amendments thereto;

(m) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(n) **"Bear Creek"** means Bear Creek Energy Ltd., a corporation incorporated under the ABCA;

(o) **"Bear Creek Reorganization Resolution"** means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix A to the Information Circular to be voted upon by Shareholders, Optionholders and Warrantholders at the Bear Creek Meeting;

(p) **"Bear Creek Common Shares"** means common shares of Bear Creek;

(q) **"Bear Creek Meeting"** means the special meeting of Bear Creek Shareholders, Bear Creek Optionholders and Bear Creek Warantholders to be held on January 17, 2005 and any adjournments thereof to consider and vote on the Bear Creek Reorganization Resolution;

(r) **"Bear Creek Option Value"** means for each particular Bear Creek Option, the amount, if any, by which the fair market value of a Bear Creek Common Share exceeds the applicable exercise price in respect of such Bear Creek Option, such value being determined based on the closing price of such security on the first trading day immediately prior to the Effective Time;

(s) **"Bear Creek Options"** means the outstanding stock options, whether or not vested, to acquire Bear Creek Common Shares and **"Bear Creek Optionholders"** means the holders from time to time of Bear Creek Options;

(t) **"Bear Creek Shareholder"** means a holder of Bear Creek Common Shares;

(u) **"Bear Creek Warrants"** means the outstanding share purchase warrants to acquire Bear Creek Common Shares and **"Bear Creek Warrantholders"** means the holders from time to time of Bear Creek Warrants;

(v) **"Bear Creek Warrant Exercise Price Differential"** means, in respect of Bear Creek Warrants, the amount by which the Weighted Average Trading Price of the Bear Creek Common Shares exceeds the exercise price of such Bear Creek Warrant, if any;

(w) **"Bear Ridge"** means Bear Ridge Resources Ltd., a corporation incorporated under the ABCA;

(x) **"Bear Ridge Assets"** means the assets transferred by Bear Creek to Bear Ridge pursuant to the Arrangement;

(y) **"Bear Ridge Class A Common Shares"** means the Class A common shares of Bear Ridge;

(z) **"Bear Ridge Common Shares"** means the common shares of Bear Ridge;

(aa) **"Bear Ridge Conveyance"** means the transactions whereby Bear Creek will convey the Bear Ridge Assets to Bear Ridge in consideration for the Bear Ridge Note and the assumption of certain debts;

(bb) "**Bear Ridge Finco**" means Bear Creek Finance Ltd., a corporation incorporated under the ABCA;

(cc) "**Bear Ridge Finco Common Shares**" means the common shares of Bear Ridge Finco;

(dd) "**Bear Ridge Note**" means the unsecured, subordinated promissory note issued by Bear Ridge to Bear Creek in partial satisfaction of the purchase price under the Bear Ridge Conveyance;

(ee) "**Bear Ridge Preferred Shares**" means the Preferred Shares, Series 1 of Bear Ridge;

(ff) "**Bear Ridge Warrant Note #1**" means the unsecured, subordinated promissory note having substantially the terms summarized in Schedule F hereto, issuable by Ketch under the Arrangement, each Bear Ridge Warrant Note #1 having a principal amount of $0.01;

(gg) "**Bear Ridge Warrant Note #2**" means the unsecured, subordinated promissory note having substantially the terms summarized in Schedule F hereto, issuable by Bear Creek under the Arrangement, each Bear Ridge Warrant Note #2 having a principal amount of $0.01;

(hh) "**Bear Ridge Warrants #1**" means common share purchase warrants of Bear Ridge entitling the holder to acquire 0.4 of a Bear Ridge Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #1 Note C, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #1 Note C;

(ii) "**Bear Ridge Warrants #2**" means common share purchase warrants of Bear Ridge entitling the holder to acquire 0.2 of a Bear Ridge Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #2 Note Z, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #2 Note Z;

(jj) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(kk) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(ll) "**Court**" means the Court of Queen's Bench of Alberta;

(mm) "**Depositary**" means Valiant Trust Company, or such other trust company as may be designated by Ketch and Bear Creek;

(nn) "**Dissent Rights**" means the right of a Ketch Shareholder, Bear Creek Shareholder, Ketch Optionholder, Bear Creek Optionholder, Ketch Warrantholder and Bear Creek Warrantholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(oo) "**Dissenting Optionholders**" means registered Ketch Optionholders or Bear Creek Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(pp) "**Dissenting Securityholders**" means Dissenting Optionholders, Dissenting Warrantholders and Dissenting Shareholders, collectively;

(qq) "**Dissenting Shareholders**" means registered Ketch Shareholders or Bear Creek Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(rr) "**Dissenting Warrantholders**" means registered Ketch Warrantholders or Bear Creek Warrantholders who validly exercise the rights of dissent provided to them under the Interim Order;

(ss) **"Effective Date"** means the date on which the Arrangement is effective under the ABCA;

(tt) **"Effective Time"** means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(uu) **"Election Deadline"** means 4:30 p.m. (Calgary time) on January 12, 2005 or, if Ketch Meeting or Bear Creek Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned meeting;

(vv) **"Final Order"** means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ww) **"Information Circular"** means the joint information circular and proxy statement dated December 17, 2004 to be prepared by Ketch and Bear Creek and forwarded as part of the proxy solicitation materials to holders of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants in respect of the Meetings;

(xx) **"Interim Order"** means the interim order of the Court dated December 17, 2004 under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(yy) **"Kereco"** means Kereco Energy Ltd., a corporation incorporated under the ABCA;

(zz) **"Kereco Assets"** means the assets transferred by Ketch to Kereco pursuant to the Arrangement;

(aaa) **"Kereco Class A Common Shares"** means the Class A common shares of Kereco;

(bbb) **"Kereco Common Shares"** means the common shares of Kereco;

(ccc) **"Kereco Conveyance"** means the transactions whereby Ketch will convey the Kereco Assets to Kereco in consideration for the Kereco Note and the assumption of certain debts;

(ddd) **"Kereco Finco"** means Kereco Finance Ltd., a corporation incorporated under the ABCA;

(eee) **"Kereco Finco Common Shares"** means the common shares of Kereco Finco;

(fff) **"Kereco Non-Voting Common Shares"** means the non-voting common shares of Kereco;

(ggg) **"Kereco Note"** means the unsecured, subordinated promissory note issued by Kereco to Ketch in partial satisfaction of the purchase price under the Kereco Conveyance;

(hhh) **"Kereco Warrant Note #1"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule F hereto, issuable by Ketch under the Arrangement, each Kereco Warrant Note #1 having a principal amount of $0.02;

(iii) **"Kereco Warrant Note #2"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule F hereto, issuable by Bear Creek under the Arrangement, each Kereco Warrant Note #2 having a principal amount of $0.02;

(jjj) **"Kereco Warrants #1"** means common share purchase warrants of Kereco entitling the holder to acquire 0.4 of a Kereco Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #1 Note B, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #1 Note B;

(kkk) **"Kereco Warrants #2"** means common share purchase warrants of Kereco entitling the holder to acquire 0.2 of a Kereco Common Share at a price equal to the principal amount of one (1.0) AcquisitionCo #2 Note Y, which amount may be satisfied either in cash or by the delivery of one (1.0) AcquisitionCo #2 Note Y;

(lll) "**Ketch**" means Ketch Resources Ltd., a corporation incorporated under the ABCA;

(mmm) "**Ketch Reorganization Resolution**" means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by Shareholders, Optionholders and Warrantholders at the Ketch Meeting;

(nnn) "**Ketch Common Shares**" means common shares of Ketch;

(ooo) "**Ketch Meeting**" means the special meeting of Ketch Shareholders, Ketch Optionholders and Ketch Warrantholders to be held on January 17, 2005 and any adjournments thereof to consider and vote on the Ketch Reorganization Resolution;

(ppp) "**Ketch Option Value**" means for each particular Ketch Option, the amount, if any, by which the fair market value of a Ketch Common Share exceeds the applicable exercise price in respect of such Ketch Option, such value being determined based on the closing price of such security on the first trading day immediately prior to the Effective Time;

(qqq) "**Ketch Options**" means the outstanding stock options, whether or not vested, to acquire Ketch Common Shares and "**Ketch Optionholders**" means the holders from time to time of Ketch Options;

(rrr) "**Ketch Partnership**" means Ketch Resources Partnership, a general partnership, the partners of which will be immediately prior to the Effective Time Ketch and the Ketch Subsidiary;

(sss) "**Ketch Shareholder**" means a holder of Ketch Common Shares;

(ttt) "**Ketch Subsidiary**" means 1133082 Alberta Ltd., a corporation incorporated under the ABCA;

(uuu) "**Ketch Warrants**" means the outstanding share purchase warrants to acquire Ketch Common Shares and "**Ketch Warrantholders**" means the holders from time to time of Ketch Warrants;

(vvv) "**Ketch Warrant Exercise Price Differential**" means, in respect of Ketch Warrants, the amount by which the Weighted Average Trading Price of the Ketch Common Shares exceeds the exercise price of such Ketch Warrant, if any;

(www) "**Letter of Transmittal**" means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which Ketch Shareholders and Bear Creek Shareholders are required to deliver certificates representing Ketch Common Shares or Bear Creek Common Shares, as the case may be;

(xxx) "**Meetings**" means the Bear Creek Meeting and the Ketch Meeting;

(yyy) **"Note Indenture"** means the note indenture to be made among Ketch, Bear Creek, AcquisitionCo #1, AcquisitionCo #2 and the Note Trustee governing the issuance of the AcquisitionCo #1 Notes, AcqutisionCo #2 Notes, Kereco Warrant Notes #1, Kereco Warrant Notes #2, the Bear Ridge Warrant Notes #1, Bear Ridge Warrant Notes #2, AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z;

(zzz) **"Note Trustee"** means Valiant Trust Company;

(aaaa) "**NPI**" means the net profits interest granted under the NPI Agreement;

(bbbb) "**NPI Agreement**" means the net profits interest agreement to be entered into by AmalgamationCo and the Trust, coincident with the Arrangement becoming effective;

(cccc) "**Person**" means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(dddd) "**Registrar**" means the Registrar appointed under section 263 of the ABCA;

(eeee) "**Shareholder**" means a holder of Ketch Common Shares or Bear Creek Common Shares;

(ffff) "**Trust**" means Ketch Resources Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(gggg) "**Trust #1 Option**" means a right to purchase one (1.0) Trust Unit acquired by a Ketch Optionholder pursuant to the Arrangement, exercisable at any time during the period of six (6) Business Days from the Effective Date, with an exercise price equal to the difference, if positive, between the Trust Unit Value and the Ketch Option Value;

(hhhh) "**Trust #2 Option**" means a right to purchase 0.5 of a Trust Unit acquired by a Bear Creek Optionholder pursuant to the Arrangement, exercisable at any time during the period of six (6) Business Days from the Effective Date, with an exercise price equal to the difference, if positive, between: (i) 0.5 multiplied by the Trust Unit Value; and (ii) the Bear Creek Option Value;

(iiii) "**Trust Unit Value**" means for the fair market value of one (1.0) Trust Unit, such value being determined based on the closing price of such security on the first trading day immediately after the Effective Time;

(jjjj) "**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

(kkkk) "**Trust Indenture**" means the trust indenture dated as of December 17, 2004 among the Trustee, Ketch and Bear Creek, as amended from time to time;

(llll) "**Trust Unit**" or "**Unit**" means a unit of the Trust; and

(mmmm) "**Weighted Average Trading Price**" of a security shall be determined by dividing: (i) the aggregate dollar trading value of all such securities traded on the Toronto Stock Exchange measured over the five (5) consecutive trading days immediately prior to the Effective Date by (ii) the total number of such securities sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement:

Schedule A – Terms of AcquisitionCo #1 Notes and AcquisitionCo #2 Notes
Schedule B – AcquisitionCo #1 Notes B
Schedule C – AcquisitionCo #1 Notes C
Schedule D – AcquisitionCo #2 Notes Y
Schedule E – AcquisitionCo #2 Notes Z
Schedule F – Terms of the Warrant Notes
Schedule G – Exchangeable Share Class Provisions

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

## ARTICLE 2
## ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Ketch Shareholders; (ii) the Bear Creek Shareholders; (iii) the Ketch Optionholders; (iv) the Bear Creek Optionholders; (v) the Ketch Warrantholders; (vi) the Bear Creek Warrantholders; (vii) Ketch; (viii) Bear Creek; (ix) the Trust; (x) Kereco; (xi) Bear Ridge; (xii) AcquisitionCo #1; (xiii) AcquisitionCo #2; (xiv) the Ketch Subsidiary; (xv) the Ketch Partnership; (xvi) the holders of Kereco Finco Common Shares; and (xvii) the holders of Bear Ridge Finco Common Shares.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

## ARTICLE 3
## ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo #1 and cancelled, in the case of Ketch Common Shares, Ketch Options and Ketch Warrants, and to AcquisitionCo #2 and cancelled, in the case of Bear Creek Common Shares, Bear Creek Options and Bear Creek Warrants, and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Ketch or Bear Creek, as the case may be, other than the right to be paid the fair value of their Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants by AcquisitionCo #1 or AcquisitionCo #2;

(b) each Ketch Warrant will be transferred to Ketch in consideration of a fraction of a Ketch Common Share equal to the Ketch Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Ketch Common Shares;

(c) each Bear Creek Warrant will be transferred to Bear Creek in consideration of a fraction of a Bear Creek Common Share equal to the Bear Creek Warrant Exercise Price Differential divided by the Weighted Average Trading Price of the Bear Creek Common Shares;

(d) Ketch shall distribute and issue to Ketch Shareholders one (1.0) Kereco Warrant Note #1 and one (1.0) Bear Ridge Warrant Note #1 as a return of capital and reduction of stated capital for each Ketch Common Share held;

(e) Bear Creek shall distribute and issue to Bear Creek Shareholders one (1.0) Kereco Warrant Note #2 and one (1.0) Bear Ridge Warrant Note #2 as a return of capital and reduction of stated capital for each Bear Creek Common Share held;

(f) each Ketch Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Kereco Warrant Note #1 to Kereco in consideration of Kereco issuing one (1.0) Kereco Warrant #1 to such Ketch Shareholder;

(g) each Ketch Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Bear Ridge Warrant Note #1 to Bear Ridge in consideration of Bear Ridge issuing one (1.0) Bear Ridge Warrant #1 to such Ketch Shareholder;

(h) each Bear Creek Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Kereco Warrant Note #2 to Kereco in consideration of Kereco issuing one (1.0) Kereco Warrant #2 to such Bear Creek Shareholder;

(i) each Bear Creek Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1.0) Bear Ridge Warrant Note #2 to Bear Ridge in consideration of Bear Ridge issuing one (1.0) Bear Ridge Warrant #2 to such Bear Creek Shareholder;

(j) the Kereco Conveyance shall become effective and Kereco shall deliver the Kereco Note to Ketch in partial satisfaction of the purchase price;

(k) the Bear Ridge Conveyance shall become effective and Bear Ridge shall deliver the Bear Ridge Note to Bear Creek in partial satisfaction of the purchase price;

(l) each Ketch Common Share will be transferred to AcquisitionCo #1 in exchange for one (1.0) Trust Unit, one (1.0) AcquisitionCo #1 Note B and one (1.0) AcquisitionCo #1 Note C;

(m) AcquisitionCo #1 will issue one (1.0) AcquisitionCo #1 Note to the Trust for each Trust Unit issued pursuant to Section 3.1(l);

(n) each Bear Creek Common Share will be transferred to AcquisitionCo #2 in exchange for 0.5 Trust Units, one (1.0) AcquisitionCo #2 Note Y and one (1.0) AcquisitionCo #2 Note Z;

(o) AcquisitionCo #2 will issue one (1.0) AcquisitionCo #2 Note to the Trust for each Trust Unit issued pursuant to Section 3.1(n);

(p) each Ketch Option (whether vested or unvested) with a Ketch Option Value greater than nil shall cease to represent the right to acquire a Ketch Common Share and shall thereafter only entitle the holder to acquire a Trust #1 Option;

(q) each Bear Creek Option (whether vested or unvested) with a Bear Creek Option Value greater than nil shall cease to represent the right to acquire a Bear Creek Common Share and shall thereafter only entitle the holder to acquire a Trust #2 Option;

(r) Ketch, Bear Creek, AcquisitionCo #1 and AcquisitionCo #2 shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

(i) the stated capital of the Ketch Common Shares and the Bear Creek Common Shares shall be reduced to $1.00 in aggregate immediately prior to the amalgamation;

(ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo #1 except that the authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule G, issuable in series, and the name of AmalgamationCo shall be "Ketch Resources Ltd.";

(iii) all of the shares of Ketch which are owned by AcquisitionCo #1 shall be cancelled without any repayment of capital;

(iv) all of the shares of Bear Creek which are owned by AcquisitionCo #2 shall be cancelled without any repayment of capital;

(v) the shares of AcquisitionCo #1 and AcquisitionCo #2 shall be cancelled and one hundred (100) common shares of AmalgamationCo shall be issued to the Trust;

(vi) for greater certainty, the AcquisitionCo #1 Notes, AcquisitionCo #1 Notes B and AcquisitionCo #1 Notes C of AcquisitionCo #1 and the AcquisitionCo #2 Notes, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z of AcquisitionCo #2 shall survive and continue to be AcquisitionCo #1 Notes and AcquisitionCo #2 Notes of AmalgamationCo without amendment;

(vii) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

(viii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

(ix) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(x) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(xi) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xii) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xiii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo #2;

(xiv) the first directors of AmalgamationCo shall be the directors of AcquisitionCo #2;

(xv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo #2; and

(xvi) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo #2;

(s) the Ketch Partnership shall be dissolved, in accordance with the following:

(i) an undivided interest in all of the property of the Ketch Partnership shall be distributed to Ketch and the Ketch Subsidiary in accordance with their sharing ratio; and

(ii) Ketch and the Ketch Subsidiary shall be liable for all of the obligations of the Ketch Partnership in accordance with their sharing ratio;

(t) the Ketch Subsidiary shall be dissolved, in accordance with the following:

(i) the stated capital of the common shares of the Ketch Subsidiary shall be reduced to $1.00 in aggregate immediately prior to the winding-up and dissolution;

(ii) all of the property of the Ketch Subsidiary shall be distributed to Ketch; and

(iii) Ketch shall be liable for all of the obligations of the Ketch Subsidiary;

(u) AmalgamationCo will grant the NPI to the Trust in consideration of the return of AcquisitionCo #1 Notes and/or AcquisitionCo #2 Notes in an amount equal to the fair market value of the NPI as determined by AmalgamationCo;

(v) each holder of a Kereco Warrant #1 may elect or be deemed to have elected to exercise the Kereco Warrant #1 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #1 Note B or the cash amount of the purchase price to Kereco for each Kereco Warrant #1 so exercised and Kereco will issue 0.4 Kereco Common Shares to such holder for each Kereco Warrant #1 exercised;

(w) each holder of a Kereco Warrant #2 may elect or be deemed to have elected to exercise the Kereco Warrant #2 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #2 Note Y or the cash amount of the purchase price to Kereco for each Kereco Warrant #2 so exercised and Kereco will issue 0.2 Kereco Common Shares to such holder for each Kereco Warrant #2 exercised;

(x) each holder of a Bear Ridge Warrant #1 may elect or be deemed to have elected to exercise the Bear Ridge Warrant #1 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #1 Note C or the cash amount of the purchase price to Bear Ridge for each Bear Ridge Warrant #1 so exercised and Bear Ridge will issue 0.4 Bear Ridge Common Shares to such holder for each Bear Ridge Warrant #1 exercised;

(y) each holder of a Bear Ridge Warrant #2 may elect or be deemed to have elected to exercise the Bear Ridge Warrant #2 and thereupon will assign, transfer and exchange one (1.0) AcquisitionCo #2 Note Z or the cash amount of the purchase price to Bear Ridge for each Bear Ridge Warrant #2 so exercised and Bear Ridge will issue 0.2 Bear Ridge Common Shares to such holder for each Bear Ridge Warrant #2 exercised;

(z) that portion of the Kereco Note equal to the principal amount of all of the AcquisitionCo #1 Notes B and AcquisitionCo #2 Notes Y held by Kereco shall be transferred by AmalgamationCo to Kereco in exchange for all such AcquisitionCo #1 Notes B and AcquisitionCo #2 Notes Y held by Kereco;

(aa) that portion of the Bear Ridge Note equal to the principal amount of all of the AcquisitionCo #1 Notes C and AcquisitionCo #2 Notes Z held by Bear Ridge shall be transferred by AmalgamationCo to Bear Ridge in exchange for all such AcquisitionCo #1 Notes C and AcquisitionCo #2 Notes Z held by Bear Ridge;

(bb) the stated capital account of the Kereco Common Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Kereco as at the Effective Date without the payment of any consideration;

(cc) the stated capital account of the Bear Ridge Common Shares shall be reduced by the amount of the deficit as shown on the balance sheet of Bear Ridge as at the Effective Date without the payment of any consideration;

(dd) each Kereco Finco Common Share will be transferred to Kereco in exchange for one (1.0) Kereco Non-Voting Common Share;

(ee) each Bear Ridge Finco Common Share will be transferred to Bear Ridge in exchange for one (1.0) Bear Ridge Preferred Share;

(ff) each outstanding Kereco Class A Common Share shall be exchanged for one (1.0) Kereco Common Share;

(gg) each outstanding Bear Ridge Class A Common Share shall be exchanged for one (1.0) Bear Ridge Common Share;

(hh) each Ketch Option or Bear Creek Option with a Ketch Option Value or Bear Creek Option Value, respectively, of less than nil shall be cancelled without the payment of any consideration;

(ii) AmalgamationCo shall settle the remaining AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y, AcquisitionCo #2 Notes Z, Bear Ridge Warrant Notes #1, Bear Ridge Warrant Notes #2, Kereco Warrant Notes #1 and Kereco Warrant Notes #2, conditional upon the settling of the Kereco Note and the Bear Ridge Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date;

(jj) Kereco shall settle the remaining unpaid principal amount of the Kereco Note by delivering to AmalgamationCo a payment in cash within 60 days of the Effective Date; and

(kk) Bear Ridge shall settle the remaining unpaid principal amount of the Bear Ridge Note by delivering to AmalgamationCo a payment in cash within 60 days of the Effective Date.

3.2 With respect to each holder of Ketch Common Shares and Ketch Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the distribution and issuance of the Kereco Warrant Notes #1 and Bear Ridge Warrant Notes #1 pursuant to Section 3.1(d):

(i) such Ketch Shareholder shall become the holder of the Kereco Warrant Notes #1 and shall be added to the register of holders of Kereco Warrant Notes #1;

(ii) such Ketch Shareholder shall become the holder of the Bear Ridge Warrant Notes #1 and shall be added to the register of holders of Bear Ridge Warrant Notes #1; and

(iii) the stated capital of the Ketch Common Shares shall be reduced by the principal amount of the Kereco Warrant Notes #1 and Bear Ridge Warrant Notes #1 so issued;

(b) upon the exchange of Kereco Warrant Notes #1 for Kereco Warrants #1 pursuant to Section 3.1(f):

(i) such Ketch Shareholder shall cease to be a holder of Kereco Warrant Notes #1 and shall be removed from the register of holders of Kereco Warrant Notes #1; and

(ii) Kereco shall become the holder of the Kereco Warrant Notes #1 so exchanged and Kereco shall be added to the register of holders of Kereco Warrant Notes #1;

(c) upon the exchange of Bear Ridge Warrant Notes #1 for Bear Ridge Warrants #1 pursuant to Section 3.1(g):

(i) such Ketch Shareholder shall cease to be a holder of Bear Ridge Warrant Notes #1 and shall be removed from the register of holders of Bear Ridge Warrant Notes #1; and

(ii) Bear Ridge shall become the holder of the Bear Ridge Warrant Notes #1 so exchanged and Bear Ridge shall be added to the register of holders of Bear Ridge Warrant Notes #1;

(d) upon the exchange of Ketch Common Shares for Trust Units, AcquisitionCo #1 Notes B and AcquisitionCo #1 Notes C pursuant to Section 3.1(l):

(i) such holder shall cease to be a holder of the Ketch Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Ketch Common Shares as it relates to the Ketch Common Shares so exchanged;

(ii) AcquisitionCo #1 shall become the holder of the Ketch Common Shares so exchanged and shall be added to the register of holders of Ketch Common Shares;

(iii) AcquisitionCo #1 shall allot to such holder the number of AcquisitionCo #1 Notes B issuable to such holder on the basis set forth in Section 3.1(l);

(iv) AcquisitionCo #1 shall allot to such holder the number of AcquisitionCo #1 Notes C issuable to such holder on the basis set forth in Section 3.1(l); and

(v) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(l);

(e) upon the issuance of AcquisitionCo #1 Notes for Trust Units pursuant to Section 3.1(m):

(i) the Trust shall become the holder of the AcquisitionCo #1 Notes on the basis set forth in Section 3.1(m) and shall be added to the register of holders of AcquisitionCo #1 Notes as it relates to the AcquisitionCo #1 Notes so issued; and

(ii) the Trust shall issue to the holders entitled to such Trust Units pursuant to Section 3.1(l) the number of Trust Units issuable to such holders on the basis set forth in Section 3.1(l) and the names of such holders shall be added to the register of holders of Trust Units;

(f) upon the cancellation of Ketch Options pursuant to Section 3.1(p):

(i) each holder of such Ketch Options shall cease to be an Ketch Optionholder and the name of such holder shall be removed from the register of Ketch Optionholders; and

(ii) to the extent such Ketch Options are exchanged for options to acquire Trust Units, such former holder of Ketch Options shall be added to the register of holders of options to acquire Trust Units;

(g) upon the delivery of Kereco Common Shares pursuant to Section 3.1(v):

(i) such holder shall cease to be a holder of AcquisitionCo #1 Notes B so exchanged and the name of such holder shall be removed from the register of holders of AcquisitionCo #1 Notes B as it relates to the AcquisitionCo #1 Notes B so exchanged;

(ii) Kereco shall become the holder of the AcquisitionCo #1 Notes B so exchanged and shall be added to the register of holders of AcquisitionCo #1 Notes B; and

(iii) Kereco shall allot and issue to such holder the number of Kereco Common Shares issuable to such holder on the basis set forth in Section 3.1(v) and the name of such holder shall be added to the register of holders of Kereco Common Shares; and

(h) upon the delivery of Bear Ridge Common Shares pursuant to Section 3.1(x):

(i) such holder shall cease to be a holder of the AcquisitionCo #1 Notes C so exchanged and the name of such holder shall be removed from the register of holders of AcquisitionCo #1 Notes C as it relates to the AcquisitionCo #1 Notes C so exchanged;

(ii) Bear Ridge shall become the holder of the AcquisitionCo #1 Notes C so exchanged and shall be added to the register of holders of AcquisitionCo #1 Notes C; and

(iii) Bear Ridge shall allot and issue to such holder the number of Bear Ridge Common Shares issuable to such holder on the basis set forth in Section 3.1(x) and the name of such holder shall be added to the register of holders of Bear Ridge Common Shares.

3.3 With respect to each holder of Bear Creek Common and Bear Creek Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the distribution and issuance of the Kereco Warrant Notes #2 and Bear Ridge Warrant Notes #2 pursuant to Section 3.1(e):

(i) such Bear Creek Shareholder shall become the holder of the Kereco Warrant Notes #2 and shall be added to the register of holders of Kereco Warrant Notes #2;

(ii) such Bear Creek Shareholder shall become the holder of the Bear Ridge Warrant Notes #2 and shall be added to the register of holders of Bear Ridge Warrant Notes #2; and

(iii) the stated capital of the Bear Creek Common Shares shall be reduced by the principal amount of the Kereco Warrant Notes #2 and Bear Ridge Warrant Notes #2 so issued;

(b) upon the exchange of Kereco Warrant Notes #2 for Kereco Warrants #2 pursuant to Section 3.1(h):

(i) such Bear Creek Shareholder shall cease to be a holder of Kereco Warrant Notes #2 and shall be removed from the register of holders of Kereco Warrant Notes #2; and

(ii) Kereco shall become the holder of the Kereco Warrant Notes #2 so exchanged and Kereco shall be added to the register of holders of Kereco Warrant Notes #2;

(c) upon the exchange of Bear Ridge Warrant Notes #2 for Bear Ridge Warrants #2 pursuant to Section 3.1(i):

(i) such Bear Ridge Shareholder shall cease to be a holder of Bear Ridge Warrant Notes #2 and shall be removed from the register of holders of Bear Ridge Warrant Notes #2; and

(ii) Bear Ridge shall become the holder of the Bear Ridge Warrant Notes #2 so exchanged and Bear Ridge shall be added to the register of holders of Bear Ridge Warrant Notes #2;

(d) upon the exchange of Bear Creek Common Shares for Trust Units, AcquisitionCo #2 Notes Y and AcquisitionCo #2 Notes Z pursuant to Section 3.1(n):

(i) such holder shall cease to be a holder of the Bear Creek Common Shares so exchanged and the name of such holder shall be removed from the register of holders of Bear Creek Common Shares as it relates to the Bear Creek Common Shares so exchanged;

(ii) AcquisitionCo #2 shall become the holder of the Bear Creek Common Shares so exchanged and shall be added to the register of holders of Bear Creek Common Shares;

(iii) AcquisitionCo #2 shall allot to such holder the number of AcquisitionCo #2 Notes Y issuable to such holder on the basis set forth in Section 3.1(n);

(iv) AcquisitionCo #2 shall allot to such holder the number of AcquisitionCo #2 Notes Z issuable to such holder on the basis set forth in Section 3.1(n); and

(v) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(n);

(e) upon the issuance of AcquisitionCo #2 Notes for Trust Units pursuant to Section 3.1(o):

(i) the Trust shall become the holder of the AcquisitionCo #2 Notes on the basis set forth in Section 3.1(o) and shall be added to the register of holders of AcquisitionCo #2 Notes as it relates to the AcquisitionCo #2 Notes so issued; and

(ii) the Trust shall issue to the holders entitled to such Trust Units pursuant to Section 3.1(n) the number of Trust Units issuable to such holders on the basis set forth in Section 3.1(n) and the names of such holders shall be added to the register of holders of Trust Units;

(f) upon the cancellation of Bear Creek Options pursuant to Section 3.1(q):

(i) each holder of such Bear Creek Options shall cease to be an Bear Creek Optionholder and the name of such holder shall be removed from the register of Bear Creek Optionholders; and

(ii) to the extent such Bear Creek Options are exchanged for options to acquire Trust Units, such former holder of Bear Creek Options shall be added to the register of holders of options to acquire Trust Units;

(g) upon the delivery of Kereco Common Shares pursuant to Section 3.1(w):

(i) such holder shall cease to be a holder of the AcquisitionCo #2 Notes Y so exchanged and the name of such holder shall be removed from the register of holders of AcquisitionCo #2 Notes Y as it relates to the AcquisitionCo #2 Notes Y so exchanged;

(ii) Kereco shall become the holder of the AcquisitionCo #2 Notes Y so exchanged and shall be added to the register of holders of AcquisitionCo #2 Notes Y; and

(iii) Kereco shall allot and issue to such holder the number of Kereco Common Shares issuable to such holder on the basis set forth in Section 3.1(w) and the name of such holder shall be added to the register of holders of Kereco Common Shares; and

(h) upon delivery of Bear Ridge Common Shares pursuant to Section 3.1(y):

(i) such holder shall cease to be a holder of the AcquisitionCo #2 Notes Z so exchanged and the name of such holder shall be removed from the register of holders of AcquisitionCo #2 Notes Z as it relates to the AcquisitionCo #2 Notes Z so exchanged;

(ii) Bear Ridge shall become the holder of the AcquisitionCo #2 Notes Z so exchanged and shall be added to the register of holders of AcquisitionCo #2 Notes Z; and

(iii) Bear Ridge shall allot and issue to such holder the number of Bear Ridge Common Shares issuable to such holder on the basis set forth in Section 3.1(y) and the name of such holder shall be added to the register of holders of Bear Ridge Common Shares.

3.4 With respect to the elections required to be made by a former holder of Ketch Common Shares or Bear Creek Common Shares pursuant to Sections 3.1(f), (g), (h), (i), (v), (w), (x) and (y) of this Plan of Arrangement:

(a) each of such holders of Ketch Common Shares or Bear Creek Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Ketch Common Shares or Bear Creek Common Shares, as the case may be; and

(b) any former holder of Ketch Common Shares or Bear Creek Common Shares who fails to comply with the requirements of Section 3.4(a) shall be deemed to have elected to:

(i) exchange Kereco Warrant Notes #1, Kereco Warrant Notes #2, Bear Ridge Warrant Notes #1 or Bear Ridge Warrant Notes #2 for Kereco Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #1 or Bear Ridge Warrants #2 as contemplated by Section 3.1(f), (g), (h) and (i), as the case may be; and/or

(ii) exchange AcquisitionCo #1 Notes B, AcquisitionCo #1 Notes C, AcquisitionCo #2 Notes Y or AcquisitionCo #2 Notes Z for Kereco Common Shares or Bear Ridge Common Shares upon the exercise of the Kereco Warrants #1, Kereco Warrants #2, Bear Ridge Warrants #1 or Bear Ridge Warrants #2, as the case may be, as contemplated by Sections 3.1(v), (w), (x) and (y).

## ARTICLE 4
## OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Ketch Common Shares or Bear Creek Common Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Ketch Common Shares or Bear Creek Common Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Ketch Options and Bear Creek Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Ketch Options or Bear Creek Options represented by such option agreements.

4.3 From and after the Effective Time, the warrant agreements providing for the Ketch Warrants and Bear Creek Warrants shall remain in full force and effect other than those held by Dissenting Warrantholders which shall be terminated and the holders of which shall be entitled to receive the fair value of the Ketch Warrants or Bear Creek Warrants represented by such warrant agreements.

4.4 AmalgamationCo, Kereco and Bear Ridge shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Ketch Common Shares or Bear Creek Common Shares of a duly completed Letter of Transmittal and the certificates representing such Ketch Common Shares or Bear Creek Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, Kereco Common Shares and Bear Ridge Common Shares issued to such holder under the Arrangement.

4.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Ketch Common Shares or Bear Creek Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AmalgamationCo, Kereco and Bear Ridge and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AmalgamationCo, Kereco and Bear Ridge and their respective transfer agents, or shall otherwise indemnify the Trust, AmalgamationCo, Kereco and Bear Ridge and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.7 Any certificate formerly representing Ketch Common Shares or Bear Creek Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Ketch Common Shares or Bear Creek Common Shares to receive the certificates representing: (i) Trust Units; (ii) Kereco Common Shares; and (iii) Bear Ridge Common Shares.

4.8 No certificates representing fractional Trust Units, Kereco Common Shares or Bear Ridge Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, Kereco Common Share or Bear Ridge Common Share, each registered holder of Ketch Common Shares or Bear Creek Common Share otherwise entitled to a fractional interest in a Trust Unit, Kereco Common Share or Bear Ridge Common Share will receive the nearest whole number of Trust Units, Kereco Common Shares or Bear Ridge Common Shares, as the case may be.

**ARTICLE 5**
**DISSENTING SECURITYHOLDERS**

5.1 Each registered holder of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, as the case may be, and shall only be entitled to be paid the fair value of the holder's Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrant, as applicable, shall be deemed to have transferred the holder's Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, to AcquisitionCo#1 or AcquisitionCo#2, as the case may be, for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, notwithstanding the

provisions of section 191 of the ABCA. The fair value of the Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants and Bear Creek Warrants at the Ketch Meeting and Bear Creek Meeting or, if not the same day, the day the last approval is obtained; but in no event shall Ketch, Bear Creek, AcquisitionCo #1, AcquisitionCo #2 or AmalgamationCo be required to recognize such Dissenting Securityholder as shareholders, optionholders or warrantholders of Ketch, Bear Creek, AmalgamationCo #1, AcquisitionCo #2 or AmalgamationCo after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders, optionholders or warrantholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

## ARTICLE 6
## AMENDMENTS

6.1 Ketch and Bear Creek may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Ketch Meeting or Bear Creek Meeting, approved by the Court; and (iii) communicated to holders of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Ketch and Bear Creek at any time prior to or at the Ketch Meeting or Bear Creek Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Ketch Meeting or Bear Creek Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Ketch and Bear Creek may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Ketch Meeting and Bear Creek Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust, AmalgamationCo, Kereco and Bear Ridge, provided that it concerns a matter which, in the reasonable opinion of the Trust, AmalgamationCo, Kereco and Bear Ridge, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo, Kereco, Bear Ridge or any former holder of Ketch Common Shares, Bear Creek Common Shares, Ketch Options, Bear Creek Options, Ketch Warrants or Bear Creek Warrants.

## SCHEDULE A
## TERMS OF ACQUISITIONCO #1 NOTES

### 1. Issuance

Under the Arrangement, AcquisitionCo #1 shall create and issue the AcquisitionCo #1 Notes (the "Notes") on the Effective Date.

### 2. Global Note Certificate

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust.

### 3. Unsecured Notes and Interest

The Notes are repayable on demand, unsecured and bear interest at •% per annum, which may be adjusted from time to time in the circumstances provided in the Note. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on February 16, 2005 for the period commencing on the Effective Date and ending on January 31, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #1, but subordinate to all secured debt.

### 4. Maturity Payment

Payable on the earlier of: (i) the date repayment is demanded; and (ii) December 31, •, subject to extension in the limited circumstances.

### 5. Subordination

AcquisitionCo #1 may prepay all or any portion of the Notes and in that case AcquisitionCo #1 shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AcquisitionCo #1 under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AcquisitionCo #1 is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AcquisitionCo #1 in respect of Borrowed Money (as defined in the Notes) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo #1 other than indebtedness obligations and liabilities to the holders of Note and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

## TERMS OF ACQUISITIONCO #2 NOTES

1. **Issuance**

Under the Arrangement, AcquisitionCo #2 shall create and issue the AcquisitionCo #2 Notes (the "Notes") on the Effective Date.

2. **Global Note Certificate**

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust.

3. **Unsecured Notes and Interest**

The Notes are repayable on demand, unsecured and bear interest at •% per annum, which may be adjusted from time to time in the circumstances provided in the Notes. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on February 16, 2005 for the period commencing on the Effective Date and ending on January 31, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #2, but subordinate to all secured debt.

4. **Maturity Payment**

Payable on the earlier of: (i) the date repayment is demanded; and (ii) December 31, •, subject to extension in the limited circumstances.

5. **Subordination**

AcquisitionCo #2 may prepay all or any portion of the Notes and in that case AcquisitionCo #2 shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AcquisitionCo #2 under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AcquisitionCo #2 is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AcquisitionCo #1 in respect of Borrowed Money (as defined in the Notes) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo #1 other than indebtedness obligations and liabilities to the holders of Note and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

**SCHEDULE B**
**TERMS OF ACQUISITIONCO #1 NOTES B**

1. **Issuance**

Under the Arrangement, AcquisitionCo #1 shall create and issue the AcquisitionCo #1 Notes B on the Effective Date.

2. **Note Indenture**

The AcquisitionCo #1 Notes B are to be issued under the Note Indenture.

3. **Global Note Certificate**

Pursuant to the Plan of Arrangement, AcquisitionCo #1 Notes B will be issued to Ketch Shareholders.

4. **Unsecured/Interest**

The AcquisitionCo #1 Notes B are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on February 16, 2004 for the period commencing on the Effective Date and ending on January 31, 2004. The AcquisitionCo #1 Notes B will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #1.

5. **Maturity Payment**

•, 2004, subject to extension in the limited circumstances provided in Note Indenture.

## SCHEDULE C
## TERMS OF ACQUISITIONCO #1 NOTES C

1. **Issuance**

Under the Arrangement, AcquisitionCo #1 shall create and issue the AcquisitionCo #1 Notes C on the Effective Date.

2. **Note Indenture**

The AcquisitionCo #1 Notes C are to be issued under the Note Indenture.

3. **Global Note Certificate**

Pursuant to the Plan of Arrangement, AcquisitionCo #1 Notes C will be issued to Ketch Shareholders.

4. **Unsecured/Interest**

The AcquisitionCo #1 Notes C are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on February 16, 2004 for the period commencing on the Effective Date and ending on January 31, 2004. The AcquisitionCo #1 Notes C will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #1.

5. **Maturity Payment**

•, 2004, subject to extension in the limited circumstances provided in Note Indenture.

## SCHEDULE D
## TERMS OF ACQUISITIONCO #2 NOTES Y

1. **Issuance**

Under the Arrangement, AcquisitionCo #2 shall create and issue the AcquisitionCo #2 Notes Y on the Effective Date.

2. **Note Indenture**

The AcquisitionCo #2 Notes Y are to be issued under the Note Indenture.

3. **Global Note Certificate**

Pursuant to the Plan of Arrangement, AcquisitionCo #2 Notes Y will be issued to Bear Creek Shareholders.

4. **Unsecured/Interest**

The AcquisitionCo #2 Notes Y are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on February 16, 2004 for the period commencing on the Effective Date and ending on January 31, 2004. The AcquisitionCo #2 Notes Y will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #2.

5. **Maturity Payment**

•, 2004, subject to extension in the limited circumstances provided in Note Indenture.

## SCHEDULE E
## TERMS OF ACQUISITIONCO #2 NOTES Z

1. **Issuance**

Under the Arrangement, AcquisitionCo #2 shall create and issue the AcquisitionCo #2 Notes Z on the Effective Date.

2. **Note Indenture**

The AcquisitionCo #2 Notes Z are to be issued under the Note Indenture.

3. **Global Note Certificate**

Pursuant to the Plan of Arrangement, AcquisitionCo #2 Notes Z will be issued to Bear Creek Shareholders.

4. **Unsecured/Interest**

The AcquisitionCo #2 Notes Z are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on February 16, 2004 for the period commencing on the Effective Date and ending on January 31, 2004. The AcquisitionCo #2 Notes Z will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo #2.

5. **Maturity Payment**

•, 2004, subject to extension in the limited circumstances provided in Note Indenture.

## SCHEDULE F
## TERMS OF WARRANT NOTES

1. **Issuance**

Under the Arrangement, [Ketch/Bear Creek] shall create and issue the [Bear Ridge Warrant Notes #1, Kereco Warrant Notes #1, Bear Ridge Warrant Notes #2 and Kereco Warrant Notes #2] (the "Warrant Notes") on the Effective Date.

2. **Note Indenture**

The Warrant Notes are to be issued under the Note Indenture.

3. **Global Note Certificate**

Pursuant to the Plan of Arrangement, Warrant Notes will be issued to [Ketch/Bear Creek] Shareholders.

4. **Unsecured/Interest**

The Warrant Notes are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term, on the 15th day of the month following such month, or the next business day if such day is not a business day. The first interest payment is due on February 16, 2004 for the period commencing on the Effective Date and ending on January 31, 2004. The Warrant Notes will rank *pari passu* with all other unsecured indebtedness of Storm.

5. **Maturity Payment**

•, 2004, subject to extension in the limited circumstances provided in Note Indenture.

**SCHEDULE G**
**EXCHANGEABLE SHARE PROVISIONS**

Ketch Resources Ltd. (the "Corporation") is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

**Issuance in Series**

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

**Liquidation**

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

**Dividends**

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

## SCHEDULE B

## BNEWCO ASSETS

## SCHEDULE C

## KNEWCO ASSETS

## SCHEDULE D

## TERMS OF BNEWCO TECHNICAL SERVICES AGREEMENT

**Technical Services Agreement**

- From and after the Effective Date, AmalgamationCo shall provide technical services to BNewco on $15,000 per month basis to be reviewed quarterly.

**SCHEDULE E**

**TERMS OF KNEWCO CONTRACT OPERATING SERVICES AGREEMENT**

**Contract Operating Agreement**

- For a period beginning on the Effective Date and concluding on April 30, 2005, KNewco management and staff will provide contract project management to the Trust to assist where necessary, with the execution of the first quarter capital program, specifically but not limited to that associated with the Fontas property.

## SCHEDULE F

## TERMS OF BNEWCO FINCO PRIVATE PLACEMENT

- Private Placement: an aggregate of $4 million from management of BNewco (excludes participants in the KNewco Finco Private Placement), resulting in the issuance of 8,510,639 BNewco Finco preferred shares with an issue price of NAV ($0.47) and 7,142,858 warrants with an exercise price of 120% of NAV ($0.56). The BNewco Finco preferred shares will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 2nd anniversary of the Effective Date and 50% on the 3rd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by BNewco shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of BNewco at its discretion.

- For 18 months from Effective Date, BNewco shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by BNewco, all escrowed BNewco Finco preferred shares at the price paid by the subscriber ($0.47).

- All amounts referenced are on a pre-consolidated basis.

**SCHEDULE G**

**TERMS OF KNEWCO FINCO PRIVATE PLACEMENT**

- Private Placement: an aggregate of $6 million from management of KNewco (excludes participants in the Trust Private Placement and BNewco Finco Private Placement), resulting in the issuance of 5,769,231 KNewco Finco common shares with an issue price of ($1.04) and 4,800,000 warrants with an exercise price of 120% of NAV ($1.25). The KNewco Finco common shares will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 2nd anniversary of the Effective Date and 50% on the 3rd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by KNewco shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of KNewco at its discretion.

- For 18 months from the Effective Date, KNewco shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by KNewco, all escrowed KNewco Finco common shares at the price paid by the subscriber ($1.04).

- All amounts referenced are on a pre-consolidated basis.

## SCHEDULE H

## TERMS OF TRUST PRIVATE PLACEMENT

- Private Placement: an aggregate of $2 million from management of the Trust, resulting in the issuance of 277,778 Trust Units with an issue price of NAV ($7.20) and 277,778 warrants with an exercise price of 120% of NAV ($8.64). The Trust Units will be subject to escrow periods: 1/3 out of escrow on each of the 1st, 2nd and 3rd anniversaries of the Effective Date. The warrants become exercisable as to 50% on the 1st anniversary of the Effective Date and 50% on the 2nd anniversary of the Effective Date and each then expire one year after they become exercisable.

- Additional Management Staff: Additional management staff identified and agreed to by KCo and BCo prior to the Effective Date may participate in an increased private placement up to a maximum additional amount of $1.5 million on the same terms as above.

- Any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by AmalgamationCo shall lose all unvested warrants. Warrants held by exiting personnel will be available for reallocation to existing or new management or employees, as determined by the board of directors of AmalgamationCo at its discretion.

- For 18 months from Effective Date, AmalgamationCo shall have the right to purchase from any private placement subscriber who voluntarily ceases to be employed or is terminated with cause by AmalgamationCo, all escrowed Trust Units at the price paid by the subscriber ($7.20).

## APPENDIX E

## BEAR CREEK FAIRNESS OPINION



October 25, 2004

The Board of Directors of
Bear Creek Energy Ltd.
1240, 407 2nd Street SW
Calgary, AB, Canada
T2P 2Y3

Dear Sirs,

Tristone Capital Inc. ("Tristone") understands that Bear Creek Energy Ltd. ("Bear Creek") and Ketch Resources Ltd. ("Ketch") are proposing to combine the businesses and assets of Bear Creek and Ketch by way of plan of arrangement (the "Arrangement") under the provisions of the *Business Corporations Act* (Alberta) to form Ketch Energy Trust (the "Trust") and two publicly listed exploration producers Bear Ridge Resources Ltd. ("Bear Ridge") and Kereco Energy Ltd. ("Kereco"). Pursuant to the Arrangement, each holder of common shares of Bear Creek (the "Bear Creek Shares") will receive 0.2 of a share of Bear Ridge, 0.2 of a share of Kereco and 0.5 of a unit of the Trust, and each holder of common shares of Ketch (the "Ketch Shares") will receive 0.4 of a share of Bear Ridge, 0.4 of a share of Kereco and 1 unit of the Trust.

Tristone also understands that the Arrangement will be described in a joint information circular of Bear Creek and Ketch (the "Information Circular") to be mailed to Bear Creek securityholders and Ketch securityholders in respect of a special meeting of Bear Creek securityholders and a special meeting of Ketch securityholders. The Arrangement will be subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as will be described in the Information Circular.

Tristone's Engagement

The board of directors of Bear Creek (the "Board") formally retained Tristone pursuant to an engagement agreement dated September 15, 2004 (the "Engagement Agreement"), to act as Bear Creek's financial advisor with respect to evaluating strategic alternatives available to Bear Creek to maximize shareholder value, and to provide our opinion ("Opinion") as to the fairness to holders of Bear Creek Shares (the "Bear Creek Shareholders"), from a financial point of view, of the consideration to be received by Bear Creek Shareholders pursuant to the Arrangement. In consideration for our services, including the provision of our Opinion, Tristone is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, Tristone is to be indemnified by Bear Creek under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Bear Creek or any of its securities, assets or liabilities and our Opinion should not be construed as such.

Our Opinion may be relied upon by the Board for the purposes of considering the Arrangement and the Board's recommendation to the Bear Creek Shareholders with respect to the Arrangement, and, except for its inclusion, and the inclusion of references thereto, in the Information Circular, may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person, or for any other purpose, without our express prior written consent. Our Opinion is not be construed as a recommendation to any Bear Creek Shareholder as to whether or not such holder should vote in favour of the Arrangement.

**1800 Royal Bank Building - 335 – 8th Avenue SW**
**Calgary, Alberta T2P 1C9**
**Phone: (403) 294-9541**
**Fax: (403) 294-9543**

Credentials of Tristone

Tristone is a fully registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, and energy income trusts. Tristone is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. Our Opinion expressed herein is the opinion of Tristone and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of Tristone

None of Tristone, its affiliates and its associates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Bear Creek or Ketch, or any of their respective associates or affiliates, (collectively, "Interested Parties"). Tristone is not acting as an advisor to Bear Creek or Ketch, or any of their respective associates or affiliates, in connection with any matter, other than acting as financial advisor to Bear Creek as outlined above.

Tristone acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had, may have and may in the future have positions in the securities of Bear Creek and Ketch, and from time to time, may have executed or may execute transactions on behalf of Bear Creek and Ketch or clients for which it received or may receive compensation. In addition, as an investment dealer, Tristone conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including research with respect to Bear Creek or Ketch.

Other than the Engagement Agreement, there are no understandings, agreements or commitments between Tristone and Bear Creek, or any other Interested Party, with respect to any future business dealings. Tristone may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Bear Creek, Ketch or any other Interested Party.

Scope of Review

In carrying out this engagement and in formulating our Opinion, we have reviewed, considered, conducted, undertaken, and relied upon, among other things:

I. Draft copy of the arrangement agreement to be dated on or about October 26, 2004 (the "Arrangement Agreement");

II. Draft copy of the plan of arrangement attached as Schedule A to the Arrangement Agreement;

III. Bear Creek's audited comparative financial statements and the notes thereto for the year ended December 31, 2003;

IV. Ketch's audited comparative financial statements and the notes thereto for the year ended December 31, 2003;

V. Bear Creek's Annual Report and Management Discussion and Analysis for the year ended December 31, 2003;

VI. Ketch's Annual Report and Management Discussion and Analysis for the year ended December 31, 2003;

VII. Bear Creek's Annual Information Form for the year ended December 31, 2003;

VIII. Ketch's Annual Information Form for the year ended December 31, 2003;

IX. Bear Creek's Management Information Circular dated May 10, 2004 for the annual and special meeting of Bear Creek Shareholders held on June 11, 2004;

X. Ketch's Management Information Circular dated March 26, 2004 for the annual and special meeting of Ketch Shareholders held on May 12, 2004;

XI. Bear Creek's unaudited interim financial statements for each of the quarters ended June 30, 2004, March 31, 2004, September 30, 2003 and management discussion and analysis;

XII. Ketch's unaudited interim financial statements for each of the quarters ended June 30, 2004, March 31, 2004, September 30, 2003, June 30, 2003, and May 30, 2003 and management discussion and analysis;

XIII. Bear Creek's material change report dated March 30, 2004;

XIV. Ketch' material change report dated July 20, 2004;

XV. Ketch's material change report dated September 28, 2004;

XVI. Certain internal financial information, financial and operational projections of Bear Creek as provided by Bear Creek management;

XVII. Certain internal financial information, financial and operational projections of Ketch as provided by Ketch management;

XVIII. Independent reserve reports concerning Bear Creek's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves, effective December 31, 2003 and October 1, 2004 prepared by Gilbert Laustsen Jung Associates Ltd. ("GLJ");

XIX. Independent reserve reports concerning Ketch's oil, natural gas liquids and natural gas reserves and the estimated future cash flow from such reserves, effective December 31, 2003 and October 1, 2004 prepared GLJ;

XX. Discussions with management of Bear Creek and Ketch with regard to, among other things, the business, operations, quality of assets and future potential of Bear Creek and Ketch;

XXI. Certificates of senior officers of each of Bear Creek and Ketch dated the date hereof;

XXII. Publicly available information related to the business, operations, financial performance and stock trading histories of Bear Creek, Ketch and other selected public oil and gas companies;

XXIII. Data with respect to other transactions of a comparable nature considered by Tristone to be relevant; and

XXIV. Other information, analyses and investigations as Tristone considered appropriate in the circumstances.

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of the all financial and other information, data, advice, opinions and representations obtained by us from public sources, and information relating to Bear Creek or Ketch, or provided to us by Bear Creek or Ketch or their affiliates or advisors or otherwise pursuant to our engagement (collectively, the "Information"), and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such Information. Senior management of Bear Creek

and Ketch have represented to us, in certificates delivered as at the date hereof, amongst other things, that the Information provided to us on behalf of Bear Creek and Ketch is complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Bear Creek or Ketch, as the case may be, or any of their respective subsidiaries and no material change has occurred in the Information or any part thereof which would have or which might reasonably be expected to have a material effect on our Opinion.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Bear Creek and Ketch as they were reflected in the Information reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Bear Creek or Ketch, as the case may be, or their respective businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

In arriving at our Opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement, and we express no opinion on such procedures. We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to Bear Creek and Ketch and express no view thereon. The Arrangement will be subject to a number of conditions outside the control of Bear Creek and Ketch and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualification. In rendering our Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or the time frame within which the Arrangement will be implemented. Our Opinion does not constitute a recommendation as to whether any Bear Creek Shareholder should vote in favour of the resolution in respect of the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters, as we considered relevant, it is our opinion that as of the date hereof, the consideration to be received by the Bear Creek Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Bear Creek Shareholders.

Yours very truly,

Tristone Capital Inc.

Tristone Capital Inc.

# APPENDIX F

## KETCH FAIRNESS OPINION

NATIONAL
BANK
FINANCIAL

October 25, 2004

The Board of Directors of
Ketch Resources Ltd.
1100, 530 – 8th Avenue SW
Calgary, AB T2P 3S8

To the Board of Directors:

National Bank Financial Inc. ("National Bank Financial", "we" or "us") understands that Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") have proposed a court-approved Plan of Arrangement (the "Arrangement") pursuant to which Ketch will combine with Bear Creek and be reorganized into three separate entities: a new oil and gas energy trust, Ketch Resources Trust ("Ketch Trust"), and two new junior oil and natural gas exploration and production companies: Kereco Energy Ltd. ("Kereco") and Bear Ridge Resources Ltd. The Arrangement will result in, through a sequence of transactions, holders ("Ketch Shareholders") of common shares of Ketch ("Ketch Common Shares") receiving one trust unit of Ketch Trust (a "Trust Unit") and 0.4 common shares in each of Kereco (a "Kereco Common Share") and Bear Ridge (a "Bear Ridge Common Share") for each Ketch Common Share held. Holders ("Bear Creek Shareholders") of common shares of Bear Creek ("Bear Creek Common Shares") will receive 0.5 Trust Units and 0.2 Kereco Common Shares and 0.2 Bear Ridge Common Shares for each Bear Creek Common Share held.

Holders of options to purchase Ketch Common Shares ("Ketch Options") may participate in the Arrangement by exercising their vested Ketch Options and receiving the same consideration as Ketch Shareholders or by exercising the right to have all or any part of their vested and unvested Ketch Options purchased by Ketch in consideration of a cash payment per Ketch Option equal to the excess of the current market price, determined on the date of receipt of the written notice of exercise, and the exercise price of such Ketch Option, subject to terms and conditions. Each remaining Ketch Option will, pursuant to the Arrangement, become an option to acquire one Trust Unit with exercise price equal to the difference between: (i) the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) the closing price of the Ketch Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such option.

Holders of options to purchase Bear Creek Common Shares ("Bear Creek Options") may participate in the Arrangement by exercising their vested Bear Creek Options and receiving the same consideration as Bear Creek Shareholders. Each remaining Bear Creek Option will, pursuant to the Arrangement, become an option to acquire one half of Trust Unit with exercise price equal to the difference between: (i) the closing price of the Trust Units on first trading day after the Effective Date; and (ii) the difference between: (A) one half of the closing price of the Ketch Common Shares on the last trading day prior to the Effective Date; and (B) the exercise price of such option.

The terms of, and conditions necessary to complete, the Arrangement will be set forth in the Ketch information circular and proxy statement (the "Circular") to be dated on or about December 17, 2004, to be mailed to all Shareholders and all holders of Options.

450 - 1st Street S.W.
Suite 2802
Calgary, Alberta T2P 5H1

## Engagement of National Bank Financial

Ketch initially contacted National Bank Financial in respect of the Arrangement in early August, 2004. Pursuant to discussions between Ketch and National Bank Financial between August, 2004 and October, 2004 and an engagement letter dated August 9, 2004 (the "Engagement Letter"), the board of directors of Ketch (the "Ketch Board") retained the services of National Bank Financial in connection with the Arrangement, which services included advice and assistance to the Ketch Board and Ketch management and the preparation and delivery to the Ketch Board of an opinion (the "Fairness Opinion") as to the fairness of the consideration under the Arrangement, from a financial point of view, to the Ketch Shareholders. National Bank Financial understands that the Fairness Opinion and a summary thereof will be included in the Circular and, subject to the terms of the Engagement Letter, National Bank Financial consents to such disclosure. National Bank Financial has not been engaged to prepare a formal valuation of Ketch or any of the securities or assets of Ketch and this Fairness Opinion should not be construed as such.

National Bank Financial will be paid fees for its services as financial advisor to Ketch of $1,300,000, $250,000 of which is payable for the delivery of this Fairness Opinion with the remainder contingent on completion of the Arrangement. In addition, National Bank Financial is to be indemnified in respect of certain liabilities that might arise out of its engagement and is to be reimbursed for certain expenses. The fees and other benefits to be received by National Bank Financial under the Engagement Letter are not material to National Bank Financial.

## Relationship with Interested Parties

National Bank Financial is not an insider, associate or affiliate of Ketch, Bear Creek, Ketch Trust, Kereco, or Bear Ridge (collectively, the "Interested Parties"). National Bank Financial acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Ketch and Bear Creek and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. National Bank Financial, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Arrangement, Ketch, Bear Creek, Ketch Trust, Kereco, or Bear Ridge. Over the past two years, National Bank Financial has been a member of the underwriting syndicates for a number of private offerings of Ketch Common Shares.

Other than as set forth above, there are no understandings, agreements or commitments between National Bank Financial and any of the Interested Parties with respect to any future business dealings. National Bank Financial may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for, and National Bank of Canada may provide banking services to, one or more of the Interested Parties.

## Credentials

National Bank Financial is a leading Canadian investment dealer whose businesses include corporate finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. This Fairness Opinion is the opinion of National Bank Financial and the form and content herein has been reviewed and approved for release by a group of managing directors of National Bank Financial, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

## Scope of Review

In connection with rendering this Fairness Opinion, we have reviewed and relied upon (without attempting to verify independently the completeness or accuracy of), or carried out as the case may be, among other things, the following:

(i) the arrangement agreement to be dated on or about October 26, 2004 (the "Arrangement Agreement") setting forth the terms of the Arrangement;

(ii) 2005 financial forecasts for Ketch and Bear Creek (assuming the Arrangement is not completed), and for Ketch Trust, Kereco and Bear Ridge (assuming the Arrangement is completed), in each case prepared by management of Ketch and Bear Creek;

(iii) certain publicly available financial and other information concerning Ketch and Bear Creek;

(iv) certain non-public financial and operating data concerning Ketch, Bear Creek, Ketch Trust, Kereco and Bear Ridge provided by management of Ketch and Bear Creek;

(v) certain internal financial statements and other financial and operating data concerning Ketch, Bear Creek, Ketch Trust, Kereco and Bear Ridge provided and prepared by management of Ketch and Bear Creek;

(vi) employment agreements between Ketch and certain senior executives of Ketch, and Bear Creek and certain senior executives of Bear Creek;

(vii) discussions with senior executives and managers of Ketch and Bear Creek concerning the past and current operations and financial condition and the prospects of Ketch, Bear Creek, Ketch Trust, Kereco and Bear Ridge including information relating to certain strategic, financial and operational benefits anticipated from the consummation of the Arrangement;

(viii) independent engineering reports from Gilbert Laustsen Jung Associates Ltd. for Ketch and Bear Creek, effective September 30, 2004 and October 1, 2004 respectively;

(ix) discussions with tax, legal and other advisors to Ketch and Bear Creek;

(x) relevant stock market information relating to Ketch, Bear Creek, Ketch Trust, Kereco and Bear Ridge including with respect to comparable oil and gas companies and royalty trusts;

(xi) research reports on Ketch and Bear Creek;

(xii) certain industry reports and statistics as we considered necessary;

(xiii) data with respect to other transactions of a comparable nature which we considered relevant;

(xiv) letters of representation addressed to us and dated the date hereof, from senior officers of Ketch and Bear Creek on behalf of Ketch and Bear Creek, respectively, as to matters of fact relevant to the Arrangement and as to the completeness and accuracy of the information upon which this Fairness Opinion is based; and

(xv) such other information, discussions and analyses as we considered appropriate in the circumstances.

Ketch has represented to National Bank Financial that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the company or its material assets or its securities in the past twenty-four month period.

For the purposes of the Fairness Opinion, we have relied upon the advice of Ketch, who relied on the advice of its legal counsel, that the Arrangement is a related party transaction under Rule 61-501 of the Ontario Securities Commission and Policy Q-27 of the Commission des valeurs mobilières du Québec and is not subject to the formal valuation requirements as detailed therein.

National Bank Financial has not, to the best of its knowledge, been denied access to any information requested by National Bank Financial.

**Assumptions and Limitations**

We have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources or information provided to us by Ketch, Bear Creek and its respective affiliates and advisors or otherwise pursuant to our engagement. Subject to the exercise of professional judgement, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. For purposes of rendering this Fairness Opinion, National Bank Financial has assumed that, in all respects material to its analysis, the representations and warranties of Ketch and Bear Creek contained in the Arrangement Agreement are true, accurate and complete, in all material respects, Ketch and Bear Creek will perform all of the covenants and agreements to be performed by Ketch and Bear Creek under the Arrangement Agreement and all conditions to the obligations of Ketch and Bear Creek as specified in the Arrangement Agreement will be satisfied without any waiver thereof. National Bank Financial has also assumed that all material governmental, regulatory, court or other approvals and consents required in connection with the consummation of the Arrangement will be obtained and that in connection with obtaining any necessary governmental, regulatory, court or other approvals and consents, no limitations, restrictions or conditions will be imposed that would have a material adverse effect on Ketch and Bear Creek.

This Fairness Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Ketch as they are reflected in the information, data and other material (financial or otherwise) reviewed by us and as they were represented to National Bank Financial in our discussions with the management of Ketch.

In our analysis and in connection with the preparation of the Fairness Opinion, we have made assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved with the Arrangement. We believe these assumptions to be reasonable with respect to Ketch, Bear Creek and the industry in which they operate.

Our Fairness Opinion is effective on the date hereof and National Bank Financial disclaims any undertaking or obligation to advise any person of any change in any fact, information or matter affecting the Fairness Opinion that may come or be brought to National Bank Financial's attention after the date hereof. Without limiting the foregoing, if there is any material change in any fact, information or matter affecting the Fairness Opinion after the date hereof, National Bank Financial reserves the right to change, modify or withdraw the Fairness Opinion. This Fairness Opinion is addressed to and is for the sole use and benefit of the Ketch Board and may not be referred to, summarized, circulated, publicized or

reproduced by Ketch, other than in the Circular as aforesaid, or disclosed to, used or relied upon by any other party without the expressed prior written consent of National Bank Financial.

We have with respect to all legal and tax matters relating to the Arrangement and the implementation thereof relied on advice of legal and tax counsel to Ketch and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Ketch and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions and orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. We express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived, or that the Arrangement will be implemented within the time frame indicated in the Circular.

We have assumed that no material amount of Trust Units will be redeemed by Ketch Trust in the foreseeable future, that Ketch Trust will qualify at all times as a "unit trust" and a "mutual fund trust", both as defined in the *Income Tax Act* (Canada) (the "Tax Act") and that the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans and will not be foreign property for such plans or for registered pension plans. We have also assumed that the Trust Units, the Kereco Common Shares and the Bear Ridge Common Shares will be listed on the Toronto Stock Exchange from and after completion of the Arrangement.

We believe that our analyses must be considered as a whole and that selecting portions of our analyses or the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

This Fairness Opinion has been prepared in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada, but the Association has not been involved in the preparation or review of this Fairness Opinion. The Fairness Opinion does not constitute, nor should it be construed as a recommendation as to how Ketch Shareholders should vote their securities in connection with the Arrangement. We are not expressing any opinion herein as to the prices at which the Trust Units, Kereco Common Shares, and Bear Ridge Common Shares may trade once they commence trading.

**Overview of Ketch**

Ketch was incorporated as 960348 Alberta Ltd. by certificate of incorporation issued pursuant to the provisions of the Alberta Business Corporations Act, (the "ABCA") on November 12, 2001. On August 12, 2002, the Corporation filed Articles of Amendment to change its name to "Ketch Resources Ltd.". On October 1, 2002, the Corporation filed Articles of Amendment to remove certain private company provisions from its Articles.

Ketch Resources Ltd. is a growth oriented, junior natural gas exploration, development and production company operating exclusively in western Canada. Ketch's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "KER".

**Overview of Bear Creek**

Bear Creek was formed on July 24, 2003 through the business combination (the "Merger") of Millennium Energy Inc. ("Millennium"), Crossfield Gas Corp. ("Crossfield"), 1036655 Alberta Ltd. and 1050412

Alberta Ltd. ("1050412"). The Merger was accomplished through an arrangement in accordance with the provisions of the ABCA. Pursuant to the terms of the Merger, the special warrants of Crossfield were converted to common shares of Crossfield. Millennium then acquired all of the common shares of Crossfield through its subsidiary, 1050412, in consideration for common shares issued by Millennium. Millennium's name was also changed to Bear Creek Energy Ltd. and its board of directors and senior management were reconstituted. Crossfield and 1050412 then amalgamated.

Bear Creek is a junior Canadian exploration, development and production company with operations focused in central and west central Alberta as well as south east Saskatchewan. Bear Creek's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "BCK".

**Fairness Methodology**

In connection with the provision of the Fairness Opinion, National Bank Financial performed a variety of financial and comparative analyses. In arriving at our Fairness Opinion conclusion, we have not attributed any particular weight to any specific analysis or factor considered by us, but rather have made qualitative judgements based on our experience in rendering such opinions and on the circumstances and information as a whole.

In assessing the fairness of the consideration under the Arrangement, from a financial point of view, to the Shareholders, we considered a number of factors including:

(a) A comparison of the consideration per Ketch Common Share to be received by Ketch Shareholders pursuant to the Arrangement relative to:

  (i) the consideration per Bear Creek Common Share to be received by Bear Creek Shareholders pursuant to the Arrangement, in the context of, among other things (A) the historical trading prices of the Ketch Common Shares and the Bear Creek Common Shares, and (B) the relative net asset values per share of Ketch and Bear Creek, under various assumptions; and

  (ii) the range of values for the Ketch Common Shares implied by our analyses of publicly traded companies involved in similar transactions, particularly companies having a commodity mix that is comparable to the assets of Ketch;

(b) The expected trading range of the Trust Units, Kereco Common Shares and Bear Ridge Common Shares after the Arrangement relative to the current and historical trading range of the Ketch Common Shares. Such expected trading ranges will be influenced, in our view, by a number of factors which we relied on in our analysis, including, with respect to Ketch Trust, principally cash-on-cash yields, cash flow multiples and debt-adjusted cash flow multiples and the net asset value of Ketch Trust, and, with respect to Kereco and Bear Ridge, cash flow multiples, debt-adjusted cash flow multiples and the net asset value of Kereco and Bear Ridge;

(c) With respect to Ketch Trust, we also considered other secondary market valuation methodologies applicable to a sample of oil and natural gas energy trusts, selected by us and which we consider to be appropriate for this purpose, including those relating to market capitalization, reserve life index, leverage and gas weighting; and

(d) With respect to Kereco and Bear Ridge we also considered other secondary market valuation methodologies applicable to a sample of small capitalization oil and natural gas exploration and production companies, selected by us and which we consider to be appropriate for this purpose,

including those relating to market capitalization, reserve life index, leverage, taxability and gas weighting.

**Conclusion**

Based upon and subject to the foregoing, National Bank Financial is of the opinion that, as of the date hereof, the consideration to be received by the Ketch Shareholders under the Arrangement is fair, from a financial point of view, to the Ketch Shareholders.

Yours very truly,

National Bank Financial Inc.

**NATIONAL BANK FINANCIAL INC.**

# APPENDIX G

## INFORMATION CONCERNING BEAR RIDGE RESOURCES LTD.

# TABLE OF CONTENTS

## NOTICE TO READER

**Unless otherwise indicated, the disclosure in this Appendix has been prepared assuming that transactions contemplated by the Arrangement and the Bear Ridge Come-Along Agreement are implemented and that Bear Ridge has acquired the Bear Ridge Assets. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the Glossary of Terms and Abbreviations contained in the Information Circular.**

## INFORMATION CONCERNING BEAR RIDGE RESOURCES LTD.

### General

Pursuant to the Arrangement, Bear Creek Shareholders will receive (i) 0.5 of a Trust Unit, (ii) 0.2 of a Kereco Common Share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge Common Share or $0.245 in cash for each Bear Creek Common Share owned and Ketch Shareholders will receive (i) 1.0 Trust Unit; (ii) 0.4 of a Kereco Common Share or $1.06 in cash , and (iii) 0.4 of a Bear Ridge Common Share or $0.48 in cash for each Ketch Common Share owned. For further information on the Arrangement, see the section in the Information Circular entitled "*The Arrangement*".

If the terms and conditions of the Bear Ridge Come-Along Agreement are satisfied, CanSubCo and Ceyba will participate in the Plan of Arrangement, with CanSubCo becoming Bear Ridge and Ceyba becoming Bear Ridge Exploration. In the event that Ceyba US and Ceyba are unable to satisfy the terms and conditions of the Bear Ridge Come-Along Agreement, Bear Creek and Ketch will still proceed with the Arrangement, with 1142362 participating in the Plan of Arrangement in the place and stead of CanSubCo and Ceyba. See "*Bear Ridge Come-Along Agreement*" in this Appendix.

### CanSubCo

CanSubCo was incorporated under the ABCA on December 14, 2004 and is currently a wholly-owned subsidiary of Ceyba US. CanSubCo has not carried on any active business since incorporation. While CanSubCo does not currently have any subsidiaries, if CanSubCo participates in the Plan of Arrangement, and the Arrangement is effected, Ceyba will become a wholly-owned subsidiary of CanSubCo.

The registered office of CanSubCo is located at Suite 4500, 855 – 2nd Street SW, Calgary, Alberta T2P 4K7 and its head office is located at Suite 1240, 407 – 2nd Avenue SW, Calgary, Alberta T2P 2Y3.

### Ceyba

Ceyba is a corporation governed by the CBCA and is currently a wholly-owned subsidiary of Ceyba US. Prior to August 1, 2003, Ceyba developed and marketed optical technology for the telecommunications industry. On August 1, 2003 Ceyba made an assignment in bankruptcy under the *Bankruptcy and Insolvency Act* (Canada). Ceyba subsequently disposed of substantially all of its intellectual property assets to an arm's length third party. The trustee in bankruptcy for Ceyba has entered into an agreement with a third party investor wherein the investor, subject to satisfaction of several conditions, agreed to fund the amounts necessary to satisfy a creditor proposal under the *Bankruptcy and Insolvency Act* (Canada) in consideration for an exchangeable debenture issued by Ceyba. The debenture will be exchangeable into preferred shares of CanSubCo.

The material conditions remaining to be satisfied for the transaction between the third party investor and Ceyba to be concluded are as follows:

- all appeal periods for the bankruptcy order involving Ceyba shall have expired without any appeal or amendment adverse to Ceyba;
- the third party investor shall be satisfied with all due diligence investigations including there being no outstanding claims and no material change of shareholders of Ceyba or Ceyba US;

- receipt of satisfactory releases; and
- there shall not have occurred any material adverse change to or involving Ceyba.

The closing of the third party investment is expected to occur on or about January 5, 2005.

The registered and head office of Ceyba is located at Suite 1500 - 50 O'Connor Street, Ottawa, Ontario, K1P 6L2.

**1142362**

1142362 was incorporated under the ABCA on December 14, 2004 and its one outstanding class "A" common share is currently held by an officer of Bear Creek. 1142362 has not carried on any active business since incorporation and 1142362 does not have any subsidiaries. 1142362 has no assets or liabilities and only one class "A" common share outstanding.

The registered office of 1142362 is located at Suite 4500, 855 - 2nd Street SW, Calgary, Alberta, T2P 4K7 and its head office is located at Suite 1240, 407 - 2nd Avenue SW, Calgary, Alberta, T2P 2Y3.

**Bear Ridge Come-Along Agreement**

Bear Creek, Ketch and Ceyba US entered into the Bear Ridge Come-Along Agreement on December 16, 2004. The Bear Ridge Come-Along Agreement contemplates that, if certain conditions are satisfied, CanSubCo and Ceyba will participate in the Plan of Arrangement, as amended, with CanSubCo becoming Bear Ridge and Ceyba becoming Bear Ridge Exploration. Ceyba's participation in the Plan of Arrangement will result in Bear Ridge having (i) approximately $200,000 in additional cash, (ii) approximately $71 million in additional federal tax pools, loss carry-forwards and investment tax credits (approximately $41 million in provincial tax pools and loss carry-forwards), (iii) an additional 2,893,617 Bear Ridge Preferred Shares being issued to the third party investor and (iv) an additional 723,404 Bear Ridge Common Shares resulting in Securityholders holding approximately 96% of the Bear Ridge Common Shares, Ceyba US holding approximately 4% of the Bear Ridge Common Shares, placees under the Bear Ridge Initial Private Placement holding approximately 54% of the Bear Ridge Preferred Shares and the third party investor holding 46% of the Bear Ridge Preferred Shares.

The participation of CanSubCo and Ceyba in the Plan of Arrangement is subject to the closing of the transaction between the third party investor and Ceyba and to a number of conditions, including the following:

(a) the performance by Ceyba US and Ceyba of a number of covenants prior to the Effective Time including:

    (i) the transfer by Ceyba US to CanSubCo of all of the outstanding shares of, and the inter-company debt with, Ceyba;

    (ii) the continuation of Ceyba under the ABCA;

    (iii) the resignation of existing directors and officers of Ceyba and the receipt from such individuals of satisfactory releases;

    (iv) the amendment of the CanSubCo Articles of Incorporation to reflect the appropriate share capital for Bear Ridge going forward as described elsewhere in this Information Circular;

(b) the approval of the shareholders of Ceyba US to certain reorganization matters regarding Ceyba;

(c) the trustee in bankruptcy for Ceyba fulfilling its obligations and discharging its duties under the *Bankruptcy and Insolvency Act* (Canada);

(d) Bear Creek and Ketch completing, and being satisfied with the results of, their due diligence on Ceyba, including the receipt of satisfactory releases, and there being no outstanding claims against Ceyba;

(e) no change of control in Ceyba or Ceyba US; and

(f) the exchangeable debenture of Ceyba held by the third party investor being exchanged into CanSubCo Preferred Shares, Series 1.

**These conditions are not exclusively within the control of Ceyba, Ceyba US, Bear Creek and Ketch and there can be no assurance that such conditions will be satisfied or waived.** Completion of the transactions contemplated by the Bear Ridge Come-Along Agreement is not a condition to the completion of the Arrangement and, in the event the transactions contemplated by the Bear Ridge Come-Along Agreement do not occur, Bear Creek and Ketch intend to proceed with the Plan of Arrangement with 1142362 participating in the place and stead of CanSubCo and Ceyba, resulting in 1142362 receiving the Bear Ridge Assets from Bear Creek and the funds from the Bear Ridge Initial Private Placement from Bear Ridge Finco. **The form of proxies attached with this Information Circular provide the proxyholder with discretion to approve the Arrangement with either (i) CanSubCo and Ceyba, or (ii) 1142362, participating in the Plan of Arrangement.**

**Bear Ridge Following Completion of the Arrangement**

Following the completion of the Arrangement, Bear Ridge will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and British Columbia. As part of the Arrangement, Bear Ridge will receive certain of Bear Creek's producing assets and undeveloped lands in the prospective Sakwatamau, Goodwin, Highvale and Peace River Arch properties. These interests are expected to produce approximately 1,000 Boe/d in 2005, comprised of 4,500 Mmcf/d of natural gas and 276 Bbls/d of crude oil and liquids, based on an initial capital program of $16 million. As of September 30, 2004, Bear Ridge had proved plus probable reserves of 959 Mboe and production of approximately 153 Boe/d. Bear Ridge will also hold approximately 32,000 net acres of undeveloped land and an inventory of approximately 29 drilling locations. Bear Ridge will assume all abandonment, reclamation and environmental obligations in respect of the assets conveyed to it. See "*Statement of Reserves Data and Other Oil and Gas Information*" in this Appendix.

The Statement of Net Operating Income of the Bear Ridge Assets for the nine months ended September 30, 2004 has been reviewed by Ernst & Young LLP and is contained in Schedule B of this Appendix. The following information should be read in conjunction with the Statement of Net Operating Income including the notes thereto. The statement is summarized in the following table. The Bear Ridge Assets did not have net operating income prior to January 1, 2004 and, as such, no audited statement of revenues and operating expenses could be prepared for any periods prior thereto.

**Bear Ridge Assets**
**Statement of Net Operating Income**

| ($000) | Nine Months Ended September 30, 2004 |
|---|---|
| | (unaudited) |
| Production revenue | 1,898 |
| Royalties | (259) |
| Operating expenses | (433) |
| Transportation expenses [1] | (7) |
| Net operating income | 1,199 |

Note:
(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes to a third party.

The Bear Ridge team will be led by Douglas C. Hibbs, President, and will be supported by the staff of the Trust, through a technical services agreement. The Bear Ridge board will be comprised of Russell Tripp, John Howard, Martin Lambert, Garry Tanner and David Ambedian. See "*Directors and Officers*" in this Appendix.

Bear Ridge will be a reporting issuer in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Bear Ridge has made application to the TSX for the conditional listing of the Bear Ridge Common Shares to be issued in connection with the Arrangement. Listing will be subject to Bear Ridge fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Following the completion of the Arrangement, all of the Bear Ridge Common Shares, Bear Ridge Preferred Shares and Bear Ridge Finco Warrants will be owned by Securityholders and the placees under the Bear Ridge Initial Private Placement. If the Bear Ridge Come-Along Agreement is consummated, Ceyba US will hold approximately 4% of the Bear Ridge Common Shares and a former debentureholder of Ceyba will own 46% of the Bear Ridge Preferred Shares. See "*The Arrangement - Background to and Reasons for the Arrangement*", "*Effect Of The Arrangement - Details Of The Arrangement*" and "*Effect of the Arrangement - Interests of Certain Persons or Companies in the Arrangement*" in the Information Circular.

## BUSINESS AND PROPERTIES OF BEAR RIDGE

### Stated Business Objectives

The business plan of Bear Ridge will be to focus on sustainable and profitable per share growth in both cash flow from operations and net asset value. To accomplish this, Bear Ridge will focus on enhancing its asset base through land acquisitions, seismic interpretation, exploratory and development drilling and strategic acquisitions within its core project areas in the Western Canadian Sedimentary Basin.

Initially, Bear Ridge expects to focus on exploration and development drilling of prospects in its prospective Sakwatamau, Goodwin, Highvale and Peace River Arch properties. Bear Ridge also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist.

Bear Ridge will internally generate exploration and development opportunities possessing medium risk and multi-zone potential. Bear Ridge will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet Bear Ridge's business parameters. To achieve sustainable and profitable growth, management of Bear Ridge believes in controlling the timing and costs of its projects wherever possible. Bear Ridge will seek to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, Bear Ridge will strive to maximize its working interest ownership in its properties where reasonably possible. While Bear Creek believes that Bear Ridge will have the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "*Risk Factors*" in this Appendix.

In reviewing potential drilling or acquisition opportunities, Bear Ridge will use the same methodology as employed by Bear Creek, giving consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Bear Ridge will use a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Bear Ridge may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

**Competitive Conditions**

Businesses operating in the petroleum industry must manage risks which are beyond the direct control of their personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

While management believes that Bear Ridge will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base, the oil and natural gas industry is intensely competitive and Bear Ridge will be required to compete with a substantial number of other businesses which may have greater technical or financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming increasingly competitive and complex.

Bear Ridge will attempt to enhance its competitive position by operating in areas where its technical personnel can rely on their familiarity in the area to reduce some of the risks associated with exploration, production and marketing.

## STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated November 8, 2004. The effective date of the Statement is October 1, 2004 and the preparation date of the Statement is November 8, 2004.

**Disclosure of Reserves Data**

The reserves data set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ in the Bear Ridge Engineering Report dated November 8, 2004 and effective October 1, 2004. The Reserves Data summarizes the oil, liquids and natural gas reserves of Bear Ridge and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Bear Creek engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

**All evaluations of future revenue are after the deduction of (unless otherwise noted in the tables) royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as future income tax expenses, administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Bear Ridge's reserves. There is no assurance that the forecast price and cost assumptions contained in the Bear Ridge Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Bear Ridge's properties described herein are estimates only. The actual reserves on Bear Ridge's properties may be greater or less than those calculated.**

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3 are included in Appendix N to the Information Circular.

All of Bear Ridge's reserves are in Canada and, specifically, in the provinces of Alberta and British Columbia. Bear Ridge does not have any heavy oil reserves.

**Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue as of October 1, 2004 Constant Prices and Costs**

| | Light And Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| **Reserves Category** | **Gross (Mbbls)** | **Net (Mbbls)** | **Gross (MMcf)** | **Net (MMcf)** | **Gross (Mbbls)** | **Net (Mbbls)** |
| Proved Developed Producing | 155 | 128 | 355 | 206 | 14 | 8 |
| Proved Developed Non-Producing | 41 | 31 | 2,410 | 1,770 | 80 | 54 |
| Proved Undeveloped | - | - | - | - | - | - |
| Total Proved | 196 | 159 | 2,765 | 1,976 | 94 | 62 |
| Probable | 54 | 41 | 800 | 565 | 19 | 13 |
| Total Proved Plus Probable | 250 | 199 | 3,565 | 2,541 | 113 | 75 |

| ($000) | Net Present Values Of Future Net Revenue | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Before Income Taxes Discounted At (%/year) | | | | | After Income Taxes Discounted At (%/year) | | | | |
| **Reserves Category** | **0** | **5** | **10** | **15** | **20** | **0** | **5** | **10** | **15** | **20** |
| Proved Developed Producing | 8,694 | 8,006 | 7,424 | 6,928 | 6,499 | 8,247 | 7,575 | 7,009 | 6,526 | 6,110 |
| Proved Developed Non-Producing | 11,584 | 10,064 | 8,902 | 7,990 | 7,258 | 9,070 | 7,719 | 6,704 | 5,922 | 5,304 |
| Proved Undeveloped | - | - | - | - | - | - | - | - | - | - |
| Total Proved | 20,278 | 18,070 | 16,327 | 14,918 | 13,757 | 17,317 | 15,294 | 13,713 | 12,448 | 11,414 |
| Probable | 5,548 | 4,720 | 4,118 | 3,662 | 3,305 | 4,013 | 3,322 | 2,836 | 2,478 | 2,206 |
| Total Proved Plus Probable | 25,827 | 22,790 | 20,444 | 18,580 | 17,062 | 21,330 | 18,616 | 16,549 | 14,926 | 13,620 |

**Total Future Net Revenue (Undiscounted) as of October 1, 2004 Constant Prices And Costs**

| ($000) Reserves Category | Revenue | Royalties | Operating Costs | Development Costs | Abandonment and Reclamation Costs | Future Net Revenue Before Income Taxes | Future Income Taxes | Future Net Revenue After Future Income Taxes |
|---|---|---|---|---|---|---|---|---|
| Proved | 33,270 | 8,091 | 4,453 | 324 | 124 | 20,278 | 2,961 | 17,317 |
| Proved Plus Probable | 42,336 | 10,527 | 5,475 | 374 | 134 | 25,827 | 4,497 | 21,330 |

## Future Net Revenue By Production Group
## as of October 1, 2004
## Constant Prices And Costs

| ($000) Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year)[(4)] |
|---|---|---|
| Proved | Light and Medium Crude Oil (including solution gas and other by-products) | 9,151 |
| | Natural Gas (including by-products but excluding solution gas from oil wells) | 10,778 |
| Proved Plus Probable | Light and Medium Crude Oil (including solution gas and other by-products) | 11,241 |
| | Natural Gas (including by-products but excluding solution gas from oil wells) | 13,529 |

## Summary of Oil and Gas Reserves and Net Present Values of Future Net Revenue
## as of October 1, 2004
## Forecast Prices and Costs

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| Reserves Category | Gross (Mbbls) | Net (Mbbls) | Gross (MMcf) | Net (MMcf) | Gross (Mbbls) | Net (Mbbls) |
| Proved Developed Producing | 155 | 131 | 355 | 206 | 14 | 8 |
| Proved Developed Non-Producing | 46 | 34 | 2,414 | 1,772 | 80 | 54 |
| Proved Undeveloped | - | - | - | - | - | - |
| Total Proved | 200 | 165 | 2,769 | 1,979 | 94 | 62 |
| Probable | 54 | 41 | 785 | 552 | 18 | 12 |
| Total Proved Plus Probable | 255 | 205 | 3,554 | 2,531 | 112 | 75 |

| | Net Present Values Of Future Net Revenue | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| ($000) | Before Income Taxes Discounted At (%/year) | | | | | After Income Taxes Discounted at (%/year) | | | | |
| Reserves Category | 0 | 5 | 10 | 15 | 20 | 0 | 5 | 10 | 15 | 20 |
| Proved Developed Producing | 6,390 | 5,931 | 5,540 | 5,203 | 4,909 | 6,217 | 5,764 | 5,379 | 5,047 | 4,758 |
| Proved Developed Non-Producing | 11,152 | 9,837 | 8,809 | 7,987 | 7,316 | 8,970 | 7,777 | 6,857 | 6,131 | 5,547 |
| Proved Undeveloped | - | - | - | - | - | - | - | - | - | - |
| Total Proved | 17,542 | 15,768 | 14,349 | 13,190 | 12,225 | 15,187 | 13,541 | 12,236 | 11,178 | 10,305 |
| Probable | 4,770 | 4,116 | 3,632 | 3,259 | 2,964 | 3,501 | 2,944 | 2,542 | 2,241 | 2,009 |
| Total Proved Plus Probable | 22,312 | 19,884 | 17,981 | 16,449 | 15,189 | 18,688 | 16,485 | 14,778 | 13,419 | 12,314 |

### Total Future Net Revenue (Undiscounted) as of October 1, 2004 Forecast Prices and Costs

| ($000) Reserves Category | Revenue | Royalties | Operating Costs | Development Costs | Abandonment and Reclamation Costs | Future Net Revenue Before Income Taxes | Future Income Taxes | Future Net Revenue After Future Income Taxes |
|---|---|---|---|---|---|---|---|---|
| Proved | 30,270 | 7,489 | 4,771 | 327 | 142 | 17,542 | 2,355 | 15,187 |
| Proved Plus Probable | 38,315 | 9,692 | 5,780 | 377 | 155 | 22,312 | 3,623 | 18,688 |

### Future Net Revenue by Production Group as of October 1, 2004 Forecast Prices and Costs

| ($000) Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year)[4] |
|---|---|---|
| Proved Reserves | Light and Medium Crude Oil (including solution gas and other by-products) | 6,937 |
| | Natural Gas (including by-products but excluding solution gas from oil wells) | 11,218 |
| Proved Plus Probable | Light and Medium Crude Oil (including solution gas and other by-products) | 8,406 |
| | Natural Gas (including by-products but excluding solution gas from oil wells) | 14,114 |

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means Bear Ridge's total working interest reserves before royalties owned by others and without including any royalty interest owned by Bear Ridge.

"**Net**" means Bear Ridge's total working interest reserves and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

**"Developed Producing Reserves"** are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

**"Developed Non-Producing Reserves"** are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

**"Undeveloped Reserves"** are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Bear Ridge Engineering Report operating costs are assumed to escalate at 1.5 percent per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2004 are as follows.

**Summary of Pricing and Inflation Rate Assumptions**
**as of October 1, 2004**
**Forecast Prices And Costs**

| | OIL | | | | NATURAL GAS | EDMONTON LIQUIDS PRICES | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/Bbl) | Edmonton Par Price 40° API ($Cdn/Bbl) | Hardisty Heavy 12° API ($Cdn/Bbl) | Cromer Medium 29.3° API ($Cdn/Bbl) | AECO Gas Price ($Cdn/MMbtu) | Propane ($Cdn/Bbl) | Butane ($Cdn/Bbl) | Pentanes Plus ($Cdn/Bbl) | Inflation Rate[A] %/Year | Exchange Rate[B] ($US/$Cdn) |
| Forecast | | | | | | | | | | |
| Q4/2004 | 40.46 | 58.50 | 37.50 | 52.75 | 6.90 | 37.50 | 41.50 | 59.00 | 1.5 | 0.770 |
| 2005 | 40.00 | 51.00 | 34.50 | 46.00 | 7.00 | 32.75 | 36.25 | 51.50 | 1.5 | 0.770 |
| 2006 | 36.00 | 46.00 | 30.75 | 41.50 | 6.70 | 29.50 | 32.75 | 46.50 | 1.5 | 0.770 |
| 2007 | 33.00 | 42.00 | 27.75 | 37.75 | 6.35 | 27.00 | 29.75 | 42.50 | 1.5 | 0.770 |
| 2008 | 32.00 | 40.75 | 27.00 | 36.75 | 6.10 | 26.00 | 29.00 | 41.25 | 1.5 | 0.770 |
| 2009 | 31.00 | 39.50 | 26.00 | 35.50 | 5.90 | 25.25 | 28.00 | 40.00 | 1.5 | 0.770 |
| 2010 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2011 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2012 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2013 | 30.50 | 38.75 | 25.50 | 34.75 | 5.85 | 24.75 | 27.50 | 39.25 | 1.5 | 0.770 |
| 2014 | 31.00 | 39.25 | 26.00 | 35.25 | 5.90 | 25.00 | 27.75 | 39.75 | 1.5 | 0.770 |
| Thereafter | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | |

Notes:

(A) Inflation rates for forecasting prices and costs.
(B) Exchange rates used to generate the benchmark reference prices in this table.

(4) Future net revenue is attributed to product group based on each field's primary producing product. All of Bear Ridge's properties are primarily gas. Oil stream future net revenue has been estimated based on its relative reserves and assuming an equivalent product netback.

(5) Weighted average historical prices realized by Bear Creek with respect to the Bear Ridge Assets for the nine months ended September 30, 2004, were $7.26/Mcf for natural gas, $46.98/Bbl for crude oil and for NGL. Prices are net of transportation to correspond with the reserve report presentation.

(6) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Bear Ridge Engineering Report. Product prices were not escalated beyond October 1, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

### Summary of Pricing Assumptions
### as of October 1, 2004
### Constant Prices And Costs

| | OIL | | | | NATURAL GAS | EDMONTON LIQUID PRICES | | | |
|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/Bbl) | Edmonton Par Price 40° API ($Cdn/Bbl) | Hardisty Heavy 12° API ($Cdn/Bbl) | Cromer Medium 29.3° API ($Cdn/Bbl) | AECO Gas Price ($Cdn/MMbtu) | Propane ($Cdn/Bbl) | Butane ($Cdn/Bbl) | Pentanes Plus ($Cdn/Bbl) | EXCHANGE RATE ($US/$Cdn) |
| 2004 | 49.64 | 66.62 | 43.62 | 60.87 | 5.64 | 45.62 | 49.62 | 67.37 | 0.79 |

Notes:

(1) All of the proved producing reserves evaluated in the Bear Ridge Engineering Report were on production at September 30, 2004.

(2) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Bear Ridge Engineering Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted.

(3) ARTC is not included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. Bear Ridge will not qualify for ARTC except for any future wells drilled in Alberta.

(4) Estimated future abandonment and reclamation costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. Allowance was not made for reclamation of wellsites or the abandonment and reclamation of any facilities.

## Additional Information Relating to Reserves Data

### *Undeveloped Reserves*

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Bear Ridge Assets in the most recent five financial years and, in the aggregate, before that time.

### *Proved Undeveloped Reserves*

| Year | Light and Medium Oil (Mbbl) | Natural Gas (MMcf) | Natural Gas Liquids (Mbbl) | Boe |
|---|---|---|---|---|
| Prior thereto | - | - | - | - |
| 1999 | - | - | - | - |
| 2000 | - | - | - | - |
| 2001 | - | - | - | - |
| 2002 | - | - | - | - |
| 2003[1] | - | - | - | - |

*Probable Undeveloped Reserves*

| Year | Light and Medium Oil (Mbbl) | Natural Gas (MMcf) | Natural Gas Liquids (Mbbl) | Boe |
|---|---|---|---|---|
| Prior thereto | - | - | - | - |
| 1999 | - | - | - | - |
| 2000 | - | - | - | - |
| 2001 | - | - | - | - |
| 2002 | - | - | - | - |
| 2003(1) | - | - | - | - |

Note:
(1) The Bear Ridge Assets did not have any undeveloped reserves prior to December 31, 2003.

*Significant Factors or Uncertainties*

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, geological evaluation, engineering data, prices and economic conditions. The reserves associated with the Bear Ridge Assets have been evaluated by GLJ, an independent engineering firm. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

The evaluated oil and gas properties to be acquired by Bear Ridge pursuant to the Arrangement have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and gas producing company.

*Future Development Costs*

The following table sets forth development costs deducted in the estimation of Bear Ridge's future net revenue attributable to the reserve categories noted below.

| | Forecast Prices and Costs | | | | Constant Prices and Costs | |
|---|---|---|---|---|---|---|
| | Proved Reserves | | Proved Plus Probable Reserves | | Proved Reserves | |
| Year | 0% | 10% | 0% | 10% | 0% | 10% |
| 2004 | 150 | 150 | 150 | 150 | 150 | 150 |
| 2005 | 177 | 163 | 227 | 209 | 174 | 160 |
| 2006 | - | - | - | - | - | - |
| 2007 | - | - | - | - | - | - |
| 2008 | - | - | - | - | - | - |
| Thereafter | - | - | - | - | - | - |
| Total | 327 | 313 | 377 | 359 | 324 | 310 |

The future development costs are capital expenditures which will be required in the future for Bear Ridge to convert Proved Developed Non-Producing Reserves and Probable Reserves to Proved Developed Producing Reserves.

On an ongoing basis, Bear Ridge currently intends to use internally generated cash flow from operations, debt (where deemed appropriate) and new equity issues (if available on favourable terms) to finance its capital expenditures program. When financing corporate acquisitions, Bear Ridge may also assume certain future liabilities.

**Other Oil and Gas Information**

***Oil and Gas Properties***

The following is a description of Bear Ridge's principal oil and natural gas properties on production or under development as at September 30, 2004. The term "net", when used to describe Bear Ridge's share of production, means the total of Bear Ridge's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at September 30, 2004, based on escalating cost and price assumptions (gross) as evaluated in the Bear Ridge Engineering Report (see "*Statement Of Reserves Data And Other Oil And Gas Information*" above). Unless otherwise specified, gross and net acres and well count information are as at September 30, 2004. Information in respect of current production is average production, net to Bear Ridge, for the month of September, 2004, except where otherwise indicated.

***Description of the Principal Oil and Gas Properties***

The following is a description of the oil and natural gas properties in which Bear Ridge will have an interest following the completion of the Arrangement. The properties are located in west central Alberta and in the Peace River Arch area of northwest Alberta and British Columbia.


R9
R4W6
R24
R19
R14
R9
R4W5
R24
R19
B.C.
ALBERTA
T95
T90
T85
T80
T75
T70
T65
T60
T55
T50
T45
T40
T35
T30
T25
T20
PEACE RIVER ARCH
SAKWATAMAU
GOODWIN
HIGHVALE/GUNN
EDMONTON
CALGARY
BEAR RIDGE
RESOURCES LTD.
R8
R3W5
R27
File: Alberta Core.MAP
Created in AccuMap™, a product of IHS Energy

Bear Ridge's production as of September 30, 2004 was 153 Boe/d.

***Sakwatamau.*** This west central Alberta Sakwatamau property is located approximately 120 kilometres northwest of Edmonton, Alberta. Bear Ridge interest in Sakwatamau accounts for 45 percent of its total proved reserves. Bear Ridge will operate the majority of this property with a 70 percent average working interest. The area is comprised of 6,427 net acres of undeveloped land and had production of 100 Boe/d net to Bear Ridge in September, 2004. This

high working interest property is characterized as multi-zone, shallow to medium and occasional deep target depths. Productive zones are generally gas and light oil prone Upper Mannville and Viking clastics and deeper light oil prone Devonian carbonates. Bear Ridge will own a five-kilometre, all season access road and gas gathering facilities in this area.

***Goodwin.*** The Goodwin property is located in west central Alberta within approximately 90 kilometres northwest of Edmonton, Alberta. Bear Ridge interest in Goodwin accounts for 55 percent of its total proved reserves. Bear Ridge will hold a 30 percent average working interest in the current developed lands and a 53 percent average working interest in 1,705 net acres of undeveloped lands in this area. Currently the Goodwin area is producing 53 Boe/d (net to Bear Ridge) in September, 2004. Goodwin is located in a highly active drilling area with multi-zone shallow to medium drill depth targets where the productive zones are generally gas prone Cretaceous age clastics. This area is noted for year-round access, long life natural gas reserves and abundant infrastructure and processing capacity.

***Highvale/Gunn.*** This west central Alberta block is comprised of 8,640 net acres of undeveloped land averaging 88 percent working interest. Highvale/Gunn is located within 33 kilometres northwest of Edmonton, Alberta. This all season access area is characterized as multi-zone with natural gas and light oil prone reservoirs in Cretaceous age clastics at drilling depths less than 2,000 metres. Bear Ridge intends initially on twining potential "by-passed" pay wells in this area and, with success, expanding the area as most of the offsetting lands are presently undisposed Crown Lands.

***Peace River Arch, Alberta/British Columbia.*** The Peace River Arch blocks are located over an extensive area approximately 440 kilometres northwest of Edmonton, Alberta. The assets are comprised of 12,357 net acres of undeveloped land averaging 55 percent working interest. Bear Ridge will operate the majority of these lands and plan to drill several wells in this area in 2005. The key areas of interest are centered at Hines Creek, Mulligan and Sinclair in Alberta and Mica and Tupper in British Columbia. The productive horizons on these properties are generally characterized as having shallow to deep target depths, multi-zone and are natural gas prone with high natural gas liquids yields. The targeted drilling zones are shallow to deep Mississippian Kiskatinaw sandstones and medium depth Triassic Halfway and Doig sandstones and Cretaceous Gething sandstones. The area has significant underutilized facilities that support quick turnaround and on stream production.

### *Oil And Gas Wells*

The following table sets forth the number and status of wells in which Bear Ridge is expected to have a working interest upon completion of the Arrangement. The stated interests are subject to land owners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

| | Oil Wells | | | | Natural Gas Wells | | | |
|---|---|---|---|---|---|---|---|---|
| | Producing | | Non-Producing | | Producing | | Non-Producing | |
| | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) | Gross(1) | Net(2) |
| Alberta | - | 2.5 | - | - | - | 2.1 | - | 0.03 |
| British Columbia | - | - | - | - | - | - | - | - |
| Total | - | 2.5 | - | - | - | 2.1 | - | 0.03 |

Notes:
(1) **"Gross"** wells are defined as the total number of wells in which Bear Ridge will have an interest.
(2) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Bear Ridge's expected percentage working interest therein.

### *Properties With No Attributable Reserves*

The undeveloped land position with respect to the Bear Ridge Assets at October 1, 2004 consisted of:

| Undeveloped Acres | Gross | Net |
|---|---|---|
| Alberta | 4,1410 | 25,403 |
| British Columbia | 7,115 | 6,597 |
| Total | 48,525 | 32,000 |

Bear Ridge expects that rights to explore, develop and exploit 432 net acres of the undeveloped land holdings with respect to the Bear Ridge Assets may expire by December 31, 2005.

The Bear Ridge Assets will include a commitment to drill, complete and or tie-in five new farm-in wells. In total these work commitments will amount to an estimated capital expenditure of $3 million.

### *Forward Contracts*

Bear Ridge will not be bound by any agreement (including transportation agreements), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas. Bear Ridge may use financial instruments in the future to reduce corporate risk in certain situations. See "*Selected Consolidated Financial Information and Management's Discussion and Analysis – Liquidity and Capital Resources*" in this Appendix.

### *Abandonment and Reclamation Costs*

The following table discloses the abandonment and reclamation costs of the Bear Ridge Assets anticipated as at September 30, 2004, calculated both undiscounted and at a 10 percent discount rate with a portion thereof anticipated to be paid in each of the next three years.

| ($000) | Abandonment and Reclamation Costs escalated at 1.5% Undiscounted | Abandonment and Reclamation Costs Escalated at 1.5% Discounted at 10% |
|---|---|---|
| Total as at September 30, 2004 | 155 | 64 |
| Anticipated to be paid in 2004 (last 3 months) | - | - |
| Anticipated to be paid in 2005 | 1 | 1 |
| Anticipated to be paid in 2006 | - | - |

Bear Ridge will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

Bear Ridge currently estimates that the future environmental and reclamation obligations net of salvage value in respect of the Bear Ridge Assets will aggregate approximately $155,000 escalated at 1.5 percent per year. All of this amount is reflected in the disclosed reserve data and none is attributed to wells that do not have assigned reserves.

Bear Ridge estimates the costs to abandon and reclaim all Bear Ridge's shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Bear Ridge's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on management's prior experience in the areas and the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Abandonment and reclamation costs have been estimated over approximately a 20 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves. Bear Ridge estimates that future salvage recovery on facilities is expected to exceed future abandonment costs on those

facilities. As at September 30, 2004, Bear Ridge expected to incur reclamation and abandonment costs in respect of 7.6 wells (net) comprising the Bear Ridge Assets.

*Tax Horizon*

The income taxes deducted in the calculation of future net revenue above assumes a blow-down scenario whereby Bear Ridge produces out its existing reserves. Under this scenario, Bear Ridge is taxable in 2005.

Bear Ridge forecasts its tax horizon assuming a continuing business model whereby it reinvests cash flow at historic capital efficiencies in order to achieve minimum production and reserve growth. Under this scenario, Bear Ridge will not be in a taxable position. This result is dependent upon commodity prices and capital spending levels. If the Bear Ridge Come-Along Agreement is consummated and CanSubCo and Ceyba participate in the Plan of Arrangement, Bear Ridge's tax horizon will be deferred for several years as Bear Ridge is expected to have approximately $71 million in federal tax pools, loss carry-forwards and investment tax credits (approximately $41 million in provincial tax pools and loss carry-forwards).

*Costs Incurred*

The following summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by Bear Creek with respect to the Bear Ridge Assets for the nine months ended September 30, 2004 and the year ended December 31, 2003.

| ($000)<br>**Expenditure** | **Nine Months Ended September 30, 2004** | **Year Ended December 31, 2003** |
|---|---|---|
| Property acquisition costs – Unproved properties [1] | 3,673 | 669 |
| Property acquisition costs – Proved properties | - | - |
| Exploration costs [2] | 8,054 | 2,759 |
| Development costs [3] | 3,082 | 70 |

Notes:

(1) Cost of land acquired and non-producing lease rentals on those lands.

(2) Geological and geophysical capital expenditures and drilling costs for exploration wells.

(3) Development and costs include equipping, tie-in and facility costs for all wells.

*Exploration and Development Activities*

The following table sets forth the gross and net exploratory and development wells in which Bear Creek participated during the nine months ended September 30, 2004 with respect to the Bear Ridge Assets.

| | **Exploratory Wells** | | **Development Wells** | |
|---|---|---|---|---|
| | **Gross[1]** | **Net[2]** | **Gross[1]** | **Net[2]** |
| Light and Medium Oil | 1 | 1 | 2 | 1.5 |
| Natural Gas | 1 | 1 | 3 | 0.9 |
| Service | - | - | - | - |
| Dry | 3 | 3 | - | - |
| Total | 5 | 5 | 5 | 2.4 |

Notes:

(1) "**Gross**" wells are defined as the total number of wells in which Bear Ridge will have an interest.

(2) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Bear Ridge's expected percentage working interest therein.

The following table sets forth the gross and net exploratory and development wells in which Bear Ridge participated during the year ended December 31, 2003 with respect to the Bear Ridge Assets.

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross[(1)] | Net[(2)] | Gross[(1)] | Net[(2)] |
| Light and Medium Oil | - | - | - | - |
| Natural Gas | - | - | 1 | 0.25 |
| Service | - | - | - | - |
| Dry | - | - | - | - |
| Total | - | - | 1 | 0.25 |

Notes:

(1) **"Gross"** wells are defined as the total number of wells in which Bear Ridge will acquire an interest.

(2) **"Net"** wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Bear Ridge's percentage working interest to be acquired by Bear Ridge.

For details on the important current and likely exploration and development activities during 2004, see *"Statement of Reserves Data and Other Oil and Gas Information"* in this Appendix.

***Production Estimates***

The following table sets out the volume of production estimated for the Bear Ridge Assets from January 1, 2004 to December 31, 2004 as evaluated by GLJ.

| | Light and Medium Oil | Natural Gas | Natural Gas Liquids | Boe |
|---|---|---|---|---|
| | (Bbls/d) | (Mcf/d) | (Bbls/d) | (Boe/d) |
| **Proved Producing** | | | | |
| Goodwin | - | 394 | 13 | 79 |
| Sakwatamau | 60 | - | - | 60 |
| Others | - | - | - | - |
| **Total Proved Producing** | 60 | 394 | 13 | 139 |
| **Total Proved** | | | | |
| Godwin | - | 511 | 18 | 103 |
| Sakwatamau | 109 | 504 | 11 | 204 |
| Others | - | - | - | - |
| **Total Proved** | 109 | 1,015 | 29 | 307 |

***Production History***

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below.

| | Three Months Ended | | | | |
|---|---|---|---|---|---|
| | September 30, 2004 | June 30, 2004 | March 31, 2004 | December 31, 2003 | September 30, 2003 |
| **Average daily production:** | | | | | |
| Natural gas (Mcf/d) | 379 | 224 | 393 | - | - |
| Oil and NGL's (Bbls/d) | 84 | 37 | 168 | - | - |
| Combined (Boe/d) | 147 | 75 | 233 | - | - |
| **Average price received:** | | | | | |
| Natural gas ($/Mcf) | 7.34 | 7.74 | 6.91 | - | - |
| Oil and NGL's ($/Bbls) | 50.64 | 46.25 | 45.31 | - | - |
| Combined ($/Boe) | 47.80 | 46.34 | 44.22 | - | - |
| **Royalties paid:** | | | | | |
| Natural gas ($/Mcf) | 3.58 | 2.45 | 2.13 | - | - |
| Oil and NGL's ($/Bbls) | 0.65 | 1.18 | - | - | - |
| Combined ($/Boe) | 9.63 | 7.94 | 3.58 | - | - |
| **Production costs:** | | | | | |
| Natural gas ($/Mcf) | 1.00 | - | 0.64 | - | - |
| Oil and NGL's ($/Bbls) | 18.22 | 34.76 | 7.74 | - | - |
| Combined ($/Boe) | 12.97 | 17.36 | 6.65 | - | - |
| **Transportation:** | | | | | |
| Natural gas ($/Mcf) | - | - | - | - | - |
| Oil and NGL's ($/Bbls) | - | 2.06 | - | - | - |
| Combined ($/Boe) | - | 1.03 | - | - | - |
| **Netback Received:** | | | | | |
| Natural gas ($/Mcf) | 2.75 | 5.29 | 4.14 | - | - |
| Oil and NGL's ($/Bbls) | 31.76 | 8.25 | 37.57 | - | - |
| Combined ($/Boe) | 25.20 | 20.01 | 33.99 | - | - |

The following table indicates the average daily production from the important fields comprising the Bear Ridge Assets for the nine months ended September 30, 2004.

| | Light Crude Oil and NGL (Bbls/d) | Gas (Mcf/d) | Boe (Boe/d) |
|---|---|---|---|
| Sakwatamau | 90 | - | 90 |
| Goodwin | 5 | 332 | 60 |
| Other – Minor | - | - | - |
| Total | 95 | 332 | 150 |

The production from the Bear Ridge Assets for the nine months ended September 30, 2004 was 60% light quality crude oil (32° API or greater), 37% natural gas and 3% NGL.

*Marketing*

Bear Ridge will be subject to commodity price risks inherent in the products it produces and sells. Bear Ridge's marketing philosophy will be to monetize products as and when they are produced and provide downside

commodity price protection through the use of financial derivative structures and short term physical contracts. This hedging strategy will allow Bear Ridge to mitigate the exposure to price fluctuations and to take advantage of the strong commodity price market while securing a certain level of cash flow to fund Bear Ridge's capital program.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

### General

Included in Schedule A to this Appendix G is the pro forma financial statements for Bear Ridge for the nine months ended September 30, 2004, after giving effect to the acquisition of the Bear Ridge Assets pursuant to the Arrangement, in Schedule B to this Appendix G is the statement of net operating income relating to the Bear Ridge Assets for the nine months ended September 30, 2004, in Schedule C to this Appendix G is an audited balance sheet for CanSubCo as at December 14, 2004 and in Schedule D to this Appendix G is an audited balance sheet of 1142362 as at December 14, 2004.

*The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in the schedules hereto.*

Bear Ridge's activities relate to oil and natural gas exploration and development. Bear Ridge follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis. The following tables are a summary of selected financial information for the Bear Ridge Assets for the periods indicated.

### Production Information

The following table summarizes the historical production from the Bear Ridge Assets, before deduction of royalties, during the periods indicated.

| | Nine Months Ended September 30, 2004 |
|---|---|
| Natural gas (Mcf/d) | 332 |
| Liquids (Bbls/d) | 95 |
| Oil equivalent (Boe/d) | 150 |

### Financial Information

The Statement of Net Operating Income of the Bear Ridge Assets for the nine months ended September 30, 2004 has been reviewed by Ernst & Young LLP and is contained in Schedule B to this Appendix G. The following information should be read in conjunction with the Statement of Net Operating Income including the notes thereto. The statement is summarized in the following table. The Bear Ridge Assets did not have production revenue or operating expenses prior to January 1, 2004 and, as such, no audited net operating income could be prepared for any periods prior thereto.

**Bear Ridge Assets**
**Statement of Net Operating Income**

| ($000) | Nine Months Ended September 30, 2004 |
|---|---|
| | (unaudited) |
| Production revenue | 1,898 |
| Royalties | (259) |
| Operating expenses | (433) |
| Transportation expenses [1] | (7) |
| Net Operating Income | 1,199 |

Note:
(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes to a third party.

## Quarterly Information

The following table summarizes selected financial information of the Bear Ridge Assets for the periods indicated.

| ($000) | Three Months Ended September 30, 2004 | Three Months Ended June 30, 2004 | Three Months Ended March 31, 2004 |
|---|---|---|---|
| Production revenue | 646 | 314 | 938 |
| Net operating revenue [1] | 338 | 138 | 723 |

Note:
(1) Net operating revenue is before general and administrative costs, interest, income or capital taxes or any provision related to depreciation, depletion or accretion.

## Liquidity and Capital Resources

Bear Ridge's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Bear Ridge - internally generated cash flow, long-term debt, equity, and farm-out arrangements.

Bear Ridge expects to have a bank loan facility of approximately $5 million in place prior to the Effective Date. Bear Ridge will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Bear Ridge anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of Bear Ridge's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Bear Ridge has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Bear Ridge was $0.2 million as at September 30, 2004. Bear Ridge intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Bear Ridge Assets discounted at a credit adjusted risk free rate of eight percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Bear Ridge intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Bear Ridge understands that the Bear Ridge Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Bear Ridge has no set policy, management of Bear Ridge may use financial instruments to reduce corporate risk in certain situations. Bear Ridge's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Bear Ridge does not expect to have any financial instruments in place on the Effective Date.

**Trends**

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent months prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive, however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number of start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

## DESCRIPTION OF SHARE CAPITAL

**CanSubCo**

The authorized capital of CanSubCo consists of an unlimited number of common shares (the "**Common Shares**"), an unlimited number of Class "A" common shares (the "**Class "A" Common Shares**"), an unlimited number of Class "B" common shares (the "**Class "B" Common Shares**") and an unlimited number of preferred shares, issuable in series, (the "**Preferred Shares**") of which an unlimited number of Preferred Shares, Series 1 (the "**Preferred Shares, Series 1**") have been designated. The following is a summary of the rights, privileges, restrictions and conditions attached to the Common Shares, Class "A" Common Shares, Class "B" Common Shares, Preferred Shares and Preferred Shares, Series 1. For a description of the terms of the warrants, see *"Other Matters*

*Considered in the Reorganization Resolutions – Approval of the Bear Ridge Initial Private Placement*" in the Information Circular.

*Common Shares*

CanSubCo is authorized to issue an unlimited number of Common Shares. Holders of Common Shares are entitled to (a) receive notice of and attend any meetings of shareholders of CanSubCo and are entitled to one vote for each Common Share held, (b) the right to receive, subject to the prior rights and privileges attaching to any other class of shares of CanSubCo, any dividend declared by CanSubCo, and (c) the right to receive subject to the prior rights and privileges attaching to the Preferred Shares, Series 1 or prior rights and privileges of any other class of shares of CanSubCo, the remaining property and assets of CanSubCo upon dissolution, in equal rank with the holders of the Class "B" Common Shares.

**Assuming the completion of the transactions contemplated by the Bear Ridge Come-Along Agreement, the Common Shares will form the Bear Ridge Common Shares for the purposes of the Plan of Arrangement.**

*Class "A" Common Shares*

CanSubCo is authorized to issue an unlimited number of Class "A" Common Shares. Holders of the Class "A" Common Shares are entitled to (a) receive notice of and attend any meeting of the shareholders of CanSubCo and are entitled to one vote for each Class "A" Common Share held, (b) the right to receive, subject to the prior rights and privileges of any other class of shares of CanSubCo, any dividend declared by CanSubCo, and (c) the right to receive, subject to the prior rights and privileges of any other class of shares of CanSubCo, the remaining property and assets of CanSubCo upon dissolution up to the stated capital of the Class A Common Shares, in priority to the Common Shares and the Class "B" Common Shares.

*Class "B" Common Shares*

CanSubCo is authorized to issue an unlimited number of Class "B" Common Shares. Holders of the Class "B" Common Shares are entitled to the right to receive, (a) subject to the prior rights and privileges of any other class of shares of CanSubCo, any dividend declared by CanSubCo, and (b) subject to the prior rights and privileges attaching to the Class "A" Common Shares, the remaining property and assets of CanSubCo upon dissolution in equal rank with the holders of Common Shares. Holders of Class "B" Common Shares are not entitled (except as expressly provided in the ABCA) to receive notice of and to attend any meeting of shareholders of CanSubCo and are not entitled to vote at such meeting.

Holders of the Common Shares, Class "A" Common Shares and Class "B" Common Shares need not rank equally nor be treated equally in the declaration or payment of dividends and the directors of CanSubCo will have the full and absolute discretion to declare and pay dividends (a) to holders of Common Shares only, (b) to holders of Class "A" Common Shares only, (c) to holders of Class "B" Common Shares only or (d) in different amounts to holders of Common Shares, Class "A" Common Shares and Class "B" Common Shares, provided that all dividends paid on Common Shares shall be paid in proportion to the number of Common Shares held by each shareholder, Class "A" Common Shares shall be paid in proportion to the number of Class "A" Common Shares held by each shareholder and all dividends paid on Class "B" Common Shares shall be paid in proportion to the number of Class "B" Common Shares held by each shareholder.

*Preferred Shares*

CanSubCo is authorized to issue an unlimited number of Preferred Shares. The Preferred Shares may at any time and from time to time be issued in one or more series, each series to consist of such number of shares as may, before the issue thereof, be determined by resolution of the CanSubCo board of directors. Subject to the provisions of the ABCA, the directors of CanSubCo may by resolution fix from time to time before the issue thereof the designation, rights, privileges, restrictions and conditions attaching to each series of the Preferred Shares.

*Preferred Shares, Series 1*

CanSubCo is authorized to issue an unlimited number of Preferred Shares, Series 1. The holders of the Preferred Shares, Series 1 shall not be entitled (except as expressly provided in the ABCA) to receive notice of or to attend any meeting of the shareholders of the Corporation and shall not be entitled to vote at such meeting.

The holders of the Preferred Shares, Series 1 shall be entitled to rank ahead of the holders of the Common Shares, Class "A" Common Shares and Class "B" Common Shares as to dividends. The Preferred Shares, Series 1 shall be entitled to a fixed cumulative dividend at the rate of 8% per annum on the Redemption Amount (as hereinafter defined) per share payable yearly, commencing six months after the issuance date of the Preferred Shares, Series 1. The Preferred Shares, Series 1 shall not be entitled to participate any further with respect to dividends except to the extent hereinbefore provided. No dividend shall be declared or paid on any class of shares of CanSubCo if it would result in the realizable value of the assets of CanSubCo, net of liabilities which exist at the relevant time, being less than the aggregate of the Redemption Amounts of all of the issued and outstanding Preferred Shares, Series 1.

In the event of a liquidation, dissolution or winding up of CanSubCo or any other distribution by way of repayment of capital, the holders of the Preferred Shares, Series 1 shall be entitled to receive an amount equal to the Redemption Amount per share together with any declared but unpaid dividends prior to any payment or distribution to any other class of shares of CanSubCo. Subject to the prior rights and privileges attaching to the Class "A" Common Shares, the Preferred Shares, Series 1 shall thereafter be entitled to rank equally with the holders of the Common Shares, Class "A" Common Shares and Class "B" Common Shares for any remaining property.

The Preferred Shares, Series 1, or any part thereof, shall be subject to redemption or purchase, at an amount equivalent to the Redemption Amount per share plus any declared but unpaid dividends, at any time after the 5th anniversary of the date of issuance, at the option of the directors of CanSubCo, without the consent of the holders thereof, and if less than the whole of the outstanding Preferred Shares, Series 1 shall be so redeemed or purchased, the shares to be redeemed or purchased shall be selected in such manner as the board of directors of CanSubCo may determine.

The holders of the Preferred Shares, Series 1 shall be entitled to require CanSubCo to redeem or purchase at any time after the 2nd anniversary of the date of issuance of all or any of the Preferred Shares, Series 1 registered in the name of such holder on the books of CanSubCo by tendering to CanSubCo at its registered office the share certificate or certificates representing the Preferred Shares, Series 1 which the registered holder desires to have CanSubCo redeem or purchase, together with the request in writing specifying that the registered holder desires to have the said Preferred Shares, Series 1 represented by such certificate or certificates redeemed or purchased by CanSubCo, and stating the business day (hereinafter called the "**Redemption Date**") on which the holder desires to have CanSubCo redeem or purchase such shares. Upon receipt of a share certificate or certificates representing the Preferred Shares, Series 1 which the registered holder desires to have CanSubCo redeem or purchase, together with such a request, CanSubCo shall, on the Redemption Date, redeem or purchase such Preferred Shares, Series 1 by paying to the registered holder an amount equivalent to the Redemption Amount per share for each Preferred Share, Series 1 being redeemed or purchased plus all declared but unpaid dividends thereon. Such payment shall be made by cheque payable at par at any branch of CanSubCo's bankers for the time being in Canada. The said Preferred Shares, Series 1 shall be redeemed or purchased on the Redemption Date and from and after that date such shares shall cease to be entitled to dividends, and the holders thereof shall not be entitled to exercise any of the rights of the holders of Preferred Shares, Series 1 in respect thereof unless payment of the Redemption Amount plus any declared but unpaid dividends is not paid on the Redemption Date in which event the rights of the holders of the said Preferred Shares, Series 1 shall remain unaffected.

The redemption amount with respect to each Preferred Share, Series 1 shall be an amount determined by a resolution of the CanSubCo board of directors (the "**Redemption Amount**") provided that the said Redemption Amount shall be fixed by the board of directors of CanSubCo prior to the issuance of any of the said Preferred Shares, Series 1.

The holders of Preferred Shares, Series 1 shall have the right at any time to convert Preferred Shares, Series 1 into Class "B" Common Shares or any other series of preferred share created by the board of directors of CanSubCo, subject to the provisions hereof, on the basis of one Class "B" Common Share or one Preferred Share (the "**Converted Share**") for each Preferred Share, Series 1.

In any case of conversion of Preferred Shares, Series 1, the holder of the Preferred Shares, Series 1 to be converted shall deliver to CanSubCo a written notice stating Converted Shares into which the Preferred Shares, Series 1 are to be converted and naming the person or persons in whose name the Converted Shares are to be registered and the number to be issued to each, together with the certificate or certificates for the Preferred Shares, Series 1 to be converted, signed by the person registered on the books of CanSubCo as the holder of the Preferred Shares, Series 1 in respect of which such right is being exercised or by his duly authorized attorney. Upon delivery of such notice, each person in whose name the Converted Shares are to be issued, as designated in such notice, shall be deemed for all purposes to be the holder of record of the number of Converted Shares of CanSubCo designated in such notice and such person or persons shall be entitled to delivery by CanSubCo of a certificate or certificates representing such Converted Shares promptly after delivery of the notice. If less than all of the Preferred Shares, Series 1 represented by any certificates are to be converted, the holders shall be entitled to receive, at the expense of CanSubCo, a new certificate representing the unconverted shares represented by the original certificate. The effective date of the conversion shall be the date of receipt of the said notice by CanSubCo.

If CanSubCo shall:

(a) declare a dividend or make a distribution on the outstanding Class "B" Common Shares or any other series of preferred share payable in Class "B" Common Shares or any other series of preferred share, respectively;

(b) divide its outstanding Class "B" Common Shares or any other series of preferred share created by the board of directors of CanSubCo into a greater number of shares; or

(c) consolidate its outstanding Class "B" Common Shares or any other series of preferred share into a smaller number of shares;

then the conversion basis referred to above shall be proportionately adjusted effective immediately after the record date determined for the purposes of such dividend, distribution, subdivision or consolidation. In the case of events referred to in (a) and (b) above, the conversion basis shall be increased in proportion to the increase to the number of outstanding Class "B" Common Shares or any other series of preferred share resulting from such dividend, distribution or subdivision and, in the case of the events referred to in (c) above, the conversion basis shall be decreased in proportion to the decrease in the number of outstanding shares resulting from such consolidation.

In the case of any reclassification or change (other than changes resulting only from consolidation or subdivision) of the Class "B" Common Shares or any other series of preferred share, or in the case of any amalgamation, consolidation or merger of CanSubCo with or into any other corporation, or in the case of any sale of the properties and assets of CanSubCo as or substantially as an entirety to any other corporation, each Class "B" Common Share or any other series of preferred share shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible into the number of Class "B" Common Shares or any other series of preferred share or other securities or property of CanSubCo, or such continuing, successor or purchasing corporation, as the case may be, to which a holder of the number of Preferred Shares, Series 1 would have been issued if such Preferred Shares, Series 1 had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale would have been entitled upon such reclassification, change, amalgamation, consolidation merger or sale. The board of directors of CanSubCo shall determine such entitlement and any such determination shall be conclusive and binding on CanSubCo and the holders of the Preferred Shares, Series 1. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the board of directors of CanSubCo, all necessary steps shall have been taken to ensure that the holders of the Preferred Shares, Series 1 shall thereafter be entitled to receive such number of Class "B" Common Shares or any other series of preferred share or other securities or property of CanSubCo, or such continuing, successor or purchasing corporation, as the case may be, subject to adjustments thereafter in accordance with the provisions similar, as nearly as may be, to those contained in this clause.

**Assuming the completion of the transactions contemplated by the Bear Ridge Come-Along Agreement, the Preferred Shares, Series 1 will form the Bear Ridge Preferred Shares for the purposes of the Plan of Arrangement.**

**1142362**

The authorized capital of 1142362 consists of an unlimited number of Common Shares, an unlimited number of Class "A" Common Shares, an unlimited number of Class "B" Common Shares and an unlimited number of Preferred Shares, issuable in series, of which an unlimited number of Preferred Shares, Series 1 have been designated. The rights, privileges, restrictions and conditions attached to the Common Shares Class "A" Common Shares, Class "B" Common Shares, Preferred Shares and Preferred Shares, Series 1 are the same as the rights, privileges, restrictions and conditions attached to the corresponding shares of CanSubCo and apply *mutatis mutandis*.

## CAPITALIZATION

The following table sets forth the capitalization of Bear Ridge as at December 14, 2004, both before and after giving effect to the completion of the Arrangement. See also the pro forma financial statements for Bear Ridge contained in Schedule A to this Appendix G.

| Description | Authorized | As at December 14, 2004 (1) | As at December 14, 2004 After Giving Effect to the Arrangement and the Bear Ridge Initial Private Placement (2)(3) |
|---|---|---|---|
| Common Shares | Unlimited | - | $18,857,870 (16,048,826 shares) |
| Class "A" Common Shares | Unlimited | $1 (1 share) | - |
| Class "B" Common Shares | Unlimited | - | - |
| Preferred Shares | Unlimited | - | $4,000,000 (3,404,256 shares) |
| Preferred Shares, Series 1 | Unlimited | - | - |
| Warrants(4) | 2,857,143 | - | nil (2,857,143 warrants) |
| Bank Debt | 5,000,000 | - | - |

Notes:

(1) 1142362 was incorporated on December 14, 2004. One Class "A" Common Share was issued to facilitate its initial organization. If the terms of the Bear Ridge Come-Along Agreement are not satisfied, 1142362 will participate in the Plan of Agreement, with 1142362 becoming Bear Ridge. CanSubCo was incorporated on December 14, 2004. One Class "A" Common Share was issued to facilitate its organization. If the terms of the Bear Ridge Come-Along Agreement are satisfied, CanSubCo will participate in the Plan of Arrangement, with CanSubCo becoming Bear Ridge.

(2) Assumes that the transactions contemplated by the Bear Ridge Come-Along Agreement are not completed and that CanSubCo and Ceyba are not parties to the Plan of Arrangement. In the event that CanSubCo and Ceyba participate in the Plan of Arrangement, Bear Ridge would have outstanding 16,772,230 Common Shares and 6,297,873 Preferred Shares, Series 1.

(3) Assumes that (i) no Dissent Rights are exercised, (ii) the Bear Ridge Initial Private Placement is completed for the maximum amount, (iii) 1,814,500 Ketch Options are repurchased prior to the Effective Time, (iv) 463,950 Ketch Options and 1,750,600 Bear Creek Options are exercised prior to the Effective Time and the balance are exchanged for Trust #1 Options and Trust #2 Options, (v) 1,128,420 Ketch Warrants and 291,667 Bear Creek Warrants are exercised prior to the Effective Time, and (iv) no Securityholders elect to receive cash instead of Bear Ridge Common Shares.

(4) Represents the Bear Ridge Finco Warrants, each of which entitle the holder to acquire one (1) Bear Ridge Preferred Share upon payment of $1.41 per warrant.

## DIVIDEND RECORD AND POLICY

Neither CanSubCo nor 1142362 have declared or paid any dividends on any shares since its incorporation, and Bear Ridge does not foresee the declaration or payment of any dividends on the Bear Ridge Common Shares in the near future. Any decision to pay dividends on the Bear Ridge Common Shares will be made by the board of directors of Bear Ridge on the basis of Bear Ridge' earnings, financial requirements and other conditions existing at such future time and which the Bear Ridge board of directors consider appropriate in the circumstances.

## PRIOR SALES OF SECURITIES

On December 14 2004, CanSubCo issued one Class "A" Common Share at a price of $1 to facilitate its organization. On December 14, 2004, 1142362 issued one Class "A" Common Share at a price of $1 to facilitate its organization. One of the conditions that must be satisfied in order to have CanSubCo and Ceyba participate in the Plan of Arrangement is to have Ceyba US transfer the shares and debt of Ceyba to CanSubCo in exchange for CanSubCo Class "A" Common Shares. In addition, Ceyba US has agreed to consolidate or split the Class "A" Common Shares outstanding immediately prior to the Effective Time to the number which will have Ceyba US holding 4% of the Bear Ridge Common Shares after the Effective Time. The third party investor of Ceyba must also exchange its debenture for CanSubCo Preferred Shares, Series 1, which, after giving effect to the Plan of Arrangement and the Bear Creek Come-Along Agreement, will represent 46% of the Bear Ridge Preferred Shares outstanding immediately after the Effective Time.

## DIRECTORS AND OFFICERS

The names, municipalities of residence of the proposed directors and officers of Bear Ridge after giving effect to the Arrangement, their positions and offices to be held with Bear Ridge, and their principal occupations during the past five years are as follows:

| Name and Municipality of Residence | Proposed Position with Bear Ridge | Principal Occupation |
|---|---|---|
| **Russell J. Tripp**<br>Calgary, Alberta | Executive Chairman | President and Chief Executive Officer of Bear Creek (and Crossfield prior thereto) since September 2001; prior thereto, President and Chief Executive Officer of TriGas Exploration Inc. from September 1994 to December 2000. |
| **Douglas C. Hibbs**<br>Calgary, Alberta | President | Vice President, Exploration of Bear Creek (and Crossfield prior thereto) since January 2003; prior thereto, Vice President, Eastern Division for Calpine Canada Natural Gas Company from December 2000 to January 2003; and prior thereto Exploration Manager for TriGas Exploration Inc. from September 1999 to December 2000. |
| **David Ambedian**<br>Calgary, Alberta | Director | Vice President, Finance and Chief Financial Officer of Hygait Resources Ltd. since December 2004; prior thereto, Vice President, Finance and Chief Financial Officer of Glacier Energy Limited since June 2004; prior thereto, Vice President, Finance and Chief Financial Officer of Ice Energy Limited from September 2001 to June 2004; and prior thereto, Vice President, Finance and Chief Financial Officer of Avalanche Energy Limited from December 1997 to December 2000. |
| **John Howard**<br>Calgary, Alberta | Director | Independent businessman; prior thereto President and Chief Executive Officer of Barrington Petroleum Ltd. from September 1999 to April 2001 and President and Chief Executive Officer of Sunoma Energy Corp. from 1999-2000. |

| Name and Municipality of Residence | Proposed Position with Bear Ridge | Principal Occupation |
|---|---|---|
| **Martin A. Lambert**<br>Calgary, Alberta | Director | Partner, Bennett Jones LLP. |
| **Garry Tanner**<br>Calgary, Alberta | Director | Senior Vice President and Chief Operating Officer for Enerplus Resources Fund since February 2002. Formerly Senior Vice President for EnCap Investments L.C. from 1997 to February 2002. |
| **Kelly Novakowski**<br>Calgary, Alberta | Chief Financial Officer and Controller | Controller of Bear Creek since September 2003; prior thereto, General Accounting Manager of Case Resources Inc. from September 2002 to December 2003; prior thereto, Supervisor of Operations Accounting at Bonavista Petroleum Ltd. from May 2001 to September 2002; and prior thereto, Accounting Manager of Passage Energy Inc. from December 1999 to April 2001. |

Notes:

(1) Bear Ridge will establish an Audit Committee, Reserve Committee and Compensation Committee prior to the completion of the Arrangement.

(2) The term of office of all directors will expire on the date of the next annual meeting of holders of Bear Ridge Common Shares.

After giving effect to the Arrangement and assuming the Bear Ridge Initial Private Placement is completed for the maximum amount, the number of Bear Ridge Shares beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Bear Ridge or persons performing such responsibilities will be approximately 1,190,920 Bear Ridge Common Shares and 3,042,553 Bear Ridge Preferred Shares (or approximately 22% of the issued and outstanding equity of Bear Ridge on a basic basis). Such persons are also expected to hold approximately 2,857,143 Bear Ridge Finco Warrants.

**Cease Trade Orders or Bankruptcies**

John A. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for Court protection. Excluding the foregoing, no current or proposed director, officer or controlling shareholder of Bear Ridge has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

**Personal Bankruptcies**

No current or proposed director, officer or controlling shareholder of Bear Ridge or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

**Penalties or Sanctions**

No current or proposed director, officer or controlling shareholder of Bear Ridge has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Conflicts of Interest**

There are potential conflicts of interest to which the directors and officers of Bear Ridge will be subject to in connection with the operations of Bear Ridge. In particular, certain of the directors and officers of Bear Ridge are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Bear Ridge or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Bear Ridge, including, but not limited to Ketch Resources Ltd., the operating company of Ketch Resources Trust after giving effect to the Arrangement. See "*Directors and Officers*". In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Bear Ridge are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Bear Ridge. Certain of the directors of Bear Ridge have either other employment or other business or time restrictions placed on them and accordingly, these directors of Bear Ridge will only be able to devote part of their time to the affairs of Bear Ridge. Martin A. Lambert, who will be a director of Bear Ridge and AmalgamationCo, also holds an officer position with the third party investor in Ceyba, which will, if the Bear Ridge Come-Along Agreement is consummated, hold Bear Ridge Preferred Shares.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

No compensation has been paid by Bear Ridge to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Bear Ridge will be paid salaries at a level comparable with the salaries paid at other oil and gas companies of similar size and character.

As of the date hereof, there are no employment contracts in place between Bear Ridge and any of the executive officers of Bear Ridge and there are no provisions for compensation of executive officers of Bear Ridge in the event of termination of employment or change of responsibilities following a change of control. The board of directors of Bear Ridge will consider whether employment contracts should be entered into with each of the executive officers of Bear Ridge following the completion of the Arrangement.

Bear Ridge has not established an annual retainer fee or attendance fee for directors. However, Bear Ridge may establish directors' fees in the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options and special performance units to acquire Bear Ridge Common Shares pursuant to the Bear Ridge Stock Option Plan and Bear Ridge Special Performance Unit Plan was hereinafter defined. See *"Stock Option Plan and Special Performance Unit Plan"* in this Appendix.

## PERSONNEL

As at the date of this Information Circular, Bear Ridge had no employees. After giving effect to the Arrangement, Bear Ridge expects to have one full-time equivalent employee and six part-time equivalent employees at its office in Calgary, Alberta. Bear Ridge does not expect to have any field employees. Bear Ridge will have a technical services agreement with AmalgamationCo which will provide technical and administrative services to Bear Ridge on a fee basis.

## INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the Bear Ridge Initial Private Placement and as disclosed elsewhere in this Information Circular, none of the current or proposed directors, officers or principal shareholders of Bear Ridge and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Bear Ridge or any of its affiliates.

## PRINCIPAL SHAREHOLDERS

After giving effect to the Arrangement and Bear Ridge Come-Along Agreement and assuming that the Bear Ridge Initial Private Placement is completed for the maximum amount, to the best of the knowledge of the directors and officers of Bear Ridge, no persons will own, directly or indirectly, or exercise control or discretion over Bear Ridge Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding Bear Ridge Common Shares.

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to Bear Ridge or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Bear Ridge.

## STOCK OPTION PLAN AND SPECIAL PERFORMANCE UNIT PLAN

Bear Ridge has a stock option plan (the "**Bear Ridge Stock Option Plan**") and a special performance unit plan (the "**Bear Ridge Special Performance Unit Plan**" and together with the Bear Ridge Stock Option Plan the "**Bear Ridge Share Compensation Arrangements**"). The purpose of the Bear Ridge Share Compensation Arrangements is to afford directors, officers, employees of, and consultants and other service providers to, Bear Ridge, an opportunity to obtain a proprietary interest in Bear Ridge by permitting them to purchase Bear Ridge Common Shares and to aid in attracting, retaining and encouraging the continued involvement of such persons with Bear Ridge. The total number of Bear Ridge Common Shares issuable under the Bear Ridge Share Compensation Arrangements shall not exceed a number of Bear Ridge Common Shares equal to 10% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares from time to time.

Under the Bear Ridge Stock Option Plan, stock options ("**Bear Ridge Options**") may be issued to directors, officers, employees of, and consultants and other service providers to, Bear Ridge in such numbers and with vesting provisions as the board of directors of Bear Ridge may determine. The exercise price of Bear Ridge Options shall not be less than the "market price" of the Bear Ridge Common Shares at the date of granting such option. For purposes of the Bear Ridge Stock Option Plan, "market price" means the closing market price of the Bear Ridge Common Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Bear Ridge Common Shares traded on the TSX. The term of each Bear Ridge Option shall be determined by the board of directors of Bear Ridge provided no Bear Ridge Option shall be exercisable for a period exceeding 10 years from the date the Bear Ridge Option is granted.

Under the Bear Ridge Special Performance Unit Plan, share units ("**Bear Ridge SPUs**") will be issued on the Effective Date to directors, officers, employees of, and consultants and other service providers to, Bear Ridge in an amount equal to 6.0% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares after giving effect to the Arrangement. Each Bear Ridge SPU will be exercisable for a price of $0.01 per share and will be convertible into the percentage of a Bear Ridge Common Share equal to the closing trading price of the Bear Ridge Common Shares on the TSX or such other stock exchange on which the Bear Ridge Common Shares are listed on the trading day prior to such conversion (the "**Bear Ridge Closing Price**") less $1.175, if positive, divided by the Bear Ridge Closing Price. The Bear Ridge SPUs will be granted on a one-time basis on the Effective Date and shall vest and become exercisable as to 1/3 on each of the first, second and third anniversary dates of the Effective Date so long as the holder is a director, officer, employee of, or consultant or other service provider to, Bear Ridge or a Subsidiary on such date. At each such date, holders of Bear Ridge SPUs have 30 days within which

to exercise their vested and exercisable Bear Ridge SPUs and if such exercisable Bear Ridge SPUs are not exercised by the holder thereof within such 30 day period they shall expire and terminate. Upon a holder ceasing to be a director, officer, employee of, or consultant or other service provider to, Bear Ridge, Bear Ridge may, subject to applicable law, redeem each Bear Ridge SPU at a redemption price of $0.01 per Bear Ridge SPU. If the Bear Ridge Closing Price less $1.175 is not positive on any conversion date, Bear Ridge will, subject to applicable law, redeem the Bear Ridge SPUs that would have otherwise been converted at a redemption price of $0.01 per Bear Ridge SPU. In the event that Bear Ridge is unable to pay the redemption price in accordance with applicable law, the Bear Ridge SPUs which were to be redeemed, will be cancelled and the holders will only have the right to receive $0.01 per Bear Ridge SPU. The maximum term for Bear Ridge SPUs is three years. Bear Ridge Common Shares reserved for issuance under the Bear Ridge Special Performance Unit Plan but which are not issued thereunder will be available for issuance pursuant to the Bear Ridge Stock Option Plan.

Each of the Bear Ridge Share Compensation Arrangements provides that any Bear Ridge Options or Bear Ridge SPUs shall terminate 90 days from the date the holder of such Bear Ridge Options or Bear Ridge SPUs ceases to be an employee, director or officer of, or consultant or other service provider to, Bear Ridge provided that if such termination is as a result of death of the optionee, the optionee's personal representative shall have 12 months to exercise such Bear Ridge Options or Bear Ridge SPUs.

At no time will any one person be entitled to Bear Ridge Options and Bear Ridge SPUs exceeding 5% of the issued and outstanding Bear Ridge Common Shares. Furthermore, Bear Ridge Options and Bear Ridge SPUs granted to insiders of Bear Ridge within a one year period will not exceed 10% of the issued and outstanding Bear Ridge Common Shares, Bear Ridge Options and Bear Ridge SPUs granted to any one insider and such insider and its associates within a one year period will not exceed 5% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Options and Bear Ridge SPUs granted to non-management directors of Bear Ridge will not exceed 1% of the issued and outstanding Bear Ridge Common Shares and Bear Ridge Preferred Shares.

See Appendix J to the Information Circular for a copy of the Bear Ridge Stock Option Plan and Bear Ridge Special Performance Unit Plan.

## RISK FACTORS

**An investment in Bear Ridge should be considered highly speculative due to the nature of the activities of Bear Ridge and the present stage of its development. The following is a summary of certain risk factors relating to the activities of Bear Ridge and the ownership of Bear Ridge Common Shares which should be carefully considered before making an investment decision relating to Bear Ridge Common Shares. The risk factors listed below are in addition to the risk factors in the annual information form of Bear Creek which are hereby incorporated, *mutatis mutandis*, by reference into this Appendix G. These risk factors should be carefully considered and are not in order of significance.**

### Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Bear Ridge will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Bear Ridge will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Bear Ridge will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Bear Ridge may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

**Prices, Markets and Marketing of Crude Oil and Natural Gas**

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Bear Ridge. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a reduction in the volume of Bear Ridge's oil and gas reserves. Bear Ridge might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Bear Ridge's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Bear Ridge are expected to be determined in part by the borrowing base of Bear Ridge. A sustained material decline in prices from historical average prices could limit Bear Ridge's borrowing base, therefore reducing the bank credit available to Bear Ridge, and could require that a portion of any existing bank debt of Bear Ridge be repaid.

In addition to establishing markets for its oil and natural gas, Bear Ridge must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Bear Ridge will be affected by numerous factors beyond its control. Bear Ridge will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Bear Ridge. The ability of Bear Ridge to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Bear Ridge will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Bear Ridge has limited direct experience in the marketing of oil and natural gas.

**Substantial Capital Requirements and Liquidity**

Bear Ridge anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Bear Ridge's revenues or reserves decline, Bear Ridge may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bear Ridge. Moreover, future activities may require Bear Ridge to alter its capitalization significantly. The inability of Bear Ridge to access sufficient capital for its operations could have a material adverse effect on Bear Ridge's financial condition, results of operations or prospects.

**Additional Funding Requirements**

Bear Ridge's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Bear Ridge may require additional financing in order to carry out its oil and gas acquisition, exploration and

development activities. Failure to obtain such financing on a timely basis could cause Bear Ridge to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Bear Ridge's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Bear Ridge's ability to expend the necessary capital to replace its reserves or to maintain its production. If Bear Ridge's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Bear Ridge.

**Insurance**

Bear Ridge's involvement in the exploration for, and development of, oil and gas properties may result in Bear Ridge becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Bear Ridge expects to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Bear Ridge may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Bear Ridge. The occurrence of a significant event that Bear Ridge is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Bear Ridge's financial position, results of operations or prospects.

**Competition**

Bear Ridge actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Bear Ridge. Bear Ridge's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Bear Ridge's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Bear Ridge.

Certain of Bear Ridge's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Bear Ridge's ability to sell or supply oil or gas to these customers in the future. Bear Ridge's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

**Environmental Risks**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and/or provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Bear Ridge to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Bear Ridge's financial condition, results of operations or prospects.

**Kyoto Protocol**

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Bear Ridge's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Bear Ridge to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from Bear Ridge's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Bear Ridge.

**Reserve Replacement**

Bear Ridge's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Bear Ridge successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Bear Ridge may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Bear Ridge's reserves will depend not only on Bear Ridge's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Bear Ridge's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

**Reliance on Operators and Key Employees**

To the extent Bear Ridge is not the operator of its oil and gas properties, Bear Ridge will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Bear Ridge will be largely dependent upon the performance of its management and key employees and the management and key employees of the Trust, who will provide services to Bear Ridge under the Technical Services Agreement. Bear Ridge does not have any key man insurance policies and there is therefore a risk that the death or departure of any member of management or any key employee of either Bear Ridge or the Trust could have a material adverse effect on Bear Ridge.

**Corporate Matters**

Bear Ridge does not anticipate the payment of any dividends on the Bear Ridge Common Shares for the foreseeable future; however the Bear Ridge Preferred Shares are entitled to an 8% dividend within six months of their issuance. The Bear Ridge Preferred Shares are not redeemable by Bear Ridge prior to the fifth anniversary of their issuance. Certain of the directors and officers of Bear Ridge are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Bear Ridge and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the ABCA.

**Permits and Licenses**

The operations of Bear Ridge may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

**Issuance of Debt**

From time to time Bear Ridge may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Bear Ridge's debt levels above industry standards. Neither Bear Ridge's articles nor its by-laws limit the amount of indebtedness that Bear Ridge may incur. The level of Bear Ridge's indebtedness from time to time could impair Bear Ridge's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

**Dilution**

Bear Ridge may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Bear Ridge which may be dilutive.

**Title to Properties**

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Bear Ridge which could result in a reduction of the revenue received by Bear Ridge.

**Aboriginal Claims**

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Bear Ridge is not aware that any claims have been made in respect of the Bear Ridge Assets, however, if a claim arose and was successful this could have an adverse effect on Bear Ridge and its operations.

**Delays in Business Operations**

In addition to the usual delays in payments by purchasers of oil and natural gas to Bear Ridge or to the operators, and the delays by operators in remitting payment to Bear Ridge, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Bear Ridge in a given period and expose Bear Ridge to additional third party credit risks.

**Changes in Legislation**

The return on an investment in securities of Bear Ridge is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Bear Ridge or the holding and disposing of the securities of Bear Ridge.

**Seasonality**

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Bear Ridge.

**Income Taxes**

Bear Ridge will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. If the Bear Ridge Come-Along

Agreement is consummated, it is expected that Bear Ridge's tax horizon will be deferred for several years as Bear Ridge is expected to have approximately $71 million in federal tax pools, loss carry-forwards and investment tax credits (approximately $41 million in provincial tax pools and loss carry-forwards). However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Bear Ridge, whether by re-characterization of exploration and development expenditures, availability if the tax pools or loss carry forwards or otherwise, such reassessment may have an impact on current and future taxes payable and such impact, in the circumstance of the additional tax pools and loss carry forwards from Ceyba, may be material.

**Assessments of Value of Acquisitions**

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Bear Ridge's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Bear Ridge's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Bear Ridge uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Bear Ridge. Any such instance may offset the return on and value of the Bear Ridge Shares.

**Accounting Write-Downs as a Result of GAAP**

GAAP require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the financial statements of Bear Ridge. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Bear Ridge Common Shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the future discounted cash flows, Bear Ridge will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of financial instruments. A decrease in the fair market value of the financial instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a non-cash charge against net income. Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

**Borrowing**

Bear Ridge's lenders will be provided with security over substantially all of the assets of Bear Ridge. If Bear Ridge becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Bear Ridge's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Bear Ridge's lenders and other creditors and only the remainder, if any, would be available to Bear Ridge.

**Third Party Credit Risk**

Bear Ridge is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event

such entities fail to meet their contractual obligations to Bear Ridge, such failures could have a material adverse effect on Bear Ridge and its cash flow from operations.

**Conveyance Agreement**

Pursuant to the Bear Ridge Conveyance, Bear Ridge will assume all liabilities, including environmental liabilities, relating to the Bear Ridge Assets. Although Bear Ridge is not aware of any material liabilities relating to the Bear Ridge Assets, it is possible that Bear Ridge could become aware of certain liabilities after the completion of the Arrangement which could have a material adverse effect on Bear Ridge.

**Bear Ridge Come-Along Agreement**

In the event that the transactions contemplated by the Bear Ridge Come-Along Agreement are consummated, CanSubCo and Ceyba will participate in the Arrangement and, accordingly, Bear Ridge Exploration will have carried on business on prior business activity as a developer of optical technologies. As a consequence of prior operating reorganizations, Bear Ridge is exposed to contingent liabilities which may arise in connection with severance of former employees or termination of contracts with customers or suppliers. In addition, the tax losses accumulated in Ceyba may be subject to reassessment or their use as deductions from future taxable income may be denied.

**Adverse Consequences of a Holding Company Structure**

If the transactions contemplated by the Bear Ridge Come-Along Agreement are completed, Bear Ridge will hold the Bear Ridge Assets in Bear Ridge Exploration. In the event of an insolvency, liquidation or other reorganization of Bear Ridge Exploration, the Bear Ridge Shareholders will have no right to proceed against the assets of Bear Ridge Exploration or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of Bear Ridge Exploration would be entitled to payment in full from such assets before Bear Ridge, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of Bear Ridge Exploration will have priority with respect to the assets and earnings of the company over the claims of Bear Ridge, except to the extent that Bear Ridge may itself be a creditor with recognized claims against Bear Ridge Exploration ranking at least *pari passu* with such other creditors, in which case the claims of Bear Ridge would still be effectively subordinate to any mortgage or other liens on the assets of Bear Ridge Exploration and would be subordinate to any indebtedness of the company.

## INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Bear Ridge in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Bear Ridge are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

**Pricing and Marketing — Oil, Natural Gas and Associated Products**

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-

demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

**The North American Free Trade Agreement**

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

**Provincial Royalties and Incentives**

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("**ARTC**") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Bear Ridge to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

**Land Tenure**

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be

privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

**Environmental Regulation**

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Bear Ridge is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Bear Ridge also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Bear Ridge's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Bear Ridge to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from Bear Ridge's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Bear Ridge.

## EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Bear Ridge by Bennett Jones LLP. Certain information relating to Bear Ridge's reserves has been prepared by GLJ. As of the date hereof, none of the partners or associates of Bennett Jones LLP or the members of GLJ hold Bear Ridge Common Shares. Martin A. Lambert, a partner of Bennett Jones LLP, is a director of Bear Ridge, also holds an officer position with the third party investor in Ceyba, which will, if the Bear Ridge Come-Along Agreement is consummated, hold Bear Ridge Preferred Shares.

## LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving Bear Ridge or the Bear Ridge Assets as of the date of the Information Circular which management of Bear Ridge believes to be material to Bear Ridge, nor are any such proceedings known by Bear Ridge to be contemplated.

## MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement by Bear Ridge since incorporation, other than contracts in the ordinary course of business, are as follows:

(a) the Conveyance Agreement, to be dated at Closing; and

(b) the Technical Services Agreement, to be dated at Closing.

Copies of these agreements, when executed, can be inspected at the head office of Bear Ridge at Suite 1240, 407 - 2nd Street S.W., Calgary, Alberta T2P 2Y3 or at the offices of Bennett Jones LLP at Suite 4500, 855 – 2nd Street SW, Calgary, Alberta, T2P 4K7, during normal business hours from the date of this Information Circular until 30 days following completion of the Arrangement.

**AUDITORS, REGISTRAR AND TRANSFER AGENT**

The auditors of Bear Ridge are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The registrar and transfer agent for the Bear Ridge Common Shares is Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario.

# SCHEDULE A

# PRO FORMA FINANCIAL STATEMENTS

# OF

# 1142362 ALBERTA LTD.

# (BEAR RIDGE RESOURCES)

## COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Bear Creek Energy Ltd.:

We have read the accompanying unaudited pro forma balance sheet of 1142362 Alberta Ltd. as at September 30, 2004 and the unaudited pro forma statement of earnings for the nine months then ended (collectively, "Pro Forma Statements"), and have performed the following procedures.

1. Compared the figures in the column captioned "Bear Ridge" on the pro forma balance sheet to the audited balance sheet of 1142362 Alberta Ltd. as at December 14, 2004 and found them to be in agreement.

2. Compared the figures in the columns captioned "Bear Ridge" to the unaudited statement of net operating income of the properties to be transferred to 1142362 Alberta Ltd. for the nine months ended September 30, 2004 or to the audited balance sheet of 1142362 Alberta Ltd. as at December 14, 2004 and found them to be in agreement.

3. Made enquiries of certain officials of Bear Creek Energy Ltd. who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of all securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Bear Ridge" as at September 30, 2004 and for the nine months then ended and found the amounts in the columns captioned "Pro Forma Bear Ridge" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Ernst + Young LLP
Chartered Accountants

Calgary, Alberta
December 17, 2004

**1142362 ALBERTA LTD.**
**PRO FORMA STATEMENT OF EARNINGS**
**For the Nine Months Ended September 30, 2004**
**(unaudited)**

| | Bear Ridge | Pro Forma Adjustments | Note | Pro Forma Bear Ridge |
|---|---|---|---|---|
| **Revenue** | | | | |
| Petroleum and natural gas | 1,897,791 | - | | 1,897,791 |
| Royalties (net of ARTC) | (259,276) | - | | (259,276) |
| | 1,638,515 | - | | 1,638,515 |
| **Expenses** | | | | |
| Operating | 433,171 | - | | 433,171 |
| Transportation | 6,396 | - | | 6,396 |
| General and administrative | - | 135,000 | 2(d) | 135,000 |
| Interest | - | - | 2(b) | - |
| Depletion, depreciation and accretion | - | 935,000 | 2(c) | 935,000 |
| | 439,567 | 1,070,000 | | 1,509,567 |
| Earnings before income taxes | 1,198,948 | 1,070,000 | | 128,948 |
| **Taxes** | | | | |
| Capital taxes | - | - | 2(e) | - |
| Future income taxes | - | 46,000 | 2(e) | 46,000 |
| | - | 46,000 | | 46,000 |
| **Net income** | 1,198,948 | (1,116,000) | | 82,948 |
| Shares outstanding | | | 2(f) | 19,453,082 |
| Net income per share – basic and dilluted | | | 2(f) | $0.00 |

*See accompanying notes.*

**1142362 ALBERTA LTD.**
**PRO FORMA BALANCE SHEET**
**As at September 30, 2004**
**(unaudited)**

| | | Bear Ridge | Pro Forma Adjustments | Note | Pro Forma Bear Ridge |
|---|---|---|---|---|---|
| | | *Note 1* | | | |
| **Assets** | | | | | |
| **Current assets** | | | | | |
| Cash | $ | 1 | 2,000,000 | 2(b) | 2,000,001 |
| Oil and natural gas properties | | - | 20,446,000 | 2(a) | 20,446,000 |
| | $ | 1 | 22,446,000 | | 22,446,001 |
| **Liabilities and Shareholders' Equity** | | | | | |
| Bank debt | $ | - | - | 2(b) | - |
| Asset retirement obligations | | - | 200,000 | 2(c) | 200,000 |
| **Shareholders' equity** | | | | | |
| Share capital | | 1 | 22,246,000 | 2(g) | 22,246,001 |
| | $ | 1 | 22,446,000 | | 22,446,001 |

*See accompanying notes.*

On behalf of the Board:

(signed) *"Russell J. Tripp"*
Russell J. Tripp
Director

# 1142362 ALBERTA LTD.

## Notes to the Pro Forma Financial Statements

**For the Nine Months Ended September 30, 2004**
**(Unaudited)**

### 1. BASIS OF PRESENTATION

The accompanying pro forma balance sheet of 1142362 Alberta Ltd.("Bear Ridge") as at September 30, 2004 and the related pro forma statement of earnings for the nine months ended September 30, 2004 (the "Pro Forma Statements") have been prepared for inclusion in the information circular dated December 17, 2004 relating to the Plan of Arrangement ("Arrangement") to combine Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") and create Ketch Resources Trust (the "Trust") and two publicly listed exploration companies, Kereco Energy Ltd. ("Kereco") and 1142362 Alberta Ltd. The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by mid January 2005

The Bear Ridge Come-Along Agreement (the "Agreement") involves the partication of CanSubCo and Ceyba. However, it is uncertain whether terms of the Agreement are going to be met. Therefore, for the purposes of these Pro Forma Statements, Bear Ridge, a newly incorporated company, is assumed to be the continuing company. No effect has been given in these Pro Forma Statements due to this uncertainty.

Pursuant to the Arrangement, Ketch shareholders will receive (i) 1.0 Trust unit of the Trust; (ii) 0.4 of a Kereco common share or $1.06, and (iii) 0.4 of a Bear Ridge common share or $0.48 for each Ketch common share owned and Bear Creek shareholders will receive (i) 0.5 of a trust unit of the Trust; (ii) 0.2 of a Kereco common share or $0.54, and (iii) 0.2 of a Bear Ridge common share or $0.245 for each Bear Creek common share owned. For purposes of these Pro Forma Statements it has been assumed that 100% of the shareholders of Ketch and Bear Creek will elect to receive common shares under the agreement.

As part of the Arrangement, Bear Creek will transfer to Bear Ridge its interest in certain petroleum and natural gas properties. Following the completion of the Arrangement, Bear Ridge is expected to be publicly listed.

The pro forma balance sheet is prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma balance sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they occurred at the date of the balance sheet and the pro forma statements of earnings give effect to the assumed transactions as if they occurred at the beginning of the earliest period presented. The Pro Forma Statements are not indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in preparation of the Pro Forma Statements are consistent with those used in the audited financial statements of Bear Creek as at and for the year ended December 31, 2003 and for the nine month period ended September 30, 2004 ("Bear Creek Financial Statements"). The Pro Forma Statements have been derived from and should be read in conjunction with the Bear Creek Financial Statements as at December 31, 2003 and 2002, incorporated by reference in the information circular and the statement net operating income of the properties transferred to Bear Ridge for the nine months ended September 30, 2004 and 2003 and the balance sheet of Bear Ridge as at December 14, 2004., included in the information circular.

During 2003 Bear Creek performed exploration activities on a portion of the assets being transferred to Bear Ridge. There is no inclusion of net operating income for any period prior to January 1, 2004 as there were no operational activities on the properties to be transferred to Bear Ridge and as such no Pro Forma

Statements were prepared for prior periods. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

## 2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

Under the Arrangement, Bear Creek will transfer certain oil and natural gas properties formally owned by Bear Creek to Bear Ridge. As the former Ketch shareholder group will be the controlling shareholder group of Bear Creek the properties have been transferred and accounted for at their fair market value.

The Pro Forma Statements give effect to the following assumptions and adjustments:

a) Under the Arrangement, certain oil and natural gas properties previously owned by Bear Creek will be transferred to Bear Ridge. The fair market value of oil and natural gas properties of Bear Creek has been allocated to Bear Ridge based on the fair market value of undeveloped property and the relative portion of the present value (discounted at 10 percent) of total proven plus probable reserves, as determined by the independent reserve engineers of Bear Creek, that were allocated to Bear Ridge.

b) Working capital of Bear Creek has been allocated entirely to the Trust. Pursuant to the Arrangement, Bear Ridge will be assuming $2 million of the Bear Creek bank debt, accordingly no interest has been calculated during the period. The Bear Ridge bank debt has been eliminated and cash in the amount of $2 million recognized from the expected proceeds to be received from the private placement that will be completed prior to the Arrangement, of 3,404,256 common shares of Bear Ridge at price of $1.175.

c) Depreciation and depletion has been adjusted by $929,000 to reflect the application of the appropriate unit of production rate for the Bear Ridge assets based on the Bear Ridge estimated proved petroleum and natural gas reserves as determined by independent reserve engineers. The asset retirement obligation of $200,000 and accretion of $6,000 has been determined based on the Bear Ridge assets and was estimated on the net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs incurred in future periods. An inflationary rate of three percent and a credit adjusted risk-free rate of seven percent, equal to the rate used by Bear Creek, was used as a discount rate to calculate the fair value of the asset retirement obligation.

d) General and administrative costs, fixed at $15,000 per month, have been allocated to Bear Ridge based on the Technical Services Agreement included in the Plan of Arrangement dated October 26, 2004. Under the Technical Services Agreement, Bear Ridge will be charged a technical services fee to be reviewed quarterly by the Ketch Resources Trust. in respect of the management, development, exploitation and operations of Bear Ridge. No adjustments for other general and administrative costs have been made as they are not reasonably estimable.

e) The provision for income taxes for the nine months ended September 30, 2004 has been calculated using an effective tax rate of 36.0%.

f) The net income per share has been calculated using the number of common shares of Bear Creek, the issuance of 0.2 of a share of Bear Ridge for every Bear Creek share, the issuance of 0.4 share for every Ketch share, and the proposed sale of 3,404,256 Bear Ridge common shares at a price of $1.175 pursuant to the initial private placement as though they had occurred at the beginning of the period. Should Bear Creek and Ketch shareholders elect to take cash, the basic and fully diluted net income per share would be $0.02.

| | Common Shares | |
|---|---|---|
| | Estimated | Equivalent |
| Estimated Bear Creek shares outstanding at the effective date to the Arrangement – including warrants and options | 21,807,606 | |
| Equivalent Bear Ridge Shares at 0.2 | | 4,361,521 |
| Estimated Ketch shares outstanding at the effective date to the Arrangement – including warrants and options | 29,218,262 | |
| Equivalent Bear Ridge Shares at 0.4 | | 11,687,305 |
| | | 16,048,826 |
| Private Placement – preferred shares | | 3,404,256 |
| | | 19,453,082 |

Due to the anti-dilutive effect of the warrants related to the preferred shares, they have not been incorporated into the net income per share calculation.

g) Share capital has been derived as the residual of the net book value of assets and liabilities transferred to Bear Ridge plus the estimated proceeds of the initial private placement of $4.0 million.

# SCHEDULE B

## STATEMENTS OF NET OPERATING INCOME

## OF THE PROPERTIES TO BE TRANSFERRED TO 1142362 ALBERTA LTD.

**STATEMENTS OF NET OPERATING INCOME OF THE PROPERTIES TRANSFERRED TO BE 1142362 ALBERTA LTD.**

| | Nine months Ended | |
|---|---|---|
| | **September 30, 2004** | **September 30, 2003** |
| | **(unaudited)** | |
| Petroleum and natural gas revenue | 1,897,791 | - |
| Royalties | (259,276) | - |
| | 1,638,515 | |
| Operating expenses | (433,171) | |
| Transportation expenses | (6,396) | - |
| Net operating income | 1,198,948 | - |

*See accompanying notes.*

**NOTES TO THE STATEMENTS OF NET OPERATING INCOME OF THE PROPERTIES TO BE TRANSFERRED TO 1142362 ALBERTA LTD. NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003.**

## 1. Basis of Presentation

Pursuant to a proposed arrangement to convert Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") from company's focused on oil and natural gas exploration and production into three new entities (i) 1142362 Alberta Ltd. ("Bear Ridge") a public corporation concentrating on the exploration and development of oil and natural gas reserves; (ii) Kereco Energy Ltd. a public corporation concentrating on the exploration and development of oil and natural gas reserves and (iii) Ketch Resources Trust (the "Trust"), a trust entity which is designed to distribute to its unitholders a substantial portion of cash from operations generated by mature lower-risk producing assets of Ketch's and Bear Creek's. Pursuant to the proposed Arrangement, Bear Creek will transfer interests in certain oil and natural gas properties to Bear Ridge.

The statements of net operating income have been derived from financial information provided by Bear Creek and relates only to the properties that will be transferred to Bear Ridge.

Net operating income which are directly related to the properties to be transferred to Bear Ridge are based on the revenues earned and royalties, operating expenses and transportation expenses incurred by Bear Creek and commencing with the date these properties were acquired by Bear Creek. These statements do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation , and asset retirement obligations.

During 2003 Bear Creek performed exploration activities on a portion of the assets being transferred to Bear Ridge. There is no inclusion of net operating income for any period prior to 2004 as there were no operational activities on the properties to be transferred to Bear Ridge and as such no operations to audit prior to 2004.

## 2. Significant Accounting Policies

**Petroleum and natural gas revenue**

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser.

**Operating expenses**

Operating expenses include all costs related to the lifting, gathering and processing transportation of crude oil and natural gas and related products.

**Transportation expenses**

Transportation expenses include all costs related to the transportation of crude oil and natural gas and related products.

# SCHEDULE C

# BALANCE SHEET

# OF

# 1142362 ALBERTA LTD.

**AUDITORS' REPORT**

To the Directors of 1142362 Alberta Ltd.:

We have audited the balance sheet of 1142362 Alberta Ltd. as at December 14, 2004. This financial statement is the responsibility of the management of 1142362 Alberta Ltd. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of 1142362 Alberta Ltd. as at December 14, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 17, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

**1142362 ALBERTA LTD.**

**BALANCE SHEET**
**As at December 14, 2004**

| | |
|---|---|
| **Assets** | |
| Current assets | |
| Cash | $ 1 |
| | $ 1 |
| **Shareholder's Equity** | |
| Share capital | $ 1 |
| | $ 1 |

*See accompanying notes*

On behalf of the Board:

(signed) *"Russell J. Tripp"*
Russell J. Tripp
Director

**1142362 ALBERTA LTD.**

**NOTES TO FINANCIAL STATEMENT**

**1. Incorporation and Financial Presentation**

1142362 Alberta Ltd. was incorporated pursuant to the *Business Corporations Act* (Alberta) on December 14, 2004. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

**2. Share Capital**

*Authorized*

An unlimited number of voting common shares.
An unlimited number of voting Class "A" common shares.
An unlimited number of non-voting Class "B" common shares.
An unlimited number of preferred shares, issuable in series.
*An unlimited number of preferred shares, series 1*

*Issued*

| Class A Common Shares | **# Shares** | **Amount** |
|---|---|---|
| Issued on initial organization on December 14, 2004 | 1 | $ 1 |
| Balance as of December 14, 2004 | 1 | $ 1 |

**3. Subsequent Event**

Coincident with the Plan of Arrangement involving Ketch Resources Ltd. ("Ketch") and Bear Creek Ltd., 1142362 Alberta Ltd. or 1142356 Alberta Ltd. (depending upon whether the terms of the terms of the Bear Ridge Come-along Agreement becomes effective) will continue as Bear Ridge Resources Ltd. and will acquire certain assets from Bear Creek and will engage in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. Bear Ridge will assume all liabilities, including environmental liabilities, relating to the transferred assets. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by mid January 2005.

**SCHEDULE D**

**BALANCE SHEET**

**OF**

**1142356 ALBERTA LTD.**

**AUDITORS' REPORT**

To the Directors of 1142356 Alberta Ltd.:

We have audited the balance sheet of 1142356 Alberta Ltd. as at December 14, 2004. This financial statement is the responsibility of the management of 1142356 Alberta Ltd. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of 1142356 Alberta Ltd. as at December 14, 2004 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
December 17, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

**1142356 ALBERTA LTD.**

**BALANCE SHEET**
**As at December 14, 2004**

| | |
|---|---|
| **Assets** | |
| Current assets | |
| Cash | $ 1 |
| | $ 1 |
| **Shareholder's Equity** | |
| Share capital | $ 1 |
| | $ 1 |

*See accompanying notes*

On behalf of the Board:

(signed) *"Scott Marshall"*
Scott Marshall
Director

**1142356 ALBERTA LTD.**

**NOTES TO FINANCIAL STATEMENT**

**1. Incorporation and Financial Presentation**

1142356 Alberta Ltd. was incorporated pursuant to the *Business Corporations Act* (Alberta) on December 14, 2004. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

**2. Share Capital**

*Authorized*

An unlimited number of voting common shares.
An unlimited number of voting Class "A" common shares.
An unlimited number of non-voting Class "B" common shares.
An unlimited number of preferred shares, issuable in series.
*An unlimited number of preferred shares, series 1*

*Issued*

| Class A Common Shares | # Shares | Amount |
|---|---|---|
| Issued on initial organization on December 14, 2004 | 1 | $ 1 |
| Balance as of December 14, 2004 | 1 | $ 1 |

**3. Subsequent Event**

Coincident with the Plan of Arrangement involving Ketch Resources Ltd. ("Ketch") and Bear Creek Ltd., 1142362 Alberta Ltd. or 1142356 Alberta Ltd. (depending upon whether the terms of the terms of the Bear Ridge Come-along Agreement becomes effective) will continue as Bear Ridge Resources Ltd. and will acquire certain assets from Bear Creek and will engage in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. Bear Ridge will assume all liabilities, including environmental liabilities, relating to the transferred assets. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by mid January 2005.

## APPENDIX H

## INFORMATION CONCERNING KERECO ENERGY LTD.

## TABLE OF CONTENTS

## NOTICE TO READER

**Unless otherwise indicated, the disclosure in this Appendix has been prepared assuming that that the transactions contemplated by the Kereco Come-Along Agreement and the Arrangement are implemented and that Kereco has acquired the Kereco Assets. Unless otherwise defined herein, all capitalized words and phrases used in this Appendix have the meaning given to such words and phrases in the *"Glossary of Terms"* and *"Abbreviations and Conversions"* contained in the Information Circular.**

## INFORMATION CONCERNING KERECO ENERGY LTD.

### General

Pursuant to the Arrangement, Ketch Shareholders will receive: (i) 1.0 Trust Unit, (ii) 0.4 of a Kereco Common Share or $1.06 in cash, and (iii) 0.4 of a Bear Ridge Common Share or $0.48 in cash for each Ketch Common Share owned and Bear Creek Shareholders will receive: (i) 0.5 of a Trust Unit, (ii) 0.2 of a Kereco Common Share or $0.54 in cash, and (iii) 0.2 of a Bear Ridge Common Share or $0.245 in cash for each Bear Creek Common Share owned. For further information on the Arrangement, see the section in the Information Circular entitled "*The Arrangement*".

### Kereco Energy Ltd.

Kereco will be organized pursuant to the provisions of the ABCA and will either be a newly formed corporation with no assets or liabilities, if the Kereco Come-Along Agreement is not consummated, or the corporation resulting from the amalgamation of 909612 and 911150 and another corporation prior to the Effective Date if the Kereco Come-Along Agreement is consummated.

909612 was incorporated under the ABCA on December 8, 2000. 909612 was in the pipe coating business. Its operations were not successful and its parent publicly announced the discontinuance of its business on May 28, 2002 and this process was completed in February of 2003. 909612 does not have any subsidiaries. The audited consolidated balance sheets of 909612 as at September 30, 2004, December 31, 2003 and December 31, 2002 and the audited consolidated statements of loss and statements of deficit for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002 are attached to the Appendix as Schedule C. The head and registered office of 909612 is located at 10102-114, Fort Saskatchewan, Alberta T8L 3W4.

911150 was incorporated under the ABCA on April 2, 1998. 911150 was established for the manufacture and sale of chemical products and sold its chemical business and has had no substantive activity since December of 2000. 911150 does not have any subsidiaries. The audited consolidated balance sheets of 911150 as at September 30, 2004, December 31, 2003 and December 31, 2002 and the audited consolidated statements of loss and statements of deficit for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002 are attached to the Appendix as Schedule C. The head and registered office of 911150 is located at 10102-114, Fort Saskatchewan, Alberta T8L 3W4.

Following the Arrangement, the head and principal office of Kereco will be located at 1100, 530 – 8th Avenue S.W., Calgary, Alberta, T2P 3S8 and its registered office will be located at 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

### The Kereco Come-Along Agreement

On December 15, 2004 Ketch and Bear Creek entered into the Kereco Come-Along Agreement with 909612 and 911150, the shareholder of 909612 and 911150 and Kereco Finco. Pursuant to the terms of the Kereco Come-Along Agreement, if certain conditions are satisfied, 909612 and 911150 agreed to participate in the Arrangement, as amended, and Kereco Finco agreed to complete the Kereco Initial Private Placement.

The participation of Kereco in the Arrangement is subject to a number of conditions including the conditions precedent set forth in the Arrangement Agreement being satisfied or waived by Ketch and Bear Creek, Kereco

reorganizing its capital and amending its articles and other customary closing conditions. Completion of the transactions contemplated by the Kereco Come-Along Agreement is not a condition to completion of the Arrangement. In the event the transactions contemplated by the Kereco Come-Along Agreement do not occur, Ketch and Bear Creek intend to proceed with the Arrangement with a substituted party to replace Kereco. It is expected that this substituted party for Kereco would have no material assets or liabilities and would only have a nominal number of Kereco Common Shares issued immediately prior to the Effective Time. The effect of Kereco not participating in the Arrangement is that Kereco would have 1,538,646 less Kereco Common Shares outstanding, S1 million less cash and $50 million less tax pools and losses.

If the terms and conditions of the Kereco Come-Along Agreement are satisfied, 909612 and 911150 will participate in the Plan of Arrangement, by amalgamating to become Kereco prior to the Effective Time.

**Kereco Following Completion of the Arrangement**

Kereco will receive certain of Ketch's producing assets and undeveloped lands in the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties pursuant to the Arrangement. These interests are expected to produce approximately 1,300 boe/d in 2005, comprised of 7.4 mmcf/d of natural gas and 85 bbls/d of crude oil and liquids, based on an initial capital program of $18 million. Kereco will also contain approximately 58,500 net acres of undeveloped land and an inventory of approximately 50 drilling locations. A minor portion of the conveyed assets and properties may be subject to a preferential right of purchase or similar restriction. Kereco will assume all abandonment, reclamation environmental obligations in respect of the assets conveyed to it. See "*Statement of Reserves Data and Other Oil and Gas Information*" in this Appendix. At closing, Kereco will have $2 million of net debt prior to taking into account the $6 million of cash received in the Kereco Initial Private Placement and prior to capital spending on the Kereco Assets to closing, an attractive tax horizon with approximately $95 million in tax pools and approximately 17.6 million Kereco Common Shares, 2.3 million Kereco Non-Voting Shares and 1.9 million Kereco Warrants outstanding.

The Schedule of Net Operating Income of the Kereco Assets for the nine months ended September 30, 2004 and September 30, 2003 and the financial years ended December 31, 2003 and 2002 is contained in Schedule B of this Appendix. The following information should be read in conjunction with the Schedule of Net Operating Income including the notes thereto. The statement is summarized in the following table.

**Kereco Assets**
**Schedule of Net Operating Income**

| | **Nine Months Ended Sept ember 30,** | | **Year Ended December 31,** | |
|---|---|---|---|---|
| | **2004** | **2003** | **2003** | **2002** |
| | (unaudited) | | | |
| ($000's) | | | | |
| Production revenue | 9,439 | 4,670 | 6,634 | 3,150 |
| Royalties | (3,262) | (1,283) | (2,097) | (1,085) |
| Operating expenses | (2,009) | (739) | (1,148) | (425) |
| Transportation expenses [(1)] | (169) | (105) | (145) | (142) |
| Net operating income | 3,999 | 2,543 | 3,244 | 1,498 |

Note:

(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes to a third party.

Kereco will be managed by the current executives of Ketch and will be led by Grant Fagerheim as Chief Executive Officer. In addition to Mr. Fagerheim, the Board of Directors will include Daryl Birnie, C. Keith Caldwell, J. Paul Charron, Barry M. Heck, Gerry Romanzin and Grant Zawalsky. See "*Directors and Officers*" in this Appendix.

Kereco will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement.

Kereco has made application for the conditional listing of the Kereco Common Shares to be issued in connection with the Arrangement. Listing will be subject to Kereco fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. **Conditional listing approval has not yet been obtained and there can be no assurance that the Kereco Common Shares or Bear Ridge Common Shares will be listed on the TSX or any other stock exchange. If the listing of the Trust Units, the Bear Ridge Common Shares or the Kereco Common Shares on the TSX is not approved, Ketch and Bear Creek may consider another listing or may decide not to proceed with the Arrangement.** See "*The Arrangement – Stock Exchange Listings*" in the Information Circular.

Following the completion of the Arrangement, and assuming that the transactions contemplated by the Kereco Come-Along Agreement are completed, 16,048,826 of the Kereco Common Shares will be owned by Securityholders and 1,538,646 of the Kereco Common Shares will be held by the former shareholders of Kereco. The placees under the Kereco Initial Private Placement will hold 2,307,693 Kereco Non-Voting Shares and 1,920,000 Kereco Warrants. See *"Background to and Reasons for the Arrangement"*, *"Effect Of The Arrangement – Details Of The Arrangement"* and *"Effect Of The Arrangement – Interests of Certain Persons in the Matters to be Acted Upon"* in the Information Circular.

## BUSINESS AND PROPERTIES OF KERECO

### Stated Business Objectives

The business plan of Kereco will be to focus on the generation of profitable growth, measured by per share growth in production, proved reserves and cash flow from operations. To accomplish this, Kereco will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves, otherwise referred to as organic growth. Kereco will target areas and prospects that it believes can result in meaningful reserve and production additions.

Kereco's strategy will be to initially focus on the exploration and development drilling of prospects transferred to it along with the Balsam, Blair Creek, East Camrose and Valhalla/Progress properties. Kereco also intends to focus on expanding its existing asset base through crown land sales, farm-ins, farm-outs and strategic acquisitions where it believes further exploration, exploitation and development opportunities exist. New areas will also be developed based on the following criteria: corporate skills, experience, fit with existing asset base and the potential to add shareholder value. Kereco's activities will be directed predominantly towards natural gas and light oil prone prospects.

Kereco will internally generate exploration and development opportunities, many of them with multi-zone potential, and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures. To achieve sustainable and profitable growth, Kereco will focus on what it can control, which management of Kereco believes are: a) input costs, be they capital, operating, interest or general and administrative; b) the timing of its expenditures through maintaining operatorship on its properties wherever possible; and c) minimizing competition within its geographic areas of interest through maximization of its working interest ownership. While Kereco believes that it will have the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "*Risk Factors*" in this Appendix.

The Board of Directors of Kereco may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

### Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Kereco will be required to compete with a substantial number of other corporations which may have greater technical or financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Management believes that Kereco will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Kereco will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce to acceptable levels the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

## STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated October 1, 2004. The effective date of the Statement is October 1, 2004 and the preparation date of the Statement is November 8, 2004.

### Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ in the Kereco Engineering Report dated November 8, 2004 and effective October 1, 2004. The Reserves Data summarizes the oil, liquids and natural gas reserves of Kereco and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. Ketch engaged GLJ to provide an evaluation of the Kereco proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

**All evaluations of future revenue are after the deduction of future income tax expenses (unless otherwise noted in the tables) royalties, development costs, production costs and well abandonment costs but before consideration of indirect costs such as administrative, overhead and other miscellaneous expenses. The estimated future net revenue contained in the following tables does not necessarily represent the fair market value of Kereco's reserves. There is no assurance that the forecast price and cost assumptions contained in the Kereco Engineering Report will be attained and variances could be material. Other assumptions and qualifications relating to costs and other matters are summarized in the notes to the following tables. The recovery and reserves estimates on Kereco's properties described herein are estimates only. The actual reserves on Kereco's properties may be greater or less than those calculated.**

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Reserve Data and Other Information in Form 51-101F3 are included in Appendix N to the Information Circular.

All of Kereco's reserves are in Canada and, specifically, in the Provinces of Alberta and British Columbia. Kereco does not have any heavy oil reserves.

## SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF OCTOBER 1, 2004 CONSTANT PRICES AND COSTS

| | Light And Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| Reserves Category | Gross (mbbls) | Net (mbbls) | Gross (mmcf) | Net (mmcf) | Gross (mbbls) | Net (mbbls) |
| Proved Developed Producing | - | - | 3,676 | 2,663 | 12 | 8 |
| Proved Developed Non-Producing | 82 | 64 | 2,754 | 2,042 | 73 | 58 |
| Proved Undeveloped | 174 | 144 | 1,922 | 1,357 | 54 | 41 |
| Total Proved | 256 | 208 | 8,352 | 6,062 | 139 | 107 |
| Probable | 148 | 119 | 3,982 | 2,916 | 102 | 81 |
| Total Proved Plus Probable | 404 | 327 | 12,334 | 8,978 | 241 | 188 |

| | Net Present Values Of Future Net Revenue | | | |
|---|---|---|---|---|
| | Before Income Taxes Discounted At (%/year) | | After Income Taxes Discounted At (%/year) | |
| Reserves Category | *0* ($000) | *10* ($000) | *0* ($000) | *10* ($000) |
| Proved Developed Producing | 10,221 | 8,563 | 10,221 | 8,563 |
| Proved Developed Non-Producing | 14,202 | 9,752 | 14,202 | 9,752 |
| Proved Undeveloped | 13,924 | 9,525 | 13,924 | 9,525 |
| Total Proved | 38,347 | 27,840 | 38,347 | 27,840 |
| Probable | 21,869 | 13,278 | 21,869 | 13,278 |
| Total Proved Plus Probable | 60,216 | 41,118 | 60,216 | 41,118 |

## TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF OCTOBER 1, 2004 CONSTANT PRICES AND COSTS

| Reserves Category | Revenue ($000) | Royalties ($000) | Operating Costs ($000) | Development Costs ($000) | Abandonment and Reclamation Costs ($000) | Future Net Revenue Before Income Taxes ($000) | Future Income Taxes ($000) | Future Net Revenue After Future Income Taxes ($000) |
|---|---|---|---|---|---|---|---|---|
| Proved | 68,861 | 16,222 | 10,539 | 3,180 | 573 | 38,347 | - | 38,347 |
| Proved Plus Probable | 105,071 | 24,520 | 14,761 | 4,948 | 626 | 60,216 | - | 60,216 |

## FUTURE NET REVENUE BY PRODUCTION GROUP AS OF OCTOBER 1, 2004 CONSTANT PRICES AND COSTS

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year)[1] ($000) |
|---|---|---|
| Proved | Natural Gas (including by-products but excluding solution gas from oil wells) | 27,840 |
| Proved Plus Probable | Natural Gas (including by-products but excluding solution gas from oil wells) | 41,118 |

Note:

(1) Future net revenue for light and medium crude oil (including solution gas and other by-products) is not material and has been included with natural gas.

## SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF OCTOBER 1, 2004 FORECAST PRICES AND COSTS

| | Light and Medium Oil | | Natural Gas | | Natural Gas Liquids | |
|---|---|---|---|---|---|---|
| Reserves Category | Gross (mbbls) | Net (mbbls) | Gross (mmcf) | Net (mmcf) | Gross (mbbls) | Net (mbbls) |
| Proved Developed Producing | - | - | 3,652 | 2,645 | 12 | 8 |
| Proved Developed Non-Producing | 82 | 65 | 2,754 | 2,042 | 72 | 58 |
| Proved Undeveloped | 174 | 144 | 1,922 | 1,357 | 54 | 41 |
| Total Proved | 256 | 209 | 8,328 | 6,044 | 138 | 107 |
| Probable | 148 | 121 | 3,974 | 2,911 | 103 | 81 |
| Total Proved Plus Probable | 404 | 330 | 12,302 | 8,955 | 241 | 188 |

| | Net Present Values Of Future Net Revenue | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Before Income Taxes Discounted At (%/year) | | | | | After Income Taxes Discounted at (%/year) | | | | |
| Reserves Category | 0 ($000) | 5 ($000) | 10 ($000) | 15 ($000) | 20 ($000) | 0 ($000) | 5 ($000) | 10 ($000) | 15 ($000) | 20 ($000) |
| Proved Developed Producing | 12,222 | 11,230 | 10,414 | 9,731 | 9,149 | 12,222 | 11,230 | 10,414 | 9,731 | 9,149 |
| Proved Developed Non-Producing | 12,570 | 10,553 | 9,113 | 8,042 | 7,218 | 12,570 | 10,553 | 9,113 | 8,042 | 7,218 |
| Proved Undeveloped | 10,540 | 8,810 | 7,526 | 6,538 | 5,758 | 10,540 | 8,810 | 7,526 | 6,538 | 5,758 |
| Total Proved | 35,332 | 30,593 | 27,053 | 24,311 | 22,125 | 35,332 | 30,593 | 27,053 | 24,311 | 22,125 |
| Probable | 18,504 | 14,431 | 11,762 | 9,910 | 8,559 | 18,504 | 14,431 | 11,762 | 9,910 | 8,559 |
| Total Proved Plus Probable | 55,836 | 45,024 | 38,815 | 34,221 | 30,684 | 55,836 | 45,024 | 38,815 | 34,221 | 30,684 |

**TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF OCTOBER 1, 2004
FORECAST PRICES AND COSTS**

| Reserves Category | Revenue ($000) | Royalties ($000) | Operating Costs ($000) | Development Costs ($000) | Abandonment and Reclamation Costs ($000) | Future Net Revenue Before Income Taxes ($000) | Future Income Taxes ($000) | Future Net Revenue After Future Income Taxes ($000) |
|---|---|---|---|---|---|---|---|---|
| Proved | 66,870 | 16,449 | 11,239 | 3,210 | 640 | 35,332 | - | 35,332 |
| Proved Plus Probable | 99,701 | 24,179 | 15,963 | 5,004 | 719 | 53,836 | - | 53,836 |

**FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF OCTOBER 1, 2004
FORECAST PRICES AND COSTS**

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year)[1] ($000) |
|---|---|---|
| Proved Reserves | Natural Gas (including by-products but excluding solution gas from oil wells) | 27,053 |
| Proved Plus Probable | Natural Gas (including by-products but excluding solution gas from oil wells) | 38,815 |

Note:

(1) Future net revenue for light and medium crude oil (including solution gas and other by-products) is not material and has been included with natural gas.

Notes:

(1) Columns may not add due to rounding.

(2) "**Gross**" means Kereco's total working interest reserves before royalties owned by others and without including any royalty interest owned by Kereco.

"**Net**" means Kereco's total working interest reserves and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Kereco Engineering Report operating costs are assumed to escalate at 1.5 percent per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2004 are as follows.

**SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS**
**AS OF OCTOBER 1, 2004**
**FORECAST PRICES AND COSTS**

| | OIL | | | | NATURAL GAS | EDMONTON LIQUIDS PRICES | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | Cromer Medium 29.3° API ($Cdn/bbl) | AECO Gas Price ($Cdn/mbtu) | Propane ($Cdn/bbl) | Butane ($Cdn/bbl) | Pentanes Plus ($Cdn/bbl) | INFLATION RATES[a] %/Year | EXCHANGE RATE[b] ($US/$Cdn) |
| Forecast | | | | | | | | | | |
| 2004 | 46.00 | 58.50 | 35.50 | 52.75 | 6.90 | 37.50 | 41.50 | 59.00 | 1.5 | 0.770 |
| 2005 | 40.00 | 51.00 | 34.50 | 46.00 | 7.00 | 32.75 | 36.25 | 51.50 | 1.5 | 0.770 |
| 2006 | 36.00 | 46.00 | 30.75 | 41.50 | 6.70 | 29.50 | 32.75 | 46.50 | 1.5 | 0.770 |
| 2007 | 33.00 | 42.00 | 27.75 | 37.75 | 6.35 | 27.00 | 29.75 | 42.50 | 1.5 | 0.770 |
| 2008 | 32.00 | 40.75 | 27.00 | 36.75 | 6.10 | 26.00 | 29.00 | 41.25 | 1.5 | 0.770 |
| 2009 | 31.00 | 39.50 | 26.00 | 35.50 | 5.90 | 25.25 | 28.00 | 40.00 | 1.5 | 0.770 |
| 2010 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2011 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2012 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2013 | 30.50 | 38.75 | 25.50 | 34.75 | 5.85 | 24.75 | 27.50 | 39.25 | 1.5 | 0.770 |
| 2014 | 31.00 | 39.25 | 26.00 | 35.25 | 5.90 | 25.00 | 27.75 | 39.75 | 1.5 | 0.770 |
| 2015+ | +1.5%/yr | +1.5%/yr | +1.5%/yr | +1.5%/yr | +1.5%/yr | +1.5%/yr | +1.5%/yr | +1.5%/yr | 1.5 | 0.770 |

Notes:
(a) Inflation rates for forecasting prices and costs.
(b) Exchange rates used to generate the benchmark reference prices in this table.

(4) Future net revenue is attributed to product group based on each field's primary producing product. All of Kereco's properties are primarily gas. Oil stream future net revenue has been estimated based on its relative reserves and assuming an equivalent product netback.

(5) Weighted average historical prices realized by Ketch with respect to the Kereco Assets for the nine month period ended September 30, 2004, were $6.42/mcf for natural gas, $41.01/bbl for crude oil and NGLs. Prices are net of transportation to correspond with the reserve report presentation.

(6) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Kereco Engineering Report. Product prices were not escalated beyond September 30, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

**SUMMARY OF PRICING ASSUMPTIONS**
**AS OF OCTOBER 1, 2004**
**CONSTANT PRICES AND COSTS**

| | OIL | | | | NATURAL GAS | EDMONTON LIQUID PRICES | | | |
|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | Cromer Medium 29.3° API ($Cdn/bbl) | AECO Gas Price ($Cdn/MMbtu) | Propane ($Cdn/bbl) | Butane ($Cdn/bbl) | Pentanes Plus ($Cdn/bbl) | EXCHANGE RATE ($US/$Cdn) |
| 2004 | 49.64 | 66.62 | 43.62 | 60.87 | 5.64 | 45.62 | 49.62 | 67.37 | 0.7912 |

(7) All of the proved producing reserves evaluated in the Kereco Engineering Report were on production at October 1, 2004.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Kereco Engineering Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted.

(9) ARTC is not included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. Kereco will not qualify for ARTC except for any future wells drilled in Alberta.

(10) Estimated future abandonment and reclamation costs have been taken into account by GLJ in determining the aggregate future net revenue attributed to a property.

## Additional Information Relating to Reserves Data

### *Undeveloped Reserves*

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Kereco Assets in the most recent five financial years and, in the aggregate, before that time.

*Proved Undeveloped Reserves*

| Year | Light and Medium Oil (mbbl) | Natural Gas (mmcf) | Natural Gas Liquids (mbbl) | mboe |
|---|---|---|---|---|
| Prior thereto | | | | |
| 1999 | n/a | n/a | n/a | n/a |
| 2000 | n/a | n/a | n/a | n/a |
| 2001 | n/a | n/a | n/a | n/a |
| 2002 | 0 | 157 | 0 | 26 |
| 2003 | 173 | 1,922 | 54 | 547 |

*Probable Undeveloped Reserves*

| Year | Light and Medium Oil (mbbl) | Natural Gas (mmcf) | Natural Gas Liquids (mbbl) | mboe |
|---|---|---|---|---|
| Prior thereto | | | | |
| 1999 | n/a | n/a | n/a | n/a |
| 2000 | n/a | n/a | n/a | n/a |
| 2001 | n/a | n/a | n/a | n/a |
| 2002 | 0 | 494 | 2 | 84 |
| 2003 | 101 | 108 | 2 | 121 |

*Significant Factors or Uncertainties*

The process of evaluating reserves is inherently complex. It requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change. The reserve estimates contained herein are based on current production forecasts, geological evaluation, engineering data, prices and economic conditions. The reserves associated with the Kereco Assets have been evaluated by GLJ, an independent engineering firm. These factors and assumptions include among others: (i) historical production in the area compared with production rates from analogous producing areas; (ii) initial production rates; (iii) production decline rates; (iv) ultimate recovery of reserves; (v) success of future development activities; (vi) marketability of production; (vii) effects of government regulations; and (viii) other government levies imposed over the life of the reserves.

As circumstances change and additional data becomes available, reserve estimates also change. Estimates are reviewed and revised, either upward or downward, as warranted by the new information. Revisions are often required due to changes in well performance, prices, economic conditions and governmental restrictions. Revisions to reserve estimates can arise from changes in year-end prices, reservoir performance and geologic conditions or production. These revisions can be either positive or negative.

The evaluated oil and gas properties to be acquired by Kereco pursuant to the Arrangement have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and gas producing company.

*Future Development Costs*

The following table sets forth development costs deducted in the estimation of Kereco's future net revenue attributable to the reserve categories noted below.

| | Forecast Prices and Costs | | | | Constant Prices and Costs | |
|---|---|---|---|---|---|---|
| Year | Proved Reserves | | Proved Plus Probable Reserves | | Proved Reserves | |
| | 0% | 10% | 0% | 10% | 0% | 10% |
| 2004 | 2,470 | 2,435 | 2,470 | 2,435 | 2,470 | 2,435 |
| 2005 | 533 | 478 | 2,327 | 2,085 | 525 | 470 |
| 2006 | - | - | - | - | - | - |
| 2007 | - | - | - | - | - | - |
| 2008 | - | - | - | - | - | - |
| Thereafter | 207 | 129 | 207 | 193 | 185 | 119 |
| Total | 3,210 | 3,042 | 5,004 | 4,713 | 3,180 | 3,024 |

Ketch expects to fund its future development capital from internally generated cash flow

## Other Oil and Gas Information

*Oil and Gas Properties*

The following is a description of Kereco's principal oil and natural gas properties on production or under development as at September 30, 2004. The term "net", when used to describe Kereco's share of production, means the total of Kereco's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at October 1, 2004, based on forecast cost and price assumptions (gross) as evaluated in the Kereco Engineering Report (see "*Statement Of Reserves Data And Other Oil And Gas Information*" above). Unless otherwise specified, gross and net acres and well count information are as at September 30, 2004. Information in respect of current production is average production, net to Kereco, for the month of October, 2004, except where otherwise indicated.

***Description of the Principal Oil and Gas Properties***

The following is a description of the oil and natural gas properties in which Kereco will have an interest following the completion of the Arrangement.

*Progress, Alberta*

Progress is located in the Peace River Arch and was acquired by Ketch as a result of the Plan of Arrangement with Acclaim Energy Trust ("Acclaim") in October 2002. For the month ended September 30, 2004, Ketch produced 360 boe/d from this area and the area is currently producing 550 boe/d with 25 boe/d behind pipe. As of September 30, 2004, 794 mboe of proved reserves and 1,074 mboe of proved plus probable were booked for the area by GLJ in the Kereco Engineering Report and the undeveloped land holdings for the same time period was 22,065 gross (16,053 net to Ketch) acres. In the nine months ended September 30, 2004, Ketch drilled 5.0 (2.2 net to Ketch) wells in the area resulting in 2 gas wells, 2 oil wells and 1 dry hole. Ketch currently has 5 producing wells in Progress.

*Camrose East, Alberta*

Ketch acquired this property as part of the Gauntlet Energy Corporation ("Gauntlet") acquisition in December 2003. The area currently encompasses Townships 46-50 and Ranges 21-23.

For the month ended September 30, 2004, Ketch produced 300 boe/d from this area. As of September 30, 2004, 253 mboe of proved reserves and 316 mboe of proved plus probable were booked for the area by GLJ in the Kereco Engineering Report and the undeveloped land holding for the same time period was 9,149 gross (8,408 net to Ketch) acres. In the nine months ended September 30, 2004, Ketch drilled 3.0 (3.0 net to Ketch) wells resulting in 2 gas wells and 1 dry hole. Ketch currently has 17 producing wells in Camrose East.

*British Columbia*

The exploration and development of this area began as a farmin in 2003. In 2004, Ketch increased its undeveloped land holding through land sales and the acquisition of a partner's working interest.

As of September 30, 2004, this property was not producing, however there is 225 boe/d behind pipe which is expected to be on-stream by the end of the year. As of September 30, 2004, 738 mboe of proved reserves and 1,310 mboe of proved plus probable were booked for the area by GLJ in the Kereco Engineering Report and the undeveloped land holding for the same time period was 8,493 gross (5,982 net to Ketch) acres. In the nine months ended September 30, 2004, Ketch drilled 1.0 (0.7 net to Ketch) successful gas well.

***Oil And Gas Wells***

The following table sets forth the number and status of wells in which Kereco is expected to have a working interest upon completion of the Arrangement. The stated interests are subject to land owners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

| | **Oil Wells** | | | | **Natural Gas Wells** | | | |
|---|---|---|---|---|---|---|---|---|
| | **Producing** | | **Non-Producing** | | **Producing** | | **Non-Producing** | |
| | **Gross[(1)]** | **Net[(2)]** | **Gross[(1)]** | **Net[(2)]** | **Gross[(1)]** | **Net[(2)]** | **Gross[(1)]** | **Net[(2)]** |
| Alberta | - | - | 1 | 0.2 | 22 | 18.8 | 25 | 17.0 |
| British Columbia | - | - | - | - | 1 | 0.5 | 2 | 1.5 |
| Total | - | - | 1 | 0.2 | 23 | 19.3 | 27 | 18.5 |

Notes:

(1) "Gross" wells are defined as the total number of wells in which Kereco will have an interest.

(2) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Kereco's expected percentage working interest therein.

*Properties With No Attributable Reserves*

The undeveloped land position with respect to the Kereco Assets at September 30, 2004 consisted of:

| Undeveloped Acres | Gross | Net |
|---|---|---|
| Alberta | 76,173 | 53,007 |
| British Columbia | 8,493 | 5,982 |
| Total | 84,666 | 58,989 |

Ketch expects that rights to explore, develop and exploit 2,560 net acres of the undeveloped land holdings with respect to the Kereco Assets may expire by December 31, 2005.

The Kereco Assets will include a commitment to drill 3 new farm-in wells. In total these work commitments will amount to an estimated capital expenditure of $4.0 million.

*Forward Contracts*

Kereco will not be bound by any agreement (including a transportation agreement), directly or through an aggregator, under which it may be precluded from fully realizing, or may be protected from the full effect of, future market prices for oil or gas. Kereco may use financial instruments in the future to reduce corporate risk in certain situations. See "*Selected Consolidated Financial Information and Management's Discussion and Analysis – Liquidity and Capital Resources*" in this Appendix.

*Abandonment and Reclamation Costs*

The following table discloses the abandonment and reclamation costs of the proven and probable Kereco Assets anticipated as at September 30, 2004, calculated both undiscounted and at a 10 percent discount rate with a portion thereof anticipated to be paid in each of the next three years.

| | Abandonment and Reclamation Costs escalated at 1.5% Undiscounted ($000) | Abandonment and Reclamation Costs Escalated at 1.5% Discounted at 10% ($000) |
|---|---|---|
| Total as at September 30, 2004 | 719 | 345 |
| Anticipated to be paid in 2004 (last 3 months) | - | - |
| Anticipated to be paid in 2005 | 61 | 58 |
| Anticipated to be paid in 2006 | 33 | 29 |

Kereco will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow.

Kereco currently estimates that the future environmental and reclamation obligations net of salvage value in respect of the Kereco Assets will aggregate approximately $719,000 escalated at 1.5 percent per year. All of this amount has been reflected in the disclosed Reserves Data.

Ketch estimates the costs to abandon and reclaim all Kereco's shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Ketch's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on management's prior experience in the areas and the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Abandonment and reclamation costs have been estimated over approximately a 20 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves. Kereco estimates that future salvage recovery on facilities is expected to exceed future abandonment costs on those facilities. As at September 30, 2004, Kereco expected to incur reclamation and abandonment costs in respect of 23 wells (net) comprising the Kereco Assets.

*Tax Horizon*

The income taxes deducted in the calculation of future net revenue above assumes a blow-down scenario whereby Kereco produces out its existing reserves. Under this scenario, Kereco will not be taxable.

Ketch forecasts that Kereco's tax horizon assuming a continuing business model whereby it reinvests cash flow at historic capital efficiencies in order to achieve minimum production and reserve growth. Under this scenario, Kereco will not be in a taxable position. This result is dependent upon commodity prices and capital spending levels.

*Costs Incurred*

The following summarizes the capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by Ketch with respect to the Kereco Assets for the nine months ended September 30, 2004 and the year ended December 31, 2003.

| Expenditure | Nine Months Ended September 30, 2004 | Year Ended December 31, 2003 |
|---|---|---|
| | ($000's) | ($000's) |
| Property acquisition costs – Unproved properties [1] | 848 | 537 |
| Property acquisition costs – Proved properties | 764 | - |
| Exploration costs [2] | 1,383 | 127 |
| Development costs [3] | 8,009 | 4,393 |
| | 11,004 | 5,057 |

Notes:
(1) Cost of land acquired and non-producing lease rentals on those lands.
(2) Geological and geophysical capital expenditures and drilling costs for exploration wells.
(3) Development and costs include equipping, tie-in and facility costs for all wells.

*Exploration and Development Activities*

The following table sets forth the gross and net development wells in which Ketch participated during the nine months ended September 30, 2004 with respect to the Kereco Assets. Ketch did not participate in any exploratory wells during the period.

| | Development Wells | |
|---|---|---|
| | Gross[1] | Net[2] |
| Light and Medium Oil | 2 | 0.9 |
| Natural Gas | 5 | 3.7 |
| Service | - | - |
| Dry | 2 | 1.5 |
| Total | 9 | 6.1 |

Notes:
(1) "**Gross**" wells are defined as the total number of wells in which Kereco will have an interest.
(2) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Kereco's expected percentage working interest therein.

The following table sets forth the gross and net exploratory and development wells in which Ketch participated during the year ended December 31, 2003 with respect to the Kereco Assets. Ketch did not participate in any exploratory wells during the period.

| | Development Wells | |
|---|---|---|
| | Gross[(1)] | Net[(2)] |
| Light and Medium Oil | - | - |
| Natural Gas | 3 | 2.5 |
| Service | - | - |
| Dry | - | - |
| Total | 3 | 2.5 |

Notes:

(1) "**Gross**" wells are defined as the total number of wells in which Kereco will acquire an interest.

(2) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Kereco's percentage working interest to be acquired by Kereco.

For details on the important current and likely exploration and development activities during 2004, see *"Statement of Reserves Data and Other Oil and Gas Information"* in this Appendix.

***Production Estimates***

The following table sets out the volume of production estimated for the Kereco Assets from October 1, 2004 to December 31, 2004 as evaluated by GLJ.

| | Light and Medium Oil | Natural Gas | Natural Gas Liquids | Combined |
|---|---|---|---|---|
| | (bbls/d) | (mcf/d) | (bbls/d) | (boe/d) |
| **Proved** | | | | |
| Blair Creek | - | 1,011 | 34 | 203 |
| Valhalla/Progress | 45 | 1,234 | 9 | 260 |
| Others | - | 3,117 | 2 | 521 |
| **Total Proved** | 45 | 5,362 | 45 | 984 |
| **Proved plus Probable** | | | | |
| Blair Creek | - | 1,014 | 34 | 203 |
| Valhalla/Progress | 45 | 1,251 | 9 | 263 |
| Others | - | 3,203 | 3 | 536 |
| **Proved plus Probable** | 45 | 5,468 | 46 | 1,002 |

*Production History*

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below.

| | Three Months Ended Sept. 30, 2004 | Three Months Ended June 30, 2004 | Three Months Ended March 31, 2004 | Three Months Ended Dec. 31, 2003 | Three Months Ended Sept. 30, 2003 |
|---|---|---|---|---|---|
| **Average daily production:** | | | | | |
| Natural gas (mcf/d) | 4,212 | 4,306 | 5,648 | 3,467 | 2,708 |
| Oil and NGL's (bbls/d) | 25 | 26 | 21 | 12 | 21 |
| Combined (boe/d) | 727 | 743 | 962 | 590 | 473 |
| **Average price received:** | | | | | |
| Natural gas ($/mcf) | 6.64 | 7.18 | 6.90 | 5.93 | 6.19 |
| Oil and NGL's ($/bbls) | 59.87 | 44.27 | 52.87 | 29.31 | 36.13 |
| Combined ($/boe) | 40.50 | 43.12 | 41.64 | 35.43 | 37.12 |
| **Royalties paid:** | | | | | |
| Natural gas ($/mcf) | (2.98) | (1.76) | (2.39) | (2.32) | (2.29) |
| Oil and NGL's ($/bbls) | (32.62) | (1.88) | (59.73) | (65.16) | 33.90 |
| Combined ($/boe) | (18.37) | (10.26) | (15.30) | (14.99) | (11.57) |
| **Production costs:** | | | | | |
| Natural gas ($/mcf) | (1.84) | (1.71) | (1.24) | (1.26) | (1.21) |
| Oil and NGL's ($/bbls) | 2.49 | 1.54 | (0.02) | (6.95) | (6.26) |
| Combined ($/boe) | (10.59) | (9.83) | (7.26) | (7.03) | (7.19) |
| **Netback Received:** | | | | | |
| Natural gas ($/mcf) | 1.82 | 3.71 | 3.27 | 2.35 | 2.70 |
| Oil and NGL's ($/bbls) | 29.74 | 43.93 | (6.88) | (42.80) | 63.78 |
| Combined ($/boe) | 11.54 | 23.03 | 19.08 | 12.91 | 18.35 |

The following table indicates the average daily production from the important fields comprising the Kereco Assets for the three months ended September 30, 2004.

| | Light Crude Oil and NGL (bbls/d) | Gas (mcf/d) | Combined (boe/d) |
|---|---|---|---|
| Blair Creek | - | - | - |
| Valhalla/Progress | 22 | 2,327 | 410 |
| Others | 3 | 1,886 | 317 |
| Total | 25 | 4,213 | 727 |

The production from the Kereco Assets for the three months ended September 30, 2004 was 3% light quality crude oil and NGL (32° API or greater) and 97% natural gas.

*Marketing*

Kereco will be subject to commodity price risks inherent in the products it produces and sells. Kereco's marketing philosophy will be to monetize products as and when they are produced and provide downside commodity price protection through the use of financial derivative structures and short term physical contracts. This hedging strategy

will allow Kereco to mitigate the exposure to price fluctuations and to take advantage of the strong commodity price market while securing a certain level of cash flow to fund Kereco's capital program.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

### General

Included at Schedules A, B and C to this Appendix are the audited consolidated balance sheets of 909612 and 911150 as at September 30, 2004, December 31, 2003 and 2002 and consolidated statements of loss and consolidated statements of deficit for the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002, the statement of net operating income relating to the Kereco Assets for the years ended December 31, 2003 and 2002 and for the nine months ended September 30, 2004 and pro forma financial statements for Kereco after giving effect to the Arrangement and the acquisition of the Kereco Assets pursuant to the Arrangement, for the year ended December 31, 2003 and for the nine months ended September 30, 2004, respectively.

*The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in the schedules hereto.*

Kereco's activities relate to oil and natural gas exploration and development. Kereco follows the "full-cost" method of accounting for oil and natural gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis. The following tables are a summary of selected financial information for the Kereco Assets for the periods indicated.

### Production Information

The following summarizes Ketch's historical production from the Kereco Assets, before deduction of royalties, during the periods indicated.

| | Three months ended September 30, 2004 | Year Ended Dec. 31, 2003 | Year Ended Dec. 31, 2002 | Year Ended Dec. 31, 2001 |
|---|---|---|---|---|
| Natural gas (mcf/d) | 5,648 | 2,204 | 1,803 | 1,924 |
| Oil and NGLs (bbls/d) | 21 | 16 | 17 | 14 |
| Combined (boe/d) | 962 | 383 | 318 | 335 |

### Financial Information

The Schedule of Net Operating Income of the Kereco Assets for the nine months ended September 30, 2004 and September 30, 2003 and the financial years ended December 31, 2003 and 2002 are contained in Schedule B of this Appendix. The following information should be read in conjunction with the Schedule of Net Operating Income including the notes thereto. The statement is summarized in the following table.

**Kereco Assets**
**Schedule of Net Operating Income**

| ($000's) | Nine Months Ended Sept ember 30, 2004 | 2003 | Year Ended December 31, 2003 | 2002 |
|---|---|---|---|---|
| | (unaudited) | | | |
| Production revenue | 9,439 | 4,670 | 6,634 | 3,150 |
| Royalties | (3,262) | (1,283) | (2,097) | (1,085) |
| Operating expenses | (2,009) | (739) | (1,148) | (425) |
| Transportation expenses [1] | (169) | (105) | (145) | (142) |
| Net operating income | 3,999 | 2,543 | 3,244 | 1,498 |

Note:
(1) Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes to a third party.

## Quarterly Information

The following is a summary of selected financial information of Ketch for the Kereco Assets for the periods indicated.

| ($000's) | Three months ended September 30, 2004 | Three months ended June 30, 2004 | Three months ended March 31, 2004 | Three months ended December 31, 2003 |
|---|---|---|---|---|
| Production income | 2,759 | 2,974 | 3,706 | 1,963 |
| Net operating income [1] | 771 | 1,558 | 1,670 | 701 |

| ($000's) | Three months ended September 30, 2003 | Three months ended June 30, 2003 | Three months ended March 31, 2003 | Three months ended December 31, 2002 |
|---|---|---|---|---|
| Production income | 1,647 | 1,671 | 1,352 | 770 |
| Net operating income [1] | 798 | 864 | 881 | 433 |

Note:
(1) Net operating income is before general and administrative costs, interest, income or capital taxes or any provision related to depreciation, depletion or site restoration.

## Liquidity and Capital Resources

Kereco's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of Kereco - internally generated cash flow, long-term debt, equity, and farm-out arrangements.

Kereco expects to have a bank loan facility of approximately $12 million in place prior to the Arrangement becoming effective. Kereco will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas companies. Kereco anticipates that it will make use of this form of financing for any significant expansion in its capital programs.

All of Kereco's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Kereco has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations of Kereco was $0.6 million as at September 30, 2004. Kereco intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim Kereco Assets discounted at a credit adjusted risk free rate of eight percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

Kereco intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Kereco understands that the Kereco Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although Kereco has no set policy, management of Kereco may use financial instruments to reduce corporate risk in certain situations. Kereco's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. Kereco will have no hedging commitments in place upon completion of the Arrangement.

**Trends**

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent months prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive, however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

## CAPITALIZATION

The following table sets forth the capitalization of Kereco as at December 31, 2003, as at September 30, 2004, after giving effect to the completion of the Arrangement. See also the pro forma financial statements contained in Schedule A to this Appendix.

| | | Outstanding as at September 30, 2004 Prior to Giving Effect to the Arrangement | | Outstanding as at September 30, 2004 After to Giving Effect to the Arrangement [1] [2] [3] | |
|---|---|---|---|---|---|
| **Description** | **Authorized** | **Shares** | **Dollars** | **Shares** | **Dollars** |
| Kereco Shares | | | | | |
| Common | Unlimited | 16,881,000 | $ 2,535,000 | 17,587,472 | $ 30,995,000 |
| Non-Voting | Unlimited | Nil | $ Nil | 2,307,693 | $ 6,000,000 |
| Preferred | Unlimited | 26,874 | $ 40,400,000 | Nil | Nil |
| Kereco Finco Warrants [5] | | Nil | Nil | 1,920,000 | Nil |
| Bank Debt [3] | | | Nil | | Nil |

Notes:

(1) See the *"Pro Forma Consolidated Financial Statements"* of Kereco attached as Schedule A to this Appendix.

(2) Includes the 2,307,693 Kereco Common Shares and 1,920,000 Kereco Finco Warrants issued pursuant to the Kereco Initial Private Placement and which includes the effect of the 2.5 for 1 consolidation.

(3) Kereco expects to have a new bank facility in the amount of $15 million arranged prior to the Effective Date.

(4) Assumes that (i) no Dissent Rights are exercised, (ii) the Kereco Initial Private Placement is completed for the maximum amount, (iii) 1,814,500 Ketch Options are repurchased prior to the Effective Time, (iv) 463,950 Ketch Options and 1,750,600 Bear Creek Options are exercised prior to the Effective Time and the balance are exchanged for Trust #1 Options and Trust #2 Options, (v) 1,128,420 Ketch Warrants and 291,667 Bear Creek Warrants are exercised prior to the Effective Time, and (iv) no Securityholders elect to receive cash instead of Kereco Common Shares.

(5) Represents the Kereco Finco Warrants, each of which entitle the holder to acquire one (1) Kereco Non-Voting Share upon payment of $3.12 per warrant.

## DESCRIPTION OF SHARE CAPITAL

Kereco will be authorized to issue an unlimited number of Kereco Class A Common Shares, an unlimited number of Kereco Common Shares and an unlimited number of Kereco Non-Voting Shares.

### Kereco Class A Shares

The holders of Kereco Class A Shares will be entitled to (a) notice of, to attend and to one vote per share held at any meeting of the shareholders of Kereco (other than meetings of a class or series of shares of Kereco other than the Kereco Class A Shares as such),; (b) receive dividends as and when declared by Board of Directors of Kereco on the Kereco Class A Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Kereco ranking in priority to the Kereco Class A Shares in respect of dividends; and (c) subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Kereco ranking in priority to the Kereco Class A Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Common Shares and Non Voting Common Shares and of shares of any other class of shares of Kereco ranking equally with the Kereco Class A Shares in respect of return of capital on dissolution, in such assets of Kereco as are available for distribution.

### Kereco Common Shares

The holders of Kereco Common Shares will be entitled to (a) notice of, to attend and to one vote per share held at any meeting of the shareholders of Kereco (other than meetings of a class or series of shares of Kereco other than the Kereco Common Shares as such),; (b) receive dividends as and when declared by Board of Directors of Kereco on the Kereco Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Kereco ranking in priority to the Kereco Common Shares in respect of

dividends; and (c) subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Kereco ranking in priority to the Kereco Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Kereco Class A Shares and Non Voting Common Shares and of shares of any other class of shares of Kereco ranking equally with the Kereco Common Shares in respect of return of capital on dissolution, in such assets of Kereco as are available for distribution.

**Kereco Non-Voting Shares**

The holders of Kereco Non-Voting Shares will be entitled to receive notice of and to attend any meeting of the shareholders of Kereco but the Kereco Non-Voting Shares are non-voting, except as otherwise required by law. The holders of the Kereco Non-Voting Shares shall be entitled to receive all informational documents and other communications: (a) required to be sent to the holders of Kereco Common Shares and Kereco Class A Shares by applicable law or by any stock exchange on which the Kereco Common Shares or Kereco Class A Shares are listed; and (b) voluntarily sent by Kereco to the holders of Kereco Shares or Kereco Class A Shares in connection with any meeting of shareholders.

The holders of Kereco Non-Voting Shares shall be entitled to receive dividends as and when declared by the board of directors of Kereco, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of Kereco ranking in priority to the Kereco Non-Voting Shares except that no dividend may be declared in respect of, or any other benefit conferred upon the holders of, Kerero Common Shares or Kereco Class A Shares unless concurrently therewith the same dividend in respect of, or the same benefit is conferred upon the holders of the Kereco Non-Voting Shares.

The Kereco Non-Voting Shares rank equally with the Kereco Common Shares and the Kereco Class A Shares in the event of any liquidation, dissolution or winding-up of Kereco, whether voluntary or involuntary, or any other distribution of the assets of Kereco among its shareholders for the purpose of winding-up its affairs, subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the shares of the Corporation ranking in priority to the Kereco Non-Voting Shares.

The Kereco Non-Voting Shares are redeemable by Kereco at the option of the holder in certain circumstances where an offer to purchase Kereco Common Shares is required to be made to each holder of Kereco Common Shares pursuant to applicable securities legislation, regulations or policies, at a redemption price equal to the value of the consideration offered under such an offer. The redemption right does not come into effect in certain circumstances, including, if an offer is contemporaneously made to the holders of the Kereco Non-Voting Shares upon the same terms and conditions as those contained in the offer.

## DIVIDEND RECORD AND POLICY

Kereco will be created through the amalgamation of 909612 and 911150 and another corporation on January 1, 2005. Ketch does not foresee the declaration or payment of any dividends on the Kereco Common Shares in the near future. Any decision to pay dividends on the Kereco Common Shares will be made by the board of directors on the basis of Kereco's earnings, financial requirements and other conditions existing at such future time and which the Kereco directors consider appropriate in the circumstances.

## DIRECTORS AND OFFICERS

The names, municipalities of residence of the proposed directors and officers of Kereco after giving effect to the Arrangement, their positions and offices to be held with Kereco, their principal occupations during the past five years and their shareholdings are as follows:

| Name and Municipality of Residence | Proposed Position with Kereco [(1)(2)] | Present Occupation and Positions Held During Last Five Years |
|---|---|---|
| **Daryl E. Birnie**<br>Calgary, Alberta | Director | President of Ogema Energy Ltd., President of 390812 Alberta Ltd., President of the McMahon Stadium Society; Former President and CEO of Mark Resources Inc.; Former Chairman of Inland Gas & Oil Ltd.; Former director of several Canadian Oil & Gas companies. |
| **C. Keith Caldwell**<br>Calgary, Alberta | Director | Retired Businessman. Director of Ketch since 2002; Director of Ketch Energy Ltd. from October 1997 to October 2002; Director of Tarragon Oil & Gas Limited from January 1991 to August 1998; Director of Rigel Energy Corp. from January 1993 to August 1999. |
| **J. Paul Charron**<br>Calgary, Alberta | Director | President and Chief Executive Officer of Acclaim Energy Inc. since October 2002. Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 to October 2002. Held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000. Vice President, Finance at Morrison Petroleums Ltd. from July 1994 to April 1997. |
| **Grant B. Fagerheim**<br>Calgary, Alberta | Director, President and Chief Executive Officer | President and Chief Executive Officer and Director of Ketch. Director of Acclaim Energy Trust from October 2002 to present. President and Chief Executive Officer and Director of Ketch Energy Ltd. from April 2000 to October 2002. Held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999. |
| **Barry M. Heck**<br>Calgary, Alberta | Director | President and Chief Executive Officer of The Westaim Corporation since January 2003. Senior Vice President of The Westaim Corporation from January 1997 to December 2002. |
| **Gerry A. Romanzin**<br>Calgary, Alberta | Director | Independent businessman; Director of Ketch since May 2004; Director of Flowing Energy Corporation since April 2004; Director of Crescent Point Resources Ltd. since 2003; Director of FET Resources Ltd. since 2002; Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002; prior thereto, Executive Vice President of the Alberta Stock Exchange from June 1995 to November 1999. |
| **Grant A. Zawalsky**<br>Calgary, Alberta | Director | Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors in Calgary, Alberta. |

| Name and Municipality of Residence | Proposed Position with Kereco [1][2] | Present Occupation and Positions Held During Last Five Years |
|---|---|---|
| **Stephen C. Nikiforuk** Calgary, Alberta | Vice President Finance | Vice President Finance of Ketch since August 2003. Prior thereto, Controller of Ketch since October 2002. Manager, Financial Reporting of Husky Energy Inc. from August 2000 to September 2002, Supervisor, Operational Reporting of Renaissance Energy Ltd. from November 1995 to August 2000. Chartered Accountant since August 1995. |
| **Anthony L. Smith** Calgary, Alberta | Vice President Land | Vice President Land of Ketch since October 2002, Director, Land of Ketch Energy from July, 2000 to October 2002. Held position of Chief Landman at Northrock Resources Ltd. from September 1996 to June 2000; prior thereto Senior Landman with Sceptre Resources Ltd. from April 1992 to August 1996. |
| **Kirby J. Wanner** Calgary, Alberta | Vice President Engineering and Operations | Vice President Engineering and Operations of Ketch since October 2002, Sr. Exploitation Engineer of Ketch Energy from April, 2000 to October 2002. Held positions of Manager Production/Exploitation and Senior Engineer at Highland Energy Inc. from August 1998 to April of 2000; prior thereto Senior Operations Engineer at Pinnacle Resources Ltd. from September 1996 to August 1998. |
| **Shannon M. Gangl** Calgary, Alberta | Corporate Secretary | Partner, Burnet, Duckworth & Palmer LLP, Barristers and Solicitors in Calgary, Alberta. |

Notes:

(1) Kereco will establish an Audit Committee, Reserve Committee and Compensation Committee prior to the completion of the Arrangement.

(2) The term of office of all directors will expire on the date of the next annual meeting of holders of Kereco Common Shares.

After giving effect to the Arrangement and assuming the Kereco Initial Private Placement is completed for the maximum amount, the number of Kereco Common Shares beneficially owned, directly or indirectly, by all of the directors, officers and senior management of Kereco will be approximately 1,497,000 (or approximately 9% of the issued and outstanding Kereco Common Shares). Such persons are also expected to hold approximately 1,520,000 Kereco Non-Voting Shares and 1,261,000 Kereco Finco Warrants.

### Cease Trade Orders or Bankruptcies

No current or proposed director, officer or controlling shareholder of Kereco has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

**Personal Bankruptcies**

No current or proposed director, officer or controlling shareholder of Kereco or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

**Penalties or Sanctions**

No current or proposed director, officer or controlling shareholder of Kereco has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Conflicts of Interest**

There are potential conflicts of interest to which the directors and officers of Kereco will be subject to in connection with the operations of Kereco. In particular, certain of the directors and officers of Kereco are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Kereco or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Kereco. See *"Directors and Officers"*. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Kereco are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of Kereco. Certain of the directors of Kereco have either other employment or other business or time restrictions placed on them and accordingly, these directors of Kereco will only be able to devote part of their time to the affairs of Kereco.

## COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Kereco will be formed by the amalgamation of 906912 and 9111580 on January 1, 2005. No compensation will be paid by Kereco to its executive officers or directors until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of Kereco will be paid salaries at a level somewhat below the salaries paid at other oil and gas companies of similar size and character as a result of the participation by such executive officers in the Kereco Initial Private Placement.

No employment contracts will be put in place between Kereco and any of the executive officers of Kereco prior to the Arrangement, and there are no provisions for compensation of executive officers of 906912 or 911153 outstanding. The Board of Directors of Kereco will consider whether employment contracts should be entered into with each of the executive officers of Kereco following the completion of the Arrangement.

Kereco may establish an annual retainer fee or attendance fee for directors the future and will reimburse directors for all reasonable expenses incurred in order to attend meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire Kereco Common Shares pursuant to Kereco's Stock option Plan. See *"Stock option Plan"* in this Appendix.

## PERSONNEL

After giving effect to the Arrangement, Kereco will have approximately 24 full-time employees and no part-time employees at its office in Calgary and one field employee.

## INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere in this Information Circular, none of the current or proposed directors, officers or principal shareholders of Kereco and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Kereco or any of its affiliates.

## PRINCIPAL SHAREHOLDERS

After giving effect to the Arrangement, to the best of the knowledge of the directors and officers of Kereco, no persons will own, directly or indirectly, or exercise control or discretion over Kereco Common Shares carrying more than 10 percent of the votes attached to all of the issued and outstanding Kereco Common Shares.

## INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or any associate of any such director or officer, to 911150 or 906912 or to any other entity which is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by 911150 or 906912.

## STOCK OPTION PLAN

By approving the Reorganization Resolutions, the Bear Creek Securityholders and Ketch Securityholders will be approving the adoption by Kereco of a stock option plan (the "Kereco Stock Option Plan") which will authorize the Kereco board of directors to issue stock options to certain directors, officers, key employees and consultants and, certain other persons providing services on an ongoing basis to Kereco and its Subsidiaries. A copy of the Kereco Stock Option Plan is set out in Appendix K to the Information Circular.

The proposed Kereco Stock Option Plan is substantially the same as Ketch's existing stock option plan. Initially, the Kereco Stock Option Plan will authorize Kereco's board of directors to grant a total of 1,989,516 stock options which will represent 10% of the aggregate of the 17,587,472 outstanding Kereco Common Shares and the 2,307,693 outstanding Kereco Non-Voting Shares (the "Total Outstanding Shares") to purchase Kereco Common Shares. At any time, the number of Kereco Common Shares reserved or granted from time to time for options shall not be more than 10% of the aggregate number of the then issued and outstanding Total Outstanding Shares. The Kereco Common Shares in respect of which stock options are not exercised shall be available for subsequent stock options grants. The term of options granted shall be determined by the board of directors of Kereco in its discretion, to a maximum of 10 years from the date of the grant.

The aggregate number of Kereco Common Shares reserved for issuance to any one person under the Kereco Stock Option Plan shall not exceed 5% of the Total Outstanding Shares. In addition, no more than 10% of the outstanding Total Outstanding Shares may be reserved for issuance, or issuable within one year, at any time for insiders under the Kereco Stock Option Plan, together with all other established or proposed share compensation arrangements of Kereco. The Kereco Stock Option Plan also provides that the aggregate number of Kereco Common Shares issued to any one insider and such insider's associates pursuant to the Kereco Stock Option Plan and all other share compensation arrangements of Kereco, within a one year period, shall not exceed 5% of the Total Outstanding Shares and that the number of Kereco Common Shares reserved for issuance, or issuable within one year, pursuant to the Kereco Stock Option Plan and all other established or proposed share compensation arrangements of Kereco, to non-management directors shall not exceed one percent (1%) of the Total Outstanding Shares.

The Kereco Stock Option Plan also provides that optionees have the right (the "Put Right") to request that Kereco purchase each of their vested Kereco Options for a price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date (the "Notice Date") of receipt of written notice of exercise (the "Put Notice") by Kereco, over the exercise price for each option being purchased under the Put Right. Upon the exercise of the Put Right, Kereco will cause to be delivered to the optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, the board of directors, or any committee of the

board of directors to whom the operation of the Kereco Stock Option Plan has been delegated, may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of the Kereco Stock Option Plan, the Current Market Price means the closing price of the Kereco Common Shares on the last trading day prior to the Notice Date on which at least one board lot is traded as reported by the TSX.

## RISK FACTORS

**An investment in Kereco should be considered highly speculative due to the nature of the activities of Kereco and the present stage of its development. The following is a summary of certain risk factors relating to the activities of Kereco and the ownership of Kereco Common Shares which should be carefully considered before making an investment decision relating to Kereco Common Shares. The risk factors listed below are in addition to the risk factors in Keith's annual information form which are hereby incorporated, *mutatis mutandis*, by reference into this Appendix G. These risk factors should be carefully considered and are not in order of significance.**

### Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Kereco will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Kereco will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Kereco will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Kereco may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

### Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Kereco. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices, leading to a

reduction in the volume of Kereco's oil and gas reserves. Kereco might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in Kereco's future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Kereco are expected to be determined in part by the borrowing base of Kereco. A sustained material decline in prices from historical average prices could limit Kereco's borrowing base, therefore reducing the bank credit available to Kereco, and could require that a portion of any existing bank debt of Kereco be repaid.

In addition to establishing markets for its oil and natural gas, Kereco must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Kereco will be affected by numerous factors beyond its control. Kereco will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Kereco. The ability of Kereco to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Kereco will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Kereco has limited direct experience in the marketing of oil and natural gas.

**Substantial Capital Requirements; Liquidity**

Kereco anticipates that it will make substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If Kereco's revenues or reserves decline, Kereco may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Kereco. Moreover, future activities may require Kereco to alter its capitalization significantly. The inability of Kereco to access sufficient capital for its operations could have a material adverse effect on Kereco's financial condition, results of operations or prospects.

**Additional Funding Requirements**

Kereco's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Kereco may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause Kereco to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Kereco's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Kereco's ability to expend the necessary capital to replace its reserves or to maintain its production. If Kereco's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Kereco.

**Insurance**

Kereco's involvement in the exploration for and development of oil and gas properties may result in Kereco becoming subject to liability for pollution, blow-outs, property damage, personal injury or other hazards. Although Kereco expects to obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not, in all circumstances be insurable or, in certain circumstances, Kereco may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to Kereco. The occurrence of a significant event that Kereco is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on Kereco's financial position, results of operations or prospects.

**Competition**

Kereco actively competes for reserve acquisitions, exploration leases, licences and concessions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial resources than Kereco. Kereco's competitors include major integrated oil and natural gas companies and numerous other independent oil and natural gas companies and individual producers and operators.

The oil and gas industry is highly competitive. Kereco's competitors for the acquisition, exploration, production and development of oil and natural gas properties, and for capital to finance such activities, include companies that have greater financial and personnel resources available to them than Kereco.

Certain of Kereco's customers and potential customers are themselves exploring for oil and natural gas, and the results of such exploration efforts could affect Kereco's ability to sell or supply oil or gas to these customers in the future. Kereco's ability to successfully bid on and acquire additional property rights, to discover reserves, to participate in drilling opportunities and to identify and enter into commercial arrangements with customers will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select and evaluate suitable properties and to consummate transactions in a highly competitive environment.

**Environmental Risks**

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and/or provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Kereco to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Kereco's financial condition, results of operations or prospects.

**Kyoto Protocol**

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Kereco's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Kereco to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from Kereco's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Kereco.

**Reserve Replacement**

Kereco's future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on Kereco successfully acquiring or discovering new reserves. Without the continual addition of new

reserves, any existing reserves Kereco may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Kereco's reserves will depend not only on Kereco's ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Kereco's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

**Reliance on Operators and Key Employees**

To the extent Kereco is not the operator of its oil and gas properties, Kereco will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, the success of Kereco will be largely dependent upon the performance of its management and key employees. Kereco does not have any key man insurance policies, and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on Kereco.

**Corporate Matters**

Kereco does not anticipate the payment of any dividends on the Kereco Common Shares for the foreseeable future. Certain of the directors and officers of Kereco are also directors and officers of other oil and gas companies involved in natural resource exploration and development, and conflicts of interest may arise between their duties as officers and directors of Kereco and as officers and directors of such other companies. Such conflicts must be disclosed in accordance with, and are subject to such other procedures and remedies as applicable under the ABCA.

**Permits and Licenses**

The operations of Kereco may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

**Issuance of Debt**

From time to time Kereco may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Kereco's debt levels above industry standards. Neither Kereco's articles nor its by-laws limit the amount of indebtedness that Kereco may incur. The level of Kereco's indebtedness from time to time could impair Kereco's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

**Dilution**

Kereco may make future acquisitions or enter into financing or other transactions involving the issuance of securities of Kereco which may be dilutive.

**Title to Properties**

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Kereco which could result in a reduction of the revenue received by Kereco.

**Aboriginal Claims**

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Kereco is not aware that any claims have been made in respect of the Kereco Assets, however, if a claim arose and was successful this could have an adverse effect on Kereco and its operations.

**Delays in Business Operations**

In addition to the usual delays in payments by purchasers of oil and natural gas to Kereco or to the operators, and the delays by operators in remitting payment to Kereco, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Kereco in a given period and expose Kereco to additional third party credit risks.

**Changes in Legislation**

The return on an investment in securities of Kereco is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Kereco or the holding and disposing of the securities of Kereco.

**Seasonality**

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Kereco.

**Income Taxes**

Kereco will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Kereco, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

**Assessments of Value of Acquisitions**

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Kereco's own assessments. These assessments both will include a series of assumptions regarding such factors as recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Kereco's control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm that Kereco uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Kereco. Any such instance may offset the return on and value of the Kereco Common Shares.

**Accounting Write-Downs as a Result of GAAP**

GAAPrequire that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the financial statements of Kereco. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Kereco Common Shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flow from reserves. If net capitalized costs exceed the future discounted cash flows, Kereco will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of financial instruments. A decrease in the fair market value of the financial instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a non-cash charge against net income. Such non-cash charges may be temporary in nature if the fair market value subsequently increases.

**Borrowing**

Kereco's lenders will be provided with security over substantially all of the assets of Kereco. If Kereco becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Kereco's properties. The proceeds of any such sale would be applied to satisfy amounts owed to Kereco's lenders and other creditors and only the remainder, if any, would be available to Kereco.

**Third Party Credit Risk**

Kereco is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Kereco, such failures could have a material adverse effect on Kereco and its cash flow from operations.

**Conveyance Agreement**

Pursuant to the Kereco Conveyance, Kereco will assume all liabilities, including environmental liabilities, relating to the Kereco Assets. Although Ketch is not aware of any material liabilities relating to the Kereco Assets, it is possible that Kereco could become aware of certain liabilities after the completion of the Arrangement which could have a material adverse effect on Kereco.

**Kereco Come-Along Agreement**

Provided that the transactions contemplated by the Kereco Come-Along Agreement are implemented, 906912 and 911150 will participate in the Arrangement and, accordingly, Kereco will have carried on prior business activity as a "Company involved in the development, testing, commercialization, production, marketing and sale of coking and carburization resistant coatings and similar or related technology and the manufacture and sale of chemical products" and as a consequence of prior operating reorganizations, Kereco will be exposed to contingent liabilities which may arise in connection with severance of former employees or termination of contracts with customers or suppliers. In addition, the tax losses accumulated in Kereco may be subject to reassessment or their use as deductions from future taxable income may be denied.

## INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Kereco in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Kereco are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

**Pricing and Marketing — Oil, Natural Gas and Associated Products**

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

**The North American Free Trade Agreement**

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

**Provincial Royalties and Incentives**

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m3 and 25% at prices at and above $210 per m3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Kereco to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

**Land Tenure**

Crude oil and natural gas located in the Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

***Environmental Regulation***

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the AEPEA, which came into force on September 1, 1993. The AEPEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. Kereco is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Kereco also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Canada is a signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Kereco's exploration and production facilities and other operations and activities emit a small amount of greenhouse gasses which may subject Kereco to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the *Climate Change and Emissions Management Act* (Alberta), may require the reduction of emissions or emissions intensity from Kereco's operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Kereco.

## EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon on behalf of Kereco by Burnet, Duckworth & Palmer LLP. As of the date hereof, an partners and associates of Burnet, Duckworth & Palmer LLP do not hold any securities of 906912 or 911150. Certain information relating to Kereco's reserves has been prepared by GLJ. As of the date hereof, the members of GLJ hold none of the outstanding securities of 906912 or 911150.

## LEGAL PROCEEDINGS

There are no outstanding legal proceedings involving 906912 or 911150 or the Kereco Assets as of the date of the Information Circular which management of Ketch believes to be material to Kereco, nor are any such proceedings known by Ketch to be contemplated.

## MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement by Kereco in the prior twenty four months, other than contracts in the ordinary course of business, are as follows:

1. the Arrangement Agreement;

2. the Kereco Conveyance; and

3. the Contract Operating Agreement.

Copies of these agreements, when executed, will be inspected at the head office of Kereco at Suite 1100, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8 or at the offices of Burnet, Duckworth & Palmer LLP at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9, during normal business hours from the date of this Information Circular until 30 days following completion of the Arrangement.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Kereco are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S.W., Calgary, Alberta, T2P 0S7.

The registrar and transfer agent for the Kereco Common Shares will be Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

# SCHEDULE A

# PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

# OF

# KERECO ENERGY LTD.

## COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of Ketch Resources Ltd.

We have read the accompanying unaudited consolidated pro forma balance sheet of Kereco Energy Ltd. ("Kereco") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2003 (collectively, "Pro Forma Statements"), and have performed the following procedures.

1. Compared the figures in the column captioned "909612" to the audited balance sheet of 909612 Alberta Ltd. as at September 30, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "911150" to the audited balance sheet of 911150 Alberta Ltd. as at September 30, 2004 and found them to be in agreement.

3. Compared the figures in the columns captioned "Kereco Assets" to the unaudited schedule of net operating income of the Kereco Assets for the nine months ended September 30, 2004 and the audited schedule of net operating income of the Kereco Assets for the year ended December 31, 2003, respectively, and found them to be in agreement.

4. Made enquiries of certain officials of Kereco who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Kereco Assets", "909612", "911150" as at September 30, 2004 and for the nine months then ended, and the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Consolidated Kereco" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
December 17, 2004

(Signed) Deloitte & Touche LLP
Chartered Accountants

**KERECO ENERGY LTD.**
**PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS**
**For the Nine Months Ended September 30, 2004**
**(unaudited)**

| | Kereco Assets | Pro Forma Adjustments | | Pro Forma Consolidated Kereco |
|---|---|---|---|---|
| **Revenue** | | | | |
| Petroleum and natural gas | $9,439,000 | - | | $9,439,000 |
| Royalties (net of ARTC) | (3,262,000) | - | | (3,262,000) |
| Interest Income | - | 62,000 | 2(b) | 62,000 |
| | 6,177,000 | 62,000 | | 6,239,000 |
| **Expenses** | | | | |
| Operating | 2,009,000 | - | | 2,009,000 |
| Transportation | 169,000 | - | | 169,000 |
| General and administrative | - | 137,000 | 2(e) | 137,000 |
| Depletion, depreciation and accretion | - | 2,292,000 | 2(c)(d) | 2,292,000 |
| | 2,178,000 | 2,429,000 | | 4,607,000 |
| Earnings before income taxes | 3,999,000 | (2,367,000) | | 1,632,000 |
| **Taxes** | | | | |
| Capital taxes | - | - | 2(f) | - |
| Future income taxes | - | 606,000 | 2(f) | 606,000 |
| | - | 606,000 | | 606,000 |
| **Net income** | $3,999,000 | (2,973,000) | | $1,026,000 |
| Weighted average number of shares | | | 2(g) | 19,895,000 |
| Net income per share | | | | $0.05 |

*See accompanying notes.*

**KERECO ENERGY LTD.**
**PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS**
**For the Year Ended December 31, 2003**
**(unaudited)**

| | Kereco Assets | Pro Forma Adjustments | | Pro Forma Consolidated Kereco |
|---|---|---|---|---|
| **Revenue** | | | | |
| Petroleum and natural gas | $6,634,000 | - | | $6,634,000 |
| Royalties (net of ARTC) | (2,097,000) | - | | (2,097,000) |
| Interest Income | - | 83,000 | 2(b) | 83,000 |
| | 4,537,000 | 83,000 | | 4,620,000 |
| **Expenses** | | | | |
| Operating | 1,148,000 | - | | 1,148,000 |
| Transportation | 145,000 | - | | 145,000 |
| General and administrative | - | 93,000 | 2(e) | 93,000 |
| Depletion, depreciation and accretion | - | 2,507,000 | 2(c)(d) | 2,507,000 |
| | 1,293,000 | 2,600,000 | | 3,893,000 |
| Earnings before income taxes | 3,244,000 | (2,517,000) | | 727,000 |
| **Taxes** | | | | |
| Capital taxes | - | 35,000 | 2(f) | 35,000 |
| Future income taxes | - | 283,000 | 2(f) | 283,000 |
| | - | 318,000 | | 318,000 |
| **Net income** | $3,244,000 | (2,835,000) | | $409,000 |
| Weighted average number of shares | | | 2(g) | 19,895,000 |
| Net income per share | | | | $0.02 |

*See accompanying notes.*

**KERECO ENERGY LTD.**
**PRO FORMACONSOLIDATED BALANCE SHEET**
**As at September 30, 2004**
**(unaudited)**

| | 909612 | 911150 | Pro Forma Adjustments | Pro Forma Corporate Kereco | Pro Forma Adjustments | | Pro Forma Consolidated Kereco |
|---|---|---|---|---|---|---|---|
| | | | *Note 1* | | | | |
| **Assets** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | $6,000 | - | (6,000) | - | 6,000,000 | 2(b) | $4,000,000 |
| | | | | | (3,000,000) | 2(b) | |
| | | | | | 1,000,000 | 2(b) | |
| Future income tax asset | - | - | - | - | 10,503,000 | 2(f) | 10,503,000 |
| Oil and natural gas properties | - | - | - | - | 23,059,000 | 2(a) | 23,059,000 |
| | $6,000 | - | (6,000) | - | 37,562,000 | | $37,562,000 |
| **Liabilities and Shareholders' Equity** | | | | | | | |
| | - | - | - | | | | |
| Long-term debt | 40,400,000 | - | (40,400,000) | - | 3,000,000 | 2(b) | $- |
| | | | | | (3,000,000) | 2(b) | |
| Shareholder loan | 38,736,000 | 4,218,000 | (42,954,000) | - | - | | - |
| Asset retirement obligations | - | - | - | - | 567,000 | 2(d) | 567,000 |
| | 79,136,000 | 4,218,000 | (83,354,000) | - | 567,000 | | 567,000 |
| **Shareholders' equity** | | | | | | | |
| Share capital | | | | | | | |
| Common Shares | 1,686,000 | 849,000 | (2,535,000) | - | 3,000,000 | 2(j) | 36,995,000 |
| | | | | | 10,503,000 | 2(j) | |
| | | | | | 23,059,000 | 2(j) | |
| | | | | | ( 567,000) | 2(j) | |
| | | | | | 1,000,000 | 2(g)(j) | |
| Contributed surplus | - | 7,813,000 | (7,813,000) | - | - | | - |
| Retained earning (deficit) | (80,816,000) | (12,880,000) | 93,696,000 | - | - | | - |
| | (79,130,000) | (4,218,000) | 83,348,000 | - | 36,995,000 | | 36,995,000 |
| | $6,000 | - | (6,000) | - | 37,562,000 | | $37,562,000 |

*See accompanying notes.*

**KERECO ENERGY LTD.**
**NOTES TO THE PRO FORMA FINANCIAL STATEMENTS**
**(unaudited)**

## 1. Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet of Kereco Energy Ltd. ("Kereco") as at September 30, 2004 and the related unaudited pro forma consolidated statements of operations for the nine months then ended and the year ended December 31, 2003 (the "Pro Forma Statements") have been prepared for inclusion in an Information Circular ("Circular") to be sent to shareholders of Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") with respect to the proposed Plan of Arrangement ("Arrangement") to convert Ketch and Bear Creek from companies focused on oil and natural gas exploration and production into three new entities: (i) Kereco, a public corporation concentrating on the exploration and development of oil and natural gas reserves; (ii) Bear Ridge Ltd ("Bear Ridge), a public corporation concentrating on the exploration and development of oil and natural gas reserves and (iii) Ketch Resources Trust (the "Trust"), a trust entity which is designed to distribute to its unitholders a substantial portion of cash from operations generated by Ketch's and Bear Creek's mature, lower-risk oil and gas producing assets. Kereco will be a newly incorporated company which will be amalgamated with 911150 Alberta Ltd. ("911150") and 909612 Alberta Ltd. ("909612") and will continue under the name Kereco pursuant to the Kereco Come-Along Agreement. The Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by early January 2005.

Pursuant to the Arrangement, Ketch shareholders will receive i) 1.0 trust unit of the Trust, ii) 0.4 of a Kereco common share or $1.06 and iii) 0.4 of a Bear Ridge common share or $0.48 for each Ketch common share owned and Bear Creek shareholders will receive i) 0.5 of a trust unit of the Trust ii) 0.2 share of a Kereco common share or $0.54 and iii) 0.2 of a Bear Ridge common share or $0.245 for each Bear Creek common share owned. For purposes of these Pro Forma Statements it has been assumed that 100% of the shareholders of Ketch and Bear Creek will elect to receive common shares under the Arrangement.

As part of the Arrangement, Ketch will transfer to Kereco its interests in certain oil and natural gas properties (the "Kereco Assets"). Following the completion of the Arrangement, Kereco will be publicly listed on the Toronto Stock Exchange.

The Pro Forma Statements have been prepared by management of Ketch in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in Note 2 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of operations give effect to the assumed transactions and assumptions described in Note 2 as if they had occurred on January 1, 2003. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future.

Accounting policies used in the preparation of the Pro Forma Statements are consistent with those used in the audited consolidated financial statements of Ketch as at December 31, 2003 and for the year then ended and the unaudited interim consolidated financial statements of Ketch as at September 30, 2004 and for the nine months then ended (collectively, the "Ketch Historical Financial Statements"). The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the Ketch Historical Financial Statements, incorporated by reference in this Circular, and the audited financial statements of 911150 Alberta and 909612 Alberta Ltd. as at September 30, 2004 and for the nine months ended September 30, 2004 and as at December 31, 2003 and 2002 and for each of the years in the two year period ended December 31, 2003 and the unaudited schedule of net operating income of the Kereco Assets for the nine months ended September 30, 2004 and 2003 and the audited schedule of net operating income of the Kereco Assets for each of the years in the three year period ended December 31, 2003 included elsewhere in this Information Circular. In the opinion of management of Ketch, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

## 2. Pro Forma Assumptions and Adjustments

Under the Arrangement, Ketch will transfer certain oil and natural gas properties to Kereco. As the former Ketch shareholders will be the controlling shareholder group of Kereco, no adjustment to carrying values of the assets and liabilities of Ketch transferred to Kereco is required to account for the transaction. The assets and liabilities of Kereco have been accounted for at the net book value amounts recorded in the consolidated financial statements of Ketch, subject to allocations as necessary. .

The Pro Forma Statements give effect to the following assumptions and adjustments:

a) Under the Arrangement, the Kereco Assets are to be transferred to Kereco. The net book value of oil and natural gas properties of Ketch to be transferred to Kereco have been allocated based on the book value of undeveloped property and the relative portion of total proven oil and natural gas reserves (discounted at 10 percent) as determined by independent reserve engineers for proved properties. The total cost of properties transferred is comprised of $4.7 million in undeveloped property and $17.8 million of developed property and asset retirement obligations of $0.6 million.

b) Working capital of Ketch has been assumed to be allocated entirely to the Trust. Pursuant to the Arrangement, Kereco will assume $3.0 million of the Ketch bank debt which is to be reduced by $3.0 million to nil and short-term investments increased by $4.0 million as a result of the assumed proceeds of $6.0 million to be received from the Kereco Initial Private Placement relating to the issuance of 5,769,231 (pre-consolidation) common shares of Kereco at a price of $1.04 per share and $1.0 million as a result of the pre effective date initial capital private placement of 962,000 (pre-consolidation) common shares of Kereco at a price of $1.04 per share. Interest income and expense for the period have been accordingly adjusted.

c) Depreciation, depletion and accretion expense has been adjusted to reflect the application of the appropriate unit-of-production rate for the Kereco Assets based on Kereco's estimated proved petroleum and natural gas reserves as determined by independent reserve engineers.

d) The asset retirement obligation has been determined based on the assets being transferred to Kereco and was estimated based on the net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. A credit adjusted risk-free rate of seven percent, equal to the rate used by Ketch, was used as a discount rate to calculate the fair value of the asset retirement obligation. The majority of such costs will be incurred between 2009 and 2014.

e) General and administrative expenses of $137,000 for the nine months ended September 30, 2004 and $93,000 for the year ended December 31, 2003 for purposes of the Pro Forma Statements have been allocated to Kereco based on production volumes. The assumed general and administrative expenses exclude amounts to be capitalized related to exploration and development activities.

f) The future income tax asset on the pro forma consolidated balance sheet that will result after completion of the Arrangement has been determined on the basis of the difference between the net book value of the assets and liabilities transferred to Kereco and the related tax basis as well as operating losses of 911150 and 909612, in the amount of $9.2 million which constitute that portion of the total loss carry-forwards that are deemed to be more likely than not to be realized. The future tax asset arises as a result of Kereco having an overall greater tax basis than the net book value of the related oil and natural gas properties. The provision for future taxes has been calculated using an effective tax rate of 37.13 percent for the nine months ended September 30, 2004 and 38.93 percent for the year ended December 31, 2003. The provision for Large Corporations Tax has been calculated based on the unaudited pro forma balance sheet as at September 30, 2004 using rates in effect for the periods ending December 31, 2003 and September 30, 2004.

g) The following table sets out the total number of shares that are to be issued under the Arrangement assuming, the exercise or purchase for cancellation by Ketch and Bear Creek of all outstanding options, the exercise of all outstanding warrants, the issuance of 0.4 of a Kereco share for each Ketch Share and 0.2 of a Kereco share for each Bear Creek Share and the issue of 5,769,231(pre-consolidation) non-voting Kereco Shares at a price of $1.04 per share pursuant to the Kereco Initial Private Placement. Included in the total shares outstanding and pursuant to the Kereco Come-Along Agreement, is also the assumed initial capital of Kereco resulting from the incorporation of Kereco and its amalgamation with 911150 and 909612 with a total of 1,538,646 issued common shares, including, the assumed issue of 962,000 (pre-consolidation) common shares at a price of $1.04.

| | | Kereco Common Shares (000's) | | |
|---|---|---|---|---|
| | | Ketch | Bear Creek | Total |
| a) | Initial capital | | | 1,539 |
| b) | Estimated Ketch and Bear Creek common shares outstanding at the effective date of the Arrangement | 27,578 | 19,728 | |
| c) | Options outstanding | 2,278 | 1,751 | |
| c) | Options assumed repurchased by Ketch | (1,814) | - | |
| e) | Warrants assumed exercised | 1,176 | 329 | |
| | | 29,218 | 21,808 | |
| | Exchange ratio | 0.4 | 0.2 | |
| | Total common shares outstanding prior to the effective date | 11,687 | 4,361 | 16,048 |
| | Private placement of non –voting shares | | | 2,308 |
| | Total common shares outstanding post consolidation | | | 19,895 |

h) Of the total 19,895,164 post-consolidation common shares assumed to be outstanding upon completion of the Arrangement, 2,307,693 will be non-voting. The actual number of shares outstanding after the Arrangement will depend on the number of options of Ketch and Bear Creek that are exercised. Under the Arrangement, Kereco will issue 4,800,000 warrants (1,920,000 post consolidation), which have not been ascribed any value for purposes of the Pro Forma Consolidated Balance Sheet.

i) Net income per share has been calculated assuming a total of 19,895,164 common shares are outstanding for the periods. No new options are assumed to be issued during the periods. The Warrants have not been taken into account in the calculations as they would be anti-dilutive.

j) Share capital represents the net book value of assets and liabilities transferred to Kereco plus the estimated proceeds of the Kereco Initial Private Placements of $6.0 million and $1.0 million net of the assumption of $3.0 million of bank debt. The difference between the value attributed to share capital and the net book value of assets and liabilities transferred to Kereco is recorded as a charge to share capital as a reduction of capital pursuant to the Arrangement.

## SCHEDULE B

## SCHEDULE OF NET OPERATING INCOME

## OF THE KERECO ASSETS

**AUDITORS' REPORT**

To the Directors of Ketch Resources Ltd.:

We have audited the schedule of net operating income of the Kereco Assets for each of the years in the two year period ended December 31, 2003. This financial information is the responsibility of the management of Ketch Resources Ltd. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this schedule presets fairly, in all material respects, the net operating income of the Kereco Assets described in Note 1 for each of the years in the two year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
November 26, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

## SCHEDULE OF NET OPERATING INCOME OF THE KERECO ASSETS ($000'S)

| | Nine Months Ended September 30, | | Years Ended December 31, | |
|---|---|---|---|---|
| | 2004 | 2003 | 2003 | 2002 |
| | (unaudited) | | | |
| Production revenue | 9,439 | 4,670 | 6,634 | 3,150 |
| Royalties | (3,262) | (1,283) | (2,097) | (1,085) |
| Operating expenses | (2,009) | (739) | (1,148) | (425) |
| Transportation expenses | (169) | (105) | (145) | (142) |
| Net operating income | 3,999 | 2,543 | 3,244 | 1,498 |

*See accompanying notes.*

## NOTES TO THE SCHEDULE OF NET OPERATING INCOME OF THE KERECO ASSETS

**(Information for the Nine Months Ended Sept 30, 2004 and 2003 is unaudited)**

### 1. Basis of Presentation

Pursuant to a proposed Plan of Arrangement, Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") will convert from two companies focused on oil and natural gas exploration and production into three new entities (i) Kereco Energy Ltd. ("Kereco"), a public corporation concentrating on the exploration and development of oil and natural gas reserves; (ii) Bear Ridge Energy Ltd. ("Bear Ridge"), a public corporation concentrating on the exploration and development of natural gas reserves and (iii) Ketch Energy Trust (the "Trust"), a trust entity which is designed to distribute to its unitholders a substantial portion of cash from operations generated by Ketch's and Bear Ridge's mature lower-risk producing assets. Pursuant to the proposed Arrangement, Ketch will transfer interests in certain oil and natural gas properties to Kereco ("Kereco Assets").

This schedule has been derived from financial information provided by Ketch and relates only to the working interests in such properties that will be transferred to Kereco.

This schedule includes only those revenues, royalties, operating and transportation expenses that are directly related to the Kereco Assets and do not include any expenses related to general and administrative costs, interest, income or capital taxes or any provisions related to depletion, depreciation or asset retirement obligations.

### 2. Significant Accounting Policies

**Production revenue**

Crude oil, natural gas and natural gas liquids sales are recorded when title to the commodity passes to the purchaser. Revenues do not include any amounts from hedging with financial derivative instruments.

**Operating expenses**

Operating expenses include all costs related to the lifting, gathering, and processing of crude oil and natural gas and related products.

**Transportation expenses**

Transportation expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes from Ketch to a third party.

# SCHEDULE A

# HISTORICAL FINANCIAL STATEMENTS

# Auditors' Report

To the Shareholder of
909612 Alberta Ltd.

We have audited the consolidated balance sheets of 909612 Alberta Ltd. as at September 30, 2004, December 31, 2003 and December 31, 2002, and the consolidated statements of loss and deficit and cash flow for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004, December 31, 2003 and December 31, 2002, and the results of its operations and cash flow for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP (signed)

Chartered Accountants
Edmonton, Alberta

December 3, 2004

**909612 Alberta Ltd.**
**Consolidated Balance Sheets**

| (thousands of dollars) | September 30 2004 | December 31 2003 | December 31 2002 |
|---|---|---|---|
| **ASSETS** | | | |
| Current | | | |
| Cash | $ 6 | $ - | $ 14 |
| Accounts receivable | - | 3 | 2,137 |
| Inventories (note 4) | - | - | 224 |
| Prepaid expenses | - | - | 32 |
| | 6 | 3 | 2,407 |
| Capital assets (note 5) | - | - | 504 |
| | $ 6 | $ 3 | $ 2,911 |
| **LIABILITIES AND SHAREHOLDER'S DEFICIENCY** | | | |
| Current | | | |
| Accounts payable and accrued liabilities | $ - | $ 2 | $ 4,847 |
| Shareholder loan (note 7) | 38,736 | 38,771 | 38,124 |
| Long-term debt (note 9) | 40,400 | 40,400 | 40,400 |
| | 79,136 | 79,173 | 83,371 |
| Capital deficiency | | | |
| Capital stock (note 10) | 1,686 | 1,686 | 1,686 |
| Deficit | (80,816) | (80,856) | (82,146) |
| | (79,130) | (79,170) | (80,460) |
| | $ 6 | $ 3 | $ 2,911 |

Approved by the Board

(Signed)
G.A. (Drew) Fitch Director

(Signed)
Barry M. Heck Director

See accompanying notes to the consolidated financial statements

**909612 Alberta Ltd.**
**Consolidated Statements of Loss and Consolidated Statements of Deficit**

| (thousands of dollars) | Nine months ended September 30 2004 (audited) | Nine months ended September 30 2003 (unaudited) | Year ended December 31 2003 (audited) | Year ended December 31 2002 (audited) |
|---|---|---|---|---|
| Revenue | $ - | $ - | $ - | $ 4,133 |
| Operating costs | | | | |
| Manufacturing | - | - | - | 4,776 |
| Selling, general and administrative | - | - | - | 2,268 |
| Research and development | - | - | - | 927 |
| *Depreciation and amortization* | - | - | - | 148 |
| Loss from operations | - | - | - | (3,986) |
| Provision for shutdown of operations (note 3) | - | (252) | 1,284 | (5,480) |
| Other income (expense) (note 11) | 40 | 18 | 5 | (1,000) |
| Income (loss) before income taxes | 40 | (234) | 1,289 | (10,466) |
| Income tax recovery (expense) (note 8) | - | 1 | 1 | (62) |
| Net income (loss) | $ 40 | $ (233) | $ 1,290 | $ (10,528) |

| | | | | |
|---|---|---|---|---|
| Deficit at beginning of period | $ (80,856) | $ (82,146) | $ (82,146) | $ (71,618) |
| Net income (loss) | 40 | (233) | 1,290 | (10,528) |
| Deficit at end of period | $ (80,816) | $ (82,379) | $ (80,856) | $ (82,146) |

See accompanying notes to the consolidated financial statements

**909612 Alberta Ltd.**
**Consolidated Cash Flow Statements**

| (thousands of dollars) | Nine months ended September 30 2004 (audited) | Nine months ended September 30 2003 (unaudited) | Year ended December 31 2003 (audited) | Year ended December 31 2002 (audited) |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income (loss) | $ 40 | $ (233) | $ 1,290 | $ (10,528) |
| Items not affecting cash | | | | |
| Provision for shutdown of operations | - | 252 | (1,284) | 5,480 |
| Depreciation and amortization | - | - | - | 148 |
| Cash provided from (used in) operations before non-cash working capital changes | 40 | 19 | 6 | (4,900) |
| Changes in non-cash working capital | | | | |
| Accounts receivable | 3 | 2,106 | 2,134 | (1,112) |
| Inventories | - | 232 | 232 | (92) |
| Prepaid expenses | - | 32 | 32 | (15) |
| Accounts payable and accrued liabilities | (2) | (3,783) | (4,109) | (2,364) |
| Cash provided from (used in) operating activities | 41 | (1,394) | (1,705) | (8,483) |
| **Investing activities** | | | | |
| Proceeds from sale of assets | - | 1,056 | 1,119 | - |
| Capital expenditures | - | (15) | (15) | (252) |
| Deferred charges | - | (60) | (60) | (130) |
| Cash provided from (used in) investing activities | - | 981 | 1,044 | (382) |
| **Financing activities** | | | | |
| (Repayment of) proceeds from shareholder loan | (35) | 403 | 647 | 8,661 |
| Cash (used in) provided from financing activities | (35) | 403 | 647 | 8,661 |
| Net increase (decrease) in cash | 6 | (10) | (14) | (204) |
| Cash at beginning of period | - | 14 | 14 | 218 |
| Cash at end of period | $ 6 | $ 4 | $ - | $ 14 |

See accompanying notes to the consolidated financial statements

## 1 BASIS OF PRESENTATION

909612 Alberta Ltd. (formerly "Surface Engineered Products Corporation") (the "Corporation") is a wholly-owned subsidiary of The Westaim Corporation (the "Parent") and was incorporated on December 8, 2000 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Surface Engineered Products Inc., Westaim International Surface Engineered Products Inc. and Surface Engineered Products International BV. Surface Engineered Products Inc. and Surface Engineered Products International BV were dissolved in 2002 and Westaim International Surface Engineered Products Inc. was dissolved during the nine months ended September 30, 2004.

The Corporation discontinued its operating activities in February 2003 and has been accounted for as a discontinued operation by the Parent since May 28, 2003 (Note 3).

All amounts are expressed in thousands of Canadian dollars except share and per share data.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

### a) Principles of consolidation

The financial statements of entities which are controlled by the Corporation, referred to as subsidiaries, are consolidated. All intercompany balances and transactions have been eliminated.

### b) Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include provisions for shutdown of operations. Actual results could differ from those estimates.

### c) Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income.

### d) Revenue recognition

Revenue is generally recognized when the products and services have been delivered. For certain products and services, revenue is recognized on the percentage of completion basis, as specific critical events occur. In some instances, product is sold on the basis of achieving defined performance standards. In these cases, revenue is not recognized until these performance standards have been achieved. In addition, a provision for potential warranty expense is provided for at the time of sale, based on warranty terms and prior claims experience.

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

### e) Inventory valuation

Finished products, raw materials, materials in process, spare parts and operating materials are valued at the lower of average cost and net realizable value.

### f) Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with Canadian GAAP once the Corporation has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at September 30, 2004, December 31, 2003 and December 31, 2002, no development costs have been capitalized.

### g) Capital assets

Capital assets are stated at cost. Depreciation is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 10 years for machinery and equipment and five to ten years for other capital assets.

The Corporation evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

### h) Deferred charges

Patents are amortized on a straight-line basis over 10 years. The Corporation periodically assesses the carrying value of patents. Where there has been an impairment in the carrying value, patents are written off during the year (Note 6).

### i) Stock-based compensation plans

The Corporation has stock-based compensation plans which are described in Note 10. No compensation expense is recognized for these plans when stock options are issued. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from employees, the consideration paid is charged to retained earnings.

Effective January 1, 2004, the Corporation adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules apply to options issued on or after January 1, 2002.

As no options were issued on or after January 1, 2002, these new rules had no impact on the Corporation's consolidated financial statements (Note 10).

## 2 SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

### j) Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

### k) Financial instruments

The Corporation has adopted the recommendations of the CICA relating to the presentation of financial instruments which are, in substance, a contractual arrangement. In accordance with these recommendations, the Corporation's retractable preferred shares are presented in the balance sheet as financial liabilities (Note 9).

## 3 SHUTDOWN OF OPERATIONS

On May 28, 2002, the Board of Directors of the Parent approved the shutdown of the Corporation's business and the Corporation's operating activities ceased in February 2003.

The net loss for the year ended December 31, 2002 included provisions for workforce reduction, other shutdown and asset disposal costs, and anticipated operating losses totaling $5,480. An additional provision of $252 was made in the nine months ended September 30, 2003, with a net recovery in the amount of $1,284 recorded in the year ended December 31, 2003.

## 4 INVENTORIES

The Corporation wrote down its inventories to estimated realizable value in 2002 and disposed of all remaining inventories during 2003.

Inventories are comprised of the following:

| | September 30 2004 | December 31 2003 | December 31 2002 |
|---|---|---|---|
| Raw materials – spare parts and supplies | $ – | $ – | $ 179 |
| Materials in process | – | – | 45 |
| | $ – | $ – | $ 224 |

## 5 CAPITAL ASSETS

The Corporation wrote down its capital assets to estimated realizable value in 2002 and disposed of all remaining assets during 2003. At September 30, 2004 and December 31, 2003, the Corporation did not own any capital assets. There was no depreciation on capital assets recorded in the nine-month periods ended September 30, 2004 and 2003 or the year ended December 31, 2003.

## 5 CAPITAL ASSETS (continued)

The capital asset balance at December 31, 2002 consisted of the following:

| | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Machinery and equipment | $ 23,711 | $ 23,347 | $ 364 |
| Other | 788 | 761 | 27 |
| Capital in progress | 113 | – | 113 |
| | $ 24,612 | $ 24,108 | $ 504 |

Capital in progress included in capital assets is not subject to depreciation. Depreciation on capital assets for the year ended December 31, 2002 was $130.

## 6 DEFERRED CHARGES

The net book value of deferred charges at September 30, 2004, December 31, 2003 and December 31, 2002 was $Nil. Amortization related to deferred charges for the year ended December 31, 2002 was $18.

## 7 SHAREHOLDER LOAN

The shareholder loan is currently unsecured and is repayable to the Parent on demand. The loan bears interest at prime + 1%. Interest on the shareholder loan has been waived by the Parent from January 1, 2001 onwards.

## 8 INCOME TAXES

| | Nine Months Ended September 30, 2004 (audited) | Nine Months Ended September 30, 2003 (unaudited) | Year Ended December 31, 2003 (audited) | Year Ended December 31, 2002 (audited) |
|---|---|---|---|---|
| Current income tax recovery (expense) | $ – | $ 1 | $ 1 | $ (62) |

The Corporation's effective tax rate approximates 34% (2003 – 37%, 2002 – 39%). However, due to unrecognized tax loss carry-forwards, the provision for income taxes does not reflect the effective rate.

The Corporation has accumulated non-capital losses for income tax purposes of approximately $40,143 (2003 – $40,143; 2002 – $15,080) that can be used to offset income in future periods. A full valuation allowance has been recorded against the future income tax asset related to these losses. These losses expire as follows:

| Year of expiry | |
|---|---|
| 2007 | $ 518 |
| 2008 | 6,644 |
| 2009 | 7,057 |
| 2010 | 25,924 |

## 8 INCOME TAXES (continued)

The Corporation has also accumulated capital losses of approximately $21,500 (2003 – $Nil; 2002 – $Nil), as well as research and development tax credits of approximately $596 (2003 – $596; 2002 – $596) which will expire at various times up to the end of 2013. Cash tax paid during the nine months ended September 30, 2004 was $Nil (nine months ended September 30, 2003 – $Nil; year ended December 31, 2003 – $Nil; year ended December 31, 2002 – $9).

## 9 LONG-TERM DEBT

Canadian GAAP requires the issuer of a financial instrument to classify the instrument as a liability or as equity in accordance with the substance of the contractual arrangement. Under GAAP, the Class C, D, E and F shares (Note 10) of the Corporation are considered to be debt.

The Corporation has issued preferred shares and the balances at beginning and end of the nine-month period ended September 30, 2004 and the years ended December 31, 2003 and 2002 are as follows:

| | Number | Stated Capital |
|---|---|---|
| Class C non-cumulative preferred shares | 10,000 | $ 21,232 |
| Class D cumulative preferred shares | 11,038 | 13,332 |
| Class F cumulative preferred shares | 5,836 | 5,836 |
| | | $ 40,400 |

The redemption price per share is $2,123 for the Class C preferred shares, $1,208 for the Class D preferred shares and $1,000 for the Class F preferred shares. The Class D and Class F cumulative preferred shares bear a dividend rate of 10% per annum. Dividends on these preferred shares have been waived by the Parent from January 1, 2002 onwards.

## 10 CAPITAL STOCK

The Corporation's authorized share capital consists of an unlimited number of the following shares:

Class A common shares (voting)
Class B common shares (voting)
Class C non-cumulative preferred shares (non-voting, redeemable and retractable)
Class D cumulative preferred shares (non-voting, redeemable and retractable)
Class E non-cumulative preferred shares (non-voting, redeemable and retractable)
Class F cumulative preferred shares (non-voting, redeemable and retractable)

### a) Common shares

| | Number | Stated Capital |
|---|---|---|
| Balance at beginning and end of nine-month period ended September 30, 2004 and years ended December 31, 2003 and 2002 | 15,000,000 | $ 1,686 |

No dividends were paid on these shares in the nine-month periods ended September 30, 2004 and 2003 or the years ended December 31, 2003 and 2002.

## 10 CAPITAL STOCK (continued)

### b) Stock based compensation plans

The Corporation maintains equity incentive plans for employees under which stock options may be granted for up to 1,050,000 shares of common stock of the Corporation. The exercise price of each stock option is determined by the Parent at the time of issuance and is set at an amount not less than the estimated intrinsic market value at the time of grant. Stock options vest evenly over a three year period and expire ten years from the date of grant.

No stock options were issued subsequent to fiscal 2001 and there were no stock options outstanding at September 30, 2004. A summary of the status of the Corporation's stock options as at December 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

| | Number of Options December 31 | | Weighted Average Exercise Price December 31 | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| Outstanding at beginning of year | 735,150 | 866,650 | $ 2.13 | $ 2.30 |
| Cancelled | (735,150) | (131,500) | 2.13 | 3.16 |
| Outstanding at end of year | – | 735,150 | $ – | $ 2.13 |

The weighted average remaining contractual life of options outstanding at December 31, 2002 was 5.77 years.

## 11 RELATED PARTY TRANSACTIONS

During 2002, the Corporation was charged rent in the amount of $488 by a wholly-owned subsidiary of the Parent. There was no rent expense in the nine-month periods ended September 30, 2004 and 2003, or the year ended December 31, 2003.

In 2002, the Parent provided a number of corporate and administrative services to the Corporation at cost. These services included payroll administration, computer services, legal, treasury, insurance, and environmental, health and safety.

## 12 COMMITMENTS AND CONTINGENCIES

The Corporation is party to legal proceedings in the ordinary course of business. Management does not expect the outcome of any of these proceedings to have a material effect on the Corporation's financial position or operating results.

## 13 FINANCIAL INSTRUMENTS

Financial instruments include accounts receivable and other like amounts which will result in future cash receipts and accounts payable, accrued liabilities and other like amounts which will result in future outlays.

## 13 FINANCIAL INSTRUMENTS (continued)

### Fair value of financial instruments

The carrying value of the Corporation's interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm's length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being realizable in an immediate settlement of the instrument. The carrying value of the preferred shares approximates fair value. The fair value of the shareholder loan is not readily determinable due to the unique terms and conditions attached to this instrument.

### Foreign currency risk

Prior to the discontinuation of its operations, the Corporation undertook sales and purchasing transactions in foreign currencies and, therefore, was subject to gains or losses due to fluctuations in foreign currencies. The Corporation did not use derivative financial instruments to reduce its exposure to foreign currency risk.

### Credit risk

Prior to the discontinuation of its operations, the Corporation's financial instruments that were exposed to concentrations of credit risk consisted primarily of accounts receivable. Concentrations of credit risk with respect to receivables were limited due to the number of large companies with which the Corporation transacted business and their dispersion across geographic areas.

# Auditors' Report

To the Shareholder of
911150 Alberta Ltd.

We have audited the balance sheets of 911150 Alberta Ltd. as at September 30, 2004, December 31, 2003 and December 31, 2002, and the statements of deficit for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2004, December 31, 2003 and December 31, 2002, and the results of its operations and cash flow for the nine months ended September 30, 2004 and the years ended December 31, 2003 and December 31, 2002, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP (signed)

Chartered Accountants
Edmonton, Alberta

December 3, 2004

**911150 Alberta Ltd.**
**Balance Sheets**

| (thousands of dollars) | September 30 2004 | December 31 2003 | December 31 2002 |
|---|---|---|---|
| **LIABILITIES AND SHAREHOLDER'S DEFICIENCY** | | | |
| Current | | | |
| Shareholder loan (note 3) | $ 4,218 | $ 4,218 | $ 4,218 |
| Capital deficiency | | | |
| Capital stock (note 4) | 849 | 849 | 849 |
| Contributed surplus | 7,813 | 7,813 | 7,813 |
| Deficit | (12,880) | (12,880) | (12,880) |
| | (4,218) | (4,218) | (4,218) |
| | $ - | $ - | $ - |

Approved by the Board

(Signed)
G.A. (Drew) Fitch Director

(Signed)
Barry M. Heck Director

See accompanying notes to the financial statements

**911150 Alberta Ltd.**
**Statements of Deficit**

| (thousands of dollars) | Nine months ended September 30 2004 (audited) | Nine months ended September 30 2003 (unaudited) | Year ended December 31 2003 (audited) | Year ended December 31 2002 (audited) |
|---|---|---|---|---|
| Deficit at beginning of period | $ (12,880) | $ (12,880) | $ (12,880) | $ (12,880) |
| Net income | - | - | - | - |
| Deficit at end of period | $ (12,880) | $ (12,880) | $ (12,880) | $ (12,880) |

See accompanying notes to the financial statements

## 1 BASIS OF PRESENTATION

911150 Alberta Ltd. (formerly "Thio-Pet Chemicals Ltd.") (the "Corporation") is a wholly-owned subsidiary of The Westaim Corporation (the "Parent") and was formed on December 29, 2000 by articles of amalgamation under the Business Corporations Act (Alberta).

The Corporation has been inactive since 2000.

All amounts are expressed in thousands of Canadian dollars except share data.

## 2 SIGNIFICANT ACCOUNTING POLICY

**Income taxes**

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

## 3 SHAREHOLDER LOAN

The shareholder loan is unsecured, non-interest bearing and is repayable to the Parent on demand.

## 4 CAPITAL STOCK

The Corporation's authorized share capital consists of an unlimited number of Class A voting common shares.

| | Number | Stated Capital |
|---|---|---|
| Balance at beginning and end of nine-month period ended September 30, 2004 and years ended December 31, 2003 and 2002 | 1,881 | $ 849 |

No dividends were paid on these shares in the nine-month periods ended September 30, 2004 and 2003 or the years ended December 31, 2003 and 2002.

## 5 INCOME TAXES

The Corporation's effective tax rate approximates 34% (2003 – 37%, 2002 – 39%).

The Corporation has accumulated non-capital losses for income tax purposes of approximately $10,251 (2003 – $10,251; 2002 – $10,251) that can be used to offset income in future periods. A full valuation allowance has been recorded against the future income tax asset related to these losses. These losses expire as follows:

| Year of expiry | |
|---|---|
| 2005 | $ 4,509 |
| 2006 | 5,132 |
| 2007 | 127 |
| 2008 | 483 |

# APPENDIX I

## INFORMATION CONCERNING KETCH RESOURCES TRUST

## TABLE OF CONTENTS

## INFORMATION CONCERNING KETCH RESOURCES TRUST

### Structure

The Trust is an open–ended unincorporated, limited purpose, mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1240, 407 – 2nd Street, S.W., Calgary, Alberta, T2P 2Y3. The Trust was established to, among other things:

- participate in the Plan of Arrangement, including without limitation, investing in the NPI;
- investing in the securities of any other entity, including without limitation, bodies corporate, partnerships or trusts, and borrowing funds or otherwise obtaining credit for that purpose;
- investing in loans or other advances to AmalgamationCo or any Affiliate or subsidiary of the Trust or AmalgamationCo;
- investing in royalties in respect of Oil and Natural Gas Properties and making any deferred royalty purchase payments which may be required with respect to such royalties; provided however that in no event shall the Trust invest in any royalties which constitute an interest in land or a covenant running with the properties with respect to which such royalties relate;
- dispose of any part of the property of the Trust, including, without limitation, any securities of AmalgamationCo;
- temporarily investing in cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other Permitted Investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and
- paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

The Trustee is prohibited from investing in or authorizing the acquisition of any investment which (a) is "foreign property" (as defined in the Tax Act) if the acquisition would cause the Trust Units to be treated as "foreign property" for purposes of the Tax Act, or (b) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

The Trustee may declare payable to the Trust Unitholders all or any part of the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be from the interest received on the principal amount of Notes and income under the NPI Agreement. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes. The Trust expects to make monthly cash distributions to Trust Unitholders (commencing February 15, 2005, assuming the Effective Date is January 18, 2004 and assuming a first Distribution Record Date of January 31, 2005) of the interest income earned from the Notes and the income earned under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units. See *"Pro Forma Distributable Cash"* and *"Illustrative Distributable Cash"*.

### AmalgamationCo

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo #1, Ketch, AcquisitionCo #2 and Bear Creek. As a result, AmalgamationCo will own all of the assets of Ketch other than the Kereco Assets which will be transferred to Kereco pursuant to the Arrangement and all of the assets of Bear Creek other than the Bear Ridge Assets which will be transferred to Bear Ridge pursuant to the Arrangement. AmalgamationCo will retain all of the liabilities of Bear Creek (except for $2 million in bank debt being assumed by Bear Ridge) and Ketch (except for $3 million in bank debt being assumed by Kereco), including liabilities relating to corporate and income tax matters. **The disclosure in this Appendix has been prepared assuming that the Arrangement has become effective and that the Kereco Assets have been transferred to**

**Kereco and the Bear Ridge Assets have been transferred to Bear Ridge.** For further information on the Plan of Arrangement, see the section of the Information Circular entitled "*The Arrangement*".

The Trust will be the sole shareholder of the common shares of AmalgamationCo. AmalgamationCo will continue to carry on an oil and natural gas business similar to that carried on by Bear Creek and Ketch prior to the Arrangement becoming effective.

The head office of AmalgamationCo will be located at Suite 1240, 407 – 2nd Street, S.W., Calgary, Alberta, T2P 2Y3, and its registered office will be located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

## DISCLOSURE OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Certain information relating to the oil and natural gas properties discussed in this Appendix is limited to the period of time during which Bear Creek or Ketch were the owners of such properties. Any information relating to periods prior to the effective date of such acquisitions is based upon publicly available information or the records of Bear Creek or Ketch, as the case may be. While Bear Creek and Ketch have no reason to believe that such information is not accurate, Bear Creek and Ketch can provide no assurance that such information is accurate.

The principal business of AmalgamationCo will be to acquire, explore, develop and produce oil and natural gas reserves in western Canada.

### Oil and Natural Gas Reserves

The following tables set forth certain information relating to the Trust's crude oil, NGL and natural gas reserves and the estimated present worth of future net cash flows associated with such reserves, as at October 1, 2004, as evaluated by GLJ in the Trust Engineering Report based on constant and forecasted price assumptions. The information set forth below is derived from the Trust Engineering Report which was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51–101 and the COGE Handbook. The tables summarize the data contained in the Trust Engineering Report and, as a result, may contain slightly different numbers than the Trust Engineering Report due to rounding. **All evaluations of future net cash flows are stated prior to provision for indirect costs and after deduction of royalties, estimated future capital expenditures and well abandonment and lease reclamation costs. It should not be assumed that the present values of estimated future net cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.**

Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.

The Report on Reserves Data by GLJ in Form 51-101F2 and the Report of Management and Directors on Reserves Data and Other Information in Form 51-101F3 are included in Appendix N to the Information Circular.

All of AmalgamationCo's reserves are in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

# SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF OCTOBER 1, 2004 CONSTANT PRICES AND COSTS

| | Reserves | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Light And Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| Reserves Category | (mbbl) | (mbbl) | (mbbl) | (mbbl) | (mmcf) | (mmcf) | (mbbl) | (mbbl) |
| Proved Developed Producing | 1,989 | 1,626 | 30 | 25 | 59,006 | 44,454 | 1,569 | 1,083 |
| Proved Developed Non–Producing | 330 | 289 | 86 | 72 | 13,981 | 10,644 | 456 | 321 |
| Proved Undeveloped | 335 | 247 | 29 | 25 | 7,545 | 5,286 | 86 | 50 |
| Total Proved | 2,655 | 2,162 | 145 | 122 | 80,532 | 60,384 | 2,112 | 1,454 |
| Probable | 899 | 742 | 30 | 25 | 23,560 | 18,043 | 547 | 377 |
| Total Proved Plus Probable | 3,553 | 2,904 | 175 | 147 | 104,091 | 78,427 | 2,659 | 1,831 |

| | Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year) [(1)] | | | | |
|---|---|---|---|---|---|
| | 0 | 5 | 10 | 15 | 20 |
| Reserves Category | (M$) | (M$) | (M$) | (M$) | (M$) |
| Proved Producing | 315,160 | 264,522 | 229,510 | 203,739 | 183,933 |
| Proved Non–Producing | 64,129 | 51,383 | 43,142 | 37,275 | 32,844 |
| Proved Undeveloped | 31,906 | 27,725 | 25,022 | 22,879 | 21,071 |
| Total Proved | 411,195 | 343,629 | 297,674 | 263,893 | 237,849 |
| Probable | 125,220 | 91,318 | 71,552 | 58,620 | 49,532 |
| Total Proved Plus Probable | 536,415 | 434,947 | 369,226 | 322,514 | 287,380 |

**Note:**

(1) Net Present Values of Future Net Revenue after income taxes have not been included because the Trust will not be taxable.

# TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF OCTOBER 1, 2004 CONSTANT PRICES AND COSTS[(1)]

| Reserves Category | Revenue (M$) | Royalties (M$) | Operating Costs (M$) | Development Costs (M$) | Well Abandonment Costs (M$) | Future Net Revenue Before Income Taxes (M$) |
|---|---|---|---|---|---|---|
| Proved Reserves | 725,382 | 169,523 | 120,702 | 19,474 | 4,487 | 411,195 |
| Proved Plus Probable | 941,798 | 217,986 | 155,507 | 27,071 | 4,819 | 536,415 |

**Note:**

(1) Future Net Revenue after income taxes has not been included because the Trust will not be taxable.

**FUTURE NET REVENUE**
**BY PRODUCTION GROUP**
**AS OF OCTOBER 1, 2004**
**CONSTANT PRICES AND COSTS**

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$) |
|---|---|---|
| Proved | Light and Medium Crude Oil (including solution gas and other by–products) | 22,550 |
| | Heavy Oil (including solution gas and other by–products) | 6,664 |
| | Natural Gas (including by–products but excluding solution gas from oil wells) | 267,344 |
| | Other Company Revenue/costs | 1,116 |
| Proved Plus Probable | Light and Medium Crude Oil (including solution gas and other by–products) | 31,246 |
| | Heavy Oil (including solution gas and other by–products) | 7,829 |
| | Natural Gas (including by–products but excluding solution gas from oil wells) | 329,035 |
| | Other Company Revenue/costs | 1,116 |

**SUMMARY OF OIL AND GAS RESERVES**
**AND NET PRESENT VALUES OF FUTURE NET REVENUE**
**AS OF OCTOBER 1, 2004**
**FORECAST PRICES AND COSTS**

| | Reserves | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | |
| Reserves Category | Gross (mbbl) | Net (mbbl) | Gross (mbbl) | Net (mbbl) | Gross (mmcf) | Net (mmcf) | Gross (mbbl) | Net (mbbl) |
| Proved Developed Producing | 1,965 | 1,616 | 30 | 25 | 58,919 | 44,380 | 1,568 | 1,090 |
| Proved Developed Non–Producing | 329 | 288 | 86 | 72 | 13,979 | 10,641 | 456 | 323 |
| Proved Undeveloped | 333 | 250 | 29 | 25 | 7,538 | 5,283 | 86 | 50 |
| Total Proved | 2,627 | 2,154 | 145 | 122 | 80,435 | 60,305 | 2,111 | 1,462 |
| Probable | 883 | 739 | 30 | 25 | 23,500 | 17,953 | 547 | 380 |
| Total Proved Plus Probable | 3,510 | 2,893 | 175 | 147 | 103,935 | 78,258 | 2,657 | 1,842 |

| | Net Present Values of Future Net Revenue | | | | |
|---|---|---|---|---|---|
| | Before Income Taxes Discounted At (%/year) [(1)] | | | | |
| Reserves Category | 0 (M$) | 5 (M$) | 10 (M$) | 15 (M$) | 20 (M$) |
| Proved Developed Producing | 287,365 | 245,649 | 216,529 | 194,809 | 177,887 |
| Proved Developed Non–Producing | 58,385 | 47,413 | 40,369 | 35,337 | 31,503 |
| Proved Undeveloped | 30,373 | 26,666 | 24,385 | 22,569 | 21,009 |
| Total Proved | 376,123 | 319,728 | 281,284 | 252,716 | 230,399 |
| Probable | 108,459 | 80,747 | 64,779 | 54,221 | 46,673 |
| Total Proved Plus Probable | 484,582 | 400,475 | 346,062 | 306,937 | 277,072 |

**Note:**

(1) Net Present Values of Future Net Revenue after income taxes have not been included because the Trust will not be taxable.

**TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF OCTOBER 1, 2004 FORECAST PRICES AND COSTS [(1)]**

| Reserves Category | Revenue (M$) | Royalties (M$) | Operating Costs (M$) | Development Costs (M$) | Well Abandonment Costs (M$) | Future Net Revenue Before Income Taxes (M$) |
|---|---|---|---|---|---|---|
| Proved Reserves | 694,796 | 163,525 | 130,096 | 19,806 | 5,245 | 376,123 |
| Proved Plus Probable | 895,810 | 208,269 | 169,709 | 27,488 | 5,762 | 484,582 |

**Note:**

(1) Future Net Revenue after income taxes has not been included because the Trust will not be taxable.

**FUTURE NET REVENUE BY PRODUCTION GROUP AS OF OCTOBER 1, 2004 FORECAST PRICES AND COSTS**

| Reserves Category | Production Group | Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$) |
|---|---|---|
| Proved Reserves | Light and Medium Crude Oil (including solution gas and other by–products) | 13,325 |
| | Heavy Oil (including solution gas and other by–products) | 5,534 |
| | Natural Gas (including by–products but excluding solution gas from oil wells) | 261,063 |
| Proved Plus Probable | Light and Medium Crude Oil (including solution gas and other by–products) | 17,510 |
| | Heavy Oil (including solution gas and other by–products) | 6,381 |
| | Natural Gas (including by–products but excluding solution gas from oil wells) | 320,810 |

**Notes:**

(1) Columns may not add due to rounding.

(2) "**Gross**" means AmalgamationCo's total working interest before royalties owned by others and without including any royalty interest owned by AmalgamationCo.

"**Net**" means AmalgamationCo's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non–producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut–in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non–Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut–in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Trust Engineering Report operating costs are assumed to escalate at 1.5 percent per annum. Crude oil and natural gas base case prices as forecast by GLJ effective October 1, 2004 are as follows.

**SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS**
**AS OCTOBER 1, 2004**
**FORECAST PRICES AND COSTS**

| | OIL | | | | | EDMONTON LIQUIDS PRICES | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | Cromer Medium 29.3° API ($Cdn/bbl) | NATURAL GAS AECO Gas Price-Spot ($Cdn/mmbtu) | Propane ($Cdn/bbl) | Butane ($Cdn/bbl) | Pentanes Plus ($Cdn/bbl) | Inflation Rates(A) %/Year | Exchange Rate(B) ($US/$Cdn) |
| Forecast | | | | | | | | | | |
| Q4/2004 | 46.00 | 58.50 | 35.50 | 52.75 | 6.90 | 37.50 | 41.50 | 59.00 | 1.5 | 0.770 |
| 2005 | 40.00 | 51.00 | 34.50 | 46.00 | 7.00 | 32.75 | 36.25 | 51.50 | 1.5 | 0.770 |
| 2006 | 36.00 | 46.00 | 30.75 | 41.50 | 6.70 | 29.50 | 32.75 | 46.50 | 1.5 | 0.770 |
| 2007 | 33.00 | 42.00 | 27.75 | 37.75 | 6.35 | 27.00 | 29.75 | 42.50 | 1.5 | 0.770 |
| 2008 | 32.00 | 40.75 | 27.00 | 36.75 | 6.10 | 26.00 | 29.00 | 41.25 | 1.5 | 0.770 |
| 2009 | 31.00 | 39.50 | 26.00 | 35.50 | 5.90 | 25.25 | 28.00 | 40.00 | 1.5 | 0.770 |
| 2010 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2011 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2012 | 30.00 | 38.25 | 25.00 | 34.50 | 5.70 | 24.50 | 27.25 | 38.75 | 1.5 | 0.770 |
| 2013 | 30.50 | 38.75 | 25.50 | 34.75 | 5.85 | 24.75 | 27.50 | 39.25 | 1.5 | 0.770 |
| 2014 | 31.00 | 39.25 | 26.00 | 35.25 | 5.90 | 25.00 | 27.75 | 39.75 | 1.5 | 0.770 |
| Thereafter | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | +1.5% | 0.770 |

Notes:

(A) Inflation rates for forecasting prices and costs.
(B) Exchange rates used to generate the benchmark reference prices in this table.

(4) Weighted average historical prices realized by Bear Creek and Ketch for the AmalgamationCo Assets for the nine months ended September 30, 2004, were $6.90/mcf for natural gas, and $42.65/bbl for Oil and NGL's. Transportation expense has been included in the realized price to align with pricing assumptions contained in the Trust Engineering Report.

(5) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Trust Engineering Report. Product prices were not escalated beyond October 1, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation).

SUMMARY OF PRICING ASSUMPTIONS
AS OF OCTOBER 1, 2004
CONSTANT PRICES AND COSTS

| | OIL | | | | NATURAL GAS | EDMONTON LIQUID PRICES | | | |
|---|---|---|---|---|---|---|---|---|---|
| Year | WTI Cushing Oklahoma ($US/bbl) | Edmonton Par Price 40° API ($Cdn/bbl) | Hardisty Heavy 12° API ($Cdn/bbl) | Cromer Medium 29.3° API ($Cdn/bbl) | AECO Gas Price ($Cdn/mmbtu) | Propane ($Cdn/bbl) | Butane ($Cdn/bbl) | Pentanes Plus ($Cdn/bbl) | Exchange Rate ($US/$Cdn) |
| 2004 | 49.64 | 66.62 | 43.62 | 60.87 | 5.64 | 45.62 | 49.62 | 67.37 | 0.7912 |

**Notes:**

(1) All of the Proved Producing Reserves evaluated in the Trust Engineering Report were on production at October 1, 2004.

(2) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the Trust Engineering Report are based were determined in accordance with generally accepted evaluation practices. No field inspections were conducted.

(3) ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. AmalgamationCo will qualify for the maximum ARTC.

(4) Estimated future abandonment and reclamation costs have been taken into account by GLJ in determining the aggregate future net revenue attributed to a property.

### Future Development Costs

The following table sets forth development costs deducted in the estimation of the future net revenue for the AmalgamationCo Assets attributable to the reserve categories noted below.

| | Forecast Prices and Costs | | Constant Prices and Costs |
|---|---|---|---|
| Year | Proved Reserves (M$) | Proved Plus Probable Reserves (M$) | Proved Reserves (M$) |
| 2004 | 3,676 | 5,757 | 3,676 |
| 2005 | 14,202 | 19,866 | 13,992 |
| 2006 | 525 | 528 | 510 |
| 2007 | 0 | 0 | 0 |
| 2008 | 5 | 5 | 5 |
| Total: Undiscounted | 19,806 | 27,488 | 19,474 |
| Total: Discounted at 10%/year | 18,167 | 25,437 | 17,893 |

In all years of the economic forecasts, the net revenues from AmalgamationCo's reserves are well in excess of the estimated future development costs. Therefore, AmalgamationCo can meet the funding requirements for future development entirely out of its cash flow and requires no other sources in order to develop the Proved Reserves or Probable Reserves. As a result, interest or other costs of external funding are not included in the reserves and future net revenue estimates.

**Proven and Probable Undeveloped Reserves**

Nearly all of the Proved Undeveloped Reserves of AmalgamationCo fall within the following categories:

- Wells budgeted and scheduled to be drilled or worked over in 2004/2005
- Oil pools with secondary recovery schemes that are expected to have further waterflood response; and
- Secondary zones which will be brought on production once the primary zone has been depleted.

AmalgamationCo will not carry proved undeveloped reserves for long periods of time unless there is a valid reason to delay the onset of production.

Fifty seven percent of the Probable Reserves of AmalgamationCo are attributed to better performance of reserves from producing wells. The remaining 43 percent result from identified step–out drilling locations, recompletions of existing wells and tie–in of additional reserves. While these assets do not yet meet the required confidence factor for a booking in the proved category, they are anticipated to proceed in the near term. AmalgamationCo will aggressively work with these identified assets in order to place the hydrocarbons on production at the earliest feasible date.

**Significant Factors or Uncertainties**

The evaluated oil and gas properties owned by AmalgamationCo after giving effect to the Arrangement have no material extraordinary risks or uncertainties beyond those which are inherent in an oil and gas producing company.

**Principal Properties**

The following is a description of the oil and natural gas properties in which AmalgamationCo will have an interest following the Arrangement, as at October 1, 2004. Unless otherwise specified, gross and net acres and well count information are as at September 30, 2004.

AmalgamationCo will operate in five core regions in western Canada with operations in northern Alberta, Peace River Arch, west central Alberta, east central Alberta and southeast Saskatchewan. AmalgamationCo will be the operator of the majority of its properties and will have long tenure undeveloped acreage in its core areas. These areas will provide AmalgamationCo with sustainable production and significant growth. These areas provide multi-zone prospects, with predominantly year round access with existing ownership in under-utilized gathering and processing facilities. All of the 2005 capital program of AmalgamationCo will be directed in these areas.

AmalgamationCo's production as of September 30, 2004 is estimated to be 9,300 boe/d.


ALBERTA
SASKATCHEWAN
B.C.
NORTHERN ALBERTA
PEACE RIVER ARCH
WEST CENTRAL ALBERTA
EAST CENTRAL ALBERTA
SOUTHEAST SASKATCHEWAN
USA
KETCH RESOURCES TRUST
82
61:40
60:50
60:00

### *Alberta*

AmalgamationCo will acquire strong land and production bases in four areas of Alberta, the northern Alberta area of Fontas, the Peace River Arch areas of Boundary Lake, Cecil and Hamelin, the west central Alberta areas of Westerose, Brazeau/Ferrier and Garrington, and the east central Alberta areas of Camrose, Golden Spike and Skaro. These high working interest assets are located in highly active drilling areas with multi-zone shallow to medium and occasional deep depth targets. The majority of the properties are operated with significant facility and infrastructure ownership. This ownership will afford AmalgamationCo with control of access to markets and low operating cost. The Alberta properties account for 98 percent of the total Proved Reserves of AmalgamationCo.

#### Northern Alberta

The northern Alberta assets are located within approximately 620 kilometres northwest of Edmonton, Alberta. AmalgamationCo's interests in northern Alberta account for 27 percent of its total Proved Reserves. As of September 2004 the northern Alberta properties were producing 1,816 boe/d. The primary property in this area is Fontas. The productive horizons are generally gas prone Mississippian in age and are characterized as shallow to medium depth along with established processing infrastructure.

***Fontas.*** The Fontas property is a primary source of natural gas production that continues to offer tremendous upside potential. AmalgamationCo will operate this property with a 62 percent average working interest. Multi-well shallow gas pools with numerous gas recovery enhancement possibilities and development opportunities characterize this area. Also, AmalgamationCo will operate six strategically located gas processing facilities and over 200 kilometres of gas gathering pipelines.

*Peace River Arch*

The Peace River Arch assets are located approximately 440 kilometres northwest of Edmonton, Alberta. AmalgamationCo's interests in the Peace River Arch account for 24 percent of its total Proved Reserves. As of September 2004 the Peace River Arch properties were producing 3,089 boe/d. The interests in the Peace River Arch area are centered at Boundary Lake, Cecil, Hamelin and other minor properties. The productive horizons on these properties are generally characterized as having shallow to deep target depths, multi-zone and are gas prone. The area has significant underutilized facilities that supports quick turnaround and on stream production.

***Boundary Lake/Cecil.*** The Boundary Lake/Cecil property is a mature area characterized as low to medium risk at drill depths ranging from 600 meters to 2,200 meters. The property is located 435 kilometres northwest of Edmonton, Alberta. AmalgamationCo will hold an average 69 percent working interest in this area. The Boundary/Cecil area is characterized by multi-zone, shallow to medium drill depths and both structural and stratigraphic style plays. The target production is both oil and gas in Cretaceous, Triassic and Devonian reservoirs. AmalgamationCo will hold a 100 percent working interest in the seven mmcf/d capacity gas processing facility in Worsely and 10 percent working interest in a 50 mmcf/d gas processing facility at Cecil.

***Hamelin.*** The Hamelin property is located in a natural gas prone area 390 kilometres northwest of Edmonton, Alberta. AmalgamationCo will hold an average 77 percent working interest in the production coming out of this property. The area is characterized by multi-zone Cretaceous clastic and Devonian carbonate reservoirs at drill depths ranging from less than 600 meters to greater than 2,000 meters. The exploitation and exploration targets in the Hamelin area are a combination of both structural and stratigraphic plays utilizing extensive 3-D seismic data. Optimization of existing Wabamun, Belloy and Cretaceous pools within a well established infrastructure fairway will provide AmalgamationCo with continued development opportunities.

*West Central Alberta*

The west central Alberta assets are contained in the area west of the fifth Meridian and encompassing the area between Calgary and Edmonton and west to the sixth meridian. AmalgamationCo's interests in the west central Alberta area account for 28 percent of its total Proved Reserves. As of September 2004 the west central Alberta properties were producing 2,473 boe/d. The interests in the west central Alberta area are centered at Westerose/Westerose South Banff "C" Oil Unit, Brazeau/Ferrier, Garrington, and minor interests in seven gas and oil units. The productive horizons on these properties are generally characterized as Mississippian, Jurassic and Cretaceous reservoirs at depths ranging between 1,000 metres to 3,000 metres. The area is noted for year-round access, multi-zone potential, high quality long life natural gas and light oil reserves and abundant infrastructure and processing capacity.

***Westerose.*** The Westerose property is approximately 64 kilometres southwest of Edmonton, Alberta. AmalgamationCo will operate approximately 53 percent of its total sales production in Westerose, which includes predominantly all its natural gas properties. AmalgamationCo will also operate five compressor stations and 80 kilometres of pipeline gathering facilities that are connected to the Keyspan Rimbey gas plant.

***Westerose South Banff "C" Oil Unit.*** The Westerose South Banff "C" Oil Unit is located within the Westerose area. AmalgamationCo will hold a 46 percent working interest in Banff "C" Unit, which was estimated by GLJ at 31 mmbbls of original oil in place. Cumulative production for the unit was 2.8 mmbbls of original oil (9.2 percent recovery of original oil in place) at October 1, 2004. GLJ has assigned a primary recovery factor of 21 percent for Proved Reserves. The reservoir in the Banff "C" Unit is a carbonate that is conducive to secondary recovery through waterflooding based on analogous pools and engineering studies completed on the unit. Waterflood operations commenced in the Banff "C" Oil Unit during 2003 and continued through 2004 with the benefit of the waterflood response expected to be realized in 2005.

***Brazeau/Ferrier***. The Brazeau/Ferrier properties are located within approximately 72 kilometres southwest of Edmonton, Alberta. AmalgamationCo will hold a 66 percent average working interest in this area. This area is generally gas prone with high yield natural gas liquids. The gas production in the Brazeau/Ferrier area is generally from drill depths of 2,000 metres to 3,000 metres and contained in porous carbonates from the Mississippian age Elkton and Shunda formations and from a number of Jurassic and Cretaceous aged clastic reservoirs.

***Garrington.*** The Garrington property is approximately 54 kilometres north of Calgary, Alberta. AmalgamationCo will hold a 40 percent average working interest in this area. The property is the south extension of the Innisfail Pekisko "E" gas pool. This area is characterized by liquid rich gas prone Mississippian age Pekisko and is developed with horizontal wells on 640 acres spacing with the potential of downspacing to 320 acres.

East Central Alberta

The East Central Alberta assets are located east of the fifth meridian continuing to the border between Alberta and Saskatchewan. AmalgamationCo's interests in east central Alberta account for 17 percent of its total Proved Reserves. As of September 2004 the east central Alberta properties were producing 1,126 boe/d. The interests in the east central Alberta area are centered at Camrose, Golden Spike, Skaro and certain other minor properties. The area is predominantly gas weighted with moderate potential for oil. The productive horizons on these properties are generally characterized as low to medium risk at drill depths ranging from less than 1,000 metres to 1,500 metres. The primary targets on these lands are Cretaecous age clastics with other potential in Devonian age carbonates. Additionally, the developed production infrastructure within this area provides short drill to on stream cycle times.

***Camrose.*** The Camrose property is located 25 kilometres southeast of Edmonton, Alberta. AmalgamationCo will be operator and hold a 100 percent working interest in this property. The Camrose property is characterized as having shallow, low risk development targets from less than 600 meters within the Upper Cretaceous Belly River sandstones to 1,400 meters in the Lower Cretaceous Ostracod and Ellerslie sandstones. Production and prospects in this area are generally medium gravity oil and natural gas prone with shallow Coal Bed Methane potential.

***Golden Spike.*** The Golden Spike property is located only 10 kilometres southwest of Edmonton, Alberta. This area has been a historical oil producing area since the discovery of oil in the Devonian Leduc reefs during the 1940's. AmalgamationCo will be operator and hold a 100 percent working interest in all zones above the Leduc Formation along with numerous suspended wellbores. These wellbores were originally drilled for Leduc production, however, are now available for low cost, low risk uphole recompletions in various zones. The uphole productive zones are Devonian Nisku and Wabamun carbonates and Cretaceous Ellerslie, Glauconite, Viking and Belly River sandstones draped over the deeper Leduc structure. The production is primarily gas prone with some light oil opportunities. The area has well established sweet and sour gas processing capacity at competitive midstream operated facilities.

***Skaro.*** The Skaro property is located 50 kilometres northeast of Edmonton, Alberta. AmalgamationCo will be operator of 16 sections of land with 100 percent working interest. Production in this area is generally medium gravity oil at depths less than 900 metres. The Skaro property is positioned in a productive Cretaceous Ellerslie channel trend offset by numerous commercial, multi-well oil pools. The Skaro property will give AmalgamationCo exposure to horizontal delineation development drilling in two new oil pool discoveries and utilization of existing 3-D seismic data for continued new pool exploration.

***Non-core, Alberta.*** The non-core Alberta properties account for less than one percent of AmalgamationCo's total Proved Reserves. The properties are located through-out Alberta and are centered in the following areas, Bow Island, Caroline, Grand Forks, Hays, Hussar, Innisfail, Mitsue, Ronalane, Sehtaneh and Sturgeon Lake.

***Saskatchewan***

AmalgamationCo will have operations in five light oil properties in southeastern Saskatchewan with the primary property centered at Hazelwood. The Saskatchewan properties account for only two percent of AmalgamationCo's total Proved Reserves.

*Southeast Saskatchewan.*

This area exposes AmalgamationCo to low-risk, light oil targets and production. The area has year-round access with drilling depths of 1,000 metres to 1,500 metres targeting Mississippian age reservoirs. As of September 2004 the southeast Saskatchewan properties were producing 429 boe/d. The main productive zones include the Tilston, Alida, Frobisher and Midale formations. The producing properties in this core area are Hazelwood, Glen Ewen, Weir Hill and other minor properties. Most of the reservoirs contain high-quality oil, with an average API gravity of 32°.

***Hazelwood.*** The Hazelwood property is approximately 100 kilometres southeast of Regina. AmalgamationCo will hold a 50 percent working interest in this property. The property consists of two new Tilston oil pool discoveries with on going horizontal well development plans and a large contiguous undeveloped land position supported by 3-D seismic data. Also, AmalgamationCo will have a 50 percent ownership in a 6,500 bbls/d total fluid battery complete with flow lines and a water disposal well.

***Oil and Gas Wells***

The following table sets forth the number and status of wells in which AmalgamationCo will have a working interest after giving effect to the Arrangement.

| | Oil Wells | | | | Natural Gas Wells | | | |
|---|---|---|---|---|---|---|---|---|
| | Producing | | Non–Producing | | Producing | | Non–Producing | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| Alberta | 98 | 21 | 12 | 4 | 253 | 112 | 177 | 90 |
| British Columbia | – | – | – | – | 2 | 1 | 2 | 2 |
| Saskatchewan | 31 | 15 | 3 | 2 | – | – | – | – |
| Total | 129 | 36 | 15 | 6 | 255 | 113 | 179 | 92 |

**Notes:**

(1) "**Gross**" means the total number of wells in which AmalgamationCo will acquire an interest.

(2) "**Net**" means the number of wells obtained by aggregating the working interest to be acquired by AmalgamationCo in each of its gross wells.

***Properties with no Attributable Reserves***

AmalgamationCo's undeveloped land holdings upon completion of the Arrangement will consist of 317,857 gross acres and 222,500 net acres of land.

AmalgamationCo expects that rights to explore, develop and exploit 60,300 net acres of its undeveloped land holdings may expire by December 31, 2005.

## Forward Contracts

AmalgamationCo has exposure to commodity price fluctuations of petroleum and natural gas and manages a portion of this risk by entering into forward contracts. As of September 30, 2004 AmalgamationCo has 15,000 GJ/day of natural gas physical contracts out to March 2005. See "*Selected Consolidated Financial Information and Management's Discussion and Analysis- Liquidity and Capital Resources*" in this Appendix.

## Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by AmalgamationCo for the periods indicated.

| | Abandonment and Reclamation Costs Escalated at 1.5% Undiscounted (M$) | Abandonment and Reclamation Costs Escalated at 1.5% Discounted at 10% (M$) |
|---|---|---|
| Total as at September 30, 2004 | 5,762 | 2,392 |
| Anticipated to be paid in 2005 | 91 | 82 |
| Anticipated to be paid in 2006 | 211 | 170 |
| Anticipated to be paid in 2007 | 263 | 192 |

Bear Creek and Ketch estimate the costs to abandon and reclaim all their shut in and producing wells, facilities, gas plants, pipelines, batteries and satellites. Bear Creek's and Ketch's model for estimating the amount and timing of future abandonment and reclamation expenditures was done on an operating area level. Estimated expenditures for each operating area are based on the Alberta Energy Utilities Board methodology which details the cost of abandonment and reclamation in each specific geographic region. Each region was assigned an average cost per well to abandon and reclaim the wells in that area. Abandonment and reclamation costs have been estimated over approximately a 42 year period. Facility reclamation costs are scheduled to be incurred in the year following the end of the reserve life of its associated reserves. As at September 30, 2004, Bear Creek and Ketch expected to incur reclamation and abandonment costs in respect of 247 wells (net) comprising the AmalgamationCo Assets.

AmalgamationCo will be liable for its share of ongoing environmental obligations and for the ultimate reclamation of the properties held by it upon abandonment. Ongoing environmental obligations are expected to be funded out of cash flow. AmalgamationCo currently estimates that the future environmental and reclamation obligations net of salvage value in respect of the AmalgamationCo Assets will aggregate approximately $5.7 million escalated at 1.5 percent per year.

***Tax Horizon***

The Trust will not be taxable provided all income is otherwise paid or payable to Trust Unitholders every year.

***Capital Expenditures***

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) incurred by Bear Creek and Ketch with respect to the AmalgamationCo Assets for the nine months ended September 30, 2004:

| Expenditures | M$ |
|---|---|
| Property acquisition costs – Unproved properties (1) | 3,942 |
| Property acquisition costs – Proved properties | 2,780 |
| Exploration costs | 9,002 |
| Development costs (2) | 57,985 |

**Notes:**

(1) Cost of land acquired, geological and geophysical capital expenditures and drilling costs for 2004 exploration wells drilled.

(2) Development and facilities capital expenditures.

***Exploration and Development Activities***

The following table sets forth the gross and net exploratory and development wells on the AmalgamationCo Assets in which Bear Creek and Ketch participated during the nine months ended September 30, 2004:

| | Exploratory Wells | | Development Wells | |
|---|---|---|---|---|
| | Gross | Net | Gross | Net |
| Light and Medium Oil | 2 | 0.9 | 19 | 9.8 |
| Natural Gas | 10 | 4.9 | 24 | 11.0 |
| Service | - | - | 1 | 0.4 |
| Dry | 5 | 2.8 | 4 | 2.2 |
| Total: | 17 | 8.6 | 48 | 23.4 |

**Notes:**

(1) "**Gross**" means the total number of wells in which AmalgamationCo will acquire an interest.

(2) "**Net**" means the number of wells obtained by aggregating the working interest in each of its gross wells to be acquired by AmalgamationCo.

For details on the important current and likely exploration and development activities during 2004, see "*Disclosure of Reserves Data and Other Oil and Gas Information – Principal Properties*" in this Appendix.

### *Production Estimates*

The following table sets out the production volume for the AmalgamationCo Assets estimated as of September 2004 is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data and Other Oil and Gas Information – Oil and Natural Gas Reserves*" in this Appendix.

| | Average Daily Production – Constant Dollar Pricing | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Light and Medium Oil (bbls/d) | | Heavy Oil (bbls/d) | | Natural Gas (mcf/d) | | Natural Gas Liquids (bbls/d) | | Oil Equivalent (boe/d) | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| **Proved Producing** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 13,995 | 9,790 | 407 | 272 | 2.757 | 1,920 |
| Fontas | 0 | 0 | 0 | 0 | 9,646 | 7,099 | 0 | 0 | 1,608 | 1,183 |
| Westerose | 477 | 375 | 0 | 0 | 5,005 | 3,791 | 218 | 155 | 1,529 | 1,161 |
| Other Properties | 631 | 528 | 19 | 16 | 12,028 | 8,758 | 397 | 278 | 3,052 | 2,281 |
| Proved Producing | 1,126 | 919 | 19 | 16 | 40,674 | 29,437 | 1,021 | 705 | 8,945 | 6,546 |
| **Total Proved** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 16,287 | 11,394 | 522 | 349 | 3,253 | 2,264 |
| Fontas | 0 | 0 | 0 | 0 | 9,646 | 7,099 | 0 | 0 | 1,608 | 1,183 |
| Westerose | 477 | 375 | 0 | 0 | 5,153 | 3,904 | 216 | 154 | 1,552 | 1,179 |
| Other Properties | 803 | 657 | 108 | 91 | 12,865 | 9,435 | 414 | 290 | 3,470 | 2,610 |
| Total Proved | 1,298 | 1,047 | 108 | 91 | 43,952 | 31,832 | 1,151 | 793 | 9,883 | 7,237 |
| **Total Proved Plus Probable** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 18,537 | 12,963 | 594 | 398 | 3,701 | 2,574 |
| Fontas | 0 | 0 | 0 | 0 | 10,159 | 7,456 | 0 | 0 | 1,693 | 1,243 |
| Westerose | 479 | 376 | 0 | 0 | 5,303 | 4,011 | 222 | 158 | 1,585 | 1,203 |
| Other Properties | 857 | 703 | 109 | 92 | 13,317 | 9,775 | 428 | 300 | 3,613 | 2,724 |
| Total Proved Plus Probable | 1,354 | 1,095 | 109 | 92 | 47,315 | 34,206 | 1,244 | 857 | 10,593 | 7,744 |

| | Average Daily Production – Forecast Pricing | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Light and Medium Oil | | Heavy Oil | | Natural Gas | | Natural Gas Liquids | | Oil Equivalent | |
| | (bbls/d) | | (bbls/d) | | (mcf/d) | | (bbls/d) | | (boe/d) | |
| | Gross | Net | Gross | Net | Gross | Net | Gross | Net | Gross | Net |
| **Proved Producing** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 13,995 | 9,790 | 407 | 273 | 2,757 | 1,921 |
| Fontas | 0 | 0 | 0 | 0 | 9,646 | 7,099 | 0 | 0 | 1,608 | 1,183 |
| Westerose | 477 | 375 | 0 | 0 | 5,005 | 3,791 | 218 | 155 | 1,529 | 1,161 |
| Other Properties | 631 | 528 | 19 | 16 | 12,028 | 8,758 | 397 | 278 | 3,052 | 2,282 |
| Proved Producing | 1,126 | 919 | 19 | 16 | 40,674 | 29,437 | 1,021 | 706 | 8,945 | 6,547 |
| **Total Proved** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 16,287 | 11,394 | 522 | 350 | 3,253 | 2,265 |
| Fontas | 0 | 0 | 0 | 0 | 9,646 | 7,099 | 0 | 0 | 1,608 | 1,183 |
| Westerose | 477 | 375 | 0 | 0 | 5,153 | 3,904 | 216 | 154 | 1,552 | 1,179 |
| Other Properties | 803 | 658 | 108 | 91 | 12,865 | 9,435 | 414 | 290 | 3,470 | 2,611 |
| Total Proved | 1,298 | 1,048 | 108 | 91 | 43,952 | 31,832 | 1,151 | 795 | 9,883 | 7,239 |
| **Total Proved Plus Probable** | | | | | | | | | | |
| Cecil/Hamelin | 18 | 16 | 0 | 0 | 18,537 | 12,963 | 594 | 399 | 3,701 | 2,575 |
| Fontas | 0 | 0 | 0 | 0 | 10,159 | 7,456 | 0 | 0 | 1,693 | 1,243 |
| Westerose | 479 | 376 | 0 | 0 | 5,303 | 4,011 | 222 | 158 | 1,585 | 1,203 |
| Other Properties | 857 | 704 | 109 | 92 | 13,317 | 9,756 | 428 | 300 | 3,613 | 2,722 |
| Total Proved Plus Probable | 1,354 | 1,096 | 109 | 92 | 47,315 | 34,187 | 1,244 | 858 | 10,593 | 7,743 |

### *Production History*

The following table summarizes certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the AmalgamationCo Assets for the periods indicated.

| | Three Months Ended | | | |
|---|---|---|---|---|
| | September 30, 2004 | June 30, 2004 | March 31, 2004 | December 31, 2003 |
| **Average Daily Production** [1] | | | | |
| Natural gas (Mcf/d) | 39,518 | 39,511 | 35,053 | 32,622 |
| Oil & NGL's (Bpd) | 1,780 | 1,453 | 1,352 | 1,341 |
| Oil Equivalent (Boe/d) | 8,366 | 8,038 | 7,194 | 6,778 |
| **Average Price Received** | | | | |
| Natural gas ($/Mcf) | 6.42 | 6.86 | 6.60 | 6.24 |
| Oil & NGL's ($/Bbl) | 46.63 | 41.55 | 37.34 | 25.80 |
| Oil Equivalent ($/Boe) | 40.24 | 41.22 | 39.19 | 35.12 |
| **Royalties Paid** | | | | |
| Natural gas ($/Mcf) | 1.14 | 1.39 | 1.21 | 1.23 |
| Oil & NGL's ($/Bbl) | 7.77 | 7.46 | 7.32 | 4.97 |
| Oil Equivalent ($/Boe) | 7.04 | 8.18 | 7.29 | 6.89 |
| **Operating Expenses** [2][3][4] | | | | |
| Natural gas ($/Mcf) | 0.88 | 0.77 | 0.80 | 0.89 |
| Oil & NGL's ($/Bbl) | 5.15 | 5.62 | 5.81 | 5.33 |
| Oil Equivalent ($/Boe) | 5.26 | 4.80 | 5.00 | 5.36 |
| **Transportation Expenses** [5] | | | | |
| Natural gas ($/Mcf) | 0.28 | 0.22 | 0.31 | 0.24 |
| Oil & NGL's ($/Bbl) | 0.36 | 0.44 | 0.25 | 0.88 |
| Oil Equivalent ($/Boe) | 1.40 | 1.17 | 1.55 | 1.32 |
| **Netback Received**[6] | | | | |
| Natural gas ($/Mcf) | 4.12 | 4.47 | 4.28 | 3.88 |
| Oil & NGL's ($/Bbl) | 33.36 | 28.04 | 23.96 | 14.62 |
| Oil Equivalent ($/Boe) | 26.54 | 27.06 | 25.34 | 21.56 |

**Notes:**

(1) Before deduction of royalties.

(2) Operating Expenses are composed of direct costs incurred to operate both oil and gas wells. A number of assumptions have been made in allocating these costs between oil & NGL production and natural gas production.

(3) Operating recoveries associated with operated properties were excluded from operating expenses and accounted for as a reduction to general and administrative costs.

(4) Operating costs have not been allocated to the natural gas liquids netback presented but are borne by the primary product, natural gas.

(5) Transportation Expenses include all costs associated with the delivery of natural gas and crude oil to the point where title to the product changes from either Bear Creek or Ketch to a third party

(6) Netbacks are calculated by subtracting royalties, operating expenses and transportation expenses from revenues.

The following table indicates the gross average daily production from the important fields comprising the AmalgamationCo Assets as of September 30, 2004:

| | Light Crude Oil and NGL | Heavy Oil | Gas | Boe |
|---|---|---|---|---|
| | (bbls/d) | (bbls/d) | (mcf/d) | (boe/d) |
| Cecil/Hamelin | 130 | – | 9,408 | 1,698 |
| Fontas | 2 | – | 13,289 | 2,217 |
| Westerose | 636 | – | 3,672 | 1,248 |
| Other | 762 | – | 11,665 | 2,706 |
| Total | 1,530 | – | 38,034 | 7,869 |

Production from the AmalgamationCo Assets as of September 30, 2004 was 19 percent light quality crude oil and NGLs and 81 percent natural gas.

*Marketing*

Other than contracted sales estimated to be approximately 15,000 GJ/d of gas and 200 bbl/d oil, gas and oil sales will be priced on daily or monthly index sales. Crude oil and natural gas liquids will be priced based on the specific quality and location of the production.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

### Production Information

The following table summarizes the historical production for the AmalgamationCo Assets, before deduction of royalties, during the periods indicated:

| (000's) | Nine Months Ended September 30, 2004 | Year Ended December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| Natural Gas (mcf/d) | 38,034 | 27,176 | 4,391 |
| Oil & NGL's (bbls/d) | 1,530 | 1,126 | 879 |
| Oil Equivalent (boe/d) | 7,869 | 5,655 | 1,611 |

### Selected Unaudited Financial Information

The following table is a summary of selected unaudited pro forma consolidated financial information for the AmalgamationCo Assets for the periods indicated:

| ($000's) | Nine Months Ended September 30, 2004 | Year Ended December 31 | |
|---|---|---|---|
| | | 2003 | 2002 |
| Production revenue | 86,767 | 79,723 | 18,274 |
| Royalties | (16,373) | (18,702) | (4,695) |
| Operating expenses | (10,840) | (10,243) | (2,641) |
| Transportation expenses | (2,946) | (3,348) | (957) |
| Net operating income | 56,608 | 47,430 | 9,981 |

### Quarterly Information

The following is a summary of selected financial information of Bear Creek and Ketch for the AmalgamationCo Assets for the periods indicated:

| | Three Months Ended | | | |
|---|---|---|---|---|
| ($000's) | September 30, 2004 | June 30, 2004 | March 31, 2004 | December 31, 2003 |
| Production revenue | 30,955 | 30,148 | 25,664 | 21,901 |
| Net operating income | 20,359 | 19,741 | 16,508 | 13,510 |

| | Three Months Ended | | | |
|---|---|---|---|---|
| | September 30, 2003 | June 30, 2003 | March 31, 2003 | December 31, 2002 |
| Production revenue | 18,446 | 20,267 | 19,128 | 9,594 |
| Net operating income | 10,553 | 11,805 | 11,574 | 5,076 |

### Liquidity and Capital Resources

AmalgamationCo's need for capital will be both short–term and long–term in nature. Short–term working capital will be required to finance accounts receivable, drilling deposits and other similar short–term assets, while the acquisition and development of oil and natural gas properties requires large amounts of long–term capital. There are essentially four methods of financing the capital needs of AmalgamationCo: internally generated cash flow, long–term debt, equity, and farmout arrangements.

AmalgamationCo will have a bank facility of approximately $110 million in place prior to the Effective Date. AmalgamationCo will prudently use its bank loan facility to finance its operations as required. It is expected that this will be the case, particularly in respect of financing the acquisition of producing properties.

In respect of equity financings, there is an active market for this form of financing for Canadian oil and natural gas issuers. The Trust anticipates that it will make use of this form of financing for any significant expansion in AmalgamationCo's capital programs.

All of AmalgamationCo's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. AmalgamationCo has no control over government intervention or taxation levels in the oil and natural gas industry.

The pro forma liability for asset retirement obligations relating to the AmalgamationCo Assets was $6.1 million as at September 30, 2004. AmalgamationCo intends to review the asset retirement costs annually. The liability is the fair value of the estimated future costs to abandon and reclaim the AmalgamationCo Assets discounted at a credit adjusted risk free rate of seven percent. The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to earnings, and for revisions to the estimated future cash flows.

AmalgamationCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. AmalgamationCo understands that the AmalgamationCo Assets are in substantial compliance, in all material respects, with current environmental legislation and will work with governmental environmental agencies to maintain this level of compliance.

Although AmalgamationCo has no set policy, management of AmalgamationCo may use financial instruments to reduce corporate risk in certain situations. AmalgamationCo's strategy for natural gas and crude oil production is to hedge existing or to be acquired production at the discretion of management, to help guarantee a return or to facilitate financings when concluding a business transaction. AmalgamationCo will have the following hedging commitments in place upon completion of the Arrangement:

| Contract | Volume | Pricing Point | Strike Price | Cost/Premium | Term |
|---|---|---|---|---|---|
| Natural Gas | | | | | |
| Forward | 5,000 GJ/d | AECO | Daily-Monthly | N/A | Nov 1/04 – Mar 31/05 |
| Costless collar[1] | 10,000 GJ/d | AECO | CDN$6.50–CDN$9.32 | N/A | Nov 1/04 – Mar 31/05 |
| Costless collar[1] | 5,000 GJ/d | AECO | CDN$6.75–CDN$10.25 | N/A | Nov 1/04 – Mar 31/05 |

**Note:**

(1) Collar strike price indicates minimum floor and maximum ceiling.

Prior to the Effective Date, Bear Creek and/or Ketch may enter into additional hedging commitments.

## ADDITIONAL INFORMATION RESPECTING THE TRUST

### Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit will entitle the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding–up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions by the Trust, and in the event of termination or winding–up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable subject to compliance with Canadian securities laws, is not subject to any conversion or pre–emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see *"Redemption Right"*).

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either AmalgamationCo or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from AmalgamationCo and the ability of AmalgamationCo to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

**The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation, as it does not carry on or intend to carry on the business of a trust company.**

**Trust Warrants**

The Trust Indenture allows for the creation of the Trust Warrants. In connection with the Trust Initial Private Placement, the Trust will issue up to 486,111 Trust Warrants, each Trust Warrant entitling the holder thereof to acquire one (1) Trust Unit. All such Trust Warrants will have an exercise price of $8.64 and will be issued to certain employees, contractors, officers and directors of the Trust and AmalgamationCo. See "*Other Matters Considered in the Reorganization Resolutions – Approval of the Trust Initial Private Placement*" in the Information Circular.

**Special Voting Units**

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to provide voting rights in the future, to holders of exchangeable shares that may be issued by AmalgamationCo or other subsidiaries of the Trust.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust and shall be entitled to such number of votes at meetings of Trust Unitholders as may be prescribed by the board of directors of AmalgamationCo in the resolution authorizing the issuance of any Special Voting Units. Except for the right to attend and to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

**Trust Unitholder Limited Liability**

The Trust Indenture provides that no Trust Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind in connection with the Trust or its obligations or affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Unitholder's share of the assets of the Trust represented by its Trust Unit certificate(s).

The Trust Indenture provides that all contracts signed on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) including claims in contract, tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations currently carried on by Bear Creek and Ketch will be carried on by AmalgamationCo directly or indirectly. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and its subsidiary, AmalgamationCo, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of AmalgamationCo and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

**Issuance of Trust Units**

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of AmalgamationCo may determine. The Trust Indenture also provides that AmalgamationCo may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the board of directors of AmalgamationCo may determine.

**Cash Distributions**

The Trustee may declare payable to the Trust Unitholders all or any part of the distributable cash of the Trust from interest income on the Notes and from the income generated under the NPI Agreement, and from any dividends paid on the common shares of AmalgamationCo or on the securities of AmalgamationCo, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Trust Unitholders may, at the discretion of the board of directors of AmalgamationCo, receive distributions in respect of prepayments of principal on the Notes made by AmalgamationCo to the Trust before the maturity of the Notes.

The initial cash distribution for the period from the Effective Date of the Arrangement to January 31, 2005 payable to Trust Unitholders of record on January 31, 2005 is expected to be made on February 15, 2005. Thereafter, it is expected that cash distributions will be made on the 15th day of each month to Trust Unitholders of record on the immediately preceding Distribution Record Date.

**Redemption Right**

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "**Market Redemption Price**") equal to the lesser of: (i) 95 percent of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market or exchange on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the simple average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The closing market price shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be paid by a cheque payment on the last day of the following month. The entitlement of Trust Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and shall not exceed $250,000; provided that AmalgamationCo may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the calendar month following such month as follows: (i) firstly, by the Trust distributing Notes or such other series of promissory notes of AmalgamationCo ("**Other Notes**") having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption; and (ii) secondly, to the extent that the Trust does not hold Notes or Other Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes to the Trust Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall, which promissory notes, (herein referred to as "Redemption Notes") shall have terms and conditions substantially identical to those of the Notes and/or Other Notes.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which AmalgamationCo considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 95 percent of the fair market value thereof as determined by AmalgamationCo, using a commercially reasonable valuation methodology, as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month in which such Trust Units were tendered for redemption by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes or Other Notes and/or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes, Other Notes or Redemption Notes which may be distributed in specie to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes, Other Notes or Redemption Notes. Notes, Other Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

**Non–Resident Trust Unitholders**

It is in the best interest of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non–Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non–Residents. In this regard, AmalgamationCo shall, among other things, take all necessary steps to monitor the ownership of the Trust Units to carry out such intentions. If at any time AmalgamationCo becomes aware that the beneficial owners of 40 percent or more of the Trust Units then outstanding are or may be Non–Residents or that such a situation is imminent, AmalgamationCo may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a Person unless such Person provides a declaration in form and content satisfactory to AmalgamationCo that the Person is not a Non-Resident. If notwithstanding the foregoing, AmalgamationCo determines that more than 40 percent of the Trust Units are held by Non-Residents, AmalgamationCo may send a notice to Non-Resident holders of the Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as AmalgamationCo may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not more than 30 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided AmalgamationCo with satisfactory evidence that they are not Non-Residents within such period, AmalgamationCo

may on behalf of such Trust Unitholders sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected holders shall cease to be holders of the relevant Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Trust Units. AmalgamationCo may direct the Transfer Agent to do any of the foregoing. For the purposes of this discussion, "Non–Residents" means non–residents of Canada within the meaning of the Tax Act.

**Meetings of Trust Unitholders**

The Trust Indenture provides that annual meetings of Trust Unitholders shall be called by the Trustee commencing in 2005 for, among other things, the election of the directors of AmalgamationCo and the appointment of the auditors of the Trust.

A special meeting of Trust Unitholders may be called at any time by AmalgamationCo and shall be called by AmalgamationCo upon a written request of the Trust Unitholders holding in the aggregate not less than 10 percent of the Trust Units then outstanding, such request must specify the purpose(s) for which the meeting is to be called.

Trust Unitholders may attend and vote at all meetings of Trust Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two persons or more persons present in person or represented by proxy and representing in the aggregate at least 5 percent of the outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

**Reporting to Trust Unitholders**

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. Unless not required by applicable law, the audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Trust Unitholders and the unaudited interim financial statements of the Trust will be mailed to Trust Unitholders within the periods prescribed by securities legislation. The year end of the Trust shall be December 31.

The Trust will be subject to the continuous disclosure obligations under all applicable securities legislation.

**Takeover Bids**

The Trust Indenture contains provisions to the effect that if a takeover bid is made for the Trust Units and not less than 90 percent of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Trust Unitholders who did not accept the takeover bid on the terms offered by the offeror.

**The Trustee**

Valiant Trust Company is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Trust Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Trust Unitholders. The Trust Unitholders shall, at the third annual meeting of the Trust Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Trust Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Trust Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Trust Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

**Delegation of Authority, Administration and Trust Governance**

AmalgamationCo has generally been delegated the significant management decisions of the Trust. In particular, pursuant to the Administration Agreement the Trustee has delegated to AmalgamationCo responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments held by the Trust or any Subsequent Investments and (viii) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture.

**Liability of the Trustee**

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on AmalgamationCo thereunder, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of AmalgamationCo, or any other person to whom the Trustee has, with the consent of AmalgamationCo, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by AmalgamationCo to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to AmalgamationCo thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to AmalgamationCo in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, wilful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders, or agents. If the Trustee has retained an appropriate expert or adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and notwithstanding any other provision of the Trust Indenture, the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary indemnities and provisions limiting the liability of the Trustee.

**Compliance**

AmalgamationCo is required to notify the Trustee of any defaults under the Trust Indenture or the Administration Agreement of which it becomes aware. Upon demand of the Trustee, AmalgamationCo shall provide the Trustee with a certificate with respect to the satisfaction of its obligations under the Trust Indenture and the Administration Agreement.

**Amendments to the Trust Indenture**

The Trust Indenture may be amended or altered from time to time by Special Resolution.

The Trustee and AmalgamationCo may, without the approval of any of the Trust Unitholders, amend the Trust Indenture for the purpose of:

(a) ensuring, based on the advice of counsel, that the Trust continues to comply with any applicable laws (including the Tax Act), regulations, requirements or policies of any governmental agency or authority having jurisdiction over the Trust or the Trustee;

(b) making amendments which, in the opinion of the Trustee, based on the advice of counsel, are necessary or desirable and in the interests of the Trust Unitholders as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustee or the Trust;

(c) for any purpose (except one in respect of which a vote by Trust Unitholder is specifically otherwise required) if the Trustee is of the opinion, based on the advice of counsel, that the amendment is not prejudicial to Trust Unitholders and is necessary or desirable;

(d) making amendments, which in the opinion of the Trustee, based on the advice of counsel, provide additional protection or added benefits for the Trust Unitholders;

(e) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any offering document with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee, based on the advice of counsel, the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;

(f) providing for the electronic delivery by the Trust to Trust Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Trust Unitholder meetings and information circulars and proxy related materials) at such time as applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture, based on the advice of counsel, are not contrary to or do not conflict with such laws;

(g) making any modification in the form of Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications, provided the rights, based on the advice of counsel, of the Trustee and of the Trust Unitholders are not prejudiced thereby; and

(h) changing the *situs* of the Trust or the governing laws of the Trust which, in the opinion of the Trustee, based on the advice of counsel, are necessary or desirable in order to provide Trust Unitholders with the benefit of any legislation limiting their liability.

**Termination of the Trust**

The Trust Unitholders may vote by Special Resolution to terminate the Trust at any meeting of the Trust Unitholders duly called by the Trustee for that purpose following which the Trustee shall commence to wind-up the affairs of the Trust.

Unless the Trust is earlier terminated or extended by vote of the Trust Unitholders, the Trust shall continue for a term ending 21 years from the date of settlement of the Trust or such other date as the Trustee may determine in its sole discretion from time to time. In coming to a determination with respect to an extension of the term, the Trustee may rely upon a resolution of AmalgamationCo as to what length of extension may be appropriate. In the event that the Trust is wound–up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the

Trust, and shall in all respects act in accordance with the directions, if any, of the Trust Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Trust Unitholders in accordance with their *pro rata* share.

**Exercise of Voting Rights Attached to Shares of AmalgamationCo**

The Trust Indenture prohibits the Trustee from voting the shares of AmalgamationCo with respect to: (i) the election of directors of AmalgamationCo; (ii) the appointment of auditors of AmalgamationCo; or (iii) the approval of AmalgamationCo's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Trust Unitholders.

The Trustee is also prohibited from voting the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of AmalgamationCo and all the Affiliates of the Trust, taken as a whole, except in conjunction with an internal reorganization of the direct or indirect assets of AmalgamationCo as a result of which either AmalgamationCo or the Trust has the same or substantially similar interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of AmalgamationCo with any other corporation, or any amalgamation, merger or transaction, as the case may be, of AmalgamationCo with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving AmalgamationCo except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of AmalgamationCo to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of AmalgamationCo to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of AmalgamationCo's shares in a manner which may be prejudicial to the Trust other than the creation of additional classes or series of exchangeable shares,

without the approval of the Trust Unitholders by Special Resolution at a meeting of Trust Unitholders called for that purpose.

## DIRECTORS AND OFFICERS OF AMALGAMATIONCO

**Directors and Officers of AmalgamationCo**

The name, municipality of residence, principal occupation for the prior five years and proposed position, of each of the directors and officers of AmalgamationCo are as follows:

| Name and Municipality of Residence | Proposed Position with AmalgamationCo | Principal Occupation |
|---|---|---|
| **Grant B. Fagerheim**<br>Calgary, Alberta | Director and Chairman | President and Chief Executive Officer of Ketch. President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 to October 2002. Held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999. |
| **Russell J. Tripp**<br>Calgary, Alberta | Director and President | President and Chief Executive Officer of Bear Creek (and Crossfield Gas Corp. prior thereto) since September 2001; prior thereto, President and Chief Executive Officer of TriGas Exploration Inc. from September 1994 to December 2000. |
| **Daryl E. Birnie** | Director | President of Ogema Energy Ltd., President of 390812 Alberta Ltd., President of the McMahon Stadium Society; Former President and Chief Executive Officer of Mark Resources Inc.; Former Chairman of Inland Gas & Oil Ltd.; Former director of several Canadian Oil & Gas companies. |
| **C. Keith Caldwell**<br>Calgary, Alberta | Director | Retired Businessman; Director of Ketch since 2002; Director of Ketch Energy Ltd. from October 1997 to October 2002; Director of Tarragon Oil & Gas Limited from January 1991 to August 1998; Director of Rigel Energy Corp. from January 1993 to August 1999. |
| **John Howard**<br>Calgary, Alberta | Director | Independent Businessman; prior thereto President and Chief Executive Officer of Barrington Petroleum Ltd. from September 1999 to April 2001 and President and Chief Executive Officer of Sunoma Energy Corp. from 1999 to 2000. |
| **Martin A. Lambert**<br>Calgary, Alberta | Director | Partner, Bennett Jones LLP. |
| **Gerry A. Romanzin**<br>Calgary, Alberta | Director | Independent Businessman; Director of Ketch since May 2004; Director of Flowing Energy Corporation since April 2004; Director of Crescent Point Resources Ltd. since 2003; Director of FET Resources Ltd. since 2002; Executive Vice President of the TSX Venture Exchange from November 1999 to April 2002 and acting President of the TSX Venture Exchange from December 2001 to April 2002; prior thereto, Executive Vice President of the Alberta Stock Exchange from June 1995 to November 1999. |
| **R. Alan Steele**<br>Calgary, Alberta | Vice President Finance and Chief Financial Officer | Vice President, Finance and Chief Financial Officer of Bear Creek (and Crossfield Gas Corp. prior thereto) since September 2001; prior thereto, controller of Bridgetown Energy Corp. from January 2001 to August 2001; prior thereto, controller of TriGas Exploration Inc. from May 1999 to December 2000; and prior thereto, controller of Northstar Energy Corp from February 1994 to May 1999. |

| Name and Municipality of Residence | Proposed Position with AmalgamationCo | Principal Occupation |
|---|---|---|
| **Korby D. Zimmerman**<br>Calgary, Alberta | Vice President, Land | Vice President, Land of Bear Creek (and Crossfield Gas Corp. prior thereto) since September 2001; prior thereto, Manager, Land of TriGas Exploration Inc. from September 1999 to December 2000; prior thereto, District Landman for Magin Energy Inc. from February 1999 to September 1999; and prior thereto, District Landman for Star Oil and Gas Ltd. from June 1993 to February 1998. |
| **Neil G. Bokenfohr**<br>Calgary, Alberta | Vice President, Engineering | Vice President, Engineering of Bear Creek (and Crossfield Gas Corp. prior thereto) since March 2002; prior thereto, Director of Exploration for Calpine Canada Natural Gas Company from December 2000 to March 2002; prior thereto, Manager of Engineering for TriGas Exploration Inc. from February 2000 to December 2000; and prior thereto, Senior Exploration Engineer for Talisman Energy Inc. from July 1989 to February 2000. |
| **Noralee M. Bradley**<br>Calgary, Alberta | Corporate Secretary | Partner, Bennett Jones LLP. |

After giving effect to the Arrangement and assuming the Trust Initial Private Placement is completed for the maximum amount, the number of Trust Units beneficially owned, directly or indirectly, by all of the directors and officers of AmalgamationCo will be approximately 2,639,675 Trust Units (approximately 7 percent of the issued and outstanding Trust Units). Such persons are also expected to hold approximately 173,611 Trust Warrants.

### Cease Trade Orders or Bankruptcies

John A. Howard was the President, Chief Executive Officer and Director of Sunoma Energy Corp. Immediately upon his resignation from the executive and board of directors, Sunoma Energy Corp. filed for Court protection. Excluding the foregoing, no current or proposed director, officer or controlling shareholder of AmalgamationCo has, within the past ten years, been a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions under Canadian securities legislation for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

### Personal Bankruptcies

No current or proposed director, officer or controlling shareholder of AmalgamationCo or a personal holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver manager or trustee appointed to hold such person's assets.

### Penalties or Sanctions

No current or proposed director, officer or controlling shareholder of AmalgamationCo has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

**Personnel**

After giving effect to the Arrangement, it is anticipated that AmalgamationCo will have 46 head office employees and three field employees.

## AMALGAMATIONCO SHARE CAPITAL

After giving effect to the Arrangement, AmalgamationCo will be authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares, issuable in series (the "**Exchangeable Shares**"). Upon completion of the Arrangement, the Trust will be the sole holder of the issued and outstanding common shares of AmalgamationCo and there will be no Exchangeable Shares issued and outstanding. The Trust will also be the sole holder of the Notes anticipated to be outstanding immediately following the completion of the Arrangement.

**Common Shares**

Each common share will entitle its holder to receive notice of and to attend all meetings of the shareholders of AmalgamationCo and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of AmalgamationCo and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of AmalgamationCo upon the liquidation, dissolution, bankruptcy or winding–up of AmalgamationCo or other distribution of its assets among its shareholders for the purpose of winding–up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

**Exchangeable Shares**

The Exchangeable Shares, as a class, have the following rights, privileges, restrictions and conditions:

*Issuance in Series*

Subject to the filing of Articles of Amendment in accordance with the ABCA, the board of directors of AmalgamationCo may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the board of directors. Subject to the filing of Articles of Amendment in accordance with the ABCA, the board of directors of AmalgamationCo may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Liquidation Event, as defined below; the extent, if any, of further participation on a Liquidation Event; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

*Liquidation Event*

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of AmalgamationCo, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "**Liquidation Event**"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of common shares of AmalgamationCo and any other shares of AmalgamationCo ranking junior to the Exchangeable Shares from time to time with respect to payment on a Liquidation Event, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Liquidation Event.

*Dividends*

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of common shares of AmalgamationCo and any other shares of AmalgamationCo ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

## ACQUISITIONCO #1 NOTES AND ACQUISITIONCO #2 NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "**Note Indenture**") to be dated on or before the Effective Date and made between AcquisitionCo and Valiant Trust Company, as trustee (the "**Note Trustee**"), which will contain a complete statement of such attributes and characteristics. The Notes will be issued under the Note Indenture.

### Terms and Issue of Notes

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust in return for Trust Units. The Notes will be repayable on demand, unsecured and bear interest at a rate determined by Bear Creek and Ketch at the Effective Date based upon prevailing interest rates, which may be adjusted from time to time in the circumstances provided in the Note Indenture. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on February 10, 2005 for the period commencing on the Effective Date and ending on January 31, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AmalgamationCo, but subordinate to all secured debt.

The Notes will be payable on the earlier of: (i) the date repayment is demanded; and (ii) the maturity date of the Notes determined by Bear Creek and Ketch at the Effective Date, subject to extension in the limited circumstances provided in the Note Indenture.

AmalgamationCo may prepay all or any portion of the Notes and in that case AmalgamationCo shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AmalgamationCo under the Note Indenture (other than ordinary and regularly scheduled fees and out–of–pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AmalgamationCo is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means: (a) all indebtedness, obligations and liabilities of AmalgamationCo in respect of Borrowed Money (as defined in the Note Indenture) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or the Note Indenture and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding–up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AmalgamationCo other than indebtedness obligations and liabilities to the holders of Notes and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture will provide that if persons other than the Trust (the "**Non–Fund Holders**") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non–Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the

Note Indenture upon an event of default and, with the Trust, the Non–Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture will allow the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due five days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes and at their address set forth in the register of holders of Notes. Upon the Arrangement becoming effective, the Trust will be the holder of all of the issued and outstanding Notes.

**Events of Default**

The Note Indenture will provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if AmalgamationCo has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $250 million and AmalgamationCo has failed to remedy such default within applicable curative periods; (iv) certain events of winding–up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to AmalgamationCo specifying such default and requiring AmalgamationCo to rectify the same; (vi) AmalgamationCo ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by AmalgamationCo under material agreements if property having a fair market value in excess of $125 million is liable to forfeiture or termination.

## NPI AGREEMENT

Coincident with the Arrangement becoming effective, AmalgamationCo and the Trust will enter into the NPI Agreement, pursuant to which AmalgamationCo will grant and set over to the Trust the right to receive certain payments (the "**NPI**") on petroleum and natural gas rights held by AmalgamationCo from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to AmalgamationCo by way of set–off of the Notes, the Trust shall pay AmalgamationCo an amount (the "**Deferred Purchase Price Obligation**") equal to: (a) the portion of acquisition costs ("**Future Acquisition Costs**") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by AmalgamationCo from time to time ("**Property Interests**") acquired after the date of the NPI Agreement which are attributable to "Canadian resource property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("**Capital Expenditures**") in respect of the Property Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by AmalgamationCo of such indebtedness. In addition, the Trust will pay over to AmalgamationCo, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by AmalgamationCo. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from AmalgamationCo for each month equal to the amount by which ninety–nine (99 percent) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "**NPI Revenues**") exceed ninety–nine (99 percent) percent of certain deductible production costs for such period. AmalgamationCo may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If AmalgamationCo wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the board of directors of AmalgamationCo shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by AmalgamationCo, such disposition must be approved by a special resolution of the Unitholders. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

## CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Trust as at December 17, 2004 both before and after giving effect to the Arrangement.

| Designation | Authorized | Outstanding as at December 17, 2004 prior to giving effect to the Arrangement (1)(4) | Outstanding as at December 17, 2004 after giving effect to the Arrangement (2)(3)(4) |
|---|---|---|---|
| Long-term debt | N/A | nil | $73,000,000 |
| Trust Units | Unlimited | $2<br>(2 trust units) | $197,961,000<br>(40,608,178 trust units) |
| Trust Warrants | 486,111 | nil | nil<br>(486,111 warrants) |

**Notes:**

(1) The Trust was initially settled as of December 16, 2004.

(2) Assumes that (i) no Dissent Rights are exercised, (ii) the Trust Initial Private Placement is completed for the maximum amount, (iii) 1,814,500 Ketch Options are repurchased prior to the Effective Time, (iv) 463,950 Ketch Options and 1,750,600 Bear Creek Options are exercised prior to the Effective Time and the balance are exchanged for Trust #1 Options and Trust #2 Options and (v) 1,128,420 Ketch Warrants and 291,667 Bear Creek Warrants are exercised prior to the Effective Time.

(3) See "*Pro Forma Consolidated Financial Statements*" and "*Balance Sheet*" of Ketch Resources Trust attached as Schedules A and B to this Appendix.

(4) AmalgamationCo will arrange new bank credit facilities the existing lenders to Ketch and Bear Creek prior to the Effective Date.

## PRO FORMA DISTRIBUTABLE CASH

The following is a summary of selected financial and operational information for the oil and natural gas assets owned, directly or indirectly, by the Trust following the completion of the Arrangement, for the nine months ended September 30, 2004.

Management of Bear Creek and Ketch have provided the following analysis to assist Securityholders in analyzing the income of the Trust and the amounts of Distributable Cash that would have been available to the Trust for distribution to Unitholders had the Trust been in existence for the nine month period ended September 30, 2004. This analysis was prepared on the assumption that the Arrangement had been completed, that the Trust had retained approximately 85% of Bear Creek's and of Ketch's oil and natural gas producing properties (based on proved plus probable reserves) and that the other transactions contemplated by the Arrangement had all been completed at the beginning of such period. Although firm commitments do not exist for all of the administrative expenses and, accordingly, the financial effect of the inclusion of all necessary administrative expenses is not at present determinable, management of Bear Creek and Ketch have, based upon their review of the amounts of these expenses in similar circumstances, estimated that deviation of these expenses would not result in material changes to the amounts shown below.

**The pro forma information is not a forecast or a projection of future results. The actual results of operations of the Trust for any period following the Effective Date will vary from the amount set forth in the following analysis, and such variation may be material.**

| | Pro Forma Nine Months Ended September 30, 2004 (2) |
|---|---|
| | (unaudited) ($000's) |
| Cash flow from operations | 51,285 |
| Add (deduct): | |
| Capital expenditures | (73,709) |
| Funds drawn from revolving credit facility and working capital | 69,935 |
| Distributable Cash for Distribution (1) | 47,511 |
| Distributable Cash per Trust Unit for the period | $1.17 |

**Notes:**

(1) Distributable cash available for distribution and cash flow from operations is not an earnings measure recognized by generally accepted accounting principles and is not necessarily comparable to the measurement of distributable cash available for distribution in other similar trust entities.

(2) See "*Pro Forma Consolidated Financial Statements of Ketch Resources Trust*" attached as Schedule A to this Appendix for a more complete description of the assumptions and estimates associated with the pro forma information.

## ILLUSTRATIVE DISTRIBUTABLE CASH

The following tables illustrate a range of possible amounts of Distributable Cash relating to Trust Units outstanding based on the foregoing cash flow illustration for the nine months ended September 30, 2004. The ranges of possible amounts of Distributable Cash are based on varying field prices for oil and natural gas. The sales volumes used for this analysis are 1,030 bbls/d of light/medium crude oil and 500 bbls/d of NGL and 38,034 mmcf/d of natural gas, or 7,869 boe/d. Royalty rates, other income, operating expenses, expenses associated with the Technical Services Agreement, general and administrative expenses, large corporation taxes, cash taxes and capital expenditures have been held constant to the levels shown in the pro forma financial statements for the nine months ended September 30, 2004. Also, the impact of financial derivative contracts and fixed wellhead price contracts has been excluded from this analysis. This analysis is also based on the assumption that AmalgamationCo will distribute its cash available for distribution, as it relates to the Trust Units outstanding, to the Trust in satisfaction of the interest owing under the Notes and, to the extent any remaining income is available, under the NPI Agreement. The representative range of Distributable Cash on a per security basis in the following tables is calculated by dividing the Distributable Cash by the weighted average number of 40,608,176 Trust Units outstanding and the completion of the Trust Initial Private Placement.

**The tables, and the assumptions on which they are based, do not represent expected performance or results. The Distributable Cash for the nine months ended September 30, 2004 is on a pro forma basis only.**

**Illustrative Distributable Cash for the Nine Months Ended September 30, 2004 ($000's)**

| NYMEX | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| WTI Oil Price $US/bbl | $4.50 | $5.00 | $5.50 | $6.00 | $6.50 | $7.00 | $7.50 |
| $25.00 | 23,298 | 27,492 | 31,687 | 35,882 | 40,076 | 44,271 | 48,466 |
| $30.00 | 24,634 | 28,829 | 33,023 | 37,218 | 41,413 | 45,607 | 49,802 |
| $35.00 | 25,970 | 30,165 | 34,360 | 38,554 | 42,749 | 46,944 | 51,138 |
| $40.00 | 27,307 | 31,501 | 35,696 | 39,891 | 44,085 | 48,280 | 52,475 |
| $45.00 | 28,643 | 32,838 | 37,038 | 41,227 | 45,422 | 49,616 | 53,811 |

**Illustrative Distributable Cash for the Nine Months Ended September 30, 2004 ($ per Trust Unit)**

| NYMEX WTI Oil Price $US/bbl | Natural Gas Field Price ($/mcf) | | | | | | |
|---|---|---|---|---|---|---|---|
| | $4.50 | $5.00 | $5.50 | $6.00 | $6.50 | $7.00 | $7.50 |
| $25.00 | 0.57 | 0.68 | 0.78 | 0.88 | 0.99 | 1.09 | 1.19 |
| $30.00 | 0.61 | 0.71 | 0.81 | 0.92 | 1.02 | 1.12 | 1.23 |
| $35.00 | 0.64 | 0.74 | 0.85 | 0.95 | 1.05 | 1.16 | 1.26 |
| $40.00 | 0.67 | 0.78 | 0.88 | 0.98 | 1.09 | 1.19 | 1.29 |
| $45.00 | 0.71 | 0.81 | 0.91 | 1.02 | 1.12 | 1.22 | 1.33 |

**The tables set out above illustrate the high degree of sensitivity of cash flows and the resulting return to investors to changes in oil and natural gas prices. The tables are simply an illustration to represent the variance on cash flows given particular oil and gas prices.**

**The range of information set forth above is a representative range of possible Distributable Cash based on proforma 2004 volumes and is provided for illustrative purposes only and should not be construed as a forecast or projection. No assurance can be given that the Distributable Cash shown in this analysis will ever be available or realized or that the assumptions of fact made are the most likely to occur. The production levels used in the foregoing tables are merely an arithmetic calculation based on the assumptions set forth above. There can be no assurance that the oil and natural gas prices set forth in the tables will be received for the production of the Trust. Actual production levels will be dependent on numerous factors and may not necessarily reflect the figures used in these tables. See Appendix I, *"Information Concerning Ketch Resources Trust – Illustrative Distributable Cash"*.**

## RESTRICTED UNIT AND PERFORMANCE UNIT INCENTIVE PLAN

Assuming that all necessary regulatory and Securityholder approvals are received, the Trust will implement a restricted unit and performance incentive plan (the "**Trust Incentive Plan**"). The total number of Trust Units issuable under the Trust Incentive Plan shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. The Trust Incentive Plan consists of the granting of restricted trust units (the "**Restricted Units**") and performance trust units (the "**Performance Units**") to directors, officers, employees of, and consultants and other service providers to, the Trust and its subsidiaries, including AmalgamationCo (collectively "**Trust Service Providers**"). The Trust Incentive Plan is a phantom full-value unit plan using the value of Trust Units as the basis for the granting of Restricted Units and Performance Units. Each Restricted Unit and Performance Unit is equal in value to one Trust Unit.

Eligible Trust Service Providers will receive grants of Restricted Units which vest annually over a three-year period and, upon vesting, entitle the Trust Service Provider to receive the number of Trust Units designated by the Restricted Unit plus the value of the accumulated distributions on the vested Restricted Units.

Eligible Trust Service Providers will receive target level grants of Performance Units which would be settled at the end of a maximum of a three (3) year term for each grant (a "**Performance Period**"). The target grant of Performance Units will be made at the beginning of the first year of the Performance Period and payout determinations will be made after the end of the Performance Period relating to such Performance Units. Vesting of Performance Units will be based on time and performance conditions. Trust Service Providers must provide services to the Trust for the full Performance Period to qualify for awards (with the exception of involuntary termination, disability, retirement, death or upon a change of control).

Actual payouts under the Performance Units will depend on performance against selected performance measures ("**Performance Measures**") which will determine a performance factor ("**Performance Factor**"). The board of directors of AmalgamationCo will select the Performance Measures at the date of grant of Performance Units and will include relative total unitholder return (calculated as the sum of changes in the Trust Unit price and cumulative distributions on a reinvested basis over the Performance Period as compared against a peer group of Canadian oil and gas royalty trusts) and may include absolute total unitholder return (defined as the sum of changes in the Trust Unit price and cumulative distributions over the Performance Period). A target level of performance

("**Performance Targets**") will be set for each grant which will provide for target level payouts for outstanding Performance Units. Target level performance against the Performance Targets would result in a Performance Factor of one (1.0). Actual performance exceeding target level performance will result in a higher Performance Factor and therefore higher than target level payouts. Actual performance below target level performance will result in a lower Performance Factor and therefore lower than target level payouts. The final award could therefore be larger or smaller than the target grant of Performance Units depending on the Trust's actual performance over each Performance Period.

Payouts from the grant of Performance Units would equal the value of the Performance Factor adjusted number of Performance Units multiplied by the fair market price of Trust Units at the end of the Performance Period plus the value of the accumulated distributions on these Performance Units over the Performance Period.

Payouts under the Trust Incentive Plan may be in cash or Trust Units or some combination thereof at the discretion of the board or directors of AmalgamationCo.

See the section of the Information Circular entitled "*Other Matters to be Brought Before the Meeting - Approval of the Restricted Unit and Performance Unit Incentive Plan*" for a more complete description of the Trust Incentive Plan and Appendix L for a copy of the Trust Incentive Plan.

## RISK FACTORS

**An investment in the Trust or AmalgamationCo should be considered highly speculative due to the nature of the Trust's activities and the present stage of its development. The following is a summary of certain risk factors relating to the activities of the Trust and AmalgamationCo and the ownership of Trust Units which should be carefully considered before making an investment decision relating to Trust Units. The risk factors listed below are in addition to the risk factors in the annual information forms of Ketch and Bear Creek which sections are hereby incorporated, *mutatis mutandis*, by reference into this Appendix. These risk factors should be carefully considered.**

### Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed as shares in AmalgamationCo. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be its shares in AmalgamationCo, the Notes, the NPI Agreement and other investments in securities. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long–term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

**The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.**

### Reserve Estimates

The reserve and recovery information contained in the Trust Engineering Report is only an estimate and the actual production and ultimate reserves from the properties may be greater or less than the independently prepared estimates of GLJ.

**Depletion of Reserves**

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. AmalgamationCo will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, AmalgamationCo's initial production levels and reserves will decline.

AmalgamationCo's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on AmalgamationCo's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, AmalgamationCo's reserves and production will decline over time as reserves are exploited.

**Return of Capital**

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

**Volatility of Oil and Natural Gas Prices**

The Trust's operational results and financial condition will be dependent on the prices received by AmalgamationCo for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on AmalgamationCo's ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

**Changes in Legislation**

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Trust Unitholders.

***Loss of Mutual Fund Trust Status***

There can be no assurance that the Trust will continue to qualify as a mutual fund trust within the meaning of the Tax Act. The consequences of not being a mutual fund trust include the following:

- the Trust Units would cease to be a qualified investment for trusts governed by RRSPs, RRIFs, RESPs and DPSPs. Where, at the end of a month, a RRSP, RRIF, RESP or DPSP holds Trust Units that ceased to be a qualified investment, the RRSP, RRIF, RESP or DPSP, as the case may be, must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the RRSP, RRIF, RESP or DPSP. In addition, trusts governed by a RRSP or a RRIF which hold Trust Units that are not qualified investments will be subject to tax on the income attributable to the Trust Units while they are non-qualified investments, including the full capital gains, if any, realized on the disposition of such Trust Units. Where a trust governed by a RRSP or a RRIF acquires Trust Units that are not qualified investments, the value of the investment will be included in the income of the annuitant for the year of the acquisition. Trusts governed by RESPs which hold Trust Units that are not qualified investments can have their registration revoked by the CRA;

- the Trust would be required to pay a tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, including non-resident persons and residents of Canada who are exempt from Part I tax;

- the Trust Units would be foreign property for RRSPs, RRIFs, DPSPs and other persons subject to tax under Part XI of the Tax Act;

- the Trust would not be entitled to use the capital gains refund mechanism otherwise available for mutual fund trusts; and

- the Trust Units would constitute taxable Canadian property for the purposes of the Tax Act, potentially subjecting non-residents of Canada to tax pursuant to the Tax Act on the disposition (or deemed disposition) of such Trust Units.

**Investment Eligibility**

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes, Other Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

**Operational Matters**

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to AmalgamationCo and possible liability to third parties. AmalgamationCo will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. AmalgamationCo may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of AmalgamationCo or its subsidiaries to certain properties. Such circumstances could impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

**Competition**

There is strong competition relating to all aspects of the oil and natural gas industry. The Trust and AmalgamationCo will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and AmalgamationCo. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world–wide basis and as such have greater and more diverse resources on which to draw.

**Environmental Concerns**

The oil and natural gas industry is subject to environmental regulations pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of AmalgamationCo or its assets. Such legislation may be changed to impose higher standards and potentially more costly obligations on AmalgamationCo.

**Debt Service**

AmalgamationCo may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by AmalgamationCo may impair AmalgamationCo's ability to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by AmalgamationCo of its obligations under the Notes or the NPI Agreement. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Lenders will be provided with security over all of the assets of AmalgamationCo. If AmalgamationCo becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of AmalgamationCo.

**Delay in Cash Distributions**

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to AmalgamationCo, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment by the operator of reserves for such expenses.

**Taxation of AmalgamationCo**

AmalgamationCo is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. AmalgamationCo intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non–capital losses carried forward from Bear Creek and Ketch, if any, plus resource pools and UCC created by capital expenditures of AmalgamationCo. If there are not sufficient resource pools, UCC and non–capital losses carried forward to shelter the income of AmalgamationCo, then cash taxes would be payable by AmalgamationCo. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against AmalgamationCo, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

**Net Asset Value**

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than the net asset value of the Trust's assets.

**Residual Liabilities of Bear Creek and Ketch**

Pursuant to the Arrangement, AmalgamationCo will be the corporation resulting from the amalgamation of AcquisitionCo #1, AcquisitionCo #2, Bear Creek and Ketch. As a result, AmalgamationCo will own, directly or indirectly, all of the assets of Bear Creek and Ketch other than the Kereco Assets, which will be transferred to Kereco and the Bear Ridge Assets, which will be transferred to Bear Ridge coincident with the Arrangement becoming effective. Although Kereco will assume all of the liabilities of Ketch relating to the Kereco Assets, as the successor entity to Ketch and Bear Ridge will assume all of the liabilities of Bear Creek relating to the Bear Ridge Assets, as the successor entity to Bear Creek, AmalgamationCo will retain all other liabilities of Bear Creek and Ketch, including liabilities relating to corporate and income tax matters.

**Unitholder Limited Liability**

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

**Stability Rating**

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

**Accounting Write–Downs as a Result of GAAP**

GAAP requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Trust. The accounting policies may result in non–cash charges to net income and write–downs of net assets in the financial statements. Such non–cash charges and write–downs may be viewed unfavourably by the capital markets and result in an inability to borrow funds and/or may result in a decline in the Trust Unit price.

Emerging GAAP surrounding hedge accounting may result in non–cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write–down of net assets and a non–cash charge against net income. Such write–downs and non–cash charges may be temporary in nature if the fair market value subsequently increases.

**Variations in Interest Rates and Foreign Exchange Rates**

Variations in interest rates could result in a significant change in the amount the Trust pays to service debt potentially impacting distributions to Trust Unitholders.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production which may affect future distributions. The increase in the exchange rate for the Canadian dollar at and future Canadian/United States

exchange rates may impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

## INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see the annual information form of Ketch, which section is hereby incorporated, *mutatis mutandis,* by reference into this Appendix.

## INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except for the Trust Initial Private Placement and as disclosed in the Information Circular or this Appendix, none of the directors, officers or principal shareholders of AmalgamationCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects AmalgamationCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of AmalgamationCo will be subject in connection with the operations of AmalgamationCo. In particular, certain of the directors and officers of AmalgamationCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of AmalgamationCo and the Trust or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of AmalgamationCo and the Trust. See *"Directors and Officers of AmalgamationCo".* Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

## INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of AmalgamationCo, or any of their associates, to AmalgamationCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by AmalgamationCo.

## MATERIAL CONTRACTS

The only material contracts entered into by the Trust or by Bear Creek and Ketch during the past two years or to which any of them will become a party on or prior to the Effective Date, other than during the ordinary course of business, are as follows:

1. the Arrangement Agreement;
2. the Trust Indenture, and
3. the Administration Agreement.

## AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Trust are Deloitte & Touche LLP, Chartered Accountants, Suite 3000, 700 - 2nd Street S. W., Calgary, Alberta.

Valiant Trust Company, at its principal offices in Calgary, Alberta and Toronto, Ontario will be the registrar and transfer agent for the Trust Units.

# SCHEDULE A

# PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

# OF

# KETCH RESOURCES TRUST

## COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustee of Ketch Resources Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Ketch Resources Trust (the "Trust") as at September 30, 2004 and the unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003 (collectively, "Pro Forma Statements"), and have performed the following procedures.

1. Compared the figures in the columns captioned "Ketch" to the unaudited interim consolidated financial statements of Ketch Resources Ltd. ("Ketch") as at September 30, 2004 and for the nine months then ended and the audited consolidated financial statements of Ketch for the year ended December 31, 2003, respectively, and found them to be in agreement.

2. Compared the figures in the columns captioned "Bear Creek." to the unaudited interim consolidated financial statements of Bear Creek Energy Ltd. ("Bear Creek") as at September 30, 2004 and for the nine months then ended and the audited consolidated financial statements of Bear Creek for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Compared the figures in the columns captioned "Kereco Assets" to the unaudited schedule of net operating income of the Kereco Assets for the nine months ended September 30, 2004 and the audited schedule of net operating income of the Kereco Assets for the year ended December 31, 2003, respectively, and found them to be in agreement.

4. Compared the figures in the columns captioned "Bear Ridge Assets" to the unaudited statement of net operating income of the Bear Ridge Assets for the nine months ended September 30, 2004 and found them to be in agreement.

5. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (c) described to us the basis for determination of the pro forma adjustments, and

   (d) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "Ketch", "Bear Creek ", "Kereco Assets" and Bear Ridge Assets" at September 30, 2004 and for the nine months then ended, and for the year ended December 31, 2003, and found the amounts in the columns captioned "Pro Forma Trust" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
December 17, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

**Ketch Resources Trust**
**Pro Forma Consolidated Statement of Earnings**
**For the Nine Months Ended September 30, 2004**
**(unaudited)**

($000's, except per share amounts)

| | Ketch | Bear Creek | Kereco Assets (Note 2) | Bear Ridge Assets (Note 2) | Pro forma Adjustments | | Pro Forma Trust |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Petroleum and natural gas | 74,546 | 23,410 | (9,439) | (1,898) | 148 | 2(h) | 86,767 |
| Royalties (net of ARTC) | (14,797) | (4,904) | 3,262 | 259 | (193) | 2(h)(i) | (16,373) |
| | 59,749 | 18,506 | (6,177) | (1,639) | (45) | | 70,394 |
| Other income | 8 | 1 | - | - | - | | 9 |
| | 59,757 | 18,507 | (6,177) | (1,639) | (45) | | 70,403 |
| **Expenses** | | | | | | | |
| Operating | 10,364 | 3,474, | (2,009) | (433) | (556) | 2(h) | 10,840 |
| Transportation | 2,418 | - | (169) | (7) | 704 | 2(h) | 2,946 |
| General and administrative | 1,152 | 2,788 | - | - | (548) | 2(j) | 3,392 |
| Financing charges | 1,047 | 279 | - | - | (55) | 2(k) | 1,271 |
| Depletion, depreciation and accretion | 22,430 | 7,023 | - | - | 1,362 | 2(l) | 30,815 |
| Stock compensation expense | 646 | - | - | - | (646) | 2(j) | - |
| | 38,057 | 13,564 | (2,178) | (440) | 261 | | 49,264 |
| Earnings before proceeds from sale of shares and taxes | 21,700 | 4,943 | (3,999) | (1,199) | (306) | | 21,139 |
| Proceeds from sale of shares | - | 1,901 | - | - | - | | 1,901 |
| Earnings before taxes | 21,700 | 6,844 | (3,999) | (1,199) | (306) | | 23,040 |
| **Taxes** | | | | | | | |
| Capital taxes | 295 | 41 | - | - | 131 | 2(m) | 467 |
| Current income taxes | 202 | - | - | - | - | | 202 |
| Future income taxes | 9,419 | 2,017 | - | - | (2,791) | 2(m) | 8,645 |
| | 9,916 | 2,058 | - | - | (2,660) | | 9,314 |
| **Net earnings** | 11,784 | 4,786 | (3,999) | (1,199) | 2,354 | | 13,726 |
| Number of total trust units (note 2(n)) (000's) | | | | | | | 40,608 |
| Net earnings per trust unit | | | | | | | $0.34 |

*See accompanying notes*

**Ketch Resources Trust**
**Pro Forma Consolidated Statement of Earnings**
**For the Year Ended December 31, 2003**
**(unaudited)**

($000's, except per share amounts)

| | Ketch | Bear Creek | Kereco Assets (Note 2) | Bear Ridge Assets (Note 2) | Pro Forma Adjustments | | Pro Forma Trust |
|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | |
| Petroleum and natural gas | 61,071 | 20,773 | (6,634) | - | 4,513 | 2(h) | 79,723 |
| Royalties (net of ARTC) | (15,296) | (5,020) | 2,097 | - | (483) | 2(h) | (18,702) |
| | 45,775 | 15,753 | (4,537) | - | 4,030 | | 61,021 |
| Other income | 18 | 6 | - | - | - | | 24 |
| | 45,793 | 15,759 | (4,537) | - | 4,030 | | 61,045 |
| **Expenses** | | | | | | | |
| Operating | 7,501 | 4,047 | (1,148) | - | (157) | 2(h) | 10,243 |
| Transportation | - | - | (145) | - | 3,493 | 2(h) | 3,348 |
| General and administrative | 1,064 | 2,894 | - | - | (168) | 2(j) | 3,790 |
| Financing charges | 970 | 507 | - | - | (71) | 2(k) | 1,406 |
| Depletion, depreciation and accretion | 18,039 | 6,975 | - | - | (4,617) | 2(l) | 20,397 |
| Stock compensation expense | 225 | - | - | - | (225) | 2(j) | - |
| | 27,799 | 14,423 | (1,293) | - | (1,745) | | 39,184 |
| Earnings before taxes | 17,994 | 1,336 | (3,244) | - | 5,775 | | 21,861 |
| **Taxes** | | | | | | | |
| Capital taxes | 316 | 98 | - | - | 195 | 2(m) | 609 |
| Current income taxes | - | - | - | - | - | | - |
| Future income taxes (recovery) | 6,770 | (21) | - | - | 773 | 2(m) | 7,522 |
| | 7,086 | 77 | - | - | 968 | | 8,131 |
| **Net earnings** | 10,908 | 1,259 | (3,244) | - | 4,807 | | 13,730 |
| Number of total trust units (note 2(n)) (000's) | | | | | | | 40,608 |
| Net earnings per trust unit | | | | | | | $0.34 |

*See accompanying notes*

**Ketch Resources Trust**
**Pro Forma Consolidated Balance Sheet**
**As at September 30, 2004**
**(unaudited)**

**($000's)**

| | Ketch | Bear Creek | Pro Forma Adjustments | | Pro Forma Trust |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| **Current** | | | | | |
| Accounts receivable | 18,571 | 5,830 | - | | 24,401 |
| Prepaid expenses and deposits | 1,884 | 150 | - | | 2,034 |
| | 20,455 | 5,980 | - | | 26,435 |
| Property, plant and equipment | 179,744 | 86,765 | 19,371 | 2(a) | 262,821 |
| | | | (23,059) | 2(c) | |
| Goodwill | - | - | 76,496 | 2(a) | 76,496 |
| | 200,199 | 92,745 | 72,808 | | 365,752 |
| **Liabilities and Unitholders' Equity** | | | | | |
| **Current** | | | | | |
| Accounts payable and accrued liabilities | 24,847 | 12,365 | 1,900 | 2(d) | 45,452 |
| | | | 3,550 | 2(d) | |
| | | | 2,790 | 2(a) | |
| Obligation under capital lease | 1,231 | - | - | | 1,231 |
| Revolving demand loan | 43,540 | 13,462 | (8,647) | 2(a) | 55,450 |
| | | | (3,000) | 2(e) | |
| | | | (4,905) | 2(e) | |
| | | | (3,500) | 2(e) | |
| | | | 18,500 | 2(e) | |
| | 69,618 | 25,827 | 6,688 | | 102,133 |
| Obligation under capital lease | 2,484 | - | - | | 2,484 |
| Asset retirement obligations | 4,286 | 2,608 | (200) | 2(a) | 6,127 |
| | | | (567) | 2(f) | |
| Future income taxes | 15,217 | 6,491 | 13,806 | 2(a) | 34,325 |
| | | | 7,268 | 2(c) | |
| | | | (676) | 2(d) | |
| | | | (1,380) | 2(d) | |
| | | | (6,401) | 2(e) | |
| | 91,605 | 34,926 | 18,538 | | 145,069 |
| **Unitholders' Equity** | | | | | |
| Share capital /Unitholders' capital | 82,338 | 51,199 | 94,738 | 2(a) | 197,961 |
| | | | (25,321) | 2(g) | |
| | | | (2,170) | 2(d) | |
| | | | 4,905 | 2(e) | |
| | | | 3,500 | 2(e) | |
| | | | (12,099) | 2(e) | |
| | | | 871 | 2(g) | |
| Warrants | 1,439 | | (1,439) | 2(g) | |
| Contributed surplus | 871 | 350 | (871) | 2(g) | - |
| | | | (350) | 2(a) | |
| Accumulated earnings | 23,946 | 6,270 | (1,224) | 2 (d) | 22,722 |
| | | | (6,270) | 2(a) | |
| | 108,594 | 57,819 | 54,270 | | 220,683 |
| | 200,199 | 92,745 | 72,808 | | 365,752 |

*See accompanying notes.*

**Ketch Resources Trust**
**Pro Forma Consolidated Financial Statements (unaudited)**
**As at September 30, 2004 and for the Nine Months Ended September 30, 2004**
**and for the Year Ended December 31, 2003**

**1. Basis of Presentation**

The accompanying unaudited pro forma consolidated balance sheet of Ketch Resources Trust (the "Trust") as at September 30, 2004 and the unaudited pro forma consolidated statements of earnings for the nine months then ended and for the year ended December 31, 2003 (the "Pro Forma Statements") have been prepared for inclusion in an Information Circular ("Circular") to be sent to the shareholders of Ketch Resources Ltd. ("Ketch") and Bear Creek Energy Ltd. ("Bear Creek") with respect to the proposed Plan of Arrangement ("Arrangement") to convert Ketch and Bear Creek from companies focused on oil and natural gas exploration and production into three new entities: (i) Kereco Resources Ltd. ("Kereco") a new public corporation concentrating on the exploration and development of oil and natural gas reserves; (ii) Bear Ridge Resources Ltd. ("Bear Ridge") a new public company concentrating on the exploration and development of oil and natural gas reserves; and (iii) the Trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by the mature, lower-risk producing assets. AmalgamationCo, a subsidiary of the Trust to be formed on the amalgamation of Ketch, Bear Creek, Ketch Acquisition Corp. (collectively, "AcquisitionCo #1) and Bear Creek Acquisition Corp ("AcquisitionCo #2") will hold the working interests in the Trust's oil and gas properties. Kereco and Bear Ridge will hold working interests in certain oil and gas properties ("Kereco Assets ") and ("Bear Ridge Assets") to be transferred from Ketch and Bear Creek respectively.

Pursuant to the Arrangement, Ketch shareholders will receive i) 1.0 trust unit of the Trust, ii) 0.4 of a Kereco common share or $1.06 and iii) 0.4 of a Bear Ridge common share or $0.48 for each Ketch common share owned and Bear Creek shareholders will receive i) 0.5 of a trust unit of the Trust ii) 0.2 share of a Kereco common share or $0.54 and iii) 0.2 of a Bear Ridge common share or $0.245 for each Bear Creek common share owned. For purposes of these Pro Forma Statements it has been assumed that 100% of the shareholders of Ketch and Bear Creek will elect to receive common shares under the Arrangement.

The Trust was settled on December 16, 2004 and has $2 in cash and unitholders' equity.

The Pro Forma Statements include the accounts of the Trust and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the pro forma consolidated statements of earnings give effect to the assumed transactions and assumptions described in note 2 as if they had occurred at January 1, 2003. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the audited consolidated financial statements of Ketch as at December 31, 2003 and for the year then, except for the change in accounting policy relating to asset retirement obligations which was adopted by Ketch effective January 1, 2004 on a retroactive basis as more fully outlined in the unaudited interim consolidated financial statements of Ketch as at September 30, 2004 and for the nine months then ended. The Pro Forma Financial Statements reflect the retroactive adoption of this accounting policy.

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the unaudited interim consolidated financial statements of Ketch and Bear Creek as at and for the nine months ended September 30, 2004 and the audited consolidated financial statements of Ketch and Bear Creek as at and for the year ended December 31, 2003, incorporated by reference in the Circular and the unaudited schedule of net operating income of the Kereco Assets and the Bear Ridge Assets for the nine months ended September 30, 2004 and the audited schedule of net operating income of the Kereco Assets and the Bear Ridge Assets for the year ended December 31, 2003, included elsewhere in this Circular. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity.

## 2. Pro Forma Assumptions and Adjustments

Under the Arrangement, Ketch and Bear Creek will be acquired by AcquisitionCo#1 and AcquisitionCo#2 respectively, which will be amalgamated to form AmalgamationCo, the consideration ultimately received by shareholders being shares in Kereco, Bear Ridge, and units of the Trust. Ketch will be deemed the acquirer of Bear Creek, net of the Bear Ridge Assets, and consequently the Trust will account for Bear Creek as an acquisition under the purchase method of accounting. As the former Ketch shareholder group will have the majority of the voting control of Kereco, Bear Ridge and the Trust (including its subsidiaries), the transfer of assets and liabilities from Ketch to Kereco will be accounted for at net book value and the transfer of assets and liabilities to Bear Ridge from Bear Creek will be at fair value.

The net book value of oil and natural gas properties of Ketch transferred to Kereco (the Kereco Assets),has been based on the net book value for undeveloped properties and the relative portion of total proven oil and natural gas reserves(discounted at 10 percent) as determined by independent reserve engineers for proven properties. The revenue, royalties and operating expenses related to the Ketch Assets and the Bear Ridge Assets have been deducted from the unaudited pro forma consolidated statements of earnings of the Trust for the nine months ended September 30, 2004 and for the year ended December 31, 2003 and related adjustments have been made to depletion, depreciation and accretion and income taxes.

### Balance Sheet Adjustments

(a) The acquisition of Bear Creek, net of the assets transferred to Bear Ridge, is summarized as follows:

| **Net assets, at fair value ($000's)** | |
|---|---|
| Current asset | 5,980 |
| Current liabilities | (12,365) |
| | (6,385) |
| Property, plant and equipment | 106,136 |
| Goodwill | 76,496 |
| Bank debt[1] | (4,815) |
| Asset retirement obligation | (2,408) |
| Future income taxes | (20,297) |
| | 148,727 |

| **Consideration** | |
|---|---|
| Trust Units | 145,937 |
| Transaction costs | 2,790 |
| | 148,727 |

(1) Bank debt includes the assumption of Bear Creek's debt of $13.5 million, additional costs such as bonus program costs of $1.7 million, offset by both the Bear Creek warrant and option proceeds of $8.3 million and Bear Ridge's assumption of $2.0 million of debt.

(b) All the common shares of Bear Creek will be acquired by the Trust in exchange for the issuance of 0.5 of a Trust Unit for each Bear Creek common share held by Bear Creek shareholders. The value ascribed to the Trust units has been reduced by the fair value of the assets being transferred to Bear Ridge of $19.2 million.

(c) Property plant and equipment has been reduced by $23.1 million to reflect the transfer of the Kereco Assets at net book value and future income taxes has been increased by $7.3 million to reflect the transfer of the related tax deductions.

(d) Working capital of Ketch and Bear Creek has been allocated entirely to the Trust. Included in the working capital adjustments are increases to accounts payable of $1.9 million for restructuring costs such as severance, and $3.6 million for Trust unit issue costs. The future income tax liability has been reduced by $0.7 million and $1.4 million, respectively, for these charges with the net amounts of $1.2 million and $2.1 million charged to retained earnings and Unitholders' capital.

(e) As part of the Arrangement, the outstanding debt of Ketch and Bear Creek will be assumed by the Trust under new bank credit facilities arranged with the current lenders of Ketch and Bear Creek prior to the effective date, with Kereco and Bear Creek assuming $3 million and $2 million of debt respectively. Bank debt has been increased for the costs described in 2(a), as well as the buyout of a portion of the outstanding stock options of Ketch estimated to be $18.5 million ($12.1 million net of taxes) and has been reduced for the assumed proceeds from the private placement of Trust units and warrants of $3.5 million, and for proceeds from the assumed exercise of outstanding options and warrants of Ketch estimated to be $4.9 million.

(f) The asset retirement obligations for the Trust has been measured based on assumptions and terms consistent with those used by Ketch. The liability was estimated based on AmalgamationCo's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. A credit adjusted risk–free rate of seven percent was used as the discount rate to calculate the fair value of the asset retirement obligation. The asset retirement obligations has been adjusted to reflect the assets transferred to Kereco and Bear Ridge and to adjust for the retroactive adoption of the new accounting policy related to asset retirement obligations by Ketch, effective January 1, 2004.

(g) Unitholders' capital has been adjusted to reflect the acquisition of Bear Creek, net of the assets transferred to Bear Ridge, and the net assets transferred to Kereco ($26.7 million). Other adjustments include the Ketch option buyout of $12.1 million (net of taxes), a net of $0.9 million reclassification from contributed surplus related to the stock based compensation expense recognized for those options in the past and a reclassification to trust capital of $1.4 million related to warrants. Unitholders' capital has been increased for the Trust private placement estimated to be $3.5 million, as well as, expected proceeds of $4.9 million on the exercise of Ketch warrants and options that were outstanding at September 30, 2004.

**Statements of Earnings Adjustments:**

(h) Revenue, royalty and operating expense in the consolidated statement of earnings for the year ended December 31, 2003 have been adjusted to take into account the revenue and expenses of the properties transferred to Kereco prior to their acquisition by Ketch. In addition, revenue, royalty and operating expenses have been adjusted to take into account the Bear Ridge Assets transferred to Bear Ridge and operating expenses have been adjusted to separately disclose transportation expense in the pro forma consolidated statements of earnings for the nine month period ended September 30, 2004 and for the year ended December 31, 2003.

(i) Royalties have been increased to account for the maximum Alberta royalty tax credit available to AmalgamationCo.

(j) General and administrative expenses have been reduced to give effect to that portion of the expense related to the Kereco Assets and the Bear Ridge Assets in the total amount of $272,000 for the nine months ended September 30, 2004 and $93,000 for the year ended December 31, 2003 and an adjustment has been made to eliminate stock compensation expense related to the assumed full vesting of options prior to the Arrangement. Under the Technical Services Agreement, Bear Ridge will be charged a technical services fee by AmalgamationCo in respect of the management, development, exploitation and operations activities, at cost, on the basis of relative production and capital expenditures. The technical services fee of $135,000 for the nine months ended September 30, 2004 was based on the minimum charge pursuant to the Technical Services Agreement.

(k) As part of the Arrangement, Kereco and Bear Ridge will assume $3 million and $2 million, respectively, of the outstanding debt of Ketch and Bear Creek. Accordingly, interest expense has been recalculated based on the allocated debt proportions as well as the additional debt expected as a result of the Arrangement using an expected average borrowing rate for those periods.

(l) Depreciation, depletion and accretion has been adjusted to reflect the application of the appropriate unit–of–production rate for the full cost pool allocated to AmalgamationCo based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers after adjustments for the transactions described in note 2(a) above. The expense has also been adjusted to reflect the accretion on the asset retirement obligation of AmalgamationCo.

(m) Capital taxes have been adjusted to reflect the increased size of the Trust after the transaction in note 2(a). The future income tax provision has been reduced to account for the lower taxable income for amounts being allocated to Kereco and Bear Ridge and for the tax impact of the pro forma adjustments in the statements of earnings.

(n) The net income per trust unit has been based on the following number of trust units to be issued under the Arrangement, the planned private placement, the exercise of options and warrants and the cash buyout of a portion of the outstanding in–the–money options of Ketch:

| | Trust Units (000's) | | |
|---|---|---|---|
| | Ketch | Bear Creek | Total |
| Ketch and Bear Creek common shares outstanding at the effective date of the Arrangement | 27,578 | 19,728 | |
| Options outstanding | 2,278 | 1,751 | |
| Options assumed repurchased by Ketch | (1,814) | - | |
| Warrants assumed exercised | 1,176 | 329 | |
| | 29,218 | 21,808 | |
| Exchange ratio | 1.0 | 0.5 | |
| | 29,218 | 10,904 | 40,122 |
| Private placement of trust units | | | 486 |
| Total Trust Units | | | 40,608 |

Pursuant to a Private Placement that will be completed prior to the Arrangement the Trust will issue 486,111 warrants to purchase trust units at a price of $8.64 per trust unit which have not been included in the calculation of net income per trust units as they would be anti-dilutive. The warrants have not been ascribed any value for purposes of the pro forma consolidated balance sheet.

(o) No new options are assumed to be issued during the periods.

(p) Costs related to the Plan of Arrangement, estimated to be $1.9 million, have been charged to accumulated earnings on the pro forma balance sheet. These costs have not been included on the pro forma statement of earnings as they relate to Ketch and Bear Creek prior to becoming a trust, and will be expensed (net of income tax) in Ketch's and Bear Creek's financial statements as incurred.

### 3. Unaudited Pro Forma Consolidated Cash Available for Distribution

Cash available for distribution is not a standard measure under Canadian generally accepted accounting principles. Cash available for distribution as presented in this table may not be comparable to similar measures by other energy trusts or similar entities. Cash available for distribution has been presented in order to assist readers of the Pro Forma Statement in determining possible future cash distributions. Future results may vary and the amount of distributable cash is not assured.

| | **Nine Month Period Ended September 30, 2004 ($000's)** | **Year Ended December 31, 2003 ($000's)** |
|---|---|---|
| Net earnings | 13,726 | 13,730 |
| Add (deduct): | | |
| Depletion, depreciation and accretion | 30,815 | 20,397 |
| Future income taxes | 8,645 | 7,522 |
| Gain on sale of shares | (1,901) | - |
| Cash available for distribution [1] | 51,285 | 41,649 |

Note:

(1) Represents cash available for distribution before capital expenditures, asset retirement expenditures debt repayments or borrowings and working capital changes to be made at the discretion of management.

**SCHEDULE B**

**BALANCE SHEET**

**OF**

**KETCH RESOURCES TRUST**

**AUDITORS' REPORT**

To the Trustee of Ketch Resources Trust:

We have audited the balance sheet of Ketch Resources Trust as at December 16, 2004. This financial statement is the responsibility of the Ketch Resources Trust's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Ketch Resources Trust as at December 16, 2004 in accordance with Canadian generally accepted accounting principles

Calgary, Canada
December 17, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

**KETCH RESOURCES TRUST**

**BALANCE SHEET**
**As at December 16, 2004**

| | |
|---|---|
| **Assets** | |
| Current assets | |
| Cash | $2 |
| | $2 |
| **Unitholder's Equity** | |
| Unitholder's equity | $2 |
| | $2 |

*See accompanying notes*

On behalf of the Board of Ketch Resources Ltd.,
as Administrator of Ketch Resources Trust:

| | |
|---|---|
| (signed) *"Grant B. Fagerheim"* | (signed) *"Gerry A. Romanzin"* |
| Grant B. Fagerheim | Gerry A. Romanzin |
| Director | Director |

**KETCH RESOURCES TRUST**

**NOTES TO FINANCIAL STATEMENT**

### 1. Formation and Financial Presentation

Ketch Resources Trust (the "Trust") is an open–ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated December 16, 2004. The Trust has not carried on active business since formation. The Trust will be managed by Ketch Resources Ltd. ("AmalgamationCo"), which will be a subsidiary of the Trust upon completion of the arrangement between Ketch Energy Ltd and Bear Creek Energy Ltd.

### 2. Unitholder's Equity

***Authorized***

An unlimited number of Trust Units

***Issued***

| Trust Units | # Units | Amount |
|---|---|---|
| Issued upon settlement | 2 | $2 |
| Balance as of December 16, 2004 | 2 | $2 |

### 3. Subsequent Event

Coincident with the Plan of Arrangement involving Ketch Resources Ltd ("Ketch"), Bear Creek Energy Ltd. ("Bear Creek"), Kereco Energy Ltd., Bear Ridge Resources., Ketch Acquisition Corp. (AcquisitionCo #1), Bear Creek Acquisition Corp. ("AcquistionCo #2"), the Trust, Ketch Securityholders and Bear Creek Securityholders, Ketch, Bear Creek, AcquisitionCo #1 and AcquistionCo #2 will amalgamate to form AmalgamationCo, which will be a wholly owned subsidiary of the Trust. The Trust will become the holder of all of the issued and outstanding Notes to be issued by AmalgamationCo under the Plan of Arrangement and will make cash distributions to Unitholders from interest income or repayment of Notes received from AmalgamationCo and from income generated under the NPI Agreement. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed by mid January 2005.

# APPENDIX J

## BEAR RIDGE SHARE COMPENSATION ARRANGEMENTS

# BEAR RIDGE RESOURCES LTD.

## STOCK OPTION PLAN

### 1. The Plan

This stock option plan (the "Plan"), pursuant to which options ("Options") to purchase common shares ("Shares") in the capital of Bear Ridge Resources Ltd. (the "Corporation") may be granted to the directors, officers, employees and consultants of the Corporation or of any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, is hereby established on the terms and conditions herein set forth.

### 2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by permitting, through the grant and exercise of Options, the directors, officers, employees and consultants of the Corporation or of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

### 3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) Subject to the terms and conditions set forth herein, the Board is authorized to provide for the granting, exercise and method of exercise of Options, all on such terms (which may vary between Options granted from time to time) as it shall determine. In addition, the Board shall have the authority to: (i) construe and interpret this Plan and all option agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan (subject to regulatory approval, if necessary) and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal or personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 3.

(d) Options to purchase the Shares granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom an Option is granted, which agreement shall be in such form as the Board shall approve or authorize from time to time.

### 4. Shares Subject to Plan

(a) Subject to Section 14 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares. Whenever used herein, the term "Shares" shall be deemed to include any other listed securities that may be acquired by a Participant upon the exercise of Options held by such Participant the terms of which have been modified in accordance with Section 14 below.

(b) The aggregate number of Shares reserved for issuance under this Plan shall be equal to 10% of the issued and outstanding Shares and preferred shares in the capital of the Corporation from time to time, less the number of Shares reserved for issuance under the Special Performance Unit Plan of the Corporation. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the shareholders of the Corporation.

(c) If any Options granted under this Plan shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Shares to which such Options relate shall be available for the purposes of the granting of further Options under this Plan. In addition, and without limiting the generality of the foregoing, if any Shares reserved for issuance under the Special Performance Unit Plan of the Corporation shall not be issued thereunder, such Shares will be available for issuance upon the exercise of the further Options granted under this Plan.

**5. Maintenance of Sufficient Capital**

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

**6. Eligibility and Participation**

(a) The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i) directors of the Corporation or its subsidiaries;

(ii) officers of the Corporation or its subsidiaries;

(iii) employees of the Corporation or its subsidiaries; and

(iv) any other person or company engaged to provide ongoing management or consulting services for the Corporation or its subsidiaries provided such person or company performed and/or continues to perform services on an ongoing basis or is expected to provide a service of value to the Corporation or its subsidiaries,

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may from time to time, in its discretion, grant Options to any Participant, upon such terms, conditions and limitations as the Board may determine, including the terms, conditions and limitations set forth herein, provided that Options granted to any Participant shall be approved by the shareholders of the Corporation if the rules of the Toronto Stock Exchange (the "TSX") or any other stock exchange or exchanges on which the Shares are listed require such approval.

**7. Exercise Price**

(a) Options may be exercised at a price (the "Exercise Price") which shall be fixed by the Board at the time that Options are granted. No Options shall be granted with an Exercise Price at a discount to the Market Price (as hereinafter defined).

(b) The "Market Price" shall be the closing market price of the Shares on the TSX on the first day preceding the date of grant on which at least one board lot of Shares traded on the TSX.

**8. Number of Optioned Shares**

The number of Options granted to a Participant shall be determined by the Board as at the time the Options are granted, provided that the aggregate number of Shares reserved for issuance to any one Participant pursuant to the Options held by such Participant under this Plan or any other plan of the Corporation, shall not exceed five percent (5%) of the total number of issued and outstanding Shares (calculated on a non-diluted basis).

**9. Term**

The period during which Options may be exercised (the "Option Period") shall be determined by the Board at the time the Options are granted, subject to any vesting limitations which may be imposed by the Board in its sole, unfettered discretion at the time such Options are granted, provided that:

(a) no Option shall be exercisable for a period exceeding five (5) years from the date the Option is granted unless otherwise specifically provided by the Board, and in any event, no Option shall be exercisable for a period exceeding ten (10) years from the date the Option is granted;

(b) the Option Period shall be automatically reduced in accordance with Sections 11 and 12 below upon the occurrence of any of the events referred to therein; and

(c) no Option in respect of which shareholder approval is required under the rules of the TSX or any other stock exchange or exchanges on which the Shares are then listed shall be exercisable until such time as the Option has been approved by the shareholders of the Corporation.

**10. Method of Exercise of Options**

(a) Except as set forth in Sections 11 and 12 below or as otherwise determined by the Board, no Option may be exercised unless the holder of such Option is, at the time the Option is exercised, a Participant as defined in Section 6 above.

(b) Options may be exercised in whole or in part and may be exercised on a cumulative basis where a vesting limitation has been imposed at the time of grant.

(c) Any Participant (or his legal or personal representative) wishing to exercise an Option shall deliver to the Corporation, at its principal office in the City of Calgary, Alberta:

(i) a written notice expressing the intention of such Participant (or his legal or personal representative) to exercise his Option and specifying the number of Shares in respect of which the Option is exercised; and

(ii) in the case an Option is exercised, a cash payment, cheque or bank draft, representing the full purchase price of the Shares in respect of which the Option is exercised.

(d) Upon the exercise of an Option as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the registrar and transfer agent of the Shares to deliver, to the relevant Participant (or his legal or personal representative) or to the order thereof, a certificate representing the aggregate number of fully paid and non-assessable Shares for which the Participant (or his legal or personal representative) shall have then paid.

(e) Notwithstanding anything else contained herein, at or after the time that any Option could be exercised by a Participant, the Participant may elect to surrender, in whole or in part, his or her rights under any Option by written notice given to the Corporation stating that such Participant wishes to surrender his or her Option in exchange for a payment by the Corporation of a cash amount per Optioned Share equal to the difference between the exercise price of the Option and the closing price of the Shares on the TSX on the trading day prior to such exercise. The Board

has the sole discretion to consent to or disapprove of the election of the Participant to receive cash pursuant to this Section 10(e). If the Board disapproves of the election, the Participant may (i) exercise the Option under Section 10(c) or (ii) retract the request to exercise such Option.

**11. Ceasing to be a Director, Officer, Employee or Consultant**

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, if any Participant who is a director, officer, employee or consultant of the Corporation or any of its subsidiaries shall cease to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries for any reason other than death, permanent disability or normal retirement, his Options will terminate immediately as to the then unvested portion thereof and at 5:00 p.m. (Calgary time) on the earlier of the date of the expiration of the Option Period and the ninetieth (90th) day after the date such Participant ceases to be a director, officer, employee or consultant of the Corporation or any of its subsidiaries as to the then vested portion of the Option. If the relationship of the Participant with the Corporation is terminated for any reason prior to the expiration of the Options, whether or not such termination is with or without notice, adequate notice or legal notice or is with or without legal or just cause, the Participant's rights shall be strictly limited to those provided for in this Section 11. The Participant shall have no claim to or in respect of any Options which may have or would have vested had due notice of termination of employment been given nor shall the Participant have any entitlement to damages or other compensation on any claim for wrongful termination or dismissal in respect of any Options or loss of profit or opportunity which may have or would have vested or accrued to the Participant if such wrongful termination or dismissal had not occurred or if due notice of termination had been given. This provision shall be without prejudice to the Participant's rights to seek compensation for lost employment income or lost employment benefits (other than those accruing under or in respect of any Option) in the event of any alleged wrongful termination or dismissal.

Neither the selection of any person as a Participant nor the granting of any Options to any Participant under this Plan shall (i) confer upon such Participant any right to continue as a director, officer, employee or consultant of the Corporation or any of its subsidiaries, as the case may be, or (ii) be construed as a guarantee that the Participant will continue as a director, officer, employee or consultant of the Corporation any of its subsidiaries, as the case may be.

**12. Death, Permanent Disability or Normal Retirement of a Participant**

Subject to any written agreement between the Corporation and a Participant providing otherwise and subject to the Option Period, in the event of the death, permanent disability or normal retirement of a Participant, any Options previously granted to him shall be exercisable until the end of the Option Period or until the expiration of 12 months after the date of death, permanent disability or normal retirement of such Participant, whichever is earlier, and then, only:

(a) in the event of death or permanent disability, by the person or persons to whom the Participant's rights under the Options shall pass by the Participant's will or applicable law; and

(b) to the extent that he was entitled to exercise the Options as at the date of his death, permanent disability or normal retirement.

**13. Change of Control**

Notwithstanding the provisions of Section 10, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Options previously granted to him hereunder, whether vested or not, either during the term of the Options or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or any of its subsidiaries or the cessation or termination of the Participant as a director, officer or consultant of the Corporation or any of its subsidiaries, whichever first occurs.

For the purpose of this Agreement change of control of the Corporation means or shall be deemed to have occurred if and when:

(a) the acceptance and sale by the holders of shares of the Corporation, representing in the aggregate more than thirty-five (35%) percent of all issued and voting Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of voting Shares or rights to voting Shares of the Corporation, which together with such person's then owned voting Shares and rights to acquire voting Shares, if any, represent (assuming the full exercise of such rights to acquire voting Shares) more than thirty-five (35%) percent of the combined voting rights of the Corporation's then outstanding voting Shares, together with the voting Shares that would be outstanding on the full exercise of the rights to acquire voting Shares and such person's previously owned rights to acquire voting Shares; or

(c) the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another company; and as a result of such transaction, the shareholders of the Corporation prior to the transaction own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a *bona fide* reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to the election of directors, shall not constitute a majority of the board of directors following such election.

**14. Adjustments**

(a) The number of Shares subject to this Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Options granted prior to such event without any change in the total price applicable to the unexercised portion of such Options, but with a corresponding adjustment in the price for each Share covered by such Options.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Options outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this Section 14 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

**15. Transferability**

All benefits, rights and Options accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable unless specifically provided herein. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Options granted hereunder may only be exercised by the Participant and in the event of the death or permanent disability of a Participant, by the person or persons to whom the Participant's rights under the Options pass by the Participant's will or applicable law.

**16. Amendment and Termination of Plan**

The Board may, at any time, suspend or terminate this Plan. The Board may also at any time amend or revise the terms of this Plan, subject to regulatory approval provided that no such amendment or revision shall alter the terms of any Options theretofore granted under this Plan.

**17. Necessary Approvals**

(a) The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued or paid to a Participant upon the exercise of an Option for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Option will be returned to the relevant Participant as soon as practicable.

(b) No Options shall be granted pursuant to the Plan without obtaining the approval of the shareholders of the Corporation in accordance with the applicable rules, if any, of the TSX and any other stock exchange or exchanges on which the Shares are listed, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in:

(i) a number of Shares reserved for issuance pursuant to Options granted to insiders exceeding ten percent (10%) of the outstanding issue;

(ii) the issuance within a one year period, of a number of Shares exceeding ten percent (10%) of the outstanding issue;

(iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Shares exceeding five percent (5%) of the outstanding issue; or

(iv) the issuance to non-management directors of a number of Shares exceeding one percent (1%) of the outstanding Shares and preferred shares in the capital of the Corporation.

Where used in this Section 17, the terms "insiders", "outstanding issue" and "associates" shall have the meanings attributed thereto in the rules of the TSX.

**18. Stock Exchange Rules**

This Plan and any option agreements entered into hereunder shall comply with the requirements from time to time of the TSX and any other stock exchange or exchanges on which the Shares are listed.

**19. Right to Issue Other Shares**

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

**20. Notice**

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta, Attention: the President; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant; or if to any other person, to the last known address of such person.

**21. Gender**

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

**22. Interpretation**

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

# BEAR RIDGE RESOURCES LTD.

## SPECIAL PERFORMANCE UNIT PLAN

### 1. The Plan

This special performance unit plan (the "Plan"), pursuant to which performance units ("Performance Units") to purchase common shares ("Shares") in the capital of Bear Ridge Resources Ltd. (the "Corporation") may be granted to the directors, officers, employees and consultants of the Corporation or of any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, is hereby established on the terms and conditions herein set forth.

### 2. Purpose

The purpose of this Plan is to advance the interests of the Corporation by permitting, through the grant and exercise of Performance Units, the directors, officers, employees and consultants of the Corporation or of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services to the Corporation or for any entity controlled by the Corporation, to acquire Shares, thereby (i) increasing the proprietary interests of such persons in the Corporation, (ii) aligning the interests of such persons with the interests of the Corporation's shareholders generally, (iii) encouraging such persons to remain associated with the Corporation, and (iv) furnishing such persons with an additional incentive in their efforts on behalf of the Corporation.

### 3. Administration

(a) This Plan shall be administered by the board of directors of the Corporation (the "Board").

(b) The Board shall have the authority to: (i) construe and interpret this Plan and all performance unit agreements entered into hereunder, (ii) prescribe, amend and rescind rules and regulations relating to this Plan (subject to regulatory approval, if necessary) and (iii) make all other determinations necessary or advisable for the administration of this Plan. All determinations and interpretations made by the Board shall be binding on all Participants (as hereinafter defined) and on their legal or personal representatives and beneficiaries.

(c) Notwithstanding the foregoing or any other provision contained herein, the Board shall have the right to delegate the administration and operation of this Plan, in whole or in part, to a committee of the Board or to the President or any other officer of the Corporation. Whenever used herein, the term "Board" shall be deemed to include any committee or officer to which the Board has, fully or partially, delegated the administration and operation of this Plan pursuant to this Section 3.

(d) Performance Units to purchase Shares granted hereunder shall be evidenced by an agreement, signed on behalf of the Corporation and by the person to whom a Performance Unit is granted, which agreement shall be in such form as the Board shall approve or authorize from time to time.

### 4. Shares Subject to Plan

(a) Subject to Section 11 below, the securities that may be acquired by Participants under this Plan shall consist of authorized but unissued Shares. Whenever used herein, the term "Shares" shall be deemed to include any other listed securities that may be acquired by a Participant upon the exercise of Performance Units held by such Participant the terms of which have been modified in accordance with Section 11 below.

(b) The aggregate number of Shares reserved for issuance under this Plan, shall be fixed at a maximum of [•] Shares *[being a specified maximum amount to be determined immediately after the Effective Time as defined in the Arrangement Agreement between Bear Creek Energy Ltd. and Ketch Resources Ltd. equal to the number obtained by multiplying (A) 6% by (B) the total issued*

*and outstanding Shares and preferred shares in the capital of the Corporation immediately after the Effective Time].*

(c) If any Performance Units granted under this Plan shall expire, terminate or be cancelled for any reason without having been converted or exercised in full, any unpurchased Shares to which such Performance Units relate shall be available for the purposes of the granting of stock options pursuant to the Stock Option Plan of the Corporation.

**5. Maintenance of Sufficient Capital**

The Corporation shall at all times during the term of this Plan ensure that the number of Shares it is authorized to issue shall be sufficient to satisfy the requirements of this Plan.

**6. Eligibility and Participation**

(a) The Board may, in its discretion, select any of the following persons to participate in this Plan:

(i) directors of the Corporation or its subsidiaries;

(ii) officers of the Corporation or its subsidiaries;

(iii) employees of the Corporation or its subsidiaries; and

(iv) any other person or company engaged to provide ongoing management or consulting services for the Corporation or its subsidiaries provided such person or company performed and/or continues to perform services on an ongoing basis or is expected to provide a service of value to the Corporation or its subsidiaries,

(any such person having been selected for participation in this Plan by the Board is herein referred to as a "Participant").

(b) The Board may on a one time basis on or prior to the Effective Date (as defined in the Arrangement Agreement dated October 26, 2004 between Bear Creek Energy Ltd. and Ketch Resources Ltd.), grant Performance Units hereunder to Participants, upon the terms, conditions and limitations set forth herein, and such other terms, conditions and limitations permitted by and not inconsistent with this Plan as the Board may determine, provided that Performance Units granted to any Participant shall be approved by the shareholders of the Corporation if the rules of any stock exchange or exchanges on which the Shares are listed require such approval.

**7. Exercise Price**

Performance Units shall be exercised at a price (the "Exercise Price") equal to $0.01 for each underlying Share.

**8. Vesting of Performance Units and Method of Exercise**

(a) No Performance Unit may be exercised unless the holder of such Performance Unit is, at the time the Performance Unit is exercised, a director, officer, employee or a consultant of the Corporation or any of its subsidiaries.

(b) Subject to the other provisions of this Plan, one-third (⅓) of the Performance Units granted to each Participant will be deemed to have vested and become exercisable on each of the first, second and third anniversary dates (each a "Vesting Date") of the Effective Date if the Participant is a director, officer, employee or a consultant of the Corporation or any of its subsidiaries on such date.

(c) Notwithstanding the vesting of the Performance Units on a Vesting Date hereunder, the number of Shares issuable upon exercise of such vested Performance Units pursuant to subsection 8(b) above will equal the number of Performance Units deemed to have been vested multiplied by the closing trading price of the Shares on the Toronto Stock Exchange, or such other stock exchange on which the Shares are listed, on the trading day prior to each Vesting Date (the "Closing Price") less $1.175, and if positive, divided by the Closing Price. If the Closing Price less $1.175 is not positive on any such trading day prior to each Vesting Date, the Corporation will, subject to applicable law, redeem the Performance Units that would have otherwise become exercisable at a redemption price of $0.01 for each underlying Share. In the event that the Corporation is unable to pay the redemption price in accordance with applicable law, the Performance Units which were to be so redeemed, will be cancelled and the Participants will only have the right to receive $0.01 for each underlying Share.

(d) Once Performance Units have vested they may be exercised, in whole or in part, at any time within 30 days of the corresponding Vesting Date, at the election of the Participant by the purchase of the Shares at the Exercise Price by giving written notice to the Corporation specifying the number of Shares with respect to which such vested Performance Units are being exercised, which notice shall be accompanied by payment in full of the Exercise Price for the number of Shares determined in accordance with subsection 8(c) above with respect to such vested Performance Units being exercised.

(e) A Participant shall not be obligated to purchase and pay for any Shares except those Shares in respect of which the Participant shall have exercised his or her Performance Units pursuant to subsection 8(d) above.

(f) Performance Units that have become exercisable under subsection 8(b) above and which are not exercised with the 30 day period outlined in subsection 8(d) shall expire and terminate and be of no further force or effect.

(g) Upon the exercise of Performance Units as aforesaid, the Corporation shall use its reasonable efforts to forthwith deliver, or cause the Corporation's registrar and transfer agent of the Shares to deliver, to the relevant Participant, a certificate representing the number of Shares with respect to which his or her Performance Units have been exercised, such Shares to be issued as fully paid and non-assessable.

**9. Ceasing to be a Director, Officer, Employee or Provider of Services**

Upon a Participant ceasing to be a director, officer, employee or consultant of the Corporation or a subsidiary thereof, for any reason whatsoever, the Corporation may, subject to applicable law, redeem each Performance Unit at a redemption price of $0.01 for each underlying Share.

Neither the selection of any person as a Participant nor the granting of Performance Units to any Participant under this Plan shall: (i) confer upon such Participant any right to continue as a director, officer, employee of, or provider of services to, the Corporation or subsidiary, as the case may be; or (ii) be construed as a guarantee that the Participant will continue as a director, officer or employee of, or provider of services to, the Corporation or subsidiary, as the case may be.

**10. Change of Control**

Notwithstanding the provisions of Section 10, in the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change of control of the Corporation then the Participant shall be entitled to exercise in full or in part any unexercised Performance Units previously granted to him hereunder, whether vested or not, either during the term of the Performance Units or within ninety (90) days after the date of termination of the employment of the Participant with the Corporation or any of its subsidiaries or the cessation or termination of the Participant as a director, officer, employee or consultant of the Corporation or any of its

subsidiaries, whichever first occurs.

For the purpose of this Agreement change of control of the Corporation means or shall be deemed to have occurred if and when:

(a) the acceptance and sale by the holders of shares of the Corporation, representing in the aggregate more than thirty-five (35%) percent of all issued and voting Shares of the Corporation, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Shares of the Corporation; or

(b) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Shares acquired), directly or indirectly, of the beneficial ownership of such number of voting Shares or rights to voting Shares of the Corporation, which together with such person's then owned voting Shares and rights to acquire voting Shares, if any, represent (assuming the full exercise of such rights to acquire voting Shares) more than thirty-five (35%) percent of the combined voting rights of the Corporation's then outstanding voting Shares, together with the voting Shares that would be outstanding on the full exercise of the rights to acquire voting Shares and such person's previously owned rights to acquire voting Shares; or

(c) the closing of a transaction whereby the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another company; and as a result of such transaction, the shareholders of the Corporation prior to the transaction own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(d) the passing of a resolution by the Board or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a *bona fide* reorganization of the Corporation in circumstances where the business of the Corporation is continued and where the shareholdings remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(e) individuals who were members of the Board of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to the election of directors, shall not constitute a majority of the board of directors following such election.

## 11. Adjustments

(a) The number of Shares subject to this Plan shall be increased or decreased proportionately in the event of the subdivision or consolidation of the outstanding Shares, and in any such event a corresponding adjustment shall be made changing the number of Shares deliverable upon the exercise of any Performance Units granted prior to such event without any change in the total price applicable to the unexercised portion of such Performance Units, but with a corresponding adjustment in the price for each Share covered by such Performance Units.

(b) In case the Corporation is reorganized or merged or consolidated or amalgamated with another corporation, appropriate provisions shall be made for the continuance of the Performance Units outstanding under this Plan and to prevent their dilution or enlargement.

(c) Adjustments under this Section 11 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional Shares shall be issued under this Plan on any such adjustment.

**12. Transferability**

All benefits, rights and Performance Units accruing to any Participant in accordance with the terms and conditions of this Plan shall not be transferable or assignable. The Corporation shall not recognize any attempted exercise of any purported assignee of a Participant. During the lifetime of a Participant, any Performance Units granted hereunder may only be exercised by the Participant.

**13. Amendment and Termination of Plan**

The Board may at any time amend or revise the terms of this Plan, subject to regulatory approval provided that no such amendment or revision shall alter the terms of any Performance Units theretofore granted under this Plan.

**14. Necessary Approvals**

(a) The obligation of the Corporation to issue and deliver Shares in accordance with this Plan is subject to applicable securities legislation and to the receipt of any approvals that may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If Shares cannot be issued or paid to a Participant upon the exercise of a Performance Unit for any reason whatsoever, the obligation of the Corporation to issue such Shares shall terminate and any funds paid to the Corporation in connection with the exercise of such Performance Unit will be returned to the relevant Participant as soon as practicable.

(b) No Performance Units shall be granted pursuant to the Plan without obtaining the approval of the shareholders of the Corporation in accordance with the applicable rules, if any, of the TSX and any other stock exchange or exchanges on which the Shares are listed, if such grant together with grants pursuant to all other share compensation arrangements of the Corporation could result, at any time, in:

(i) a number of Shares reserved for issuance pursuant to Performance Units granted to insiders exceeding ten percent (10%) of the outstanding issue;

(ii) the issuance within a one year period, of a number of Shares exceeding ten percent (10%) of the outstanding issue;

(iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of Shares exceeding five percent (5%) of the outstanding issue; or

(iv) the issuance to non-management directors of a number of Shares exceeding one percent (1%) of the outstanding Shares and preferred shares in the capital of the Corporation.

Where used in this Section 17, the terms "insiders", "outstanding issue" and "associates" shall have the meanings attributed thereto in the rules of the TSX.

**15. Stock Exchange Rules**

This Plan and any performance unit agreements entered into hereunder shall comply with the requirements from time to time of the TSX and any other stock exchange or exchanges on which the Shares are listed.

**16. Right to Issue Other Shares**

The Corporation shall not by virtue of this Plan be in any way restricted from declaring and paying stock dividends, issuing further Shares, varying or amending its share capital or corporate structure or conducting its business in any way whatsoever.

## 17. Notice

Any notice required to be given by this Plan shall be in writing and shall be given by registered mail, postage prepaid or delivered by courier or by facsimile transmission addressed, if to the Corporation, at its principal address in Calgary, Alberta, Attention: the President; or if to a Participant, to such Participant at his address as it appears on the books of the Corporation or in the event of the address of any such Participant not so appearing then to the last known address of such Participant.

## 18. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

## 19. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

# APPENDIX K

# KERECO STOCK OPTION PLAN

**KERECO ENERGY LTD.**

**STOCK OPTION PLAN**

**1. Purpose of Plan**

The purpose of this plan is to develop the interest of the directors, officers and employees of, and certain other persons providing services on an ongoing basis (collectively the "Optionees") of Kereco Energy Ltd. and its subsidiaries (collectively "Kereco") in the growth and development of Kereco by providing them with the opportunity to acquire a proprietary interest in Kereco.

**2. Administration**

This plan will be administered by the Board of Directors of Kereco, or if appointed, by a special committee of directors appointed from time to time by the Board of Directors of Kereco (such committee or, if no such committee is appointed, the Board of Directors of Kereco, is hereinafter referred to as the "Committee") pursuant to rules of procedure fixed by the Board of Directors of Kereco.

**3. Granting of Stock Options**

The Committee may from time to time grant options ("Stock Options") to purchase common shares of Kereco ("Common Shares") to the Optionees and fix the number of Common Shares subject to option to each Optionee.

**4. Limitations to the Plan**

Notwithstanding any other provision of the Plan:

(a) (subject to Clause 10 hereof) the maximum number of common shares issuable pursuant to the Plan shall be 1,989,586 (the "Common Share Maximum");

(b) the number of Common Shares issuable pursuant to the Plan to any one person shall not exceed 5% of the aggregate outstanding Common Shares and non-voting shares of Kereco (the "Total Outstanding Shares");

(c) the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Kereco, to insiders shall not exceed 10% of the outstanding Common Shares and the number of Common Shares issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Kereco, to any one insider and such insider's associates shall not exceed 5% of the Total Outstanding Shares; and

(d) the number of Common Shares reserved for issuance, or issuable within one year, pursuant to the Plan and all other established or proposed share compensation arrangements of Kereco, to non-management directors shall not exceed one percent (1%) of the outstanding Total Outstanding Shares.

where "insider" and "associate" shall have the meanings of such terms under the *Securities Act* (Alberta) provided that "insider" shall include any associate of the insider as otherwise defined and "outstanding Common Shares", in determining the number of Common Shares issuable within one year for the purposes of subclauses (c) and (d) above, shall be determined on the basis of the number of Common Shares that are outstanding immediately prior to the Common Share issuance, excluding any Common Shares issued pursuant to share compensation arrangements over the preceding one-year period.

Subject to all necessary regulatory approvals, the Common Share Maximum may be increased by the Board of Directors with the approval of the shareholders of Kereco as required by the stock exchanges upon which the Common Shares are listed.

## 5. Vesting of Stock Options

The Committee may, in its sole discretion, determine the time during which Stock Options shall vest and the method of vesting, or that no vesting restriction shall exist.

## 6. Expiry Date

All Stock Options granted pursuant to this Plan will expire on a date (the "Expiry Date") as determined by the Committee at the time of the grant provided that no Stock Option may be exercised beyond ten years from the time of the grant.

## 7. Exercise Price

The exercise price of any Stock Option granted pursuant to the Plan shall be fixed by the Committee when the Stock Option is granted, provided that such price shall not be less than the market price of the Common Shares on the date of the grant. "Market Price", on any date, shall be the closing trading price of the Common Shares on the Toronto Stock Exchange (as reported by such exchange) on the date or, in the absence of a closing price on such date, on the most recent date (not exceeding 10 days) prior to such date or, if the Common Shares are not listed on the Toronto Stock Exchange, on such other stock exchange as the Committee may designate and, otherwise, shall be as determined by the Committee or, such price allowed by the applicable regulatory body or exchange.

## 8. Non-assignability

All Stock Options granted pursuant to the Plan will be personal to the Optionee and will not be assignable.

## 9. Exercise of Stock Option

Subject to the Plan, the Optionee may:

(a) exercise from time to time by delivery to Kereco, at its head office in Calgary, Alberta, a written notice of exercise ("Exercise Notice") specifying the number of Common Shares with respect to which the Stock Option is being exercised and accompanied by payment in full of the purchase price of the Common Shares then being purchased. Upon exercise of the Stock Option, Kereco will cause to be delivered to the Optionee a certificate or certificates, representing such Common Shares in the name of the Optionee or the Optionee's legal personal representative or otherwise as the Optionee may or they may in writing direct; or

(b) exercise the right (the "Put Right") from time to time to require Kereco to purchase all or any part of the Stock Options of the Optionee by delivery to Kereco, at its head office in Calgary, Alberta, a written notice of exercise ("Put Notice") specifying the number of Stock Options with respect to which the Put Right is being exercised. Upon the exercise of the Put Right, Kereco will purchase from the Optionee all of the Stock Options specified in the Put Notice at a purchase price (the "Purchase Price") equal to the excess of the Current Market Price, determined on the date of receipt of the Put Notice by Kereco (the "Notice Date"), over the Exercise Price for each Stock Option being purchased under the Put Right. Upon the exercise of the Put Right, Kereco will cause to be delivered to the Optionee a cheque representing the Purchase Price within three business days of the Notice Date. Notwithstanding the foregoing, Kereco may at its sole discretion decline to accept the exercise of a Put Right at any time.

For purposes of this Section 9, the Current Market Price means the closing price of the Common Shares on the last trading day prior to the Notice Date on which at least one board lot traded as reported by the Toronto Stock Exchange.

**10. Alterations in Common Shares**

Appropriate adjustments in the number of Common Shares optioned and in the exercise price per share, as regards options granted or to be granted, any be made or facilitated by the Committee in its discretion to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications, of the Common Shares, the payment of stock dividends by Kereco or other relevant changes in the capital of Kereco, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction.

**11. Take-over Bids**

If, during the term of a Stock Option, a take-over bid (as defined in the *Securities Act* (Alberta), which is not exempt from the take-over bid requirements of Part 13 of the *Securities Act* (Alberta) (or its replacement or successor provisions) shall be made for the Common Shares, Kereco shall give notice of such take-over bid to all Optionees immediately upon becoming aware of such take-over bid and in any event at least 14 days before the expiration of such take-over bid. Each Optionee shall have the right, whether or not such notice is given to it by Kereco, to exercise their Stock Options to purchase all of the Common Shares optioned to them which have not previously been purchased, but such Common Shares may only be purchased for tender pursuant to such take-over bid. If for any reason such Common Shares are not so tendered or, if tendered, are not, for any reason, taken up and paid for pursuant to the take-over bid, any such Common Shares so purchased by an Optionee shall be and shall be deemed to be cancelled and returned to the treasury of Kereco, shall be added back to the number of Common Shares, if any, remaining unexercised and upon presentation to Kereco of Common Share certificates representing such Common Shares properly endorsed for transfer back to Kereco, Kereco shall refund the Optionee all consideration paid the Optionee in the initial purchase thereof.

**12. No Rights as a Shareholder**

An Optionee shall not have any of the rights or privileges of a shareholder of Kereco in respect of any Common Shares issuable upon exercise of a Stock Option until certificates representing such Common Shares have been issued and delivered.

**13. Option Agreement**

A written agreement will be entered into between Kereco and each Optionee to whom a Stock Option is granted hereunder, which agreement will set out the number of Common Shares subject to option, the Exercise Price, the Vesting Dates, the Expiry Date and any other terms approved by the Committee, all in accordance with the provisions of this Plan. The agreement will be in the form of agreement as the Committee may from time to time approve or authorize the officers of Kereco to enter into and may contain such terms as may be considered necessary in order that the Stock Option will comply with any provisions respecting Stock Options in the income tax or other laws in force in any country or jurisdiction of which the person to whom the Stock Option is granted may from time to time be a resident or citizen or the rules of any regulatory body having jurisdiction over Kereco. All option agreements entered into and remaining outstanding prior to the effective date of the Plan continue with full force and effect unamended by the Plan.

**14. Amendment or Discontinuance of the Plan**

The Committee may, subject to the prior approval of the Board of Directors of Kereco and any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Plan or any Option at any time, provided that no such amendment may increase the maximum number of Common Shares that may be optioned under the Plan in the aggregate or to any person or group of persons, change the manner of determining the minimum exercise price, extend the period during which options may be exercised or, without the consent of the Optionee, alter or impair any option previously granted to an Optionee under the Plan.

15. **Regulatory Authorities Approvals**

The Plan shall be subject to the approval, if required, of any stock exchange on which the Common Shares are listed for trading. Any options granted prior to such approval shall be conditional upon such approval being given and no such options may be exercised unless such approval, if required, is given.

16. **Common Shares Duly Issued**

Common Shares issued upon the exercise of a Stock Option granted hereunder will be validly issued and allotted as fully paid and non-assessable upon payment thereof in accordance with the terms of the particular agreement and the issuance of Common Shares thereunder will not require a resolution or approval of the Board of Directors.

17. **Effective Date**

The Plan is effective from •, 2005 upon all necessary shareholder and regulatory approvals.

# APPENDIX L

## RESTRICTED UNIT AND PERFORMANCE UNIT INCENTIVE PLAN OF THE TRUST

# KETCH RESOURCES TRUST

## Restricted Unit and Performance Unit Incentive Plan

### 1. The Plan

A restricted unit and performance unit incentive plan (the "**Plan**") pursuant to which restricted units ("**Restricted Units**") and performance units ("**Performance Units**") may be granted to the directors, officers, employees of, and consultants and service providers to, Ketch Resources Trust (the "**Trust**") or any of its subsidiaries, including Ketch Resources Ltd. (the "**Corporation**"), is hereby established on the terms and conditions herein set forth. This Plan is a full-value unit plan using the value of trust units of the Trust (the "**Trust Units**") as the basis for the Restricted Units and Performance Units.

### 2. Purposes

The principal purposes of this Plan are as follows:

(a) to retain and attract qualified directors, officers, employees, consultants and other service providers that the Trust and the Trust Affiliates require;

(b) to promote a proprietary interest in the Trust by such directors, officers, employees, consultants and other service providers and to encourage such individuals to remain in the employ of the Trust and the Trust Affiliates and put forth maximum efforts for the success of the business of the Trust; and

(c) to focus management of the Trust and the Trust Affiliates on operating and financial performance and total long-term Unitholder return.

### 3. Definitions

As used in this Plan, the following words and phrases shall have the meanings indicated:

(a) "**Adjustment Ratio**" means, with respect to any Restricted Unit or Performance Unit, the ratio used to adjust the number of Trust Units to be issued on the applicable Issue Date(s) pertaining to such Restricted Unit or Performance Unit determined in accordance with the terms of this Plan; and, in respect of each Restricted Unit or Performance Unit, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Fair Market Value of the Trust Units on the Distribution Payment Date;

(b) "**Board**" means the board of directors of the Corporation as it may be constituted from time to time;

(c) "**Change of Control**" means:

(i) the acceptance and sale by the Unitholders or holders of voting shares of the Corporation, representing in the aggregate more than fifty (50%) percent of all issued and outstanding Trust Units or voting shares of the Corporation, as the case may be, of any offer, whether by way of a takeover bid or otherwise, for all or any of the Trust Units or voting shares of the Corporation; or

(ii) the acquisition, by whatever means (including, without limitation, amalgamation, arrangement, consolidation or merger), by a person (or two or more persons who in such

acquisition have acted jointly or in concert or intend to exercise jointly or in concert any voting rights attaching to the Trust Units or shares of the Corporation acquired), directly or indirectly, of the beneficial ownership of such number of Trust Units or shares of the Corporation or rights to Trust Units or voting shares of the Corporation, which together with such person's then owned Trust Units or voting shares and rights to acquire Trust Units or voting shares, if any, represent (assuming the full exercise of such rights to acquire Trust Units or voting shares) more than fifty (50%) percent of the combined voting rights of the Trust Units or the Corporation's then outstanding voting shares, together with the Trust Units or voting shares that would be outstanding on the full exercise of the rights to acquire Trust Units or voting shares and such person's previously owned rights to acquire Trust Units or voting shares; or

(iii) the closing of a transaction whereby either the Trust or the Corporation merges, consolidates, amalgamates, is arranged or absorbed by or into another person, and as a result of such transaction, the Unitholders or shareholders of the Corporation prior to the transaction, as the case may be, own directly or indirectly less than 50% of the equity of the entity resulting from the transaction; or

(iv) the passing of a resolution by the Board, or Unitholders or shareholders of the Corporation to substantially liquidate its assets or wind-up its business or significantly rearrange its affairs in one or more transactions or series of transactions or the commencement of proceedings for such a liquidation, winding-up or re-arrangement (except where such re-arrangement is part of a *bona fide* reorganization of the Trust or Corporation in circumstances where the business of the Corporation is continued and where the unitholdings or shareholdings, as the case may be, remain substantially the same following the re-arrangement as existed prior to the re-arrangement); or

(v) individuals who were members of the Board immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to the election of directors, shall not constitute a majority of the board of directors following such election; or

(vi) the sale by either the Trust or the Corporation of all or substantially all of its respective assets; or

(vii) the termination of the Trust;

(d) **"Committee"** has the meaning set forth in Section 4 hereof provided that if the Compensation or another committee is not appointed or authorized to administer this Plan by the Board, all references in this Plan to the Committee will be deemed to be references to the Board;

(e) **"Corporation"** means Ketch Resources Ltd.;

(f) **"Disability"** in respect of a Grantee means that such Grantee is receiving benefits under any long term disability plan of the Corporation or a Trust Affiliate;

(g) **"Distribution"** means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

(h) **"Distribution Payment Date"** means any date that a Distribution is distributed to Unitholders;

(i) **"Distribution Record Date"** means the applicable record date in respect of any Distribution used to determine the Unitholders entitled to receive such Distribution;

(j) **"Exchange"** means the Toronto Stock Exchange or such other stock exchange on which the Trust Units are then listed and posted for trading from time to time;

(k) **"Fair Market Value"** with respect to a Trust Unit, as at any date means the weighted average of the prices at which the Trust Units traded on the Exchange (or, if the Trust Units are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which the Trust Units are then listed and posted for trading as may be selected for such purpose by the Board) for the five (5) trading days on which the Trust Units traded on such Exchange immediately preceding such date. In the event that the Trust Units are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Trust Units as determined by the Board in its discretion, acting reasonably and in good faith;

(l) **"Grantee"** has the meaning set forth in Section 5 hereof;

(m) **"Issue Date"** means, with respect to any Restricted Unit or Performance Unit, the date upon which Trust Units awarded thereunder shall be issued to the Grantee of such Restricted Unit or Performance Unit;

(n) **"Notice Date"** has the meaning set forth in Section 7(d)(ii) hereof;

(o) **"Payout Multiplier"** means, at any time, the number obtained by subtracting one from the product of (i) 0.04 and (ii) the Percentile Rank in effect at such time; provided, however, that:

(i) in the event that such Percentile Rank is less than 25, the Payout Multiplier shall be zero; and

(ii) in the event that such Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two;

(p) **"Peer Comparison Group"** means, generally, comparable public Canadian oil and gas issuers that are trusts and competitors of the Trust and which shall be determined from time to time by the Committee;

(q) **"Percentile Rank"** means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Trust Units issuable pursuant to any Performance Unit on an Issue Date, the percentile rank, expressed as a whole number, of Total Unitholder Return relative to returns calculated on a similar basis on trust units of members of the Peer Comparison Group that are trusts over the period commencing on or about the date such Performance Unit was made and ending on or about the second business day preceding such Issue Date (such commencing and ending dates to be determined by the Committee, in its sole discretion);

(r) **"Performance Unit"** means an award of Trust Units under this Plan designated as a "Performance Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date determined in accordance with Section 7(b)(ii) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(ii);

(s) **"Restricted Unit"** means an award of Trust Units under this Plan designated as a "Restricted Unit" in the Unit Award Agreement pertaining thereto, which Trust Units shall be issued on the Issue Date(s) determined in accordance with Section 7(b)(i) hereof, subject to adjustment pursuant to the provisions of such Section 7(b)(i);

(t) **"Retirement"** shall have such meaning as the Committee or the Board shall determine from time to time but, for greater certainty, shall not include any of the events described in paragraphs 7(d)(i), (ii), (iii) or (v);

(u) "**Service Provider**" has the meaning set forth in Section 5 hereof;

(v) "**Settlement Amount**" has the meaning set forth in Section 7(c) hereof;

(w) "**Total Unitholder Return**" means, with respect to any period, the total return to Unitholders on the Trust Units calculated using cumulative distributions on a reinvested basis and the change in the trading price of the Trust Units on the Exchange over such period;

(x) "**Trust**" means Ketch Resources Trust;

(y) "**Trust Affiliate**" means a corporation, partnership or trust that is affiliated with the Corporation or the Trust (within the meaning of the *Securities Act* (Alberta)) and for the purpose of this definition, a corporation, partnership or trust is affiliated with another corporation, partnership or trust if it directly or indirectly controls or is directly or indirectly controlled by that other corporation, partnership or trust through the ownership of securities;

(z) "**Trust Units**" means trust units of the Trust;

(aa) "**Unit Award Agreement**" has the meaning set forth in Section 7 hereof; and

(bb) "**Unitholder**" means a holder of Trust Units.

**4. Administration**

This Plan shall be administered by the Compensation Committee of the Board or such other committee as the Board considers appropriate (the "**Committee**").

The Committee shall have the authority in its discretion, subject to and not inconsistent with the express provisions of this Plan, to administer this Plan and to exercise all the powers and authorities either specifically granted to it under this Plan or necessary or advisable in the administration of this Plan, including, without limitation:

(a) the authority to make grants of Restricted Units or Performance Units;

(b) to determine the Fair Market Value of the Trust Units on any date;

(c) to determine the Service Providers to whom, and the time or times at which Restricted Units or Performance Units shall be granted;

(d) to determine the number of Trust Units to be covered by each Restricted Unit or Performance Unit;

(e) to determine members of the Peer Comparison Group from time to time;

(f) to determine the Total Unitholder Return of the Trust and the Peer Comparison Group at any time;

(g) to prescribe, amend and rescind rules and regulations relating to this Plan;

(h) to interpret this Plan;

(i) to determine the terms and provisions of Unit Award Agreements (which need not be identical) entered into in connection with grants of Restricted Units or Performance Units; and

(j) to make all other determinations deemed necessary or advisable for the administration of this Plan.

The determinations of the Committee shall be subject to review and approval by the Board. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under this Plan.

For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Restricted Unit or Performance Unit in any year shall not require the Committee to approve the grant of a Restricted Unit or Performance Unit to any Service Provider in any other year; nor shall the Committee's decision with respect to the size or terms and conditions of a Restricted Unit or Performance Unit in any year require it to approve the grant of Restricted Units or Performance Units of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other year. The Committee shall not be precluded from approving the grant of Restricted Units or Performance Units to any Service Provider solely because such Service Provider may previously have been granted Restricted Units or Performance Units under this Plan or any other similar compensation arrangement of the Trust or a Trust Affiliate. No Service Provider has any claim or right to be granted Restricted Units or Performance Units.

**5. Eligibility and Award Determination**

Restricted Units and Performance Units may be granted only to persons, firms or corporations who are employees, senior officers or directors, officers, employees of, or consultants or other service providers to, the Trust or any Trust Affiliates (collectively, "**Service Providers**"); provided, however, that the participation of a Service Provider in this Plan is voluntary. In determining the Service Providers to whom Restricted Units or Performance Units may be granted ("**Grantees**") and the number of Restricted Units or Performance Units to be covered by each grant, the Committee may take into account such factors as it shall determine in its absolute discretion including, if so determined by the Committee, any one or more of the following factors:

(a) compensation data for comparable benchmark positions among the Peer Comparison Group;

(b) the duties, responsibilities, position and seniority of the Grantee;

(c) performance measures of the Trust compared with similar performance measures of members of the Peer Comparison Group for the most recently completed fiscal year;

(d) the individual contributions and potential contributions of the Grantee to the success of the Trust;

(e) any cash bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Trust;

(f) the Fair Market Value or current market price of the Trust Units at the time of grant of such Restricted Units or Performance Units; and

(g) such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of this Plan.

**6. Reservation of Trust Units**

Subject to Sections 7(b)(i)(2), 7(b)(ii)(B) and 9 of this Plan, the number of Trust Units reserved for issuance from time to time pursuant to Restricted Units and Performance Units shall not exceed a number of Trust Units equal to 5% of the issued and outstanding Trust Units from time to time. This prescribed maximum may be subsequently increased to any specified amount, provided the change is authorized by a vote of the unitholders of the Trust.

If any Restricted Units or Performance Units granted under this Plan shall expire, terminate or be cancelled for any reason without the Trust Units issuable thereunder having been issued in full, any Trust Units shall be available for the purposes of the granting of further Restricted Units or Performance Units under this Plan.

**7. Terms and Conditions of Grants of Restricted Units and Performance Units**

Each grant of Restricted Units and Performance Units shall be subject to the terms and conditions of this Plan and evidenced by a written agreement between the Trust and the Grantee (a "**Unit Award Agreement**"), which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions not inconsistent with the terms of this Plan as the Committee or the Board, in its discretion, shall establish):

(a) ***Number and Type of Trust Units*** – The Committee shall determine the number of Restricted Units or Performance Units to be granted to a Grantee in accordance with the provisions set forth in Section 5 of this Plan and shall designate such award as either a "Restricted Unit" or a "Performance Unit", as applicable, in the Unit Award Agreement relating thereto; provided, however, that no one Service Provider may be granted any Restricted Units or Performance Units which, together with all Restricted Units and Performance Units then held by such Grantee, would entitle such Grantee to receive a number of Trust Units which is greater than 5% of the outstanding Trust Units, calculated on an undiluted basis. The number of Trust Units issuable pursuant to this Plan to a director of the Corporation who is not an officer or employee of the Trust or a Trust Affiliate will be limited to a maximum of 0.5% of the issued and outstanding Trust Units.

(b) ***Issue Dates and Adjustment of Restricted Units or Performance Units***

(i) Restricted Units – Subject to Section 7(d) hereunder, with respect to any Restricted Unit, the Issue Dates for the issuance of Trust Units thereunder shall be as follows:

(A) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the first anniversary of the date of the Restricted Unit;

(B) as to one-third of the Trust Units awarded pursuant to such Restricted Unit, on the second anniversary of the date of the Restricted Unit; and

(C) as to the remaining one-third of the Trust Units awarded pursuant to such Restricted Unit, on the third anniversary of the date of the Restricted Unit;

provided, however, that:

(1) in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 7(b)(i), the Issue Date for all Trust Units awarded pursuant to such Restricted Unit that have not yet been issued as of such time shall be the earlier of (i) the next applicable Issue Date determined in accordance with the above provisions, and (ii) the date which is immediately prior to the date upon which a Change of Control is completed; and

(2) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Unit.

(ii) Performance Units – Subject to Section 7(d) hereunder, with respect to any Performance Unit, the Issue Date for the issuance of Trust Units thereunder shall be on the third anniversary of the date of the Performance Unit provided, however, that:

(A) in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 7(b)(ii), the Issue Date for all Trust Units awarded pursuant to such Performance Unit that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which a Change of Control is completed; and

(B) immediately prior to each Issue Date, the number of Trust Units to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Unit, and (2) the Payout Multiplier applicable to such Performance Unit at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 6 and 7(a) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Board hereby reserves the right to make any additional adjustments to the number of Trust Units to be issued pursuant to any Performance Unit (including adjustments as a result of the absolute Total Unitholder Return without comparison to the Peer Comparison Group) if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of this Plan.

(iii) Board Discretion to Accelerate the Issue Date – Notwithstanding any other provision of this Plan, the Board may, in its sole discretion, accelerate the Issue Date for all or any Restricted Units or Performance Units at any time and from time to time.

(c) ***Surrender of Restricted Units and Performance Units*** – At any time when the Trust Units are listed and posted for trading on the Exchange, a Grantee may elect on any Issue Date pertaining to a Restricted Unit or Performance Unit, subject to the consent of the Trust, that the Trust pay an amount in cash equal to the aggregate current market value of the Trust Units (as adjusted in accordance with the relevant provisions set forth in Section 7(b) and based on the closing price of the Trust Units on the Exchange on the trading day immediately preceding such Issue Date) (the "**Settlement Amount**") in consideration for the surrender by the Grantee to the Trust of the right to receive Trust Units under such Restricted Unit or Performance Unit. Following such election and the acceptance thereof by the Trust, the Trust shall cause a cheque to be issued payable to the Grantee (or as the Grantee may direct) in the Settlement Amount (subject to Section 10 hereof) and sent by pre-paid mail or delivered to the Grantee. The Trust and the Grantee may also agree that all or a portion of the Settlement Amount may be satisfied in whole or in part in Trust Units in which case the number of Trust Units that are issuable to the Grantee on the Issue Date shall be acquired by the Corporation on the Exchange or from the Trust, as an issuance of treasury Trust Units, or a combination thereof; provided, however, that the aggregate number of Trust Units that may be so acquired on the Exchange within any 12 month period shall not exceed 5% of the issued and outstanding Trust Units as at the beginning of such period. The Corporation shall be entitled to withhold from the Settlement Amount all amounts as may be required by law and in the manner contemplated by Section 10 hereof.

(d) ***Termination of Relationship as Service Provider*** – Unless otherwise provided in a Unit Award Agreement pertaining to a particular grant of Restricted Units or Performance Units or any written employment agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i) Termination for cause – If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the date notice is given to the Grantee of such termination, all outstanding Unit Award Agreements under which Restricted Units or Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(ii) *Termination not for cause* – If a Grantee ceases to be a Service Provider as a result of being terminated other than a termination for cause,

(A) effective as of the date notice is given in respect of such termination (the "**Notice Date**") and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Unit Award Agreements under which Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee, and the Grantee shall not be entitled to receive any Performance Units or compensation in lieu thereof after the Notice Date; and

(B) effective as of the last day of any notice period applicable in respect of such termination, all outstanding Unit Award Agreements under which Restricted Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee.

(iii) *Voluntary Resignation* – If a Grantee voluntarily ceases to be a Service Provider for any reason other than such Grantee's Disability, Retirement or death, effective as of the date notice is given by the Grantee of such resignation, all outstanding Unit Award Agreements under which Restricted Units or Performance Units have been made to such Grantee shall be terminated and all rights to receive Trust Units thereunder shall be forfeited by the Grantee provided, however, that notwithstanding the foregoing, the right to receive Trust Units under a Restricted Unit or Performance Unit shall not be affected by a change of employment or term of office or appointment within or among the Trust or a Trust Affiliate so long as the Grantee continues to be a Service Provider.

(iv) *Disability or Retirement* – If a Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date such Grantee ceases to be a Service Provider as a result of such Grantee's Disability or Retirement.

(v) *Death* – If a Grantee ceases to be a Service Provider as a result of such Grantee's death, the Issue Date for all Trust Units awarded to such Grantee under any outstanding Unit Award Agreements shall be as of the date of such Grantee's death and the number of Trust Units to be issued to such Grantee shall be pro-rated for the number of months that the Grantee was a Service Provider.

## 8. Rights as a Unitholder

Until the Trust Units granted pursuant to any Restricted Units or Performance Units have been issued in accordance with the terms of this Plan, the Grantee to whom such Restricted Units or Performance Units has been made shall not possess any incidents of ownership of such Trust Units including, for greater certainty and without limitation, the right to receive Distributions on such Trust Units and the right to exercise voting rights in respect of such Trust Units. Such Grantee shall only be considered a Unitholder in respect of such Trust Units when such issuance has been entered upon the records of the duly authorized transfer agent of the Trust.

## 9. Effect of Certain Changes

In the event:

(a) of any change in the Trust Units through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

(b) that any rights are granted to Unitholders to purchase Trust Units at prices substantially below Fair Market Value; or

(c) that, as a result of any recapitalization, merger, consolidation or other transaction, the Trust Units are converted into or exchangeable for any other securities;

then, in any such case, the Board may make such adjustments to this Plan, to any Restricted Units or Performance Units and to any Unit Award Agreements outstanding under this Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

**10. Withholding Taxes**

When a Grantee or other person becomes entitled to receive Trust Units under, or any Settlement Amount in respect of any Unit Award Agreement, the Trust shall have the right to require the Grantee or such other person to remit to the Trust an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a) the tendering by the Grantee of cash payment to the Trust in an amount less than or equal to the total withholding tax obligation; or

(b) the withholding by the Corporation or the Trust, as the case may be, from the Trust Units otherwise due to the Grantee such number of Trust Units having a Fair Market Value, determined as of the date the withholding tax obligation arises, less than or equal to the amount of the total withholding tax obligation; or

(c) the withholding by the Corporation or the Trust, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Trust Units so withheld is sufficient to satisfy the total withholding tax obligation.

**11. Non-Transferability**

Subject to Section 7(d)(v), the right to receive Trust Units pursuant to Restricted Units or Performance Units granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Restricted Unit or Performance Unit, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Restricted Units or Performance Units whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Restricted Units or Performance Units shall terminate and be of no further force or effect.

**12. Amendment and Termination of Plan**

The Corporation retains the right to amend from time to time or to terminate the terms and conditions of this Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the Exchange. Any amendment to this Plan shall take effect only with respect to Restricted Units or Performance Units granted after the effective date of such amendment, provided that it may apply to any outstanding Restricted Units or Performance Units with the mutual consent of the Corporation and the Service Providers to whom such Restricted Units or Performance Units have been made.

### 13. Compliance with Legal Requirements

The Trust shall not be obliged to issue any Trust Units if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Trust Units under any Restricted Units or Performance Units as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Trust Units in compliance with applicable laws, rules and regulations. The Trust shall not be required to qualify for resale pursuant to a prospectus or similar document any Trust Units awarded under this Plan, provided that, if required, the Trust shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of this Plan and the granting of Restricted Units or Performance Units hereunder in accordance with any such requirements.

### 14. No Right to Continued Employment

Nothing in this Plan or in any Unit Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Trust or any Trust Affiliates, to be entitled to any remuneration or benefits not set forth in this Plan or a Unit Award Agreement or to interfere with or limit in any way the right of the Trust or any Trust Affiliate to terminate Grantee's employment or service arrangement with the Trust or any Trust Affiliate.

### 15. Ceasing to be a Trust Affiliate

Except as otherwise provided in this Plan, Restricted Units and Performance Units granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Trust Affiliate. For greater certainty, all Restricted Units and Performance Units remain valid and exercisable in accordance with the terms and conditions of this Plan and are not affected by reason only that, at any time, any corporation, partnership or trust ceases to be a Trust Affiliate.

### 16. Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

### 17. Interpretation

This Plan will be governed by and construed in accordance with the laws of the Province of Alberta.

### 18. Effective Date

This Plan shall take effect on the Effective Date of the Plan of Arrangement involving Bear Creek Energy Ltd. and Ketch Resources Ltd., and upon the acceptance of the Plan by the Exchange and any other relevant regulatory authority.

## APPENDIX M

## SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

## SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

**Pursuant to the Interim Order, registered Securityholders have the right to dissent in respect of the Arrangement. Such right of dissent is described in the Information Circular. The full text of Section 191 of the ABCA is set forth below. Note that certain provisions of such section have been modified by the Interim Order which is attached to the Information Circular as Appendix C and pursuant to the Plan of Arrangement which is attached to the Information Circular as Exhibit 1 to Appendix D.**

"191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(l)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholder at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

# APPENDIX N

## NI 51-101 FORMS

**REPORT ON RESERVES DATA**
**BY**
**INDEPENDENT QUALIFIED RESERVES**
**EVALUATOR OR AUDITOR**

To the board of directors of Bear Creek Energy Ltd. ("Bear Creek") and Ketch Resources Ltd. ("Ketch")

1. We have prepared evaluations of Ketch Resources Trust, Kereco Energy Ltd. and Bear Ridge Resources Ltd. (the "Companies") reserves data as at September 30, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at September 30, 2004, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at September 30, 2004, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the management of Bear Creek and Ketch as it relates to the Companies. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Companies evaluated by us for the nine months ended September 30, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Bear Creek and Ketch boards of directors:

| Description and Preparation Date of Evaluation Report | Location of Reserves (Country or Foreign Geographic Area) | Net Present Value of Future Net Revenue (before income taxes, 10% discount rate) | | | |
|---|---|---|---|---|---|
| | | Audited | Evaluated | Reviewed | Total |
| Kereco Energy Ltd. October 1, 2004 | Canada | $0 | $38,815,000 | $0 | $38,815,000 |
| Bear Ridge Resources Ltd. October 1, 2004 | Canada | $0 | $17,981,000 | $0 | $17,981,000 |
| Ketch Resources Trust October 1, 2004 | Canada | $0 | $346,062,000 | $0 | $346,062,000 |

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Gilbert Laustsen Jung Associates Ltd., Calgary, Alberta, Canada Dated December 15, 2004

(signed) *"Doug R. Sutton, P. Eng."*
Vice-President

## REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F3)

Management of Bear Creek Energy Ltd. ("Bear Creek") is responsible for the preparation and disclosure of information with respect to the oil and gas activities of properties contributed from Bear Creek to Bear Ridge Resources Ltd. ("Bear Ridge") and properties contributed from Bear Creek to the Ketch Resources Trust (the "Trust") in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at September 30, 2004 using forecasted prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at September 30, 2004 using constant prices and costs; and
(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserve data. The report of the independent qualified reserve evaluator is presented in this document.

The Reserves Committee of the Board of Directors of Bear Creek has:

(a) reviewed the procedures of Bear Creek for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the procedures of Bear Creek for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendations of the Reserves Committee, approved:

(a) the content and filings with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the reports of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *"Russell J. Tripp"*
Russell J. Tripp
President & Chief Executive Officer
Bear Creek Energy Ltd.

(signed) *"John Howard"*
John Howard
Director
Bear Creek Energy Ltd.

(signed) *"Neil Bokenfohr"*
Neil Bokenfohr
Vice President, Engineering
Bear Creek Energy Ltd.

(signed) *"Garry Tanner"*
Garry Tanner
Director
Bear Creek Energy Ltd.

December 15, 2004

## REPORT OF MANAGEMENT AND DIRECTORS ON RESERVE DATA AND OTHER INFORMATION (NI 51-101F3)

Management of Ketch Resources Ltd. ("Ketch") is responsible for the preparation and disclosure of information with respect to the oil and gas activities of properties contributed from Ketch to Kereco Energy Ltd. ("Kereco") and properties contributed from Ketch to the Ketch Resources Trust (the "Trust") in accordance with securities regulatory requirements. This information includes reserves data, which consists of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at September 30, 2004 using forecasted prices and costs; and
(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at September 30, 2004 using constant prices and costs; and
(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserve data. The report of the independent qualified reserve evaluator is presented in this document.

The Reserves Committee of the Board of Directors of Ketch has:

(a) reviewed the procedures of Ketch for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the procedures of Ketch for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendations of the Reserves Committee, approved:

(a) the content and filings with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the reports of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) *"Grant B. Fagerheim"*
Grant B. Fagerheim
President & Chief Executive Officer
Ketch Resources Ltd.

(signed) *"C. Keith Caldwell"*
C. Keith Caldwell
Director
Ketch Resources Ltd.

(signed) *"Kirby J. Wanner"*
Kirby J. Wanner
Vice President, Engineering and Operations
Ketch Resources Ltd.

(signed) *"James H. McKelvie"*
James H. McKelvie
Director
Ketch Resources Ltd.

December 15, 2004